As filed with the Securities and Exchange Commission on November 5, 2021

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4 REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

STARRY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	Applied For (I.R.S. Employer Identification No.)

38 Chauncy Street, Suite 200

Boston, MA 02111

(617) 861-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chaitanya Kanojia

Chief Executive Officer

38 Chauncy Street, Suite 200

Boston, MA 02111

(617) 861-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Justin G. Hamill Rachel W. Sheridan Shagufa R. Hossain Chad G. Rolston Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Gregg A. Noel Michael J. Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(6)	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock(2)	180,391,268	$9.90(7)	$1,785,873,553.20	$165,550.48
Class X Common Stock(3)	18,238,631	$9.90(8)	$180,562,446.90	$16,738.14
Warrants to purchase Class A Common Stock(4)	20,653,333	$1.31(9)	$27,055,866.23	$2,508.08
Class A Common Stock(5)	25,641,113	$11.50(10)	$294,872,811.00	$27,334.71
Total			$2,288,364,677.33	$212,131.41

(1)

All securities being registered are issued by Starry Holdings, Inc., a Delaware corporation (“New Starry”), in connection with the proposed business combination (the “Business Combination”) among New Starry, FirstMark Horizon Acquisition Corp., a Delaware corporation (“FirstMark”), Starry, Inc., a Delaware corporation (“Starry”), and Sirius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Starry, as described herein.

(2)

Based on the maximum number of shares of Class A common stock, par value $0.0001 per share, of New Starry (“New Starry Class A Common Stock”) estimated to be issued or issuable, or reserved for issuance pursuant to options to purchase New Starry Class A Common Stock (“New Starry Options”) or restricted stock units of New Starry (“New Starry RSUs”), by New Starry in connection with the Business Combination. Such maximum number of shares of New Starry Class A Common Stock is based on the sum of (i) 41,400,000 shares of Class A common stock, par value $0.0001 per share, of FirstMark (“FirstMark Class A Common Stock”) that were sold pursuant to FirstMark’s Registration Statements on Form S-1 (File No. 333-248916 and 333-249329) as part of the units in FirstMark’s initial public offering, which will, pursuant to the SPAC Merger (as defined herein), be canceled and converted into shares of New Starry Class A Common Stock at the applicable exchange ratio calculated pursuant to the Merger Agreement (as defined herein), (ii) 10,350,000 shares of Class B common stock, par value $0.0001 per share, of FirstMark, which will be exchanged for shares of FirstMark Class A Common Stock at the applicable exchange ratio calculated pursuant to the Sponsor Support Agreement (as defined herein), and which such shares of FirstMark Class A Common Stock will, pursuant to the SPAC Merger, then be canceled and converted into shares of New Starry Class A Common Stock at the applicable exchange ratio calculated pursuant to the Merger Agreement, (iii) 200,894,082 shares of common stock, par value $0.001 per share, of Starry (“Starry Common Stock”), and 497,770,570 shares of preferred stock, par value $0.001 per share, of Starry, and of which each share will, pursuant to the Acquisition Merger (as defined herein), be canceled and converted into shares of New Starry Class A Common Stock equal to the applicable exchange ratio calculated pursuant to the Merger Agreement, (iv) 2,100,000 shares of Series Z Preferred Stock, par value $0.001 per share, of Starry, which will be canceled and converted, on a one-for-one basis, into shares of New Starry Class A Common Stock pursuant to the Acquisition Merger, (v) warrants to purchase 47,557,890 shares of Starry Common Stock, which will, pursuant to the Acquisition Merger, be exercised in exchange for shares of Starry Common Stock prior to the Acquisition Merger, and which such shares of Starry Common Stock will then be canceled and converted into shares of New Starry Class A Common Stock at the applicable exchange ratio calculated pursuant to the Merger Agreement, (vi) 45,914,213 shares of Starry Common Stock issuable upon the exercise of options to purchase shares of Starry Common Stock, such options which will, pursuant to the Acquisition Merger, be converted into New Starry Options, each such New Starry Option exercisable for a number of shares of New Starry Class A Common Stock equal to the applicable exchange ratio, calculated pursuant to the Merger Agreement and (vii) 4,449,250 shares of Starry Common Stock subject to issuance upon the settlement of restricted stock units of Starry, which will, pursuant to the Acquisition Merger, be converted into New Starry RSUs, each such New Starry RSU representing the right to receive a number of shares of New Starry Class A Common Stock equal to the applicable exchange ratio, calculated pursuant to the Merger Agreement.

(3)	Based on the maximum number of shares of Class X common stock, par value $0.0001 per share, of New Starry, estimated to be issued by New Starry in connection with the Business Combination.
(4)

Such number of warrants of New Starry (“New Starry Warrants”) is based on (i) 13,800,000 warrants to purchase shares of FirstMark Class A Common Stock that were sold pursuant to FirstMark’s Registration Statements on Form S-1 (File No. 333-248916 and 333-249329) as part of the units in FirstMark’s initial public offering and (ii) 6,853,333 warrants to purchase shares of FirstMark Class A Common Stock that were sold to the Sponsor (as defined herein). Pursuant to the SPAC Merger, each such warrant to purchase shares of FirstMark Class A Common Stock will be assumed by New Starry on the terms and subject to the conditions of the Warrant Assumption Agreement (as defined herein).

(5)

Based on the estimated maximum number of shares of New Starry Class A Common Stock issuable in connection with the exercise of the New Starry Warrants. Each New Starry Warrant will be exercisable into shares of New Starry Class A Common Stock equal to the applicable exchange ratio calculated pursuant to the Merger Agreement.

(6)

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(7)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the FirstMark Class A Common Stock on the New York Stock Exchange (“NYSE”) on November 2, 2021 ($9.90 per share), in accordance with Rule 457(f)(1).

(8)

For purposes of calculating the registration fee, shares of New Starry Class X Common Stock are treated as having the same value as shares of New Starry Class A Common Stock because each share of New Starry Class X Common Stock is convertible into shares of New Starry Class A Common Stock under certain circumstances that are more fully described in this proxy statement/prospectus and, as discussed in note (7) above, the average of the high and low trading prices of the FirstMark Common Stock on November 3, 2021 is used as a proxy for the price of the New Starry Class X Common Stock.

(9)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of FirstMark’s public warrants on the NYSE on November 2, 2021 ($1.31 per warrant), in accordance with Rule 457(f)(1).

(10)	Calculated pursuant to Rule 457(g) under the Securities Act, based on the exercise price of the warrants.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF

FIRSTMARK HORIZON ACQUISITION CORP.

PROSPECTUS FOR 206,032,382 SHARES OF CLASS A COMMON STOCK, 18,238,631 SHARES OF

CLASS X COMMON STOCK, 20,653,333 WARRANTS TO PURCHASE SHARES OF CLASS A

COMMON STOCK OF STARRY HOLDINGS, INC.

(AFTER THE BUSINESS COMBINATION DESCRIBED HEREIN)

The disinterested members of the board of directors (the “FirstMark Board”) of FirstMark Horizon Acquisition Corp., a blank check company incorporated as a Delaware corporation (the “Company,” “FirstMark,” “we,” “us” or “our”), have approved the Agreement and Plan of Merger, dated as of October 6, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among FirstMark, Sirius Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of FirstMark (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”), and Starry Holdings, Inc., a Delaware corporation and wholly owned direct subsidiary of Starry (“New Starry”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A.

Pursuant to the Merger Agreement, the business combination will be effected in two steps: (a) subject to the approval and adoption of the Merger Agreement by the stockholders of FirstMark, FirstMark will merge with and into New Starry (the “SPAC Merger”), with New Starry surviving the SPAC Merger as a publicly traded entity (the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”) and becoming the sole owner of Merger Sub; and (b) at least twenty-four (24) hours, but no more than forty-eight (48) hours, after the SPAC Merger Effective Time (the “Acquisition Merger Closing Date”), Merger Sub will merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry.

On the closing date of the SPAC Merger (the “SPAC Merger Closing Date”) and immediately prior to the SPAC Merger Effective Time, each then-outstanding share of Class B common stock, par value $0.0001 per share, of FirstMark (the “FirstMark Class B Common Stock”) will be exchanged for shares of Class A common stock, par value $0.0001 per share, of FirstMark (the “FirstMark Class A Common Stock,” and, together with the FirstMark Class B Common Stock,” the “FirstMark Common Stock”) pursuant to the terms of the Sponsor Support Agreement, dated October 6, 2021, by and among FirstMark, FirstMark Horizon Sponsor LLC, Starry, and New Starry and the persons set forth on Schedule I thereto.

At the SPAC Merger Effective Time, pursuant to the SPAC Merger: (a) each then-outstanding share of New Starry common stock, par value $0.01 per share, shall be redeemed for par value; (b) each unit of FirstMark (the “FirstMark Units”) that is outstanding immediately prior to the SPAC Merger Effective Time will be separated and canceled into its underlying one share of FirstMark Class A Common Stock and one-third of one warrant to purchase FirstMark Class A Common Stock (a “FirstMark Warrant”), (c) each then-outstanding share of FirstMark Class A Common Stock (including, for the avoidance of doubt, shares of FirstMark Class A Common Stock issued upon the exchange of the FirstMark Class B Common Stock described in the preceding paragraph and the separation, cancelation and conversion of the FirstMark Units described in (b) above, but excluding any shares of FirstMark Class A Common Stock subject to a proper exercise of appraisal rights under the Merger Agreement and applicable law) will be canceled and converted into shares of Class A common stock, par value $0.0001 per share, of New Starry (the “New Starry Class A Common Stock”) equal to the applicable exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus); (d) each then-outstanding FirstMark Warrant (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units as described in clause (b)) will be assumed and converted automatically into a warrant to purchase a number of shares of New Starry Class A Common Stock (a “New Starry Warrant”) equal to the applicable exchange ratio, pursuant to that certain warrant agreement by and between FirstMark and Continental Stock Transfer & Trust Company (the “Warrant Agent”) (as amended by that certain Warrant Assignment, Assumption and Amendment Agreement, to be entered into by and among FirstMark, New Starry and the Warrant Agent in connection with the closing of the SPAC Merger); and (e) each share of FirstMark Common Stock held by FirstMark or its subsidiaries as treasury stock will be canceled for no payment or consideration.

On the Acquisition Merger Closing Date and immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), (a) each then-outstanding share of Starry Preferred Stock (excluding the Series Z Preferred Stock, par value $0.001 per share of Starry (“Starry Series Z Preferred Stock”)) will convert automatically into a number of shares of common stock, par value $0.001 per share, of Starry (“Starry Common Stock”) at the then-effective conversion rate as calculated pursuant to the certificate of incorporation of Starry (the “Conversion”); and (b) each then-outstanding and unexercised warrant of Starry (the “Starry Warrants”) will automatically be exercised in exchange for shares of Starry Common Stock pursuant to the terms of such Starry Warrant and shall be automatically canceled, extinguished and retired and cease to exist.

At the Acquisition Merger Effective Time, pursuant to the Acquisition Merger: (a) each then-outstanding share of Starry Common Stock, including shares of Starry Common Stock resulting from the Conversion, will be canceled and automatically converted into the right to receive (i) with respect to Chaitanya Kanojia, the number of shares of Class X common stock, par value $0.0001 per share, of New Starry (the “New Starry Class X Common Stock”) and (ii) with respect to any other persons who hold Starry Common Stock, the number of shares of New Starry Class A Common Stock, in each case, equal to the applicable exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus); (b) each share of then-outstanding Starry Series Z Preferred Stock will convert automatically into the right to receive shares of New Starry Class A Common Stock on a one-to-one basis; (c) each then-outstanding and unexercised option exercisable for shares of Starry Common Stock (a “Starry Option”) will be converted into an option exercisable for shares of New Starry Class A Common Stock (a “New Starry Option”), on the same terms and conditions as were applicable to such Starry Option, based on the exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus); and (d) each then-outstanding award of restricted stock units of Starry (a “Starry RSU Award”) will be converted into an award covering shares of New Starry Class A Common Stock (a “New Starry RSU Award”), on the same terms and conditions as were applicable to such Starry RSU Award, based on the exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus).

This proxy statement/prospectus covers 206,032,382 shares of New Starry Class A Common Stock (including shares of FirstMark Class A Common Stock (including the Earnout Shares (as defined herein)), FirstMark Units, and Starry Common Stock that will convert into shares of New Starry Class A Common Stock in connection with the SPAC Merger or the Acquisition Merger, as applicable, and shares issuable upon exercise of the New Starry Warrants issued to FirstMark warrantholders and the shares issuable upon the exercise of New Starry Options and settlement of New Starry RSU Awards), 18,238,631 shares of New Starry Class X Common Stock (including shares of Starry Common Stock that will convert into shares of New Starry Class X Common Stock) to be issued in connection with the Acquisition Merger, and 20,653,333 New Starry Warrants. The number of shares of New Starry Class A Common Stock and New Starry Class X Common Stock that this proxy statement/prospectus covers represents the maximum number of shares that may be issued to holders of shares of Starry Common Stock, Starry Warrants, Starry Options, and Starry RSU Awards in connection with the Acquisition Merger (as more fully described in this proxy statement/prospectus), together with the shares issued or issuable to the existing holders of shares of FirstMark Class A Common Stock, FirstMark Warrants, and FirstMark Units in connection with the SPAC Merger.

The New Starry Class X Common Stock will have the same economic terms as the New Starry Class A Common Stock, but the New Starry Class X Common Stock will be entitled to 20 votes per share compared to one vote per share for the New Starry Class A Common Stock. Therefore, following consummation of the Business Combination, Chaitanya Kanojia will hold over 65% of the combined voting power of New Starry Class A Common Stock and New Starry Class X Common Stock. As a result, New Starry will be a “controlled company” within the meaning of The New York Stock Exchange (“NYSE”) and The Nasdaq Stock Market LLC (“Nasdaq”) corporate governance standards. See “Management Following the Business Combination — Controlled Company Exemption” and “Beneficial Ownership of Securities.”

As described in this proxy statement/prospectus, FirstMark’s stockholders are being asked to consider and vote upon (among other things) the Business Combination and the other proposals set forth herein.

The FirstMark Units, shares of FirstMark Class A Common Stock and FirstMark Warrants are currently listed on the NYSE under the symbols “FMAC.U,” “FMAC” and “FMAC WS,” respectively. The parties anticipate that, following the Business Combination, the New Starry Class A Common Stock and New Starry Warrants will be listed on the NYSE or Nasdaq under the symbols “    ” and “    ,” respectively, and the FirstMark Units, shares of FirstMark Class A Common Stock, and FirstMark Warrants will cease trading on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, upon the consummation of the SPAC Merger. New Starry will not have units trading upon the consummation of the Business Combination.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document, including the annexes. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the Merger Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                      , 2022, and is first being mailed to FirstMark’s stockholders on or about                     , 2022.

FIRSTMARK HORIZON ACQUISITION CORP.

A Delaware Corporation

100 5th Avenue, 3rd Floor

New York, New York 10011

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                  , 2022

TO THE STOCKHOLDERS OF FIRSTMARK HORIZON ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Special Meeting”) of FirstMark Horizon Acquisition Corp., a Delaware corporation (“FirstMark,” “we,” “us” or “our”), will be held at                 a.m., Eastern Time, on,                 2022. For the purposes of FirstMark’s Amended and Restated Certificate of Incorporation, the physical place of the meeting will be      . In light of the COVID-19 pandemic and to support the well-being of FirstMark’s stockholders, directors and officers, FirstMark encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing             . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposals — to consider and vote upon two separate proposals to approve the Business Combination and approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 6, 2021, by and among FirstMark, Sirius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of FirstMark (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”), and Starry Holdings, Inc., a Delaware corporation and wholly owned direct subsidiary of Starry (“New Starry”), pursuant to which the business combination will be effected in two steps: (i) subject to approval by the stockholders of FirstMark, FirstMark will merge with and into New Starry (the “SPAC Merger”), with New Starry surviving the SPAC Merger as a publicly traded entity (the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”) and becoming the sole owner of Merger Sub (the “SPAC Merger Proposal”); and (ii) subject to approval by the stockholders of FirstMark, at least twenty-four (24) hours, but no more than forty-eight (48) hours, following the closing of the SPAC Merger (the “Acquisition Merger Closing Date”), Merger Sub will merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry (the “Acquisition Merger Proposal” and, together with the SPAC Merger Proposal, the “Business Combination Proposals”) (Proposal No. 1). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Organizational Documents Proposal — to approve and adopt, assuming the Business Combination Proposals and the Exchange Proposal are approved and adopted, the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Starry as the post-SPAC Merger company, which, if approved, would take effect substantially concurrently with the effectiveness of the SPAC Merger (the “Organizational Documents Proposal”);

Proposal No. 3 — The Advisory Organizational Documents Proposals — to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with United States Securities and Exchange Commission (the “SEC”) guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as eleven sub-proposals (collectively, the “Advisory Organizational Documents Proposals”):

(a)	approve and adopt a provision of the Proposed Charter providing that the name of New Starry will be “Starry Holdings, Inc.”;

(b)	change the corporate purpose to one more appropriate for a public operating company;

(c)

set the number of authorized shares of New Starry Class A Common Stock to 800,000,000, the number of authorized shares of New Starry Class X Common Stock to 50,000,000 and the number of authorized shares of New Starry Preferred Stock to 10,000,000;

(d)

provide that holders of New Starry Class A Common Stock will be entitled to one vote per share of New Starry Class A Common Stock and holders of New Starry Class X Common Stock will (i) prior to the Sunset Date (as defined in the section entitled “Selected Definitions”), be entitled to cast twenty votes per share and (ii) on the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock and from and after the Sunset Date, be entitled to cast one vote per share;

(e)	provide that directors may be removed with or without cause under varying circumstances;

(f)

provide that certain transactions are not “corporate opportunities” and that the Identified Persons (as defined in the Proposed Charter) are not subject to the doctrine of corporate opportunity and such Identified Persons do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries;

(g)

provide that New Starry will not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, and acknowledge that certain stockholders cannot be “interested stockholders” (as defined in Proposed Charter); provided that the restrictions on business combinations will apply for twelve months following the date the Proposed Charter is filed;

(h)

provide that until the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry may be effected at a duly called annual or special meeting of stockholders or, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, by written consent and that following the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry must be effected at an annual or special meeting of the stockholders of New Starry, and shall not be taken by written consent in lieu of a meeting;

(i)	increase the required voting thresholds for approving any amendments to the Proposed Bylaws to 66 2/3%;

(j)	increase the required voting thresholds for approving certain amendments to the Proposed Charter to 66 2/3%; and

(k)	eliminate various provisions applicable only to blank check companies.

Proposal No. 4 — The Exchange Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposals and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE or Nasdaq, as applicable, the issuance of (i) shares of New Starry Class A Common Stock and New Starry Class X Common Stock pursuant to the terms of the Merger Agreement, (ii) shares of New Starry Class A Common Stock to the PIPE Investors (as defined below) pursuant to the PIPE Subscription Agreements (as defined below), (iii) shares of New Starry Class A Common Stock to the Convertible Notes Investors (as defined below) upon conversion of the Convertible Notes (as defined below) issued pursuant to the Convertible Notes Subscription Agreements (as defined below) and (iv) shares of New Starry Class A Common Stock and warrants to purchase shares of New Starry Class A Common Stock to funds affiliated with the Sponsor (as defined below) including such additional shares of New Starry Class A Common Stock if certain share price thresholds are achieved within five years after the Acquisition Merger Closing Date (the “Exchange Proposal”);

Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposals, the Exchange Proposal, the Organizational Documents Proposal and the ESPP Proposal are approved and adopted, the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J (the “Equity Incentive Plan Proposal”);

Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposals, the Exchange Proposal, the Organizational Documents Proposal and the Equity Incentive Plan Proposal are approved and adopted, the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex K (the “ESPP Proposal” and, collectively with the Business Combination Proposals, the Exchange Proposal, the Organizational Documents Proposal and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and

Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Only holders of record of FirstMark Common Stock at the close of business on                 , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

The resolutions to be voted upon in person or by proxy at the Special Meeting relating to the above proposals are set forth in the proxy statement/prospectus sections entitled “Proposal No. 1 — The Business Combination Proposals,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Exchange Proposal,” “Proposal No. 5 — The Equity Incentive Plan Proposal,” Proposal No. 6 — The ESPP Proposal” and “Proposal No. 7 — The Adjournment Proposal,” respectively.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read when available the proxy statement/prospectus, including the annexes, carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, the FirstMark Board has determined that each of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of FirstMark and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of FirstMark’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of FirstMark and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Merger Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal. If our stockholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated.

In connection with our initial public offering, on October 5, 2020, our sponsor, FirstMark Horizon Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and our officers and directors at the time of our initial public offering entered into a letter agreement (the “IPO Letter Agreement”) pursuant to which they agreed, among other things, to vote their FirstMark Class B Common Stock purchased prior to our initial public offering (“FirstMark Founder Shares”), as well as any FirstMark Class A Common Stock sold by us in our initial public offering (“public shares”) purchased by them during or after our initial public offering, in favor of FirstMark’s initial business combination. Accordingly, we expect them to vote their shares in favor of the Business Combination Proposals. As of the date hereof, the Initial Stockholders own 20% of the outstanding shares of FirstMark Common Stock.

Pursuant to FirstMark’s Amended and Restated Certificate of Incorporation, a holder of public shares (“Public Stockholder”) may request that FirstMark redeem all or a portion of its public shares (which would become shares of New Starry Class A Common Stock in the SPAC Merger) for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares or (b) hold FirstMark Units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)     prior to                 p.m., Eastern Time, on                 , 2022, (a) submit a written request to Continental Transfer & Trust Company, FirstMark’s transfer agent (the “transfer agent”), that FirstMark redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of FirstMark Units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold FirstMark Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds FirstMark Units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public Stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposals. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with FirstMark’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of                 , 2022, there was approximately $                 on deposit in the Trust Account, which would have amounted to approximately $                 per public share. If a Public Stockholder exercises its redemption rights, such Public Stockholder’s shares of FirstMark Common Stock will (i) not be exchanged for shares of New Starry Class A Common Stock pursuant to the SPAC Merger and (ii) immediately prior to the SPAC Merger Effective Time, be canceled and cease to exist, and will be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

All FirstMark stockholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding Common Stock, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote will have no effect on the vote count for the proposals to be voted on at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your shares, please contact Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Thank you for your participation. We look forward to your continued support.

            , 2022

By Order of the Board of Directors,

Amish Jani Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD FIRSTMARK CLASS A COMMON STOCK THROUGH FIRSTMARK UNITS, ELECT TO SEPARATE YOUR FIRSTMARK UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING—REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

This notice was mailed by FirstMark on                 , 2022.

i

ADDITIONAL INFORMATION

If you have questions about the Business Combination or the Special Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus, proxy card or other information regarding FirstMark, you may contact FirstMark’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: FMAC.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on                  , 2022, you must request the information no later than                  business days prior to the date of the Special Meeting, by                , 2022.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

When used in this proxy statement/prospectus, unless the context otherwise requires:

•	“Acquisition Merger” refers to the merger on the Acquisition Merger Closing Date of Merger Sub with and into Starry, with Starry surviving the merger as a wholly owned subsidiary of New Starry.

•	“Acquisition Merger Closing” refers to the closing of the Acquisition Merger.

•

“Acquisition Merger Closing Date” refers to the business day following the SPAC Merger Closing Date or such later date as the parties may agree in writing that is at least 24 hours but not more than 48 hours following the SPAC Merger Closing Date.

•	“Acquisition Merger Effective Time” refers to the date and time at which the Acquisition Merger becomes effective.

•	“Acquisition Merger Exchange Ratio” refers to the ratio obtained by dividing (a) 140,000,000 by (b) Starry Outstanding Shares.

•	“Acquisition Merger Proposal” refers to the Stockholder Proposal to be considered at the Special Meeting to approve the Acquisition Merger.

•

“Adjournment Proposal” refers to the Stockholder Proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

•	“Advisory Organizational Documents Proposals” means the eleven sub-proposals to take effect upon the Acquisition Merger Closing Date if the Organizational Documents Proposal is approved.

•	“Business Combination” refers to the transactions contemplated by the Merger Agreement.

•	“Class A Exchange Ratio” refers to the lower of: (A) 1.2415; and (B) (1) (x) the FirstMark Outstanding Shares, plus (y) 1,000,000 divided by (2) the FirstMark Outstanding Shares.

•

“Class B Exchange” refers to each Initial Stockholder’s contribution, transfer, assignment, conveyance and delivery to FirstMark all of such Initial Stockholder’s right, title and interest in, to and under such Initial Stockholder’s shares of FirstMark Class B Common Stock in exchange for shares of FirstMark Class A Common Stock equal to the applicable exchange ratio provided in the Sponsor Support Agreement.

•

“Closing Surviving Corporation Cash” refers to, without duplication, an amount equal to, as of immediately prior to the Acquisition Merger Effective Time and after the SPAC Merger Effective Time: (a) the funds contained in the Trust Account; plus (b) all other cash and cash equivalents of New Starry at such point; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of FirstMark Class A Common Stock pursuant to the redemption offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (d) the actual amount of the PIPE Investment received by FirstMark or New Starry at or prior to the Acquisition Merger Closing; plus (e) net cash proceeds actually received by Starry in consideration for the issuance of Starry Additional Funding Shares (including pursuant to the Starry Series Z Subscription Agreements) prior to the Acquisition Merger Closing; in each case, excluding proceeds from the purchase of Convertible Notes.

•

“Conversion” refers to the conversion of each share of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) into a number of shares of Starry Common Stock immediately prior to the Acquisition Merger Effective Time at the then-effective conversion rate as calculated pursuant to the Starry Charter (see “The Business Combination — Merger Consideration” for a further description of the Conversion).

•	“Convertible Notes” refers to the convertible notes sold to the Convertible Notes Investors pursuant to the Convertible Notes Subscription Agreements.

•

“Convertible Notes Investment” means the investment pursuant to which Convertible Notes Investors have committed to purchase an aggregate of $150 million principal amount of Convertible Notes on the terms and conditions set forth in the Convertible Notes Subscription Agreements.

•	“Convertible Notes Investors” refers to the investors that have signed Convertible Notes Subscription Agreements.

•

“Convertible Notes Subscription Agreements” refers to the subscription agreements, dated as of October 6, 2021, by and among New Starry and the Convertible Notes Investors, pursuant to which New Starry has agreed to issue an aggregate of $150 million principal amount of Convertible Notes to the Convertible Notes Investors immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, as the same may be amended, modified, supplemented or waived from time to time in accordance with their terms.

•	“DGCL” refers to the Delaware General Corporation Law, as amended.

•	“dollars” or “$” refers to U.S. dollars.

•	“Earnout Period” refers to the period commencing on the Acquisition Merger Closing Date and ending on the date that is five years after the Acquisition Merger Closing Date.

•	“Earnout Shares” refers to the shares of New Starry Class A Common Stock to be received by the Sponsor pursuant to the SPAC Merger.

•

“Earnout Triggering Event I” refers to any time during the Earnout Period when the last reported sale price of New Starry Class A Common Stock on the principal national securities exchange on which the New Starry Class A Common Stock is then listed equals or exceeds $12.50 per share for 20 out of any 30 consecutive trading day period.

•

“Earnout Triggering Event II” refers to any time during the Earnout Period when the last reported sale price of New Starry Class A Common Stock on the principal national securities exchange on which the New Starry Class A Common Stock is then listed equals or exceeds $15.00 per share for 20 out of any 30 consecutive trading day period.

•

“Earnout Triggering Event III” refers to any time during the Earnout Period when the last reported sale price of New Starry Class A Common Stock on the principal national securities exchange on which the New Starry Class A Common Stock is then listed equals or exceeds $17.50 per share for 20 out of any 30 consecutive trading day period.

•	“Earnout Triggering Events” refers to Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III.

•	“Equity Incentive Plan” means the Starry Holdings, Inc. 2022 Incentive Award Plan, a copy of which is attached to this proxy statement/prospectus as Annex J.

•	“Equity Incentive Plan Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the Equity Incentive Plan.

•	“ESPP” means the Starry Holdings, Inc. 2022 Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex K.

•	“ESPP Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the ESPP.

•	“FirstMark” refers to FirstMark Horizon Acquisition Corp., a blank check company incorporated as a Delaware corporation.

•	“FirstMark Board” refers to the board of directors of FirstMark.

•	“FirstMark Bylaws” refers to the bylaws of FirstMark, as may be amended or amended and restated from time to time subject to the terms of the Merger Agreement.

•

“FirstMark Canceled Shares” refers to shares of FirstMark Common Stock that are owned by FirstMark as treasury stock or owned by any direct or indirect subsidiary of FirstMark that will be automatically canceled as of immediately prior to the SPAC Merger Effective Time.

•	“FirstMark Capital” refers to FirstMark Capital LLC.

•

“FirstMark Certificate of Incorporation” refers to FirstMark’s Amended and Restated Certificate of Incorporation, effective as of October 5, 2020, as may be amended or amended and restated from time to time subject to the terms of the Merger Agreement.

•	“FirstMark Class A Common Stock” refers to FirstMark’s Class A common stock, par value $0.0001 per share.

•	“FirstMark Class B Common Stock” refers to FirstMark’s Class B common stock, par value $0.0001 per share.

•	“FirstMark Common Stock” refers to shares of FirstMark Class A Common Stock and FirstMark Class B Common Stock.

•

“FirstMark Existing Organizational Documents” refers to the FirstMark Certificate of Incorporation and FirstMark Bylaws, as may be amended or amended and restated from time to time subject to the terms of the Merger Agreement.

•

“FirstMark Dissenting Shares” refers to the shares of FirstMark capital stock that are outstanding immediately prior to the SPAC Merger Effective Time and that are held by FirstMark stockholders who neither voted in favor of the SPAC Merger nor consented thereto in writing and who demanded properly in writing appraisal for such shares of FirstMark capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights.

v

•	“FirstMark Founders” refers to the Sponsor and certain equity holders of FirstMark.

•	“FirstMark Founder Shares” refers to the outstanding shares of FirstMark Class B Common Stock.

•

“FirstMark Outstanding Shares” refers to, without duplication, (a) the aggregate number of shares of FirstMark Class A Common Stock outstanding as of immediately prior to the SPAC Merger Effective Time, plus (b) the aggregate number of shares of FirstMark Class A Common Stock issuable on exercise of all FirstMark Warrants (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) outstanding as of immediately prior to the SPAC Merger Effective Time, minus (c) the FirstMark Canceled Shares outstanding immediately prior to the SPAC Merger Effective Time.

•	“FirstMark Units” refers to FirstMark’s units sold in the IPO, each of which consists of one share of Class A Common Stock and one-third of one FirstMark Warrant.

•

“FirstMark Warrants” refers to (a) prior to the SPAC Merger Closing, FirstMark’s public warrants and private placement warrants entitling holders thereof to purchase one share of FirstMark Class A Common Stock per warrant and (b) after the SPAC Merger Closing, the New Starry Warrants that the FirstMark public warrants and private placement warrants will convert into upon consummation of the SPAC Merger.

•	“GAAP” refers to United States generally accepted accounting principles, consistently applied.

•	“Historical Rollover Stockholders” refers to the holders of shares of Starry Common Stock that will be issued shares of New Starry Common Stock in the Business Combination.

•	“Initial Stockholders” refers to the beneficial holders of FirstMark Founder Shares, which includes the Sponsor and FirstMark’s independent directors.

•	“Interim Period” refers to the period of time from the date of the Merger Agreement to the Acquisition Merger Effective Time.

•	“IPO” refers to FirstMark’s initial public offering of its units pursuant to the IPO registration statement and consummated on October 8, 2020.

•

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of October 6, 2021 (as the same has been or may be further amended, modified, supplemented or waived from time to time in accordance with its terms), by and among FirstMark, Merger Sub, New Starry and Starry, a copy of which is attached to this proxy statement/prospectus as Annex A.

•

“Merger Sub” refers to Sirius Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of (a) FirstMark, prior to the SPAC Merger Effective Time, and (b) New Starry, subsequent to the SPAC Merger Effective Time.

•	“Nasdaq” refers to The Nasdaq Stock Exchange LLC.

•	“New Starry” refers to Starry Holdings, Inc., a Delaware corporation.

•	“New Starry Board” refers to the board of directors of New Starry.

•	“New Starry Class A Common Stock” refers to the shares of Class A common stock, par value $0.0001 per share, of New Starry after the SPAC Merger.

•	“New Starry Class X Common Stock” refers to the shares of Class X common stock, par value $0.0001 per share, of New Starry after the SPAC Merger.

•	“New Starry Common Stock” refers to shares of New Starry Class A Common Stock and New Starry Class X Common Stock.

•	“New Starry Options” refers to the options to purchase shares of New Starry Class A Common Stock into which the Starry Options will convert at the Acquisition Merger Effective Time.

•	“New Starry Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of New Starry after the consummation of the SPAC Merger.

•	“New Starry RSU Award” refers to the award covering shares of New Starry Class A Common Stock into which a Starry RSU Award will convert at the Acquisition Merger Effective Time.

•

“New Starry Warrants” refers to the FirstMark Warrants that are assumed by New Starry at the SPAC Merger Effective Time, exercisable for a number of shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio.

•	“NYSE” refers to the New York Stock Exchange.

•	“Organizational Documents Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the Proposed Charter and the Proposed Bylaws.

•

“Per Share Consideration” means (a) with respect to the Starry Founder, a number of shares of New Starry Class X Common Stock equal to the Acquisition Merger Exchange Ratio and (b) with respect to holders of Starry Common Stock immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Conversion) other than the Starry Founder, a number of shares of New Starry Class A Common Stock equal to the Acquisition Merger Exchange Ratio.

•

“PIPE Investment” means the private placement pursuant to which PIPE Investors have committed to make a private investment in the aggregate amount of $109.0 million in public equity in the form of New Starry Class A Common Stock on the terms and conditions set forth in the PIPE Subscription Agreements.

•	“PIPE Investors” refers to the investors that have signed PIPE Subscription Agreements.

•	“PIPE Securities” refers to the shares of New Starry Class A Common Stock sold to the PIPE Investors pursuant to the PIPE Subscription Agreements.

•

“PIPE Subscription Agreements” refers to the subscription agreements, dated as of October 6, 2021, by and among FirstMark, New Starry and the PIPE Investors, pursuant to which New Starry has agreed to issue an aggregate of 10,900,000 shares of New Starry Class A Common Stock to the PIPE Investors following the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing at a purchase price of $10.00 per share, as the same may be amended, modified, supplemented or waived from time to time in accordance with their terms.

•	“Proposed Bylaws” refers to the proposed new bylaws of New Starry as the post-SPAC Merger company attached to this proxy statement/prospectus as Annex C.

•	“Proposed Charter” refers to the proposed new certificate of incorporation of New Starry as the post-SPAC Merger company attached to this proxy statement/prospectus as Annex B.

•	“Proposed Organizational Documents” refers to the Proposed Bylaws and the Proposed Charter.

•	“Public Stockholders” refers to the holders of the public shares that were sold in the IPO.

•	“public shares” refers to the FirstMark Class A Common Stock, par value $0.0001 per share, issued in the IPO.

•	“public warrants” refers to the warrants issued in the IPO, entitling the holder thereof to purchase one share of FirstMark Class A Common Stock at an exercise price of $11.50, subject to adjustment.

•	“record date” refers to , 2022, the date for determining the FirstMark stockholders entitled to receive notice of and to vote at the Special Meeting.

•

“redemption rights” refer to the rights of the Public Stockholders to demand redemption of their public shares for cash in accordance with the procedures set forth in the FirstMark Certificate of Incorporation and this proxy statement/prospectus.

•

“Registration Rights Agreement” refers to the Amended and Restated Registration Rights Agreement, by and among FirstMark, certain stockholders of FirstMark, New Starry and certain stockholders of Starry, which will become effective upon the consummation of the Business Combination.

•	“SEC” refers to the U.S. Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•

“Series Z Investment” refers to the investment pursuant to which Series Z Investors have committed to subscribe for and purchase from Starry an aggregate amount of $21.0 million in Starry Series Z Preferred Stock in the on the terms and conditions set forth in the Series Z Subscription Agreement.

•	“Series Z Investors” refers to the investors that have signed the Series Z Subscription Agreement.

•

“Series Z Subscription Agreement” refers to the Series Z Subscription Agreement, dated as of October 6, 2021, by and among Starry and the Series Z Investors, pursuant to which the Series Z Investors has agreed to subscribe to, and Starry has agreed to sell and issue, an aggregate of 2,100,000 shares of Starry Series Z Preferred Stock to the Series Z Investors immediately before the Acquisition Merger Closing at a purchase price of $10.00 per share, as the same may be amended, modified, supplemented or waived from time to time in accordance with their terms.

•	“SPAC Merger” refers to the merger of FirstMark with and into New Starry, with New Starry surviving the merger as a publicly traded entity.

•	“SPAC Merger Closing” refers to the closing of the SPAC Merger.

•	“SPAC Merger Closing Date” refers to the date on which the SPAC Merger Closing occurs.

•	“SPAC Merger Effective Time” refers to the date and time at which the SPAC Merger becomes effective;

•	“SPAC Merger Proposal” refers to the Stockholder Proposal to be considered at the Special Meeting to approve the SPAC Merger.

•

“Special Meeting” refers to the special meeting of FirstMark to be held on               at                  a.m., Eastern Time, to vote on matters relating to the Business Combination. The Special Meeting will take place via live webcast at                     and telephonically by dialing . For the purposes of the FirstMark Certificate of Incorporation, the physical place of meeting will be.

•	“Sponsor” refers to FirstMark Horizon Sponsor LLC, a Delaware limited liability company.

•	“Sponsor Affiliates” refers to investment entities owned or managed by affiliates of Sponsor.

•	“Sponsor Support Agreement” refers to the Sponsor Support Agreement, by and among FirstMark, the Initial Stockholders, Starry and New Starry, dated as of October 6, 2021.

•	“Starry” refers to Starry, Inc., a Delaware corporation.

•

“Starry Additional Funding Shares” refers to shares of Starry capital stock issuable pursuant to a subscription agreement with Starry entered into after the date of the Merger Agreement with the prior written consent of FirstMark.

•	“Starry Board” refers to the board of directors of Starry.

•	“Starry Canceled Shares” refers to each share of Starry Stock held in Starry’s treasury as of immediately prior to the Acquisition Merger Effective Time.

•	“Starry Charter” refers to the Seventh Amended and Restated Certificate of Incorporation of Starry, filed with the Secretary of State of the State of Delaware on October 6, 2021.

•	“Starry Common Stock” refers to the shares of Starry’s common stock, par value $0.001 per share.

•

“Starry Credit Agreement” refers to the Amended and Restated Credit Agreement, dated as of December 13, 2019, among Starry, Inc., Starry Spectrum Holdings LLC, Starry (MA), Inc., Starry Spectrum LLC, Testco LLC, Widmo Holdings LLC and Vibrant Composites Inc., as borrowers, the lenders party thereto from time to time and ArrowMark Agency Services, LLC, as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

•

“Starry Dissenting Shares” refers to the shares of Starry capital stock held by Starry stockholders who neither voted in favor of the Acquisition Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares of Starry capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights.

•	“Starry Founder” refers to Chaitanya Kanojia.

•

“Starry Options” refers to the outstanding awards of stock options to purchase shares of Starry Common Stock, whether or not exercisable and whether or not vested, granted under the Starry Stock Plan or otherwise, and excluding, for the avoidance of doubt, any Starry Warrants.

•

“Starry Outstanding Shares” refers to (a) the aggregate number of shares of Starry Common Stock outstanding immediately prior to the Acquisition Merger Effective Time (including, for the avoidance of doubt, the number of shares of Starry Common Stock issuable upon the Conversion), plus (b) the number of shares of Starry Common Stock issuable upon exercise of all Starry Warrants outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding any Starry Warrants that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time), plus (c) the aggregate number of shares of Starry Common Stock issuable upon the full exercise of all Starry Options that are outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding (i) any Starry Options that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time and (ii) any Starry Option with an exercise price equal to or greater than the Per Share Consideration), plus (d) the aggregate number of shares of Starry Common Stock issuable upon the full settlement of Starry RSU Awards outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding any Starry RSU Awards that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time), minus (e) the Starry Canceled Shares outstanding immediately prior to the Acquisition Merger Effective Time, minus (f) any Starry Additional Funding Shares, minus (g) a number of shares equal to the quotient obtained by dividing (i) the aggregate exercise price of the Starry Options described in clause (c) above by (ii) the product obtained by multiplying (A) the Per Share Consideration (calculated using an Acquisition Merger Exchange Ratio without regard to this clause (g)) by (B) $10.00.

•

“Starry Preferred Stock” refers to, collectively, the Starry Series A Preferred Stock, Starry Series B Preferred Stock, Starry Series C Preferred Stock, Starry Series D Preferred Stock, Starry Series E-1 Preferred Stock, Starry Series E-2 Preferred Stock, Starry Series E-3 Preferred Stock, Starry Series Seed Preferred Stock and Starry Series Z Preferred Stock.

•	“Starry RSU Award” refers to all outstanding restricted stock unit awards covering shares of Starry Common Stock, whether or not vested, granted pursuant to the Starry Stock Plan or otherwise.

•	“Starry Series A Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series A Prime Preferred Stock in the Starry Charter.

•	“Starry Series B Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series B Prime Preferred Stock in the Starry Charter.

•	“Starry Series C Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series C Preferred Stock in the Starry Charter.

•	“Starry Series D Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series D Preferred Stock in the Starry Charter.

•	“Starry Series E-1 Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0. 001 per share, designated as Series E-1 Preferred Stock in the Starry Charter.

•	“Starry Series E-2 Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series E-2 Preferred Stock in the Starry Charter.

•	“Starry Series E-3 Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series E-3 Preferred Stock in the Starry Charter.

•	“Starry Series Seed Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series Seed Preferred Stock in the Starry Charter.

•	“Starry Series Z Preferred Stock” refers to the shares of Starry’s preferred stock, par value $0.001 per share, designated as Series Z Preferred Stock in the Starry Charter.

•	“Starry Stock” refers to the Starry Common Stock and the Starry Preferred Stock.

•	“Starry Stock Plan” refers to Starry’s Amended and Restated 2014 Stock Option and Grant Plan, as further amended on December 8, 2017, March 6, 2019, and March 30, 2021.

•	“Starry Warrants” refers to the warrants to purchase shares of Starry Common Stock.

•

“Stockholder Proposals” refer, collectively, (i) the Business Combination Proposals, (ii) the Organizational Documents Proposal, (iii) the Advisory Organizational Documents Proposals, (iv) the Exchange Proposal, (v) the Equity Incentive Plan Proposal, (vi) the ESPP Proposal and (vii) the Adjournment Proposal.

•	“Subscription Agreements” refers to, collectively, the PIPE Subscription Agreements, the Convertible Notes Subscription Agreements and the Series Z Subscription Agreements.

•

“Sunset Date” refers to the earlier of (a) the date that is nine months following the first date after the Acquisition Merger Effective Time on which Starry Founder (1) is no longer providing services, whether upon death, resignation, removal or otherwise, to the company as a member of the senior leadership team, officer or director and (2) has not provided any such services for the duration of such nine-month period; and (b) the first date after the Acquisition Merger Effective Time as of which the Qualified Stockholders (as defined in the Proposed Charter) have Transferred (as defined in the Proposed Charter), in the aggregate, more than 75% of the shares of New Starry Class X Common Stock that were held by the Starry Founder and other registered holders of New Starry Class X Common Stock immediately following the Acquisition Merger Effective Time.

•	“Termination Date” refers to July 6, 2022 (as the same may be extended in accordance with the terms of the Merger Agreement).

•

“Trust Account” refers to the trust account of FirstMark which holds the net proceeds from the IPO and certain of the proceeds from the sale of the private placement warrants, together with interest earned thereon, less amounts released to pay taxes.

•	“Warrant Agent” refers to Continental Stock Transfer & Trust Company.

•	“Warrant Agreement” refers to the Warrant Agreement, dated October 8, 2020, between FirstMark and the Warrant Agent.

•

“Warrant Assumption Agreement” means the Warrant Assignment, Assumption and Amendment Agreement, to be entered into by and among FirstMark, New Starry and the Warrant Agent in connection with the SPAC Merger Closing.

•	“warrants” refers to the public warrants and the private placement warrants.

x

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this proxy statement/prospectus are “forward looking statements.” Statements regarding the potential combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

•	our ability to complete the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;

•	the inability to complete the transactions contemplated by the proposed Business Combination due to the failure to satisfy any conditions to closing;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including the failure to satisfy any of the conditions to closing in the Merger Agreement;

•	the projected financial information, anticipated growth rate and market opportunity of New Starry;

•	various conflicts of interest that could arise among us, our funds, affiliates, investors and partner managers;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Business Combination;

•	our directors and officers potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would receive compensation;

•	costs related to the Business Combination;

•	factors relating to the business, operations and financial performance of Starry, including:

•	Starry has a history of losses, and it may not achieve or maintain profitability in the future;

•	Starry has experienced rapid growth since inception, which may not be indicative of its future growth, and, if Starry continues to grow rapidly, it may not be able to manage its growth effectively;

•	Starry’s limited operating history makes it difficult to evaluate its current business and future prospects;

•	Starry’s financial projections may not prove accurate;

•

Starry’s decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results;

•	Starry operates in a highly competitive business environment, which could materially adversely affect its business, financial condition, results of operations and liquidity;

•

if Starry does not maintain or obtain rights to use licensed spectrum in markets in which it provides or intends to provide service, it may be unable to operate in these markets, which could harm its business and its ability to execute its business strategy;

•	Starry’s business is dependent on successfully maintaining or obtaining rights to provide its services in apartment buildings and to install its equipment on vertical assets;

•	the value of Starry’s spectrum licenses could decline, which could materially affect its ability to raise capital, and could have a material adverse effect on its business and results of operations;

•

the unavailability, reduction, elimination or adverse application of government subsidies, including through the Rural Digital Opportunity Fund and Emergency Broadband Benefit program, could have a material adverse effect on Starry’s business and results of operations;

•	Starry’s business model and growth strategy depends on its marketing efforts and ability to attract customers in a cost-effective manner;

•

Starry’s reputation, brand and ability to differentiate itself from its competitors is important to its success, and if Starry is not able to maintain and enhance its reputation and brand and differentiate itself from its competitors, its business, financial condition and results of operations may be adversely affected;

•	Starry’s growth depends in part on the success of its strategic relationships with third parties;

•	a significant portion of Starry’s expenses are fixed, and it may not be able to adapt its cross structure to offset declines in revenue;

•

Starry’s business is subject to extensive governmental legislation and regulation, which could adversely affect its business, increase its operational and administrative expenses and limit its revenues;

•	increasing regulation of Starry’s internet-based products and services could adversely affect its ability to provide new products and services;

•

Starry relies on network and information systems for its operations and a disruption or failure of, or defects in, those systems may disrupt its operations, damage its reputation with customers and adversely affect its results of operations;

•

cyber security risks, data loss or other breaches of Starry’s network security could materially harm its business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights;

•	Starry’s management has limited experience operating as a public company; and

•

Starry has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement/prospectus and in our registration statement on Form S-1 filed in connection with our initial public offering. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before you grant your proxy or instruct how your vote should be cast or vote on the Stockholder Proposals to be put to the Special Meeting, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect FirstMark, Starry, or, following the consummation of the Business Combination, New Starry.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement//prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

On October 6, 2021, FirstMark entered into the Merger Agreement with Merger Sub, New Starry, and Starry. Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, FirstMark will merge with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub, and (b) on the Acquisition Merger Closing Date, Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry. The terms and conditions of the Business Combination are contained in the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference herein in its entirety. FirstMark encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination and the Merger Agreement, see the section entitled “The Merger Agreement.”

In connection with the SPAC Merger, each then-outstanding share of FirstMark Class A Common Stock (including, for the avoidance of doubt, shares of FirstMark Class A Common Stock, received pursuant to (i) the Class B Exchange and (ii) the separation and cancelation of the FirstMark Units) will automatically convert into shares of New Starry Class A Common Stock, and FirstMark Warrants will automatically convert into New Starry Warrants. FirstMark Units will be separated and canceled at the SPAC Merger Effective Time and such underlying shares of FirstMark Class A Common Stock and Warrants will automatically convert into shares of New Starry Class A Common Stock and New Starry Warrants, respectively. In connection with the Acquisition Merger, it is anticipated that 117,387,684 shares of New Starry Class A Common Stock and 18,238,631 shares of New Starry Class X Common Stock will be issued to the Starry stockholders in exchange for all outstanding shares of Starry Common Stock (including the number of shares issuable upon the Conversion). It is also anticipated that New Starry will reserve for issuance up to 9,153,584 shares of New Starry Class A Common Stock in respect of New Starry Options issued in exchange for outstanding pre-merger Starry Options and New Starry RSU Awards issued in exchange for outstanding pre-merger Starry RSU Awards. For more information about the Merger Agreement and the Business Combination, see the section entitled “The Merger Agreement.”

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

FirstMark is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of FirstMark Common Stock with respect to the matters to be considered at the Special Meeting. FirstMark stockholders are being asked to consider and vote upon, among other things, two separate proposals to: (a) approve and adopt the Merger Agreement, pursuant to which the Business Combination will be effected in two steps: (i) subject to approval by FirstMark stockholders, FirstMark will merge with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub, and (ii) subject to approval by FirstMark stockholders, on the Acquisition Merger Closing Date, Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry; (b) approve, for purposes of complying with applicable listing rules of the NYSE or Nasdaq, as applicable, (i) the issuance in connection with the Acquisition Merger of up to an aggregate of 117,387,684 shares of New Starry Class A Common Stock and 18,238,631 shares of New Starry Class X Common Stock to the applicable stockholders in connection with the Acquisition Merger, (ii) the issuance and sale to the PIPE Investors of 10,900,000 shares of New Starry Class A Common Stock in the PIPE Investment, which will occur after the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing and (iii) the issuance in connection with the SPAC Merger of up to an aggregate of 51,750,000 shares of New Starry Class A Common Stock. The Business Combination cannot be completed unless FirstMark stockholders approve the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Proposal, and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) at the Special Meeting.

Q:	WHAT WILL FIRSTMARK EQUITY HOLDERS OWN AS A RESULT OF THE BUSINESS COMBINATION?

A:

Upon the consummation of the SPAC Merger, subject to approval by FirstMark stockholders, such stockholders will own shares of New Starry Class A Common Stock, the amount of which will be determined using the Class A Exchange Ratio. For more information about what FirstMark stockholders will own following the Business Combination, see the section entitled “Beneficial Ownership of Securities — Expected Beneficial Ownership of New Starry Following Business Combination.”

Q:	WHAT WILL STARRY EQUITY HOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:

Upon the consummation of the Acquisition Merger, subject to approval by FirstMark stockholders, Starry stockholders will own shares of New Starry Class A Common Stock, and in the case of the Starry Founder, shares of New Starry Class X Common Stock. Furthermore, Starry Option holders will own options exercisable for shares of New Starry Class A Common Stock, on the same terms and conditions as were applicable to such Starry Option, and Starry RSU Award holders will own awards covering shares of New Starry Class A Common Stock, on the same terms and conditions as were applicable to such Starry RSU Award; in each case in such amounts as calculated using the Class A Exchange Ratio.

Q:	WHAT EQUITY STAKE WILL CURRENT FIRSTMARK EQUITY HOLDERS AND STARRY EQUITY HOLDERS HOLD IN NEW STARRY IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:	It is anticipated that, immediately upon completion of the Business Combination, the ownership of New Starry will be as follows:

•	the Historical Rollover Stockholders will own 117,387,684 shares of New Starry Class A Common Stock, or approximately 61% of the outstanding New Starry Common Stock;

•	the Public Stockholders will own 42,400,000 shares of New Starry Class A Common Stock, or approximately 22% of the outstanding New Starry Common Stock;

•	the PIPE Investors will own 10,900,000 shares of New Starry Class A Common Stock, or approximately 6% of the outstanding New Starry Common Stock;

•	the Series Z Investors will own 2,100,000 shares of New Starry Class A Common Stock, or approximately 1% of the outstanding New Starry Common Stock;

•

the Initial Stockholders will own 2,677,500 shares of New Starry Class A Common Stock, or approximately 1% of the outstanding New Starry Common Stock (which, for the avoidance of doubt, does not include shares of New Starry Class A Common Stock that will be issued to certain Initial Stockholders in connection with the PIPE Investment, which shares are reflected in the preceding bullet, nor does it include Earnout Shares); and

•

Mr. Kanojia will own 18,238,631 shares of New Starry Class X Common Stock, or 100% of the outstanding New Starry Class X Common Stock, such that as of immediately following the completion of the Business Combination, taking into account all New Starry Class A Common Stock and New Starry Class X Common Stock, Mr. Kanojia will have approximately 9% of the outstanding capital stock of New Starry, and representing approximately 68% of the voting power of New Starry.

The number of shares and the interests set forth above (a) assume that (i) no Public Stockholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of FirstMark or Starry and no repurchases of Starry Restricted Stock, (iii) none of the Initial Stockholders or the Historical Rollover Stockholders purchase FirstMark Class A Common Stock in the open market, and (iv) there are no exercises of Starry Options or Starry Warrants and (b) do not take into account (i) New Starry Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares. As a result of the Business Combination, the economic and voting interests of FirstMark’s stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 32,928,773 or more public shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii)–(iv), the ownership of New Starry upon the Acquisition Closing will be as follows:

•	the Historical Rollover Stockholders will own 117,387,684 shares of New Starry Class A Common Stock, or approximately 73% of the outstanding New Starry Common Stock;

•	the Public Stockholders will own 9,471,227 shares of New Starry Class A Common Stock, or approximately 6% of the outstanding New Starry Common Stock;

•	the PIPE Investors will own 10,900,000 shares of New Starry Class A Common Stock, or approximately 7% of the outstanding New Starry Common Stock;

•	the Series Z Investors will own 2,100,000 shares of New Starry Class A Common Stock, or approximately 1% of the outstanding New Starry Common Stock;

•

the Initial Stockholders will own 2,677,500 shares of New Starry Class A Common Stock, or approximately 2% of the outstanding New Starry Common Stock (which, for the avoidance of doubt, does not include shares of New Starry Class A Common Stock that will be issued to certain Initial Stockholders in connection with the PIPE Investment, which shares are reflected in the preceding bullet, nor does it include Earnout Shares); and

•

Mr. Kanojia will own 18,238,631 shares of New Starry Class X Common Stock, or 100% of the outstanding New Starry Class X Common Stock, such that as of immediately following the completion of the Business Combination, taking into account all New Starry Class A Common Stock and New Starry Class X Common Stock, Mr. Kanojia will have approximately 11% of the outstanding capital stock of New Starry, and representing 72% of the voting power of New Starry.

The ownership percentages with respect to New Starry set forth above take into account the FirstMark Founder Shares, which will convert into shares of New Starry Class A Common Stock upon the consummation of the SPAC Merger, but exclude Earnout Shares. If the facts are different than these assumptions, the percentage ownership retained by FirstMark’s existing stockholders in New Starry following the Business Combination will be different.

Please see the subsection and section entitled “Beneficial Ownership of Securities — Expected Beneficial Ownership of New Starry Following Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:

The parties currently expect that the Business Combination will be completed by the end of the first quarter of 2022. However, neither FirstMark nor Starry can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of the companies could result in the Business Combination being completed at a different time or not at all. See “Risk Factors — Risks Related to the Business Combination and FirstMark — If the conditions to the Merger Agreement are not met, or suits to enjoin the transaction are successful, the Business Combination may not occur.” The outside date for consummation of the Business Combination is July 6, 2022 (subject to extension up to October 6, 2022, pursuant to the terms of the Merger Agreement). FirstMark must first obtain the approval of FirstMark stockholders for each of the Condition Precedent Proposals. Starry must obtain the approval of certain matters related to the Business Combination by its stockholders and FirstMark and Starry must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement — Conditions to Closing of the Merger Agreement.”

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:

If FirstMark does not complete the Business Combination for any reason, FirstMark would search for another target business with which to complete a business combination. If FirstMark does not complete the Business Combination or a business combination with another target business by October 8, 2022 (unless such date is extended in accordance with the FirstMark Certificate of Incorporation), FirstMark must redeem 100% of the outstanding shares of FirstMark Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account (less taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding shares of Common Stock. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, their FirstMark Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding FirstMark Warrants. Accordingly, such warrants will expire worthless.

QUESTIONS AND ANSWERS ABOUT FIRSTMARK’S SPECIAL MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	FirstMark stockholders are being asked to vote on the following Stockholder Proposals:

1.	the Business Combination Proposals;

2.	the Organizational Documents Proposal;

3.	the Advisory Organizational Documents Proposals;

4.	the Exchange Proposal;

5.	the Equity Incentive Plan Proposal;

6.	the ESPP Proposal; and

7.	the Adjournment Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Adjournment Proposal. If the Business Combination Proposals are not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:	WHY IS FIRSTMARK PROPOSING THE BUSINESS COMBINATION?

A:

FirstMark was incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (each, a “business combination”).

On October 8, 2020, FirstMark completed its IPO, generating gross proceeds of $414.0 million, including the full exercise of the over-allotment option by the underwriters and the sale of warrants in a private placement to the Sponsor. Since FirstMark’s IPO, FirstMark’s activity has been limited to the evaluation of business combination candidates.

Starry developed a unique and innovative solution to provide last mile fixed broadband using a proprietary fixed wireless technology stack operating in licensed spectrum. Starry designs and builds its own fixed wireless equipment, cloud-based network control plane, and billing and operations support systems to run its network and provide its service. Starry deploys this technology across a variety of markets to provide a robust and competitively-priced broadband service to customers. The integration of Starry’s own technology and service delivery allows it to efficiently deploy new competitive broadband networks to connect communities across the country.

Since Starry’s inception, it has developed the technology, optimized the unit economics, acquired spectrum, and deployed its network and acquired subscribers in Boston, Los Angeles, New York City, Denver, Washington, D.C., and Columbus.

For more information, see the section entitled “FirstMark Board’s Reasons for Approval of the Business Combination.”

Q:	DID FIRSTMARK OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:

FirstMark obtained a fairness opinion from its independent financial advisor, Duff & Phelps, A Kroll Business Operating as Kroll, LLC (“Duff & Phelps”), with respect to whether the consideration to be paid by New Starry in the Business Combination pursuant to the terms of the Merger Agreement is fair to FirstMark from a financial point of view. In its fairness opinion, Duff & Phelps concluded that the consideration to be paid by New Starry in the Business Combination is fair to FirstMark from a financial point of view. Additionally, FirstMark’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of FirstMark’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, FirstMark’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

Pursuant to the FirstMark Existing Organizational Documents, a Public Stockholder may request that FirstMark redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•

hold public shares or, if you hold public shares through FirstMark Units, you elect to separate and cancel your FirstMark Units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•

submit a written request to Continental Stock Transfer & Trust Company, FirstMark’s transfer agent, in which you (i) request that New Starry redeem all or a portion of your public shares for cash and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

•	deliver your public shares to Continental Stock Transfer & Trust Company, FirstMark’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                  , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of FirstMark Units must elect to separate and cancel the FirstMark Units into the underlying FirstMark Class A Common Stock and FirstMark Warrants prior to exercising redemption rights with respect to the public shares. If Public Stockholders hold their FirstMark Units in an account at a brokerage firm or bank, such Public Stockholders must notify their broker or bank that they elect to separate and cancel the FirstMark Units into the underlying public shares and public warrants, or if a holder holds FirstMark Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, FirstMark’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to FirstMark in order to validly redeem its shares. Public Stockholders (other than the Initial Stockholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Public Stockholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, New Starry will redeem the related shares of New Starry Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of                     , 2021, this would have amounted to approximately $                 per issued and outstanding public share. If a Public Stockholder exercises its redemption rights, such Public Stockholder’s shares of FirstMark Common Stock will (i) not be exchanged for shares of New Starry Class A Common Stock pursuant to the SPAC Merger and (ii) immediately prior to the SPAC Merger Effective Time, be canceled and cease to exist, and will be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus. See the subsection entitled “Special Meeting  —  Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your public shares.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your shares of FirstMark Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposals or any other Stockholder Proposal. As a result, the Business Combination Proposals can be approved by stockholders who will redeem their shares of FirstMark Class A Common Stock and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. Also, with fewer shares of FirstMark Class A Common Stock and Public Stockholders, the trading market for New Starry Class A Common Stock may be less liquid than the market for FirstMark Class A Common Stock prior to the Business Combination and New Starry may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New Starry’s businesses will be reduced.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of FirstMark Class A Common Stock and wish to exercise your redemption rights, you must demand that FirstMark redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposals by delivering your share certificates (if any) and other redemption forms to FirstMark’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Special Meeting. Holders of FirstMark Units must elect to separate and cancel their FirstMark Units into the underlying shares of FirstMark Class A Common Stock and FirstMark Warrants prior to exercising redemption rights with respect to the FirstMark Class A Common Stock. If holders hold their FirstMark Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate and cancel their FirstMark Units into the underlying shares of FirstMark Class A Common Stock and FirstMark Warrants, or

if a holder holds FirstMark Units registered in its own name, the holder must contact Continental Transfer & Trust Company Trust, LLC, FirstMark’s transfer agent, directly and instruct them to do so. Any holder of FirstMark Class A Common Stock will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $ , or approximately $ per FirstMark Class A Common Stock, as of , 2022, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to FirstMark to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of FirstMark’s creditors, if any, which could have priority over the claims of the Public Stockholders, regardless of whether such Public Stockholders vote for or against the Business Combination Proposals. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Stockholder Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a holder of FirstMark Class A Common Stock may not be withdrawn once submitted to FirstMark unless the FirstMark Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any corrected or changed proxy card or written demand of redemption rights must be received by FirstMark’s transfer agent prior to the vote taken on the Business Combination Proposals at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the transfer agent prior to the vote at the Special Meeting.

If a holder of FirstMark Class A Common Stock properly makes a request for redemption and the certificates for the FirstMark Class A Common Stock (if any) along with the redemption forms are delivered as described to FirstMark’s transfer agent as described herein, then, if the Business Combination is consummated, FirstMark will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of FirstMark Class A Common Stock for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus and will not receive shares of New Starry Class A Common Stock.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

The U.S. federal income tax consequences of the redemption depend on each holder’s particular facts and circumstances. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION?

A:

Yes. Pursuant to Section 262 of the DGCL and the terms of the Merger Agreement, FirstMark stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law prior to the SPAC Merger Effective Time have the right to seek appraisal of the fair value of their shares of FirstMark Common Stock as determined by the Court of Chancery. The “fair value” of the shares of FirstMark Common Stock FirstMark stockholder that exercise their appraisal rights as determined by the Court of Chancery may be more or less than, or the same as, the value of the consideration that such FirstMark stockholders may otherwise be entitled to receive pursuant to the SPAC Merger under the Merger Agreement. FirstMark stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise FirstMark by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from FirstMark that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a FirstMark stockholder fails to perfect or otherwise waives, withdraws or loses such FirstMark stockholder’s right to appraisal under Section 262 of the DGCL, then such FirstMark stockholder’s shares of FirstMark Common Stock will be exchangeable solely for the right to receive the SPAC Merger consideration pursuant to the terms and conditions of the Merger Agreement.

Starry stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law prior to the Acquisition Merger Effective Time have the right to seek appraisal of the fair value of their shares of Starry Common Stock as determined by the Court of Chancery. The “fair value” of the shares of Starry Common Stock held by Starry stockholders that exercise their appraisal rights as determined by the Court of Chancery may be more or less than, or the same as, the value of the consideration that such Starry stockholders may otherwise be entitled to receive under the Merger Agreement. Starry stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise Starry by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Starry that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a Starry stockholder fails to perfect or otherwise waives, withdraws or loses such Starry stockholder’s right to appraisal under Section 262 of the DGCL, then such Starry stockholder’s shares of Starry Common Stock will be exchangeable solely for the right to receive the Acquisition Merger consideration pursuant to the terms and conditions of the Merger Agreement.

Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, FirstMark and Starry stockholders that wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights see the section entitled “The Special Meeting — Appraisal Rights.”

Q:	HOW WILL THE SPAC MERGER AFFECT MY PUBLIC SHARES, PUBLIC WARRANTS AND UNITS?

A:

On the SPAC Merger Closing Date and prior to the SPAC Merger Effective Time, each outstanding share of FirstMark Class B Common Stock will automatically convert into shares of FirstMark Class A Common Stock equal to an exchange ratio set forth in the Sponsor Support Agreement, and each such share of FirstMark Class A Common Stock will then, at the SPAC Merger Effective Time, convert into shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio. On the SPAC Merger Closing Date and upon the SPAC Merger Effective Time, (x) each outstanding FirstMark Unit(each of which consists of one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant) will be automatically separated and canceled into one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant, (y) each outstanding share of FirstMark Class A Common Stock will automatically convert into a number of shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio and (z) the outstanding FirstMark Warrants (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) to purchase FirstMark Class A Common Stock will be assumed by New Starry and converted into New Starry Warrants to purchase shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio. Such warrants will become exercisable into shares of New Starry Class A Common Stock 30 days following the completion of the Business Combination.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE SPAC MERGER?

A:

The net proceeds of the IPO, together with funds raised from the private sale of FirstMark Warrants simultaneously with the consummation of the IPO, was placed in the Trust Account immediately following the IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the FirstMark Class A Common Stock who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of approximately $14.5 million as deferred underwriting commissions related to the IPO) and, together with the proceeds of the PIPE Investment and the Convertible Notes Investment, to pay the cash consideration and for New Starry’s working capital and general corporate purposes.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION?

A:

As discussed more fully under the section entitled “U.S. Federal Income Tax Considerations,” it is intended that the SPAC Merger will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the SPAC Merger so qualifies, holders of FirstMark Class A Common Stock or FirstMark Warrants will generally not recognize gain or loss upon the exchange of such securities for New Starry Class A Common Stock or New Starry Warrants.

The U.S. federal income tax consequences of the SPAC Merger depend on each stockholder’s particular facts and circumstances. Accordingly, all holders are urged to consult their tax advisors regarding the tax consequences to them of the SPAC Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the SPAC Merger, see “U.S. Federal Income Tax Considerations.”

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE STOCKHOLDER PROPOSALS?

A:

The Initial Stockholders own of record and are entitled to vote an aggregate of 20% of the outstanding shares of FirstMark Common Stock. The Initial Stockholders have agreed to vote any shares of FirstMark Common Stock held by them as of the record date in favor of the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:

The holders of a majority of the voting power of the issued and outstanding FirstMark Common Stock entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding shares of FirstMark Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 25,875,000 shares of FirstMark Common Stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:

The Business Combination Proposals: The approval of the Business Combination Proposals requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. FirstMark stockholders must approve the Business Combination Proposals in order for the Business Combination to occur. If FirstMark stockholders fail to approve the Business Combination Proposals, the Business Combination will not occur.

Pursuant to the IPO Letter Agreement and the Sponsor Support Agreement, the Sponsor and certain of FirstMark’s officers and directors have agreed to vote shares representing 20% of the aggregate voting power of the FirstMark Common Stock in favor of the Business Combination Proposals.

The Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Organizational Documents Proposal is conditioned on the approval of the Business Combination Proposals. Therefore, if the Business Combination Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by the Public Stockholders. Pursuant to the FirstMark Certificate of Incorporation, Public Stockholders may request that FirstMark redeem all or a portion of its public shares (which would become shares of New Starry Class A Common Stock in the SPAC Merger) for cash if the Business Combination is consummated. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of FirstMark’s officers and directors have agreed to vote shares representing 20% of the aggregate voting power of the FirstMark Common Stock in favor of the Organizational Documents Proposals.

The Advisory Organizational Documents Proposals: The approval of any of the Advisory Organizational Documents Proposals is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, FirstMark is required to submit these provisions to its stockholders separately for approval. Each Advisory Organizational Documents Proposal will be considered approved if approved by the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on FirstMark or the FirstMark Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Pursuant to the Sponsor Support Agreement, the Sponsor and certain of FirstMark’s officers and directors have agreed to vote shares representing 20% of the aggregate voting power of the FirstMark Common Stock in favor of the Advisory Organizational Documents Proposals.

The Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal and the ESPP Proposal. Therefore, if any of those proposals is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by the Public Stockholders.

The ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The ESPP Proposal is conditioned on the approval of the Equity Incentive Plan Proposal and, therefore, also conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposals and the Exchange Proposal. Therefore, if any of those proposals is not approved, the ESPP Proposal will have no effect, even if approved by the Public Stockholders.

The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Adjournment Proposal is not conditioned upon any other Stockholder Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of FirstMark’s officers and directors have agreed to vote shares representing 20% of the aggregate voting power of the FirstMark Common Stock in favor of the Adjournment Proposal.

Q:	DO ANY OF FIRSTMARK’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF FIRSTMARK STOCKHOLDERS?

A:

FirstMark’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of FirstMark’s stockholders generally. The FirstMark Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be approved by the stockholders of FirstMark. See “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination.”

For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Related to the Business Combination and FirstMark — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of FirstMark as of , 2022 (the “record date”) you may submit your proxy before the Special Meeting in any of the following ways, if available:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of FirstMark as of the record date, you may also cast your vote at the Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Special Meeting will need to obtain a legal proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:

The Special Meeting will be held on                 , 2022, at                Eastern Time. For the purposes of the FirstMark Certificate of Incorporation, the physical place of the meeting will be . In light of the COVID-19 pandemic and to support the well-being of FirstMark’s stockholders, directors and officers, FirstMark encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                     . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                     . All FirstMark stockholders as of the record date, or their duly appointed proxies, may attend the Special Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to FirstMark or by voting at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Special Meeting, but are not a stockholder of record because you hold your shares in “street name,” please have evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you at the Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Stockholder Proposals are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular Stockholder Proposal for which the broker does not have discretionary voting power.

If you are a FirstMark stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Stock Issuance Proposal, the Business Combination Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the Stockholder Proposals.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a FirstMark stockholder that attends the Special Meeting and fails to vote on the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such Stockholder Proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular Stockholder Proposal, the FirstMark shares represented by your proxy will be voted as recommended by the FirstMark Board with respect to that Stockholder Proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

•	filing a notice with the Secretary of FirstMark;

•	mailing a new, subsequently dated proxy card; or

•	by attending the Special Meeting and electing to vote your shares.

If you are a stockholder of record of FirstMark and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to FirstMark, 100 5th Avenue, 3rd Floor, New York, NY 10011 and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 5:00 p.m. New York City time on                 , 2022, or by voting at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of FirstMark Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a stockholder of FirstMark. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of FirstMark while FirstMark searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING OR THE BUSINESS COMBINATION?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for FirstMark, at the following address and telephone number:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: FMAC.info@investor.morrowsodali.com

If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, FirstMark’s transfer agent, at the address below prior to                  p.m., New York City Time, on                 , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Email: mzimkind@continentalstock.com

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which FirstMark and Starry refer before you decide how to vote with respect to the Stockholder Proposals. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Parties to the Business Combination

FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. is a blank check company incorporated as a Delaware corporation organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FirstMark and one or more businesses.

The FirstMark Class A Common Stock, FirstMark Warrants, and FirstMark Units, consisting of one share of FirstMark Class A Common Stock and one-third of one public warrant, are traded on the NYSE under the ticker symbols “FMAC,” “FMAC WS” and “FMAC.U,” respectively. The parties anticipate that, following the Business Combination, the New Starry Class A Common Stock and New Starry Warrants will be listed on the NYSE or Nasdaq under the symbols “            ” and “            ,” respectively, and the FirstMark Units, FirstMark Class A Common Stock, and FirstMark Warrants will cease trading on the NYSE and will be deregistered under the Exchange Act, upon the SPAC Merger Closing. New Starry will not have units trading upon the consummation of the Business Combination.

The mailing address of FirstMark’s principal executive office is 100 5th Avenue, 3rd Floor, New York, NY 10011, and the telephone number is (212) 792-2200.

For more information about FirstMark, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FirstMark,” “Information About FirstMark,” and the financial statements of FirstMark included herein.

Sirius Merger Sub, Inc.

Sirius Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of FirstMark formed solely for the purpose of effectuating the Acquisition Merger. Merger Sub does not own any material assets or operate any business.

The mailing address of Merger Sub’s principal executive office is 100 5th Avenue, 3rd Floor, New York, NY 10011, and the telephone number is (212) 792-2200.

Starry, Inc.

Starry developed a unique and innovative solution to provide last mile fixed broadband using a proprietary fixed wireless technology stack operating in licensed spectrum. Starry designs and builds its own fixed wireless equipment, cloud-based network control plane, and billing and operations support systems to run its network and provide its service. Starry deploys this technology across a variety of markets to provide a robust and competitively-priced broadband service to customers. The integration of Starry’s own technology and service delivery allows it to efficiently deploy new competitive broadband networks to connect communities across the country.

Since Starry’s inception, it has developed the technology, optimized the unit economics, acquired spectrum, and deployed its network and acquired subscribers in Boston, Los Angeles, New York City, Denver, Washington, D.C., and Columbus.

The mailing address of Starry’s principal executive office is 38 Chauncy Street, Suite 200, Boston, MA 02111, and the telephone number is (617) 861-8300.

Starry Holdings, Inc.

Starry Holdings, Inc. is a Delaware corporation and a wholly owned subsidiary of Starry formed solely for the purpose of effectuating the SPAC Merger and to serve as the publicly traded parent company of Starry following the closing of the Acquisition Merger. New Starry owns no material assets and does not operate any business.

The mailing address of New Starry’s principal executive office is 38 Chauncy Street, Suite 200, Boston, MA 02111, and the telephone number is (617) 861-8300.

The Business Combination

On October 6, 2021, FirstMark entered into the Merger Agreement with Merger Sub, New Starry, and Starry. Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, FirstMark will merge with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub, and (b) on the Acquisition Merger Closing Date, Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry.

The Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference herein in its entirety. FirstMark encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Merger Agreement, see the section entitled “The Merger Agreement.”

The SPAC Merger

On the SPAC Merger Closing Date and immediately prior to the SPAC Merger Effective Time:

•

each then-outstanding share of FirstMark Class B Common Stock will be exchanged for shares of FirstMark Class A Common Stock equal to the applicable exchange ratio pursuant to the Class B Exchange (as determined in accordance with the Sponsor Support Agreement and as further described in this proxy statement/prospectus); and

•

each share of FirstMark Common Stock required to be redeemed pursuant to Public Stockholders’ exercise of their redemption rights will be canceled and redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Existing Organizational Documents, the Trust Agreement and this proxy statement/prospectus.

At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of FirstMark, Merger Sub, Starry, New Starry, or the holders of any of FirstMark’s securities:

•	each then-outstanding share of common stock of New Starry, will be redeemed for par value;

•	each then-outstanding FirstMark Unit will be separated and canceled and each holder thereof will be deemed to hold one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant;

•

each then-outstanding share of FirstMark Class A Common Stock (including, for the avoidance of doubt, shares of FirstMark Class A Common Stock received pursuant to (i) the Class B Exchange and (ii) the separation and cancelation of the FirstMark Units) will be canceled and converted into shares of New Starry Class A Common Stock equal to the applicable exchange ratio (as determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus);

•

each then-outstanding FirstMark Warrant (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) will be assumed and converted automatically into a New Starry Warrant pursuant to the Warrant Agreement (as amended by the Warrant Assumption Agreement);

•

each then-outstanding FirstMark Dissenting Share will be canceled and represent only the right to receive consideration pursuant to Section 262 of the DGCL or the right to receive consideration pursuant to the Merger Agreement; and

•	each then-outstanding share of FirstMark Common Stock owned by FirstMark or its subsidiaries as treasury stock will be canceled for no payment or consideration.

The Acquisition Merger

On the Acquisition Merger Closing Date and immediately prior to the Acquisition Merger Effective Time, (a) each then-outstanding share of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) will convert automatically into a number of shares of Starry Common Stock at the then-effective conversion rate in accordance with the terms of the Starry Charter and (b) each then-outstanding and unexercised Starry Warrant will be exercised in exchange for shares of Starry Common Stock pursuant to the terms of such Starry Warrant and shall be automatically canceled, extinguished and retired and cease to exist.

At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of New Starry, Merger Sub, Starry, or the holders of the following securities:

•

each then-outstanding share of Starry Common Stock (including shares of Starry Common Stock resulting from the Conversion) will be canceled and converted into the right to receive (a) with respect to the Starry Founder, the number of shares of New Starry Class X Common Stock equal to the Acquisition Merger Exchange Ratio and (b) with respect to all other eligible Starry equity holders, the number of shares of New Starry Class A Common Stock equal to the Acquisition Merger Exchange Ratio;

•

all shares of Starry Common Stock and Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) held in the treasury of Starry will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•	each then-outstanding share of Starry Series Z Preferred Stock will convert automatically into the right to receive shares of New Starry Class A Common Stock on a one-to-one basis;

•

each then-outstanding share of common stock of Merger Sub will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of common stock, par value $0.0001 per share, of the surviving entity of the Acquisition Merger;

•	each then-outstanding and unexercised Starry Option, whether or not vested, will be assumed and converted into a New Starry Option to purchase a number of shares of New Starry Class A Common

Stock equal to the product of (a) the number of shares of Starry Common Stock subject to such Starry Option immediately prior to the Acquisition Merger Effective Time and (b) the Acquisition Merger Exchange Ratio with any resulting fractional share rounded down to the nearest whole number, at an exercise price per share equal to (x) the exercise price per share of such Starry Option immediately prior to the Acquisition Merger Effective Time divided by (y) the Acquisition Merger Exchange Ratio with any resulting fractional cent rounded up to the nearest whole cent (which option will remain subject to the same terms and conditions as were applicable to the corresponding Starry Option, including applicable vesting conditions);

•

each then-outstanding Starry RSU Award will be assumed and converted into a New Starry RSU Award covering a number of shares of New Starry Class A Common Stock (rounded down to the nearest whole number) equal to the product of (a) the number of shares of Starry Common Stock subject to such award and (b) the Acquisition Merger Exchange Ratio (which award will remain subject to the same terms and conditions as were applicable to the corresponding Starry RSU Award, including applicable vesting conditions); and

•

each then-outstanding Starry Dissenting Share will be canceled and represent only the right to receive consideration pursuant to Section 262 of the DGCL or the right to receive consideration pursuant to the Merger Agreement.

For more information about the Merger Agreement and the Business Combination and other transactions contemplated thereby, see the section entitled “The Merger Agreement.”

Additional Funding Shares

During the Interim Period, Starry may issue additional shares of Starry capital stock or securities convertible into Starry capital stock pursuant to any subscription agreement entered into with the prior written consent of FirstMark.

The PIPE Investment

In connection with entering into the Merger Agreement, FirstMark and New Starry entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 10,900,000 shares of New Starry Class A Common Stock immediately prior to the Closing (as defined in the Merger Agreement) at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $109,000,000 in the PIPE Investment. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of FirstMark and the PIPE Investors and are subject to customary closing conditions and termination rights. The PIPE Investment is expected to close following the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing.

For more information regarding the PIPE Investment and the PIPE Subscription Agreements, see the section entitled “The Merger Agreement — Related Agreements — PIPE Subscription Agreements.”

The Convertible Notes Investment

In connection with entering into the Merger Agreement, FirstMark entered into the Convertible Notes Subscription Agreements with the Convertible Notes Investors, pursuant to which, among other things, the Convertible Notes Investors agreed to purchase an aggregate of $150 million principal amount of Convertible Notes immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, resulting in aggregate proceeds of $150 million in the Convertible Notes Investment. The Convertible Notes Subscription Agreements contain customary representations, warranties, covenants and agreements of FirstMark and the Convertible Notes Investors and are subject to customary closing conditions and termination rights. The Convertible Notes Investment is expected to close immediately prior to the Acquisition Merger Closing.

For more information regarding the Convertible Notes Investment and the Convertible Notes Subscription Agreements, see the section entitled “The Merger Agreement — Related Agreements — Convertible Notes Subscription Agreements.”

Merger Consideration

Conversion of FirstMark Capital Stock. On the SPAC Merger Closing Date, by virtue of the SPAC Merger and without any action on the part of FirstMark, Merger Sub, Starry, New Starry, or the holder of any shares of capital stock of any of the foregoing:

•

immediately prior to the SPAC Merger Effective Time, each then-outstanding share of FirstMark Class B Common Stock will be exchanged for shares of FirstMark Class A Common Stock equal to the applicable exchange ratio pursuant to the Class B Exchange (as determined in accordance with the Sponsor Support Agreement and as further described in this proxy statement/prospectus;

•

at the SPAC Merger Effective Time, each FirstMark Unit outstanding immediately prior to SPAC Merger Effective Time shall be automatically separated and canceled and the holder thereof shall be deemed to hold one share of FirstMark Class A Common Stock and one-third of a FirstMark Warrant in accordance with the terms of the applicable FirstMark Unit, which underlying shares of FirstMark Class A Common Stock and FirstMark Warrants shall be adjusted as set forth below;

•

at the SPAC Merger Effective Time and immediately following the separation and cancelation of each FirstMark Unit, each share of FirstMark Class A Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be canceled and cease to exist in exchange for the right to receive the number of newly issued shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio;

•

at the SPAC Merger Effective Time, each FirstMark Warrant outstanding immediately prior to the SPAC Merger Effective Time (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) shall cease to be a warrant with respect to FirstMark Common Stock and will be assumed and converted in accordance with the terms of the Warrant Agreement (as amended by the Warrant Assumption Agreement), into New Starry Warrants, each such New Starry Warrant representing the right to acquire that number of shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio on substantially the same terms as were in effect immediately prior to the SPAC Merger Effective Time under the terms of the Warrant Agreement (including any repurchase rights and cashless exercise provisions);

•

at the SPAC Merger Effective Time, any shares of FirstMark Common Stock that are owned by FirstMark as treasury stock or any FirstMark Common Stock owned by any direct or indirect subsidiary of FirstMark immediately prior to the SPAC Merger Effective Time shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

•

at the SPAC Merger Effective Time, each of the FirstMark Dissenting Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall be canceled and cease to exist and shall thereafter represent only the right to receive the applicable payments pursuant to Section 262 of the DGCL;

•

at the SPAC Merger Effective Time, if there are any shares of FirstMark Common Stock that are required to be redeemed (such shares, the “SPAC Redeeming Shares”), such FirstMark Common Stock shall not be exchanged pursuant to the SPAC Merger but shall immediately prior to the SPAC Merger Effective Time be canceled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus; and

•

at the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any holder thereof, each share of capital stock of New Starry issued and outstanding immediately prior to the SPAC Merger Effective Time shall be redeemed by New Starry for par value.

Starry Warrant Conversion. Starry shall take all actions necessary such that, as of immediately prior to the Acquisition Merger Effective Time, each outstanding Starry Warrant shall, pursuant to the terms of such Starry Warrant, have been exercised in exchange for shares of Starry Common Stock and shall thereupon no longer be outstanding and shall have automatically been canceled, extinguished and retired and shall have ceased to exist, each holder thereof shall have ceased to have any rights with respect thereto (other than, for avoidance of doubt, the right to receive the Starry Common Stock for which such Starry Warrant has been exercised).

Starry Preferred Stock Conversion. Starry shall take all actions necessary to cause each share of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time to be converted immediately prior to the Acquisition Merger Effective Time into a number of shares of Starry Common Stock at the then-effective conversion rate in accordance with the Starry Charter). Following such conversion, all of the shares of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each person that held any shares of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) immediately prior to the such conversion shall thereafter cease to have any rights with respect to such securities.

Starry Series Z Preferred Stock Conversion. Starry shall take all actions necessary to cause each share of Starry Series Z Preferred Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time to be converted into the right to receive a number of shares of New Starry Class A Common Stock equal to the number of shares of Starry Series Z Preferred Stock held by each holder of Starry Series Z Preferred Stock as of immediately prior to the Acquisition Merger Effective Time.

Treatment of Starry Common Stock in the Acquisition Merger. At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of FirstMark, Merger Sub, Starry, New Starry or the holder of any shares of capital stock of any of the foregoing:

•

each share of Starry Common Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Conversion of Starry Preferred Stock, other than any shares of Starry Series Z Preferred Stock) (other than the canceled shares and dissenting shares) shall thereupon be converted into the right to receive, and the holder of such share of Starry Common Stock shall be entitled to receive, as applicable, a number of shares of New Starry Class A Common Stock (deemed to have a value of $10 per share) equal to the Acquisition Merger Exchange Ratio; provided that the per share consideration delivered to Chaitanya Kanojia shall be in the form of New Starry Class X Common Stock;

•

each share of Starry capital stock held in treasury of Starry as of immediately prior to the Acquisition Merger Effective Time shall thereupon be canceled without any conversion thereof and no payment or distribution shall be made within respect thereto; and

•

each share of common stock, par value $0.0001 per share, of Merger Sub that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the of the surviving entity of the Acquisition Merger.

Fractional Shares. No fractional shares of New Starry Common Stock will be issued in the SPAC Merger or the Acquisition Merger. In lieu of the issuance of any fractional shares of New Starry Common Stock to which any former holder of FirstMark Common Stock or Starry Common Stock, Starry Preferred Stock or Starry Warrants would otherwise be entitled to receive, (after aggregating all fractional shares of New Starry Common Stock of the same class and series that otherwise would be received by such holder of FirstMark Common Stock, Starry Common Stock, Starry Preferred Stock or Starry Warrants), New Starry shall round up or down to the nearest whole share of New Starry Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Closing and Effective Time of the Business Combination

Closings. Immediately following the Class B Exchange and prior to the filing of the certificate of merger relating to the SPAC Merger on the SPAC Merger Closing Date, the SPAC Merger Closing shall occur. At least twenty-four (24) hours but not more than forty-eight (48) hours (unless otherwise agreed between FirstMark and Starry) following the SPAC Merger Effective Time, and immediately prior to the filing of the certificate of merger relating to the Acquisition Merger, on the date which is three business days after the date on which all closing conditions shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Merger Closing, but subject to the satisfaction or waiver thereof) or such other time and place as FirstMark and Starry may mutually agree in writing, on the Acquisition Merger Closing Date, the Acquisition Merger Closing shall take place electronically through the exchange of documents via email. See “The Merger Agreement — Conditions to the Closing of the Business Combination” for a more complete description of the conditions that must be satisfied prior to the closing of the Business Combination.

On the SPAC Merger Closing Date, FirstMark and New Starry will effect the SPAC Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the SPAC Merger will become effective at the time the certificate of merger has been duly filed.

On the Acquisition Merger Closing Date, New Starry and Starry will effect the Acquisition Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Acquisition Merger will become effective at the time the certificate of merger has been duly filed.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective by the end of the first quarter of 2022. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Termination Date, the Merger Agreement may be terminated by either FirstMark or Starry. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Merger Agreement is in material breach of its obligations set forth in the Merger Agreement on the Termination Date. See “The Merger Agreement  —  Termination”.

FirstMark Special Meeting and the Stockholder Proposals

The Special Meeting will be held at                 a.m., Eastern Time, on,                 2022. For the purposes of the FirstMark Certificate of Incorporation, the physical place of the meeting will be      . In light of the COVID-19 pandemic and to support the well-being of FirstMark’s stockholders, directors and officers, FirstMark encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                .You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                     . At the Special Meeting, FirstMark’s stockholders will be asked to approve the Business Combination Proposals, the

Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary).

The FirstMark Board has fixed the close of business on                 , 2022 (the “record date”) as the record date for determining the holders of FirstMark Common Stock entitled to receive notice of and to vote at the Special Meeting. As of the record date, there were                  shares of FirstMark Class A Common Stock and                  shares of FirstMark Class B Common Stock outstanding and entitled to vote at the Special Meeting. Each share of FirstMark Common Stock entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting. As of the record date, the Sponsor and FirstMark’s directors and officers and their affiliates owned and were entitled to vote                  shares of FirstMark Common Stock, representing 20% of the FirstMark Common Stock outstanding on that date. FirstMark currently expects that the Sponsor and its directors and officers will vote their shares in favor of the Stockholder Proposals and, pursuant to the IPO Letter Agreement, the Sponsor and directors and officers have agreed to do so with respect to the Business Combination Proposals. As of the record date, Starry did not beneficially hold any FirstMark Common Stock.

A majority of the voting power of the issued and outstanding FirstMark Common Stock entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Approval of each of the Stockholder Proposals requires the affirmative vote of the holders of a majority of the FirstMark Common Stock who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Advisory Organizational Documents Proposals or the Adjournment Proposal. If the Business Combination Proposals are not approved, the other Stockholder Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Recommendation of the FirstMark Board

The disinterested members of the FirstMark Board determined that the Merger Agreement and the Business Combination are fair to, advisable and in the best interests of FirstMark and its stockholders, with Mr. Jani and Mr. Heitzmann abstaining due to potential conflicts of interest arising from Mr. Jani’s service as a member of the Starry Board and Mr. Jani and Mr. Heitzmann’s financial interest in FirstMark Capital, affiliated funds of which hold investments in Starry and will participate in the Series Z Investment. The FirstMark Board unanimously recommends that stockholders vote “FOR” the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (as applicable), in each case, if presented to the Special Meeting.

The existence of financial and personal interests of certain directors of FirstMark’s Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of FirstMark and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In considering the recommendations of the FirstMark Board in favor of the above proposals, it is important to keep in mind that, aside from their interests as stockholders of FirstMark, the Sponsor and certain FirstMark directors and officers have interests in the Business Combination that are different from, or in addition to, other FirstMark stockholders’ interests. See the section entitled “The Special Meeting — Recommendation of the FirstMark Board” for more information.

For more information on the existence of potential conflicts of interests of certain directors of the FirstMark Board and officers of FirstMark, see “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination” for a further discussion.

FirstMark Board’s Reasons for Approval of the Business Combination

FirstMark was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FirstMark and one or more businesses.

In evaluating the Business Combination, the FirstMark Board considered a wide variety of factors and consulted with FirstMark’s management team. In particular, the FirstMark Board considered, among other things, the following factors, although not weighted or in any order of significance.

•	The Starry Business. Starry’s overall business, management team and operations.

•

Starry’s Experienced and Proven Management Team. Starry’s management team has extensive experience in key aspects of the broadband and technology industries. Starry is led by its founder and Chief Executive Officer, Chaitanya Kanojia, and executives from companies such as Aereo, Andrew, Cognizant, AT&T Bell Labs, Rockstar Games, and Esselte Group. FirstMark Capital’s long-term relationship with the management team provides deep visibility and insight into their execution capabilities and conviction in their leading-edge skills across multiple technology disciplines. Under their leadership, the FirstMark Board believes that Starry has upended the traditional dynamics of scaling broadband networks, and raised the bar for premium broadband offerings. FirstMark expects that Starry’s executives will continue to be employed by New Starry following the Business Combination. For additional information regarding Starry’s executive officers, see the section entitled “Management of Starry Following the Business Combination — Executive Officers.”

•

Highly disruptive technology based on deep intellectual property and strong moats for sustaining advantage. Starry leverages decades of experience in radio frequency, computing and integrated circuit designs to build a new fixed wireless technology on a foundation of licensed high-capacity millimeter wave spectrum. In the process, Starry invested nearly $200 million in research and development and commercialization, resulting in a highly-differentiated and unique solution for delivering last-mile broadband to millions of households. As the only current vertically integrated, full-stack internet service provider, Starry has designed and controls all layers of the network, including hardware (e.g., custom-built routers, phased array beamforming and steering antennas), software (e.g., virtualized and natively-cloud based network management system), spectrum (e.g., licensed millimeter wave spectrum covering approximately 40 million homes), and human capital (e.g., interdisciplinary engineering workforce, highly-skilled field tech and installer workforce with 4.9 star rating). These purpose-built network technologies and resources leverage deep intellectual property that creates meaningful competitive moats and enables Starry to innovate potentially faster than companies reliant on complex supply chains and integrated third party technologies.

•

Starry’s Large and Growing Addressable Market. Starry operates in an enormous broadband market that is ripe for disruption given the historic lack of competition and endemic dissatisfaction. Technology has disrupted many industries, from travel to transportation, but broadband has largely stagnated primarily due to the significant capital expenditures required to build networks, including the up-front cost and time necessary to construct and connect the underlying infrastructure. The combined revenues for all U.S. fixed broadband is approximately $118 billion according to IBISWorld, and approximately 67% of the market is controlled by incumbents who enjoy a near monopoly with their customers. The FirstMark Board believes that Starry is well-positioned to disrupt these existing network models with a modern product operating at the intersection of high capacity, low cost, and quick time to build.

•

Starry’s Superior Customer Experience and Growing Subscriber Base. Starry’s modern product provides customers with a premium service offering combining fast speeds, low cost, and a great user experience centered around the customer. With Starry Internet, subscribers enjoy fast downloads and symmetrical upload capabilities for buffer-free streaming, lag-free gaming and uninterrupted video calls, while benefiting from transparent pricing. Despite the market concentration around incumbents, broadband subscribers are often limited to expensive bundles with limited service offerings, data caps, and questionable privacy and security standards. Bundled services are rarely customized to meet customers’ precise needs and draw in customers with opaque pricing and feature sets. As a result, the average incumbent NPS is 0. Though internet access is a universal need, bad internet service experiences are a shared experience across geographies and demographics, translating to enormous opportunity for Starry, both in the U.S. and internationally. Starry’s service is engineered to delight customers and it shows: Starry has an industry-leading all time NPS of 61 and 72 in 2021 (as of the second quarter of 2021), far above other incumbents. After 30 months of operation (targeting only a subset of coverage), Starry has 48,000 subscribers across 6 markets, and is expected to surpass 60,000 by year-end 2021.

•

Starry’s Efficient and Scalable Model. Starry’s unique network architecture allows Starry to very rapidly enter new geographies with coverage at a fraction of the cost of alternatives, and aligns the majority of capital expenditure with subscriber orders on a success basis. With delivery across multiple geographies, the Starry network platform is proven ready for efficient operational scaling. The modern architecture enables Starry to shorten deployment timelines and scale gigabit networks across entire cities in months, not years. Starry’s unit economics are favorable when compared to those of fiber competitors, as the cost per home passed is substantially lower, capital expenditure is largely success-based, the time to activate a market can be only six to nine months, and EBITDA breakeven can be achieved at 4% penetration.

•

Starry’s Rapid Growth and Expansive Future Opportunities. Starry’s network already covers 4.7 million households across six markets as of the second quarter of 2021 and is expected to cover 25 million households in 2026E (its licensed spectrum covers 40 million homes across 37 states). The serviceable TAM in markets with existing spectrum licenses is $37 billion (including households and small / medium businesses), and Starry sees additional opportunity in international geographies (although not included in the projections). For those buildings in which Starry’s network has been deployed for at least one year, the average penetration rate is approximately 24%, demonstrating the pace at which Starry acquires customers, and accordingly, revenue growth was 187% from 2019 to 2020.

For a more complete description of the FirstMark Board’s reasons for approving the Business Combination, including other factors and risks considered by the FirstMark Board, see the section entitled “The Merger Agreement — The FirstMark Board’s Reasons for Approval of the Business Combination.”

Satisfaction of 80% Test

It is a requirement under the FirstMark Certificate of Incorporation that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the NYSE require that FirstMark’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of October 6, 2021, the date of the execution of the Merger Agreement, the balance of the Trust Account was approximately $414,000,000 (including the approximately $14.5 million deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately

$331,200,000. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, the FirstMark Board used a pre-money equity value of $1.4 billion, which would not be subject to any adjustments to purchase price, including for cash, debt and debt-like items, transaction expenses or working capital, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. In determining whether the enterprise value described above represents the fair market value of Starry, the FirstMark Board considered all of the factors described in the section of the proxy statement/prospectus captioned “FirstMark Board’s Reasons for Approval of the Business Combination” and the fact that the purchase price for these businesses was the result of an arm’s-length negotiation. As a result, the FirstMark Board concluded that the fair market value of Starry was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Certain Regulatory Approvals

Under the HSR Act and rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration or early termination of the waiting period following the parties’ submission of Notification and Report Forms with the Antitrust Division and the FTC.

Starry and FirstMark have agreed to comply promptly with the notification and reporting requirements of the HSR Act. Starry and FirstMark have agreed to use their reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any antitrust laws and to furnish to each other as promptly as reasonably practicable all information required for any application or other filing required to be made by the other pursuant to any applicable law relating to antitrust. FirstMark and Starry have agreed to request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

FirstMark has agreed to cooperate in good faith with the Antitrust Division and the FTC and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the Merger Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under any applicable law relating to antitrust or the actual or threatened commencement of any proceeding in any forum by or on behalf of the Antitrust Division and the FTC or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination, including selling, divesting or otherwise disposing of, licensing, holding separate or taking or committing to take any action that limits in any respect FirstMark’s or Starry’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Starry and its subsidiaries.

FirstMark has agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the Merger Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

Conditions to Closing

The obligations of Starry, FirstMark, Merger Sub, and New Starry to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following conditions:

•

the written consent of the requisite stockholders of Starry (the “Written Consent Parties”) in favor of the approval and adoption of the Merger Agreement, the Business Combination, and all other transactions contemplated by the Merger Agreement (the “Written Consent”) having been delivered to FirstMark;

•

the Condition Precedent Proposals having each been approved and adopted by the requisite affirmative vote of FirstMark stockholders at the Special Meeting in accordance with this proxy statement/prospectus, the DGCL, the FirstMark Existing Organizational Documents and the rules and regulations of the NYSE;

•

no governmental authority having enacted, issued, enforced, or entered any law, rule, regulation, judgment, decree, executive order, or award which is then in effect and has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting the consummation of the Business Combination and such transactions;

•

all required filings under the HSR Act having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act having expired or been terminated;

•

the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

•

the shares of New Starry Common Stock to be issued pursuant to the Merger Agreement (including the Earnout Shares) and the PIPE Investment and the assumed FirstMark Warrants (and the shares of New Starry Class A Common Stock issuable upon exercise thereof) having been approved for listing on the NYSE or Nasdaq, as applicable, or another national securities exchange mutually agreed to by the parties, as of the Acquisition Merger Closing Date, subject only to official notice of issuance thereof;

•

FirstMark having at least $5,000,001 of net tangible assets after giving effect to the redemption of public shares by Public Stockholders, in accordance with the FirstMark Existing Organizational Documents and after giving effect to the PIPE Investment, unless the Class A Common Stock otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act; and

•	the SPAC Merger Closing having been completed.

The obligations of FirstMark and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following additional conditions:

•

the accuracy of the representations and warranties of Starry and New Starry as of the date of the Merger Agreement and as of the closing date of the Business Combination, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Starry;

•	each of the covenants of Starry and New Starry to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an officer of Starry certifying that the two preceding conditions have been satisfied; and

•	since the date of the Merger Agreement, there shall have been no Material Adverse Effect (as defined in the Merger Agreement); and

•

Starry and New Starry shall have delivered to FirstMark executed counterparts of each Ancillary Agreement (as defined in the Merger Agreement) to which Starry, New Starry or any stockholder of Starry is a party.

The obligations of Starry and New Starry to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Acquisition Merger Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of FirstMark and Merger Sub as of the date of the Merger Agreement and as of the closing date of the Business Combination;

•	each of the covenants of FirstMark and Merger Sub to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an executive officer of FirstMark certifying that the two preceding conditions have been satisfied; and

•	the sum of the Closing Surviving Corporation Cash shall equal or exceed $300,000,000.

Termination

Mutual termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of Starry and FirstMark; or

•

by written notice from either Starry or FirstMark to the other if the approval of FirstMark stockholders to the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Document Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Starry termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the SPAC Merger Closing, by written notice to FirstMark from Starry if (i) there is any breach of any representation, warranty, covenant or agreement on the part of FirstMark set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading

“— Conditions to the Business Combination; Conditions to Obligations of Starry” would not be satisfied at the closing (a “terminating FirstMark breach”), except that, if any such terminating FirstMark breach is curable by FirstMark through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by FirstMark of notice from Starry of such breach, but only as long as FirstMark continues to exercise such commercially reasonable efforts to cure such terminating FirstMark breach (the “FirstMark cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating FirstMark breach is not cured within the FirstMark cure period, (ii) the closing has not occurred on or before the Termination Date if certain closing conditions are not satisfied by July 6, 2022, and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Merger Agreement under this paragraph shall not be available if Starry’s failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Starry is in material breach of its obligations under the Merger Agreement on such date;

•	by written notice from Starry if the Condition Precedent Proposals do not receive the requisite vote for approval at the Special Meeting;

•

prior to obtaining the requisite stockholder approvals for the Condition Precedent Proposals, by written notice from Starry if the FirstMark Board fails to recommend FirstMark stockholders vote “FOR” with respect to each Condition Precedent Proposals in this proxy statement/prospectus;

FirstMark termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the SPAC Merger Closing, by written notice to Starry from FirstMark if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Starry set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading “— Conditions to the Business Combination; Conditions to Obligations of FirstMark” above would not be satisfied at the closing (a “terminating Starry breach”), except that, if such terminating Starry breach is curable by Starry through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Starry of notice from FirstMark of such breach, but only as long as Starry continues to use its commercially reasonable efforts to cure such terminating Starry breach (the “Starry cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Starry breach is not cured within the Starry cure period, (ii) the closing has not occurred on or before the Termination Date, subject to automatic extension to October 6, 2022, if certain closing conditions are not satisfied by July 6, 2022, and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Merger Agreement under this paragraph shall not be available if FirstMark’s failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if FirstMark is in material breach of its obligations under the Merger Agreement on such date;

•

prior to obtaining the requisite approval Starry’s stockholders for the Business Combination, by written notice from FirstMark if the Starry Board fails to include its recommendation to approve the Business Combination to the Starry stockholders;

•	by written notice from FirstMark if the Starry stockholder approval has not been obtained within five business days following the date that the consent solicitation statement with respect to Starry’s solicitation of approval of the Business Combination is disseminated by Starry to the Starry stockholders pursuant to the terms of the Merger Agreement; or

•

by written notice from FirstMark if Starry and each of the requisite stockholders of Starry have not executed and delivered to FirstMark the Support Agreement within twenty-four (24) hours of the execution and delivery of the Merger Agreement, pursuant to the terms of the Merger Agreement.

Redemption Rights

Public Stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Stockholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders will not have redemption rights with respect to any shares of FirstMark Common Stock owned by them, directly or indirectly.

A Public Stockholder will be entitled to receive cash for any public shares to be redeemed only if it:

(i)

(a) holds public shares or (b) holds FirstMark Units and it elects to separate and cancel its FirstMark Units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; and

(ii)

prior to                 a.m., Eastern Time, on                 , 2022, (a) submits a written request to the transfer agent that FirstMark redeem its public shares for cash and (b) delivers its share certificates for its public shares (if any) to the transfer agent, physically or electronically through DTC.

A Public Stockholder may not withdraw a redemption request once submitted to FirstMark unless the FirstMark Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). Furthermore, if a Public Stockholder delivers its certificate (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that FirstMark to permit the withdrawal of the redemption request and instruct its transfer agent to return the certificate (physically or electronically). The Public Stockholder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, FirstMark will promptly return any shares previously delivered by Public Stockholders.

If a Public Stockholder exercises its redemption rights, such Public Stockholder’s shares of FirstMark Common Stock will (i) not be exchanged for shares of New Starry Class A Common Stock pursuant to the SPAC

Merger and (ii) immediately prior to the SPAC Merger Effective Time, be canceled and cease to exist, and will be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus. In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination, Public Stockholders must properly exercise their right to redeem the public shares that they will hold upon the SPAC Merger no later than the close of the vote on the Business Combination Proposals and deliver their FirstMark Class A Common Stock (either physically or electronically) to the transfer agent, prior to                a.m., Eastern Time on                , 2022. Therefore, the exercise of redemption rights occurs prior to the SPAC Merger. Immediately following the SPAC Merger and the consummation of the Business Combination, New Starry shall pay Public Stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Pursuant to Section 262 of the DGCL and the terms of the Merger Agreement, FirstMark stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law prior to the SPAC Merger Effective Time have the right to seek appraisal of the fair value of their shares of FirstMark Common Stock as determined by the Delaware Court of Chancery. The “fair value” of the shares of FirstMark Common Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the consideration that FirstMark stockholders may otherwise be entitled to receive pursuant to the SPAC Merger under the Merger Agreement. FirstMark stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise FirstMark by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from FirstMark that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a FirstMark stockholder fails to perfect or otherwise waives, withdraws or loses such FirstMark stockholder’s right to appraisal under Section 262 of the DGCL, then such FirstMark stockholder’s shares of FirstMark Common Stock will be exchangeable solely for the right to receive the SPAC Merger consideration pursuant to the terms and conditions of the Merger Agreement.

Starry stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law prior to the Acquisition Merger Effective Time have the right to seek appraisal of the fair value of their shares of Starry Common Stock as determined by the Delaware Court of Chancery. The “fair value” of the shares of Starry Common Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the consideration that such Starry stockholders may otherwise be entitled to receive under the Merger Agreement. Starry stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise Starry by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Starry that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a Starry stockholder fails to perfect or otherwise waives, withdraws or loses such Starry stockholder’s right to appraisal under Section 262 of the DGCL, then such Starry stockholder’s shares of Starry Common Stock will be exchangeable solely for the right to receive the Acquisition Merger consideration pursuant to the terms and conditions of the Merger Agreement.

Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, FirstMark and Starry stockholders that wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights see the section entitled “Appraisal Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. FirstMark has engaged Morrow Sodali to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Proposals to be Put to the Stockholders of FirstMark at the Special Meeting

The Business Combination Proposals

As discussed in this proxy statement/prospectus, FirstMark is asking its stockholders to approve and adopt, among other things, the Merger Agreement and the Business Combination. In connection with the approval of the Merger Agreement and the Business Combination, the FirstMark stockholders are being asked to approve the SPAC Merger and to authorize the merger of FirstMark with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub. FirstMark stockholders are also being asked to approve the Acquisition Merger pursuant to which Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry.

For further details on the Merger Agreement and the Business Combination, see the section entitled “The Merger Agreement.” For more information on the Business Combination Proposals, see the section entitled “Proposal No. 1 — The Business Combination Proposals.”

The Organizational Documents Proposals

If the Business Combination Proposals are approved, FirstMark will ask its stockholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but the Business Combination Proposals are not approved, then the Business Combination will not be consummated.

If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Advisory Organizational Documents Proposals will be included in the Proposed Charter or the Proposed Bylaws adopted by New Starry. The Proposed Charter and the Proposed Bylaws were negotiated as part of the Business Combination. The approval or lack thereof of any of the Advisory Organizational Documents Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by FirstMark’s stockholders.

For more information, see the section entitled “Proposal No. 2 — The Organizational Documents Proposal.”

The Advisory Organizational Documents Proposal

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, New Starry will adopt the Proposed Organizational Documents under the DGCL.

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, FirstMark is requesting that its stockholders vote upon, on a non-binding advisory basis, the Advisory Organizational Documents Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal. However, the stockholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on FirstMark or the FirstMark Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, FirstMark intends that the Proposed Charter and the Proposed Bylaws will take effect upon the effectiveness of the SPAC Merger (assuming approval of the Organizational Documents Proposal).

The Advisory Organizational Documents Proposals include eleven sub-proposals, as set forth below, and FirstMark is requesting its stockholders:

(a)	approve and adopt a provision of the Proposed Charter providing that the name of New Starry will be “Starry Holdings, Inc.”;

(b)	change the corporate purpose to one more appropriate for a public operating company;

(c)

set the number of authorized shares of New Starry Class A Common Stock to 800,000,000, the number of authorized shares of New Starry Class X Common Stock to 50,000,000 and the number of authorized shares of New Starry Preferred Stock to 10,000,000;

(d)

provide that holders of New Starry Class A Common Stock will be entitled to one vote per share of New Starry Class A Common Stock and holders of New Starry Class X Common Stock will (i) prior to the Sunset Date, be entitled to cast twenty votes per share and (ii) on the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock, and from and after the Sunset Date be entitled to cast one vote per share;

(e)	provide that directors may be removed with or without cause under varying circumstances;

(f)

provide that certain transactions are not “corporate opportunities” and that the Identified Persons (as defined in the Proposed Charter) are not subject to the doctrine of corporate opportunity and such Identified Persons do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries;

(g)

provide that New Starry will not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, and acknowledge that certain stockholders cannot be “interested stockholders” (as defined in Proposed Charter); provided that the restrictions on business combinations will apply for twelve months following the date the Proposed Charter is filed;

(h)

provide that until the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry may be effected at a duly called annual or special meeting of stockholders or, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, by written consent and that following the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry must be effected at an annual or special meeting of the stockholders of New Starry, and shall not be taken by written consent in lieu of a meeting;

(i)	increase the required voting thresholds for approving any amendments to the Proposed Bylaws to 66 2/3%;

(j)	increase the required voting thresholds for approving certain amendments to the Proposed Charter to 66 2/3%; and

(k)	eliminate various provisions applicable only to blank check companies.

For more information, see the section entitled “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

The Exchange Proposal

In connection with the Business Combination, the FirstMark stockholders are being asked to approve, for purposes of complying with applicable listing rules of the NYSE or Nasdaq, as applicable: (a) the issuance of approximately 171,041,268 shares of New Starry Class A Common Stock and approximately 18,238,631 shares of New Starry Class X Common Stock (together with the reservation of additional shares of New Starry Class A Common Stock for issuance in respect of the New Starry Options and New Starry RSU Awards issued in exchange for outstanding pre-Acquisition Merger Starry Options and Starry RSU Awards, respectively) in accordance with the terms of the Merger Agreement; (b) the issuance and sale of 10,900,000 shares of New Starry Class A Common Stock in the PIPE Investment to certain investors; and (c) the issuance of 9,350,000 shares of New Starry Class A Common Stock and New Starry Warrants to purchase up to 25,641,114 shares of New Starry Class A Common Stock to funds affiliated with the Sponsor, including the issuance of such additional shares of New Starry Class A Common Stock if certain share price thresholds are achieved within five years after the Acquisition Merger Closing Date.

For more information, see the section entitled “Proposal No. 4 — The Exchange Proposal.”

The Equity Incentive Plan Proposal

The FirstMark Board expects to approve and adopt the Equity Incentive Plan, effective as of the Acquisition Merger Effective Time, subject to the approval by the FirstMark stockholders. FirstMark is seeking stockholder approval of the Equity Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE or Nasdaq listing rules, as applicable.

The Equity Incentive Plan is intended to replace the Starry Stock Plan, which New Starry will assume in the Business Combination. Following the Acquisition Merger Closing, no additional stock awards will be granted under the Starry Stock Plan, although all outstanding stock awards granted under the Starry Stock Plan immediately prior to the Acquisition Merger Closing will be assumed by New Starry and generally will continue to be subject to the terms and conditions as set forth under the Starry Stock Plan and in the agreements evidencing such stock awards.

The FirstMark Board believes that the approval of the Equity Incentive Plan by the stockholders will benefit the compensation structure and strategy of New Starry. New Starry’s ability to attract, retain and motivate top quality management, employees, partners, consultants, advisors and non-employee directors is material to its success, and the FirstMark Board has concluded that this would be enhanced by the ability to make grants under the Equity Incentive Plan.

For more information, see the section entitled “Proposal No. 5 — The Equity Incentive Plan Proposal.”

The ESPP Proposal

The FirstMark Board expects to approve and adopt the ESPP, effective as of the Acquisition Merger Effective Time, subject to the approval by FirstMark’s stockholders. FirstMark is seeking stockholder approval of the ESPP in order to comply with the NYSE or Nasdaq listing rules, as applicable.

Approval of the ESPP by the FirstMark stockholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and for the ESPP to qualify as an

“employee stock purchase plan” under Section 423 of the Code. If approved by FirstMark stockholders, the ESPP will become effective upon the consummation of the Business Combination.

For more information, see the section entitled “Proposal No. 6 — The ESPP Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize FirstMark to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the FirstMark Board may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies.

If the Adjournment Proposal is not approved by FirstMark’s stockholders, the FirstMark Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, or if holders of FirstMark’s public shares have elected to redeem an amount of public shares such that FirstMark would have less than $5,000,001 of net tangible assets, and may be unable to consummate the merger.

For additional information, see “Proposal No. 7 — The Adjournment Proposal.”

Interests of FirstMark Directors and Officers in the Business Combination

In considering the recommendation of the FirstMark Board to vote in favor of approval of the Business Combination Proposals, the Organizational Documents Proposal and the other Stockholder Proposals, FirstMark stockholders should keep in mind that the Sponsor and certain members of the FirstMark Board and officers of FirstMark, have interests in such Stockholder Proposals that are different from, or in addition to, those of FirstMark’s stockholders generally. In particular:

•

If FirstMark does not consummate a business combination by October 8, 2022 (unless such date is extended in accordance with the FirstMark Certificate of Incorporation), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of FirstMark Class A Common Stock for cash and, subject to the approval of its remaining stockholders and the FirstMark Board, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 10,350,000 shares of FirstMark Class B Common Stock would be worthless because following the redemption of the shares of FirstMark Class A Common Stock, FirstMark would likely have few, if any, net assets and because the holders of FirstMark Class B Common Stock have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the FirstMark Class B Common Stock if FirstMark fails to complete a business combination within the required period. The 9,350,000 shares of FirstMark Class A Common Stock that the FirstMark Class B Common Stock holders will hold following the Business Combination (assuming all Earnout Shares have vested upon the occurrence of each of the Earnout Triggering Events), if unrestricted and freely tradable, would have had aggregate market value of $                  based upon the closing price of $                per share of FirstMark Class A Common Stock on the NYSE on                 , the most recent closing price. Given such shares will be subject to lock-up restrictions, FirstMark believes such shares have less value.

•

Amish Jani, the President of FirstMark and Chairman of the FirstMark Board is also a member of the Starry Board and may be considered an interested party to the Business Combination. Mr. Jani recused himself from the Starry Board meetings regarding the Merger Agreement and Business Combination.

•

Certain Sponsor Affiliates hold ownership interests in Starry and will participate in the Series Z Investment. In addition to serving as the President of FirstMark and Chairman of the FirstMark Board, Mr. Jani is affiliated with and/or possesses a financial interest in such Sponsor Affiliates.

•

Richard Heitzmann is the Chief Executive Officer of FirstMark and a member of the FirstMark Board. Mr. Heitzmann is also affiliated with and/or possesses a financial interest in the Sponsor Affiliates.

•

The Sponsor purchased 6,853,333 private placement warrants, each exercisable to purchase one share of FirstMark Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of FirstMark may be deemed to beneficially own due to their control of the Sponsor, and such private placement warrants will expire and be worthless if a business combination is not consummated within 24 months of the consummation of the IPO (unless such date is extended in accordance with the FirstMark Certificate of Incorporation).

•

FirstMark’s existing directors and officers will be eligible for continued indemnification and continued coverage under FirstMark’s directors’ and officers’ liability insurance after the Business Combination.

•

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to FirstMark if and to the extent any claims by a vendor for services rendered or products sold to FirstMark, or a prospective target business with which FirstMark has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•

Following consummation of the Business Combination, the Sponsor, FirstMark’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by FirstMark from time to time, made by the Sponsor or certain of FirstMark’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, if FirstMark fails to consummate a business combination within the required period, the Sponsor and FirstMark’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

•

Pursuant to the Registration Rights Agreement, the holders of FirstMark Common Stock who are parties to the existing registration rights agreement in respect to FirstMark Common Stock held by such holders and certain other stockholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Starry Class A common stock and warrants held by such parties.

•

For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Related to the Business Combination and FirstMark — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination” and “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination.”

Opinion of Financial Advisor to FirstMark

FirstMark obtained a fairness opinion from its independent financial advisor, Duff & Phelps, with respect to the Business Combination. The fairness opinion was specifically related to whether the consideration to be paid by New Starry in the Business Combination pursuant to the Merger Agreement is fair to FirstMark from a financial point of view. In its fairness opinion, Duff & Phelps concluded that the consideration to be paid by New Starry in the Business Combination is fair to FirstMark from a financial point of view. Additionally, FirstMark’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of FirstMark’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, FirstMark’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Sources and Uses of Funds

The following table summarizes the estimated sources and uses for funding the Business Combination assuming (i) that none of FirstMark’s outstanding shares of FirstMark Class A Common Stock are redeemed in connection with the Business Combination (“No Redemption”) and (ii) that 32,928,773 shares of outstanding FirstMark Class A Common Stock are redeemed for an aggregate payment of approximately $329.3 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account, which is the estimated maximum number of redemptions that could occur without a failure to satisfy the condition in the Merger Agreement that the Closing Surviving Cash shall equal or exceed $300.0 million (“Maximum Redemption”).

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$414.0	$414.0
PIPE Investment	109.0	109.0
Series Z Investment	21.0	21.0
Convertible Notes Investment(1)	149.5	149.5

Total Sources	$693.5	$693.5

Uses
Redemptions to Public Stockholders	$—	$329.3
Paydown of Starry debt(2)	168.3	168.3
Cash to balance sheet	489.6	160.3
Estimated fees and expenses(3)	35.6	35.6

Total Uses	$693.5	$693.5

(1)

Reflects net cash proceeds of $149.5 million from the issuance and sale of the Convertible Notes pursuant to the Convertible Note Subscription Agreements ($150.0 million principal less $0.5 million of estimated issuance costs).

(2)	Reflects the repayment of the outstanding balance under the Starry Credit Agreement and corresponding prepayment penalty as of June 30, 2021.
(3)	Reflects the payment of estimated transaction costs of $35.6 million representing $16.4 million for Starry and $19.2 million for FirstMark.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, New Starry is treated as the acquired company and Starry is treated as the accounting acquirer for financial statement reporting purposes. This determination was primarily based on Starry having a relative majority of the voting power of the combined company, the operations of Starry and its subsidiaries constituting the only ongoing operations of the combined company, and senior management of Starry comprising the majority of the senior management of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information regarding the expected accounting treatment of the Business Combination.

Comparison of Corporate Governance and Stockholder Rights

FirstMark is a Delaware corporation and the DGCL and the FirstMark Existing Organizational Documents govern the rights of FirstMark’s stockholders. The FirstMark Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Starry, your rights will differ in some regards as compared to when you were a shareholder of FirstMark.

See the section entitled “Comparison of Corporate Governance and Stockholder Rights” for more information regarding the important similarities and differences in the corporate governance and rights associated with owning shares of FirstMark and New Starry.

Summary of Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to FirstMark, Starry’s business and industry, and the Business Combination are summarized below.

•	Starry has a history of losses, and it may not achieve or maintain profitability in the future.

•	Starry has experienced rapid growth since inception, which may not be indicative of its future growth, and, if Starry continues to grow rapidly, it may not be able to manage its growth effectively.

•	Starry’s limited operating history makes it difficult to evaluate its current business and future prospects.

•	Starry’s financial projections may not prove accurate.

•

Starry’s decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results.

•	Starry operates in a highly competitive business environment, which could materially adversely affect its business, financial condition, results of operations and liquidity.

•

If Starry does not maintain or obtain rights to use licensed spectrum in markets in which it provides or intends to provide service, it may be unable to operate in these markets, which could harm its business and its ability to execute its business strategy.

•	Starry’s business is dependent on successfully maintaining or obtaining rights to provide its services in apartment buildings and to install its equipment on vertical assets.

•	The value of Starry’s spectrum licenses could decline, which could materially affect its ability to raise capital, and could have a material adverse effect on its business and results of operations.

•

The unavailability, reduction, elimination or adverse application of government subsidies, including through the Rural Digital Opportunity Fund and Emergency Broadband Benefit program, could have a material adverse effect on Starry’s business and results of operations.

•	Starry’s business model and growth strategy depends on its marketing efforts and ability to attract customers in a cost-effective manner.

•

Starry’s reputation, brand and ability to differentiate itself from its competitors is important to its success, and if Starry is not able to maintain and enhance its reputation and brand and differentiate itself from its competitors, its business, financial condition and results of operations may be adversely affected.

•	Starry’s growth depends in part on the success of its strategic relationships with third parties.

•	A significant portion of Starry’s expenses are fixed, and it may not be able to adapt its cross structure to offset declines in revenue.

•

Starry’s business is subject to extensive governmental legislation and regulation, which could adversely affect its business, increase its operational and administrative expenses and limit its revenues.

•	Increasing regulation of Starry’s internet-based products and services could adversely affect its ability to provide new products and services.

•

Starry relies on network and information systems for its operations and a disruption or failure of, or defects in, those systems may disrupt its operations, damage its reputation with customers and adversely affect its results of operations.

•

Cyber security risks, data loss or other breaches of Starry’s network security could materially harm its business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights.

•	Starry’s management has limited experience operating as a public company.

•

Starry has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations.

•	The Sponsor and FirstMark’s independent directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

•	If the conditions to the Merger Agreement are not met or suits to enjoin the Business Combination are successful, the Business Combination may not occur.

•	The risk that FirstMark may not be able to consummate the Business Combination due to the failure to obtain the approval of FirstMark’s stockholders.

•

Some of FirstMark’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to the Public Stockholders’ interests or in determining whether Starry is appropriate for FirstMark’s initial business combination.

•

FirstMark may lack sufficient funds to consummate the Business Combination if some or all of the PIPE Investment or Convertible Notes Investment fail to close and sufficient stockholders exercise their redemption rights in connection with the Business Combination.

•	Public Stockholders will experience dilution in the percentage of New Starry’s fully diluted common equity held by them if the Business Combination is consummated.

•

Pursuant to the Merger Agreement, FirstMark must cease all solicitations, discussions or negotiations that could reasonably be expected to lead to, or result in, a business combination with another party.

•

FirstMark identified a material weakness in its internal control over financial reporting and such weakness could continue to adversely affect FirstMark’s ability to report its results of operations and financial condition accurately and in a timely manner. Additionally, FirstMark may face litigation and other risks as a result of such material weakness in its internal control over financial reporting.

Emerging Growth Company

Each of FirstMark and New Starry is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and they may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Each of FirstMark and New Starry has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, FirstMark and New Starry, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of FirstMark’s and New Starry’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Starry will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (b) in which New Starry has total annual gross revenue of at least $1.07 billion, or (c) in which New Starry is deemed to be a large accelerated filer, which means the market value of New Starry’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Starry has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Related Agreements

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, FirstMark, the Initial Stockholders, New Starry and Starry entered into the Sponsor Support Agreement, dated as of October 6, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D. Pursuant to the Sponsor Support Agreement, the Initial Stockholders have agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby (which, for the avoidance of doubt, includes the Business Combination Proposals), in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the terms of the Sponsor Support Agreement, during the Interim Period, the Initial Stockholders will not sell, transfer, pledge, encumber, assign or otherwise dispose of any of its FirstMark Common Stock or

FirstMark Warrants, enter into any contract or option with respect to any transaction to do the same, nor publicly announce any intention to effect any transaction to do the same. Subject to and conditioned upon the occurrence of the Acquisition Merger Effective Time, each Initial Stockholder agrees that such holder shall not transfer any shares of New Starry Common Stock during the period commencing immediately after the Acquisition Merger Effective Time and ending upon the earlier to occur of (x) 8:00 a.m. Eastern Time on the date that is twelve (12) months after (and excluding) the Acquisition Merger Closing Date and (y) the occurrence of an Earnout Triggering Event without New Starry’s prior written consent.

Under the Sponsor Support Agreement, the Sponsor has also agreed that, during the Earnout Period, it will subject 6,672,500 Earnout Shares, comprised of (a) one tranche of 2,224,166 shares subject to Earnout Triggering Event I and (b) two tranches of 2,224,167 shares of which (i) one tranche is subject to Earnout Triggering Event II and (ii) one tranche is subject to Earnout Triggering Event III, to potential forfeiture to New Starry for no consideration until the occurrence of the applicable Earnout Triggering Event(s). If one or more of the Earnout Triggering Events has not occurred by the end of the Earnout Period, the applicable tranche of Earnout Shares will be forfeited to New Starry.

The Initial Stockholders have further agreed that, immediately prior to the SPAC Merger Effective Time, the Initial Stockholders will contribute, transfer, assign, convey and deliver to FirstMark all of their respective right, title and interest in, to and under their shares of FirstMark Class B Common Stock in exchange for shares of FirstMark Class A Common Stock (the “Class B Exchange”). In connection with the Class B Exchange, (a) 10,230,000 outstanding shares of FirstMark Class B Common Stock held by the Sponsor will be exchanged and converted into shares of FirstMark Class A Common Stock equal to (i) 9,230,000 divided by (ii) the Class A Exchange Ratio; and (b) 30,000 outstanding shares of FirstMark Class B Common Stock held by FirstMark’s independent directors will be exchanged and converted into the number of shares of FirstMark Class A Common Stock equal to (i) 30,000 divided by (ii) the Class A Exchange Ratio. For additional information, see “The Merger Agreement — Related Agreements — Sponsor Support Agreement”.

Starry Holders Support Agreement

In connection with the execution of the Merger Agreement, FirstMark entered into a support agreement with Starry, New Starry and certain stockholders of Starry (the “Starry Stockholders”), a copy of which is attached to this proxy statement/prospectus as Annex E (the “Starry Holders Support Agreement”). Pursuant to the Starry Holders Support Agreement, Starry Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of this proxy statement/prospectus, the Merger Agreement, the Conversion, the Series Z Investment and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Starry Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Business Combination, the Merger Agreement or the Starry Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Under the Starry Holders Support Agreement, the Starry Stockholders also agreed not to, prior to the termination of the Starry Holders Support Agreement, (i) directly or indirectly sell, transfer, hypothecate, pledge, encumber, assign or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) either voluntarily or involuntarily, any of its Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock), (ii) enter into any contract or option with respect to any transaction specified in clause (i) or any hedging or swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock), whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), subject to certain customary exceptions.

The Starry Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Acquisition Merger Effective Time and (b) the termination of the Merger Agreement in accordance with its terms in circumstances where the Acquisition Merger Closing does not occur. For additional information, see “The Merger Agreement — Related Agreements — Starry Holders Support Agreement”.

Registration Rights Agreement

The Merger Agreement contemplates that, immediately prior to the SPAC Merger Closing, FirstMark, New Starry, certain equity holders of FirstMark (“FirstMark Equity holders”) and certain equity holders of Starry (“Starry Equity holders,” and together with FirstMark Equity holders, the “Equity holders”), will enter into the Registration Rights Agreement, pursuant to which New Starry agrees to, within 30 days of the Acquisition Merger Closing Date, register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Starry Common Stock and other equity securities of New Starry that are held by the parties thereto from time to time.

Under the Registration Rights Agreement, in connection with any underwritten offering of equity securities of New Starry each Equity holder that participates in the underwritten offering pursuant to the terms of the Registration Rights Agreement agrees that it shall not transfer any shares of New Starry Common Stock or other equity securities of New Starry (other than those included in such offering pursuant to the Registration Rights Agreement), without the prior written consent of New Starry, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which New Starry agrees not to conduct an underwritten primary offering of New Starry Common Stock, except in the event the underwriters managing the offering otherwise agree by written consent. Each such Equity holder agrees to execute a customary lock-up agreement in favor of the underwriters to such effect (in each case on substantially the same terms and conditions as all such Equity holders).

The Registration Rights Agreement will terminate with respect to any Equity holder on the date that such Equity holder no longer holds equity securities of New Starry. For additional information, see “The Merger Agreement — Related Agreements — Registration Rights Agreement”.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, FirstMark and New Starry entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 10,900,000 shares of New Starry Common Stock at $10.00 per share for an aggregate commitment amount of $109 million. The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is conditioned upon: (i) there not being in force any suspension of the qualification of the offering or sale or trading of New Starry Class A Common Stock initiated or threatened by the SEC and the shares of New Starry Class A Common Stock subscribed to pursuant to the PIPE Subscription Agreements shall have been approved for listing on the NYSE or Nasdaq, as applicable, (ii) all conditions precedent to the closing of the Business Combination in the Merger Agreement shall be satisfied or waived, (iii) no court or applicable government authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation that has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions there not being any amendment or modification of the terms of the Merger Agreement in a manner that is materially adverse to the PIPE Investor and (iv) the closing of the Convertible Notes Investment. The closings under the PIPE Subscription Agreements will occur after the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the closing of the transactions contemplated by the PIPE Subscription Agreements or in the future as a result of, or arising out of, the PIPE Subscription Agreements against FirstMark, including with respect to the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of FirstMark and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the closing of the transactions contemplated by the PIPE Subscription Agreements and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the closing of the transactions contemplated by the PIPE Subscription Agreements), and (iv) July 6, 2022. For additional information, see “The Merger Agreement — Related Agreements — PIPE Subscription Agreement”.

Convertible Notes Subscription Agreements

Concurrently with the execution of the Merger Agreement, FirstMark entered into the Convertible Note Subscription Agreements with the Convertible Note Investors, pursuant to which, among other things, FirstMark agreed to issue and sell, in private placements to close (the “Convertible Note Closing”) immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, an aggregate of $150 million of principal amount of convertible notes (the “Convertible Notes”). The Convertible Notes will be convertible into shares of New Starry Class A Common Stock (the “Underlying Shares”) at a conversion price of $12.00 per share at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Notes, which is expected to be approximately five years from the Convertible Note Closing. Upon conversion, New Starry will pay or deliver, as applicable, cash or a combination of cash and shares of New Starry Class A Common Stock. Upon the occurrence of certain changes, New Starry will in certain circumstances increase the conversion rate for a specified period of time. The Convertible Notes will bear interest at a to-be-fixed rate that ranges from 7.25% to 7.75% per annum, depending on the level of Closing Surviving Corporation Cash, payable in cash and accruing semi-annually.

Subject to the terms of the indenture that will govern the Convertible Notes (the “Indenture”), the Convertible Notes will be guaranteed by substantially all direct and indirect domestic subsidiaries of New Starry, and will be secured by substantially all assets of New Starry and guarantors of the Convertible Notes (subject to certain exceptions). Subject to and under the terms of the Indenture, as long as a specified principal amount of the Convertible Notes remain outstanding, New Starry and substantially all of its subsidiaries are restricted from incurring certain types of debt, creating liens on its properties, paying dividends, making restricted payments or certain investments, or selling, transferring or licensing out intellectual property or other assets, among other restrictions.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations to be set out in the Indenture), at New Starry’s option on or after the date that is two years following the date of the Convertible Note Closing, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds a certain conversion price for a prescribed number of trading days, and on or after the date that is three years following the date of the Convertible Note Closing, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds a certain conversion price for a prescribed number of trading days. If a fundamental change occurs prior to the maturity date, holders of the Convertible Notes will have the right to require New Starry to repurchase all or any portion of their Convertible Notes in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreements are conditioned upon, among other things, the entry into the Indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the closing of the transactions contemplated by the Merger Agreement. The Convertible Note Subscription Agreements provide that FirstMark is required to file with the SEC, within 15 business days after the consummation of the transactions contemplated by the Merger Agreement, a registration statement covering the resale of the Underlying Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the registration statement, the 90th calendar day following the filing thereof) and (ii) the 10th business day after the date FirstMark is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Convertible Note Subscription Agreements also provide the Convertible Note Investors with certain “demand” and “piggy-back” registration rights relating to the Underlying Shares, subject to certain requirements and customary conditions.

The Convertible Note Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of FirstMark and the applicable Convertible Note Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied on or prior to the Convertible Note Closing and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Convertible Note Closing, or (iv) July 6, 2022, if the Convertible Note Closing has not occurred by such date and the terminating party’s breach was not the primary reason such closing failed to occur by such date. The Convertible Note Closing is not a condition to the closing of the Business Combination.

Series Z Subscription Agreement

In connection with the execution of the Merger Agreement, Starry entered into the Series Z Subscription Agreement with the Series Z Investors, pursuant to which the Series Z Investors agreed to subscribe and purchase, in the aggregate, 2,100,000 shares of Starry Series Z Preferred Stock at $10.00 per share for an aggregate commitment amount of $21 million. The obligation of the parties to consummate the purchase and sale of the shares covered by the Series Z Subscription Agreement is conditioned upon: (i) all conditions precedent to the closing of the Business Combination in the Merger Agreement shall be satisfied or waived, (ii) no court or applicable government authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation that has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions, (iii) all representations and warranties of each Series Z Investor and Starry in the Series Z Subscription Agreement being true and correct in all material respects as of the closing of transactions contemplated by the Series Z Subscription Agreement, (iv) each Series Z Investor and Starry having performed, satisfied or complied in all material respects with the covenants and other agreements required by the Series Z Subscription Agreement and (v) Starry having adopted and filed the Starry Charter, which includes the terms and conditions of the Series Z Preferred Stock. The closings under the Series Z Subscription Agreement will occur after the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing.

The Series Z Subscription Agreement will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Starry and each Series Z Investor, or (iii) if the conditions set forth in the Series Z Subscription Agreement are not satisfied or are not capable of being satisfied prior to the closing of the transactions contemplated by the Series Z Subscription Agreement and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the closing of the transactions contemplated by the Series Z Subscription Agreement. For additional information, see “The Merger Agreement — Related Agreements — Series Z Subscription Agreement”.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the SPAC Merger and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF FIRSTMARK

FirstMark is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of FirstMark for the period from August 13, 2020 (inception) through December 31, 2020 and the historical balance sheet data as of December 31, 2020 are derived from FirstMark’s audited financial statements (as restated) included elsewhere in this proxy statement/prospectus. The summary historical condensed statements of operations data of FirstMark for the six months ended June 30, 2021 and the condensed balance sheet data as of June 30, 2021 are derived from FirstMark’s unaudited interim condensed financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with FirstMark’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FirstMark” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of FirstMark or New Starry.

Statement of Operations

	For the Six Months Ended June 30, 2021 (unaudited)	For the Period from August 13, 2020 (inception) through December 31, 2020 (audited)
General and administrative expenses	$1,275,161	$146,205
General and administrative expenses — related party	60,000	28,387
Franchise tax expense	98,132	76,762

Loss from operations	(1,433,293)	(251,354)
Other income (expense)
Loss on sale of fair value of private placement warrants	—	(1,028,000)
Change in fair value of derivative warrant liabilities	(19,827,000)	(17,348,800)
Financing cost — derivative warrant liabilities	(1,290,820	(1,290,820)
Interest and dividends on investments held in Trust Account	12,514	5,739

Net loss	$(18,406,421)	$(19,913,235)

Weighted average shares outstanding of FirstMark Common Stock subject to redemption, basic and diluted	35,390,056	36,172,534

Basic and diluted net income per share, FirstMark Common Stock subject to redemption	$—	$—

Weighted average FirstMark Common Stock outstanding, basic and diluted	16,359,944	13,617,167

Basic and diluted net loss per share, Non-redeemable FirstMark Common Stock	$(1.13)	$(1.46)

Balance Sheet

	June 30, 2021 (unaudited)	December 31, 2020 (audited)
Total Assets	$414,869,841	$415,686,868
Total Liabilities	$47,081,116	$66,304,564
FirstMark Class A Common Stock subject to possible redemption	$362,788,720	$344,382,300
Total Stockholders’ Equity	$5,000,005	$5,000,004

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF STARRY

The following table shows selected historical financial information of Starry for the periods and as of the dates indicated. The selected historical financial information of Starry as of and for the years ended December 31, 2020 and 2019, are derived from the audited historical consolidated financial statements of Starry included elsewhere in this proxy statement/prospectus. The selected historical financial information of Starry as of June 30, 2021, and for the six months ended June 30, 2021 and 2020 are derived from the unaudited historical consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited selected historical financial information set forth below has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that are necessary for the fair statement of such information.

The following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starry” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Starry’s consolidated financial statements and the related notes. The historical financial information presented here is not necessarily indicative of the results that may be expected in the future.

	For the Years Ended December 31,
	2020	2019
Revenues	$12,826	$4,474
Cost of revenues	(38,529)	(22,761)

Gross loss	(25,703)	(18,287)
Operating expenses:
Selling, general and administrative expenses	(55,240)	(45,184)
Research and development	(22,957)	(23,506)

Total operating expenses	(78,197)	(68,690)

Loss from operations	(103,900)	(86,977)
Other income (expense):
Interest expense	(19,382)	(5,388)
Other income (expense), net	(1,811)	160

Total other expense	(21,193)	(5,228)

Net loss	$(125,093)	$(92,205)

Net loss per share of voting and non-voting common stock, basic and diluted	$0.64	$0.48

Weighted-average shares outstanding, basic and diluted	194,177,522	193,707,267

	As of December 31,
Balance Sheet Data:	2020	2019
	(in thousands)
Total assets	$164,290	$196,282
Total liabilities	189,973	132,685
Total (deficit) equity	$(25,683)	$63,597

	Six Months Ended June 30,
	2021	2020
Revenues	$9,614	$5,477
Cost of revenues	(25,822)	(16,861)

Gross loss	(16,208)	(11,384)
Operating expenses:
Selling, general and administrative expenses	(30,238)	(26,416)
Research and development	(12,418)	(10,802)

Total operating expenses	(42,656)	(37,218)

Loss from operations	(58,864)	(48,602)
Other income (expense):
Interest expense	(12,581)	(8,358)
Other income (expense), net	(8,155)	38

Total other expense	(20,736)	(8,320)

Net loss	$(79,600)	$(56,922)

Net loss per share of voting and non-voting common stock, basic and diluted	$0.40	$0.29

Weighted-average shares outstanding, basic and diluted	197,336,304	195,123,205

	As of June 30,
Balance Sheet Data:	2021	2020
	(in thousands)
Total assets	$244,513	$164,290
Total liabilities	183,566	189,973
Total equity (deficit)	$60,947	$(25,683)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) presents the combination of the financial information of FirstMark and Starry, adjusted to give effect to the consummation of the Business Combination and the related transactions (collectively, the “Transactions”). Under both the no redemption and the maximum redemption scenario, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, FirstMark will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Starry issuing stock for the net assets of FirstMark, accompanied by a recapitalization. The net assets of FirstMark will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2021 gives effect to the Transactions as if they had occurred on June 30, 2021. The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2020 (in the case of FirstMark, for the period August 13, 2020 (its inception) to December 31, 2020) and for the six months ended June 30, 2021 give effect to the Transactions as if they had occurred on January 1, 2020.

The summary pro forma data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes (the “pro forma financial statements”) included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, the historical financial statements and related notes of FirstMark and Starry for the applicable periods included in this proxy statement/prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Starry’s and FirstMark’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

Description of the Minimum and Maximum Allowable Redemptions Scenarios

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•	No Redemption: This scenario, which we refer to as the “No Redemption Scenario,” assumes that no shares of FirstMark Class A Common Stock are redeemed from the Public Stockholders; and

•

Maximum Redemption: This scenario, which we refer to as the “Maximum Redemption Scenario,” assumes that 32,928,773 shares of FirstMark Class A Common Stock are redeemed for an aggregate payment of approximately $329.3 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account, which is the estimated maximum number of redemptions that could occur without a failure to satisfy the condition in the Merger Agreement that the Closing Surviving Cash shall equal or exceed $300.0 million.

	Condensed Combined Pro Forma
	Six Months Ended June 30, 2021		Year Ended December 31, 2020
(in thousands, except share and per share amounts)	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Loss from operations	$(60,237)	$(60,237)	$(110,924)	$(110,924)
Net loss	$(56,451)	$(56,451)	$(172,299)	$(172,299)

Loss per share (basic and diluted) attributable to common stockholders	$(0.30)	$(0.36)	$(0.90)	$(1.09)
Weighted average common shares outstanding	190,947,087	158,018,314	190,947,087	158,018,314

	Condensed Combined Pro Forma
	As of June 30, 2021
(in thousands)	Assuming No Redemption	Assuming Maximum Redemption
Summary Unaudited Pro Forma Condensed Combined Balance Sheet data:
Total assets	$731,651	$402,349
Debt obligations	$88,010	$88,010
Total liabilities	$202,678	$202,678
Total stockholders’ equity	$528,973	$199,671

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

FirstMark

FirstMark Units, FirstMark Class A Common Stock and FirstMark Warrants are currently listed on the NYSE under the symbols “FMAC.U,” “FMAC” and “FMAC WS,” respectively.

The closing price of the FirstMark Units, FirstMark Class A Common Stock and FirstMark Warrants on October 6, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.25, $9.81 and $1.14, respectively. As of                 , 2022 the record date for the Special Meeting, the most recent closing price of the FirstMark Units, FirstMark Class A Common Stock and FirstMark Warrants was $                , $                 and $                , respectively.

Holders of the FirstMark Units, FirstMark Class A Common Stock and FirstMark Warrants should obtain current market quotations for their securities. The market price of FirstMark’s securities could vary at any time before the Business Combination.

Holders

As of                      , there were holders of record of FirstMark Units                    , holders of record of FirstMark Class A Common Stock and holders of record of FirstMark Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose FirstMark Units, FirstMark Class A Common Stock and FirstMark Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

FirstMark has not paid any cash dividends on the FirstMark Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Starry’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Starry Board at such time. New Starry’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing.

Starry

Historical market price information for Starry Common Stock is not provided because there is no public market for Starry Common Stock.

RISK FACTORS

In addition to the other information contained in this proxy statement, the following risks have the potential to impact the business and operations of Starry and New Starry. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Starry, New Starry and the Business Combination. Unless otherwise indicated or the context otherwise requires, references in this “Risk Factors” section to “Starry,” “we,” “our,” “us” and other similar terms refer to New Starry and its consolidated subsidiaries after giving effect to the Business Combination.

Risks Related to Starry

Risks Related to Our Business and Industry

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have experienced net losses in each year since our inception. We incurred net losses of $125.1 million and $92.2 million for the years ended December 31, 2020 and 2019, respectively, and net losses of $79.6 and $56.9 million for the six months ended June 30, 2021 and 2020, respectively. We had an accumulated deficit of $414.4 million and $334.8 million as of June 30, 2021 and December 31, 2020, respectively. We expect to continue to make future investments in developing and expanding our business. In particular, we expect to invest approximately $350 million to expand our network and acquire subscribers to drive revenue growth. These investments may not result in the projected increased revenue or growth in our business, which would impact our ability to turn EBITDA positive within the time frame we project or at all. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will not become cash-flow positive in the time frame we project or at all, we may be required to raise additional funding and our business be harmed.

We have experienced rapid growth since inception which may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We have experienced rapid growth and demand for our products since inception. We expect that, in the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not, among other things:

•	increase the number of customers using our service;

•	increase our market share within existing markets and expand into new markets;

•	expand our service offerings, including offering service to small and medium sized businesses;

•	increase our brand awareness;

•	retain our spectrum licenses;

•	retain adequate availability of financing sources if necessary; and

•	obtain any additional necessary capital to meet our business objectives.

Furthermore, in order to preserve our market position, we will expand into new markets and launch new products and services in existing and new markets. Expanding into new markets may prove to be challenging as some markets may have very different characteristics than the markets in which we currently operate, and these different characteristics may be unanticipated or unknown to us. These differences may result in slower network deployment, poor network coverage performance, slower subscriber growth, or slower subscriber penetration than we project.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our business model and technology are still nascent compared to the business models of the large incumbents in the fixed U.S. broadband industry. We launched our first market in 2018 and do not have a long history operating as a commercial company. Our operating results are not predictable and our historical results may not be indicative of our future results. While there are several established and well-performing broadband providers, few peer companies with Starry’s model exist and none have yet established long-term track records at scale that might assist us in predicting whether our business model and strategy can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model and technology and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors’ offerings, which may adversely affect our results of operations and profitability.

Our financial projections may not prove accurate.

In connection with the Business Combination, FirstMark management presented certain forecasted financial information for Starry to the FirstMark Board, which was internally prepared and provided by Starry, and adjusted by Starry management to take into consideration the consummation of the Business Combination (assuming that no shares of FirstMark Class A Common Stock are elected to be redeemed by stockholders), as well as certain adjustments that were appropriate in their judgment and experience. The forecasts were based on numerous potential variables identified and assumptions made by Starry at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of Starry, and actual events and results may differ materially from what was projected. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of Starry (including our ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology and general business and economic conditions. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

Our decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results.

We regularly evaluate expanding our services into new markets or launching new product offerings in existing or new markets. Any expansion or new offering requires significant expenses and the time of our key personnel, particularly at the outset of the process. We typically experience increased losses in new markets as we invest to build our network and brand presence within those markets before we have any customers within those markets. Our plans to expand and deepen our market share in our existing markets and possibly expand into additional markets is subject to a variety of risks and challenges. These risks and challenges include execution, the varying economic and demographic conditions of each market, competition from national and regional providers of broadband services, our ability to obtain and retain new customers, and pricing pressures. We cannot assure you that we will be able to build our network in a timely or cost-effective manner, efficiently acquire customers, or achieve target subscriber penetration rates, better than or as well as in our more mature existing markets.

New markets and new product offerings may also subject us to new regulatory environments, which could increase our costs as we evaluate and implement compliance with new regulations. Notwithstanding the expenses and time devoted to expanding an existing product offering into a new market or launching a new product offering, we may fail to achieve the financial and market share goals associated with the expansion. If we cannot manage our expansion efforts efficiently, our market share gains could take longer than planned and our related costs could exceed our expectations. In addition, we could incur significant costs to seek to expand our market share, and still not succeed in attracting sufficient customers to offset such costs.

We operate in a highly competitive business environment which could materially adversely affect our business, financial condition, results of operations and liquidity.

We operate in a highly competitive, consumer-driven industry, and we compete against providers that offer a variety of fixed broadband services, including cable, terrestrial fixed wireless service, DSL, fiber and fixed satellite. We also compete against providers of mobile broadband service to the extent that a consumer considers mobile broadband service a substitute for fixed broadband service. Our competitors include large national and regional providers of fixed broadband services such as AT&T, Comcast, Charter, CableOne, Verizon, CenturyLink, Frontier, TDS Cox, RCN and Altice, providers of mobile broadband services such as AT&T, T-Mobile, US Cellular and Verizon, and numerous small fixed broadband providers in local areas.

Most incumbent broadband communications companies, which already have wired networks and an existing customer base and other operational functions in place, offer broadband over DSL, cable or FTTH/FTTP. These services may be offered at promotional prices comparable to or lower than our services. In addition, to the extent that these providers’ networks are more ubiquitously deployed, such as traditional telephone networks, they may be in a better position to offer internet services to consumers and businesses passed by their networks on a more economic or timely basis than we can, even if the services they offer are arguably inferior. They may also increasingly have the ability to offer a combination of video services, mobile services and telephone and internet services to their customers as a bundle, either directly or through co-marketing agreements with other service providers. As an internet-only company, Starry does not currently offer any bundled services that could compete with these offerings.

Mobile broadband providers may be able to provide services that substitute for our fixed broadband service. Current and future fixed and mobile internet services, such as services provided on LTE and 5G networks (and variants), other unlicensed fixed wireless broadband networks, and devices such as mobile hot spots, tablets and smartphones, and mobile wireless routers that connect to such devices, may also compete with our broadband services both for in-premises broadband service and mobile broadband. All major wireless carriers offer various kinds of unlimited data plans, which could, in some cases, become a substitute for the fixed broadband services we provide. In addition, the Federal Communications Commission (“FCC”) is likely to continue to make additional radio frequency spectrum available for these wireless internet access services, which in time could expand the quality and reach of these services.

In some instances, our competitors have easier access to financing, greater resources, greater operating capabilities and efficiencies of scale, stronger brand-name recognition, longstanding relationships with regulatory authorities and customers, and more customers. This provides these competitors with certain advantages in competing against us, including the ability to aggressively promote and price their services in markets in which we may compete. This competition creates pressure on our pricing and may affect our ability to add and retain customers, which in turn adversely affects our business, financial condition and results of operations.

Our competitive risks are heightened by the rapid technological change inherent in our business, evolving consumer preferences and the need to acquire, develop and adopt new technology to differentiate our products and services from those of our competitors, and to meet consumer demand. We may need to anticipate far in advance which technology we should use for the development of new products and services or the enhancement of existing products and services. The failure to accurately anticipate such changes may adversely affect our ability to attract and retain customers, which in turn could adversely affect our business, financial condition and results of operations.

Consolidation and cooperation in our industry may allow our competitors to acquire service capabilities or offer products that are not available to us or offer similar products and services at prices lower than ours.

New emerging technologies, including low earth orbit satellite, may impact a portion of our potential network expansion, to the extent such technologies come to fruition and are adopted in the marketplace.

If we do not maintain or obtain rights to use licensed spectrum in markets in which we provide or intend to provide service, we may be unable to operate in these markets, which could harm our business and our ability to execute our business strategy.

We offer our services using spectrum licensed by the FCC in the 24 GHz band and lower 37 GHz band. As a result, we depend on our ability to acquire and maintain sufficient rights to use spectrum in each of the markets in which we operate or intend to operate. While our addressable market and future projections are based on spectrum for which we currently hold licensed rights, we may not be able to maintain the spectrum necessary to execute our business strategy, including the spectrum we hold rights to today. In addition, we have in the past and may continue to spend significant resources to acquire spectrum in additional or existing markets.

Using licensed spectrum, whether owned today or in the future or leased in the future poses additional risks to our business, including:

•

our inability to satisfy build-out or service deployment requirements on which some of our spectrum licenses or leases are, or may be, conditioned, which may result in the loss of our rights to the spectrum subject to the requirements;

•	changes to regulations governing our spectrum rights that could adversely affect our ability to utilize the spectrum as required in our business;

•

our inability to use a portion of the spectrum we have acquired or leased or to acquire additional spectrum due to interference from licensed or unlicensed operators in the spectrum bands in which we have rights or in adjacent bands;

•

the refusal by the FCC to recognize our acquisition or lease of spectrum licenses from others or our investments in other license holders, to the extent we enter into future agreements to acquire or lease spectrum;

•

our inability to offer new services or to expand existing services to take advantage of new capabilities of our network resulting from advancements in technology due to regulations governing our spectrum rights;

•

our inability to obtain or lease more spectrum in the future due to the possible imposition of limits or caps on our spectrum holdings, which could prevent us from expanding our service in existing or new markets;

•	our inability to control or retain leased spectrum due to contractual disputes with, or the bankruptcy or other reorganization of, the license holders, or third parties;

•	the failure of the FCC to renew our spectrum licenses or those held by the parties from whom we lease spectrum as they expire;

•

our failure to obtain extensions or renewals of spectrum leases, or our inability to renegotiate those leases, on terms acceptable to us before they expire, which may result in the loss of spectrum we need to operate our network in the market covered by the spectrum leases;

•

increases in spectrum prices, because of increased competition for the limited supply of licensed spectrum in the United States, which could limit our ability to acquire new spectrum rights, and could in turn prevent us from expanding our service in existing or new markets; and

•	the invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.

We operate using spectrum in the lower 37 GHz band in all of our current markets and have rights to use that spectrum band in other markets in which we intend to expand under an experimental license issued by the FCC while the FCC finalizes the regulations that will dictate the ultimate use of this spectrum band. This experimental license must be renewed by the FCC for us to continue to operate on the same basis in which we operate today.

In the future, the FCC may not renew our experimental license for all or some of the markets in which we currently have rights to operate. The FCC may also adopt final regulations for this spectrum band that remove or limit our ability to continue to operate in this spectrum band. If the FCC does not renew our experimental license for some or all of our existing and expansion markets or adopts final regulations that adversely impacts our ability to operate in the lower 37 GHz band, and we are unable to acquire rights to use other spectrum in those markets, it would have a material adverse effect on our ability to continue to operate our business in those markets, our ability to grow our network and subscribers in those markets, and our results of operations and financial condition.

If we do not maintain or obtain rights to provide our services in apartment buildings or to install our equipment on vertical assets, it will harm our business.

We enter into access agreements with owners of multi-dwelling properties pursuant to which the owner grants us permission to install our receiving equipment on the roof and provide services to residents in the property. In many instances, the owner may terminate the agreement on short notice. If an owner of a property terminates the access agreement or it expires and is not renewed, we would lose the ability to service customers in that building, which would negatively impact our business.

We lease space on vertical assets like buildings and towers to attach our transmitting equipment. This transmitting equipment delivers our service wirelessly to properties in which we have customers. In the event that a lease for a vertical asset is terminated or expires at the end of the term, there is no guarantee that we will be able to find another vertical asset to continue servicing the properties currently served by the existing vertical asset. In this case, we would lose the ability to service some customers in the market, which would negatively impact our business.

The value of our spectrum licenses could decline, which could materially affect our ability to raise capital, and could have a material adverse effect on our business and results of operations.

While spectrum license values have historically not declined, a future decline in the value of our 24 GHz band spectrum licenses could negatively impact our ability to raise capital both privately and in the public markets and could significantly reduce the value of our spectrum assets. The value of any or all of our spectrum licenses could decrease as a result of many factors, including:

•	increases in supply of spectrum that provides similar functionality;

•	new technology in unlicensed bands that provides the same capability as our network;

•	a decrease in the demand for services offered with any of our spectrum licenses;

•	lower values placed on similar spectrum licenses in future FCC spectrum auctions;

•	regulatory limitations on the use, leases, transfer or sale of rights in any of our spectrum licenses;

•	changes to the licensing, service, or technical rules to the spectrum bands covered by our spectrum licenses; or

•	bankruptcy or liquidation of any comparable companies.

Many of these factors depend on circumstances beyond our control. The occurrence of any of these events could have a material adverse effect on our ability to generate revenues and on our business, prospects, results of operations and financial condition.

The unavailability, reduction, elimination or adverse application of government subsidies, including through the Rural Digital Opportunity Fund and Emergency Broadband Benefit program, could have a material adverse effect on our business and results of operations.

The FCC’s efforts in recent years to expand broadband access to unserved and underserved communities across the United States have included the provision of federal subsidies and other incentives to broadband providers.

For example, in 2020, we participated in the FCC’s Rural Digital Opportunity Fund (“RDOF”) auction, which provides a federal subsidy for the support of high-speed fixed broadband and voice networks in unserved areas across the United States. In that auction, we won $268 million in funding, payable over 10 years, to provide gigabit fixed internet and voice services to unserved locations in nine states. As a winner in the auction, we had to file with the FCC a long-form application that includes information about our qualifications, funding, and the network that we intend to use to meet our obligations to provide service to the locations for which we will receive subsidy payments. Our long-form application is currently pending before the FCC. The FCC may find all or part of our application insufficient, or we may in the future fail to meet the necessary service obligations on which the receipt of the subsidy is conditioned, which would result in the loss of some or all of the subsidy that we won in the RDOF auction. In addition, even if we retain some or all of the subsidy that we won, the construction of the network that we will be required to build to meet our service obligations may significantly exceed our modeled costs that were the basis for our bidding in the auction, which would materially and adversely affect our financial condition and operating results.

In addition, we are a participant in the FCC’s Emergency Broadband Benefit (“EBB”) program, a program to help families and households struggling to afford internet service during the COVID-19 pandemic. As a participant in EBB, we receive reimbursement from the federal government for up to $50 in subscriber fees per month per qualifying subscriber during the course of the program. These repayments could be delayed, the government may find that some or all of our qualifying subscribers no longer qualify, or the government may audit our participation and find deficiencies that could result in fines or other adverse outcomes. If that occurs, we may lose customers that rely on this program to pay for our service, which could have a material adverse effect on our growth, results of operations and financial condition.

Because we intend to participate in future government subsidy and benefit programs, any reduction, elimination or discriminatory application of future government subsidies and economic incentives resulting from policy changes, the reduced need for such subsidies or other reasons such as our inability to satisfy the compliance requirements of the subsidy or benefit program, could materially and adversely affect the growth of expansion of the broadband market and our business, prospects, financial condition and operating results.

Our business model and growth strategy depend on our marketing efforts and ability to attract customers in a cost-effective manner.

Our long-term success depends in part on our ability to continue to attract more customers in each of our markets to our service. Our marketing efforts may not succeed for a variety of reasons, including but not limited to, changes to search engine algorithms, ineffective campaigns across marketing channels, and limited experience in certain marketing channels, like traditional media. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering of our targeted communications by email servers, potential customers failing to respond to our marketing initiatives, and competition from third parties. Any of these factors could reduce the number of customers choosing us as their internet provider.

Our business model relies on our ability to scale rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs or if our marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

Our reputation, brand and ability to differentiate ourselves from our competitors is important to our success, and if we are not able to maintain and enhance our reputation and brand and differentiate ourselves from our competitors, our business, financial condition and results of operations may be adversely affected.

Maintaining a positive reputation and brand image are important factors impacting our ability to sell our products and services. The speed at which negative publicity is disseminated has increased dramatically through the use of electronic communication, including social media, websites and blogs. Our success in maintaining our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary in any media outlet could damage our reputation and reduce the demand for our products and services, which would adversely affect our business. Our reputation or brand image could be adversely impacted by negative publicity, commentary or communications (whether or not valid), particularly if we are unable to maintain service levels expected by our customers or to timely and adequately respond to network failures that negatively impact our customers’ ability to access the internet. In addition, our reputation and brand image could be further adversely impacted by: our failure to maintain high ethical and social practices in all of our operations and activities; our failure to be perceived as appropriately addressing matters of social responsibility; our use of social media; or public perception of statements or positions made or taken by us, including our executives and associates.

We rely on the experience and expertise of our senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, financial condition or results of operation.

Our operational results have depended, and our future results will depend, upon the retention and continued performance of our management team, in particular Chaitanya Kanojia, one of our co-founders and our Chief Executive Officer. The competitive environment for management talent in the broadband communications industry could adversely impact our ability to retain and hire new key employees for management positions. The loss of the services of key members of management and the inability or delay in hiring new key employees could adversely affect our ability to manage our business and our future operational and financial results.

Our business is concentrated in certain geographic markets. Exposure to local economies, regional downturns or severe weather or catastrophic occurrences or other disruptions or events could have a material adverse effect on our business and results of operations.

Today, we operate in six markets across the United States. Local and regional conditions in these markets may differ significantly from prevailing conditions in the United States or other parts of the country. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in the markets in which we operate. Any events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability.

We depend on a limited number of third-party suppliers, manufacturers and licensors to supply some of the hardware and software necessary to provide some of our services, and any disruption in our relationships with these parties could have a material adverse effect on our business and results of operations.

We depend on a limited number of third-party service providers, suppliers and licensors to supply some of the services, hardware, software and operational support necessary to provide some of our services. Some of our hardware, software and operational support vendors, and service providers represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If any of these parties breach or terminate or elect not to renew their agreements with us or otherwise fail to perform their obligations in a timely manner, demand exceeds these vendors’ capacity, tariffs are imposed that impact vendors’ ability to perform their obligations or significantly increase the amount we pay, they experience operating or financial difficulties, they significantly increase the amount we are required to pay for necessary products or services, or they cease production of any necessary product due to lack of demand, profitability or a change in ownership or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might interrupt or delay our ability to serve our customers. In addition, the existence of only a limited number of vendors of key technologies can lead to less product innovation and higher costs. These events could materially and adversely affect our ability to retain and attract customers and our operations, business, financial results and financial condition.

Our growth depends in part on the success of our strategic relationships with third parties.

We have certain strategic relationships and intend to establish additional strategic relationships in the future. in connection with the expansion of our business. In 2020, we entered into a commercial arrangement with AEP Ventures, LLC (“AEPV”), a wholly-owned subsidiary of American Electric Power Company, Inc., a major investor-owned electric utility in the United States, to deploy our network in Columbus, Ohio. Under our arrangement, AEPV absorbs the capital expenditures necessary to construct and maintain our coverage network and the capital expenditures for customer installations, while we operate the network, market our service, acquire subscribers, and manage subscriber relationships. In exchange for this collaborative approach, we pay AEPV a portion of the revenue we receive from customers in the Columbus market. Under our arrangement, AEPV has the ability to terminate our agreement after a period of time for any reason. In the event AEPV terminates our arrangement, our ability to continue to expand our business the Columbus market and other markets in Ohio may be adversely impacted. Moreover, our ability to develop similar relationship with other electric utilities may be harmed.

In 2021, we entered into a commercial arrangement with Quanta Services, Inc. (“Quanta”), a leading specialized contracting services company with one of the largest skilled labor forces in North America. We intend to utilize Quanta as our construction partner in certain markets, either to build all or a portion of the network in those markets directly or to project manage the network construction. To date, we have only utilized Quanta in the Columbus market. As a result, we do not know whether we will achieve some or all of the benefits of leveraging Quanta’s expertise in our future market expansion. If our arrangement with Quanta does not yield the benefits that we anticipate, it could negatively impact our ability to expand our services to new markets in a cost-effective and efficient manner, which could have a material adverse effect on our growth, results of operations and financial condition.

If we are unsuccessful in maintaining successful relationships with AEPV, Quanta, or any of our other strategic commercial partners, or if we are unable to develop similar relationship with new strategic commercial partners, our ability to grow our existing business, expand to new markets or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our services or increased revenues.

Our exposure to the economic conditions of our current and potential customers, vendors and third parties could adversely affect our cash flow, results of operations and financial condition.

We are exposed to risks associated with the economic conditions of our current and potential customers, the potential financial instability of our customers and their financial ability to pay for our service. If there were a general economic downturn, we may experience increased cancelations or non-payment by our customers. In addition, our ability to gain new customers is dependent to some extent on growth in occupied housing in our service areas, which is influenced by both national and local economic conditions. These events may adversely affect our cash flow, results of operations and financial condition if a downturn were to occur.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors and third parties on which we rely to provide products and services or to which we outsource certain functions. The same economic conditions that may affect our customers, as well as volatility and disruption in the capital and credit markets, also could adversely affect vendors and third parties and lead to significant increases in prices, reduction in output or the bankruptcy of our vendors or third parties upon which we rely. Any interruption in the services provided by our vendors or by third parties could adversely affect our cash flow, results of operation and financial condition.

A significant portion of our costs and expenses are fixed, and we may not be able to adapt our cost structure to offset declines in our revenue.

A significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. In markets in which we provide our service we lease space on vertical assets like buildings and towers to attach our operating equipment under long-term leases that, with very limited exceptions, do not contain early termination provisions. Our leases generally provide for fixed monthly payments. In addition, to provide our service we lease access to fiber to connect our equipment to the internet. These leases require us to pay for access to the leased fiber regardless of whether we use the fiber or not. As a result, if we do not have sufficient customers in a market, our fixed costs in a market may exceed our revenue in that market.

International expansion of our business would expose us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our financial and operational projections do not anticipate international expansion. However, if we do expand internationally, we will become subject to the laws and regulations of the foreign jurisdictions in which we operate. The varying laws and rapidly changing regulations may impact our operations and ability to ensure compliance. Failure by us to comply with the evolving regulatory framework in any jurisdiction could have a material adverse effect on our business, financial condition and results of operations.

Seasonality may cause fluctuations in our sales and results of operations.

Our business is subject to some seasonal and cyclical variations. Our results are impacted by the velocity of residential moving, and there may be seasonality of such velocity for certain market segments, including college students living in off campus housing. Our capital expenditures and working capital may also be subject to seasonality based on regional weather and natural events that may impact our ability to construct the network in certain circumstances.

The ongoing COVID-19 pandemic could materially affect our financial condition and results of operations.

COVID-19 and measures to prevent its spread, may have a material adverse impact on our business, financial condition and results of operations. The severity and timing of the impact will depend on a number of factors, including the level and rapidity of infection, duration of containment measures, changes in consumer spending patterns, measures imposed or taken by governmental authorities in response to the pandemic, macroeconomic conditions in our markets, and negative effects on the financial condition of our customers.

Under difficult economic conditions, including prolonged unemployment and employment furloughs, demand for our products and services could decline and some customers may be unable or unwilling to pay for our products and services, especially when or if not otherwise offset by federal government support. The occupancy rates in some apartment buildings may decline significantly, particularly in buildings where the population has an alternative housing location such as a second home or parental housing. Additionally, in order to prioritize the demands of the business, we may delay certain capital investments or in other new initiatives, products or services, which may adversely affect our business in the future. If these events occur and were to continue, our revenue may be reduced materially which could result in reduced operating margins and a reduction in cash flows.

Governmental and non-governmental initiatives to reduce the transmission of COVID-19, such as the imposition of restrictions on work and public gatherings and the promotion of social distancing, along with new government service, collection, have impacted and could continue to impact our operations and financial results. Our suppliers and vendors also may be affected by such measures in their ability to provide products and services to us and these measures could also make it more difficult for us to serve our customers.

During 2019 and 2020, some vertical asset owners implemented restrictions on our ability to enter their buildings to perform construction work to install our equipment on their premises in an attempt to limit the transmission of COVID-19. Similarly, some owners and property managers of apartment buildings implemented restrictions on our ability to enter their buildings to market our service to residents of the buildings. If these restrictions are implemented in the future, our network deployment, network coverage, subscriber growth, and subscriber penetration could be lower than we project.

Also, the impact that the COVID-19 pandemic may have on our business, financial condition and results of operations could exacerbate the other risks identified in this section.

We rely on network and information systems and other technology, and a disruption or failure of such networks, systems or technology as a result of cybersecurity incidents, as well as outages, natural disasters (including extreme weather), terrorist attacks, accidental releases of information or similar events, may disrupt our business.

Physical and electronic networks and information systems and other technologies are critical to our operating activities, both to internal uses and in supplying services to our customers. Network or information system shutdowns or other service disruptions caused by cyber-attacks, such as distributed denial of service attacks, ransomware, dissemination of malware and other malicious activity, pose increasing risks. Both unsuccessful and successful cyber-attacks on companies, including ours, have continued to increase in frequency, scope and potential harm in recent years and, because the techniques used in such attacks have become more sophisticated and change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. From time to time, third parties make malicious attempts to access our network or the networks of third-party vendors we use. Cyber-attacks could result in an unauthorized release of information, degradation to our network and information systems or disruption to our services, all of which could adversely affect our reputation and results of operations.

Our network and information systems are also vulnerable to damage or interruption from power outages, natural disasters (including extreme weather arising from short-term weather patterns or any long-term changes), pandemics, terrorist attacks and similar events, and the individuals responsible for such systems may also be imperiled by certain such events. Any of these events could have an adverse impact on us or our customers in the future, including degradation of service, service disruption, excessive call volume to call centers, and damage to our or our customers’ equipment and data. Large expenditures may be necessary to repair or replace damaged property, networks or information systems or to protect them from similar events in the future.

Risks Related to Government Regulation and Litigation

Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business, increase our operational and administrative expenses and limit our revenues.

Regulation of the broadband industry can increase broadband providers’ operational and administrative expenses and limit their revenues. Broadband providers are subject to numerous laws and regulations including those covering net neutrality and transparency, data protection and customer and employee privacy, and infrastructure siting and permitting.

Many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also efforts to amend or expand the federal, state and local regulation of broadband, which may compound the regulatory risks we already face, and proposals that might make it easier for our employees to unionize. The Permanent Internet Tax Freedom Act prohibits many taxes on internet access service, but certain states and localities are considering new taxes and fees on cable, broadband, and telecommunications services that could increase operating expenses. Certain states are also considering adopting energy efficiency regulations governing the operation of equipment that we use, which could constrain innovation. Congress periodically considers whether to rewrite the entire Communications Act to account for changes in the communications marketplace or to adopt more focused changes. Congress has in the past considered, and continues to consider, additional regulations on broadband providers to address specific consumer or customer issues. In response to recent data breaches and increasing concerns regarding the protection of consumers’ personal information, Congress, states, and regulatory agencies are considering the adoption of new privacy and data security laws and regulations that could result in additional privacy, as well as network and information security, requirements for our business. These new laws, as well as existing legal and regulatory obligations, could require significant expenditures.

As a winner in the RDOF auction, we have a long form application currently pending before the FCC. The FCC may deny the application in whole or in part, which will reduce the amount of regulatory revenue we project over the next decade. In addition, if the long-form application is granted, we will be subject to significant state and federal regulations governing the construction of our required network and the services that we must offer; there is a risk that these rules and requirements may change, and a risk that we fail to construct the required network within the required time frames.

Increasing regulation of our internet-based products and services could adversely affect our ability to provide new products and services.

On February 26, 2015, the FCC adopted a new “net neutrality” or open internet order (the “2015 Order”) that: (1) reclassified broadband internet access service from an information service to a Title II common carrier service, (2) applied certain existing Title II provisions and associated regulations to broadband internet access services; (3) forbore from applying a range of other existing Title II provisions and associated regulations, but to varying degrees indicated that this forbearance may be only temporary and (4) issued new rules expanding disclosure requirements and prohibiting blocking, throttling, paid prioritization, and unreasonable interference or disadvantage with the ability of end users and edge providers to reach each other. The 2015 Order also subjected broadband providers’ internet traffic exchange rates and practices to potential FCC oversight and created a mechanism for third parties to file complaints regarding these matters. While we strive to comply with the measures adopted in the 2015 Order, to the extent they are still applicable or are reintroduced in the future, the 2015 Order could have had a material adverse impact on our business by limiting our ability to manage our systems beyond what we do today. In December 2017, the FCC adopted an order (the “2017 Order”) that in large part reversed the 2015 Order and reestablished the “information service” classification for broadband services. The 2017 Order was affirmed in part on appeal in October 2019 insofar as it classified broadband internet access services as information services subject to lesser federal regulation. However, the 2017 Order was also vacated in part on appeal insofar as it preempted states from subjecting broadband internet access services to any requirements more stringent than the federal requirements. As a result, the precise extent to which state rules may impose such requirements on broadband internet access service providers is not fully settled. Additionally, Congress and some states are considering legislation that may codify “net neutrality” rules, which could include prohibitions on blocking, throttling and prioritizing internet traffic. A number of states, including California, have adopted legislation and/or executive orders that apply “net neutrality” rules to ISPs. The California legislation is currently being challenged in court. Additionally, the FCC may revisit the appropriate regulatory classification of broadband in 2021 or 2022.

While regulatory reclassification by itself would not materially harm our ability to provide broadband service, it may restrict our unplanned ability to enter new market segments or offer new services that may be permitted today.

Offering telephone services will subject us to additional federal and state regulatory burdens, causing us to incur additional costs, and changes may require us to modify existing services, potentially increase our costs or prices we charge customers, and otherwise harm our business.

We will offer interconnected Voice over Internet Protocol (“VoIP”) telephone services over our broadband network through a third party. The FCC has ruled that competitive telephone companies that support VoIP services, such as those that we will offer to our customers, are entitled to interconnect with incumbent providers of traditional telecommunications services, which ensures that our VoIP services can operate in the market. However, the scope of these interconnection rights is being reviewed in a current FCC proceeding, which may affect our ability to compete in the provision of telephony services or result in additional costs.

The FCC has already extended certain traditional telecommunications requirements, such as E-911, Universal Service Fund (“USF”) contributions, Communications Assistance for Law Enforcement Act (“CALEA”) compliance, measures to protect Customer Proprietary Network Information, certain levels of access users with disabilities, number porting, battery back-up, network outage reporting, rural call completion reporting, illegal robocall mitigation, and other regulatory requirements. If additional telecommunications regulations are applied to our VoIP service, it could cause us to incur additional costs and may otherwise materially adversely impact our operations with respect to our VoIP service.

Expanding our offering of these services may require us to obtain certain authorizations, including federal and state authorizations. We may not be able to obtain such authorizations in a timely manner, or conditions could be imposed upon such authorizations that may not be favorable to us. Furthermore, state regulations and federal regulations may require us to contribute to state universal service and related programs, pay E-911 surcharges, and pay other surcharges and fees that fund various programs. We may pass USF fees, E-911 fees and Telecommunications Relay Services, and other surcharges through to our customers, which may result in our subscriptions becoming more expensive or require that we absorb these costs. Furthermore, in the future, state public utility commissions may expand their jurisdiction over interconnected VoIP services to regulate the rates that we may charge, which may materially impact our ability to economically provide VoIP service.

The failure of our platform and products to comply, or delays in compliance, with various existing and evolving regulations could delay or interrupt our introduction of new products, subject us to fines or other imposed penalties, or harm our reputation, any of which would have a material adverse effect on our business, financial condition, or operating results.

We may be materially adversely affected by regulatory, legal and economic changes relating to our physical facilities.

Our systems depend on physical facilities, including transmitting equipment that we install on vertical assets, and transceiving equipment that we install on customer premises. The placement of the transmitting equipment is subject to federal, state, and local regulations. In some cases, portions of our physical facilities occupy public rights-of-way and are subject to local ordinances and governmental regulations. Other portions occupy private property under express or implied easements. No assurances can be given that we will be able to maintain and use our facilities in their current locations and at their current costs. Changes in governmental regulations or changes in these relationships could have a material adverse effect on our business and our results of operations.

We may be liable for the material that content providers distribute over our networks.

The law in most cases limits the liability of private network operators for information carried on, stored on or disseminated through their networks. However, these limitations on liability are subject to certain exceptions and the contours of those exceptions are not fully settled. Among other things, the limitation of copyright liability for network operators with respect to materials transmitted over their networks is conditioned upon the network operators’ terminating the accounts of repeat infringers in certain circumstances, and the law is unsettled as to the circumstances in which such termination is required to maintain the operator’s limitation of liability. As such, we could be exposed to legal claims relating to content disseminated on our networks and/or asserting that we are not eligible for statutory limitations on liability for network operators with respect to such content. Claims could involve matters such as defamation, invasion of privacy or copyright infringement. If we need to take costly measures to reduce our exposure to these risks or are required to defend ourselves against such claims, our business, reputation, financial condition and results of operations could be materially adversely affected.

Unfavorable outcomes in legal proceedings in which we may be involved may adversely affect our business and operating results.

We may become involved in legal proceedings such as intellectual property, consumer, employment, contractual and other litigation that may arise from time to time in the course of our business. We may also be affected by legal proceedings between third parties (such as challenges to spectrum auctions, subsidy programs, or intellectual property disputes between third parties). Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely impact our business or could result in excessive verdicts. Additionally, involvement in these lawsuits and related inquiries and other proceedings may involve significant expense, divert management’s attention and resources from other matters, and negatively affect our reputation.

Unfavorable legislative outcomes may adversely affect our industry, our business and our operating results.

Generally as a new entrant competitive provider, legislative outcomes are likely to have a positive or neutral impact, however, there may be circumstances where legislative outcomes at the federal or state level may adversely affect our business or operating results. For example, while unlikely, a federal law that requires the regulation of our rates. Legislation that provides federal or state subsidies for new broadband networks could adversely affect our business to the extent we do not capture such subsidies and they are instead awarded to a competing provider for an area in which we are, or will be, operating a portion of our network.

Risks Related to Information Technology, Cybersecurity and Intellectual Property

We rely on network and information systems for our operations and a disruption or failure of, or defects in, those systems may disrupt our operations, damage our reputation with customers and adversely affect our results of operations.

Network and information systems are essential to our ability to conduct our business and deliver our services to our customers. While we, and our vendors, have in place multiple security systems designed to protect against intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems, there can be no assurance that our efforts, or our vendors’ efforts, to protect our network and information systems will prevent any of the problems identified above. A problem of this type might be caused by events such as computer hacking, computer viruses, worms and other destructive or disruptive software, “cyber-attacks,” phishing attacks and other malicious activity, defects in the hardware and software comprising our network and information systems, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers, theft and damage to our plant, equipment and data, costs associated with remediation, notification, and potential damages to third parties affected by such malicious activities. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers and our results of operations could suffer.

We also use certain vendors to supply some of the hardware, software and support of our network, some of which have been customized or altered to fit our business needs. Certain of these vendors and suppliers may have leverage over us considering that there are limited suppliers of certain products and services, or that there is a long lead time and/or significant expense required to transition to another provider. In addition, some of these vendors and suppliers do not have a long operating history or may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors and some of our service providers represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. In addition, because of the pace at which technological innovations occur in our industry, we may not be able to obtain access to the latest technology on reasonable terms. Any delays or the termination or disruption in these relationships as a result of contractual disagreements, operational or financial failures on the part of our vendors and suppliers, or other adverse events that prevent such vendors and suppliers from providing the equipment or services we need, with the level of quality we require, in a timely manner and at reasonable prices, could result in significant costs to us and have a negative effect on our ability to provide services and rollout advanced services. Our ability to replace such vendors and suppliers may be limited and, as a result, our business, financial condition, results of operations and liquidity could be materially adversely affected.

Cyber security risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights.

Network and information systems technologies are critical to our operating activities, both for our internal uses, such as network management and supplying services to our customers, including customer service operations and programming delivery. Network or information system shutdowns or other service disruptions caused by events such as computer hacking, phishing, dissemination of computer viruses, worms and other destructive or disruptive software, “cyber-attacks,” process breakdowns, denial of service attacks and other malicious activity pose increasing risks. Both unsuccessful and successful “cyber-attacks” on companies have continued to increase in frequency, scope and potential harm in recent years. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as techniques used in such attacks become more sophisticated and change frequently. We, and the third parties on which we rely, may be unable to anticipate these techniques or implement adequate preventive measures. While from time to time attempts have been made to access our network, these attempts have not as yet resulted in any material release of information, degradation or disruption to our network and information systems.

Our network and information systems are also vulnerable to damage or interruption from power outages, telecommunications failures, accidents, natural disasters (including extreme weather arising from short-term or any long-term changes in weather patterns), terrorist attacks and similar events. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities.

Any of these events, if directed at, or experienced by, us or technologies upon which we depend, could have adverse consequences on our network, our customers and our business, including degradation of service, service disruption, excessive call volume to call centers, and damage to our or our customers’ equipment and data. Large expenditures may be necessary to repair or replace damaged property, networks or information systems or to protect them from similar events in the future. Moreover, the amount and scope of insurance that we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result. Any such significant service disruption could result in damage to our reputation and credibility, customer dissatisfaction and ultimately a loss of customers or revenue. Any significant loss of customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition and results of operations.

Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks and those of our third-party vendors, including customer, personnel and vendor data. We provide certain confidential, proprietary and personal information to third parties in connection with our business, and there is a risk that this information may be compromised.

We process, store, and transmit large amounts of data, including the personal information of our customers. Ongoing increases in the potential for misuse of personal information, the public’s awareness of the importance of safeguarding personal information, and the volume of legislation that has been adopted or is being considered regarding the protection, privacy, and security of personal information have resulted in increases to our information-related risks. We could be exposed to significant costs if such risks were to materialize, and such events could damage our reputation, credibility and business and have a negative impact on our revenue. We could be subject to regulatory actions and claims made by consumers in private litigations involving privacy issues related to consumer data collection and use practices. We also could be required to expend significant capital and other resources to remedy any such security breach.

If we experience a significant data security breach or fail to detect and appropriately respond to a significant data security breach, our results of operations and reputation could suffer.

In the ordinary course of our business, we electronically maintain confidential, proprietary and personal information in our information technology systems and networks and those of third-party vendors, including customer, personnel and vendor data. These systems may be targets of attack by cyber criminals or other wrongdoers seeking to steal such information for financial gain or to harm our business operations or reputation. The loss, misuse, compromise, leakage, falsification or accidental release of such information has resulted, and may in the future result, in costly investigations, remediation efforts and notification to affected consumers, personnel and/or vendors. Cyber-attacks may in the future consume internal resources, and they could also adversely affect our operating results and result in government investigations, fines and penalties, litigation or potential liability for us and otherwise harm our business.

Various federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data and sensitive personal information that could be used to commit identity theft. This area of the law is evolving, and interpretations of applicable laws and regulations differ. Legislative and regulatory activity in the privacy area may result in new laws that are relevant to our operations, for example, use of consumer data for marketing or advertising. Claims of failure to comply with our privacy policies or applicable laws or regulations could form the basis of governmental or private-party actions against us. Such claims and actions may cause damage to our reputation and could have an adverse effect on our business.

We also are subject to stringent data security and data retention requirements that apply to website operators and online services directed to children under 13 years of age, or that knowingly collect or post personal information from children under 13 years of age. Other privacy-oriented laws have been extended by courts to online video providers and are increasingly being used in privacy lawsuits, including class actions, against providers of video materials online. Most states have security breach notification laws that generally require a business to give notice to consumers and government agencies when certain information has been disclosed due to a security breach, and the FCC has adopted security breach rules for voice services. Several states have also enacted general data security requirements to safeguard consumer information, including the proper disposal of consumer information. We cannot predict whether, when or to what extent these obligations may impose costs on or otherwise adversely affect our business.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or customers, which could adversely affect our reputation and business results.

Third-party actors have attempted in the past, and may attempt in the future, to conduct fraudulent activity by engaging with our customers. Though we have sophisticated fraud detection processes and have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause customers and partners to lose trust in us and decrease or terminate their usage of our products, or could result in financial loss, thereby harming our business and results of operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We rely on our patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other parties, to use our technologies, conduct our operations and sell our products and services. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. Third parties have in the past, and may in the future, assert claims or initiate litigation related to exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are relevant to us. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents and the rapid rate of issuance of new patents, we believe it is not possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. Asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers or customers, alleging infringement of their proprietary rights with respect to our existing or future products and/or services or components of those products and/or services.

Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to modify our business, develop a non-infringing technology, be enjoined from use of certain intellectual property, use alternate technology or enter into license and royalty agreements. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to modify our business, develop non-infringing technology, use alternate technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially adversely affected.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or subject us to expensive intellectual property litigation.

We have in the past received claims from third parties alleging that our network technology infrastructure infringes the intellectual property rights of others. We may continue to be subject to similar claims as they relate to our business. Addressing these claims is a time-consuming and expensive endeavor, regardless of the merits of the claims. In order to resolve such a claim, we could determine the need to change our method of doing business, enter into a licensing agreement or incur substantial monetary liability. It is also possible that our business could be enjoined from using the intellectual property at issue, causing us to significantly alter our operations. If any such claims are successful, then the outcome would likely affect our services utilizing the intellectual property at issue and could have a material adverse effect on our operating results.

Risks Related to Starry’s Financial Reporting

Our management has limited experience in operating a public company.

Our executive officers have some, but relatively limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Our management will need to continually assess our staffing and training procedures to improve our internal control over financial reporting. Further, the development, implementation, documentation and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase its operating costs in future periods.

We rely on assumptions, estimates, and business data to calculate our key performance indicators and other business metrics, and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.

We use tools and manual processes to determine the households covered and households that are serviceable by our deployed network, and the related amount of capital expenditure necessary to cover the target households and provide service to the projected subscribers. This analysis involves estimates in some circumstances that, if inaccurate could affect the profitability of deployed network assets because they may provide service to fewer households than anticipated or require more capital expenditures than expected. Inaccuracies in network design may also result in fewer subscribers overall, and associated lower financial performance indicators. Our forward projections are based on an analysis of the total addressable market and include estimates on the amount of network coverage, network serviceability, and subscriber penetration and churn rates that we may achieve. They also include estimates on the average revenue per user over time. Combined, inaccuracies in this data can affect our subscribers, revenue, and associated financial metrics.

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support the appropriate segregation of duties over the review of account reconciliations, manual journal entries and rights over access administrative controls, and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

We have engaged a third-party consultant to assist us in the process of designing and implementing measures to improve our internal control over financial reporting to remediate these material weaknesses. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for future annual reports on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting in future annual reports report on Form 10-K to be filed with the SEC. We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of New Starry Class A Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of New Starry Class A Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred net losses since our inception and we may never achieve or sustain profitability. Generally, for U.S. federal income tax purposes, net operating losses incurred will carry forward. Net operating loss carryforwards generated prior to January 1, 2018, however, are subject to expiration for U.S. federal income tax purposes. As of December 31, 2020, we had federal net operating loss carryforwards of approximately $325.9 million of which $49.5 million will begin to expire in 2034 and $276.4 million, which will carryforward indefinitely. As of December 31, 2020, we had a total state net operating loss carryforward of $295.2 million, all of which will begin to expire in 2034.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership by certain shareholders over a three-year period, the corporation’s ability to use its pre-ownership change net operating loss carryforwards and other pre-ownership change tax attributes to offset its post-ownership change income or taxes may be limited. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards and other state tax attributes. We have not performed an analysis to determine whether our past issuances of equity and other changes in our ownership may have resulted in one or more ownership changes. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of the transactions contemplated in connection with the Business Combination or future transactions in our stock, which may be outside our control, then our ability to use our net operating loss carryforwards and other tax attributes may be materially limited. As a result, even if we earn taxable income, we may be unable to use a material portion of our net operating loss carryforwards and other tax attributes, which could adversely affect our future cash flows. There is also a risk that regulatory changes, such as suspensions on the use of net operating losses or other unforeseen reasons, may result in our existing net operating loss carryforwards expiring or otherwise becoming unavailable to offset future taxable income. For these reasons, we may not be able to use a material portion of our net operating loss carryforwards and other tax attributes even if we attain profitability.

Risks Related to Our Liquidity and Capital Resources

We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available.

Our business is capital intensive. Operating and maintaining our network requires significant amounts of cash payments to third parties. Capital expenditures were $30.0 million, $35.9 million and $45.7 million for the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, respectively, and primarily included payments for customer premise equipment, network infrastructure, support and other costs.

We expect these capital expenditures to continue to be significant as we further expand our network and enhance our service offerings. We may have substantial future capital commitments in the form of long-term contracts that require substantial payments over a period of time. In the longer term, our ability to fund our operations, make planned capital expenditures, make scheduled payments on our indebtedness and repay our indebtedness (to the extent any remains) depends on our future operating performance and cash flows and our ability to access the capital markets, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. Competition, market disruptions or deterioration in economic conditions could lead to lower demand for our products, as well as lower levels of advertising, and increased incidence of customers’ inability to pay for the services we provide. These events would adversely impact our results of operations, cash flows and financial position. As such, we may not be able to generate sufficient cash internally to fund anticipated capital expenditures, make ongoing interest payments and repay our indebtedness at maturity. Accordingly, we may have to do one or more of the following:

•	refinance existing obligations to extend maturities;

•	raise additional capital, through bank loans, debt or equity issuances or a combination thereof;

•	cancel or scale back current and future spending programs; or

•	sell assets or interests in one or more of our businesses.

However, we may not be able to refinance existing obligations or raise any required additional capital on terms acceptable to us or at all. Borrowing costs related to future capital raising activities may be significantly higher than our current borrowing costs and we may not be able to raise additional capital on favorable terms, or at all, if financial markets experience volatility. If we are unable to pursue our current and future spending programs, we may be forced to cancel or scale back those programs. Our choice of which spending programs to cancel or reduce may be limited. Failure to successfully pursue our capital expenditure and other spending plans could materially and adversely affect our ability to compete effectively. It is possible that in the future we may also engage in extraordinary transactions and such transactions could result in the incurrence of substantial additional indebtedness.

For the year ended December 31, 2020, our independent registered public accounting firm included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this proxy statement/prospectus, and there can be no guarantee that we will continue as a going concern absent the ability to raise additional capital within the next 12 months.

The report from our independent registered public accounting firm for the year ended December 31, 2020 includes an explanatory paragraph stating that our losses and negative cash flows from operating activities since inception raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions contemplated by the Business Combination. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors would lose part or all of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all, and our business may be harmed.

We utilize a significant amount of indebtedness in the operation of our business, and so our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

As of June 30, 2021, we had approximately $153.0 million aggregate principal amount of indebtedness outstanding. Our leverage could have meaningful consequences to us, including increasing our vulnerability to economic downturns, limiting our ability to withstand competitive pressures, or reducing our flexibility to respond to changing business and economic conditions. We are also subject to general risks associated with debt financing, including (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance our existing indebtedness or refinancing terms may be less favorable to us than the terms of our existing debt; (3) debt service obligations could reduce funds available for capital investment and general corporate purposes; and (4) any default on our indebtedness could result in acceleration of the indebtedness and loss of the products collateralizing that indebtedness, with our attendant loss of any prospective income and value from such products. Any of these risks could place strains on our cash flows, reduce our ability to grow and adversely affect our results of operations.

Risks Related to Ownership of New Starry’s Securities

The price of our securities may be volatile.

The market price of New Starry Class A Common Stock and New Starry Warrants may fluctuate significantly, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	failure to meet or exceed financial estimates and projections of the investment community or that New Starry provides to the public;

•	the failure of securities analysts to cover, or maintain coverage of, the New Starry Class A Common Stock;

•	issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

•	operating and share price performance of other companies in the industry or related markets;

•	the timing and magnitude of investments in the growth of the business;

•	success or failure of our business strategies;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions, dispositions or strategic investments;

•	additions or departures of key New Starry management or other personnel;

•	sales of substantial amounts of the New Starry Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•	changes in capital structure, including future issuances of securities or the incurrence of deb

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	investor perception of New Starry and our industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Low trading volume for New Starry Class A Common Stock, which may occur if an active trading market is not sustained, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general can experience volatility that is unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of the New Starry Class A Common Stock and the New Starry Warrants.

An active, liquid trading market for New Starry’s securities may not develop or be sustained.

There can be no assurance that an active trading market for New Starry Class A Common Stock and New Starry Warrants will develop after the closing of the Business Combination, or, if such a market develops, that New Starry will be able to maintain an active trading market for those securities on the NYSE, Nasdaq or any other exchange in the future. If an active market for New Starry’s securities does not develop or is not maintained after the Business Combination, or if New Starry fails to satisfy the continued listing standards of the NYSE or Nasdaq, as applicable, for any reason and its securities are delisted, it may be difficult for New Starry’s securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair New Starry’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares of capital stock as consideration.

We do not intend to pay cash dividends for the foreseeable future.

The timing, declaration, amount and payment of future dividends to stockholders falls within the discretion of the New Starry Board. The New Starry Board’s decisions regarding the amount and payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the New Starry Board deems relevant. There can be no assurance that we will continue to pay any dividend in the future.

Future resales of New Starry Class A Common Stock may cause the market price of New Starry’s securities to drop significantly, even if New Starry’s business is doing well.

Pursuant to the Proposed Bylaws and the Sponsor Support Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, those receiving shares of New Starry Class A Common Stock as consideration pursuant to the Merger Agreement and our directors, officers and employees receiving shares of New Starry Class A Common Stock upon the settlement or exercise of warrants, stock options or other equity awards outstanding immediately following the closing of the Business Combination, will be restricted from selling or transferring any of their respective shares of New Starry Class A Common Stock (not including the shares of New Starry Class A Common Stock issued in the PIPE Investment pursuant to the terms of the PIPE Subscription Agreements). Such restrictions begin at the closing of the Business Combination and end, in the case of the shares that are restricted pursuant to the Proposed Bylaws, on the date that is 180 days after the closing of the Business Combination and in the case of the shares restricted pursuant to the Sponsor Support Agreement, on such dates as are described in the section entitled “The Merger Agreement — Related Agreements.” Pursuant to the Sponsor Support Agreement, subject to and conditioned upon the occurrence of the Acquisition Merger Effective Time, each Initial Stockholder agrees that such Initial Stockholder shall not transfer any shares of New Starry Common Stock during the period commencing immediately after the Acquisition Merger Effective Time and ending upon the earlier to occur of (x) 8:00 a.m. Eastern Time on the date that is 12 months after (and excluding) the Acquisition Merger Closing Date and (y) the occurrence of an Earnout Triggering Event without New Starry’s prior written consent, subject to certain permitted transfers as provided in the Sponsor Support Agreement.

However, following the expiration of the applicable lock-up period, such equity holders will not be restricted from selling shares of New Starry Class A Common Stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their shares of New Starry Class A Common Stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of New Starry Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Starry Class A Common Stock. As restrictions on resale end and registration statements (filed after the closing of the Business Combination to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Starry Class A Common Stock, and the market price of New Starry Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The provisions of the Proposed Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The Proposed Charter provides that, to the fullest extent permitted by law, and unless New Starry consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of New Starry, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of New Starry to New Starry or its stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or New Starry’s bylaws or certificate of incorporation (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against New Starry or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that, unless New Starry consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Proposed Charter provides that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against New Starry’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Starry, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action.

We cannot predict the impact our multi-class structure may have on the stock price of New Starry Class A Common Stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of the New Starry Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the multi-class structure of New Starry Common Stock may cause stockholder advisory firms to publish negative commentary about New Starry’s corporate governance practices or otherwise seek to cause New Starry to change its capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of New Starry’s corporate governance practices or capital structure could adversely affect the value and trading market of the New Starry Class A Common Stock.

Following the completion of the Business Combination, our co-founder and Chief Executive Officer will control a significant percentage of our voting power and will be able to exert significant control over the direction of our business.

Immediately following the closing of the Business Combination, Chaitanya Kanojia, our co-founder and Chief Executive Officer will hold shares of New Starry Class X Common Stock that will entitle him to 20 votes per share of New Starry Class X Common Stock until the Sunset Date, which we estimate will provide him control of approximately 68% of the voting power of New Starry Common Stock immediately after the closing of the

Business Combination despite holding only 9% of the total New Starry Common Stock, in each case assuming no redemption of FirstMark’s public shares. Assuming the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” we estimate Mr. Kanojia would control approximately 72% of the voting power of New Starry Common Stock immediately after the closing of the Business Combination despite holding only 11% of the total New Starry Common Stock.

Accordingly, for so long as Mr. Kanojia continues to control a significant percentage of the voting power of New Starry Common Stock, he will be able to significantly influence the composition of the New Starry Board and management and the approval of actions requiring stockholder approval. The concentration of ownership could also deprive you of an opportunity to receive a premium for your shares of New Starry Class A Common Stock as part of a sale of us and ultimately might affect the market price of the New Starry Class A Common Stock.

Because New Starry will be a “controlled company” within the meaning of the NYSE and Nasdaq rules, New Starry stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors of New Starry is held by an individual, a group, or another company, New Starry will qualify as a “controlled company” within the meaning of the NYSE and Nasdaq corporate governance standards. Following the completion of the Business Combination, Chaitanya Kanojia will control approximately 68% of the voting power of New Starry Common Stock assuming no redemption of FirstMark’s public shares (or 72% of the voting power of New Starry Common Stock assuming the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,”). As a result, New Starry will be a “controlled company” within the meaning of the NYSE and Nasdaq corporate governance standards and will not be subject to the requirements of the applicable exchange that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the New Starry Board selection, by the nominating committee. To the extent New Starry relies on any of these exemptions, holders of New Starry Class A Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE or Nasdaq, as applicable. Mr. Kanojia may have his interest in New Starry diluted due to future equity issuances or his own actions in selling shares of New Starry Common Stock, in each case, which could result in a loss of the “controlled company” exemption under the NYSE or Nasdaq listing rules, as applicable. New Starry would then be required to comply with those provisions of the NYSE or Nasdaq listing requirements, as applicable.

The Sponsor, existing stockholders of Starry and the PIPE Investors will beneficially own a significant equity interest in New Starry and may take actions that conflict with your interests.

The interests of the Sponsor, existing stockholders of Starry and the PIPE Investors may not align with the interests of New Starry and its other stockholders. The Sponsor, certain existing stockholders of Starry and the PIPE Investors are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Starry. The Sponsor, existing stockholders of Starry and the PIPE Investors, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to New Starry’s business and, as a result, those acquisition opportunities may not be available to us. The Proposed Charter provides that the Identified Persons (as defined therein) may engage in competitive businesses and renounce any entitlement to certain corporate opportunities offered to such Identified Persons that are not expressly offered to them in their capacities as directors or officers of New Starry. The Proposed Charter also provides that the Identified Persons do not have any fiduciary duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as New Starry or any of its affiliates or subsidiaries.

Delaware law and the Proposed Charter and Proposed Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter and Proposed Bylaws that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Starry Class A Common Stock, and therefore depress the trading price. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the incumbent members of the New Starry Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Charter and Proposed Bylaws include provisions that:

•	authorize New Starry Class X Common Stock that will entitle Chaitanya Kanojia, our Chief Executive Officer and founder, to 20 votes per share of such stock until the Sunset Date;

•	provide or a classified board of directors with staggered, three-year terms;

•

permit the New Starry Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquire;

•	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limit the liability of, and provide for the indemnification of, our directors and officers;

•

permit the New Starry Board to amend the Proposed Bylaws, which may allow the New Starry Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt;

•	require a supermajority vote of stockholders to amend certain provisions of the Proposed Charter and a supermajority vote of stockholders in order to amend the Proposed Bylaws;

•	limit our ability to engage in business combinations with certain interested stockholders without certain approvals; and

•

mandate advance notice procedures with which stockholders must comply in order to nominate candidates to the New Starry Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Starry Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Starry Board or management.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the price and trading volume of New Starry’s securities could decline.

The trading market for New Starry’s securities will depend in part on the research and reports that analysts publish about our business. New Starry will not have any control over these analysts, and the analysts who publish information about New Starry may have relatively little experience with New Starry or its industry, which could affect their ability to accurately forecast New Starry’s results and could make it more likely that New Starry fails to meet their estimates. If few or no securities or industry analysts cover New Starry, the trading price for New Starry’s securities would be negatively impacted. If one or more of the analysts who cover New Starry downgrades New Starry’s securities or publishes inaccurate or unfavorable research about our business, the price of New Starry Class A Common Stock would likely decline. If few analysts cover New Starry, the trading price for New Starry’s securities would be negatively impacted. If one or more of the analysts who covers New Starry downgrades New Starry’s securities, publishes incorrect or unfavorable research about New Starry, ceases coverage of New Starry, or fails to publish reports on New Starry regularly, demand for and visibility of New Starry’s securities could decrease, which could cause the price or trading volumes of New Starry’s securities to decline.

New Starry may be subject to securities class action litigation, which may harm its business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Starry may be the target of this type of litigation in the future. Securities litigation against New Starry could result in substantial costs and damages and divert New Starry management’s attention from other business concerns, which could seriously harm New Starry’s business, results of operations, financial condition, or cash flows.

New Starry may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on New Starry’s business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of New Starry management’s attention and resources that are needed to successfully run New Starry’s business.

Risks Related to the Business Combination and FirstMark

The Sponsor and FirstMark’s independent directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike some other blank check companies in which the Initial Stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and FirstMark’s independent directors have agreed to vote all shares of their FirstMark Class B Common Stock in favor of the Business Combination. As of the date of this proxy statement/prospectus, the Initial Stockholders own 20% of the issued and outstanding shares of FirstMark Common Stock.

If the conditions to the Merger Agreement are not met or suits to enjoin the transaction are successful, the Business Combination may not occur.

Even if the Merger Agreement is approved by the stockholders of FirstMark, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination, including, among other things, receipt of approval for listing the New Starry Common Stock on the NYSE or Nasdaq, as applicable, that FirstMark have at least $5,000,001 of net tangible assets upon the consummation of the SPAC Merger Closing, the absence of any injunctions, and approval of the transfer of control of all material Company Licenses (as defined in the Merger Agreement). For a list of the material closing conditions contained in the Merger Agreement, see the section entitled “The Merger Agreement — Conditions to Closing of the Merger Agreement.” FirstMark and Starry may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause FirstMark and Starry to each lose some or all of the intended benefits of the Business Combination.

Some of FirstMark’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Starry is appropriate for FirstMark’s initial business combination.

The personal and financial interests of FirstMark’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of New Starry following the Business Combination.

FirstMark’s Sponsor and independent directors own an aggregate of 10,350,000 shares of FirstMark Class B Common Stock, which were initially acquired prior to FirstMark’s IPO. Such shares had an aggregate market value of approximately $             based on the last sale price of $             per share of FirstMark Class A Common Stock on the NYSE on                    . In addition, the Sponsor purchased an aggregate of 6,853,333 private placement warrants, each exercisable for one share of FirstMark Class A Common Stock at $11.50 per share, for a purchase price of approximately $10.3 million, or $1.50 per warrant. The FirstMark Certificate of Incorporation requires FirstMark to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, or October 8, 2022. If the Business Combination is not completed and FirstMark is forced to wind up, dissolve and liquidate in accordance with the FirstMark Certificate of Incorporation, the 10,230,000 and 120,000 shares of FirstMark Class B Common Stock currently held by FirstMark’s Sponsor and independent directors, respectively, and the private placement warrants held by the Sponsor and/or the independent directors will be worthless (as the holders have waived liquidation rights with respect to such FirstMark Class B Common Stock).

FirstMark’s Sponsor, directors and officers, and their respective affiliates, have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the closing of the Business Combination, FirstMark’s Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FirstMark’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to October 8, 2022 (unless such date is extended in accordance with the FirstMark Certificate of Incorporation), FirstMark’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.

Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.

Certain of the participants in the Business Combination, the PIPE Investment, the Series Z Investment and the Convertible Notes Investment or their affiliates have pre-existing relationships that could give rise to conflicts of interest in connection with the Business Combination and related transactions. For example:

•

Amish Jani, FirstMark’s President and Chairman of the FirstMark Board is also a member of the Starry Board and may be considered an interested party. Mr. Jani recused himself from the Starry Board meetings regarding the Merger Agreement and Business Combination.

•

Certain Sponsor Affiliates hold ownership interests in Starry and will participate in the Series Z Investment. In addition to serving as FirstMark’s President and Chairman of the FirstMark Board, Mr. Jani is affiliated with and/or possesses a financial interest in such investment entities. Richard Heitzmann is FirstMark’s Chief Executive Officer and a member of the FirstMark Board. Mr. Heitzmann is also affiliated with and/or possesses a financial interest in the Sponsor Affiliates.

Even if such relationships do not create actual conflicts, the perception of conflicts in the press or the financial community generally could create negative publicity with respect to the Business Combination.

The exercise of FirstMark’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in FirstMark’s stockholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, may require FirstMark to agree to amend the Merger Agreement, to consent to certain actions taken by Starry or to waive rights that FirstMark is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Starry’s business, a request by Starry to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Starry’s business and would entitle FirstMark to terminate the Merger Agreement. In any of such circumstances, it would be at FirstMark’s discretion, acting through its Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for FirstMark and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, FirstMark does not believe there will be any changes or waivers that FirstMark’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposals has been obtained. While certain changes could be made without further stockholder approval, FirstMark will circulate a new or amended proxy statement/prospectus and resolicit FirstMark’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposals.

If some or all of the PIPE Investment or Convertible Notes Investment fails to close and sufficient stockholders exercise their redemption rights in connection with the Business Combination, FirstMark may lack sufficient funds to consummate the Business Combination.

In connection with the signing of the Merger Agreement, FirstMark and New Starry entered into the PIPE Subscription Agreements and the Convertible Notes Subscription Agreements. The purchases pursuant to these subscription agreements will be made regardless of whether any shares of FirstMark Class A Common Stock are redeemed by FirstMark’s Public Stockholders. The proceeds from the PIPE Investment and the Convertible Notes Investment will be part of the Business Combination consideration. In addition, prior to giving effect to the exercise of any redemption rights, the Trust Account has $414,000,000 million, plus accrued interest since the completion of the FirstMark IPO. However, if the PIPE Investment or the Convertible Notes Investment does not close by reason of the failure by some or all of the PIPE Investors or Convertible Notes Investors to fund the applicable purchase price, for example, and a sufficient number of holders of FirstMark Class A Common Stock exercise their redemption rights in connection with the Business Combination, FirstMark may lack sufficient funds to consummate the Business Combination. Additionally, the PIPE Investors’ and Convertible Notes Investors’ obligations to purchase the PIPE Securities and the Convertible Notes are subject to termination prior to the closing of the sale of the PIPE Securities or the Convertible Notes by mutual written consent of FirstMark, Starry and each of the PIPE Investors or Convertible Notes Investors, as applicable, or if the Business Combination is not consummated on or before July 6, 2022. The PIPE Investors’ and Convertible Notes Investors’ obligations to purchase the PIPE Securities and Convertible Notes are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of PIPE Securities or Convertible Notes. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, FirstMark may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that New Starry has available for working capital. While the PIPE Investors and the Convertible Notes Investors represented to us that they have sufficient funds to satisfy their obligations under the respective subscription agreements, FirstMark has not obligated them to reserve funds for such obligations.

For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to the Business Combination and FirstMark.”

Subsequent to the completion of the Business Combination, New Starry may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

FirstMark cannot assure you that the due diligence FirstMark has conducted on Starry will reveal all material issues that may be present with regard to Starry, or that factors outside of FirstMark’s or Starry’s control will not later arise, and the Merger Agreement does not generally provide for indemnification of Starry in respect of historical liability or with respect to Starry’s business. As a result of unidentified issues or factors outside of FirstMark’s or Starry’s control, New Starry may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if FirstMark’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by FirstMark. Even though these charges may be non-cash items that would not have an immediate impact on New Starry’s liquidity, the fact that New Starry reports charges of this nature could contribute to negative market perceptions about New Starry or its securities. In addition, charges of this nature may cause New Starry to violate leverage or other covenants to which it may be subject. Accordingly, any stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

If the Business Combination is consummated, FirstMark’s stockholders will experience dilution.

Following completion of the Business Combination, the Public Stockholders will own approximately 22% of the fully diluted common equity of New Starry (assuming that none of the shares of FirstMark Class A Common Stock are redeemed by the Public Stockholders and all Earnout Shares have vested upon the occurrence of the Earnout Triggering Events). If any shares of FirstMark Class A Common Stock are redeemed in connection with the Business Combination, the percentage of New Starry’s fully diluted common equity held by the current Public Stockholders of FirstMark will decrease relative to the percentage held if none of the shares of FirstMark Class A Common Stock are redeemed. To the extent that, following the consummation of the Business Combination, any of the outstanding New Starry Warrants are exercised for shares of New Starry Class A Common Stock or any of the Convertible Notes are converted into shares of New Starry Class A Common Stock, the Public Stockholders may experience substantial dilution.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the SPAC Merger, the FirstMark Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The FirstMark Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the FirstMark Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

The unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of New Starry’s results if the Business Combination is completed.

FirstMark and Starry currently operate as separate companies and have had no prior history as a combined entity, and FirstMark’s and Starry’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Starry. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from FirstMark’s and Starry’s historical financial statements and certain adjustments and assumptions have been made regarding New Starry after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of New Starry.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Starry’s financial condition or results of operations following the Acquisition Merger Closing. Any potential decline in New Starry’s financial condition or results of operations may cause significant variations in the stock price of New Starry Class A Common Stock.

FirstMark is required to cease all solicitations, discussions or negotiations that could reasonably be expected to lead to, or result in, a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The Merger Agreement provides that FirstMark agrees that immediately following the execution of the Merger Agreement it shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective representatives) conducted heretofore in connection with a business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a business combination. FirstMark shall promptly (and in any event within one business day) notify, in writing, Starry of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any business combination (other than with Starry or any of its subsidiaries), which notice shall include a summary of the material terms of, and the identity of the person or group of persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any business combination, and thereafter promptly (and in any event within one business day) keep Starry reasonably informed of any material developments with respect to any such business combination proposal; provided that FirstMark’s notice obligations under the Merger Agreement shall not apply to business combination proposals received by the Sponsor, its affiliates (other than FirstMark and its subsidiaries) or any of their respective representatives or that do not disclose the identity of the proposed counterparty.

In connection with the Business Combination, the Sponsor, or FirstMark’s Initial Stockholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from Public Stockholders, which may influence a vote on the Business Combination and reduce the public “float” of FirstMark Class A Common Stock.

In connection with the Business Combination, the Sponsor, or FirstMark’s Initial Stockholders, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of FirstMark’s initial business combination. However, other than as expressly stated herein, including in connection with the PIPE Investment, they have no current commitments, plans or intentions to engage in such transactions, have not formulated any terms or conditions for any such transactions and are under no obligation to engage in any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

In the event that the Sponsor, or FirstMark’s Initial Stockholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy the closing condition that the sum of the Closing Surviving Corporation Cash shall equal or exceed $300.0 million, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with FirstMark’s initial business combination. Any such purchases of FirstMark’s securities may result in the completion of FirstMark’s initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of the FirstMark Class A Common Stock or public warrants and the number of beneficial holders of FirstMark’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of FirstMark’s securities on a national securities exchange.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its shares of New Starry Class A Common Stock in the future following the completion of the Business Combination or shares of common stock following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in FirstMark’s share price, and may result in a lower value realized now than a stockholder of FirstMark might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the shares of New Starry Class A Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

If a stockholder fails to receive notice of FirstMark’s offer to redeem FirstMark Class A Common Stock in connection with the Business Combination, such shares may not be redeemed.

FirstMark will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite FirstMark’s compliance with these rules, if a stockholder fails to receive FirstMark’s proxy solicitation, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that FirstMark furnishes to holders of FirstMark Class A Common Stock in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender FirstMark Class A Common Stock. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

If you or a “group” of stockholders are deemed to hold in excess of 15% of FirstMark Class A Common Stock, you will lose the ability to redeem all such shares in excess of 15% of FirstMark Class A Common Stock.

The FirstMark Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO without FirstMark’s prior consent (the “Excess Shares”). However, FirstMark would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over FirstMark’s ability to complete the Business Combination and you could suffer a material loss on your investment in FirstMark if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if FirstMark completes the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

FirstMark’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Since the consummation of the IPO, FirstMark have sought and will continue to seek to have vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders. However, in certain instances FirstMark has not been able to obtain such a waiver in agreements that it has executed. Further, under certain circumstances parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against FirstMark’s assets, including the funds held in the Trust Account. In determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, FirstMark’s management has and will consider whether competitive alternatives are reasonably available to it, and has historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of FirstMark under the circumstances.

Upon redemption of the FirstMark Class A Common Stock, if FirstMark is unable to complete the initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the initial business combination, it may be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten years following redemption. Although no such claims have been brought against FirstMark or threatened to date, the per share redemption amount received by Public Stockholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to the IPO Letter Agreement, the Sponsor agreed that it will be liable to FirstMark if and to the extent any claims by a third party for services rendered or products sold to it, or a prospective target business with which FirstMark entered into a written letter of intent, confidentiality or other similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under FirstMark’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, FirstMark has not asked the Sponsor to reserve for such indemnification obligations, nor has FirstMark independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and FirstMark believes that the Sponsor’s only assets are securities FirstMark. Therefore, FirstMark cannot assure you that the Sponsor would be able to satisfy those obligations. None of FirstMark’s officers or directors will indemnify it for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

FirstMark’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, FirstMark’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While FirstMark currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to FirstMark, it is possible that FirstMark’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If FirstMark’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.

FirstMark may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

FirstMark agreed to indemnify its officers and directors to the fullest extent permitted by law. However, FirstMark’s officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of public shares).

Accordingly, any indemnification provided will be able to be satisfied by FirstMark only if (i) it has sufficient funds outside of the Trust Account or (ii) FirstMark consummates an initial business combination (which shall be the Business Combination should it occur). FirstMark’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against FirstMark’s officers and directors, even though such an action, if successful, might otherwise benefit FirstMark and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent FirstMark pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after FirstMark distributes the proceeds in the Trust Account to the Public Stockholders, FirstMark files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the FirstMark Board may be viewed as having breached their fiduciary duties to FirstMark’s creditors, thereby exposing the members of the FirstMark Board and FirstMark to claims of punitive damages.

If, after FirstMark distributes the proceeds in the Trust Account to the Public Stockholders, FirstMark files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by FirstMark’s stockholders. In addition, the FirstMark Board may be viewed as having breached its fiduciary duty to FirstMark’s creditors and/or having acted in bad faith, thereby exposing itself and FirstMark to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, FirstMark files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of FirstMark’s stockholders and the per share amount that would otherwise be received by FirstMark’s stockholders in connection with FirstMark’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, FirstMark files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in FirstMark’s bankruptcy estate and subject to the claims of third parties with priority over the claims of FirstMark’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by FirstMark’s stockholders in connection with its liquidation may be reduced.

You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of FirstMark Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the FirstMark Class A Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if FirstMark have so elected and the FirstMark Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if FirstMark have so elected and calls the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of FirstMark Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of FirstMark Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of FirstMark Class A Common Stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” is the average reported last sale price of the FirstMark Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of FirstMark Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The provisions of the FirstMark Certificate of Incorporation that relate to the rights of holders of FirstMark Class A Common Stock (and corresponding provisions of the agreement governing the release of funds from the Trust Account) may be amended with the approval of holders of at least two-thirds of the FirstMark Common Stock (computed on the basis of the number of votes to which each such holder is entitled) who attend and vote at a general meeting of FirstMark, which is a lower amendment threshold than that of some other blank check companies. It may be easier for FirstMark, therefore, to amend the FirstMark Certificate of Incorporation to facilitate the completion of the Business Combination that some of its stockholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s stockholders, without approval by a certain percentage of the company’s stockholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s stockholders. The FirstMark Certificate of Incorporation provide that any of its provisions related to the rights of holders of FirstMark Class A Common Stock (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Stockholders as described herein) may be amended if approved by special resolution, meaning holders of at least two-thirds of FirstMark Common Stock who attend and vote at a general meeting of FirstMark, and corresponding provisions of the trust agreement governing the release of funds from the Trust Account may be amended if approved by holders of 65% of FirstMark Common Stock; provided that the provisions of the FirstMark Certificate of Incorporation governing the appointment or removal of directors prior to FirstMark’s initial business combination may only be amended by a special resolution passed by not less than two-thirds of the shares of the FirstMark Common Stock who attend and vote at FirstMark’s general meeting which shall include the affirmative vote of a simple majority of FirstMark Class B Common Stock. The Initial Stockholders, and their respective permitted transferees, if any, who collectively beneficially owned 20% of the issued and outstanding shares of Common Stock, will participate in any vote to amend the FirstMark Certificate of Incorporation and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, FirstMark may be able to amend the provisions of the FirstMark Certificate of Incorporation which govern FirstMark’s pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase FirstMark’s ability to complete the Business Combination with which you may not agree. FirstMark’s stockholders may pursue remedies against it for any breach of the FirstMark Certificate of Incorporation.

The Sponsor and FirstMark’s executive officers and directors agreed, pursuant to agreements with FirstMark, that they will not propose any amendment to the FirstMark Certificate of Incorporation to modify the substance or timing of FirstMark’s obligation to provide for the redemption of FirstMark Class A Common Stock in connection with the Business Combination or to redeem 100% of FirstMark Class A Common Stock if FirstMark does not complete the Business Combination within 24 months from the closing of the IPO or with respect to any other provision relating to the rights of holders of FirstMark Class A Common Stock, unless FirstMark provides the Public Stockholders with the opportunity to redeem their FirstMark Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to FirstMark to pay its taxes, if any, divided by the number of then outstanding FirstMark Class A Common Stock. FirstMark’s other stockholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor or FirstMark’s executive officers or directors for any breach of these agreements. As a result, in the event of a breach, FirstMark’s stockholders would need to pursue a stockholder derivative action, subject to applicable law.

FirstMark may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of FirstMark Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without approval of each warrant affected.

FirstMark Warrants were issued in registered form under a Warrant Agreement between the Warrant Agent and FirstMark. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, FirstMark may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although FirstMark’s ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of FirstMark Class A Common Stock purchasable upon exercise of a warrant.

FirstMark may redeem unexpired FirstMark Warrants prior to their exercise at a time that is disadvantageous to holders of FirstMark Warrants, thereby making such warrants worthless.

FirstMark has the ability to redeem outstanding FirstMark Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant; provided that the last sale price of FirstMark Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. FirstMark will not redeem the FirstMark Warrants unless an effective registration statement under the Securities Act covering the FirstMark Class A Common Stock issuable upon exercise of the FirstMark Warrants is effective and a current proxy statement/prospectus relating to those FirstMark Class A Common Stock is available throughout the 30-day redemption period, except if the FirstMark Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the FirstMark Warrants become redeemable by FirstMark, FirstMark may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding FirstMark Warrants could force holders thereof to (i) exercise FirstMark Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell FirstMark Warrants at the then-current market price when such holder might otherwise wish to hold FirstMark Warrants or (iii) accept the nominal redemption price which, at the time the outstanding FirstMark Warrants are called for redemption, is likely to be substantially less than the market value of such FirstMark Warrants. None of the private placement warrants will be redeemable by FirstMark so long as they are held by their initial purchasers or their permitted transferees.

In addition, FirstMark may redeem warrants after they become exercisable for a number of FirstMark Class A Common Stock determined based on the redemption date and the fair market value of FirstMark Class A Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the FirstMark Class A Common Stock had such warrants remained outstanding.

The FirstMark Warrants may have an adverse effect on the market price of the New Starry Class A Common Stock.

FirstMark issued FirstMark Warrants to purchase 13,800,000 of FirstMark Class A Common Stock as part of the FirstMark Units offered in the IPO and, simultaneously with the closing of the IPO, FirstMark issued in a private placement an aggregate of 6,853,333 private placement warrants, each exercisable to purchase one share of FirstMark Class A Common Stock at $11.50 per share. Upon the SPAC Merger, the FirstMark Warrants will be assumed and converted into New Starry Warrants and will entitle the holders to purchase shares of New Starry Class A Common Stock. Such New Starry Warrants, when exercised, will increase the number of issued and outstanding shares of New Starry Class A Common Stock and reduce the value of the New Starry Class A Common Stock.

As the number of redemptions of shares of FirstMark Common Stock increases, the number of shares issuable under the FirstMark Warrants will also increase.

As of the record date, there were 41,400,000 shares of FirstMark Class A Common Stock issued and outstanding and 20,653,333 FirstMark Warrants issued and outstanding, consisting of 6,853,333 private placement warrants and 13,800,000 public warrants. The holders of FirstMark Class A Common Stock that do not elect to redeem their shares in connection with the SPAC Merger, will share in a pool of 1,000,000 additional shares of New Starry Class A Common Stock, based on the Class A Exchange Ratio of between 1.0242 and 1.2415 depending on the number of unredeemed shares. As the number of redemptions of shares of outstanding FirstMark Common Stock increases, the number of shares of outstanding FirstMark Common Stock decreases, which results in the increase of the Class A Exchange Ratio. If the Class A Exchange Ratio increases, the number of shares of FirstMark Class A Common Stock issuable to holders of FirstMark Warrants upon the SPAC Merger Effective Time will also increase. The increase in the number of shares of FirstMark Class A Common Stock issuable to holders of FirstMark Warrants means that the Public Stockholders’ holdings in FirstMark will be diluted in comparison to those of the Public Stockholders at the SPAC Merger Effective Time.

For illustrative purposes only:

•

If we assume that there are no redemptions of outstanding FirstMark Common Stock, then the Class A Exchange Ratio will be 1.02415 (i.e., each share of FirstMark Class A Common Stock issued and outstanding as of immediately prior to the SPAC Merger Effective Time will be converted into 1.02415 shares of New Starry Class A Common Stock). Upon the Acquisition Merger Effective Time, the Public Stockholders will therefore hold 42,400,000 shares of New Starry Class A Common Stock, and the holders of the FirstMark Warrants will have the right to hold 25,653,333 shares of New Starry Class A Common Stock.

•

If we assume that 50% of the outstanding FirstMark Common Stock are redeemed, then the Class A Exchange Ratio will increase to 1.04831 and immediately prior to the SPAC Merger Effective Time, there will be 20,700,000 shares of FirstMark Common Stock issued and outstanding. Upon the Acquisition Merger Effective Time, the Public Stockholders will then hold 21,700,000 shares of New Starry Class A Common Stock, and the holders of FirstMark Warrants will have the right to hold 21,651,079 shares of New Starry Class A Common Stock.

•

If we assume that 90% of the outstanding FirstMark Common Stock are redeemed (the maximum redemption of the FirstMark Common Stock under the FirstMark Certificate of Incorporation), then the Class A Exchange Ratio will increase to 1.24155 and immediately prior to the SPAC Merger Effective Time there will be 4,140,000 shares of FirstMark Common Stock outstanding. Upon the Acquisition Merger Effective Time, the Public Stockholders will hold 5,140,000 shares of New Starry Class A Common Stock, and the holders of FirstMark Warrants will have the right to hold 25,642,061 shares of New Starry Class A Common Stock.

FirstMark identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect FirstMark’s ability to report its results of operations and financial condition accurately and in a timely manner.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on October 8, 2020, FirstMark’s warrants were accounted for as equity within its balance sheet. As a result of the foregoing, on May 26, 2021, FirstMark concluded that it was appropriate to restate previously issued and audited financial statements as of and for the period ended December 31, 2020, and as part of such process, FirstMark identified a material weakness in its internal control over financial reporting.

Additionally, FirstMark previously recorded a portion of FirstMark Class A Common Stock subject to possible redemption, issued in connection with FirstMark’s IPO, in permanent equity. In accordance with SEC Staff guidance on redeemable equity instruments, ASC 480-10-S99, “Distinguishing Liabilities from Equity”, and EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the issuing company require common stock subject to redemption to be classified outside of permanent equity and, according to recent SEC Staff communications with certain independent auditors, notwithstanding the presence of maximum redemption thresholds or charter provisions common in SPACs that provide a limitation on redemptions that would cause a SPAC’s net tangible assets to be less than $5,000,001. Although FirstMark did not specify a maximum redemption threshold, the FirstMark Certificate of Incorporation provides that FirstMark will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In light of the recent SEC Staff communications with certain independent auditors, FirstMark’s management re-evaluated the effectiveness of FirstMark’s disclosure controls and procedures as of September 30, 2021. Based upon that evaluation, FirstMark concluded that the misclassification of the FirstMark Class A Common Stock was quantitatively material to individual line items within the balance sheet (total stockholders’ equity (deficit) and shares of FirstMark Class A Common Stock subject to redemption) but is not material to FirstMark’s reported financial position and qualitatively immaterial to its financial statements. FirstMark further concluded that the misstatement was not indicative of a pervasive issue in the internal control of FirstMark, had no impact to FirstMark’s statement of cash flows, did not impact any other balance sheet line items other than total stockholders’ equity and FirstMark Class A Common Stock subject to redemption, and was not disclosed in any other Exchange Act filings other than FirstMark’s Form 10-Qs for the periods ending March 31, 2021, and June 30, 2021 and the Form 10-K/A for the year ended December 31, 2020. Based upon the foregoing, and due to the industry-wide issues and related insufficient risk assessment of the underlying accounting for certain instruments, FirstMark concluded that the misclassification of the FirstMark Class A Common stock represents a significant deficiency.

FirstMark’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. FirstMark’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of FirstMark’s internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of FirstMark’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting.

As described above, FirstMark identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants FirstMark issued in connection with the IPO in October 2020. As a result of this material weakness, FirstMark’s management concluded that FirstMark’s internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of FirstMark’s derivative warrant liabilities, change in fair value of derivative warrant liabilities, FirstMark Class A Common Stock subject to possible redemption, accumulated deficit and related financial disclosures for the affected periods.

FirstMark concluded that its internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in its internal control over financial reporting. To date, FirstMark has taken a number of measures to remediate the material weaknesses described therein; however, if FirstMark is unable to remediate its material weaknesses in a timely manner or it identifies additional material weaknesses, it may be unable to provide required financial information in a timely and reliable manner and it may incorrectly report financial information. In either case, there could result a material adverse effect on FirstMark’s business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect FirstMark’s reputation or investor perceptions of it, which could have a negative effect on the trading price of FirstMark’s securities. In addition, FirstMark will incur additional costs to remediate material weaknesses in its internal control over financial reporting.

FirstMark can give no assurance that the measures it has taken and plans to take in the future will remediate the material weakness and significant deficiency identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if FirstMark is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of FirstMark’s financial statements.

FirstMark may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

Following the issuance of the SEC Staff Statement, FirstMark restated its previously issued audited financial statements as of December 31, 2020 and for the period ended December 31, 2020 (the “Restatement”), pursuant to which it identified a material weakness in its internal controls over financial reporting.

As a result of such material weakness, the Restatement, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, FirstMark faces potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in its internal control over financial reporting and the preparation of its financial statements. As of the date of this registration statement of which this proxy statement/prospectus forms a part, FirstMark has no knowledge of any such litigation or dispute. However, FirstMark can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on FirstMark’s business, results of operations and financial condition or FirstMark’s ability to complete a business combination.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. is a blank check company incorporated as a Delaware corporation organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FirstMark and one or more businesses.

The FirstMark Class A Common Stock, FirstMark Warrants, and FirstMark Units, consisting of one share of FirstMark Class A Common Stock and one-third of one public warrant, are traded on the NYSE under the ticker symbols “FMAC,” “FMAC WS” and “FMAC.U,” respectively. The parties anticipate that, following the Business Combination, the New Starry Class A Common Stock and New Starry Warrants will be listed on the NYSE or Nasdaq under the symbols “                ” and “                ,” respectively, and the FirstMark Units, FirstMark Class A Common Stock, and FirstMark Warrants will cease trading on the NYSE and will be deregistered under the Exchange Act, upon the SPAC Merger Closing. New Starry will not have units trading upon the consummation of the Business Combination.

The mailing address of FirstMark’s principal executive office is 100 5th Avenue, 3rd Floor, New York, NY 10011, and the telephone number is (212) 792-2200.

For more information about FirstMark, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FirstMark,” “Information About FirstMark,” and the financial statements of FirstMark included herein.

Sirius Merger Sub, Inc.

Sirius Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of FirstMark formed solely for the purpose of effectuating the Acquisition Merger. Merger Sub does not own any material assets or operate any business.

The mailing address of Merger Sub’s principal executive office is 100 5th Avenue, 3rd Floor, New York, NY 10011, and the telephone number is (212) 792-2200.

Starry, Inc.

Starry developed a unique and innovative solution to provide last mile fixed broadband using a proprietary fixed wireless technology stack operating in licensed spectrum. Starry designs and builds its own fixed wireless equipment, cloud-based network control plane, and billing and operations support systems to run its network and provide its service. Starry deploys this technology across a variety of markets to provide a robust and competitively-priced broadband service to customers. The integration of Starry’s own technology and service delivery allows it to efficiently deploy new competitive broadband networks to connect communities across the country.

Since Starry’s inception, it has developed the technology, optimized the unit economics, acquired spectrum, and deployed its network and acquired subscribers in Boston, Los Angeles, New York City, Denver, Washington, D.C., and Columbus.

The mailing address of Starry’s principal executive office is 38 Chauncy Street, Suite 200, Boston, MA 02111 and the telephone number is (617) 861-8300.

Starry Holdings, Inc.

Starry Holdings, Inc. is a Delaware corporation and a wholly owned subsidiary of Starry formed solely for the purpose of effectuating the SPAC Merger and to serve as the publicly traded parent company of Starry following the closing of the Acquisition Merger. New Starry owns no material assets and does not operate any business.

The mailing address of New Starry principal executive office is 38 Chauncy Street, Suite 200, Boston, MA 02111 and the telephone number is (617) 861-8300.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about FirstMark, New Starry, Merger Sub or Starry. Such information can be found elsewhere in this proxy statement/prospectus.

Effects of the Business Combination

As a result of the Business Combination, (i) on the SPAC Merger Closing Date, FirstMark will merge with and into New Starry (the “SPAC Merger”), with New Starry surviving (New Starry, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Surviving Corporation”) and becoming the sole owner of Merger Sub, and (ii) on the Acquisition Merger Closing Date, Merger Sub will merge with and into Starry (the “Acquisition Merger” and, collectively with the SPAC Merger, the “Mergers”), with Starry surviving as a wholly owned subsidiary of New Starry (Starry, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”).

Merger Consideration

Conversion of FirstMark Capital Stock. On the SPAC Merger Closing Date, by virtue of the SPAC Merger and without any action on the part of FirstMark, Merger Sub, Starry, New Starry, or the holder of any shares of capital stock of any of the foregoing:

•

immediately prior to the SPAC Merger Effective Time, each then-outstanding share of FirstMark Class B Common Stock will be exchanged for shares of FirstMark Class A Common Stock equal to the applicable exchange ratio pursuant to the Class B Exchange (as determined in accordance with the Sponsor Support Agreement and as further described in this proxy statement/prospectus;

•

at the SPAC Merger Effective Time, each FirstMark Unit outstanding immediately prior to SPAC Merger Effective Time shall be automatically separated and canceled and the holder thereof shall be deemed to hold one share of FirstMark Class A Common Stock and one-third of a FirstMark Warrant in accordance with the terms of the applicable FirstMark Unit, which underlying shares of FirstMark Class A Common Stock and FirstMark Warrants shall be adjusted as set forth below;

•

at the SPAC Merger Effective Time and immediately following the separation and cancelation of each FirstMark Unit, each share of FirstMark Class A Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be canceled and cease to exist in exchange for the right to receive the number of newly issued shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio;

•

at the SPAC Merger Effective Time, each FirstMark Warrant outstanding immediately prior to the SPAC Merger Effective Time (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) shall cease to be a warrant with respect to FirstMark Common Stock and will be assumed and converted in accordance with the terms of the Warrant Agreement (as amended by the Warrant Assumption Agreement), into New Starry Warrants, each such New Starry Warrant representing the right to acquire that number of shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio on substantially the same terms as were in effect immediately prior to the SPAC Merger Effective Time under the terms of the Warrant Agreement (including any repurchase rights and cashless exercise provisions);

•	at the SPAC Merger Effective Time, any shares of FirstMark Common Stock that are owned by FirstMark as treasury stock or any FirstMark Common Stock owned by any direct or indirect subsidiary of FirstMark immediately prior to the SPAC Merger Effective Time shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

•

at the SPAC Merger Effective Time, each of the FirstMark Dissenting Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall be canceled and cease to exist and shall thereafter represent only the right to receive the applicable payments pursuant to Section 262 of the DGCL;

•

at the SPAC Merger Effective Time, if there are any shares of FirstMark Common Stock that are required to be redeemed (such shares, the “SPAC Redeeming Shares”), such FirstMark Common Stock shall not be exchanged pursuant to the SPAC Merger but shall immediately prior to the SPAC Merger Effective Time be canceled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus; and

•

at the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any holder thereof, each share of capital stock of New Starry issued and outstanding immediately prior to the SPAC Merger Effective Time shall be redeemed by New Starry for par value.

Starry Warrant Conversion. Starry shall take all actions necessary such that, as of immediately prior to the Acquisition Merger Effective Time, each outstanding Starry Warrant shall, pursuant to the terms of such Starry Warrant, have been exercised in exchange for shares of Starry Common Stock and shall thereupon no longer be outstanding and shall have automatically been canceled, extinguished and retired and shall have ceased to exist, each holder thereof shall have ceased to have any rights with respect thereto (other than, for avoidance of doubt, the right to receive the Starry common stock for which such Starry Warrant has been exercised).

Starry Preferred Stock Conversion. Starry shall take all actions necessary to cause each share of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time to be converted immediately prior to the Acquisition Merger Effective Time into a number of shares of Starry Common Stock at the then-effective conversion rate in accordance with the Starry Charter). Following such conversion, all of the shares of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each person that held any shares of Starry Preferred Stock (other than any shares of Starry Z Preferred Stock) immediately prior to the such conversion shall thereafter cease to have any rights with respect to such securities.

Starry Series Z Preferred Stock Conversion. Starry shall take all actions necessary to cause each share of Starry Series Z Preferred Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time to be converted into the right to receive a number of shares of New Starry Class A Common Stock equal to the number of shares of Starry Series Z Preferred Stock held by each holder of Starry Series Z Preferred Stock as of immediately prior to the Acquisition Merger Effective Time.

Treatment of Starry Common Stock in the Acquisition Merger. At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of FirstMark, Merger Sub, Starry, New Starry or the holder of any shares of capital stock of any of the foregoing:

•

each share of Starry Common Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Conversion of Starry Preferred Stock, other than any shares of Starry Series Z Preferred Stock) (other than the canceled shares and dissenting shares) shall thereupon be converted into the right to receive, and the holder of such share of Starry Common Stock shall be entitled to receive, as applicable, a number of shares of New Starry Class A Common Stock (deemed to have a value of $10 per share) equal to the Acquisition Merger Exchange Ratio; provided that the per share consideration delivered to Chaitanya Kanojia shall be in the form of New Starry Class X Common Stock;

•

each share of Starry capital stock held in treasury of Starry as of immediately prior to the Acquisition Merger Effective Time shall thereupon be canceled without any conversion thereof and no payment or distribution shall be made within respect thereto; and

•

each share of common stock, par value $0.0001 per share, of Merger Sub that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Subsidiary Corporation.

Fractional Shares. No fractional shares of New Starry Common Stock will be issued in the SPAC Merger or the Acquisition Merger. In lieu of the issuance of any fractional shares of New Starry Common Stock to which any former holder of FirstMark Common Stock or Starry Common Stock, Starry Preferred Stock or Starry Warrants would otherwise be entitled to receive (after aggregating all fractional shares of New Starry Common Stock of the same class and series that otherwise would be received by such holder of FirstMark Common Stock, Starry Common Stock, Starry Preferred Stock or Starry Warrants), New Starry shall round up or down to the nearest whole share of New Starry Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Closing and Effective Time of the Business Combination

Closings. Immediately following the Class B Exchange and prior to the filing of the certificate of merger relating to the SPAC Merger with the Secretary of State of the State of Delaware on the SPAC Merger Closing Date, the SPAC Merger Closing shall occur. At least 24 hours but not more than 48 hours (unless otherwise agreed between SPAC and Starry) following the SPAC Merger Effective Time, and immediately prior to the filing of the certificate of merger relating to the Acquisition Merger with the Secretary of State of the State of Delaware, on the date which is three business days after the date on which all closing conditions shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Merger Closing, but subject to the satisfaction or waiver thereof) or such other time and place as FirstMark and Starry may mutually agree in writing, on the Acquisition Merger Closing Date, the Acquisition Merger Closing shall take place electronically through the exchange of documents via email. See “— Conditions to the Business Combination” for a more complete description of the conditions that must be satisfied prior to closing.

On the SPAC Merger Closing Date, FirstMark and New Starry will effect the SPAC Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the SPAC Merger will become effective at the time the certificate of merger has been duly filed.

On the Acquisition Merger Closing Date, New Starry and Starry will effect the Acquisition Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Acquisition Merger will become effective at the time the certificate of merger has been duly filed.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the first quarter of 2022. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Termination Date, the Merger Agreement may be terminated by either FirstMark or Starry. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Merger Agreement is in material breach of its obligations set forth in the Merger Agreement on the Termination Date. See “The Merger Agreement — Termination”.

Treatment of Starry Equity Awards

Starry Stock Options. Effective as of the Acquisition Merger Effective Time, each Starry Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire, on the same terms and conditions as were applicable to such Starry Option immediately prior to the Acquisition Merger Effective Time, including applicable vesting conditions (after such conversion, each a “rollover option”) the number of shares of New Starry Class A Common Stock equal to the product of (i) the number of shares of Starry Common Stock subject to the corresponding Starry Option immediately prior to the Acquisition Merger Effective Time, multiplied by (ii) the Acquisition Merger Exchange Ratio with any resulting fractional share rounded down to the nearest whole number. The per share exercise price of each rollover option shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Starry Option as of immediately prior to the Acquisition Merger Effective Time by (B) the Acquisition Merger Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent.

Starry Restricted Stock Units. Effective as of the Acquisition Merger Effective Time, each Starry RSU Award, to the extent then outstanding, shall automatically, without any action on the part of the holder thereof, be converted into a restricted stock unit of New Starry with respect to that number of shares of New Starry Class A Common Stock determined by multiplying (i) the number of shares of Starry Common Stock subject to such Starry RSU Award immediately prior the Acquisition Merger Effective Time by (ii) the Acquisition Merger Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number (after such conversion, and subject to the same terms and conditions as were applicable to the corresponding Starry RSU Award immediately prior to the Acquisition Merger Effective Time, including applicable vesting conditions.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Business Combination. Starry has agreed that, during the Interim Period, it will, and will cause its subsidiaries to, (i) use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of Starry and its subsidiaries and maintain the existing relations and goodwill of Starry and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Starry and its subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers and (iv) use commercially reasonable efforts to maintain all insurance policies of Starry and its subsidiaries or substitutes therefor; provided that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, Starry may, in connection with the coronavirus (COVID-19) pandemic, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of Starry’s or its subsidiaries’ employees and other individuals having business dealings with Starry or its subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any governmental authority or industry group in connection with or in response to coronavirus (COVID-19) pandemic, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the “ordinary course of business” for all purposes of the provisions of the Merger Agreement summarized under this heading “— Conduct of Business Prior to the Completion of the Business Combination” (the “conduct of business provisions”) and not be considered a breach of the conduct of business provisions; provided, further, that following any such suspension, to the extent that Starry or any of its subsidiaries took any action or inaction pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.

In addition to the general covenants above, Starry has agreed that prior to the effective time of the Business Combination, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of FirstMark (which may not be unreasonably withheld, conditioned or delayed):

•	change or amend its certificate of incorporation, bylaws or other organizational documents;

•

(i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders of Starry in their capacities as stockholders, except dividends and distributions by a wholly owned Subsidiary of Starry to Starry or another wholly owned Subsidiary, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the Conversion, the exercise of any identified Starry Warrants in accordance with their terms, or the exercise or settlement of any identified Starry equity award in accordance with their terms, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or promise to grant the foregoing or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, except for any Additional Funding Shares or (iv) except pursuant to the Starry stock plan in effect, and the terms of the identified Starry equity awards, as of the date of the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

•

enter into, or amend or modify any material term of (in a manner adverse to Starry or any of its subsidiaries), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under certain listed material contracts, any lease or other occupancy agreement related to real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Starry or its subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

•

acquire any wireless spectrum, except (i) fair market value exchanges of spectrum licenses in the ordinary course of business consistent with past practice that do not adversely affect existing operations of Starry or its subsidiaries, (ii) pursuant to any agreement in effect on the date hereof (and without giving effect to any amendment or modification thereto after the date hereof) and made available to FirstMark prior to the date hereof, (iii) pursuant to an auction of wireless spectrum by a governmental authority or (iv) in one or more transactions with respect to which the aggregate consideration for all such transactions (including any cash component of an otherwise fair market value exchange of spectrum licenses) during the period from the date of this Agreement to the Acquisition Merger Closing Date does not exceed a specified amount;

•

transfer, sell, lease, exclusively license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, voluntarily fail to renew on commercially reasonable terms, allow to lapse or expire or otherwise dispose of (in each case except among Starry and its wholly owned subsidiaries, including transactions between such subsidiaries) any material Starry licenses or wireless spectrum (or leases therefor) (or authorize, by action or inaction, any licensee leasing spectrum to Starry or any of its subsidiaries to do any of the foregoing to the extent it would materially impair rights of Starry or its subsidiaries to leased spectrum), other than (i) fair market value exchanges of spectrum licenses in the ordinary course of business consistent with past practice that do not adversely affect existing operations of Starry or its subsidiaries in any material respect, (ii) pursuant to any agreement in effect on the date hereof and made available to FirstMark prior to the date hereof (and without giving effect to any amendment or modification thereto entered into after the date hereof), (iii) effecting any of the foregoing in one or more transactions (including any cash component of an otherwise fair market value exchange of spectrum licenses and fair market value of the wireless spectrum for any lease not so renewed) during the period from the date of this Agreement to the Acquisition Merger Closing Date does not exceed $1.0 million, or (iv) liens which are required to be granted pursuant to the terms of any Indebtedness existing on the date hereof or permitted to be incurred hereunder;

•

sell, transfer, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of Starry and its subsidiaries which is material to the Starry and its subsidiaries, taken as a whole, except for (w) transactions solely among Starry and its wholly owned subsidiaries or among the wholly owned subsidiaries of Starry, (x) dispositions of obsolete or worthless assets, (y) sales of inventory in the ordinary course of business consistent with past practice and (z) sales, abandonment, lapses of assets or items or materials in an amount not in excess of $500,000, in the aggregate, other than certain assets or items or materials as specified in the Merger Agreement, (B) where Starry has, in its reasonable business judgment, decided to cancel, abandon, publish, allow to lapse or not renew specified Starry intellectual property, (C) permitted liens or (D) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to Starry and its subsidiaries, taken as a whole;

•

except as otherwise required pursuant to Starry’s benefit plans in effect on the date of the Merger Agreement or applicable law, (i) except with respect to certain employees, grant any increase in compensation, benefits or severance to any director, employee or independent contractor of Starry or its subsidiaries, except for increases to annual cash compensation in the ordinary course of business consistent with past practice that do not exceed 10% for any individual, (ii) adopt, enter into, amend in any material respect or terminate any collective bargaining or similar agreement with a labor union or representative (including agreements with works councils and trade unions and legally binding side letters or memoranda of understanding) or any material Starry benefit plan, in each case, to which Starry or its subsidiaries is a party or by which it is bound, other than offer letters that provide for at-will employment and do not require payment of any severance or similar benefits upon a termination of employment and that are entered in the ordinary course of business consistent with past practice, (iii) grant or provide any severance, termination or change of control or retention payments or benefits to any director, employee or independent contractor of Starry or its subsidiaries, except for severance paid in connection with ordinary course terminations of non-executive employees required by a Starry benefit plan, (iv) terminate any employee of Starry or its subsidiaries who is at the executive level (other than for cause), (v) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any director, officer, employee or individual independent contractor of Starry or its subsidiaries under any of the Starry benefit plans, (vi) except as required by applicable law, recognize any labor union or representative or (vii) waive any restrictive covenant obligations of any executive officer or key employee of Starry or its subsidiaries;

•

(i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements to be included in the registration statement of which this proxy statement/prospectus forms a part pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Starry or its Subsidiaries (other than the transactions contemplated by the Merger Agreement);

•

make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed a specified amount, other than any capital expenditure (or series of related capital expenditures) consistent with Starry’s annual capital expenditure budget for periods following the date of the Merger Agreement;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except travel or similar advances to employees, directors or officers of Starry or its subsidiaries in the ordinary course of business consistent with past practice, prepayments and deposits paid to suppliers of Starry or any of its subsidiaries in the ordinary course of business and extended payment terms for customers in the ordinary course of business;

•

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to or otherwise materially change a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes, or enter into any material tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•	take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the intended tax treatment;

•	acquire any fee interest in real property;

•	enter into, renew or amend any Starry affiliate agreement in any material respect;

•

waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed a specified amount in the aggregate;

•

incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of a specified amount, other than (x) solely between Starry and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, (y) any obligations under capitalized leases incurred in the ordinary course of business consistent with past practice or (z) in connection with borrowings, extensions of credit and other financial accommodations under Starry’s and subsidiaries’ existing credit facilities, notes and other existing specified indebtedness and, in any event, in an aggregate amount of no more than a specified amount, subject to certain exceptions;

•	enter into any material new line of business outside of the business currently conducted by Starry and its subsidiaries as of the date of the Merger Agreement;

•

make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•	make any material change to its rate structure or revenue model or otherwise offer or grant any discounts outside the ordinary course of business consistent with past practice;

•

voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to Starry or any of its subsidiaries, any insurance policy maintained with respect to Starry and its subsidiaries and their assets and properties; or

•

enter into any agreement or undertaking to do any action prohibited by the foregoing other than entry into a letter of intent, memorandum of understanding or agreement in principle for the purchase of all or a portion of the assets or equity of any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; provided that such transaction, if consummated, would not require financial statements to be included in the registration statement of which this proxy statement/prospectus forms a part, pursuant to Rule 3-05 of Regulation S-X under the Securities Act.

FirstMark has agreed to a more limited set of restrictions on its business prior to the effective time of the Business Combination. Specifically, FirstMark has agreed that during the Interim Period, except as expressly contemplated or permitted by the Merger Agreement or as required by law (including COVID-19 measures) and subject to certain specified exceptions, it will not, without the written consent of Starry (which may not be unreasonably withheld, conditioned or delayed):

•	change, modify or amend the trust agreement, the FirstMark organizational documents or the organizational documents of Merger Sub;

•	create or form any subsidiary;

•

make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding shares or other equity interests; split, combine, reclassify or otherwise change any of its shares or other equity interests; or, other than the redemption of any shares of FirstMark Class A Common Stock or as otherwise required by the FirstMark Existing Organizational Documents in order to consummate the transactions contemplated by the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of, or other equity interests in, FirstMark;

•

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to or otherwise materially change a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, surrender any right to claim a material refund of taxes, settle or compromise any examination, audit or other action with a governmental authority relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material taxes or in respect of any material Tax attribute that would give rise to any claim of assessment of taxes, or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•

take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment;

•

enter into, renew or amend in any material respect, any FirstMark affiliate agreement (or any contract, that if existing on the date of the Merger Agreement, would have constituted a FirstMark affiliate agreement);

•

enter into, or amend or modify any material term of (in a manner adverse to FirstMark or any of its subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which FirstMark or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the Merger Agreement, would have constituted such a contract) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which FirstMark or its subsidiaries is a party or by which it is bound;

•	waive, release, compromise or settle any pending or threatened claim (including any pending or threatened action) or compromise or settle any liability in excess of a specified aggregate amount;

•

incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, other than in respect of and/or to fund fees and expenses incurred in connection with the Business Combination and the related transactions;

•

(A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity interests in, FirstMark or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than (i) in connection with the exercise of any FirstMark Warrants outstanding on the date of the Merger Agreement, (ii) the transactions contemplated by the Merger Agreement (including the Subscription Agreements) or (iii) FirstMark Class A Common Stock or New Starry Common Stock at a purchase price payable to FirstMark or New Starry, as applicable, equal to or greater than ten dollars ($10.00) per share (before calculating any transaction expenses), in each case, with the prior written consent of Starry (not to be unreasonably withheld, conditioned or delayed) or (B) amend, modify or waive any of the terms or rights set forth in, any FirstMark Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Support Agreement;

•	except as contemplated by the merger agreement, adopt or amend any FirstMark benefit plan, or enter into any employment contract or collective bargaining agreement;

•

fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Merger Agreement);

•	make any capital expenditures;

•

make any loans, advances or capital contributions to, or investments in, any other person, make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity;

•	enter into any new line of business outside of the business currently conducted by FirstMark and its subsidiaries as of the date of the Merger Agreement;

•

make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•

voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent to the insurance coverage currently maintained with respect to FirstMark and its subsidiaries and their assets and properties; or

•	enter into any agreement or undertaking to do any action prohibited by the foregoing.

HSR Act and Regulatory Approvals. Starry and FirstMark have agreed to comply promptly but in no event later than 10 business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act. Starry and FirstMark have agreed to use their reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any antitrust laws and to furnish to each other as promptly as reasonably practicable all information required for any application or other filing required to be made by the other pursuant to any applicable law relating to antitrust.

Starry and FirstMark have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Merger Agreement, and Starry and FirstMark have agreed to permit counsel to the other an opportunity to review in advance, and Starry and FirstMark (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Starry and FirstMark (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement; provided that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority to delay the consummation of the transactions contemplated by the Merger Agreement without the written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed). Starry and FirstMark have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Starry and FirstMark (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Merger Agreement.

Starry has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

FirstMark and Starry have agreed to request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

FirstMark has agreed to cooperate in good faith with the Antitrust Division and the FTC and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the Merger Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under any applicable law relating to antitrust or the actual or threatened commencement of any proceeding in any forum by or on behalf of the Antitrust Division and the FTC or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination, including selling, divesting or otherwise disposing of, licensing, holding separate or taking or committing to take any action that limits in any respect FirstMark’s or Starry’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Starry and its subsidiaries.

Notwithstanding the above covenant or any other provision of the Merger Agreement, nothing in the Merger Agreement shall require or obligate FirstMark or any other person or entity to take any actions with respect to FirstMark’s affiliates, the Sponsor, the Subscribers, their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, FirstMark’s affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of FirstMark’s affiliates, Sponsor or of any such investment fund or investment vehicle.

Further, notwithstanding any other provision of the Merger Agreement, nothing in the Merger Agreement shall require or obligate Starry or any of its subsidiaries or affiliates to, and FirstMark and its subsidiaries and affiliates shall not, without the prior written consent of Starry, agree or otherwise be required to, take any action with respect to Starry or any of its subsidiaries or affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Starry or any of its subsidiaries or affiliates, or any interest therein.

FirstMark and Starry has agreed to each pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement.

FirstMark has agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the Merger Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon FirstMark’s affiliates, the Sponsor, the Subscribers, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, FirstMark’s affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of FirstMark’s affiliates, the Sponsor, the Subscribers or of any such investment fund or investment vehicle.

Proxy Solicitation. FirstMark has agreed to use reasonable best efforts to, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with Starry) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to FirstMark’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of FirstMark common stock to vote in accordance with the recommendation of the FirstMark Board with respect to each of the proposals contained in this proxy statement/prospectus. FirstMark has agreed, through the FirstMark Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “FirstMark board recommendation”) and shall include the FirstMark board recommendation in this proxy statement/prospectus. The FirstMark Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the FirstMark board recommendation (a “FirstMark change in recommendation”). Notwithstanding the foregoing, FirstMark may postpone the date on which the Special Meeting is scheduled, or adjourn the Special Meeting opened in accordance with the FirstMark organizational documents, on one or more occasions for up to 20 business days in the aggregate after the date for which the Special Meeting was originally scheduled upon the good faith determination by the FirstMark Board that such postponement or adjournment, as the case may be, is necessary to (a) solicit additional proxies to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, (b) obtain a quorum if one is not present at any then scheduled Special Meeting, (c) ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable law is provided to the FirstMark stockholders with adequate time for review prior to the Special Meeting, or (d) otherwise take actions consistent with FirstMark’s obligations to support the transactions.

Starry has agreed to solicit the adoption of the Merger Agreement (the “Starry stockholder approval”) by holders of a majority of the voting power of the outstanding shares of Starry common stock and preferred stock (the “Starry stockholders”) via written consent as soon as promptly as practicable (and in any event within five business days) after the registration statement of which this proxy statement/prospectus forms a part becomes effective. In connection therewith, Starry has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with FirstMark) for determining the Starry stockholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement together with any other stockholder materials required by applicable Law, in form and substance reasonably acceptable to SPAC, to be disseminated no later than five business days after the Registration Statement becomes effective to Starry Stockholders in compliance with applicable Law (which Consent Solicitation Statement shall also contain the notice of availability of appraisal rights in accordance with Section 262 of the DGCL) and (iii) solicit written consents from Starry stockholders to give the Starry stockholder approval. Starry has agreed, through the Starry Board, to recommend to the Starry stockholders that they adopt the Merger Agreement (the “Starry board recommendation”) and include the Starry board recommendation in the consent solicitation statement, subject to the obligations described in this paragraph. The Starry Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Starry board recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any acquisition proposal (any action described in clause (i) or (ii), a “Starry change in recommendation”) Starry has agreed to provide FirstMark with copies of all stockholder consents it receives within one business day of receipt. If the Starry stockholder approval is obtained, then promptly following the receipt of the required written consents, Starry has agreed to prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless the Merger Agreement has been terminated in accordance with its terms, Starry’s obligation to solicit written consents from the Starry stockholders to give the Starry stockholder approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal (as such term is described under the heading “— No Solicitation”), or by any Starry change in recommendation.

No Solicitation. From the date of the Merger Agreement to the effective time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Starry has agreed not to, and shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective representatives acting on their behalf not to, directly or indirectly:

•

initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any acquisition proposal (as defined below);

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or would reasonably be expected to result in or lead to, any acquisition proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•

execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal; or

•	resolve or agree to do any of the foregoing;

provided that any determination or action by Starry Board is made in accordance with the exceptions described below shall not be deemed to be a breach or violation of the obligations described in this paragraph.

Starry also agreed that immediately following the execution of the Merger Agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their representatives acting on their behalf to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Merger Agreement and their respective representatives) conducted prior to the Merger Agreement in connection with an acquisition proposal or any inquiry or request for information that would reasonably be expected to lead to, or result in, an acquisition proposal. Starry also agrees that within three business days of the execution of the Merger Agreement, Starry shall request each person and entity (than the parties to the Merger Agreement and their respective representatives) that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring Starry (and with whom Starry has had contact in 12 months prior to the date of the Merger Agreement regarding the acquisition of Starry) to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the Merger Agreement and terminate access to any physical or electronic data room maintained by or on behalf of Starry or any of its subsidiaries.

Starry has agreed to promptly (and in any event within one business day) notify, in writing, FirstMark of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or would reasonably be expected to result in or lead to, any acquisition proposal, which notice shall include a summary of the material terms of, and the identity of the person or entity or group of persons and/or entities making, such inquiry, proposal, offer or request for information and an unredacted copy of any acquisition proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). Starry shall promptly (and in any event within one business day) keep FirstMark reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or acquisition proposal (including any material changes thereto and copies of any additional written materials received by Starry, its subsidiaries or their respective representatives acting on their behalf).

Without limiting the foregoing, any violation of the no solicitation provisions by any of Starry’s subsidiaries, or any of Starry’s or its subsidiaries’ respective representatives acting on Starry or one of its subsidiaries’ behalf, shall be deemed to be a breach of the no solicitation provisions by Starry.

As used in the Merger Agreement, “acquisition proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than FirstMark, Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of Starry and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of Starry and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Starry Board), including through the acquisition of one or more subsidiaries of Starry owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of Starry, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the total voting power of the equity securities of Starry, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Starry (or any subsidiary of Starry whose business constitutes 20% or more of the net revenues, net income or assets of Starry and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of Starry.

FirstMark Exclusivity. Through the closing or earlier valid termination of the Merger Agreement, FirstMark has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Starry, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination (a “business combination proposal”) other than (i) with Starry, its stockholders and their respective affiliates and representatives or (ii) to the extent that the FirstMark Board determines in good faith, in response to a Starry intervening event, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. FirstMark has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Certain Agreements. Through the closing of the Business Combination, Starry shall use commercially reasonable efforts to obtain an executed counterpart to the Registration Rights Agreement from each holder of Starry Preferred Stock who will receive New Starry Class A Common Stock in connection with the Business Combination and who did not execute the Registration Rights Agreement prior to the time of the execution of the Merger Agreement. Starry has agreed to cause each of Starry Requisite Stockholders to, execute and deliver the Starry Holders Support Agreement to FirstMark. On and as of the Acquisition Merger Closing, Starry has agreed to take all actions necessary to cause any specified contract to be terminated without any further force and effect and without any cost or other liability or obligation to Starry or its subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Acquisition Merger Closing (except for any provisions thereof which expressly survive the termination of such contract pursuant to the terms thereof).

FirstMark Exchange Listing. Through the SPAC Merger Closing, FirstMark has agreed to use reasonable best efforts to ensure FirstMark remains listed as a public company on, and for shares of FirstMark Class A Common Stock to be listed on, the NYSE. Notwithstanding the foregoing, if mutually agreed by FirstMark and Starry, FirstMark may delist the FirstMark Class A Common Stock from the NYSE, effective as of no later than the SPAC Merger Closing, and prepare and submit to Nasdaq a listing application covering the shares of the FirstMark Class A Common Stock issuable in the Mergers and has agreed to obtain approval for the listing of the FirstMark Class A Common Stock on Nasdaq from and after the SPAC Merger Closing. Starry shall reasonably cooperate with FirstMark with respect to such listing. Each of Starry, FirstMark and New Starry has agreed to use reasonable best efforts to cause the New Starry Class A Common Stock to be issued in connection with the Mergers to be approved for listing on the NYSE or Nasdaq, as applicable, as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Acquisition Merger Closing Date.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the Business Combination, the Surviving Corporation and the Surviving Subsidiary Corporation have agreed that they shall indemnify and hold harmless each present and former director and officer of Starry, FirstMark and each of their respective subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Starry or its subsidiaries, on the one hand, or FirstMark or its subsidiaries, on the other hand, as the case may be, would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Merger Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, the Surviving Corporation has agreed to, and agreed to cause the Surviving Subsidiary Corporation and its subsidiaries to, (i) maintain for a period of not less than six years from the effective time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the Merger Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. The Surviving Corporation has agreed to assume, and be liable for, and shall cause Starry and their respective subsidiaries to honor, each of the covenants described in this paragraph.

For a period of six years from the effective time, the Surviving Corporation has agreed to, or will cause one or more of its subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Starry’s directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation or its subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Starry and its subsidiaries for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Starry may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to matters, acts or omissions existing or occurring at or prior to the effective time, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under the obligations described in this paragraph shall be continued in respect of such claim until the final disposition thereof.

Prior to the Acquisition Merger Effective Time, FirstMark may purchase a prepaid “tail” policy with respect to the directors’ and officers’ liability insurance covering those persons then being covered by FirstMark’s directors’ and officers’ liability insurance policies. If FirstMark elects to purchase such a “tail” policy prior to the Acquisition Merger Effective Time, the Surviving Corporation will maintain such “tail” policy in full force and effect for a period of no less than six years after the Acquisition Merger Effective Time and continue to honor FirstMark’s obligations thereunder.

Financing. FirstMark, Starry and Merger Sub have agreed to take, or cause to be taken, as promptly as practicable after the execution of the Merger Agreement, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the closing date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein. Unless otherwise approved in writing by Starry, FirstMark shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements. However, FirstMark may execute acceptable subscription agreements with equity investors pursuant to the terms of the Merger Agreement. If during the Interim Period FirstMark desires to seek additional financing from potential equity investors pursuant to acceptable subscription agreements, Starry agrees, and shall cause the appropriate officers and employees thereof, to use reasonable best efforts to cooperate in connection with the arrangement of such financing as may be reasonably requested by FirstMark.

Other Covenants and Agreements. The Merger Agreement contains other covenants and agreements, including covenants related to:

•

Starry and FirstMark providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Starry’s and FirstMark’s (as applicable) and their respective subsidiaries’ properties, records, systems, contracts and commitments;

•	Starry, its subsidiaries and stockholders agreeing not to engage in transactions involving securities of FirstMark without FirstMark’s prior consent;

•	Starry waiving claims to the trust account in the event that the Business Combination does not consummate;

•	Starry and FirstMark cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

•	FirstMark making certain disbursements from the trust account;

•

FirstMark keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	Starry taking all actions necessary to cause certain agreements to be terminated;

•	FirstMark agreeing to take all actions necessary or appropriate to cause certain appointments to the board of FirstMark;

•	FirstMark taking steps to exempt the acquisition of FirstMark Class A Common Stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	FirstMark obtaining directors’ and officers’ liability insurance prior to the Acquisition Merger Closing;

•	cooperation between Starry and FirstMark in obtaining any necessary third-party consents required to consummate the Business Combination;

•	agreement relating to the intended tax treatment of the transactions contemplated by the Merger Agreement; and

•	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Starry to FirstMark relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power of Starry and New Starry;

•	subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	capitalization;

•	financial statements;

•	absence of undisclosed liabilities;

•	legal proceedings and absence of governmental orders;

•	compliance with applicable law;

•	intellectual property and information technology systems;

•	data protection

•	material contracts;

•	employee compensation and benefits matters;

•	labor matters;

•	tax matters;

•	broker’s and finder’s fees related to the Business Combination;

•	insurance;

•	properties;

•	network operations;

•	environmental matters;

•	absence of a material adverse effect since December 31, 2020, and absence of certain other changes;

•	affiliate agreements;

•	internal controls;

•	permits;

•	accuracy of Starry’s information provided in this proxy statement/prospectus;

•	COVID-19;

•	business activities; and

•	no additional representations and warranties and absence of outside reliance.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to Starry means any event, change, circumstance or development that has a material adverse effect on (I) the assets, business, results of operations or financial condition of Starry and its subsidiaries, taken as a whole or; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “material adverse effect” under this clause (I) (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects Starry and its subsidiaries, taken as a whole, as compared to other similarly situated persons or entities operating in the industries in which Starry and its subsidiaries operate): (a) any change or development in applicable laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Starry or its subsidiaries operates, (c) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Business Combination or the performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (d) any change generally affecting any of the industries or markets in which Starry or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Merger Agreement (other than the covenant relating to taxes) or the taking of any action, or failure to take action, required or contemplated by the Merger Agreement (other than the covenant relating to taxes) or with the prior written consent of FirstMark (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Starry or its subsidiaries operate, including civil unrest, the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking), including upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Starry and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect)), or (i) and matters specifically disclosed in the schedules to the Merger Agreement; or (II) the ability of Starry and its subsidiaries to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement also contains representations and warranties made by FirstMark and Merger Sub to Starry relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;

•	litigation and proceedings;

•	compliance with laws;

•	employee benefit plans;

•	absence of employees of FirstMark or Merger Sub;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	financial ability;

•	the trust account;

•	tax matters;

•	broker’s and finder’s fees related to the Business Combination;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•	historical business activities and absence of certain changes related thereto;

•	accuracy of FirstMark’s and Merger Sub’s information provided in this proxy statement/prospectus;

•	absence of outside reliance;

•	capitalization;

•	the NYSE stock market quotation;

•	contracts;

•	title to property;

•	investment company act;

•	affiliate agreements;

•	business combination restrictions; and

•	the PIPE Subscription Agreements and the Convertible Note Subscription Agreements.

The representations and warranties in the Merger Agreement do not survive the effective time and, as described below under “— Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by FirstMark and Starry, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of FirstMark, Starry or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Closing of the Business Combination

Conditions to Each Party’s Obligations. The respective obligations of each of Starry, Merger Sub, New Starry and FirstMark to complete the Business Combination are subject to the satisfaction of the following conditions:

•	all applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order, statute, rule, regulation or governmental order, which is then in effect and has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting or enjoining the consummation of the transactions contemplated by the Merger Agreement;

•	the redemption offer in relation to the Public Shares shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement/prospectus;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•

as of immediately prior to the SPAC Merger Effective Time, FirstMark shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon consummation of the SPAC Merger Closing (after giving effect to the receipt of the PIPE Investment Amount);

•

the approval by FirstMark stockholders of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) shall have been obtained;

•	the approval of Starry stockholders of the Starry Merger Proposal shall have been obtained;

•

the New Starry Class A Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreements shall have been approved for listing on the NYSE or Nasdaq, as applicable, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders; and

•	the Federal Communications Commission shall have approved the transfer of control of all material communications licenses of Starry, to the extent required by the FCC Communications Act and FCC Rules.

Conditions to Obligations of FirstMark and Merger Sub. The obligation of FirstMark and Merger Sub to complete the Business Combination is also subject to the satisfaction, or waiver by FirstMark or Merger Sub, of the following conditions:

•

the accuracy of the representations and warranties of Starry and New Starry as of the date of the Merger Agreement and as of the closing date of the Business Combination, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Starry;

•	each of the covenants of Starry and New Starry to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an officer of Starry certifying that the two preceding conditions have been satisfied; and

•	since the date of the Merger Agreement, there shall have been no Material Adverse Effect (as defined in the Merger Agreement); and

•

Starry and New Starry shall have delivered to FirstMark executed counterparts of each Ancillary Agreement (as defined in the Merger Agreement) to which Starry, New Starry or any stockholder of Starry is a party.

Conditions to Obligations of Starry and New Starry. The obligation of Starry and New Starry to complete the Business Combination is also subject to the satisfaction or waiver by Starry or New Starry of the following conditions:

•	the accuracy of the representations and warranties of FirstMark and Merger Sub as of the date of the Merger Agreement and as of the closing date of the Business Combination;

•	each of the covenants of FirstMark and Merger Sub to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an executive officer of FirstMark certifying that the two preceding conditions have been satisfied; and

•	the sum of the Closing Surviving Corporation Cash shall equal or exceed $300.0 million.

Termination

Mutual termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of Starry and FirstMark; or

•

by written notice from either Starry or FirstMark to the other if the approval of FirstMark stockholders to the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Document Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Starry termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the SPAC Merger Closing, by written notice to FirstMark from Starry if (i) there is any breach of any representation, warranty, covenant or agreement on the part of FirstMark set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading “— Conditions to the Business Combination; Conditions to Obligations of Starry” would not be satisfied at the closing (a “terminating FirstMark breach”), except that, if any such terminating FirstMark breach is curable by FirstMark through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by FirstMark of notice from Starry of such breach, but only as long as FirstMark continues to exercise such commercially reasonable efforts to cure such terminating FirstMark breach (the “FirstMark cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating FirstMark breach is not cured within the FirstMark cure period, (ii) the closing has not occurred on or before the Termination Date, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Merger Agreement under this paragraph shall not be available if Starry’s failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Starry is in material breach of its obligations under the Merger Agreement on such date;

•	by written notice from Starry if the Condition Precedent Proposals do not receive the requisite vote for approval at the Special Meeting;

•

prior to obtaining the requisite stockholder approvals for the Condition Precedent Proposals, by written notice from Starry if the FirstMark Board fails to recommend FirstMark stockholders vote “FOR” with respect to each Condition Precedent Proposals in this proxy statement/prospectus;

FirstMark termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the SPAC Merger Closing, by written notice to Starry from FirstMark if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Starry set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading “— Conditions to the Business Combination; Conditions to Obligations of FirstMark” above would not be satisfied at the closing (a “terminating Starry breach”), except that, if such terminating Starry breach is curable by Starry through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Starry of notice from FirstMark of such breach, but only as long as Starry continues to use its commercially reasonable efforts to cure such terminating Starry breach (the “Starry cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Starry breach is not cured within the Starry cure period, (ii) the closing has not occurred on or before the Termination Date, subject to automatic extension to October 6, 2022, if certain closing conditions are not satisfied by July 6, 2022, and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Merger Agreement under this paragraph shall not be available if FirstMark’s failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if FirstMark is in material breach of its obligations under the Merger Agreement on such date;

•

prior to obtaining the requisite approval Starry’s stockholders for the Business Combination, by written notice from FirstMark if the Starry Board fails to include its recommendation to approve the Business Combination to the Starry stockholders;

•

by written notice from FirstMark if the Starry stockholder approval has not been obtained within five business days following the date that the consent solicitation statement with respect to Starry’s solicitation of approval of the Business Combination is disseminated by Starry to the Starry stockholders pursuant to the terms of the Merger Agreement; or

•

by written notice from FirstMark if Starry and each of the requisite stockholders of Starry have not executed and delivered to FirstMark the Support Agreement within 24 hours of the execution and delivery of the Merger Agreement, pursuant to the terms of the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches the Merger Agreement. However, the confidentiality, trust account claims waiver, termination fee and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments

The Merger Agreement may be amended, modified or supplemented by a duly authorized agreement in writing executed by the parties to the Merger Agreement. The approval of the Merger Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the Merger Agreement in accordance with its terms or to cause such party to enter into an amendment to the Merger Agreement in accordance with its terms.

Specific Performance

The parties to the Merger Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Merger Agreement.

Stock Market Listing

Application will be made by FirstMark, Starry and New Starry to have the shares of New Starry Class A Common Stock to be issued in the Business Combination approved for listing on the NYSE or Nasdaq, as applicable, which is the principal trading market for existing shares of FirstMark Class A Common Stock. Upon consummation of the Business Combination, the FirstMark capital stock and warrants will be delisted from the NYSE or Nasdaq, as applicable. It is a condition to both parties’ obligation to complete the Business Combination that such approval is obtained, subject to official notice of issuance and the requirement to have a sufficient number of round lot holders.

Fees and Expenses

Except with respect to all filing fees in connection with any filing under the HSR Act, 50% of which shall be borne by Starry and 50% of which will be borne by FirstMark, and certain other specified fees and expenses, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of FirstMark and Starry.

FirstMark is a blank check company incorporated on August 13, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The Business Combination is the result of an extensive search by FirstMark’s management team, including the FirstMark Board, leveraging their individual and collective networks and investing and operating experience. The terms of the Merger Agreement are the result of extensive discussions and negotiations between representatives of FirstMark and Starry. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.

On October 8, 2020, FirstMark consummated its IPO of 41,400,000 FirstMark Units, including the issuance of 5,400,000 FirstMark Units as a result of the underwriter’s full exercise of its over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $414,000,000. Each FirstMark Unit consists of one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant. Each FirstMark Warrant entitles the holder thereof to purchase one share of FirstMark Class A Common Stock at a price of $11.50 per share. Simultaneously with the closing of the IPO, FirstMark consummated the sale of 6,853,333 private placement warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of

$10,280,000. In connection with FirstMark’s IPO, Credit Suisse Securities (USA) LLC (“Credit Suisse”) acted as the sole-bookrunning manager, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as legal advisor to FirstMark, and Marcum LLP (“Marcum”) acted as the independent registered public accounting firm to FirstMark. Upon the closing of the IPO and the sale of the private placement warrants, a total of $414,000,000 was placed in the Trust Account. FirstMark incurred $23,343,332 in transaction costs related to the IPO, including $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $573,332 of other costs.

Following the completion of the IPO, FirstMark considered various potential target businesses with the objective of consummating its initial business combination. Beginning on October 26, 2020, the FirstMark management team (including Richard Heitzmann, Chief Executive Officer of FirstMark, Amish Jani, President of FirstMark and Chairman of the FirstMark Board, Daniel Gaisin, Chief Financial Officer of FirstMark, and Eric Cheung, Secretary of FirstMark), certain of FirstMark’s advisors and certain FirstMark directors held recurring meetings in order to discuss matters relating to FirstMark’s initial business combination. Such meetings were intended to allow FirstMark’s management team and certain of FirstMark’s advisors to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets. Representatives of FirstMark contacted, and were contacted by, numerous individuals and entities who presented ideas for business combination opportunities. These individuals and entities included financial advisors and companies in the enterprise software, data, data infrastructure, media, direct to consumer commerce, hospitality, logistics, healthcare, transportation, financial services, consumer services and retail sectors. FirstMark considered businesses located within the United States that FirstMark’s management team believed had encouraging long-term growth potential, exceptional management teams, were well-positioned within their industry to disrupt large incumbent industries or create entirely new categories, had large market opportunities relative to current company size and would thrive from the substantial intellectual capital, operational experience and network of FirstMark’s management team. Before identifying Starry as an attractive investment opportunity, FirstMark’s management team evaluated over 780 potential business combination targets, designated 200 of such targets “priority” targets, initiated conversations with representatives of 131 of these “priority” targets to discuss the potential for a business combination transaction, entered into non-disclosure agreements with 24 “priority” targets and submitted non-binding indications of interest to five companies, including Starry. Before ultimately selecting Starry as the most attractive investment and partnership opportunity, FirstMark’s management team actively pursued certain of such potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating preliminary terms of potential transactions with such potential business combination targets. At the conclusion of this process, FirstMark’s management team determined, and the FirstMark Board agreed, that for the reasons stated below, Starry was the most attractive business combination target. For that reason, FirstMark’s management team decided not to further pursue the other potential business combination targets at that time.

Following the IPO, the FirstMark management team began reaching out to founders and companies in the extended network of FirstMark Capital to discuss the emergence of special purpose acquisition companies and the completion of the IPO. In October 2020, Mr. Jani had a discussion with Chaitanya (“Chet”) Kanojia, the Chief Executive Officer of Starry, on the emergence of special purpose acquisition companies and the process of undertaking an initial business combination as a possible avenue for taking Starry public. Mr. Jani was aware of Starry’s business due to previous equity investments in Starry by affiliates of FirstMark Capital. As a result of these investments, Mr. Jani serves as a member of the Starry Board. Following that discussion, on October 14, 2020, FirstMark entered into a mutual non-disclosure agreement with Starry (the “Starry NDA”), which did not contain a standstill provision or a “don’t ask, don’t waive” provision.

Throughout October and November of 2020, Mr. Jani and Mr. Kanojia had multiple telephone conversations and email exchanges to discuss the general structure of special purpose acquisition companies, potential advantages that may be realized by certain companies entering into an initial business combination transaction with a special purpose acquisition company (as opposed to alternative forms of financing, including both late stage private financings and initial public offerings, or other business combination transactions). However, given

Starry’s operational progress and pursuit of alternative financing options at the time, there were no substantive conversations regarding a business combination transaction between Starry and FirstMark.

On January 25, 2021, Starry’s management team presented an update to FirstMark Capital, in connection with FirstMark Capital’s existing investments in Starry and a convertible note fundraising round for Starry. Starry’s management team shared developments with respect to Starry’s business, financial and operational metrics, as well as existing conversations around potential private financing options. On January 29, 2021, funds affiliated with FirstMark Capital invested in Starry’s convertible note financing.

On February 17, 2021, Starry began discussions with Goldman Sachs & Co. LLC (“Goldman Sachs”) on potentially engaging Goldman Sachs to represent Starry as a financial advisor in connection with a potential merger or other business combination transaction. On June 14, 2021, Starry formalized its engagement with Goldman Sachs to serve as financial advisor in connection with a potential merger or business combination with a special purpose acquisition company.

On March 5, 2021, FirstMark began conversations with external advisors to provide additional due diligence support in connection with a potential business combination transaction with Starry. On March 10, 2021, FirstMark entered into a non-disclosure agreement with certain outside consultants (the “Outside Consultants”) to provide consulting services in connection with FirstMark’s due diligence on Starry. On that same day, Credit Suisse executed a joinder to the Starry NDA. On March 12, 2021, FirstMark and Credit Suisse discussed the financial model underlying FirstMark’s ongoing valuation assessment of Starry. Following that call, Credit Suisse participated in additional calls regarding the financial model and business plan with Starry on March 16, 2021 and March 19, 2021.

On March 18, 2021, representatives of Goldman Sachs approached the FirstMark management team on behalf of Starry regarding a business combination opportunity between Starry and FirstMark. The Goldman Sachs team provided a form non-binding letter of intent and requested FirstMark submit its initial bid terms on such form. The FirstMark management team discussed this opportunity internally and Mr. Jani disclosed that he is also a member of the Starry Board and stated he would recuse himself from any discussions the Starry Board held in connection with considering a business combination opportunity with FirstMark.

On March 24, 2021, FirstMark finalized and executed an engagement letter with the Outside Consultants to prepare an analysis of the outlook for Starry’s business, including an analysis of the market structure (and its corresponding growth), its business model differentiation and economics, the opportunity for Starry to scale subscribers, Starry’s competitive positioning and the sustainability of Starry’s business model. The Outside Consultants were provided access to the Starry data room on March 23, 2021, and began detailed work leveraging Starry’s and independent data. The Outside Consultants also conducted its own Net Promoter Score (“NPS”) survey to validate customer satisfaction with Starry’s services. The Outside Consultants also conducted a management diligence session with Starry, with representatives of FirstMark in attendance, on March 25, 2021 to cover questions on these topics.

Also on March 24, 2021, representatives of FirstMark forwarded the form non-binding letter of intent to certain members of the FirstMark management team, representatives of Skadden and representatives of Credit Suisse for review and comment. Representatives from FirstMark, Skadden and Credit Suisse discussed the terms of the non-binding letter of intent from March 25, 2021 to March 26, 2021 via e-mail communications and teleconference.

On March 26, 2021, the FirstMark management team provided the FirstMark Board an update on discussions with the Starry management team regarding the business combination opportunity, including the FirstMark management team’s initial investment rationale and the state of ongoing due diligence on Starry.

On March 27, 2021, FirstMark submitted an initial non-binding letter of intent to Starry that included, subject to further due diligence, an initial enterprise value for the Starry business of $1.8 billion, on a cash-free, debt-free basis as informed by the diligence performed by the Outside Consultants. The initial enterprise valuation with respect to Starry’s business reflected in this initial letter of intent was consistent with FirstMark management team’s evaluation of the business, which was based on FirstMark management’s analysis of (i) the revenue to be generated by the business, as projected by Starry’s management in their business plan, (ii) comparable companies in analogous markets and transactions and (iii) other materials provided by Starry’s management. Notwithstanding FirstMark’s submission of such non-binding letter of intent, Starry’s management and FirstMark’s management continued their respective searches for suitable business combination partners and continued discussions with other potential candidates.

On April 7, 2021, the Outside Consultants conducted another management diligence session with Starry, with representatives of FirstMark in attendance, to cover additional questions regarding Starry’s customers’ satisfaction with Starry’s services, network buildout, assumptions regarding geographic and network expansion and competition. On April 14, 2021, the Outside Consultants delivered their final report including customer diligence, business model differentiation and sustainability and addressable market sizing. On April 16, 2021, the FirstMark management team presented an investment memo to the full FirstMark Board, outlining the investment rationale and deal terms of a potential business combination with Starry. Subsequently, the Starry management team presented to the full FirstMark Board.

On April 29, 2021, Starry entered into a non-binding letter of intent with another blank check company (“SPAC A”), which included an exclusivity provision that initially extended until June 13, 2021 and was subsequently extended until August 14, 2021 (the “SPAC A Exclusivity Termination Date”). As a result of the exclusivity provision between Starry and SPAC A, all discussions between Starry and FirstMark regarding a potential business combination opportunity were paused.

From April 29, 2021 to August 31, 2021, FirstMark continued to search for a suitable business combination target. Members of the FirstMark management team and the FirstMark Board leveraged their individual and collective networks and connections to schedule discussions with representatives of other companies that could be a potential business combination target. FirstMark’s management team conducted preliminary due diligence on these other business combination targets, had management meetings with and negotiated preliminary terms of potential transactions with such potential business combination targets.

Starry and SPAC A did not complete their negotiations of a proposed business combination and did not enter into a merger or business combination agreement upon the SPAC A Exclusivity Termination Date. As a result, following the SPAC A Exclusivity Termination Date, conversations between Starry and FirstMark regarding a potential business combination resumed. On August 18, 2021, Mr. Jani called Mr. Kanojia to inquire as to the status of negotiations between Starry and SPAC A following the SPAC A Exclusivity Termination Date. On August 20, 2021, Mr. Jani called Mr. Kanojia to discuss a potential transaction between FirstMark and Starry on terms that would resolve the outstanding commercial impasses Starry indicated it had met with SPAC A. Following internal deliberation amongst members of the FirstMark management team, Mr. Jani called Mr. Kanojia on August 22, 2021, and outlined a potential transaction structure between Starry and FirstMark.

On August 22, 2021, representatives from FirstMark, including Mr. Jani and Mr. Cheung, held a meeting with representatives of Skadden to discuss re-engaging with Starry on a potential business combination transaction. During this meeting, representatives from FirstMark and Skadden discussed the terms of the revised non-binding letter of intent FirstMark planned to submit to Starry.

On August 23, 2021, Mr. Jani, on behalf of FirstMark sent a non-binding letter of intent to Mr. Kanojia. The revised non-binding letter of intent included an enterprise value for the Starry business of $1.4 billion on a cash-free, debt-free basis. The enterprise value was adjusted based on revised projections due to prevailing market conditions and market feedback through the earlier process.

A week later, on August 30, 2021, members of Starry’s management team returned their comments to the non-binding letter of intent to the FirstMark management team.

Also on August 30, 2021, the FirstMark Board held a meeting, with members of the FirstMark management team in attendance. The FirstMark management team updated the FirstMark Board regarding negotiations of the letter of intent with Starry regarding a business combination between Starry and FirstMark and informed the FirstMark Board that they had re-considered Starry’s business and remained enthusiastic that a business combination between FirstMark and Starry would be in the interest of FirstMark and its stockholders. Members of the FirstMark management team reported that they were encouraged by Starry’s experienced management team, its large market opportunity, strong growth metrics and scalable model, including clear plans to capitalize on its scalability and its disruptive technology based on its valuable intellectual property. At the conclusion of the meeting, the disinterested members of the FirstMark Board determined it was in the best interest of FirstMark and its stockholders to continue negotiations with Starry and instructed FirstMark management to continue such negotiations. Mr. Jani and Mr. Heitzmann abstained due to potential conflicts of interest arising from Mr. Jani’s (a) service as a member of the Starry Board and (b) financial interest in FirstMark Capital, affiliated funds of which hold investments in Starry, and from potential conflicts of interest arising from Mr. Heitzmann’s financial interest in FirstMark Capital, affiliated funds of which hold investments in Starry.

The FirstMark management team, including Mr. Jani and Mr. Cheung, reviewed the revised terms from Starry in conjunction with FirstMark’s advisors at Skadden. The review included discussions on whether to include a mutual exclusivity provision in the letter of intent. Over the course of August 30, 2021 and August 31, 2021, members of the Starry management team and the FirstMark management team, including their respective advisors, continued to negotiate the terms of the non-binding letter of intent.

On September 1, 2021, Starry and FirstMark executed the non-binding letter of intent with the final agreed terms between the parties (the “LOI”). The LOI included a mutual exclusivity provision, and a pre-money equity valuation of Starry of $1.4 billion, which would not be subject to any adjustments to purchase price, including for cash, debt and debt-like items, transaction expenses or working capital. The LOI also contemplated that the closing of the proposed business combination would be conditioned on (i) the completion of any required stock exchange and regulatory review, receipt of any mutually agreed upon required FCC and other regulatory approvals, and the expiration of any waiting periods under HSR or other applicable antitrust laws, (ii) a bringdown of Starry’s and FirstMark’s representations and warranties to a Material Adverse Effect standard, (iii) a bringdown of Starry’s and FirstMark’s covenants performed to an “all material respects” standard, (iv) the approval of the proposed business combination and related matters by FirstMark’s stockholders, (v) the approval of the business combination and related matters by Starry’s stockholders, (vi) the absence of a Material Adverse Effect of Starry and (vii) a minimum of $300 million cash, including FirstMark and PIPE Investment proceeds following any redemptions, but before expenses, being available to effect the business combination. Pursuant to the LOI, the total size of the PIPE Investment was contemplated to be $125.0 million. The LOI also contemplated an earn-out structure where up to 75% of the shares in the Surviving Corporation issued to the Sponsor would be subject to forfeiture or performance-based vesting based on certain vesting conditions and to acceleration upon a change of control of the Surviving Corporation within five years of the Acquisition Merger Closing Date. The LOI further contemplated that the Sponsor would be permitted to designate one member of the board of directors of the Surviving Corporation and that Starry would designate the remaining directors in consultation with the Sponsor. Throughout the negotiations and after entering the Merger Agreement, FirstMark and Starry discussed potential Starry nominees to the Surviving Corporation board of directors.

Pursuant to the LOI, each of FirstMark and Starry agreed to be subject to an exclusivity period from the date of the LOI until the earliest of (i) the parties’ mutual agreement in writing to terminate the obligations contained in the LOI and (ii) 11:59 p.m. New York City time on Friday, October 15, 2021 (the “Exclusivity Period”). During the Exclusivity Period, both FirstMark and Starry agreed that they would not, and would direct their respective representatives not to, (i) solicit or initiative alternative transactions, (ii) participate in any discussions or negotiations regarding, or furnish or make available any information with respect to any alternative transaction or (iii) enter into any understanding, arrangement, agreement, agreement in principle or other commitment for an alternative transaction.

From September 1, 2021 through October 6, 2021, representatives of FirstMark (including representatives from Skadden) had multiple additional conversations, calls via teleconference and e-mail exchanges with representatives of Starry (including representatives of Latham and Watkins (“Latham”), Starry’s outside legal counsel), to discuss valuation, the PIPE Investment (including commitments from certain related parties to FirstMark Capital), potential conditions to closing, availability of post-closing recourse under the definitive transaction documents, restrictions on the transfer of shares of FirstMark capital stock issued in connection with the potential business combination transaction, governance matters with respect to the combined company and certain other terms and considerations with respect to a potential business combination transaction involving FirstMark and Starry. During this time, and in connection with such discussions, the parties also exchanged multiple drafts of the Merger Agreement following the delivery, at Starry’s request, of an initial draft of the Merger Agreement by representatives of Latham to representatives of Skadden on September 13, 2021.

Pursuant to Section 9.5 of FirstMark’s Amended and Restated Certificate of Incorporation, in the event FirstMark enters into a business combination with a target business that is affiliated with the Sponsor or the directors or officers of FirstMark, FirstMark, or a committee of independent directors of FirstMark, is required to obtain an opinion from an independent investment banking firm or an independent accounting firm that is a member of the Financial Industry Regulatory Authority or from an independent accounting firm that such proposed business combination is fair to FirstMark from a financial point of view. In light of the foregoing and investments in Starry by affiliated funds of FirstMark Capital, on September 3, 2021, in connection with evaluating the Merger Agreement, the proposed business combination and the other transactions contemplated thereby, FirstMark engaged Duff & Phelps to act as an independent financial advisor to FirstMark and whereby Duff would deliver a fairness opinion to FirstMark as to whether the consideration to be paid in connection with the proposed business combination with Starry was fair to FirstMark from a financial point of view, as required by the FirstMark Certificate of Incorporation. See the section entitled “Financial Advisor Opinion” for more information.

From September 1, 2021 through October 6, 2021, representatives of FirstMark (including, from time to time, representatives from Skadden) had multiple conversations, calls via teleconference and e-mail exchanges with representatives of Starry (including representatives of Latham), representatives of Starry and Goldman Sachs (including, from time to time, representatives of Latham and representatives of Paul Hastings LLP (“Paul Hastings”, legal advisor to Goldman Sachs)) and, from time to time, representatives of Credit Suisse, to discuss the current status of the investor presentation to be used in connection with the proposed transaction, the current status of the PIPE Investor meetings and the current status of the Merger Agreement and related agreements. During this time period, and in connection with such discussions, the parties also exchanged multiple drafts of the investor presentation, including diligence items in relation thereto.

From September 1, 2021 to October 6, 2021, members of the FirstMark management team and members of the Starry management team, along with the advisors of each (including Latham and Skadden), attended recurring teleconference calls to discuss the status of the business combination, including the status of the Merger Agreement and the other transaction documents.

On September 8, 2021, Starry formally engaged Goldman Sachs to serve as financial advisor in connection with a potential merger or other business combination with FirstMark.

On September 8, 2021, representatives of Skadden, at the request of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, and representatives of Paul Hastings, on behalf of Goldman Sachs, an initial draft form of PIPE Subscription Agreement to be entered into by all PIPE Investors, pursuant to which it was proposed that the PIPE Investors would agree to purchase shares of FirstMark at $10.00 per share, and each such purchase would be consummated substantially concurrently with the Acquisition Merger Closing, subject to the terms and conditions set forth therein. From September 8, 2021 through October 6, 2021, and in connection with discussions between the parties and the PIPE Investors, the parties exchanged multiple additional drafts of the PIPE Subscription Agreement and discussed each iteration of the PIPE Subscription Agreement with their respective representatives and advisors.

On September 9, 2021, Goldman Sachs was engaged to serve as placement agent to FirstMark for the PIPE Investment. Beginning on September 9, 2021 and through the week leading through October 6, 2021, representatives of FirstMark, Starry and Goldman Sachs participated in various virtual meetings with prospective participants in the PIPE Investment. During this period of time, after a draft form of the PIPE Subscription Agreement had been provided to the prospective PIPE Investors, the terms of the form of PIPE Subscription Agreements, including with respect to certain conditions to closing and the registration rights set forth in the third party form, among other terms and conditions, were further negotiated between the representatives of Skadden, Latham and Goldman Sachs, on behalf of their respective clients, and on behalf of the PIPE Investors by their respective advisors, and multiple drafts of the PIPE Subscription Agreements were exchanged prior to the execution of the agreed form of the PIPE Subscription Agreements by the parties thereto as of October 6, 2021. See the section titled “The Merger Agreement — Related Agreements —  PIPE Subscription Agreements” for additional information.

On September 10, 2021, a draft of FirstMark’s investor presentation to be used in connection with the PIPE Investment was shared with Skadden and Latham. During the following two to three weeks, representatives of each of FirstMark, Starry, Skadden, Latham and Goldman Sachs exchanged multiple drafts of the investor presentation, including diligence items in relation thereto.

During the five to six weeks from the execution of the LOI leading up to the execution of the Merger Agreement, representatives of Skadden, on behalf of FirstMark, and representatives of Latham and Starry management, as applicable, on behalf of Starry, had additional conversations and e-mail exchanges regarding legal due diligence questions and requests arising over the course of FirstMark’s and Skadden’s respective review of due diligence materials provided by or on behalf of Starry. During this period, the Outside Consultants were re-engaged by FirstMark to update their findings from the report delivered on April 16, 2021, including validation of Starry’s revised forecasts, financial performance and market developments since delivery of the earlier report. On September 15, 2021, the Outside Consultants delivered an updated report incorporating the revised management plan from Starry, an updated view of business performance and as assessment of the performance outlook. In addition, FirstMark engaged a reputable, Big 4 accounting firm to conduct additional accounting and tax due diligence on Starry and delivered those findings to FirstMark on September 23, 2021.

On September 13, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden, and representatives of the FirstMark management team, an initial draft of the Merger Agreement based on the terms of the LOI, as updated by subsequent discussions. Certain matters, including with respect to transaction structure, mechanics relating to the treatment of certain of Starry’s outstanding securities (such as the Starry Preferred Stock, Starry Warrants and Starry Options), restrictions on the conduct of Starry’s business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, certain conditions to closing and termination rights of the parties, other arrangements with Starry officers and employees, if any, and certain other terms and conditions, the details of which were not fully addressed in the LOI, required additional negotiation by the parties.

On September 13, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden and representatives of the FirstMark management team, an initial draft of the Registration Rights Agreement based on the terms of the LOI, as updated by subsequent discussions, pursuant to which, among other things, New Starry would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of the combined company that are held by the parties thereto from time to time, the terms of which the parties continued to negotiate over the course of the following month, exchanging multiple drafts thereof. During this time and in connection with these negotiations, multiple drafts of the Registration Rights

Agreement were exchanged prior to the execution of the Merger Agreement on October 6, 2021, to which the agreed form of Registration Rights Agreement was attached as an exhibit. See the section titled “The Merger Agreement — Related Agreements — Registration Rights Agreement” for additional information.

On September 13, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, an initial draft of the Sponsor Support Agreement, to be entered into by Starry, FirstMark, the Sponsor and each of FirstMark’s directors and officers, pursuant to which, among other things, the Sponsor and the members of the FirstMark Board would agree to vote in favor of the Merger Agreement, the business combination and the other transactions contemplated thereby, waive their respective redemption rights in connection with the consummation of the business combination with respect to any FirstMark Class A Common Stock held by them and the Sponsor and each of FirstMark’s directors and officers would subject any shares of New Starry Class A Common Stock issuable to them pursuant to the proposed business combination to forfeiture based on certain vesting conditions. In addition, the Sponsor would agree to forfeit a number of shares of FirstMark Class B Common Stock held by it in connection with the Class B Exchange. Over the course of the following two to three weeks, the parties continued to negotiate the terms of the Sponsor Support Agreement, including, in a later draft, the agreement that the Sponsor would forfeit 1,000,000 shares of FirstMark Class B Common Stock held by it upon the occurrence of the Class B Exchange. The parties exchanged multiple drafts during this two- to three-week period before an agreed final version of the Sponsor Support Agreement was executed by the parties thereto on October 6, 2021. See the section titled “The Merger Agreement — Related Agreements — Sponsor Support Agreement” for additional information.

Also on September 13, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, an initial draft of an Starry Holders Support Agreement, pursuant to which, among other things, certain stockholders of Starry (collectively representing at least a majority of the outstanding voting power of Starry Common Stock and each series of Starry Preferred Stock (other than the Starry Series Z Preferred Stock) on an as-converted basis) would agree to execute and deliver a written consent with respect to the outstanding shares of Starry capital stock held by them, adopting the Merger Agreement and related agreements and approving the business combination pursuant to the terms and subject to the conditions set forth therein. Over the course of the following two to three weeks, the parties continued to negotiate the terms of the Starry Holders Support Agreement, exchanging multiple drafts before an agreed final version of the Starry Holders Support Agreement was executed by the parties thereto on October 6, 2021. See the section titled “The Merger Agreement — Related Agreements — Starry Holders Support Agreement” for additional information.

Also on September 16, 2021, members of the FirstMark management team, members of the Starry management team, representatives of Latham and representatives of Skadden conducted an initial legal due diligence call.

On September 17, 2021, representatives of Skadden, at the request of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, a revised draft of the Merger Agreement following discussions with members of FirstMark’s management team that included certain changes to the transaction structure such that FirstMark would merge with and into New Starry in the SPAC Merger and then Merger Sub would merge with and into Starry, the result of which Starry would become a wholly owned subsidiary of New Starry.

On September 20, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, a further revised draft of the Merger Agreement. Over the next few days, representatives from Skadden discussed the revised draft of the Merger Agreement with members of the FirstMark management team. On September 23, 2021, representatives of Skadden, on behalf of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, a further revised draft of the Merger Agreement. After several days of discussion with members of Starry’s management team, on September 26, 2021, representatives of Latham, at the request of Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, a further draft of the Merger Agreement.

On September 24, 2021, representatives of Skadden, at the request of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, an initial draft of the Series Z Subscription Agreement, pursuant to which certain affiliates of FirstMark Capital would subscribe for shares of Starry Series Z Preferred Stock immediately prior to the closing of the proposed business combination, subject to certain customary closing conditions. Over the course of the following two to three weeks, the parties continued to negotiate the terms of the Series Z Subscription Agreement and exchanged a number of additional drafts before an agreed final version was executed by the applicable parties on October 6, 2021. See the section titled “The Merger Agreement — Related Agreements — Series Z Subscription Agreement” for additional information.

From September 26 to September 28, 2021, representatives of Skadden discussed the latest draft of the Merger Agreement with representatives of the FirstMark management team. On September 28, 2021, representatives of Skadden, at the request of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, a revised draft of the Merger Agreement. Representatives of Latham discussed this draft of the Merger Agreement with representatives of the Starry management team over the course of a few days and on October 1, 2021, representatives of Latham, at the request Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, a revised draft of the Merger Agreement. Representatives of Skadden then discussed this updated draft of the Merger Agreement with representatives of FirstMark’s management team and on October 4, 2021, representatives of Skadden, at the request of FirstMark, e-mailed to representatives of Latham, on behalf of Starry, a revised draft of the Merger Agreement.

On October 4, 2021, representatives of Latham, on behalf of Starry, e-mailed to representatives of Skadden, on behalf of FirstMark, a draft of the form of Convertible Notes Subscription Agreement, pursuant to which, among other things, FirstMark will issue and sell, in private placements, notes convertible into shares of New Starry Class A Common Stock. Over the course of the following two days, the parties continued to negotiate the terms of the form of Convertible Notes Subscription Agreement, exchanging a number of additional drafts before an agreed final version of the Convertible Notes Subscription Agreement was executed by the parties thereto on October 6, 2021. See the section titled “The Merger Agreement — Related Agreements — Convertible Notes Subscription Agreement” for additional information.

Beginning on September 9, 2021, representatives of Goldman Sachs began contacting a limited number of potential PIPE Investors (and FirstMark Capital began contacting a limited number of certain other potential PIPE Investors), each of whom agreed to maintain the confidentiality of the information received pursuant to customary over-the-wall procedures, to discuss Starry, the proposed business combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment.

On October 5, 2021, final versions of the investor presentations that had been prepared to be used in connection with the PIPE Investment were uploaded to the virtual data room for prospective PIPE Investors.

On October 6, 2021, the FirstMark Board held a meeting via teleconference, with representatives of FirstMark’s management team, representatives of Skadden and all of the members of the FirstMark Board in attendance. At the meeting, the senior management of FirstMark provided an overview of the proposed business combination with Starry (including the rationale for the proposed business combination) and updated the FirstMark Board regarding the negotiations of the terms of the proposed business combination. At the request of the FirstMark Board, representatives of Skadden provided an overview of the Merger Agreement, the Business Combination, the related ancillary agreements and of the FirstMark Board’s fiduciary duties. The FirstMark Board also received a report from members of the FirstMark management team on the findings of the fairness opinion prepared by Duff & Phelps, which concluded that the consideration to be paid by New Starry in the Business Combination pursuant to the Merger Agreement is fair to FirstMark from a financial point of view. Following the update, Mr. Jani and Mr. Heitzmann recused themselves and left the meeting. The remaining members of the FirstMark Board discussed and reviewed the proposed business combination, including Starry as the proposed business combination target, the terms and conditions of the Merger Agreement and the key ancillary agreements (copies of all of which were provided to all of the members of the FirstMark Board in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. See the section titled “The Merger Agreement — FirstMark Board’s Reasons for Approval of the Business Combination” for additional information related to the factors considered by the FirstMark Board in approving the Business Combination. Following additional discussion on these and related matters, the Merger Agreement, the form of PIPE Subscription Agreement, the form of Series Z Subscription Agreement, the form of the Convertible Note Subscription Agreement, the Sponsor Support Agreement and the Starry Holders Support Agreement were approved by all members of the FirstMark Board (other than Mr. Jani, who abstained due to potential conflicts of interest arising from (a) his service as a member of the Starry Board and (b) his financial interest in FirstMark Capital, affiliated funds of which hold investments in Starry, and Mr. Heitzmann, who abstained due to potential conflicts of interest arising from his financial interest in FirstMark Capital, affiliated funds of which hold investments in Starry) and such members of the FirstMark Board also determined, among other things (including the other proposals described in this proxy statement/prospectus), that the Business Combination Proposals are in the best interests of FirstMark and its stockholders and recommended that its stockholders vote “FOR” the proposal.

On October 6, 2021, the parties finalized the transaction documents (or forms thereof) with respect to the proposed business combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including the Starry Holders Support Agreement, the Sponsor Support Agreement, the PIPE Subscription Agreements with each of the PIPE Investors, the Series Z Subscription Agreements, the Convertible Notes Subscription Agreement and the Merger Agreement and the exhibits thereto.

On October 6, 2021, FirstMark, Starry, Holdings and Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, FirstMark also entered into the Starry Holders Support Agreement, the Sponsor Support Agreement, the PIPE Subscription Agreements, the Series Z Subscription Agreement and the Convertible Notes Agreement, in each case, with the applicable other parties thereto. Concurrently with the execution of the other agreements referenced in the prior sentence, affiliates of FirstMark Capital also entered into the Series Z Subscription Agreements. See “The Merger Agreement — Related Agreements” for additional information.

On October 7, 2021, FirstMark and Starry issued a joint press release announcing the execution of the Merger Agreement, which FirstMark filed with a Current Report on Form 8-K along with the investor presentation, transcript of a call prepared by members of FirstMark’s and Starry’s management team and used in connection with meetings with existing Starry’s shareholders and other persons regarding Starry and the Business Combination, the executed Merger Agreement, the executed Sponsor Support Agreement, the form of the Starry Holders Support Agreement, the form of the PIPE Subscription Agreement, the form of the Series Z Subscription Agreement and the form of the Convertible Note Subscription Agreement.

The FirstMark Board’s Reasons for Approval of the Business Combination

On October 6, 2021, the disinterested members of the FirstMark Board (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby and (ii) determined that the Business Combination is in the best interests of FirstMark and its stockholders. The FirstMark Board also unanimously recommended that FirstMark’s stockholders approve and adopt the Business Combination. In evaluating the Business Combination and making these determinations and this recommendation, the FirstMark Board consulted with FirstMark’s senior management, legal advisors, financial advisors and other advisors, and considered a number of factors.

The FirstMark Board and FirstMark’s senior management also considered the general criteria and guidelines that FirstMark believed would be important in evaluating prospective target businesses as described in the prospectus for the IPO. The FirstMark Board also considered that FirstMark could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for the IPO,

FirstMark stated that it intended to focus primarily on acquiring one or more businesses that met the following criteria and guidelines:

•	An exceptional management team;

•	The disruption of large incumbent industries or the creation of an entirely new category;

•	A large market opportunity relative to current company size;

•	Best-in-class growth metrics and a clear pathway to generating significant, long-term cash flow;

•	A defensible long-term business such as network effects, brand, and sustainable competitive differentiation;

•	Preparedness for the scrutiny of public markets, with corporate governance and reporting policies in place; and

•	The expectation to be well received by public investors and have good access to the public capital markets.

In considering the Business Combination, the FirstMark Board determined that the Business Combination was an attractive business opportunity that met the criteria and guidelines above, although not weighted or in any order of significance.

The members of the FirstMark Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, the FirstMark Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of the FirstMark Board may have given different weight to different factors. This explanation of the FirstMark Board’s reasons for approving, and recommending the FirstMark stockholders approve, the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

In making its final determination regarding the Business Combination, the FirstMark Board considered the following factors.

•	The Starry Business. Starry’s overall business, management team and operations.

•

Starry’s Experienced and Proven Management Team. Starry’s management team has extensive experience in key aspects of the broadband and technology industries. Starry is led by its founder and Chief Executive Officer, Chaitanya Kanojia, and executives from companies such as Aereo, Andrew, Cognizant, AT&T Bell Labs, Rockstar Games, and Esselte Group. FirstMark Capital’s long-term relationship with the management team provides deep visibility and insight into their execution capabilities and conviction in their leading-edge skills across multiple technology disciplines. Under their leadership, the FirstMark Board believes that Starry has upended the traditional dynamics of scaling broadband networks, and raised the bar for premium broadband offerings. FirstMark expects that Starry’s executives will continue to be employed by New Starry following the Business Combination. For additional information regarding Starry’s executive officers, see the section entitled “Management of Starry Following the Business Combination — Executive Officers.”

•

Highly disruptive technology based on deep intellectual property and strong moats for sustaining advantage. Starry leverages decades of experience in radio frequency, computing and integrated circuit designs to build a new fixed wireless technology on a foundation of licensed high-capacity millimeter wave spectrum. In the process, Starry invested nearly $200 million in research and development and commercialization, resulting in a highly-differentiated and unique solution for delivering last-mile broadband to millions of households. As potentially the only current vertically integrated, full-stack internet service provider, Starry has designed and controls all layers of the network, including hardware (e.g., custom-built routers, phased array beamforming and steering antennas), software (e.g., virtualized and natively-cloud based network management system), spectrum (e.g., licensed millimeter wave spectrum covering approximately 40 million homes), and human capital (e.g., interdisciplinary engineering workforce, highly-skilled field tech and installer workforce with 4.9 star rating). These purpose-built network technologies and resources leverage deep intellectual property that creates meaningful competitive moats and enables Starry to innovate potentially faster than companies reliant on complex supply chains and integrated third party technologies.

•

Starry’s Large and Growing Addressable Market. Starry operates in an enormous broadband market that is ripe for disruption given the historic lack of competition and endemic dissatisfaction. Technology has disrupted many industries, from travel to transportation, but broadband has largely stagnated primarily due to the significant capital expenditures required to build networks, including the up-front cost and time necessary to construct and connect the underlying infrastructure. The combined revenues for all U.S. fixed broadband is approximately $118 billion according to IBISWorld, and approximately 67% of the market is controlled by incumbents who enjoy a near monopoly with their customers. The FirstMark Board believes that Starry is well-positioned to disrupt these existing network models with a modern product operating at the intersection of high capacity, low cost, and quick time to build.

•

Starry’s Superior Customer Experience and Growing Subscriber Base. Starry’s modern product provides customers with a premium service offering combining fast speeds, low cost, and a great user experience centered around the customer. With Starry Internet, subscribers enjoy fast downloads and symmetrical upload capabilities for buffer-free streaming, lag-free gaming and uninterrupted video calls, while benefiting from transparent pricing. Despite the market concentration around incumbents, broadband subscribers are often limited to expensive bundles with limited service offerings, data caps, and questionable privacy and security standards. Bundled services are rarely customized to meet customers’ precise needs and draw in customers with opaque pricing and feature sets. As a result, the average incumbent NPS is 0. Though internet access is a universal need, bad internet service experiences are a shared experience across geographies and demographics, translating to enormous opportunity for Starry, both in the U.S. and internationally. Starry’s service is engineered to delight customers and it shows: Starry has an industry-leading all time NPS of 61 and 72 in 2021 (72 as of the second quarter of 2021), far above other incumbents. After 30 months of operation (targeting only a subset of coverage), Starry has 48,000 subscribers across 6 markets, and is expected to surpass 60,000 by year-end 2021.

•

Starry’s Efficient and Scalable Model. Starry’s unique network architecture allows Starry to very rapidly enter new geographies with coverage at a fraction of the cost of alternatives, and aligns the majority of capital expenditure with subscriber orders on a success basis. With delivery across multiple geographies, the Starry network platform is proven ready for efficient operational scaling. The modern architecture enables Starry to shorten deployment timelines and scale gigabit networks across entire cities in months, not years. Starry’s unit economics are favorable when compared to those of fiber competitors, as the cost per home passed is substantially lower, capital expenditure is largely success-based, the time to activate a market can be only six to nine months, and EBITDA breakeven can be achieved at 4% penetration.

•

Starry’s Rapid Growth and Expansive Future Opportunities. Starry’s network already covers 4.7 million households across six markets as of the second quarter of 2021 and is expected to cover 25 million households in 2026E (its licensed spectrum covers 40 million homes across 37 states). The serviceable TAM in markets with existing spectrum licenses is $37 billion (including households and small / medium businesses), and Starry sees additional opportunity in international geographies (although not included in the projections). For those buildings in which Starry’s network has been deployed for at least one year, the average penetration rate is approximately 24%, demonstrating the pace at which Starry acquires customers, and accordingly, revenue growth was 187% from 2019 to 2020.

•

Best Available Opportunity. After a thorough review of other business combination opportunities reasonably available to FirstMark, the FirstMark management team and the FirstMark Board determined that the Business Combination represents the best potential business combination for FirstMark based upon the process utilized to evaluate and assess other potential acquisition targets, and the FirstMark Board’s belief that such processes had not presented a better alternative.

•

Continued Ownership By Starry Equity holders. Upon the consummation of the Business Combination, Starry’s existing equity holders will receive a significant amount of New Starry Common Stock as its consideration. Assuming no Public Stockholders exercise their redemption right in connection with the Business Combination and after giving effect to the PIPE Investment and Series Z Investment, the existing equity holders of Starry will represent approximately 70% of the pro forma ownership of New Starry upon the consummation of the Business Combination. See the section titled “Beneficial Ownership of Securities — Expected Beneficial Ownership of New Starry Following Business Combination.”

•

Stockholder Liquidity. The obligation in the Merger Agreement that the New Starry Class A Common Stock issued as consideration pursuant to the Business Combination be listed on the NYSE or Nasdaq, which the FirstMark Board believes has the potential to offer the existing FirstMark stockholders greater liquidity upon consummation of the Business Combination.

•

PIPE Investment, Convertible Notes Investment and Series Z Investment. Certain investors, including unrelated top-tier institutional investors, are investing, collectively: (a) an additional $109 million in New Starry pursuant to their participation in the PIPE Investment, (b) an additional $150 million in New Starry pursuant to their participation in the Convertible Notes Investment and (c) an additional $21 million in Starry pursuant to their participation in the Series Z Investment.

In addition, in connection with the Business Combination, the Closing Surviving Corporation Cash is expected to remain on the balance sheet of New Starry following the consummation of the Business Combination in order to fund Starry’s existing operations and support new and existing growth initiatives. The FirstMark Board considered this a strong sign of confidence in Starry following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

•

Results of Due Diligence. The results of a due diligence investigation conducted by FirstMark’s management team and outside advisors, including legal and financial advisors, from March 5, 2021 to April 29, 2021, and then from August 31, 2021 to October 6, 2021, such investigation, including:

•	numerous teleconference meetings, calls and email exchanges with members of the Starry management team regarding its operations, business plan and the proposed transaction; and

•

review of materials related to Starry and its business, made available by Starry and deemed appropriate for review in the context of the size of the transaction and the scope of Starry’s operations, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters, other regulatory and compliance matters and other legal and business information.

•

Terms of the Merger Agreement. The terms of the Merger Agreement and the related transaction agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See the section entitled “The Merger Agreement” for detailed descriptions of the terms and conditions of these agreements.

•

The Role of the Independent Directors. The independent directors of the FirstMark Board, Luis Ubiñas, Frederick Ball, Allison Goldberg and Jason Robins, evaluated the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, and unanimously approved, as members of the FirstMark Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

•

Opinion of Financial Advisor. Duff & Phelps rendered an opinion to FirstMark that concluded the consideration to be paid by New Starry in the Business Combination was fair, from a financial point of view, to FirstMark.

The FirstMark Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•

Potential Inability to Complete the Merger. The possibility that the Business Combination may not be completed and the potential adverse consequences to FirstMark if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. The FirstMark Board considered the uncertainty related to the consummation of the Business Combination, including that certain closing conditions are largely outside of the control of the parties to the transaction (such as the need for stockholder and antitrust approval).

•

COVID-19. Uncertainties regarding the potential impact of the ongoing COVID-19 pandemic and related economic disruption on Starry’s customer utilization rates, due to changes in consumer behavior, as well any temporary relief to minimums that Starry may offer to customers facing headwinds due to the COVID-19 pandemic.

•

Potential Public Stockholder Redemptions. The risk that the Public Stockholders may redeem a portion or all of their shares of FirstMark Common Stock for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to Starry following the consummation of the Business Combination. The consummation of the Business Combination is conditioned upon the Closing Surviving Corporation Cash equaling or exceeding $300.0 million.

•

Starry’s Business Risks. The FirstMark Board considered that FirstMark stockholders would be subject to the execution risks associated with New Starry if they retained their public shares following the consummation of the Business Combination, which were different from the risks related to holding public shares of FirstMark prior to the consummation of the Business Combination. In this regard, the FirstMark Board considered that there were risks associated with successful implementation of New Starry’s long term business plan and strategy and New Starry realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential negative impact, including the potential impact of the COVID-19 pandemic and related macroeconomic uncertainty. The FirstMark Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that FirstMark stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

•

Post-Business Combination Corporate Governance. The FirstMark Board considered the corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of New Starry following the consummation of the Business Combination. In particular, they considered that the parties have not entered into any agreement in respect of the composition of the New Starry Board after the consummation of the

Business Combination, except for the parties’ respective rights to designate the initial director nominees. See the section entitled “The Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement.

Given that the existing equity holders of Starry will collectively control shares representing a majority of New Starry’s total outstanding shares of common stock upon completion of the Business Combination, and that the New Starry Board will be classified following the consummation of the Business Combination pursuant to the terms of the Proposed Organizational Documents, the existing Starry equity holders may be able to elect future directors and make other decisions (including approving certain transactions involving New Starry and other corporate actions) without the consent or approval of any of FirstMark’s current stockholders, directors or management team. See the section entitled “Proposal No. 2 — The Organizational Documents Proposal” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Outside Date. The Merger Agreement may be terminated if the Business Combination is not consummated by the Termination Date; provided that the right to terminate will not be available if FirstMark’s material breach of the Merger Agreement is the primary cause of the failure to consummate; and provided, further that the right to terminate will not be available if FirstMark is in material breach of its obligations under the Merger Agreement.

•

Exclusivity. The Merger Agreement includes an exclusivity provision prohibiting FirstMark from initiating, discussing, or making certain proposals to other companies which could lead to an alternative business combination with a company other than Starry.

•

Stockholder Vote. The risk that FirstMark’s stockholders may fail to vote in favor of and approve each of the Condition Precedent Proposals and therefore the Business Combination may fail to be consummated.

•	Minority Position. The fact that the Public Stockholders will hold a minority share position in New Starry.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Starry. The terms of the Merger Agreement provide that FirstMark will not have any surviving remedies against Starry or its equity holders after the Acquisition Merger Closing to recover for losses as a result of any inaccuracies or breaches of the Starry representations, warranties or covenants set forth in the Merger Agreement. As a result, FirstMark stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Starry prior to the Acquisition Merger Closing, whether determined before or after the Acquisition Merger Closing, without any ability to reduce the number of New Starry capital stock to be issued in the Business Combination or recover for the amount of any damages. The FirstMark Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of Starry will be, collectively, the majority equity holders in New Starry.

•

Diversion of Management. The potential for diversion of Starry management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Starry’s business.

•	Risk Factors. The FirstMark Board considered risks of the type and nature described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the FirstMark Board also considered:

•

Interests of Certain Persons. Some officers and directors of FirstMark may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of FirstMark’s stockholders, including the interests of certain directors and officers of FirstMark as further described in the section entitled “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination”). The disinterested directors of FirstMark reviewed and considered these interests during the evaluation and negotiation of the Business Combination and concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) certain of these disparate interests would exist with respect to a business combination with any target business combination party and (iii) the Business Combination was structured so that (x) the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the public shares (y) a significant portion of the consideration to FirstMark’s directors and executive officers was structured to be realized based on the future performance of Starry’s common stock. With respect to the potentially disparate interests of Mr. Jani and Mr. Heitzmann in particular, each recused himself from the FirstMark Board’s determination to approve the Business Combination and Merger Agreement.

Upon considering the aforementioned factors, the FirstMark Board concluded that the potential benefits that it expected FirstMark and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the disinterested members of the FirstMark Board determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, FirstMark and its stockholders.

The preceding discussion of the information and factors considered by the FirstMark Board is not, and does not purport to be, an exhaustive list, but includes the material factors considered by the FirstMark Board. The FirstMark Board evaluated this information and the Business Combination as a whole and considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

Opinion of Duff & Phelps, the Financial Advisor to FirstMark

On September 3, 2021, FirstMark retained Duff & Phelps, a Kroll business operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to FirstMark and to provide to FirstMark a fairness opinion in connection with the Business Combination. On October 6, 2021, Duff & Phelps delivered its opinion, dated October 6, 2021 (the “Opinion”), to FirstMark that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be paid by New Starry in the Business Combination was fair, from a financial point of view, to FirstMark.

In selecting Duff & Phelps, the management team of FirstMark considered, among other things, the fact that Duff & Phelps is a reputable investment banking firm and a global leader in providing fairness opinions to companies and boards of directors. Duff & Phelps is continuously engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex L and is incorporated herein by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. FirstMark stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Duff & Phelps in connection with rendering the Opinion.

The Opinion was approved by Duff and Phelps’ fairness committee. The Opinion was provided for the information of, and directed to, FirstMark to assist FirstMark and the FirstMark Board in connection with their consideration of the financial terms of the Business Combination.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable it to render the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

FirstMark’s audited balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder’s equity and cash flows for the period from August 13, 2020 (Inception) through December 31, 2020 on Form 10-K/A filed with the SEC on May 27, 2021 and FirstMark’s unaudited interim financial statements for March 31, 2021 and June 30, 2021 included in FirstMark’s Form 10-Q filed with the SEC on May 28, 2021 and August 13, 2021, respectively;

b.

Audited financial information for Starry for the years ended December 31, 2019 and December 31, 2020, and estimated financial information for Starry for the year ended December 31, 2021, which Starry’s management identified as being the most current financial statements available and on which Duff & Phelps was instructed to rely by the management of FirstMark;

c.

Capitalization information for Starry, prepared by FirstMark, pro forma for the Business Combination, the PIPE Investment and the Convertible Notes Investment, provided to us by the management of FirstMark and on which Duff & Phelps was instructed to rely by the management of FirstMark;

d.

Other internal documents relating to the history, current operations, and probable future outlook of Starry, including financial projections for the years ended December 31, 2022 through December 31, 2026, prepared by Starry and provided to Duff & Phelps by the management of FirstMark (the “Financial Projections”) and on which Duff & Phelps was instructed to rely by the management of FirstMark;

e.

Letter dated October 6, 2021 from the management of FirstMark and Starry which made certain representations as to historical financial statements, the Financial Projections and the assumptions underlying the Financial Projections, for FirstMark and Starry, respectively;

f.	Starry Investor Presentation dated October 2021;

g.	Final draft of the Merger Agreement, dated October [6], 2021;

h.	Final draft of the Convertible Senior Notes Indenture, dated October 6, 2021;

i.	Final draft of the Convertible Note Subscription Agreement, dated October 4, 2021;

j.	Final draft of the Sponsor Support Agreement, dated October [6], 2021;

k.	Final draft of the Series Z Subscription Agreement, dated October 4, 2021; and

l.	Draft of the PIPE Subscription Agreement, dated October 5, 2021;

2.	Discussed the information referred to above and the background and other elements of the Business Combination with the management of FirstMark and with the management of Starry;

3.	Discussed with FirstMark management the plans and intentions with respect to the management and operation of FirstMark following the completion of the Business Combination;

4.	Reviewed the historical trading price and trading volume of FirstMark Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Business Combination, Duff & Phelps, with FirstMark’s consent:

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including FirstMark management, and did not independently verify such information;

•

Relied upon the fact that the FirstMark Board and FirstMark have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

•

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions, including the assumption that the PIPE Investment, Series Z Investment and the Convertible Notes Investment will be completed on or prior to consummation of the Business Combination;

•	Assumed that information supplied and representations made by FirstMark and Starry management are substantially accurate regarding FirstMark, Starry and the Business Combination;

•	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate (subject to the disclosure schedules to the Merger Agreement);

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of FirstMark or Starry since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in accordance with the Merger Agreement without any material amendments thereto or any material waivers of any terms or conditions thereof; and

•

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on FirstMark, Starry, or the contemplated benefits expected to be derived in the Business Combination.

Given FirstMark’s nature as a special purpose acquisition company, for purposes of the Opinion and at FirstMark’s direction and with FirstMark’s consent, Duff & Phelps assumed a value of $10.00 per share of FirstMark Class A Common Stock and FirstMark Class B Common Stock in calculating the value of such common stock, with such $10.00 value being based on the sale price of the FirstMark Units sold in the IPO and the approximate amount of cash contained in the Trust Account per outstanding share of FirstMark Class A

Common Stock (excluding, for the avoidance of doubt, any dilutive impact of the shares of FirstMark Class B Common Stock or any FirstMark Warrants or any other securities). Duff & Phelps further assumed, for purposes of the Opinion and at FirstMark’s direction and with FirstMark’s consent, that FirstMark Class A Common Stock and FirstMark Class B Common Stock are identical in all respects.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared the Opinion effective as of the date thereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate FirstMark’s or Starry’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the PIPE Investment, the Series Z Investment, the Convertible Notes Investment, the assets, businesses or operations of FirstMark or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from FirstMark’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination, or (iii) advise FirstMark, the FirstMark Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps did not express any opinion as to the market price or value of the New Starry Common Stock or other securities of New Starry or Starry Common Stock or other securities of Starry (or anything else) after the announcement or the consummation of the Business Combination. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of FirstMark’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of FirstMark’s or Starry’s officers, directors, or employees, or any class of such persons, relative to the consideration to be paid by New Starry in the Business Combination pursuant to the Merger Agreement, or with respect to the fairness of any such compensation.

The Opinion was furnished solely for the use and benefit of FirstMark in connection with its consideration of the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description hereof in this proxy statement/prospectus and any other filing FirstMark is required to make with the SEC in connection with the Business Combination if such inclusion is required by the applicable law. The Opinion (i) did not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) did not address any transaction related to the Business Combination, including the PIPE Investment, the Series Z Investment and the Convertible Notes Investment; (iii) was not a recommendation as to how FirstMark or any stockholder of FirstMark or Starry should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) did not indicate that the consideration paid by New Starry in the Business Combination pursuant to the Merger Agreement was the best possibly attainable by

FirstMark under any circumstances; instead, the Opinion merely states whether the consideration in the Business Combination pursuant to the Merger Agreement is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party or person.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinion to FirstMark. This summary is qualified in its entirety by reference to the full text of the Opinion, attached to this proxy/prospectus as Annex L. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to FirstMark, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at the conclusion in the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Valuation Methodologies

Income Approach (Discounted Cash Flow Analysis)

The Income Approach is a valuation technique that provides an estimation of the fair market value of an asset (or business) based on the cash flows that an asset (or business) can be expected to generate over its remaining useful life. The Income Approach begins with an estimation of the annual cash flows a market participant would expect the subject asset (or business) to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value (if any) of the asset (or business) at the end of the discrete projection period to arrive at an estimate of fair market value.

For business valuations, the Income Approach is typically applied through a Discounted Cash Flow (“DCF”) Analysis. Under the DCF analysis, the valuation is based on the present value of estimated future cash flows for the expected life of the asset (or business) discounted at a rate of return that considers the relative risk of achieving those cash flows and the time value of money.

Market Approach (Selected Public Companies Analysis)

The Market Approach is a valuation technique that provides an estimation of fair market value based on market prices in actual transactions and on asking prices for assets (or businesses). The valuation process is a comparison and correlation between the subject asset (or business) and other similar assets (or businesses). Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair market value of the subject asset (or business).

Valuation Methodologies Utilized

Considering the business plan for Starry is essentially a venture business with significant value in the opportunity to execute on its plans for subscriber growth and new market entry, Duff & Phelps deemed it appropriate to rely on the Income Approach to value Starry. In applying the Income Approach, Duff & Phelps relied on the Financial Projections, as prepared by Starry and provided to Duff & Phelps by the management of FirstMark, as the basis for the DCF analysis. Duff & Phelps utilized the Market Approach to select a terminal multiple in the DCF analysis.

Income Approach (Discounted Cash Flow Analysis) Summary

Duff & Phelps performed a DCF analysis of the estimated future unlevered free cash flows attributable to Starry for the fiscal years ending December 31, 2021 through December 31, 2026, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The DCF analysis was used to determine the net present value of estimated future free cash flows utilizing a venture rate of return for a company exhibiting characteristics in the “early-stage” and “later-stage” venture capital phase as the applicable discount rate. For the purposes of its DCF analysis, Duff & Phelps utilized and relied upon the Financial Projections provided to it, which are described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Certain Projected Financial Information.”

Duff & Phelps estimated the net present value of all cash flows attributable to Starry after fiscal year 2026 (the “Terminal Value”) using a terminal revenue multiple range of 10.00x to 11.00x. Duff & Phelps reviewed selected public companies that it deemed relevant to its analysis to select the terminal revenue multiple range (as described in further detail in the Market Approach section below). Duff & Phelps used discount rates ranging from 40% to 45%, reflecting Duff & Phelps’ estimate of the expected return required for an investment in Starry, to discount the projected free cash flows and the Terminal Value. Duff & Phelps considered a number of factors in determining the discount rate range. Duff & Phelps considered Starry to be an “early-stage” / “later-stage” venture as Starry has significant operational / execution risks. Determination of an appropriate discount rate requires a certain degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate, including: (i) Starry’s stage in the cycle of management’s business plan; (ii) Starry’s projected financial performance and growth; and (iii) the risks facing Starry in order to achieve the projected results, including execution risk and competitive risks, among others. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ DCF analysis resulted in an estimated enterprise value range for Starry of $1,400 million to $1,950 million.

Market Approach (Selected Public Companies Analysis) Summary

Duff & Phelps analyzed selected public companies for purposes of estimating valuation multiples with which to select a terminal revenue multiple range for Starry to utilize in the DCF analysis. This analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to Starry. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of Starry and the Business Combination cannot rely solely upon a quantitative review of the selected public companies, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Starry. Therefore, the selected public companies analysis is subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of Starry to corresponding data and ratios from publicly traded companies that were deemed relevant to its analysis, including companies with consumer digital subscription business models. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The seven companies included in the selected public company analysis were:

Selected Companies	Bumble Inc.

fuboTV Inc.

Match Group, Inc.

Netflix, Inc.

Peloton Interactive, Inc.

Roku, Inc.

Spotify Technology S.A.

Duff & Phelps selected these companies for its analysis based on their relative similarity to Starry, primarily in terms of business model and stage of the company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2021, 2022, 2023, and 2024 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to Starry’s fiscal year ends for which information was available. Data related to Starry’s EBITDA were adjusted for purposes of this analysis to eliminate any non-recurring income (expenses).

COMPANY INFORMATION	REVENUE GROWTH
Company Name	3-YR CAGR	LTM	2021	2022	2023	2024
Bumble Inc.	NA	NA	30.5%	23.9%	22.2%	18.7%
fuboTV Inc.	NA	647.9%	160.9	62.6	47.0	31.3
Match Group, Inc.	NM	21.8	26.2	22.9	16.5	23.5
Netflix, Inc.	28.8%	21.9	18.7	14.6	15.2	12.7
Peloton Interactive, Inc.	109.9	120.3	47.1	45.1	21.1	18.5
Roku, Inc.	51.4	72.0	60.8	37.9	34.5	32.0
Spotify Technology S.A.	24.4	17.7	21.2	18.7	17.6	15.5

Starry	NA	NA	73.6%	202.1%	115.7%	136.5%

Starry (2026 as LTM)		63.8%

COMPANY INFORMATION	EBITDA MARGIN
Company Name	3-YR AVG	LTM	2021	2022	2023	2024
Bumble Inc.	13.0%	19.0%	20.6%	20.9%	22.3%	23.8%
fuboTV Inc.	NA	-59.7	-46.8	-31.8	-21.8	-17.7
Match Group, Inc.	33.6	32.4	30.8	32.0	32.3	36.6
Netflix, Inc.	14.3	22.5	21.0	22.8	25.2	27.8
Peloton Interactive, Inc.	-4.8	1.5	-14.6	-2.9	2.0	6.5
Roku, Inc.	-0.9	12.9	6.3	5.4	9.4	13.5
Spotify Technology S.A.	-1.1	-0.5	-1.1	0.3	2.0	3.3

Starry	NA	NA	-471.1%	-111.6%	-32.0%	7.8%

Starry (2026 as LTM)		40.9%

COMPANY INFORMATION	EBITDA — CAPEX MARGIN
Company Name	3-YR AVG	LTM	2021	2022	2023	2024
Bumble Inc.	10.9%	17.1%	18.4%	19.0%	20.5%	22.2%
fuboTV Inc.	NA	-60.2%	-49.8%	-35.0%	-24.0%	-17.7%
Match Group, Inc.	31.7%	30.3%	28.1%	30.5%	31.0%	35.5%
Netflix, Inc.	12.9%	20.9%	19.6%	21.4%	23.9%	26.3%
Peloton Interactive, Inc.	-12.6%	-4.5%	-24.5%	-8.4%	-1.9%	3.2%
Roku, Inc.	-5.5%	11.5%	4.6%	3.3%	7.5%	12.2%
Spotify Technology S.A.	-2.9%	-1.6%	-2.2%	-0.7%	1.0%	2.4%

Starry	NA	NA	-708.4%	-175.3%	-81.5%	-31.5%

Starry (2026 as LTM)		19.0%

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

COMPANY INFORMATION	ENTERPRISE VALUE AS MULTIPLE OF
Company Name	LTM Revenue	2021 Revenue	2022 Revenue	2023 Revenue	2024 Revenue	2025 Revenue
Bumble Inc.	10.73x	9.67x	7.81x	6.39x	5.38x	4.51x
fuboTV Inc.	8.44	6.20	3.81	2.59	1.97	1.42
Match Group, Inc.	18.14	16.04	13.05	11.20	9.07	7.68
Netflix, Inc.	10.25	9.53	8.31	7.22	6.40	5.64
Peloton Interactive, Inc.	6.47	5.99	4.13	3.41	2.88	2.50
Roku, Inc.	17.46	14.17	10.28	7.64	5.79	4.48
Spotify Technology S.A.	3.94	3.56	2.99	2.55	2.21	2.00

Mean	10.78x	9.31x	7.20x	5.86x	4.81x	4.03x
Median	10.25x	9.53x	7.81x	6.39x	5.38x	4.48x

LTM = Latest Twelve Months

Summary of Selected Public Companies Analysis

In order to estimate a terminal multiple range for Starry, Duff & Phelps took into consideration Starry’s size, growth outlook, profit margins, revenue mix and other characteristics relative to the selected public companies. Based on these analyses, Duff & Phelps selected a terminal revenue multiple range of 10.00x to 11.00x which was utilized in the DCF analysis to estimate the enterprise value range of Starry.

Summary of Financial Analysis

Duff & Phelps estimated the enterprise value of Starry to be in the range of $1,400 million to $1,950 million. Based on this enterprise value range, Duff & Phelps estimated Starry’s aggregate equity value range to be $1,778 million to $2,328 million after adding estimated pro forma cash of $482 million, adding $46 million of tax attributes at present value, and subtracting pro forma convertible debt of $150 million. Duff & Phelps estimated Starry’s adjusted aggregate equity range to be $1,703 million to $2,243 million after subtracting the aggregate fair value of the public warrants and the private warrants of $32 million and estimated value of the Earnout Shares of $43 million to $54 million. Duff & Phelps noted that the consideration to be paid by New Starry in the Business Combination was within the concluded range of the value of the adjusted aggregate equity value range, taking into account New Starry’s pro forma ownership of Starry.

The Opinion was only one of the many factors considered by the FirstMark Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the FirstMark Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to FirstMark, FirstMark agreed to pay Duff & Phelps a fee of $600,000. The entirety of Duff & Phelps’ fee was deemed to be earned upon the delivery by Duff & Phelps of the Opinion to FirstMark, with a portion of such fee payable upon the delivery by Duff & Phelps of the Opinion to FirstMark and the remaining portion payable upon consummation of the Business Combination. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion, which additional fees will only become payable upon consummation of the Business Combination. FirstMark has also agreed to reimburse Duff & Phelps for its reasonable and documented out-of-pocket expenses and reasonable and documented fees and expenses of counsel retained by Duff & Phelps in connection with the engagement. FirstMark has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which FirstMark believes are customary in transactions of this nature, were negotiated at arm’s length, and the FirstMark Board is aware of these fee arrangements.

Disclosure of Prior Relationships

Other than the Opinion rendered to FirstMark, Duff & Phelps is currently engaged to provide portfolio valuation advisory services to an affiliate of FirstMark. For this engagement, Duff & Phelps will receive customary fees, expense reimbursement, and indemnification. The FirstMark Board is aware of this other engagement.

Satisfaction of 80% Test

It is a requirement under the FirstMark Certificate of Incorporation that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the New York Stock

Exchange require that FirstMark’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of October 6, 2021, the date of the execution of the definitive agreement for the proposed Business Combination, the balance of the Trust Account was approximately $414.0 million (including the $14,490,000 deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $331,200,000. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, the FirstMark Board used a pre-money equity value of $1.4 billion, which would not be subject to any adjustments to purchase price, including for cash, debt and debt-like items, transaction expenses or working capital, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. In determining whether the enterprise value described above represents the fair market value of Starry, the FirstMark Board considered all of the factors described in the section of the proxy statement/prospectus captioned “FirstMark Board’s Reasons for Approval of the Business Combination” and the fact that the purchase price for these businesses was the result of an arm’s-length negotiation. As a result, the FirstMark Board concluded that the fair market value of Starry was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Certain Projected Financial Information

Starry does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Starry has prepared the projected financial information set forth below and provided to FirstMark certain internal, unaudited projected financial information in connection with the evaluation of the Business Combination. The accompanying projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of Starry’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Starry management’s knowledge and belief, the expected course of action and the expected future financial performance of Starry. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the projected financial information.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

The unaudited prospective financial information of Starry is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of New Starry’s senior management, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starry” as well as the following:

•

Starry’s planned execution of its current geographic footprint, growing from six markets in 2021 to greater than 20 markets by 2025, resulting in homes passed of 21 million and homes serviceable of 15 million by 2025;

•	expected increase in revenue attributable to sales from small and medium sized businesses anticipated to begin in 2023;

•	expected increase in revenue driven by customer demand for voice and other services;

•

improvement in gross profit margin attributable to declining cost of revenue per subscriber, driven primarily by fixed nature of site operating costs as well as improvements in customer service costs with scale;

•	an assumed improvement related to capital expenditures due to economies of scale, planned investment in research and development and improvement in Starry’s fixed wireless technology; and

•

continued alliance with strategic partners in new markets, enabling faster deployment and lower capex requirements for Starry due primarily to expected variable as well as the success-based nature of capital expenditures.

The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of Starry’s management, such financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Starry’s senior management’s knowledge and belief, the expected course of action and the expected future financial performance of Starry as of September 2021. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of FirstMark, Marcum LLP, FirstMark’s independent registered public accounting firm, and Deloitte & Touche LLP, Starry’s and New Starry’s independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NONE OF NEW STARRY, STARRY OR FIRSTMARK INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE PREPARATION OF THE PROSPECTIVE FINANCIAL INFORMATION IN SEPTEMBER 2021. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION

MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF NEW STARRY, STARRY OR FIRSTMARK OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY STARRY STOCKHOLDER, FIRSTMARK STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. FIRSTMARK DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures, and these measures may be different from non-GAAP financial measures used by other companies. Each of New Starry, Starry and FirstMark believes that the use of these non-GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating its ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The following table sets forth certain summarized prospective financial information for Starry that FirstMark management reviewed with the FirstMark Board:

$ in millions	2021E	2022E	2023E	2024E	2025E	2026E
Total Revenue	$22	$67	$145	$343	$679	$1,113
Included Regulatory Revenue(1)	—	$26	$26	$26	$26	$26
YoY Total Revenue Growth	74%	202%	116%	136%	98%	64%
Adjusted Gross (Loss) Profit(2)	$(6)	$38	$101	$264	$561	$940
Adjusted Gross Margin %	NM	56%	70%	77%	83%	84%
Adjusted Total Operating Expenses(3)	$(98)	$(112)	$(143)	$(223)	$(320)	$(421)
Adjusted EBITDA(4)	$(105)	$(74)	$(41)	$41	$241	$519
Adjusted EBITDA Margin %	NM	NM	NM	12%	35%	47%
Capital Expenditures	$(53)	$(43)	$(72)	$(135)	$(175)	$(244)
Free Cash Flow(5)	$(158)	$(118)	$(118)	$(108)	$32	$211

(1)	Regulatory revenue is subject to final FCC approval of Starry’s pending Auction 904 long-form application, and no additional subsidies are included in the projections.
(2)	Adjusted Gross (Loss) Profit is a non-GAAP financial measure and is determined based on GAAP gross (loss) profit before depreciation expense recorded in cost of revenue.
(3)	Adjusted Total Operating Expenses is a non-GAAP financial measure and is determined based on GAAP total operating expenses before depreciation expense recorded in operating expenses.
(4)

Adjusted EBITDA a non-GAAP financial measure and is determined based on EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations (including stock-based compensation expenses and the fair value adjustment of derivative liabilities).

(5)	Free Cash Flow is defined as EBITDA minus capital expenditures and revenue share to Starry’s utility partner.

The following table sets forth key financial metrics utilized by Starry’s management in preparing the prospective financial information:

Key Non-Financial Metrics

	2021E	2022E	2023E	2024E	2025E	2026E
Addressable Households (M)	10	12	13	15	21	25
Homes Serviceable (M)	5	6	7	10	15	19
Total Subscribers (000s)	62	115	228	506	906	1,429
Penetration of Homes Serviceable(1)	1%	2%	3%	5%	6%	7%

(1)	Penetration of Homes Serviceable is defined as total residential subscribers as a proportion of total homes serviceable.

Post-Business Combination Ownership Structure

The diagram below depicts a simplified version of New Starry’s organizational structure immediately following the completion of the Business Combination, assuming no Public Stockholders exercise their redemption right in connection with the Business Combination.

(1)

The number of shares of New Starry Class A Common Stock issued to the holders of Starry Common Stock, Starry Options and Starry RSU Awards will fluctuate based on the number of shares of Starry Common Stock and Starry RSU Awards outstanding and shares of Starry Common Stock underlying Starry Options, whether vested or unvested (and the exercise price of such Starry Option), outstanding immediately prior to the Acquisition Merger Effective Time.

(2)

Starry stockholders holding New Starry Class A Common Stock and New Starry Class X Common Stock will hold approximately 60% and 10%, respectively of the shares of New Starry following the consummation of the Business Combination.

(3)	Excludes Earnout Shares subject to forfeiture if certain performance-based vesting requirements are not met.

Material Adverse Effect

Under the Merger Agreement, a “Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on (I) the assets, business, results of operations or financial condition of Starry and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under clause (I) (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects Starry and its subsidiaries, taken as a whole, as compared to other similarly situated persons operating in the industries in which Starry and its subsidiaries operate): (a) any change or development in applicable laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industries in which Starry and its subsidiaries operate, (c) the announcement or execution of the Merger Agreement, the pendency or consummation of the Mergers or the performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees, (d) any change generally affecting any of the industries or markets in which Starry or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Merger Agreement or with the prior written consent of FirstMark, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus) or any mutation or variation thereof or related health condition)), weather condition, explosion, fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Starry or its subsidiaries operate, including civil unrest, the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking), including upon the United Sates or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Starry and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or (i) any matters specifically disclosed in the disclosure schedules of Starry and its subsidiaries delivered in connection with the Merger Agreement; or (II) the ability of Starry and its subsidiaries to consummate the transactions contemplated by the Merger Agreement.

Governing Law; Jurisdiction

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Employee Matters

Prior to the Acquisition Merger Effective Time, the Surviving Corporation has agreed to approve and adopt the Equity Incentive Plan and the ESPP as agreed to between FirstMark and Starry. Within two business days following of the 60-day period following the date the Surviving Corporation files the current Form 10 information with the SEC reflecting its status as an entity rather than a shell company, the Surviving Corporation shall use its reasonable best efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the New Starry Common Stock issuable under the Equity Inventive Plan and/or the ESPP, and the Surviving Corporation has agreed to use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus(es) contained therein) for so long as awards granted pursuant to the Equity Incentive Plan or acquired under the ESPP remain outstanding.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, FirstMark, the Initial Stockholders, Starry and New Starry entered into the Sponsor Support Agreement, dated as of October 6, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D. Pursuant to the Sponsor Support Agreement, each Initial Stockholder has agreed to, among other things, appear at any meeting of the stockholders of FirstMark, cause all of their shares to be counted as present at such meeting for the purposes of calculating a quorum, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby (which, for the avoidance of doubt, includes the Business Combination Proposals), and vote against any business combination proposal, transaction agreement or other transaction other than the Business Combination Proposals, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the terms of the Sponsor Support Agreement, during the Interim Period, the Initial Stockholders will not (i) indirectly directly or indirectly sell, transfer, hypothecate, pledge, encumber, assign or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) either voluntarily or involuntarily, any of its FirstMark Common Stock or FirstMark Warrants (ii) enter into any contract or option with respect to any transaction specified in clause (i) or any hedging or swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its FirstMark Common Stock or FirstMark Warrants, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), subject to certain customary exceptions.

The FirstMark Common Stock and FirstMark Warrants held by the Initial Stockholders are also subject to a lock-up. Subject to and conditioned upon the occurrence of the Acquisition Merger Effective Time, each Initial Stockholder agrees that such Initial Stockholder shall not transfer any shares of New Starry Common Stock during the period commencing immediately after the Acquisition Merger Effective Time and ending upon the earlier to occur of (x) 8:00 a.m. Eastern Time on the date that is twelve (12) months after (and excluding) the Acquisition Merger Closing Date and (y) the occurrence of an Earnout Triggering Event without New Starry’s prior written consent, subject to certain permitted transfers as provided in the Sponsor Support Agreement.

Under the Sponsor Support Agreement, the Sponsor has also agreed that, during the Earnout Period, it will subject 6,672,500 Earnout Shares, comprised of (a) one tranche of 2,224,167 shares subject to Earnout Triggering Event I and (b) two tranches of 2,224,166 shares of which (i) one tranche is subject to Earnout Triggering Event II and (ii) one tranche is subject to Earnout Triggering Event III, to potential forfeiture to New Starry for no consideration until the occurrence of the applicable Earnout Triggering Event(s). If one or more of the Earnout Triggering Events has not occurred by the end of the Earnout Period, the applicable tranche of Earnout Shares will be forfeited to New Starry.

The Initial Stockholders have further agreed that, immediately prior to the SPAC Merger Effective Time, each Initial Stockholder shall contribute, transfer, assign, convey and delivery to FirstMark all of each Initial Stockholder’s right, title and interest in, to and under such Initial Stockholder’s FirstMark Class B Common

Stock in exchange for shares of FirstMark Class A Common Stock (the “Class B Exchange”). In connection with the Class B Exchange, (a) 10,230,000 outstanding shares of FirstMark Class B Common Stock held by the Sponsor shall be exchanged and converted into shares of FirstMark Class A Common Stock equal to (i) 9,230,000 divided by (ii) the Class A Exchange Ratio; and (b) 30,000 outstanding shares of FirstMark Class B Common Stock held by each FirstMark independent director will be exchanged and converted into the number of shares of FirstMark Class A Common Stock equal to (i) 30,000 divided by (ii) the Class A Exchange Ratio.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of FirstMark and (c) the written agreement of FirstMark, the Initial Stockholders, New Starry and Starry. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Starry Holders Support Agreement

In connection with the execution of the Merger Agreement, FirstMark entered into a support agreement with Starry, New Starry and certain stockholders of Starry (the “Starry Stockholders”), a copy of which is attached to this proxy statement/prospectus as Annex D (the “Starry Holders Support Agreement”). Pursuant to the Starry Holders Support Agreement, Starry Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of this proxy statement/prospectus, the Merger Agreement, the Conversion and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Starry Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Business Combination, the Merger Agreement or the Starry Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Pursuant to the Starry Holders Support Agreement, the Starry Stockholders also agreed not to, among other things, (i) enter into any voting agreement or trust or other agreement with respect to their shares, (ii) grant a proxy, power of attorney or similar right with respect to any of such Stockholder’s shares, or (iii) enter into any other agreement or undertaking, in each case, that is inconsistent with the Starry Stockholders’ obligations therein. Each Starry Stockholder also agrees that its shares of Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock) shall be subject to a lock-up pursuant to the terms of Section 7.12 of the Proposed Bylaws (assuming the Organizational Documents Proposal is approved and adopted) following the Acquisition Merger Closing.

Under the Starry Holders Support Agreement, the Starry Stockholders also agreed not to, prior to the termination of the Starry Holders Support Agreement, (i) indirectly directly or indirectly sell, transfer, hypothecate, pledge, encumber, assign or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) either voluntarily or involuntarily, any of its Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock), (ii) enter into any contract or option with respect to any transaction specified in clause (i) or any hedging or swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock), whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), subject to certain customary exceptions.

The Starry Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Acquisition Merger Effective Time and (b) the termination of the Merger Agreement in accordance with its terms in circumstances where the Acquisition Merger Closing does not occur.

Registration Rights Agreement

The Merger Agreement contemplates that, immediately prior to the SPAC Merger Closing, FirstMark, New Starry, certain equity holders of FirstMark (“FirstMark Equity holders”) and certain equity holders of Starry (“Starry Equity holders,” and together with FirstMark Equity holders, the “Equity holders”), will enter into the Registration Rights Agreement, pursuant to which New Starry agrees to, within 30 days of the Acquisition Merger Closing Date, register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Starry Common Stock and other equity securities of New Starry that are held by the parties thereto from time to time.

Under the Registration Rights Agreement, in connection with any underwritten offering of equity securities of New Starry each Equity holder that participates in the underwritten offering pursuant to the terms of the Registration Rights Agreement agrees that it shall not transfer any shares of New Starry Common Stock or other equity securities of New Starry (other than those included in such offering pursuant to the Registration Rights Agreement), without the prior written consent of New Starry, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which New Starry agrees not to conduct an underwritten primary offering of New Starry Common Stock, except in the event the underwriters managing the offering otherwise agree by written consent. Each such Equity holder agrees to execute a customary lock-up agreement in favor of the underwriters to such effect (in each case on substantially the same terms and conditions as all such Equity holders).

The Registration Rights Agreement will terminate with respect to any Equity holder on the date that such Equity holder no longer holds equity securities of New Starry.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, FirstMark and New Starry entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 10,900,000 shares of New Starry Common Stock at $10.00 per share for an aggregate commitment amount of $109 million. The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is conditioned upon: (i) there not being in force any suspension of the qualification of the offering or sale or trading of New Starry Class A Common Stock initiated or threatened by the SEC and the shares of New Starry Class A Common Stock subscribed to pursuant to the PIPE Subscription Agreements shall have been approved for listing on the NYSE or Nasdaq, as applicable, (ii) all conditions precedent to the closing of the Business Combination in the Merger Agreement shall be satisfied or waived, and (iii) no court or applicable government authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation that has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions there not being any amendment or modification of the terms of the Merger Agreement in a manner that is materially adverse to the PIPE Investor. The closings under the PIPE Subscription Agreements will occur after the SPAC Merger Closing and immediately prior to the Acquisition Merger Closing.

The PIPE Subscription Agreements provide that no later than 15 business days after the consummation of the transactions contemplated by the Merger Agreement, a shelf registration statement covering the resale of the shares of New Starry Common Stock to be issued to the PIPE Investors and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) 60 calendar days after the filing thereof (or 90 calendar days after the filing date thereof if the SEC notifies FirstMark that it will “review” such registration statement) and (ii) the 10th business day after the date FirstMark is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the closing of the transactions contemplated by the PIPE Subscription Agreements or in the future as a result of, or arising out of, the PIPE Subscription Agreements against FirstMark, including with respect to the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of FirstMark and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the closing of the transactions contemplated by the PIPE Subscription Agreements and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the closing of the transactions contemplated by the PIPE Subscription Agreements), or (iv) July 6, 2022.

Convertible Notes Subscription Agreements

On October 6, 2021, concurrently with the execution of the Merger Agreement, FirstMark entered into the Convertible Note Subscription Agreements with the Convertible Note Investors, pursuant to which, among other things, FirstMark agreed to issue and sell, in private placements to close (the “Convertible Note Closing”) immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, an aggregate of $150 million of principal amount of convertible notes (the “Convertible Notes”). The Convertible Notes will be convertible into shares of New Starry Class A Common Stock (the “Underlying Shares”) at a conversion price of $12.00 per share at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Notes, which is expected to be approximately five years from the Convertible Note Closing. Upon conversion, New Starry will pay or deliver, as applicable, cash or a combination of cash and shares of New Starry Class A Common Stock. Upon the occurrence of a Make-Whole Fundamental Change (to be defined in the indenture that will govern the Convertible Notes (the “Indenture”)), New Starry will in certain circumstances increase the conversion rate for a specified period of time. The Convertible Notes will bear interest at a to-be-fixed rate that ranges from 7.25% to 7.75% per annum, depending on the level of Closing Surviving Corporation Cash, payable in cash and accruing semi-annually.

Subject to the terms of the Indenture, the Convertible Notes will be guaranteed by substantially all direct and indirect domestic subsidiaries of New Starry, and will be secured by substantially all assets of New Starry and guarantors of the Convertible Notes (subject to certain exceptions). Subject to and under the terms of the Indenture, as long as a specified principal amount of the Convertible Notes remain outstanding, New Starry and substantially all of its subsidiaries are restricted from incurring certain types of debt, creating liens on its properties, paying dividends, making restricted payments or certain investments, or selling, transferring or licensing out intellectual property or other assets, among other restrictions.

The Convertible Notes will be redeemable, in whole or in part (subject to the “Partial Redemption Limitation” (to be defined in the Indenture)), at New Starry’s option (A) at any time, and from time to time but up to a specified principal amount, on or after the date that is two years following the date of the Convertible Note Closing, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds 150% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date New Starry sends the related redemption notice; and (ii) the trading day immediately before the date New Starry sends such notice, and (B) at any time, and from time to time, on or after the date that is three years following the date of the Convertible Note Closing, and on or before the 20th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds

130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date New Starry sends the related redemption notice; and (ii) the trading day immediately before the date New Starry sends such notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption and prior to the second business day immediately before the related redemption date.

If a Fundamental Change (to be defined in the Indenture) occurs prior to the maturity date, holders of the Convertible Notes will have the right to require New Starry to repurchase all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreements are conditioned upon, among other things, the entry into the Indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the closing of the transactions contemplated by the Merger Agreement. The Convertible Note Subscription Agreements provide that FirstMark is required to file with the SEC, within 15 business days after the consummation of the transactions contemplated by the Merger Agreement, a registration statement covering the resale of the Underlying Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the registration statement, the 90th calendar day following the filing thereof) and (ii) the 10th business day after the date FirstMark is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Convertible Note Subscription Agreements also provide the Convertible Note Investors with certain “demand” and “piggy-back” registration rights relating to the Underlying Shares, subject to certain requirements and customary conditions.

The Convertible Note Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of FirstMark and the applicable Convertible Note Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied on or prior to the Convertible Note Closing and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Convertible Note Closing, or (iv) July 6, 2022, if the Convertible Note Closing has not occurred by such date and the terminating party’s breach was not the primary reason such closing failed to occur by such date. The Convertible Note Closing is not a condition to the closing of the Business Combination.

Series Z Subscription Agreement

In connection with the execution of the Merger Agreement, Starry entered into the Series Z Subscription Agreement with the Series Z Investors, pursuant to which the Series Z Investors agreed to subscribe and purchase, in the aggregate, 2,100,000 shares of Starry Series Z Preferred Stock at $10.00 per share for an aggregate commitment amount of $21 million. The obligation of the parties to consummate the purchase and sale of the shares covered by the Series Z Subscription Agreement is conditioned upon: (i) all conditions precedent to the closing of the Business Combination in the Merger Agreement shall be satisfied or waived, (ii) no court or applicable government authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation that has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions, (iii) all representations and warranties of each Series Z Investor and Starry in the Series Z Subscription Agreement being true and correct in all material respects as of the closing of transactions contemplated by the Series Z Subscription Agreement, (iv) each Series Z Investor and Starry having performed, satisfied or complied in all material respects with the covenants and other agreements required by the Series Z Subscription Agreement and (v) Starry having adopted and filed the Starry Charter that includes the terms and conditions of the Series Z Preferred Stock. The closings under the Series Z Subscription Agreement will occur immediately prior to or substantially concurrently with the Acquisition Merger Closing Date.

The Series Z Subscription Agreement will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Starry and each Series Z Investor, or (iii) if the conditions set forth in the Series Z Subscription Agreement are not satisfied or are not capable of being satisfied prior to the closing of the transactions contemplated by the Series Z Subscription Agreement and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the closing of the transactions contemplated by the Series Z Subscription Agreement and the terminating party’s breach was not the primary reason the closing of the Series Z Investment failed to occur by such date.

THE SPECIAL MEETING

General

FirstMark is furnishing this proxy statement/prospectus to FirstMark’s stockholders as part of the solicitation of proxies by FirstMark’s Board for use at the Special Meeting to be held on                 , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to FirstMark’s stockholders on or about                , 2022 in connection with the vote on the Stockholder Proposals. This proxy statement/prospectus provides FirstMark’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on                , 2022, at            a.m., Eastern Time, at             . In light of the COVID-19 pandemic and to support the well-being of FirstMark’s stockholders, directors and officers, FirstMark encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting          . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing.

Purpose of the Special Meeting

At the Special Meeting, FirstMark is asking holders of FirstMark Common Stock to:

•	consider and vote upon a proposal to approve and adopt the Merger Agreement and the Business Combination Proposals;

•	approve and adopt, assuming the Business Combination Proposals are approved and adopted, the Organizational Documents Proposal;

•

approve and adopt on a non-binding advisory basis, assuming the Business Combination Proposals and the Organizational Documents Proposal are approved and adopted, the Advisory Organizational Documents Proposals;

•

consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals are approved and adopted, the Exchange Proposal;

•

consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals and the Exchange Proposal are approved and adopted, the Equity Incentive Plan Proposal, which includes the approval of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J;

•

consider and vote upon a proposal to approve, assuming the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal and the Equity Incentive Plan Proposal are approved and adopted, the ESPP Proposal, which includes approval of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex K; and

•

consider and vote upon a proposal to approve the Adjournment Proposal, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived.

Recommendation of the FirstMark Board

The FirstMark Board unanimously recommends that stockholders vote “FOR” the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (as applicable), in each case, if presented to the Special Meeting.

The existence of financial and personal interests of certain directors of FirstMark’s Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of FirstMark and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In considering the recommendations of the FirstMark Board in favor of the above proposals, it is important to keep in mind that, aside from their interests as stockholders of FirstMark, the Sponsor and certain FirstMark directors and officers have interests in the Business Combination that are different from, or in addition to, other FirstMark stockholders’ interests, including, among other things:

•

Amish Jani, the President of FirstMark and Chairman of the FirstMark Board is also a member of the Starry Board and may be considered an interested party to the Business Combination. Mr. Jani recused himself from the Starry Board meetings regarding the Merger Agreement and Business Combination.

•

Certain Sponsor Affiliates hold ownership interests in Starry and will participate in the Series Z Investment. In addition to serving as the President of FirstMark and Chairman of the FirstMark Board, Mr. Jani is affiliated with and/or possesses a financial interest in such investment affiliates.

•

Richard Heitzmann is the Chief Executive Officer of FirstMark and a member of the FirstMark Board. Mr. Heitzmann is also affiliated with and/or possesses a financial interest in the Sponsor Affiliates.

•

The Sponsor purchased 6,853,333 private placement warrants, each exercisable to purchase one share of FirstMark Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of FirstMark may be deemed to beneficially own due to their control of the Sponsor, and such private placement warrants will expire and be worthless if a business combination is not consummated within 24 months of the consummation of the IPO (unless such date is extended in accordance with the FirstMark Certificate of Incorporation).

•

FirstMark’s existing directors and officers will be eligible for continued indemnification and continued coverage under FirstMark’s directors’ and officers’ liability insurance after the Business Combination.

See the section entitled “Proposal No. 1 — The Business Combination Proposals — Interests of FirstMark Directors and Officers in the Business Combination” for a further discussion.

Record Date; Who Is Entitled to Vote

FirstMark has fixed the close of business on                 , 2022, as the “record date” for determining FirstMark stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on                 , 2022, there were 41,400,080 shares of FirstMark Common Stock outstanding and entitled to vote. Each share of FirstMark Common Stock is entitled to one vote on each proposal to be considered at the Special Meeting.

In connection with the IPO, the Sponsor and our certain officers and directors at the time of our IPO entered into a Letter Agreement dated October 8, 2020 (the “IPO Letter Agreement”) pursuant to which they agreed to vote their Sponsor shares, as well as any public shares purchased during or after our IPO, in favor of the Business Combination Proposals. As of the date hereof, the Sponsor and certain directors and officers of FirstMark owns approximately 20% of the total outstanding shares of FirstMark Common Stock (representing approximately 20% of the aggregate voting power of the FirstMark Common Stock with respect to the Business Combination Proposals and the Organizational Documents Proposal).

Quorum

The presence, in person, virtually or by proxy, of the holders of a majority of the outstanding shares of FirstMark Common Stock entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to FirstMark but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a stockholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposals.

Vote Required for Approval

A quorum of FirstMark stockholders is necessary to hold the Stockholders Meeting. The presence, in person or by proxy, of FirstMark stockholders representing a majority of the shares of FirstMark Common Stock issued and outstanding on the Record Date and entitled to vote on the Stockholder Proposals to be considered at the Special Meeting will constitute a quorum for the Special Meeting.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, subject to the terms of the Merger Agreement. If the Business Combination Proposals are not approved, the other Stockholder Proposals (except the Adjournment Proposal, as described below) will not be presented to the FirstMark stockholders for a vote. The Business Combination Proposals are also conditioned on the approval of each of the other Condition Precedent Proposals. If each of the other Condition Precedent Proposals is not approved, the Business Combination Proposals will have no effect, even if approved by the stockholders of FirstMark.

Voting Your Shares

Each share of FirstMark Class A Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your shares of Common Stock at the Special Meeting:

•

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the FirstMark Board “FOR” the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•

You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way FirstMark can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a FirstMark stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify FirstMark’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person or virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your FirstMark Common Stock, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Redemption Rights

Public Stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination Proposals, against the Business Combination Proposals or do not vote in relation to the Business Combination Proposals. Any Public Stockholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then issued and outstanding public shares. If a Public Stockholder properly seeks redemption as described in this section and the Business Combination is consummated, the Public Stockholder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders will not have redemption rights with respect to any Common Stock owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)

prior to             a.m., Eastern Time, on                 , 2022, (a) submit a written request to the transfer agent that FirstMark redeem your public shares for cash and (b) deliver your share certificates for your public shares (if any) to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Holders of FirstMark Units must separate and cancel their FirstMark Units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

A FirstMark stockholder may not withdraw a redemption request once submitted to FirstMark unless the FirstMark Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). Furthermore, if a Public Stockholder delivers its certificate (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that FirstMark to permit the withdrawal of the redemption request and instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then FirstMark’s Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, FirstMark will promptly return any shares previously delivered by public holders.

The closing price of FirstMark Class A Common Stock on                     , 2022, was $                . Prior to exercising redemption rights, stockholders should verify the market price of FirstMark Class A Common Stock as they may receive higher proceeds from the sale of their FirstMark Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FirstMark cannot assure its stockholders that they will be able to sell their FirstMark Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a Public Stockholder exercises its redemption rights, such Public Stockholder’s shares of FirstMark Common Stock will (i) not be exchanged for shares of New Starry Class A Common Stock pursuant to the SPAC Merger and (ii) immediately prior to the SPAC Merger Effective Time, be canceled and cease to exist, and will be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, the FirstMark Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem the public shares that you will hold upon the SPAC Merger, no later than the close of the vote on the Business Combination Proposals, and deliver your FirstMark Class A Common Stock (either physically or electronically) to the transfer agent, prior to          on                    , 2022, and the Business Combination is consummated.

In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination, Public Stockholders must properly exercise their right to redeem the public shares that they will hold immediately prior to the SPAC Merger Closing no later than the close of the vote on the Business Combination Proposals and deliver their FirstMark Class A Common Stock (either physically or electronically) to the transfer agent, prior to        a.m., Eastern Time on                     , 2022. Therefore, the exercise of redemption rights occurs prior to the SPAC Merger. Immediately following the SPAC Merger and the consummation of the Business Combination, FirstMark shall pay Public Stockholders who properly exercise their redemption rights in respect of their public shares.

Appraisal Rights

Under Section 262 of the DGCL, FirstMark or Starry stockholders who do not consent to the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be “fair value.” FirstMark or Starry stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares.

Under Section 262 of the DGCL, any FirstMark or Starry stockholder that wishes to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to FirstMark or Starry, as applicable, and that stockholder must not submit a written consent approving the adoption of the Merger Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal or dissenters’ rights.

Any shares of FirstMark capital stock that are outstanding immediately prior to the SPAC Merger Effective Time and that are held by FirstMark stockholders who shall have neither voted in favor of the SPAC Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of FirstMark capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares of FirstMark, the “FirstMark Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the applicable per share consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Any FirstMark stockholder who fails to perfect or who effectively withdraws or otherwise loses their rights to appraisal of their FirstMark Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have their FirstMark Dissenting Shares converted into, and to have become exchangeable for, as of the SPAC Merger Effective Time, the right to receive the applicable per share consideration of the SPAC Merger, without any interest thereon, upon surrender, if applicable, in the manner provided in the Merger Agreement, of the certificate or certificates that formerly evidenced such shares of FirstMark capital stock.

Any shares of Starry capital stock that are outstanding immediately prior to the Acquisition Merger Effective Time and that are held by Starry stockholders who shall have neither voted in favor of the Acquisition Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Starry capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares of Starry capital stock, the “Starry Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the applicable per share consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Any Starry stockholder who fails to perfect or who effectively withdraws or otherwise loses their rights to appraisal of their Starry Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have their Starry Dissenting Shares converted into, and to have become exchangeable for, as of the Acquisition Merger Effective Time, the right to receive the applicable Acquisition Merger per share consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in the Merger Agreement, of the certificate or certificates that formerly evidenced such shares of Starry capital stock.

See Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex M.

Proxy Solicitation Costs

FirstMark is soliciting proxies on behalf of the FirstMark Board. This solicitation is being made by mail but also may be made by telephone or in person. FirstMark and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. FirstMark will bear the cost of the solicitation.

FirstMark has hired Morrow Sodali to assist in the proxy solicitation process. FirstMark will pay that firm a fee of up to $37,500 plus associated disbursements. Such fee will be paid with non-Trust Account funds.

FirstMark will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. FirstMark will reimburse them for their reasonable expenses.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Special Meeting, please contact Morrow Sodali, FirstMark’s proxy solicitor, at:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: FMAC.info@investor.morrowsodali.com

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSALS

FirstMark is asking its stockholders to approve and adopt the Merger Agreement and the Business Combination. FirstMark’s stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section above entitled “The Merger Agreement” for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on these proposals.

Proposal 1A: The SPAC Merger

FirstMark stockholders are being asked to approve the SPAC Merger to authorize the merger of FirstMark with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub.

Proposal 1B: The Acquisition Merger

FirstMark stockholders are being asked to approve the Acquisition Merger pursuant to which Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry, and approve and adopt the Merger Agreement and the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that FirstMark’s entry into the Agreement and Plan of Merger Agreement, dated as of October 6, 2021, by and among FirstMark, Merger Sub, New Starry, and Starry, as may be amended from time to time (a copy of which is attached to this proxy statement/prospectus as Annex A), pursuant to which, among other things, the Business Combination will be effected in two steps: (a) on the closing date of the SPAC Merger, FirstMark will merge with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub; and (b) on the closing date of the Acquisition Merger, Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry, and all other transactions contemplated by the Merger Agreement be confirmed, ratified, and approved in all respects.”

Interests of FirstMark Directors and Officers in the Business Combination

In considering the recommendation of the FirstMark Board to vote in favor of approval of the Business Combination Proposals, the Organizational Documents Proposal and the other Stockholder Proposals, stockholders should keep in mind that the Sponsor and certain members of the FirstMark Board and officers of FirstMark have interests in such Stockholder Proposals that are different from, or in addition to, those of FirstMark’s stockholders generally. In particular:

•

If FirstMark does not consummate a business combination by October 8, 2022 (unless such date is extended in accordance with the FirstMark Certificate of Incorporation), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of FirstMark Class A Common Stock for cash and, subject to the approval of its remaining stockholders and the FirstMark Board, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 10,350,000 shares of FirstMark Class B Common Stock would be worthless because following the redemption of the shares of FirstMark Class A Common Stock, FirstMark would likely have few, if any, net assets and because the holders of FirstMark Class B Common Stock have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the FirstMark Class B Common Stock if we fail to complete a business combination within the required period. The 9,350,000 shares of FirstMark Class A Common Stock that the FirstMark Class B Common Stock holders will hold following the Business Combination (assuming all Earnout Shares have vested upon the occurrence of each of the Earnout Triggering Events), if unrestricted and freely tradable, would have had aggregate market value of $                  based upon the closing price of $                per share of FirstMark Class A Common Stock on the NYSE on                 , the most recent closing price. Given such shares will be subject to lock-up restrictions, we believe such shares have less value.

•

Amish Jani, the President of FirstMark and Chairman of the FirstMark Board, is also a member of the Starry Board and is also affiliated with and/or possesses a financial interest in the Sponsor Affiliates and may be considered an interested party to the Business Combination. Mr. Jani recused himself from the Starry Board meetings regarding the Merger Agreement and Business Combination and from the portion of the FirstMark Board meeting approving the Merger Agreement and Business Combination.

•

Certain Sponsor Affiliates hold ownership interests in Starry and will participate in the Series Z Investment. In addition to serving as the President of FirstMark and Chairman of the FirstMark Board, Mr. Jani is affiliated with and/or possesses a financial interest in such investment affiliates.

•

Richard Heitzmann is the Chief Executive Officer of FirstMark and a member of the FirstMark Board. Mr. Heitzmann is also affiliated with and/or possesses a financial interest in the Sponsor Affiliates and may be considered an interested party to the Business Combination. Mr. Heitzmann recused himself from the portion of the FirstMark Board meeting approving the Merger Agreement and Business Combination.

•

The Sponsor purchased 6,853,333 private placement warrants, each exercisable to purchase one share of FirstMark Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of FirstMark may be deemed to beneficially own due to their control of the Sponsor, and such private placement warrants will expire and be worthless if a business combination is not consummated within 24 months of the consummation of the IPO (unless such date is extended in accordance with the FirstMark Certificate of Incorporation).

•

FirstMark’s existing directors and officers will be eligible for continued indemnification and continued coverage under FirstMark’s directors’ and officers’ liability insurance after the Business Combination.

•

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to FirstMark if and to the extent any claims by a vendor for services rendered or products sold to FirstMark, or a prospective target business with which FirstMark has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of FirstMark’s IPO against certain liabilities, including liabilities under the Securities Act.

•

Following consummation of the Business Combination, the Sponsor, FirstMark’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by FirstMark from time to time, made by the Sponsor or certain of FirstMark’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, if FirstMark fails to consummate a business combination within the required period, the Sponsor and FirstMark’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

•

Pursuant to the Registration Rights Agreement, the holders of FirstMark Common Stock who are parties to the existing registration rights agreement in respect to FirstMark Common Stock held by such holders and certain other stockholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Starry Class A Common Stock and New Starry Warrants held by such parties.

For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Related to the Business Combination and FirstMark — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Vote Required for Approval

The Business Combination Proposals requires the affirmative vote of a majority of the issued and outstanding shares of Common Stock represented in person (which would include presence at a virtual meeting) or by proxy at the meeting and entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote in person (online) at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposals. Failure to submit a proxy or to vote in person or virtually at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposals.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, subject to the terms of the Merger Agreement. If the Business Combination Proposals are not approved, the other Stockholder Proposals (except the Adjournment Proposal, as described below) will not be presented to the FirstMark stockholders for a vote. The Business Combination Proposals are also conditioned on the approval of each of the other Condition Precedent Proposals. If each of the other Condition Precedent Proposals is not approved, the Business Combination Proposals will have no effect, even if approved by the stockholders of FirstMark.

The Sponsor and FirstMark’s directors and officers have agreed to vote any and all shares of FirstMark Class A Common Stock or FirstMark Class B Common Stock owned by them in favor of the Business Combination Proposals.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSALS.

PROPOSAL NO. 2 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposals are approved, then FirstMark is asking its stockholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but the Business Combination Proposals are not approved, then the Business Combination will not be consummated.

If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Advisory Organizational Documents Proposals will be included in the Proposed Charter or the Proposed Bylaws adopted by New Starry. The approval or lack thereof of any of the Advisory Organizational Documents Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by FirstMark’s stockholders.

All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Organizational Documents Proposal

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The FirstMark Board’s specific reasons for each of the Advisory Organizational Documents Proposals (each of which are included in the Proposed Charter or the Proposed Bylaws) are set forth in the section “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the amended and restated certificate of incorporation and bylaws of Starry Holdings, Inc. upon consummation of the SPAC Merger (annexed to the proxy statement/prospectus as Annex B and Annex C, respectively), be approved as the certificate of incorporation and bylaws, respectively, of Starry Holdings, Inc., effective upon the effectiveness of the SPAC Merger.”

Vote Required for Approval

The Organizational Document Proposal will be approved and adopted if the holders of a majority of all outstanding shares of FirstMark Class A Common Stock and FirstMark Founder Shares entitled to vote thereon at the Special Meeting vote “FOR” the Organizational Documents Proposal. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

Adoption of the Organizational Document Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The closing of the Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the FirstMark Special Meeting.

The Sponsor and FirstMark’s officers and directors have agreed to vote the FirstMark Founder Shares and any other shares of FirstMark capital stock owned by them in favor of the Organizational Documents Proposal. See “The Merger Agreement — Related Agreements — Sponsor Support Agreement”.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, Starry Holdings, Inc. will adopt the Proposed Organizational Documents under the DGCL.

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, FirstMark is requesting that its stockholders vote upon, on a non-binding advisory basis, the Advisory Organizational Documents Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal. However, the stockholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on FirstMark or the FirstMark Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, FirstMark intends that the Proposed Charter and the Proposed Bylaws will take effect upon the effectiveness of the SPAC Merger (assuming approval of the Organizational Documents Proposal).

The following table sets forth a summary of the principal changes proposed to be made between the FirstMark Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Proposal 3A)	The FirstMark Existing Organizational Documents provide that the name of the company is FirstMark Horizon Acquisition Corp.	The Proposed Organizational Documents provide that the name of the company will be Starry Holdings, Inc.

Purpose (Proposal 3B)	The FirstMark Certificate of Incorporation provides that the purpose of FirstMark shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon FirstMark by law and those incidental thereto, FirstMark shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of FirstMark, including, but not limited to, a business combination (as defined in the FirstMark Certificate of Incorporation).	The Proposed Organizational Documents provide that the purpose of the company shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Proposal 3C)	The FirstMark Certificate of Incorporation authorizes the issuance of up to 500,000,000 shares of FirstMark Class A Common Stock 20,000,000 shares of FirstMark Class B Common Stock, and 5,000,000 shares of FirstMark preferred stock, par value $0.0001 per share.	The Proposed Charter authorizes the issuance of 860,000,000 shares of capital stock, consisting of: (i) 800,000,000 shares of New Starry Class A Common Stock; (ii) 50,000,000 shares of New Starry Class X Common Stock; and (iv) 10,000,000 shares of New Starry Preferred Stock.

Voting Power (Proposal 3D)	The FirstMark Existing Organizational Documents provide that the FirstMark stockholders are entitled to one vote for each share of common stock of which he or she is the holder for each matter properly submitted to the stockholders entitled to vote thereon; provided that under the FirstMark Existing Organizational Documents, only the holders of FirstMark Class B Common Stock are entitled to vote on the election of directors.

The Proposed Organizational Documents provide that holders of New Starry Class A Common Stock will be entitled to cast one vote per share, and, until the Sunset Date, holders of New Starry Class X Common Stock will be entitled to cast 20 votes per share, on each matter properly submitted to the stockholders entitled to vote. On the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock, and from and after the Sunset Date, holders thereof will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote.

Holders of New Starry Common Stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the rights, power, prefers or other terms of one or more outstanding series of New Starry Preferred Stock or other class of New Starry Common Stock if the holder of such affected series of New Starry Preferred or New Starry Common Stock, as applicable, are entitled exclusively to vote thereon. Holders of New Starry Common Stock will vote together as a single class on all matters unless otherwise required in the Proposed Charter or DGCL.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents

Director Removal (Proposal 3E)	The FirstMark Certificate of Incorporation provides that any director may be removed from office (a) if prior to the consummation of an initial business combination, by a vote of the holders of the FirstMark Class B Common Stock only and (b) if following the consummation of an initial business combination, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of FirstMark then entitled to vote generally in the election of directors, voting together as a single class.	The Proposed Organizational Documents provide that, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors (i) until the Sunset Date, the New Starry Board or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the company entitled to vote at an election of directors; provided that, upon the effectiveness of the Proposed Charter, the director designated by FirstMark may be removed by such affirmative vote only for cause, and (ii) following the Sunset Date, the New Starry Board or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the company entitled to vote at an election of directors.

Corporate Opportunity Doctrine (Proposal 3F)	The FirstMark Certificate of Incorporation limits the application of the doctrine of corporate opportunity under certain circumstances.	The Proposed Charter excludes certain transactions from being “corporate opportunities” and further provides that each Identified Person is not subject to the doctrine of corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries.

DGCL 203 Opt Out and Replacement (Proposal 3G)	FirstMark is currently governed by Section 203 of the DGCL.	Under the Proposed Charter, New Starry would not be governed by Section 203 of the DGCL and,

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
instead, the Proposed Charter would include a provision that is substantially similar to Section 203 of the DGCL, but excludes certain parties’ from the definition of “interested stockholder,” and will make certain related changes; however, New Starry’s election to opt out of Section 203 of the DGCL would take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period immediately following the filing of the Proposed Charter, the Section 203 restrictions on business combinations would continue to apply.

Action by Stockholders (Proposal 3H)	The FirstMark Certificate of Incorporation provides that no action shall be taken by the stockholders except at a duly called annual or special meeting of stockholders, and no action shall be taken by the stockholders by written consent other than with respect to FirstMark Class B Common Stock.	The Proposed Organizational Documents provide that until the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry may be effected at a duly called annual or special meeting of stockholders or, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, by written consent. Following the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry must be effected at an annual or special meeting of the stockholders of New Starry, and shall not be taken by written consent in lieu of a meeting.

Bylaws Amendment (Proposal 3I)	The FirstMark Certificate of Incorporation provides that any amendment to the FirstMark Bylaws requires the affirmative vote of either a majority of the FirstMark Board or a majority of the voting power of all outstanding shares of FirstMark’s capital stock entitled to vote generally in the election of directors, voting together as a single class; provided	The Proposed Bylaws provide that amendments to the Proposed Bylaws will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock entitled to vote thereon in addition to any vote otherwise required by the Proposed Charter or the Proposed Bylaws.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
that no bylaws adopted by FirstMark’s stockholders shall invalidate any prior act of the FirstMark Board that would have been valid if such bylaws had not been adopted.

Charter Amendment (Proposal 3J)	Prior to a business combination (as defined in the FirstMark Certificate of Incorporation), the FirstMark Certificate of Incorporation provides that any amendment to the business combination provisions of the FirstMark Certificate of Incorporation will require the approval of the holders of at least 65% of all outstanding shares of FirstMark Common Stock.	The Proposed Charter provides that Articles V-XIII may not be amended without the affirmative vote of at least two-thirds of the total voting power of all the then outstanding shares of stock of the company entitled to vote thereon, voting as a single class. Any amendment that increases the voting power of New Starry Class X Common Stock or alters Article V, Section A.7 in a way that adversely affects holders of New Starry Class A Common Stock shall not be approved without the affirmative vote of the holders of at least a majority of the total voting power then outstanding of New Starry Class A Common Stock, voting as a class.

Provisions Related to Status as a Blank Check Company (Proposal 3K)	The FirstMark Certificate of Incorporation prohibits FirstMark from entering into an initial business combination (as defined in the FirstMark Certificate of Incorporation) with solely another blank check company or similar company with nominal operations.	The Proposed Organizational Documents do not include such provisions related to FirstMark’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as FirstMark will cease to be a blank check company at such time.

Reasons for the Advisory Organizational Documents Proposals

Proposal 3A: Corporate Name

The FirstMark Board believes that changing FirstMark’s corporate name from “FirstMark Horizon Acquisition Corp.” to “Starry Holdings, Inc.” is desirable to reflect the Business Combination with Starry and to clearly identify New Starry as the publicly traded entity.

Proposal 3B: Purpose

The Proposed Charter’s purpose is more appropriate for a public operating company.

Proposal 3C: Authorized Shares

The greater number of authorized shares of New Starry Class A Common Stock will be used to issue shares under the Equity Incentive Plan and the ESPP, each as proposed to be adopted by FirstMark in connection with the merger, and for general corporate purposes. Additionally, the FirstMark Board believes that it is important for New Starry to have available for issuance a number of authorized shares of New Starry Class A Common Stock and preferred stock sufficient to support New Starry’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued shares of New Starry Class A Common Stock may enable the New Starry Board to render it more difficult or to discourage an attempt to obtain control of New Starry and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Starry Class A Common Stock. If, in the due exercise of its fiduciary obligations, for example, the New Starry Board were to determine that a takeover proposal was not in the best interests of New Starry, such shares could be issued by the New Starry Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the New Starry Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Starry to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Starry currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Proposal 3D: Voting Rights

Upon consummation of the Business Combination, Chaitanya Kanojia will be the majority beneficial owner of the New Starry Class X Common Stock, and those shares are generally restricted from transfers, except in limited circumstances. This dual class stock structure provides Mr. Kanojia with the ability to control the outcome of matters requiring stockholder approval, even though he will own less than a majority of New Starry Common Stock. FirstMark believes that New Starry’s success rests on its ability to undertake a long-term view and Mr. Kanojia’s controlling interest will enhance New Starry’s ability to focus on long-term value creation and help insulate New Starry from short-term outside influences. Mr. Kanojia’s voting control also provides New Starry with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Mr. Kanojia’s control.

Proposal 3E: Director Removal

The FirstMark Certificate of Incorporation provides that, before an initial business combination, holders of FirstMark Class B Common Stock may remove any director and that, after an initial business combination, stockholders may remove directors by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of FirstMark then entitled to vote generally in the election of directors, voting together as a single class. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The Proposed Organizational Documents provide that directors may be removed with or without cause before the Sunset Date, and may only be removed for cause following the Sunset Date, in each case, by the affirmative vote of the holders of at least a majority of the voting power of then-outstanding shares entitled to vote in the election of directors, voting together as a single class. The FirstMark Board believes that such a standard will (a) increase board continuity and the likelihood that experienced board members with familiarity of New Starry’s business operations would serve on the New Starry Board at any given time and (b) make it more difficult for a potential acquiror or other person, group, or entity to gain control of the New Starry Board.

Proposal 3F: Corporate Opportunity Doctrine

The Proposed Charter excludes certain transactions from being “corporate opportunities” and further provides that each Identified Person is not subject to the doctrine of corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries. The FirstMark Board believes that this change is appropriate because each Identified Person should not be restricted from investing in or operating similar businesses and such parties would be unwilling or unable to enter into the Business Combination without such assurances due to their activities as investors in a wide range of companies.

Proposal 3G: DGCL 203 Opt Out and Replacement

The New Starry Board intends to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

New Starry will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an “interested stockholder,” unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. In accordance with Section 203, New Starry’s election to opt out of Section 203 will take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period, the restrictions on business combinations described above will continue to apply.

New Starry will opt out of Section 203, but the Proposed Organizational Documents will have protections similar to those afforded by Section 203 of the DGCL. These provisions will encourage any potential acquiror to negotiate with the New Starry Board and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New Starry. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New Starry that have not been approved by the New Starry Board. While such provisions should provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New Starry without paying a fair premium to all stockholders.

Proposal 3H: Actions by Stockholders

Under the Proposed Organizational Documents, New Starry’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Proposed Organizational Documents outside of a duly called special or annual meeting of the stockholders of New Starry. Further, the FirstMark Board believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort the New Starry Board and New Starry’s management would need to devote to stockholder proposals, which time and effort could distract New Starry’s directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the New Starry Board only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which FirstMark is aware to obtain control of New Starry, and FirstMark and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the FirstMark Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New Starry. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Starry Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Proposal 3I: Bylaws Amendment

Requiring the approval by affirmative vote of holders of at least 66 2/3%% of the voting power of New Starry’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to the Proposed Bylaws not approved by the New Starry Board is intended to protect key provisions of the Proposed Bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Proposal 3J: Charter Amendment

Requiring the approval by affirmative vote of holders of at least 66 2/3%% of the voting power of New Starry’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to certain provisions of the Proposed Charter is intended to protect key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders. In addition, requiring the approval of a majority of the total voting power then outstanding of New Starry Class A Common Stock, voting as a class, to amend any provision of the Proposed Charter in a manner that increases the voting power of New Starry Class X Common Stock or alters Article V, Section A.7 in a way that adversely affects holders of New Starry Class A Common Stock is intended to preserve the rights of the New Starry Class X Common Stock as set forth therein.

Proposal 3K: Provisions Specific to a Blank Check Company

The elimination of certain provisions related to FirstMark’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, certain provisions in the FirstMark Existing Organizational Documents require that proceeds from FirstMark’s IPO be held in the Trust Account until a business combination or redemption of 100% of the offering shares (as defined in the FirstMark Certificate of Incorporation) has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

“RESOLVED, that the material differences between the FirstMark Existing Organizational Documents and the Proposed Organizational Documents as described in Proposals 3A-K in the proxy statement/prospectus be and are hereby approved and adopted.”

Vote Required for Approval

Each of the Advisory Organizational Documents Proposals 3A through 3K will be approved and adopted if the holders of a majority of all outstanding shares of FirstMark Class A Common Stock and FirstMark Founder

Shares entitled to vote thereon at the Special Meeting vote “FOR” each of the Advisory Organizational Documents Proposals. Failure to submit a proxy or to vote in person at the FirstMark Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” each of the Advisory Organizational Documents Proposals.

Adoption of each of the Advisory Organizational Documents Proposals is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Exchange Proposal at the FirstMark Special Meeting.

The closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, each of the Advisory Organizational Documents Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal and the Exchange Proposal at the FirstMark Special Meeting.

The Sponsor and officers and directors of FirstMark have agreed to vote the FirstMark Founder Shares, private placement shares and any other shares of FirstMark capital stock owned by them in favor of each of the Advisory Organizational Documents Proposals. See “The Merger Agreement — Related Agreements — Sponsor Support Agreement”.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL NO. 4 — THE EXCHANGE PROPOSAL

Overview

In connection with the Business Combination, the stockholders are being asked to approve, for purposes of complying with applicable listing rules of the NYSE or Nasdaq, as applicable: (a) the issuance of approximately 171,041,268 shares of New Starry Class A Common Stock and approximately 18,238,631 shares of New Starry Class X Common Stock (together with the reservation of additional shares of New Starry Class A Common Stock for issuance in respect of certain New Starry Options and New Starry RSU Awards issued in exchange for outstanding pre-Acquisition Merger Starry Options and Starry RSU Awards, respectively) in accordance with the terms of the Merger Agreement; (b) the issuance and sale of 10,900,000 shares of New Starry Class A Common Stock in the PIPE Investment to certain investors; and (c) the issuance of 9,350,000 shares of New Starry Class A Common Stock and New Starry Warrants to purchase up to 25,641,114 shares of New Starry Class A Common Stock to funds affiliated with the Sponsor, including the issuance of such additional shares of New Starry Class A Common Stock if certain share price thresholds are achieved within five years after the Acquisition Merger Closing Date.

Why FirstMark Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual or Listing Rule 5635 of the Nasdaq Rulebook.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (unless one or more exceptions in Rule 312.03 of NYSE Listed Company Manual apply), (a) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance or such shares have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, (b) if such issuance is to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number of shares of common stock outstanding before the issuance, or (c) if such issuance will result in a change of control of the issuer. The shares of New Starry Common Stock issuable pursuant to the Merger Agreement and in the related transactions described above under “Overview” will represent greater than 20% of the number of shares of New Starry Common Stock before such issuance, includes issuances to a Related Party and will result in a change in control. As a result, stockholder approval of the issuance of shares New Starry Common Stock issuable pursuant to the Merger Agreement and in the related transactions is required under the NYSE regulations.

Under Listing Rule 5635 of the Nasdaq Rulebook, a company is required to obtain shareholder approval for certain issuances of securities, including (a) acquisitions where the issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, equals 20% or more of the voting power outstanding or total number of shares of common stock outstanding pre-transaction, or where any director, officer or substantial shareholder has 5% or greater interest in the transaction, which could result in an increase in outstanding common stock or voting power of 5% or more, (b) issuances of common stock resulting in a change of control or (c) issuances of common stock in relation to equity compensation. The shares of New Starry Common Stock issuable pursuant to the Merger Agreement and in the related transactions described above under “Overview” will represent greater than 20% of the number of shares of New Starry Common Stock before such issuance, includes issuances to a director, officer or substantial shareholder that could result in an increase in outstanding common stock or voting power of 5% or more and will result in a change in control. As a result, stockholder approval of the issuance of shares New Starry Common Stock issuable pursuant to the Merger Agreement and in the related transactions is required under the Nasdaq listing regulations.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that, for the purposes of complying with the applicable NYSE or Nasdaq listing rules, as applicable, the issuance of shares of New Starry Class A Common Stock, including to the PIPE Investors, the Convertible Notes Investors and Related Parties (as defined in Rule 312.03 of the NYSE Listed Company Manual) of FirstMark Horizon Acquisition Corp. pursuant to the PIPE Subscription Agreements, Convertible Notes Subscription Agreements and the Merger Agreement be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Exchange Proposal requires the affirmative vote of a majority of the votes cast by the holders of FirstMark Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Exchange Proposal.

The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Exchange Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Exchange Proposal will not be effected.

The Sponsor and the officers and directors of FirstMark have agreed to vote the FirstMark Founder Shares and any other shares of FirstMark capital stock owned by them in favor of the Exchange Proposal. See “The Merger Agreement — Related Agreements — Sponsor Support Agreement”.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EXCHANGE PROPOSAL.

PROPOSAL NO. 5 — THE EQUITY INCENTIVE PLAN PROPOSAL

The FirstMark Board expects to approve and adopt the Equity Incentive Plan, effective as of the Acquisition Merger Effective Time, subject to the approval by the FirstMark stockholders. FirstMark is seeking stockholder approval of the Equity Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE or Nasdaq listing rules, as applicable.

The Equity Incentive Plan is intended to replace the Starry Stock Plan, which New Starry will assume in the Business Combination. Following the Acquisition Merger Closing, no additional stock awards will be granted under the Starry Stock Plan, although all outstanding stock awards granted under the Starry Stock Plan immediately prior to the Acquisition Merger Closing will be assumed by New Starry and generally will continue to be subject to the terms and conditions as set forth under the Starry Stock Plan and in the agreements evidencing such stock awards.

The FirstMark Board believes that the approval of the Equity Incentive Plan by the stockholders will benefit the compensation structure and strategy of New Starry. New Starry’s ability to attract, retain and motivate top quality management, employees, partners, consultants, advisors and non-employee directors is material to its success, and the FirstMark Board has concluded that this would be enhanced by the ability to make grants under the Equity Incentive Plan.

Set forth below is a summary of the material terms of the Equity Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J. We urge our stockholders to read carefully the entire Equity Incentive Plan before voting on this proposal.

If approved by our stockholders, the Equity Incentive Plan will become effective upon the consummation of the Business Combination. If the Equity Incentive Plan is not approved by our stockholders, it will not become effective and no equity incentive awards will be granted thereunder.

Purpose of the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to enhance New Starry’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New Starry and its participating subsidiaries by providing these individuals with equity ownership opportunities. We believe that the Equity Incentive Plan enhances such employees’ sense of participation in performance, aligns their interests with those of stockholders, and is a necessary and powerful incentive and retention tool that benefits stockholders. Accordingly, the FirstMark Board believes that approval of the Equity Incentive Plan is in the best interests of FirstMark and the FirstMark Board recommends that stockholders vote for approval of the Equity Incentive Plan.

Summary of the Equity Incentive Plan

This section summarizes certain principal features of the Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J.

Eligibility and Administration

New Starry’s employees, consultants and directors, and employees and consultants of any of New Starry’s subsidiaries, will be eligible to receive awards under the Equity Incentive Plan. Incentive stock options may only be granted to employees. As of             , 2021, there were approximately              employees of New Starry and its subsidiaries,              consultants of New Starry and its subsidiaries, and              non-employee directors who would be considered to be eligible to participate in the Equity Incentive Plan. Following the consummation of the Business

Combination, there are expected to be approximately              employees of New Starry and its subsidiaries,              consultants of New Starry and its subsidiaries, and              non-employee directors of New Starry and its subsidiaries who would be considered to be eligible to participate in the Equity Incentive Plan. The basis for participation in the Equity Incentive Plan by eligible persons is the selection of such persons for participation by the Plan Administrator in its discretion. The Equity Incentive Plan will be generally administered by the New Starry Board, which may delegate its duties and responsibilities to one or more committees of the New Starry Board or one or more New Starry directors or officers (referred to collectively as the “Plan Administrator”), subject to certain limitations that may be imposed under the Equity Incentive Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The Plan Administrator will have the authority to make all determinations and interpretations under, and adopt rules for the administration of, the Equity Incentive Plan, subject to its express terms and conditions. The Plan Administrator will also set the terms and conditions of all awards under the Equity Incentive Plan, including any vesting and vesting acceleration conditions. The Plan Administrator may also institute and determine the terms and conditions of an “exchange program,” which could provide for the surrender or cancelation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the Equity Incentive Plan. The Plan Administrator’s determinations under the Equity Incentive Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Equity Incentive Plan or any award thereunder.

Limitation on Awards and Shares Available

The number of shares initially available for issuance under awards granted pursuant to the Equity Incentive Plan will be              shares of New Starry Class A Common Stock. The number of shares initially available for issuance will be increased on January 1st of each calendar year beginning in 2023 and ending on and including January 1, 2031, by an amount equal to the lesser of (a) 5% of the aggregate number of shares of New Starry Class A Common Stock and New Starry Class X Common Stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by the New Starry Board. No more than              shares of New Starry Class A Common Stock may be issued upon the exercise of incentive stock options under the Equity Incentive Plan. Shares issued under the Equity Incentive Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares. Following the effectiveness of the Equity Incentive Plan, no further awards shall be granted under the Starry Plan.

If an award under the Equity Incentive Plan expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, then any shares subject to such award will, as applicable, become or again be available for new grants under the Equity Incentive Plan. Shares delivered to New Starry by a participant to satisfy the applicable exercise price or purchase price of an award and/or satisfy any applicable tax withholding obligation (including shares retained by New Starry from the award being exercised or purchased and/or creating the tax obligation), will become or again be available for award grants under the Equity Incentive Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not count against the number of shares available for issuance under the Equity Incentive Plan. Awards granted under the Equity Incentive Plan upon the assumption of, or in substitution or exchange for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which New Starry enters into a merger, consolidation, acquisition or similar corporate transaction will not reduce the shares available for grant under the Equity Incentive Plan.

Adjustment

The Plan Administrator may, in its discretion, make adjustments to the maximum number and kind of shares which may be issued under the Equity Incentive Plan upon the occurrence of a merger, reorganization, consolidation, combination, amalgamation, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of New Starry, or sale or exchange of common stock or other securities of New Starry, change in control, issuance of warrants or other rights to purchase common stock or other securities of New Starry or similar corporate transaction or event.

Awards

The Equity Incentive Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the Equity Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Equity Incentive Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options. Stock options provide for the purchase of shares of New Starry Class A Common Stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Unless otherwise determined by the Plan Administrator and only with respect to certain substitute options granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). Unless otherwise determined by the Plan Administrator in accordance with applicable laws, the term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the Plan Administrator may apply to stock options and may include continued service, performance and/or other conditions as the Plan Administrator may determine. ISOs may be granted only to New Starry’s U.S. employees and employees of New Starry’s present or future parent or subsidiaries, if any.

SARs. SARs entitle their holder, upon exercise, to receive from New Starry an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and unless otherwise determined by the Plan Administrator in accordance with applicable laws, the term of a SAR may not be longer than ten years. Vesting conditions determined by the Plan Administrator may apply to SARs and may include continued service, performance and/or other conditions as the Plan Administrator may determine.

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of New Starry Class A Common Stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are unfunded, unsecured rights to receive, on the applicable settlement date, New Starry Class A common stock or an amount in cash or other consideration determined by the Plan Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions during the applicable restriction period or periods set forth in the award agreement. RSUs may be accompanied by the right to receive the equivalent value of dividends paid on shares of New Starry Class A Common Stock prior to the delivery of the underlying shares, subject to the same restrictions on transferability and forfeitability as the RSUs with respect to which the dividend equivalents are granted. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the Plan Administrator permits such a deferral and in accordance with applicable law. Conditions applicable to restricted stock and RSUs may be based on continuing service, performance and/or such other conditions as the Plan Administrator may determine.

Other stock or cash-based awards. Other stock or cash-based awards may be granted to participants, including awards entitling participants to receive New Starry Class A Common Stock to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise). Such awards may be paid in New Starry Class A Common Stock, cash or other property, as the administrator determines. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation payable to any individual who is eligible to receive awards. The Plan

Administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the Plan Administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the Plan Administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the New Starry Board or committee of the New Starry Board, whether or not listed herein, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to New Starry’s performance or the performance of a subsidiary, division, business segment or business unit of New Starry or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The committee of the New Starry Board may provide for exclusion of the impact of an event or occurrence which the committee of the New Starry Board determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of New Starry, (f) an event either not directly related to the operations of New Starry, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of New Starry, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to New Starry Class A Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

Provisions of the Equity Incentive Plan Relating to Director Compensation

The Equity Incentive Plan provides that the Plan Administrator may establish compensation for non-employee directors from time to time subject to the Equity Incentive Plan’s limitations. The Plan Administrator may establish the terms, conditions and amounts of all such non-employee director compensation in its discretion and in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year of New Starry, taken together with any cash compensation paid during such fiscal year, may not exceed $            , in total value increased to $             for a non-employee director’s initial fiscal year of service as a non-employee director (calculating the value of any such equity awards in accordance with ASC 718). The Plan Administrator may make exceptions to these limits for individual non-employee directors in extraordinary circumstances, as the Plan Administrator may determine in its discretion; provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting New Starry Class A Common Stock, including, without limitation, any dividend or other distribution, reorganization, merger, consolidation, recapitalization, or sale of all or substantially all of the assets of New Starry, or sale or exchange of common stock or other securities of New Starry, a change in control, or issuance of warrants or other rights to purchase common stock or other securities of New Starry, or similar corporate transaction or event, or change in any applicable laws or accounting principles, the Plan Administrator has broad discretion to take action under the Equity Incentive Plan to make adjustments to the extent it determines such adjustment is equitable, to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property and/or terminating awards under the Equity Incentive Plan.

For purposes of the Equity Incentive Plan, a “change in control” means and includes each of the following:

•

a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than New Starry or its subsidiaries or any employee benefit plan maintained by New Starry or any of its subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of New Starry’s securities possessing more than 50% of the total combined voting power of New Starry’s securities outstanding immediately after such acquisition; or

•

during any period of two consecutive years, individuals who, at the beginning of such period, constitute the New Starry Board together with any new directors (other than a director designated by a person who shall have entered into an agreement with New Starry to effect a change in control transaction) whose election by the New Starry Board or nomination for election by New Starry’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

•

the consummation by New Starry (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of New Starry’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•

which results in New Starry’s voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into or exchanged for voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of New

Starry’s assets or otherwise succeeds to New Starry’s business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•

after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in New Starry prior to the consummation of the transaction.

Notwithstanding the foregoing, (1) the conversion of shares of New Starry Class X Common Stock into shares of New Starry Class A Common Stock upon the following events: (a) the date on which Chaitanya Kanojia is neither an employee of New Starry nor a member of the New Starry Board or (b) Chaitanya Kanojia ceases to beneficially own at least 25% of the number of shares of New Starry Common Stock that he holds immediately following the Acquisition Merger Closing shall not constitute a Change in Control and (2) if a Change in Control constitutes a payment event with respect to any award (or portion of any award) that provides for the deferral of compensation subject to Section 409A of the Code (“Section 409A”), to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described above with respect to such award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such award if such transaction also constitutes a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5).

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the Plan Administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by New Starry to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Equity Incentive Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Equity Incentive Plan and exercise price obligations arising in connection with the exercise of stock options under the Equity Incentive Plan, the Plan Administrator may, in its discretion and subject to any applicable blackout or lock-up periods, accept cash, wire transfer, or check, shares of New Starry Common Stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

The New Starry Board may amend, suspend or terminate the Equity Incentive Plan at any time. However, no amendment, other than an increase in the number of shares available under the Equity Incentive Plan, in excess of the initial pool and annual increase as described above, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent. The New Starry Board will obtain stockholder approval for any plan amendment to the extent necessary to comply with applicable laws. The Plan Administrator will have the authority, without the approval of New Starry’s stockholders, to amend any outstanding award, including by substituting another award of the same or different type, changing the exercise or settlement date, converting an ISO to an NSO and reduce the exercise price per share of outstanding stock options or SARs or cancel outstanding stock options or SARs in exchange for cash, other award, stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock option or SAR. No award may be granted pursuant to the Equity Incentive Plan after the expiration of the Equity Incentive Plan. The Equity Incentive Plan is scheduled to remain in effect until the earlier of (i) the 10th anniversary of the date on which the FirstMark Board adopts the Equity Incentive Plan and (ii) the earliest date as of which all awards granted under the Equity Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Equity Incentive Plan remain available to be granted under new awards.

Securities Laws

The Equity Incentive Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The Equity Incentive Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the Equity Incentive Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the Equity Incentive Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock options and SARs. An Equity Incentive Plan participant generally will not recognize taxable income and New Starry generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of New Starry Class A Common Stock is higher than the exercise price of the option, a participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and New Starry (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, an Equity Incentive Plan participant generally will not recognize taxable income, and New Starry will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

New Starry will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, New Starry should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, an Equity Incentive Plan participant will recognize taxable income at ordinary income tax rates, and New Starry should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted stock and RSUs. An Equity Incentive Plan participant generally will not recognize taxable income at ordinary income tax rates and New Starry generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and New Starry should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

However, a participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. New Starry will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and New Starry will not be entitled to any additional tax deduction.

Other stock or cash-based awards. A participant will not recognize taxable income and New Starry will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and New Starry should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Section 162(m) of the Code. Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million. Payment of awards under the Equity Incentive Plan could result in an officer receiving compensation in excess of $1 million in a year and thus a loss of deductibility for New Starry.

Section 280G of the Code. Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Equity Incentive Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Section 409A of the Code. Section 409A imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” could include equity-based incentive programs, including certain stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the Equity Incentive Plan are expected to be designed in a manner intended to be exempt from, or comply with, the requirements of Section 409A of the Code. However, if the Equity Incentive Plan or any award thereunder fails to be maintained and administered in compliance with Section 409A, a participant could be subject to the additional taxes and interest. Any payment of “non-qualified deferred compensation” under the Equity Incentive Plan that may be made in installments will be treated as a right to receive a series of separate and distinct payments.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Equity Incentive Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The Equity Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

Grants under the Equity Incentive Plan will be made at the discretion of the Plan Administrator and are not currently determinable. The value of the awards granted under the Equity Incentive Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved. The closing price of shares of FirstMark Class A Common Stock on                 , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $        .

Interests of Certain Persons in this Proposal

The FirstMark directors may be considered to have an interest in the approval of the Incentive Award Plan because they may in the future receive awards under the Incentive Award Plan. Nevertheless, the FirstMark Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Equity Incentive Plan.

Registration With the SEC

If the Equity Incentive Plan is approved by the FirstMark stockholders and becomes effective, New Starry intends to file a Registration Statement on Form S-8 relating to the issuance of shares of New Starry Class A Common Stock under the Equity Incentive Plan with the SEC pursuant to the Securities Act as soon as reasonably practicable after consummation of the Business Combination, to the extent permitted by applicable law.

Equity Compensation Plan Information

As of December 31, 2020, FirstMark had no compensation plans (including individual compensation arrangements) under which equity securities of FirstMark were authorized for issuance.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Starry Holdings, Inc. 2022 Incentive Award Plan (annexed to the proxy statement/prospectus as Annex J) be approved and adopted in all respects.”

Vote Required for Approval

The Equity Incentive Plan Proposal will be approved and adopted if the holders of a majority of the shares entitled to vote of FirstMark Class A Common Stock and FirstMark Founder Shares represented in person, online or by proxy and voted thereon at the Special Meeting vote “FOR” the Equity Incentive Plan Proposal. Failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of the vote on the Equity Incentive Plan Proposal.

Adoption of the Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the ESPP Proposal and the Exchange Proposal at the Special Meeting.

The closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal and the Exchange Proposal at the Special Meeting.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6 — THE ESPP PROPOSAL

The FirstMark Board expects to approve and adopt the ESPP, effective as of the Acquisition Merger Effective Time, subject to the approval by FirstMark’s stockholders. FirstMark is seeking stockholder approval of the ESPP in order to comply with the NYSE or Nasdaq listing rules, as applicable.

Set forth below is a summary of the material terms of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex K. We urge our stockholders to read carefully the entire ESPP before voting on this proposal.

Approval of the ESPP by the FirstMark stockholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and for the ESPP to qualify as an “employee stock purchase plan” under Section 423 of the Code. If approved by FirstMark stockholders, the ESPP will become effective upon the consummation of the Business Combination.

The 2022 Employee Stock Purchase Plan

The purpose of the ESPP is to assist the New Starry eligible employees in acquiring a stock ownership interest in New Starry company and to help our eligible employees provide for their future security and to encourage them to remain in our employment. The ESPP provides eligible employees with an opportunity to purchase shares of New Starry Common Stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex K.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant the right to purchase shares of New Starry Class A Common Stock under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of the right to purchase shares of New Starry Class A Common Stock by U.S. employees that are intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of the right to purchase shares of New Starry Class A Common Stock that are not intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code to facilitate participation for employees located outside of the U.S. to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of                  shares of New Starry Class A Common Stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1st of each calendar year beginning in 2023 and ending on and including January 31, 2031, by an amount equal to the lesser of (A) 1% of the aggregate number of shares of New Starry Class A Common Stock and New Starry Class X Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the New Starry Board. The number of shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the ESPP will not exceed an aggregate of                  shares. The New Starry Board or a committee of the New Starry Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP (referred to collectively as the “Plan Administrator”).

Eligibility

We expect that all of the New Starry employees will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of stock and other securities of New Starry, or a parent or subsidiary corporation of New Starry. Directors who are not employees are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period. As of the Acquisition Merger Closing, we are expected to have approximately                  employees who will be eligible to participate in the ESPP. Additionally, the Plan Administrator may provide that an employee will not be eligible to participate in an offering period under the Section 423 Component if (i) such employee is a highly compensated employee under Section 414(q) of the Code, (ii) such employee has not met a service requirement designated by the Plan Administrator, (iii) such employee’s customary employment is for twenty hours per week or less, (iv) such employee’s customary employment is for less than five months in any calendar year and/or (v) such employee is a citizen or resident of a non-U.S. jurisdiction or the grant of a right to purchase shares of New Starry Class A Common Stock under the ESPP to such employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase such shares under the ESPP to such employee in compliance with the laws of such non-U.S. jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code.

Grant of Rights

Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the Plan Administrator and may be up to twenty-seven months long. The Plan Administrator will establish one or more purchase periods within each offering period. The number of purchase periods within, and purchase dates during each offering period, will be established by the Plan Administrator prior to the commencement of each offering period. The length of the purchase periods will be determined by the Plan Administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day of the purchase period or such other date as determined by the Plan Administrator. Payroll deductions for each offering periods under the ESPP will commence for a participant on the first regular payday following the applicable enrollment date of an offering period and will end on the last such payday in the offering period to which such participant’s authorization is applicable, unless sooner terminated or suspended by the participant or Plan Administrator under the ESPP. The Plan Administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the Plan Administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the Plan Administrator in lieu of or in addition to payroll deductions.

The ESPP permits participants to purchase New Starry Class A Common Stock through payroll deductions of a specified percentage or a fixed dollar amount of their eligible compensation, which, in either event, may not be less than 1% and may not be more than the maximum percentage specified by the Plan Administrator for the applicable offering period or purchase period. In the absence of a contrary designation, such maximum percentage will be 20%. The Plan Administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of New Starry Class A Common Stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will be granted the right to purchase shares of New Starry Class A Common Stock. The right will expire on the earlier of, the end of the applicable offering period, the last purchase date of the offering period, and the date on which the participant withdraws from the

ESPP, and will be exercised at that time to the extent of the payroll deductions (or contributions) accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, with respect to the Section 423 Component will be 85% of the lower of the fair market value of New Starry Class A Common Stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions (and contributions, if applicable) that have not yet been used to purchase shares of New Starry Class A Common Stock. If a participant withdraws from the ESPP during an offering period, the participant cannot rejoin until the next offering period. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting New Starry Class A Common Stock, including, without limitation, any dividend or other distribution, change in control, reorganization, merger, repurchase, redemption, recapitalization, liquidation, dissolution, sale of all or substantially all of our assets or sale or exchange of our shares of New Starry Class A Common Stock, or other similar corporate transaction or event, the Plan Administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of any events or transactions set forth in the immediately preceding sentence or any unusual or non-recurring events or transactions, the Plan Administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment; Termination

The Plan Administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, in excess of the initial pool and annual increase as described above, or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP. The ESPP will continue until terminated by the New Starry Board.

Material U.S. Federal Income Tax Consequences

The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

As described above, the ESPP has a Section 423 Component and a Non-Section 423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the Section 423 Component or the Non-Section 423 Component.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted a right under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Non-Section 423 Component

Rights granted under the Non-Section 423 Component are not intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan, which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will have compensation income equal to the value of the New Starry Class A Common Stock on the day he or she purchases the New Starry Class A Common Stock, less the purchase price. When a participant sells the New Starry Class A Common Stock purchased under the ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the New Starry Class A Common Stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Any compensation income that a participant receives upon sale of the New Starry Class A Common Stock that he or she purchased under the Non-Section 423 Component is subject to withholding for income, Medicare and social security taxes, as applicable.

New Plan Benefits

The benefits under the ESPP will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the ESPP. The closing price of shares of FirstMark Class A Common Stock on                 , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $                .

Registration With the SEC

If the ESPP is approved by FirstMark stockholders and becomes effective, New Starry intends to file a Registration Statement on Form S-8 relating to the issuance of shares of New Starry Class A Common Stock under the ESPP with the SEC pursuant to the Securities Act as soon as reasonably practicable after consummation of the Business Combination, to the extent permitted by applicable law.

Equity Compensation Plan Information

As of December 31, 2020, FirstMark had no compensation plans (including individual compensation arrangements) under which equity securities of FirstMark were authorized for issuance.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the Starry Holdings, Inc. 2022 Employee Stock Purchase Plan (annexed to the proxy statement/prospectus as Annex K) be approved and adopted in all respects.”

Vote Required for Approval

The ESPP Proposal will be approved and adopted if the holders of a majority of the shares entitled to vote of FirstMark Class A Common Stock and FirstMark Founder Shares represented in person, online or by proxy and actually voted thereon at the Special Meeting vote “FOR” the ESPP Proposal.

Adoption of the ESPP Proposal is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Equity Incentive Plan Proposal and the Exchange Proposal at the Special Meeting.

The closing of the Business Combination is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal including each of the Advisory Organizational Documents Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal and the Exchange Proposal at the Special Meeting.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the FirstMark Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, or if holders of FirstMark’s public shares have elected to redeem a number of public shares such that FirstMark would have less than $5,000,001 of net tangible assets or the amount in the Trust Account, plus the proceeds from the PIPE Investment, plus the proceeds from the Convertible Notes Investment, plus all other cash and cash equivalents of FirstMark (after deducting the cash amounts required to satisfy FirstMark’s stockholder redemptions and transaction costs) does not equal or exceed $300.0 million. In no event will the FirstMark Board adjourn the Special Meeting or consummate the Merger beyond the date by which it may properly do so under the FirstMark Certificate of Incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by FirstMark’s stockholders, the FirstMark Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, or if holders of FirstMark’s public shares have elected to redeem an amount of public shares such that FirstMark would have less than $5,000,001 of net tangible assets, and may be unable to consummate the merger. If we do not consummate the Business Combination and fail to complete an initial business combination by October 8, 2022 (unless such date is extended in accordance with the FirstMark Certificate of Incorporation), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the Public Stockholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the adjournment of the Special Meeting to a later date or dates to be determined by the chairman of the Special Meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of FirstMark common stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Sponsor and FirstMark’s officers and directors have agreed to vote the FirstMark Founder Shares and any other shares of FirstMark stock owned by them in favor of the Adjournment Proposal (if necessary). See “The Merger Agreement — Related Agreements — Sponsor Support Agreement”.

Recommendation of the FirstMark Board

THE FIRSTMARK BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to holders of FirstMark Class A Common Stock or FirstMark Warrants in connection with the SPAC Merger and the exercise of redemption rights. This section applies only to FirstMark Class A Common Stock or FirstMark Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	banks and financial institutions;

•	insurance companies;

•	brokers and dealers in securities, currencies or commodities;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of FirstMark Class A Common Stock or FirstMark Warrants;

•	regulated investment companies and real estate investment trusts;

•	governmental organizations and qualified foreign pension funds;

•

persons that acquired FirstMark Class A Common Stock or FirstMark Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons holding FirstMark Class A Common Stock or FirstMark Warrants as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations and passive foreign investment companies; and

•	tax-exempt entities.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds shares of FirstMark Class A Common Stock or FirstMark Warrants, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partners in partnerships holding shares of FirstMark Class A Common Stock or FirstMark Warrants should consult their tax advisors.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Consequences of the SPAC Merger

The U.S. federal income tax consequences of the SPAC Merger will depend primarily upon whether the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the SPAC Merger, FirstMark will merge with and into New Starry with New Starry surviving the Merger.

It is intended that the SPAC Merger qualify as an F Reorganization. Assuming the SPAC Merger qualifies as an F Reorganization, U.S. Holders of FirstMark Class A Common Stock or FirstMark Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the SPAC Merger, and the SPAC Merger will generally be treated for U.S. federal income tax purposes as if FirstMark (i) transferred all of its assets and liabilities to New Starry in exchange for all of the outstanding common stock and warrants of New Starry, and (ii) then distributed the common stock and warrants of New Starry to the holders of securities of FirstMark in liquidation of FirstMark.

FirstMark Class A Common Stock

Basis and Holding Period Considerations. Assuming the SPAC Merger qualifies as an F Reorganization: (i) the aggregate tax basis of a share of the common stock received by a U.S. Holder in the SPAC Merger will generally equal the U.S. Holder’s aggregate tax basis in the FirstMark Class A Common Stock surrendered in exchange therefor, and the aggregate tax basis of the warrants received by a U.S. Holder in the SPAC Merger will generally equal the U.S. Holder’s aggregate tax basis in the FirstMark Warrants surrendered in exchange therefor; and (ii) the holding period for a share of common stock or warrant received by a U.S. Holder will generally include such U.S. Holder’s holding period for the FirstMark Class A Common Stock or FirstMark Warrant surrendered in exchange therefor.

Redemption of FirstMark Class A Common Stock

In the event that a holder’s shares of FirstMark Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of FirstMark Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of FirstMark Class A Common Stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “U.S. holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “Non-U.S. holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock.” If the redemption does not qualify as a sale of shares of FirstMark Class A Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “U.S. holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “Non-U.S. holders — Taxation of Distributions.”

Whether a redemption of shares of FirstMark Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of FirstMark Class A Common Stock will generally be treated as a sale of FirstMark Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include FirstMark Class A Common Stock which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of FirstMark Class A Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of FirstMark Class A Common Stock and the FirstMark Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of FirstMark Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of FirstMark Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section entitled “U.S. holders — Taxation of Distributions,” and the tax effects to such Non-U.S. holder will be as described below under the section entitled “Non-U.S. holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed FirstMark Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of our shares of FirstMark Class A Common Stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•

a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (B) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions. If our redemption of a U.S. Holder’s shares of FirstMark Class A Common Stock is treated as a distribution, as discussed above under the section entitled “Redemption of FirstMark Class A Common Stock,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our FirstMark Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the FirstMark Class A Common Stock and will be treated as described below under the section entitled “U.S. holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock.”

Dividends. Dividends received by a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the FirstMark Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock. If our redemption of a U.S. Holder’s shares of FirstMark Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “Redemption of FirstMark Class A Common Stock,” a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares of FirstMark Class A Common Stock redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the FirstMark Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the FirstMark Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of FirstMark Class A Common Stock (shares of FirstMark Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its FirstMark Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its FirstMark Class A Common Stock will generally equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its shares of FirstMark Class A Common Stock treated as a return of capital.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A Non-U.S. Holder is a beneficial owner of our FirstMark Class A Common Stock who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. Holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions. If our redemption of a Non-U.S. Holder’s shares of FirstMark Class A Common Stock is treated as distribution, as discussed above under the section entitled “Redemption of FirstMark Class A Common Stock” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our FirstMark Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the FirstMark Class A Common Stock, which will be treated as described below under the section entitled “Non-U.S. holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of FirstMark Class A Common Stock. If our redemption of a Non-U.S. holder’s shares of FirstMark Class A Common Stock is treated as a sale or other taxable disposition as discussed above under the section entitled “Redemption of FirstMark Class A Common Stock,” subject to the discussions of FATCA below, a Non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our FirstMark Class A Common Stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our FirstMark Class A Common Stock, and, in the case where shares of our FirstMark Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our FirstMark Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our FirstMark Class A Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. In the event the Non-U.S. holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of our FirstMark Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless our FirstMark Class A Common Stock is regularly traded on an established securities market, a buyer of our FirstMark Class A Common Stock (we would be treated as a buyer with respect to a redemption of FirstMark Class A Common Stock) may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. There can be no assurance that our FirstMark Class A Common Stock will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding company and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s FirstMark Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Foreign Account Tax Compliance Act (“FATCA”) Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on our FirstMark Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of FirstMark Class A Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of FirstMark and Starry adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, which is herein referred to as Article 11.

New Starry has elected not to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (the “Management’s Adjustments”) and has only presented simplified requirements to depict the accounting for the transaction (the “Transaction Accounting Adjustments”) in the following unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of FirstMark and the historical balance sheet of Starry on a pro forma basis as if the Business Combination and related transactions had been consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 (in the case of FirstMark, for the period August 13, 2020 (inception) to December 31, 2020) combine the historical statements of operations of FirstMark and Starry on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The Business Combination and related transactions are summarized below as:

•

Pursuant to the Business Combination, Starry and FirstMark each created wholly owned subsidiaries, New Starry and Merger Sub, respectively. Pursuant to the Merger Agreement, FirstMark will merge with and into New Starry at the SPAC Merger Effective Time, with New Starry remaining as the surviving entity and becoming the sole owner of Merger Sub. Following the SPAC Merger, Merger Sub will merge with and into Starry at the Acquisition Merger Effective Time, with Starry remaining as the surviving entity and a wholly owned subsidiary of New Starry.

•	On the SPAC Merger Closing Date and immediately prior to the SPAC Merger Effective Time:

•

each then-outstanding share of FirstMark Class B Common Stock will be exchanged for shares of FirstMark Class A Common Stock equal to the applicable exchange ratio pursuant to the Class B Exchange (as determined in accordance with the Sponsor Support Agreement and as further described in this proxy statement/prospectus); and

•

each share of FirstMark Common Stock required to be redeemed pursuant to Public Stockholders’ exercise of their redemption rights will be canceled and redeemed for the consideration on the terms and conditions set forth in the Merger Agreement, the FirstMark Existing Organizational Documents, the Trust Agreement and this proxy statement/prospectus.

•	At the SPAC Merger Effective Time, by virtue of the SPAC Merger:

•	each then-outstanding share of common stock of New Starry will be redeemed for par value;

•	each then-outstanding FirstMark Unit will be separated and canceled and each holder thereof will be deemed to hold one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant;

•

each then-outstanding share of FirstMark Class A Common Stock (including, for the avoidance of doubt, shares of FirstMark Class A Common Stock received pursuant to (i) the Class B Exchange and (ii) the separation and cancelation of the FirstMark Units) will be canceled and converted into shares of New Starry Class A Common Stock equal to the applicable exchange ratio (as determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus);

•

each then-outstanding FirstMark Warrant (including, for the avoidance of doubt, FirstMark Warrants following the separation and cancelation of FirstMark Units) will be assumed and converted automatically into a New Starry Warrant pursuant to the Warrant Agreement (as amended by the Warrant Assumption Agreement);

•

each then-outstanding FirstMark Dissenting Share will be canceled and represent only the right to receive consideration pursuant to Section 262 of the DGCL or the right to receive consideration pursuant to the Merger Agreement; and

•	each then-outstanding share of FirstMark Common Stock owned by FirstMark or its subsidiaries as treasury stock will be canceled for no payment or consideration.

•

On the Acquisition Merger Closing Date and immediately prior to the Acquisition Merger Effective Time, each then-outstanding share of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) will convert automatically into a number of shares of Starry Common Stock at the then-effective conversion rate in accordance with the terms of the Starry Charter.

•	At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger:

•

each then-outstanding share of Starry Common Stock (including shares of Starry Common Stock resulting from the Conversion) will be canceled and converted into the right to receive (a) with respect to the Starry Founder, the number of shares of New Starry Class X Common Stock equal to the Acquisition Merger Exchange Ratio and (b) with respect to all other eligible Starry equity holders, the number of shares of New Starry Class A Common Stock equal to the Acquisition Merger Exchange Ratio;

•

all shares of Starry Common Stock and Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) held in the treasury of Starry will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•	each then-outstanding share of Starry Series Z Preferred Stock will convert automatically into the right to receive shares of New Starry Class A Common Stock on a one-to-one basis;

•

each then-outstanding share of common stock of Merger Sub will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of common stock, par value $0.0001 per share, of the surviving entity of the Acquisition Merger;

•

each then-outstanding and unexercised Starry Option, whether or not vested, will be assumed and converted into a New Starry Option to purchase a number of shares of New Starry Class A Common Stock equal to the product of (a) the number of shares of Starry Common Stock subject to such Starry Option immediately prior to the Acquisition Merger Effective Time and (b) the Acquisition Merger Exchange Ratio with any resulting fractional share rounded down to the nearest whole number, at an exercise price per share equal to (x) the exercise price per share of such Starry Option immediately prior to the Acquisition Merger Effective Time divided by (y) the Acquisition Merger Exchange Ratio with any resulting fractional cent rounded up to the nearest whole cent (which option will remain subject to the same terms and conditions as were applicable to the corresponding Starry Option, including applicable vesting conditions);

•

each then-outstanding Starry RSU Award will be assumed and converted into a New Starry RSU Award covering a number of restricted shares of New Starry Class A Common Stock (rounded down to the nearest whole number) equal to the product of (a) the number of shares of Starry Common Stock subject to such award and (b) the Acquisition Merger Exchange Ratio (which award will remain subject to the same terms and conditions as were applicable to the corresponding Starry RSU Award, including applicable vesting conditions); and

•

each then-outstanding Starry Dissenting Share will be canceled and represent only the right to receive consideration pursuant to Section 262 of the DGCL or the right to receive consideration pursuant to the Merger Agreement.

Other related events that are contemplated or assumed to occur in connection with the Business Combination are summarized below:

•

immediately prior to the consummation of the Acquisition Merger, each then-outstanding Starry Warrant, will be exercised pursuant to the terms of such Starry Warrant, in exchange for shares of Starry Common Stock;

•

the issuance and sale of 10,900,000 shares of New Starry Class A Common Stock for a purchase price of $10.00 per share, generating gross proceeds of $109.0 million in the PIPE Investment pursuant to the PIPE Subscription Agreements;

•

the issuance of $150.0 million principal amount of Convertible Notes immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, resulting in aggregate proceeds of $150.0 million in the Convertible Notes Investment, pursuant to the Convertible Notes Subscription Agreements;

•

the issuance and sale of 2,100,000 shares of Starry Series Z Preferred Stock for a purchase price of $10.00 per share immediately prior to the consummation of the Acquisition Merger, generating gross proceeds of $21.0 million pursuant to the Series Z Subscription Agreements;

•	concurrently with the Mergers, the repayment of indebtedness outstanding pursuant to the Starry Credit Agreement; and

•

pursuant to the Sponsor Support Agreement, the Sponsor has also agreed that, during the Earnout Period, it will subject 6,672,500 Earnout Shares, comprised of (a) one tranche of 2,224,166 shares subject to Earnout Triggering Event I and (b) two tranches of 2,224,167 shares of which (i) one tranche is subject to Earnout Triggering Event II and (ii) one tranche is subject to Earnout Triggering Event III, to potential forfeiture to New Starry for no consideration until the occurrence of the applicable Earnout Triggering Event(s). If one or more of the Earnout Triggering Events has not occurred by the end of the Earnout Period, the applicable tranche of Earnout Shares will be forfeited to New Starry.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, New Starry is treated as the acquired company and Starry is treated as the accounting acquirer for financial statement reporting purposes. Starry has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances that are expected to be in place following the consummation of the Business Combination:

•

Starry’s existing stockholders will have the greater voting interest in New Starry under both the No Redemption and Maximum Redemption Scenarios as of immediately following the consummation of the Business Combination;

•

by virtue of such estimated voting interest upon the consummation of the Business Combination, Starry’s existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of New Starry following the consummation of the Business Combination;

•	Starry’s senior management will be the senior management of New Starry; and

•	the composition of the New Starry Board will reflect six members appointed by Starry, and one member appointed by the Sponsor.

Other factors were considered but they would not change the preponderance of factors indicating that Starry was the accounting acquirer.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical audited financial statements of FirstMark for the period from August 13, 2020 (inception) through December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed financial statements of FirstMark as of and for the six months ended June 30, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical audited consolidated financial statements of Starry as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Starry as of and for the six months ended June 30, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

other information relating to FirstMark and Starry contained in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “The Merger Agreement” and the risk factors set forth under the section entitled “Risk Factors” of this proxy statement/prospectus.

Pursuant to the FirstMark Certificate of Incorporation, Public Stockholders will be offered the opportunity to redeem, with such redemption to occur upon the consummation of the Business Combination, shares of FirstMark Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the consummation of the Business Combination) in the Trust Account.

Description of the Minimum and Maximum Allowable Redemptions Scenarios

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•	No Redemption: This scenario, which we refer to as the “No Redemption Scenario,” assumes that no shares of FirstMark Class A Common Stock are redeemed from the Public Stockholders; and

•

Maximum Redemption: This scenario, which we refer to as the “Maximum Redemption Scenario,” assumes that 32,928,773 shares of FirstMark Class A Common Stock are redeemed for an aggregate payment of approximately $329.3 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account, which is the estimated maximum number of redemptions that could occur without a failure to satisfy the condition in the Merger Agreement that the Closing Surviving Cash shall equal or exceed $300.0 million.

Upon the consummation of the Business Combination, shares outstanding as presented in the unaudited pro forma condensed combined financial statements include the following:

	Assuming No Redemptions				Assuming Maximum Redemptions
	Shares	%	Votes	%	Shares	%	Votes	%
Starry Class A Stockholders(1)(2)	114,630,956	60%	114,630,956	21%	114,630,956	73%	114,630,956	22%
Starry Class X Stockholders	18,238,631	10%	364,772,621	67%	18,238,631	12%	364,772,621	71%
FirstMark Public Stockholders	42,400,000	22%	42,400,000	8%	9,471,227	6%	9,471,227	2%
FirstMark Initial Stockholders(3)	2,677,500	1%	9,350,000	2%	2,677,500	2%	9,350,000	2%
PIPE Investors	10,900,000	6%	10,900,000	2%	10,900,000	7%	10,900,000	2%
Series Z Investors(4)	2,100,000	1%	2,100,000	0%	2,100,000	1%	2,100,000	0%

Total Shares	190,947,087	100%	544,153,577	100%	158,018,314	100%	511,224,804	100%

(1)

The number of shares of New Starry Class A Common Stock issued to the holders of Starry Common Stock, Starry Options and Starry RSU Awards will fluctuate based on the number of shares of Starry Common Stock and Starry RSU Awards outstanding and shares of Starry Common Stock underlying Starry Options, whether vested or unvested (and the exercise price of such Starry Option), outstanding immediately prior to the Acquisition Merger Effective Time.

(2)

Affiliates of FirstMark Capital and FirstMark’s officers and directors hold a 17% ownership interest in the outstanding shares of Starry Preferred Stock prior to conversion pursuant to the Merger Agreement.

(3)

Shares outstanding exclude 6,672,500 Earnout Shares subject to forfeiture if certain performance-based vesting requirements are not met. While the Earnout Shares remain subject to vesting and forfeiture conditions, their holder is entitled to exercise the voting rights carried by such Earnout Shares and therefore the unvested Earnout Shares are included in the “Votes” columns.

(4)	Series Z Investors include affiliates of FirstMark Capital.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of New Starry following the completion of the Business Combination and related transactions. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(Amounts in thousands)

	Historical		Assuming No Redemption			Assuming Maximum Redemption
	U.S. GAAP
	FirstMark Horizon Acquisition Corp.	Starry, Inc.	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined	Additional Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$464	$84,820	$414,018	1a	$572,023	$(329,302)	1o	$242,721
			(168,300)	1b
			149,500	1c
			109,000	1d
			(35,629)	1e
			21,000	1f
			(2,850)	1g
Restricted cash, current	—	30	—		30			30
Accounts receivable, net	—	368	—		368			368
Deferred costs	—	453	(453)	1e	—			—
Prepaid expenses and other current assets	388	3,981	—		4,369			4,369

Total current assets	852	89,652	486,286		576,790	(329,302)		247,488
Property and equipment, net	—	105,024	—		105,024			105,024
Intangible assets	—	48,463	—		48,463			48,463
Restricted cash and other assets	—	1,374	—		1,374			1,374
Investments held in trust account	414,018	—	(414,018)	1a	—			—

TOTAL ASSETS	$414,870	$244,513	$72,268		$731,651	$(329,302)		$402,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	114	7,489	—		7,603			7,603
Unearned revenue	—	1,710	—		1,710			1,710
Current portion of debt	—	1,258	—		1,258			1,258
Accrued expenses and other current liabilities	877	15,564	(1,263)	1e	15,178			15,178

Total current liabilities	991	26,021	(1,263)		25,749	—		25,749
Debt, net of current portion	—	144,823	(140,744)	1b	86,752			86,752
			82,673	1c				—
Asset retirement obligations	—	1,858	—		1,858			1,858
Other liabilities	—	10,864	(7,645)	1b	3,219			3,219
			—	1c	—
Deferred underwriting commissions	14,490	—	(14,490)	1e	—			—
Derivative warrant liability	31,600	—	—		31,600			31,600
Earn-out liability	—	—	53,500	1h	53,500			53,500

Total liabilities	$47,081	$183,566	$(27,969)		$202,678	$—		$202,678

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (continued)

AS OF JUNE 30, 2021

(Amounts in thousands)

	Historical U.S. GAAP		Assuming No Redemption			Assuming Maximum Redemption
	FirstMark Horizon Acquisition Corp.	Starry, Inc.	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined	Additional Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined
Commitments
Class A ordinary shares subject to possible redemption (36,278,872 at approximately $10.00 per share as of June 30, 2021)	$362,789	$—	$(362,789)	1i	$—			$—
Stockholders’ equity								—
Convertible preferred stock	—	453,184	(453,184)	1j	—			—
Starry common stock	—	11	50	1j	—			—
			(61)	1k				—
Class A common stock, $0.0001 par value	—	—	1	1d	19	(3)	1o	16
			5	1i
			—	1f
			11	1k
			1	1l
			1	1m
Class X common stock, $0.0001 par value,	—	—	2	1k	2			2
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 5,121,128 shares issued and outstanding (excluding 36,278,872 shares subject to possible redemption) at June 30, 2021	1	—	(1)	1i	—			—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1	—	(1)	1m	—			—
Additional paid-in capital	6,505	22,178	66,827	1c	970,090	(329,299)	1o	640,791
			108,999	1d
			362,785	1i
			453,134	1j
			(16,378)	1e
			21,000	1f
			(53,500)	1h
			48	1k
			(1)	1l
			(1,507)	1n
Accumulated deficit	(1,507)	(414,426)	(19,911)	1b	(441,138)			(441,138)
			(3,951)	1e
			(2,850)	1g
			1,507	1n
Total stockholders’ equity	5,000	60,947	463,026		528,973	(329,302)		199,671

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$414,870	$244,513	$72,268		$731,651	$(329,302)		$402,349

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands, except share and per share amounts)

	FirstMark Horizon Acquisition Corp.	Starry, Inc.	Assuming No Redemption				Assuming Maximum Redemption
			Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined		Additional Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined
Revenues	$—	$9,614	$—		$9,614		$—		$9,614
Cost of revenues	—	(25,822)	—		(25,822)		—		(25,822)

Gross loss	—	(16,208)	—		(16,208)		—		(16,208)
Operating expenses:
Selling, general and administrative expenses	(1,275)	(30,238)	—		(31,513)		—		(31,513)
Research and development expenses	—	(12,418)	—		(12,418)		—		(12,418)
General and administrative expenses—related party	(60)	—	60	2c	—		—		—
Franchise tax expense	(98)	—	—		(98)		—		(98)

Total operating expenses	(1,433)	(42,656)	60		(44,029)		—		(44,029)

Loss from operations	(1,433)	(58,864)	60		(60,237)		—		(60,237)
Other income (expense):
Interest expense	—	(12,581)	9,523	2d	(13,681)		—		(13,681)
			(10,623)	2e			—		—
Other expense, net	—	(8,155)	5,795	2d	(2,360)		—		(2,360)
Change in fair value of derivative warrant liabilities	19,827	—	—		19,827		—		19,827
Interest and dividends on investments held in Trust Account	13	—	(13)	2f	—		—		—

Total other income (expense), net	19,840	(20,736)	4,682		3,786		—		3,786

Net income (loss)	$18,407	$(79,600)	$4,742		$(56,451)		$—		$(56,451)

Weighted average shares outstanding:
Basic and diluted					190,947,087	2g	(32,928,773)	2g	158,018,314

Net loss per share attributable to common stockholders—basic and diluted					$(0.30)				$(0.36)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands, except share and per share amounts)

	For the Period from August 13, 2020 (inception) through December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2020
			Assuming No Redemption				Assuming Maximum Redemption
	FirstMark Horizon Acquisition Corp.	Starry, Inc.	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Condensed Combined		Additional Transaction Accounting Adjustments (Note 2)		Notes	Pro Forma Condensed Combined
Revenues	$—	$12,826	$—		$12,826		$			$12,826
Cost of revenues	—	(38,529)	—		(38,529)			—		(38,529)

Gross loss	—	(25,703)	—		(25,703)			—		(25,703)
Operating expenses:
Selling, general and administrative expenses	(146)	(55,240)	(3,951)	2a	(62,187)			—		(62,187)
			(2,850)	2b
Research and development expenses	—	(22,957)	—		(22,957)			—		(22,957)
General and administrative expenses—related party	(28)	—	28	2c	—			—		—
Franchise tax expense	(77)	—	—		(77)			—		(77)

Total operating expenses	(251)	(78,197)	(6,773)		(85,221)			—		(85,221)

Loss from operations	(251)	(103,900)	(6,773)		(110,924)			—		(110,924)
Other income (expense):
Interest expense	—	(19,382)	17,301	2d	(21,835)			—		(21,835)
			(19,754)	2e
Other expense, net	—	(1,811)	1,850	2d	39			—		39
Loss on sale of fair value of Private Placement Warrants	(1,028)	—			(1,028)			—		(1,028)
Change in fair value of derivative warrant liabilities	(17,349)	—			(17,349)			—		(17,349)
Financing cost—derivative warrant liabilities	(1,291)	—			(1,291)			—		(1,291)
Interest and dividends on investments held in Trust Account	6	—	(6)	2f	—			—		—
Loss on extinguishment of debt			(19,911)	2d	(19,911)					(19,911)

Total other expense, net	(19,662)	(21,193)	(20,520)		(61,375)			—		(61,375)

Net loss	$(19,913)	$(125,093)	$(27,293)		$(172,299)			$—		$(172,299)

Weighted average shares outstanding:
Basic and diluted					190,947,087	2g		(32,928,773)	2g	158,018,314

Net loss per share attributable to common stockholders—basic and diluted					$(0.90)					$(1.09)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.    Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FirstMark is treated as the “acquired” company for accounting and financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Starry issuing stock for the net assets of FirstMark, accompanied by a recapitalization. The net assets of FirstMark are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and the year ended December 31, 2020, give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	FirstMark’s unaudited condensed balance sheet as of June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Starry’s unaudited condensed consolidated balance sheet as of June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	FirstMark’s unaudited condensed statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Starry’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 (in the case of FirstMark, for the period from August 13, 2020 (inception) to December 31, 2020) has been prepared using, and should be read in conjunction with, the following:

•	FirstMark’s audited statement of operations for the period from August 13, 2020 (inception) through December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Starry’s audited consolidated statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions, as the Company did not reflect any Management Adjustments under the Article 11 pro forma rules and regulations. The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain estimates, assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of FirstMark and Starry.

2.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11. Article 11 requires the presentation of adjustments for the accounting for the transaction and provides management with the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur. New Starry has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. There were no intercompany transactions between FirstMark and Starry that would require adjustment to these pro forma financial statements for any of the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

a.	Reflects the reclassification of investments held in the Trust Account to cash and cash equivalents that become available following consummation of the Business Combination.

b.

Reflects the repayment of the outstanding balance under the Starry Credit Agreement of $153.0 million and estimated prepayment penalty of $15.3 million upon consummation of the Business Combination. This adjustment includes the write-off of $12.3 million of the related unamortized debt discount recorded in Debt, write-off of $7.6 million of related derivative liability recorded in Other Liabilities, and the recognition of an estimated loss on extinguishment of $19.9 million recorded in accumulated deficit (refer to adjustment (2)d).

c.

Reflects net cash proceeds of $149.5 million upon issuance of the Convertible Notes pursuant to the Convertible Note Subscription Agreements ($150.0 million principal less $0.5 million of estimated issuance costs) and corresponding debt discount to recognize the Convertible Notes cash conversion feature.

d.

Reflects the gross proceeds of $109.0 million from the issuance and sale of 10,900,000 shares of New Starry Class A Common Stock at $10.00 per share in connection with the PIPE Investment pursuant to the PIPE Subscription Agreements.

e.

Reflects the payment of estimated transaction costs of $35.6 million representing $16.4 million for Starry and $19.2 million for FirstMark. This adjustment is inclusive of the settlement of $14.5 million of deferred underwriting commissions (recognized by FirstMark within additional paid in capital as of December 31, 2020) and $0.8 million of accrued expenses on FirstMark’s balance sheet, settlement of $0.5 million of deferred transaction costs incurred by Starry, and settlement of $0.5 million of accrued expenses on Starry’s balance sheet. Costs include legal, financial advisory and other professional fees related to the Business Combination. In connection with the reverse recapitalization treatment, Starry’s transaction costs are recorded as reductions to additional paid-in capital. FirstMark’s expected transaction costs of $4.0 million are recorded through the income statement and treated as an increase to accumulated deficit.

New Starry is currently estimating the allocation of transaction cost to liability classified instruments originated in the transaction. At this point Starry has recognized all transaction costs in additional paid-in capital. The finalization of the accounting evaluation and conclusions classification are ongoing, and the adjustment is subject to change.

f.

Reflects the gross cash proceeds of $21.0 million from the issuance and sale of 2,100,000 shares of Starry Series Z Preferred Stock at $10.00 per share in connection with the Series Z Investment pursuant to the Series Z Subscription Agreements. At the Acquisition Merger Effective Time, each then-outstanding share of Starry Series Z Preferred Stock will convert to New Starry Class A Common Stock on a one-to-one basis and therefore this adjustment reflects the purchase of Series Z Preferred Stock directly into New Starry Class A Common Stock pursuant to the Merger Agreement.

g.	Reflects the cash payment of non-recurring bonuses to certain Starry employees upon the consummation of the Business Combination.

h.

Reflects the fair value of the Earnout Shares contingently releasable to the Sponsor. The preliminary fair value was determined based on information available as of the date of the unaudited pro forma condensed combined financial information. This preliminary estimated fair value of the Earnout Shares was determined using a Monte Carlo simulation valuation model and significant assumptions to the valuation included a term of 5 years, volatility of 55%, risk-free rate of 0.93%, and a dividend yield of 0.00%.

i.

Reflects the (i) No Redemption Scenario, in which no shares of FirstMark Class A Common Stock are redeemed and FirstMark Class A Common Stock subject to possible redemption is reclassified from temporary to permanent equity and (ii) subsequent conversion of all outstanding FirstMark Class A Common Stock to New Starry Class A Common Stock pursuant to the terms of the Merger Agreement.

j.

Reflects the conversion of all outstanding shares of Starry Preferred Stock (other than any shares of Starry Series Z Preferred Stock) to Starry Common Stock immediately prior to the Acquisition Merger Effective Time at the applicable conversion ratio provided in the Starry Charter.

k.

Reflects the cancelation and conversion of each then-outstanding share of Starry Common Stock (including shares of Starry Common Stock resulting from the Conversion) into the right to receive (a) with respect to the Starry Founder, the number of shares of New Starry Class X Common Stock equal to the Acquisition Merger Exchange Ratio and (b) with respect to all other eligible Starry equity holders, the number of shares of New Starry Class A Common Stock equal to the Acquisition Merger Exchange Ratio. Additionally, each then-outstanding and unexercised Starry Option, whether or not vested, will be assumed and converted into a New Starry Option to purchase a number of shares of New Starry Class A Common Stock equal to the product of (a) the number of shares of Starry Common Stock subject to such Starry Option immediately prior to the Acquisition Merger Effective Time and (b) the Acquisition Merger Exchange Ratio with any resulting fractional share rounded down to the nearest whole number, at an exercise price per share equal to (x) the exercise price per share of such Starry Option immediately prior to the Acquisition Merger Effective Time divided by (y) the Acquisition Merger Exchange Ratio with any resulting fractional cent rounded up to the nearest whole cent (which option will remain subject to the same terms and conditions as were applicable to the corresponding Starry Option, including applicable vesting conditions). Further, each then-outstanding Starry RSU Award will be assumed and converted into a New Starry RSU Award covering a number of restricted shares of New Starry Class A Common Stock (rounded down to the nearest whole number) equal to the product of (a) the number of shares of Starry Common Stock subject to such award and (b) the Acquisition Merger Exchange Ratio (which award will remain subject to the same terms and conditions as were applicable to the corresponding Starry RSU Award, including applicable vesting conditions)

The number of shares of New Starry Class A Common Stock issued to the holders of Starry Common Stock, Starry Options and Starry RSU Awards and will fluctuate based on the number of shares of Starry Common Stock and Starry RSU Awards outstanding and shares of Starry Common Stock underlying Starry Options, whether vested or unvested (and the exercise price of such Starry Option), outstanding immediately prior to the Acquisition Merger Effective Time.

l.

Reflects the cashless exercise of all outstanding Starry Warrants to purchase Starry Common Stock held by Starry stockholders immediately prior to the Acquisition Merger Effective Time in accordance with the individual agreements, following the withholding of such number of shares as to cover the exercise price. This adjustment recognizes the par value and additional paid-in capital of the net shares issued on exercise. As Starry Common Stock will be converted into New Starry Class A Common Stock pursuant to the Merger Agreement, this adjustment reflects the conversion of such warrants to purchase Starry Common Stock directly into New Starry Class A Common Stock.

m.

Reflects the conversion of all outstanding shares of FirstMark Class B Common Stock to FirstMark Class A Common Stock pursuant to the Sponsor Support Agreement. As the FirstMark Class A Common Stock will be converted into New Starry Class A Common Stock pursuant to the Merger Agreement, this adjustment reflects the conversion of FirstMark Class B Common Stock directly into New Starry Class A Common Stock.

n.	Reflects the elimination of FirstMark’s historical accumulated deficit upon consummation of the Business Combination.

o.

Reflects the Maximum Redemption Scenario, in which 32,928,773 shares of FirstMark Class A Common Stock subject to possible redemption are redeemed for an aggregate payment of approximately $329.3 million (based on the estimated per share redemption price of approximately $10.00 per share). The redemption price is calculated as $414.0 million in the Trust Account per the unaudited pro forma condensed combined balance sheet divided by 41,400,000 FirstMark Class A Common Stock subject to possible redemption.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(2)

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 (in the case of FirstMark, for the period from August 13, 2020 (its inception) to December 31, 2020) and the six months ended June 30, 2021 are as follows:

a.

Reflects $4.0 million of non-recurring FirstMark transaction costs related to the Business Combination. These transaction costs are not reflected in FirstMark’s historical financial statements and will be expensed as incurred.

b.	Reflects $2.9 million of bonus expense related to the payment of bonuses to certain Starry employees upon the consummation of the Business Combination.

c.

Reflects the elimination of FirstMark’s administrative services fee paid to FirstMark Capital that will cease upon consummation of the Business Combination and therefore would not have been incurred if the Business Combination was consummated on January 1, 2020.

d.

Reflects the elimination of historical interest expense of $17.3 million and $9.5 million for the year ended December 31, 2020 and six months ended June 30, 2021, respectively, recorded within Interest Expense and historical fair value adjustments recorded within Other Expense of $1.9 million and $5.8 million for the year ended December 31, 2020 and six months ended June 30, 2021, respectively, as well as the recognition of the loss on extinguishment of debt of $19.9 million for the year ended December 31, 2020 arising from the write-off the unamortized debt discount and derivative liability and prepayment penalty in connection with the repayment of the Starry Credit Agreement upon consummation of the Business Combination.

e.	Reflects the impact of the interest expense and amortization of debt discount resulting from the issuance of the Convertible Notes.

f.

Reflects the elimination of interest and dividends on investments held in Trust Account which includes interest income and dividends earned related to the investments held in the Trust Account of FirstMark that would not have been earned if the Business Combination were consummated on January 1, 2020.

g.

Represents the weighted average shares outstanding due to the issuance of New Starry Class A Common Stock (and redemptions in the Maximum Redemption Scenario) in connection with the Business Combination.

3. Loss per Share

Represents the net loss per share calculated using the historical basic and diluted weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares to be issued and outstanding upon the consummation of the Business Combination have been outstanding for the entire periods presented.

Basic and diluted net loss per share attributable to holders of New Starry Common Stock is presented in conformity with the two-class method required for participating securities. The 6,672,500 Earnout Shares are excluded from basic and diluted pro forma net loss per share as such shares are contingently recallable until the share price of the New Starry Class A Common Stock exceeds specified thresholds that have not been achieved.

	For the six months ended June 30, 2021		For the year ended December 31, 2020
	No Redemption Scenario	Maximum Redemption Scenario	No Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss attributable to common stockholders	$(56,451)	$(56,451)	$(172,299)	$(172,299)
Pro Forma weighted average shares calculation, basic and diluted
Starry Class A Shares(1)	114,630,956	114,630,956	114,630,956	114,630,956
Starry Class X Shares	18,238,631	18,238,631	18,238,631	18,238,631
FirstMark Public Shares	42,400,000	42,400,000	42,400,000	42,400,000
FirstMark Initial Shares(2)	2,677,500	2,677,500	2,677,500	2,677,500
PIPE Shares	10,900,000	10,900,000	10,900,000	10,900,000
Series Z Shares	2,100,000	2,100,000	2,100,000	2,100,000
Redemptions	—	(32,928,773)	—	(32,928,773)

Pro forma weighted average shares outstanding—basic and diluted	190,947,087	158,018,314	190,947,087	158,018,314

Net loss per share—basic and diluted	$(0.30)	$(0.36)	$(0.90)	$(1.09)

(1)

The number of shares of New Starry Class A Common Stock issued to the holders of Starry Common Stock, Starry Options and Starry RSU Awards will fluctuate based on the number of shares of Starry Common Stock and Starry RSU Awards outstanding and shares of Starry Common Stock underlying Starry Options, whether vested or unvested (and the exercise price of such Starry Option), outstanding immediately prior to the Acquisition Merger Effective Time.

(2)	Shares outstanding exclude 6,672,500 Earnout Shares subject to forfeiture if certain performance-based vesting requirements are not met.

The financial statements reflect a net loss in all periods presented and therefore the following shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented above as including them would have had an anti-dilutive effect:

	No Redemption Scenario	Maximum Redemption Scenario
FirstMark public warrants to purchase shares of New Starry Class A Common Stock	14,133,333	15,801,726
FirstMark private placement warrants to purchase shares of New Starry Class A Common Stock	7,018,872	7,847,427
Starry Options and RSUs that will convert into a right to purchase shares of New Starry Class A Common Stock	50,363,463	50,363,463
Earnout shares subject to vesting conditions	6,672,500	6,672,500
Shares underlying Convertible Notes	12,499,995	12,499,995

Total	78,188,169	80,685,116

INFORMATION ABOUT FIRSTMARK

General

FirstMark is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

FirstMark is an affiliate of FirstMark Capital, a prominent technology venture capital firm founded in 2008, with $2.1 billion in total capital commitments as of June 30, 2021. FirstMark Capital has backed entrepreneurs that have created leading companies, many valued over a billion dollars, including Shopify, Pinterest, Riot Games, DraftKings, Airbnb, Upwork, Discord, InVision, Dataiku, Pendo, Starry, JustWorks, Ro, and Carta. Today, the FirstMark Capital portfolio includes over 90 companies across enterprise, consumer and frontier technologies. FirstMark Capital believes it is differentiated by its approach to investing, typically serving as the lead investor and as an active partner to entrepreneurs once an investment has been made, as well as its use of the FirstMark Platform, which is a proprietary suite of events, resources, executive networks, and software designed to accelerate the success of companies backed by FirstMark Capital.

On October 8, 2020, FirstMark consummated its initial public offering (the “IPO”) of 41,400,000 units, including the issuance of 5,400,000 units as a result of the underwriter’s full exercise of its over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $414.0 million. Simultaneously with the closing of the IPO, FirstMark consummated the sale of 6,853,333 private placement warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $10,280,000.

Following the IPO and the sale of the private placement warrants, a total of $414.0 million was placed in the Trust Account. FirstMark incurred $23,343,332 in transaction costs related to the IPO, including $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $573,332 of other costs.

Redemption Rights for Public Stockholders in Connection with SPAC Merger

FirstMark will provide Public Stockholders with the opportunity to redeem all or a portion of their shares of FirstMark Class A Common Stock in connection with the SPAC Merger at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to FirstMark as permitted withdrawals, divided by the number of then outstanding public shares, subject to the certain limitations. The Sponsor and officers and directors of FirstMark entered into the IPO Letter Agreement, pursuant to which they have agreed to waive their redemption rights with respect to any FirstMark Founder Shares held by them and any public shares held by them in connection with the SPAC Merger.

Facilities

FirstMark currently maintains its executive offices at 100 5th Street, 3rd Floor, New York, NY 10011 and its telephone number is (212) 792-2200. The cost for FirstMark’s use of this space is included in the $10,000 per month fee it pays to FirstMark Capital for office space, utilities, secretarial support and administrative services. FirstMark considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of New Starry will be 38 Chauncy Street, Suite 200, Boston, MA 02111.

Employees

FirstMark currently has four officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to FirstMark’s affairs until we have completed our initial business combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Our Officers and Directors are as follows:

Name	Age	Position
Richard Heitzmann*	49	Chief Executive Officer and Director
Amish Jani*	43	President and Chairman of the Board of Directors
Daniel Gaisin*	41	Chief Financial Officer
Eric D. Cheung*	37	Secretary
Luis Ubiñas	58	Director
Frederick Ball	59	Director
Jason Robins	41	Director

*	Denotes an executive officer.

Richard Heitzmann has been FirstMark’s Chief Executive Officer since August 2020 and a director since October 2020. Since 2008, Mr. Heitzmann has served as a Founder and Partner of FirstMark Capital, a venture capital firm focused on consumer and enterprise investments in media, advertising technology, gaming, mobile and data service. Prior to this, Mr. Heitzmann served as a Partner at Pequot Ventures from 1999 to 2008. From 2003 to 2004, Mr. Heitzmann was Senior Vice President of Corporate Development at First Advantage Corp (Nasdaq: FADV) and from 2001 to 2003, Mr. Heitzmann served at US Search.Com Inc. as Senior Vice President of Corporate Development and a member of its board of directors. Currently, Mr. Heitzmann sits on the board of directors of many private companies including Dashlane, Inc., Omaze, Inc., NoHo Solutions, Inc. (d/b/a Orchard) and Roman Health Ventures, Inc. Mr. Heitzmann graduated from Georgetown University with a B.S. in Business Administration and earned his M.B.A. from The Harvard Business School.

Amish Jani has been FirstMark’s President since August 2020 and the Chairman of FirstMark Board since October 2020. Since 2008, Mr. Jani has served as a Founder and Partner of FirstMark Capital. Prior to this, Mr. Jani served as a Partner at Pequot Ventures from 2000 to 2008. Currently, Mr. Jani serves on the board of directors of many private companies including Brooklinen, Inc., Bluecore, Inc., Starry and Tracelink. Mr. Jani earned his B.S. in Economics and his M.B.A. from The Wharton School at the University of Pennsylvania.

Daniel Gaisin has been FirstMark’s Chief Financial Officer since August 2020. Mr. Gaisin has served at FirstMark Capital since 2008, first as Controller and currently as Vice President of Finance. Prior to this, Mr. Gaisin was Controller at Pequot Ventures for several months in 2008. From 2007 to 2008, Mr. Gaisin was a Manager of Accounting at Riverstone Holdings, LLC and from 2004 to 2007, served at The Carlyle Group as a Senior Accountant. Mr. Gaisin received his B.S. in Accounting from Yeshiva University.

Eric D. Cheung has been FirstMark’s Secretary since August 2020. Mr. Cheung has served as the General Counsel at FirstMark Capital since 2019. Prior to this, Mr. Cheung served at Naspers Ventures as General Counsel from 2016 to 2019. From 2012 to 2016, Mr. Cheung was a corporate, M&A and securities law attorney at Gunderson Dettmer and from 2006 to 2012, served as a corporate attorney for Dewey & LeBoeuf LLP. Mr. Cheung is a member of the board of directors of OpenGamma, Inc., a financial technology company focused on derivatives analytics. Mr. Cheung received his B.A. in Politics, Philosophy and Economics and Comparative Literature from the University of Pennsylvania and earned his J.D. and LL.M in Taxation from Georgetown University Law Center.

Luis Ubiñas has been a director since October 2020. Mr. Ubiñas most recently served as President of the Ford Foundation from 2008 to 2013. Prior to this, he was a Senior Partner and Director at McKinsey & Company from 1989 to 2008. Mr. Ubiñas is currently a member of the board of directors of Electronic Arts Inc. (Nasdaq: EA), Boston Private Financial Holdings, Inc. (Nasdaq: BPFH) and Tanger Factory Outlet Centers Inc. (NYSE: SKT) as well as a member of the board of trustees at Mercer (NYSE: MMC). Additionally, Mr. Ubiñas serves as a board member of Aura Financial. Mr. Ubiñas received his A.B. and his M.B.A. from Harvard University.

Frederick Ball has been a director since October 2020. Mr. Ball served as Chief Financial Officer at Marketo Inc. (“Marketo”), a leading provider of a cloud-based marketing platform, from 2011 to 2016, first as its Senior Vice President and Chief Financial Officer and later as its Executive Vice President and Chief Administrative Officer. Prior to joining Marketo, Mr. Ball was Chief Financial Officer for a number of private and public technology companies including Webroot Software from 2008 to 2011, BigBand Networks, Inc. from 2004 to 2007, and Borland Software Corporation from 1999 to 2003. Prior to this, Mr. Ball served as Vice President, Mergers and Acquisitions for KLA-Tencor Corporation, a manufacturer of semiconductor equipment, from 1997 to 1999 and as Vice President, Controller for Tencor Instruments from 1995 to 1997. Mr. Ball served at PricewaterhouseCoopers LLC from 1984 to 1995, ending his tenure as Audit Senior Manager. Mr. Ball currently serves as a director of Welunity and also as a director of Advanced Energy Industries (Nasdaq: AEIS) and is the currently the chair of its compensation committee and served as its audit committee chair from 2009 to 2020. Previously, from 2003 to 2019, Mr. Ball served as a director and as chair of various committees of Electro Scientific Industries, Inc. (Nasdaq: ESIO), and from 2017 to 2019, as a director and chair of various committees of Sendgrid, Inc. (NYSE: SEND). Mr. Ball obtained his B.S. in Accounting from Virginia Tech.

Jason Robins has been a director since October 2020. Currently, Mr. Robins is the Chairman, Co-Founder and Chief Executive Officer of DraftKings, Inc. (Nasdaq: DKNG), where he has served since 2012. Prior to this, Mr. Robins held positions in marketing and analytics at Vistaprint from 2008 to 2012 and at Capital One from 2003 to 2008. Mr. Robins received his B.S. in Economics and Computer Science from Duke University.

Officer and Director Compensation

None of FirstMark’s officers or directors has received any cash compensation for services rendered to FirstMark. Commencing on the date that FirstMark’s securities were first listed on the NYSE through the earlier of consummation of its initial business combination and FirstMark’s liquidation, FirstMark has agreed to pay FirstMark Capital a total of $10,000 per month, for office space, utilities, secretarial support and administrative services. In addition, the Sponsor, FirstMark’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FirstMark’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF FIRSTMARK

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “FirstMark” refer to FirstMark prior to the consummation of the Business Combination. The following discussion and analysis should be read in conjunction with the financial statements and related notes of FirstMark included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting FirstMark’s current expectations, estimates and assumptions concerning events and financial trends that may affect FirstMark’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

FirstMark is a blank check company incorporated in Delaware on August 13, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FirstMark intends to effectuate its initial business combination using cash from the proceeds of the IPO and the sale of the private placement warrants, capital stock, debt or a combination of the foregoing.

The registration statements for the IPO became effective on October 8, 2020. On October 8, 2020, FirstMark consummated the IPO of 41,400,000 FirstMark Units, including 5,400,000 FirstMark Units to cover over-allotments, at $10.00 per unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $23.3 million, inclusive of approximately $14.5 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, FirstMark consummated the private placement (“Private Placement”) of 6,853,333 FirstMark Warrants at a price of $1.50 per warrant to the Sponsor, generating proceeds of approximately $10.3 million.

Upon the closing of the IPO and the Private Placement, $414.0 million ($10.00 per unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement was held in the Trust Account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of its initial business combination and (ii) the distribution of the Trust Account as described below.

If FirstMark is unable to complete a business combination within 24 months from the closing of the IPO, or October 8, 2022, and FirstMark’s stockholders have not amended the FirstMark Certificate of Incorporation to extend such 24-month period from the closing of the IPO, FirstMark will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem its public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish its Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the FirstMark Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

FirstMark expects to continue to incur significant costs in the pursuit of its acquisition plans. FirstMark cannot assure you that its plans to raise capital or to complete an initial business combination will be successful.

Results of Operations

FirstMark’s entire activity since its inception on August 13, 2020, through June 30, 2021, related to our formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income and dividends on investments held in Trust Account. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2021, we had net income of approximately $18.4 million, which consisted of a non-operating gain resulting from the change in fair value of derivative warrant liabilities of approximately $19.8 million and interest and dividends on investments held in the Trust Account of approximately $13,000, partially offset by approximately $1.4 million of operating expenses. Total operating expenses for the six months ended June 30, 2021 were comprised of approximately $1.3 million of general and administrative costs, including $60,000 of administrative services expenses to related parties, and approximately $98,000 of franchise tax expense.

Liquidity and Capital Resources

Until the consummation of the IPO, FirstMark’s only source of liquidity was an initial purchase of FirstMark Class B Common Stock by the Sponsor and loans from the Sponsor.

On October 8, 2020, FirstMark consummated the IPO of 41,400,000 FirstMark Units, including the issuance of 5,400,000 FirstMark Units as a result of the underwriters’ full exercise of their over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $414.0 million. Simultaneously with the closing of the IPO, FirstMark consummated the sale of 6,853,333 private placement warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $10,280,000.

Following the IPO and the sale of the private placement warrants, a total of $414.0 million was placed in the Trust Account. FirstMark incurred $23,343,332 in transaction costs related to the IPO, including $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $573,332 of other costs.

As of June 30, 2021, FirstMark had approximately $464,000 in our operating bank account, approximately $13,000 of interest income available in the Trust Account to pay FirstMark’s franchise and income tax obligations and a working capital deficit of approximately $140,000. Further, FirstMark has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.

Our liquidity needs to date have been satisfied through the $25,000 capital contribution to purchase FirstMark Founder Shares by the Sponsor, the loan proceeds under a promissory note of $167,000 from the Sponsor to cover FirstMark’s offering costs in connection with the IPO, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the promissory note was fully repaid on October 8, 2020.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor or certain of FirstMark’s officers and directors may, but are not obligated to, loan FirstMark funds as may be required. If FirstMark completes an initial business combination, FirstMark may repay such loaned amounts. In the event that an initial business combination does not close, FirstMark may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the private placement warrants, at a price of $1.50 per warrant at the option of the lender.

Based on the foregoing, we have determined that the working capital deficit raises substantial doubt about our ability to continue as a going concern until the earlier of the consummation of a business combination or the date we are required to liquidate. The unaudited condensed financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Contractual Obligations

FirstMark does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay FirstMark Capital a monthly fee of $10,000 for office space, utilities, secretarial support and administrative services. FirstMark began incurring these fees on October 6, 2020, and will continue to incur these fees monthly until the earlier of the completion of an initial business combination and its liquidation.

The Initial Stockholders and holders of the private placement warrants are entitled to registration rights pursuant to a registration rights agreement. The Initial Stockholders and holders of the private placement warrants will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.

The underwriter was entitled to an underwriting discount of $0.20 per share, or approximately $8.28 million in the aggregate, paid upon the closing of the IPO. In addition, $0.35 per share, or approximately $14.5 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

Derivative Warrant liabilities

FirstMark does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The 13,800,000 public warrants issued in connection with the IPO and the 6,853,333 private placement warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the FirstMark’s statement of operations. The initial and subsequent fair value of the private placement warrants and the initial fair value of the public warrants issued in connection with the Private

Placement and the IPO, respectively, have been measured using a binomial lattice model in an option pricing framework. The fair value of the public warrants has subsequently been determined using listed prices in an active market for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

FirstMark Class A Common Stock Subject to Possible Redemption

We account for FirstMark Class A Common Stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of FirstMark Class A Common Stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable FirstMark Class A Common Stock (including FirstMark Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within FirstMark’s control) are classified as temporary equity. At all other times, shares of FirstMark Class A Common Stock are classified as stockholders’ equity. FirstMark Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021, and December 31, 2020, a total of 36,278,872 and 34,438,230 shares of FirstMark Class A Common Stock subject to possible redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income (Loss) Per Share of FirstMark Common Stock

We apply the two-class method in calculating earnings per share. Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of FirstMark Common Stock outstanding during the period. An aggregate of 36,278,872 shares of FirstMark Common Stock subject to possible redemption at June 30, 2021, has been excluded from the calculation of basic income per share of common stock, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. We have not considered the effect of the FirstMark Warrants sold in the IPO and Private Placement to purchase an aggregate of 20,653,333 shares of FirstMark Common Stock in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, dilutive net loss per common share is the same as basic net income (loss) per common share for the periods presented.

Recent Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. We early adopted the ASU on January 1, 2021. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Recent Issued Accounting Standards

Our management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statement.

Quantitative and Qualitative Disclosures about Market Risk

As of June 30, 2021, FirstMark was not subject to any market or interest rate risk. The net proceeds of the IPO, including amounts in the Trust Account, will be invested in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk. We have not engaged in any hedging activities since our inception, and we do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

INFORMATION ABOUT STARRY

FAST AND AFFORDABLE BROADBAND IS FUNDAMENTAL INFRASTRUCTURE, LIKE ELECTRICITY AND ROADS.

AND ACCESS TO BROADBAND IS AN ESSENTIAL RIGHT IN MODERN SOCIETY.

STARRY

BUT TOO MANY PEOPLE DON'T HAVE ACCESS, AND IT'S EXPENSIVE FOR PRETTY MUCH EVERYONE.

FOR THOSE WHO CAN GET IT THE EXPERIENCE IS JUST BAD:

- ✖ LONG WAIT TIMES FOR LIMITED SUPPORT
- ✖ ALL DAY SERVICE WINDOWS
- ✖ SLOW UPLOAD SPEED
- ✖ CRAZY AND COMPLICATED BILLS

WE ARE FRUSTRATED BROADBAND CUSTOMERS WITH A BELIEF THAT EVERYONE DESERVES BETTER BROADBAND.

WE BUILT OUR ENTIRE BUSINESS TO DO BETTER.

THIS IS WHAT MOTIVATES STARRY

We believe in the power of connectivity to change lives and improve communities

- Connectivity is a powerful equalizer for individuals, families, and entire communities
- Too many people are unconnected because broadband is too expensive or just unavailable
- We believe everyone deserves access to quality, affordable broadband
- Our tech and economic model make us well-positioned to scale to provide equitable service to all

HAPPY INTERNETING®

- IS BETTER ACCESS FOR EVERYONE
- IS BETTER SPEEDS
- IS BETTER PRICES
- IS BETTER CUSTOMER SERVICE
- IS BETTER BROADBAND

STARRY

Unless the context otherwise requires, all references in this “Information About Starry” section to “we,” “us,” or “our” refer to Starry, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Starry is Solving Hard and Important Problems

Starry’s founders came together with a simple but ambitious goal to fundamentally change the broadband experience. They knew that if they could make broadband more accessible and affordable it would meaningfully improve people’s lives and have a transformative effect on society. The broadband industry is uncompetitive and internet infrastructure deployment is slow, resulting in legacy infrastructure that cannot keep pace with rapid technological change, and leaving millions of people unconnected or under-connected to the internet. Our founders knew that they could build something better, and they understood that there is a significant market opportunity if they solve these key issues: speed of deployment, cost of deployment, and customer experience.

Solving these problems requires new technology and a new broadband economic model with an intense focus on the customer. And this is what we deliver — Starry’s solution is to build a low-cost gigabit broadband platform that can be deployed rapidly, and with the highest customer satisfaction among the major broadband providers.

Starry’s ability to dramatically reduce the cost of gigabit connectivity is a result of our unique vertical integration. We are an innovative wireless equipment and software developer, investing tens-of-millions of dollars in research and development; a network operator, deploying gigabit digital infrastructure to communities across the country; and a service provider, with the goal of bringing broadband to millions of consumers and small businesses. This is an incredibly unique strategy that few providers have attempted, especially at a national scale, but we believe this is the only path to a generational change in broadband.

As a research and development company, we created our own technology stack for gigabit, last-mile, fixed wireless connectivity, including smart antennas, phased arrays, transceivers, low noise amplifiers, monolithic microwave integrated circuits, and a cloud-based network control plane. As a digital infrastructure owner and deployer, we have built a gigabit network that covers 4.7 million households as of June 30, 2021. And as a service provider, we are bringing a new kind of consumer-oriented broadband service to tens-of-thousands of subscribers.

This new platform is not just technical and physical — it’s an entirely new approach to building digital infrastructure. We work with communities directly to meet their needs; we find new partners that have an interest in improving people’s lives; we put digital equity at the center of our mission; and we deploy a technology that blankets communities in gigabit broadband within months, not years.

This transformation of physical and virtual connectivity infrastructure makes people’s lives better and fulfills our mission to solve large societal problems. And although transforming broadband from the ground up with a new technological solution is incredibly hard, we are already making an impact and are just getting started.

Broadband Is Essential

The world changed when Vint Cerf and Bob Khan developed transmission control protocol and internet protocol, enabling data communications over wire, and when Tim Berners Lee opened the world to the power of the internet through the World Wide Web. Ever since, humanity, economics, and global power have become digitized and physically and virtually interconnected in almost every way.

Robust internet access is now essential to participating in modern society. This is not just about streaming content, it is about accessing education, health care, and work. Broadband’s criticality has been obvious for years, but it was made clearer during the COVID-19 pandemic.

Connectivity empowers people. It provides economic freedom, connects us with friends and families, and is the gateway to culture and entertainment. Despite this, existing providers offer most people extremely poor broadband, and millions of people still lack any access to broadband.

We believe competition, especially from new and rapidly growing providers, is the solution. Giving people new choices helps connect the unconnected, forces new investment in infrastructure, and drives down prices. Without competition, the broadband industry will continue to trend towards consolidation, and the unconnected and under-connected will be left behind forever.

This is what motivates us to constantly be better.

The Need for a New Platform

Broadband economics are largely static. Deploying a new fiber broadband network at scale with incumbent technology requires a generational investment. So, when we decided to tackle the problem of building a new competitive gigabit broadband network, we knew we had to transform the economic dynamics. Competing with incumbent cable and telecommunications companies at scale using traditional wired delivery solutions like fiber or coaxial cable would require a massive capital investment. It would also take far too long to deploy — potentially decades. And even if time and capital were solved, it would be hard to achieve the subscriber penetration necessary to pay back the investment. We knew we needed a different solution. We needed to go wireless.

A wireless solution could leverage billions of dollars in investment from others, could leverage existing baseband radio technologies with broad adoption and low-cost profiles, and would allow us to control the majority of the cost structure. We also needed to recoup our investment within a reasonable time but with relatively low penetration. And for our customers, we needed a new service model that was designed to genuinely put them first.

And we wanted to bring our innovations to as much of the market as possible, improving digital equity for everyone.

The Starry Platform

Starry’s platform is a hybrid network that leverages our own fixed wireless technologies to provide gigabit coverage across a wide area, while keeping costs low and customer satisfaction high. Here is how we do it:

•

Use Licensed Millimeter Wave Spectrum. Fixed wireless solves the high-cost challenges of building out new fiber or coax networks, which is why we have acquired licenses in millimeter wave spectrum. This spectrum has the wide-channel bandwidths necessary to achieve low latency and gigabit capacity. It is also less expensive than acquiring lower band spectrum. Licensed spectrum is critical because the FCC permits licensees to operate at high transmit power and grants licensees protected rights in frequency and geography, allowing us to economically deploy a network that covers tens-of-millions of homes. And millimeter wave spectrum is ideal for fixed wireless networks deployed from rooftops above obstructions.

•

Employ 802.11 Radios in Licensed Spectrum. Wi-Fi is one of the world’s most prevalent wireless technologies. It is based on a robust and frequently upgraded industry standard that enables high capacity and low-latency wireless connections. So instead of building a new radio technology or using the expensive mobile industry 5G ecosystem, we built our technology stack on top of Wi-Fi’s 802.11 standard. Starry then developed key intellectual property around the use of this radio technology in licensed spectrum domains with a combination of ultra-high spectral-efficiency smart-antenna technologies. The combination of proprietary front ends and global volume of Wi-Fi-based components allows Starry to achieve incredible cost advantages with a robust roadmap for capacity enhancements over time.

•	Design and Build the Fixed Wireless Technology and Deploy it on Telecommunications Infrastructure. We knew early on that we needed to own our core technology to control our economic and technical destiny. Having spent nearly $200 million to develop and prove this technology, we can now iterate and upgrade rapidly as we continuously drive down the costs of our own equipment rather than paying inflated vendor margins to acquire third-party equipment. This also allows us to deploy our technology on existing infrastructure such as towers, rooftops and dark fiber. Sharing this infrastructure allows us to access a huge portfolio of assets at market rates instead of making massive investments in all new infrastructure.

•

Control the Network with a Natively Cloud-Based Core. Broadband network owners are behind the curve on leveraging the scalable benefits of cloud-based software platforms. Incumbent systems are built on old legacy technologies that are difficult to upgrade and expensive to maintain. We built our entire network control system — in telecommunications terms, our network core, operations support system, and business support system — on a custom cloud platform. Critically, this dynamic platform can flexibly scale as our business grows and lets us drive the control plane all the way into our customers’ homes to serve them better.

•

Create a Unique Partner Ecosystem. We are building a partner ecosystem of like-minded organizations that are motivated to play an active role in improving broadband in their communities. This ecosystem includes building owners that want better broadband for their residents, including in affordable housing communities; electric utilities that want to help ensure their communities can grow and prosper; construction firms with large craft labor teams to help build the next generation of digital infrastructure; housing owners and managers that want to make sure all people have access to quality broadband; digital equity organizations with missions to improve equity, inclusion, and access; and government institutions that are working to improve connectivity in their communities.

This is our platform, which allows us to build our network in a community with very low up-front capital investment, scale the customer network and our capital expenditures on a success basis as new customers come online, become EBITDA breakeven with only a projected four percent penetration rate across our network footprint, and provide a service that consumers use hours a day with a net promoter score unrivaled by any broadband provider today.

Starry’s Service

Transforming broadband requires providing customers with better technology and ensuring our service truly meets their needs.

We were frustrated broadband customers. Our intense customer focus is informed by decades of our own personal experiences. We believe in no more wait times, no more hidden fees, and no more pricing games or anti-consumer service bundling. Our service is simple, straightforward, affordable, and designed for our customers.

We also take our customers’ privacy very seriously and have a modern and customer-oriented privacy policy that protects customer data rather than monetizes it. We are not a big data company or a digital ad platform. We collect as little data as we feel is necessary and use it only to offer and market our service. We feel the same way about net neutrality; our customers should have access to the entire legal internet, so we do not block or prioritize any content and do not cap the amount of data our consumers use.

And our customers love the service and experience.

Customer Response

Our intense focus on the customer experience leads to very happy customers. Our historic net promoter score (NPS) taken across all customers who have responded to our NPS survey since 2018 is 61. Our NPS through the second quarter of 2021 is 72. This is dramatically better than other broadband providers, which have an average NPS of 0. In fact, it puts us on par with some of the most beloved consumer brands in the world.

This is a point of incredible pride in Starry across our entire workforce. From the beginning, our mission has been about delivering a new broadband experience that is designed around the customer. Not surprisingly, focusing on the customer, delivering a great experience, and being transparent and honest leads to a very positive relationship with customers. Here is how Starry is changing people’s lives, in their words:

OUR CUSTOMERS

“HI STARRY, THANK YOU SO MUCH FOR PROVIDING GREAT INTERNET SERVICE DURING THIS DIFFICULT TIME.

Thanks to you, I've been able to 3D print ear savers for nurses at local hospitals and other people in my community. Makes a big difference if you have to wear a mask all day. Without Starry, I wouldn't be able to help out this way. Attached is a photo of the ear savers I have been making and a photo of some nurses at Mass General wearing them. Thank you for keeping my internet alive!

—MATTHEW BECK, BOSTON

OUR CUSTOMERS

“ CANNOT SAY ENOUGH GREAT THINGS ABOUT STARRY.

The installation was super easy, the internet service has been phenomenal and the price is even better. I wish I was able to obtain Starry years ago without having to pay an overpriced cable provider for spotty internet and an abundance of channels I will never use.

—BOBBI-ANNE LOMBARDO, NEW YORK

OUR CUSTOMERS

"

I WORK AS A TECH SUPPORT MANAGER AND I HAVE TO SAY, STARRY SUPPORT IS THE BEST IN THE INDUSTRY. GREAT JOB AND KEEP UP THE GREAT WORK!

—KENT LYLE, BOSTON

OUR CUSTOMERS

BLACK DON'T CRACK!
Uncrackable Beauty
BY DONYE' JACKSON

“

MY NAME IS EBONY ATKINS, I’m a single mother of four, I’m from Nickerson Gardens and I am a chef. We never had internet, I was low income and we couldn’t afford Spectrum. This is our first internet, the kids love it! There’s no more crying everyday “mom please get internet” we finally got internet and I can afford it! Thank you! I wanted to get internet from Starry because of the prices . . . . My favorite thing about Starry right now is the schooling for the children, my kids are on time everyday for school because of the internet. Thank you Starry Internet!

—EBONY ATKINS, LOS ANGELES

OUR CUSTOMERS

“ WITH STARRY, MY INTERNET CONTINUES TO WORK WITH NO PROBLEM, NON-STOP. . . .

open.

[M]y daughter is in school, she couldn't really get on the internet, she would get knocked off the internet 3 or 4 times a day. Thank you so much Starry, I love my internet! Thank you for everything!

—MONIQUE DAVIS, LOS ANGELES

Digital Equity and Inclusion

We believe that broadband is transformational, and that it should be available to everyone. But across both urban and rural America, entire communities have been left unserved or underserved, written off by incumbent providers as too expensive to connect or not profitable enough to serve. We take a different view and incorporate digital equity into our mission in two principal ways.

First, we built a program specifically for people living in public and affordable housing: Starry Connect. Historically, lower income individuals have been subjected to unreasonable examinations of their personal finances in order to participate in low-income broadband programs. With Starry Connect we work with these communities, which are largely underserved and ignored, to better meet their digital connectivity needs. We lowered cost barriers and removed qualification barriers, such as credit checks and requirements that residents qualify for other federal welfare subsidy programs in order to participate. Our goal is to get people the broadband access they needed without stripping them of their dignity. Existing low-cost programs often require credit checks and lengthy application processes that are cumbersome at best and demeaning at worst. We knew we could do better.

By partnering with public and affordable housing owners, Starry Connect ties eligibility to the premise and not an individual, which enables blanket eligibility across a qualified housing community. Persons living in eligible communities do not need to apply to qualify for Starry Connect service because our low-cost service plan option is automatically available to anyone living in these communities.

Since launching Starry Connect in 2018 we have signed agreements with over 30 public and private affordable housing owners and managers representing more than 40,000 apartment units.

As part of our effort, we also partner with other organizations focused on digital equity including Microsoft and PCs for People to improve connectivity and lower barriers to device access and digital literacy programs. For example, we have worked with Microsoft to help fund our network deployment in several public housing communities in Los Angeles and New York City. Starry works creatively with its partners to devise connectivity solutions that meet the needs of its residents. In Colorado, for example, Starry is partnering with Aurora Public Schools to make our Starry Connect program available to students identified as unconnected or under-connected in select neighborhoods.

Second, we participate in targeted programs to expand broadband access and improve broadband affordability. In 2020, we participated in the FCC’s RDOF auction to help accelerate Starry service delivery to locations that lack service today. Starry won $268 million in federal subsidies over ten years to deploy service to more than 100,000 locations in nine states. This is an integral part of our mission to connect all communities to better broadband, in both urban and rural areas. The FCC is currently reviewing Starry’s long-form applications prior to its final approval of the subsidy.

Starry is also a participating provider in the FCC’s Emergency Broadband Benefit program, which provides a subsidy of up to $50 per month to qualifying households to cover the cost of broadband during the COVID-19 pandemic. We were approved to participate through its Starry Connect program, making all its current and future customers living in these Starry Connect communities in our existing markets eligible for the program across all of Starry’s available speed tiers. Even though our Starry Connect service is low cost, we believe every bit of savings helps households in need.

Digital equity and inclusion are at the core of our mission, and we will continue to pursue strategies that align with those values as we scale our network to more communities nationwide, including expansion of our Starry Connect program and continued participation in targeted government programs and partnerships that extend broadband access and affordability to more communities across the country.

Our Technology Stack and Intellectual Property

Our network technology is fundamental to our unique and disruptive network economics. In 2015, we set out to build a new kind of wireless technology specifically designed for gigabit fixed wireless service using licensed millimeter wave spectrum. Since our founding, we have spent nearly $200 million on research and development and commercialization of our technology. This investment serves the dual goals of increasing our network capacity and improving our unit economics.

Broadband has historically been immune to technological disruption because it is complicated and requires an extensive investment of capital and time. Historically, broadband companies tried to use technology before it was mature or tried to innovate in the wrong places. We believe that true broadband disruption requires a technological solution that reduces the cost of the coverage network that require less capital and lower customer penetration.

* Based on average Starry passing cost and fiber passing costs of up to $1,250

We began developing our technology on the front edge of the global 5G evolution because the compute power and core wireless components were developed enough to make it economically and technically feasible to build high-capacity, low-cost equipment that uses millimeter wave spectrum.

But we did not want to rely on the global 5G ecosystem for two reasons. First, we wanted to control our own technical and economic destiny. We did not want to become beholden to specific vendors or a technology stack controlled by mobile providers. Instead, we use design and contract manufacturing partners to control our costs. Second, the 5G ecosystem was not evolved enough to support our use case. This is still true today. Mobile carrier equipment that operates in millimeter wave spectrum under the mobile 5G standard (called 5G NR) does not support standalone two-way connections in millimeter wave spectrum.

For these reasons, we built our own technology stack from the ground up. We use 802.11 standard radios, which are supported by a robust global supply chain and research and development cycle that is focused on continually increased capacity and lower cost. These radios have similar characteristics of mobile 5G chips, most importantly multi-user MIMO, which is a technology that allows the radio to serve multiple end points simultaneously. We take these radios and upconvert the signal from unlicensed 5 GHz spectrum (spectrum in which Wi-Fi operates) to the licensed millimeter wave bands in which we operate. This is one of the most unique parts of the Starry technical stack — using a powerful off the shelf baseband radio and combining it with our own proprietary technology to convert the signal into licensed millimeter wave spectrum. From there, we build our own antenna systems for beamforming and beamsteering to direct our gigabit signal to end user locations. Combined, this technology stack allows us to transmit a gigabit signal over one mile and we believe creates a robust protective intellectual property moat.

Network Architecture

Below is a simplistic diagram of our network architecture.

We deploy our base stations, called Titans, at high elevations above the clutter of the physical environment. We use whatever vertical infrastructure is available, including building rooftops, cell towers, and utility poles, which we lease from the asset owners or managers, including the large tower companies. These are the transmitting sites that serve customer premises. Each Titan is connected to fiber backhaul or fixed wireless backhaul, which routes our network traffic back to a local internet point-of-presence in the market. We primarily lease dark fiber from third parties and occasionally build our own fixed wireless links.

The Titan base stations serve our two kinds of customer terminals, which we call Trident and Comet. We install Tridents on larger apartment buildings (usually 60 units and greater). We install one Trident on the roof of the building, and then use the existing building wiring to distribute our service to subscribers within the building. We typically deploy our service without building out any of our own wiring in a building. Comet is our terminal for smaller buildings and single-family homes. A Comet has the same capacity as a Trident, but in a smaller form factor. We designed Comet to be easy to install — it requires only a single coax cable — and can serve up to 16 customers.

And we provide customers with a Wi-Fi router that runs Starry’s own network software. We believe this enhances the customer experience because the custom router provides us with network visibility all the way into the home network. Among other things, this allows us to monitor network uptime as a function of router uptime, which is a measure of actual customer experience and troubleshoot any issues in a more comprehensive way than simply asking what lights are blinking or asking the customer to unplug and reboot the router.

Finally, we have a mobile application that provides each customer with a suite of data self-help tools to help enhance their own control over their Wi-Fi network and help resolve any issues that arise.

The entire network is run on our own cloud-based core. Unlike traditional broadband providers, we do not have complicated and expensive vendor-run or legacy billing and operating systems. We built our entire control plane from the ground up. It is natively cloud-based and highly scalable. This system runs customer billing, network management, customer care, and network operations. As a result, we do not have to maintain traditional network operations centers. Our network operations can access the entire network from their mobile devices with appropriate authentication and other access controls.

Network Capacity

We invest heavily in research and development to both drive down the cost of our network and improve its capacity over time. While our current network technology is already gigabit, we are continuing to expand and upgrade our network with the maximum capacity improvements to meet expected future consumer demand.

Importantly, unlike traditional coax networks, our network is designed to be high capacity in both the downstream and upstream directions. As many consumers experienced through the COVID-19 pandemic when working from home, upstream capacity is important for live video streaming, large file transfers, and cloud applications.

As the chart below shows, our network is designed to be high capacity today, with an upgrade path to multiples of today’s capacity over the next five years. While the amount of bandwidth we may use is fixed (160 megahertz or 200 megahertz) we take advantage of the ability to operate simultaneous spatial streams, which allows us to reuse the same spectrum six, eight, or fourteen times, effectively multiplying our bandwidth without requiring additional spectrum.

1 Assumes 64 subscribers per sector

Starry Today

Starry spent approximately three years building its initial commercial technology stack and developing intellectual property, while creating and testing its business model and executing its spectrum strategy. This created a two-track trajectory where our network and subscriber base expanded, while we reduced our unit economics through additional investments in research and development. As a result, we now have a large and growing broadband platform with differentiated and improving economics.

Our company is a unique combination — we are an equipment developer, network owner, and service provider. This structure is a key component of our new broadband economics. By developing our own equipment, owning our own network, and offering our own service we believe we generate significant cost advantages relative to incumbent networks.

Network Coverage

We build out our network at high elevations to maximize the coverage from each base station location. The area that a base station or group of base stations at the same location covers is our “households passed,” which is the total number of households that we could potentially serve from any base station or site. Within that universe, our network is capable of serving a subset of households based on a metric we refer to as “serviceability,” which is the ability of our signal from that base station to serve a household, based on the modeled propagation from that location. Within that universe, we either have single family homes or smaller apartment buildings that we can directly serve, or for multiple dwelling units, we have sold units — these are apartments to which we can market because the building is passed, serviceable, and has one of our transceivers installed. And from that universe we derive our subscriber base.

As of June 2021, we have 4.7 million homes passed by our network across six live markets: Boston, Massachusetts; Columbus, Ohio; Denver, Colorado; Los Angeles, California; New York, New York; and Washington, D.C.

In all of our markets except Columbus, Ohio, we built our network incrementally while we shifted from a pure research and development function as we finalized our technology, to the active deployment of our network, to the acquisition of subscribers and provision of services. We iteratively deployed the our network, designed operational systems, built teams, and injected our learnings back into this process. We conceptualize this as applying iterative software development techniques to network deployment. This had inefficiencies early on, but ultimately resulted in an accelerated learning curve. We applied these learnings to our Columbus network, where we built our entire initial network within a 12-month period.

Going forward, we intend to build every new market in the same manner as Columbus — build the coverage network first and then launch service.

Between 2018 and 2021, we focused aggressively on continuing to reduce the network coverage capital expenditure allocation per subscriber by driving down the cost of our base stations and on developing our low cost customer terminal with a unit cost that allows us to target smaller multifamily dwelling units and single family homes while preserving our unique cost advantage.

Comet, our new customer terminal for medium and small multifamily dwelling units and single-family homes, now allows us to efficiently serve households of all types, dramatically changing our ability to acquire subscribers within our existing network coverage and within the footprint of every new transmitting site we build.

Subscribers

While we have built significant network coverage since beginning operations, until recently we have purposefully constrained our subscriber acquisition generally to only larger apartment buildings. We did this to optimize unit economics and efficiently deploy capital. Our technology development roadmap was focused on building our base stations and reducing their cost, while launching a customer terminal that would allow us to serve the largest number of customers at a location at the lowest unit cost. As a result, our unit economics were optimized for larger apartment buildings within our network footprint.

In the second quarter of 2021, we launched Comet. This new customer terminal now enables us to serve every serviceable household under coverage. As a result, we are no longer constraining our subscriber acquisition to large apartment buildings.

Partners

We are developing unique and highly accretive partnerships that we believe will help us build and scale our network while reducing our capital expenditure intensity.

As part of our expansion strategy, we are identifying partners that are aligned with our goal of improving connectivity in communities and have infrastructure experience and the ability to help finance our network expansion. In 2020, we entered into a strategic alliance agreement with AEPV, a wholly owned subsidiary of American Electric Power, to deploy our network in Columbus, Ohio. Under our arrangement, AEPV absorbs the capital expenditures necessary to construct and maintain our coverage network and the capital expenditures for customer installations, while we operate the network, market our service, acquire subscribers, and manage subscriber relationships. In exchange for this collaborative approach, we pay AEPV a portion of the revenue we receive from customers in the Columbus market.

In 2021, we entered into a strategic alliance with Quanta, a specialized contracting services company, delivering comprehensive infrastructure solutions for the communications, utility, renewable energy, and underground industries Quanta has a wealth of expertise, a large, trained workforce, and project management expertise built around large-scale infrastructure partnerships. Under our arrangement, Quanta will be our preferred partner in building and/or project managing the expansion of our network in portions of our network footprint.

In addition, we work collaboratively with residential and commercial property owners to deploy our network and acquire subscribers. These arrangements take the form of agreements with individual building owners to install Starry’s service in their buildings, agreements with large real estate portfolio owners to install our service across their portfolios, and agreements to allow us to install and operate our base stations on their building rooftops. Most notably, we have a commercial relationship with Related Companies, a global real estate and lifestyle company with over $60 billion in assets owned or under development, to deploy our network and service within their communities, including their affordable communities within our Starry Connect program.

Our Addressable Market and Growth Strategy

We define our addressable market based on the domestic households that are potentially serviceable using Starry’s fixed wireless architecture. We use a household density analysis based on the minimum viable subscriber set we might be able to acquire under any base station. Using a base station radius that accounts for rain fade in a market, a household minimum density and minimum market size, we estimate the total addressable market using Starry’s fixed wireless architecture to be approximately 40 million houses and two million small and medium-size businesses.

*	Graphic not to scale.

Spectrum

We hold spectrum licenses in the 24 GHz band. We won licenses in the 24 GHz band in FCC Auction 102, spending approximately $48 million to acquire 200 megahertz of spectrum in 49 Partial Economic Areas (“PEAs”), the geographic unit used by the FCC, and 300 megahertz in two PEAs. The 24 GHz band is the lowest frequency licensed millimeter wave spectrum that the FCC has made available through auction. This is important because the lower frequency achieves better propagation with the same power. Technically, this allows us to cover more area with fewer base station sites. These license rights were granted for an initial 10-year term with an expectation of renewal subject to network buildout requirements, consistent with typical FCC rules for licensed spectrum bands.

We also have spectrum rights to the lower 37 GHz band. In 2016, the FCC established a lower 37 GHz band as a licensed coordinated shared band. At the time the FCC sought to create a millimeter wave band on a license basis that could be used with low barriers to entry in order to stimulate new innovation in 5G and other technologies. The fact that the band is licensed, but not auctioned, means that equipment can operate at higher transmit power — the same as mobile 5G — but the spectrum is not reserved only for those with deep pockets at auction. While the FCC finalizes its rules for the use of this band, it has authorized Starry to deploy our technology and operate our network in a number of markets under an experimental license. Upon promulgation of final rules by the FCC for use of the lower 37 GHz band, we will pursue permanent licensed rights through the FCC’s process.

Growth

We are planning to build out a network to cover approximately 25 million homes through 2026 within our spectrum footprint. Within this coverage area, we expect to acquire approximately 1.4 million subscribers.

We intend to scale our network and subscriber base in coordination with residential property owners, affordable housing owners and managers, and digital equity partners. We intend to establish additional utility partnerships like our AEPV arrangement within additional markets in our footprint in order to continue to accelerate our network deployment and reduce our capital expenditure intensity. In addition, we intend to leverage our Quanta arrangement by building Quanta’s teams into our planning, design, and deployment process as we build out our entire network footprint.

Our Competitors

We compete head-to-head against other fixed broadband providers. This includes cable companies, incumbent local exchange carriers, competitive local exchange carriers, mobile network operators and wireless internet service providers. In any market, we may face one or more competitive providers.

We believe our technology and business model enables us to compete effectively against incumbent providers on price, service quality, and customer experience. Importantly, we have driven down the unit economics of our network to allow us to become EBITDA breakeven at only 4% penetration of the homes passed by our network.

Our service is offered at a price point that is generally at or below the promotional price of an incumbent, and in almost every case is below the “rack rate” price for an incumbent service.

We also focus on price transparency. When a customer signs up for our service, the price they pay each month is what we quote to them. There are no hidden fees or charges. We charge our customers on a monthly basis, do not require long-term contracts, and do not impose early termination fees.

Our service speeds are better than existing cable incumbents in upload and can compete with fiber providers in most cases. On average, we provide our customers with speeds that are at or above their speed plans.

Price and service are ultimately components of customer experience. We focus relentlessly on the customer experience and we have an industry-leading NPS as a result.

Government Regulation

Starry is a wireless technology developer, wireless service provider, broadband internet service provider, and will be an interconnected VoIP service provider in the future. As a result, we are subject to various federal telecommunications regulations that govern the spectrum that we utilize, the certification of our wireless equipment, and the placement of our wireless facilities. In the future, we will be subject to additional federal and state telecommunications regulations governing voice service, including and participation in Universal Service Fund programs as a result of our participation in the FCC’s RDOF program.

In addition, as an eligible telecommunications carrier in areas of certain states, we are subject to state regulations, particularly regarding the provision of voice services and billing. We are also subject to local and state regulations governing the construction and installation of wireless facilities in some circumstances where not preempted by federal regulations.

Furthermore, because we receive, store, and use personally identifiable information received from or generated by our customers, we are also subject to federal and state laws and regulations governing data privacy, use of personal data, and cybersecurity.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including intellectual property claims and commercial contract disputes. In addition, with respect to employees and others, we face and could in the future face a wide variety of claims, including discrimination (for example, based on gender, age, race, or religious affiliation), sexual harassment, privacy, labor and employment, ERISA and disability claims. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and could require significant management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. Although the outcome of these and other claims cannot be predicted with certainty, we are not currently a party to any litigation or regulatory proceeding that we expect to have a material adverse effect on our business, results of operations, financial conditions or cash flows.

Intellectual Property

We rely on trademarks, domain names, patents, copyrights, trade secrets, contractual provisions, and restrictions on access and use to establish and protect our proprietary rights.

As of September 30, 2021, we had 19 U.S. and foreign trademark registrations and applications, including registrations for “Starry” and the Starry logo. As of September 30, 2021, we had 13 U.S. pending non-provisional patent applications and seven U.S. granted patent applications covering various technologies. In addition, as of September 30, 2021, we had two Patent Cooperation Treaty international patent applications pending and 15 foreign patent applications and one foreign granted patent application covering various technologies.

We are the registered holder of a variety of domestic domain names, including “starry.com.”

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with certain of our employees, consultants, contractors, and business partners. Certain of our employees and contractors are also subject to invention assignment agreements.

Facilities and Office Space

We lease 20,620 square feet of office space at our corporate headquarters in Boston, MA. We lease an additional 14,184 square feet of space in Boston, MA and 11,784 square feet of space in Lowell, MA used for manufacturing, warehousing, and operations management. We also lease office and warehouse space for our local market teams in New York, NY (10,933 square feet); Secaucus, NJ (13,703 square feet); Arlington, VA (8,513 square feet); Columbus, OH (11,984 square feet); Denver, CO (11,935 square feet); and Los Angeles, CA (10,700 square feet).

Human Capital Resources

Our People

Solving hard problems requires committed and dedicated teams with a shared vision and passion. Our team takes tremendous pride in building networks and providing a quality broadband service that improves people’s lives. Starry’s management is focused on creating a work environment that leads to employee satisfaction and retention, and strives to build a culture around trust, honesty, and entrepreneurial spirit.

As of September 30, 2021, we had a total of 721 employees in the United States. Our installation team, which consisted of 83 employees as of September 30, 2021, works directly with our customers to install our service in their premises. Our construction team, which consisted of 77 employees as of September 30, 2021, works to install and maintain our equipment in multiple dwelling units, on rooftops, towers, and utility poles to build out and maintain our network. Our field teams are backed by our central team employees who work in our offices or remotely. This group, which consisted of 230 employees as of September 30, 2021, is composed of engineers, product managers, marketers, operations leads, finance professionals, human resources and legal personnel.

We have 291 employees in Boston (including corporate and field staff), 54 in Columbus, 51 in Denver, 93 in Los Angeles, 92 in New York (including corporate and field staff), 61 in D.C., and 94 remote employees. We have a fluctuating number of part time employees, most of which serve as field sales representatives. Our employees are not currently represented by a union

Our Culture

Starry’s culture has grown and evolved along with its people. We started in 2016 as a research and development company working on designing our own technology to transform how broadband is delivered. Today we operate across six markets and both coasts. We continue to run a large research and development operation, we run a large and growing field operation, we have an effective sales and marketing team, and we are aggressively signing up subscribers. Even with all this scale, we still maintain the entrepreneurial spirit that drove Starry in its early days. We hold ourselves accountable to the values we’ve grown into as a company, which guide our decision making as we work towards our shared culture:

•

First and foremost, we are driven by delivering a great service at a fair price, and are obsessed with customer satisfaction. We push ourselves to go above and beyond because doing the bare minimum is an anathema to our culture.

•	We have a bias for action; we empower all employees at every level of our company to make smart and quick decisions when confronted with problems or opportunities.

•	We trust that our colleagues make decisions that are anchored in a customer-first focus, and that those decisions are thoughtful and help drive us towards achieving our shared goals.

•	We use data and analytics to help make smart and strategic decisions, but we do not let data and analytics overwhelm us and create paralysis or inaction.

•

We have a passion for innovation and encourage intellectual curiosity. Innovation in the pursuit of solving hard problems is our motivation and we bring a conscientious and intentional approach to our solutions.

Diversity, Equity & Inclusion

Our culture is also one of inclusion. We actively work to dismantle inequities within our policies, systems, programs and services to ensure that Starry is a space where no one feels the need to edit their identity. We continuously aspire to be a more equitable, safe, and welcoming work environment for all of our team members, and a better advocate to the communities we serve. We provide equal opportunities for growth, promotion, learning, and development to all employees. We encourage employee engagement through LGBTQ and women employee resource groups, along with opportunities to discuss gender, race, and LGBTQ issues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF STARRY

Unless the context otherwise requires, all references in this section to “we,” “us,” “our” or the “Company” refer to Starry, Inc. and its subsidiaries prior to the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Historical Consolidated Financial Information of Starry” section of this proxy statement/prospectus and our historical audited annual consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, and unaudited condensed consolidated financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020, and the respective notes thereto, included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the unaudited pro forma financial information as of and for the year ended December 31, 2020 and as of and for the six months ended June 30, 2021 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. This discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Business Overview

We have developed a unique solution to provide last mile fixed broadband using a proprietary fixed wireless technology stack operating in licensed spectrum. We design and build our own fixed wireless equipment, cloud-based network control plane, and billing and operations support systems. We then deploy this technology across a variety of markets to provide broadband service to end users for a fee. The integration of our own technology development and service delivery allows us to efficiently deploy new competitive broadband networks to connect communities across the country.

Since our inception, we have developed the technology, acquired spectrum, and deployed our network and acquired subscribers in Boston, Los Angeles, New York City, Denver, Washington, D.C. and Columbus. Our principal sources of liquidity have been generated through a combination of cash flows from borrowings and the issuances of equity. Our year-to-date revenue for the six months ended June 30, 2021 was $9.6 million, representing a $4.1 million, or 75.5%, increase compared to the six months ended June 30, 2020.

Business Combination and Public Company Costs

On October 6, 2021, we entered into the Merger Agreement with FirstMark, Merger Sub and New Starry. Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, FirstMark will merge with and into New Starry, with New Starry surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub, and (b) on the Acquisition Merger Closing Date, Merger Sub will merge with and into Starry, with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination expected to be accounted for as a reverse recapitalization in accordance with the GAAP. Under this method of accounting, New Starry is treated as the acquired company and Starry is treated as the accounting acquirer for financial statement reporting purposes. For accounting purposes, the Business Combination is treated as the equivalent of Starry issuing stock for the net assets of New Starry, accompanied by a recapitalization. The net assets of New Starry are stated at historical cost, with no goodwill or other intangible assets recorded and the financial statements of the combined entity represent the continuation of the consolidated financial statements of Starry in many respects and the financial statements of the combined entity represent the continuation of the consolidated financial statements of Starry in many respects.

The most significant change in New Starry’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Starry’s balance sheet at June 30, 2021) of approximately $157.4 million, assuming maximum stockholder redemptions permitted under the Business Combination Agreement, or $486.7 million, assuming no stockholder redemptions. Total direct and incremental transaction costs are estimated at approximately $35.6 million. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, we expect that New Starry will become an SEC-registered and a listed company, which will require New Starry to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Starry expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

•	continue to invest in our technology to improve capacity and reduce cost;

•	deploy our network technology and capital equipment in additional domestic markets;

•	sign up new subscribers;

•	hire additional personnel;

•	obtain, maintain, expand, and protect our intellectual property and FCC spectrum license portfolio; and

•	operate as a public company.

Key Non-GAAP Financial Measures

We use the following non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We believe that these non-GAAP financial measures metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team.

The following table summarizes our key non-GAAP financial measure for the periods indicated (in thousands):

	Year Ended December 31,	Six Months Ended June 30,
	2020	2020	2021
Revenue	$12,826	$5,477	$9,614
Adjusted Gross Loss	(8,367)	(3,812)	(4,310)
Adjusted Total Operating Expenses	(76,183)	(36,242)	(41,581)
Adjusted EBITDA	$(83,590)	$(39,595)	$(45,311)

Adjusted Gross Loss

Adjusted Gross Loss is a non-GAAP financial measure and is determined based gross loss before depreciation expense recorded in cost of revenue. For a historical reconciliation of Adjusted Gross Loss to the most directly comparable GAAP measure of gross loss, please refer to the table below.

Adjusted Total Operating Expenses

Adjusted Total Operating Expenses is a non-GAAP financial measure and is determined based on GAAP total operating expenses before depreciation expense recorded in operating expenses. For a historical reconciliation of Adjusted Total Operating Expenses to the most directly comparable GAAP measure of total operating expenses, please refer to the table below.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and is determined based on EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations (including stock-based compensation expenses, the fair value adjustment of derivative liabilities and loss on extinguishment of debt). Adjusted EBITDA is frequently used by management, research analysts, investors and other interested parties to evaluate companies. Starry believes that this measure is helpful in highlighting trends in its operating results, because it excludes the impact of items that are outside the control of management or not reflective of its ongoing operations and performance.

Adjusted EBITDA is a measure not defined under GAAP. It has limitations, because it excludes certain types of expenses and it does not reflect changes in working capital needs. Furthermore, other companies may calculate adjusted EBITDA or similarly entitled measures differently, limiting their usefulness as comparative measures.

Adjusted EBITDA is presented here as a supplemental measure only. You are encouraged to evaluate each adjustment. For a historical reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net loss, please refer to the table below.

(in thousands)	Year ended December 31, 2020	Six months ended June 30, 2020	Six months ended June 30, 2021
GAAP Net Loss	$(125,093)	$(56,922)	$(79,600)
Adjustments:
Add: Interest expense, net	19,343	8,321	12,581
Add: Depreciation and amortization	19,350	8,548	12,973

EBITDA	$(86,400)	$(40,053)	$(54,046)
Adjustments:
Add: Fair value adjustment of liability derivative	1,850	—	5,796
Add: Loss on extinguishment of debt	—	—	2,361
Add: Stock-based compensation	960	458	578

Adjusted EBITDA	$(83,590)	$(39,595)	$(45,311)

GAAP Gross Loss	(25,703)	(11,384)	(16,208)
Add: Depreciation recorded to cost of revenue	17,336	7,572	11,898

Non-GAAP Adjusted Gross Loss	$(8,367)	$(3,812)	$(4,310)

GAAP Total Operating Expenses	(78,197)	(37,218)	(42,656)
Add: Depreciation recorded to operating expenses	2,014	976	1,075

Non-GAAP Adjusted Total Operating Expenses	$(76,183)	$(36,242)	$(41,581)

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors — Risks Related to Starry.”

Network Deployment

We have deployed our fixed wireless network in six markets to date, and covered 4.7 million households by the end of the second quarter of 2021. These deployment of these networks involves installing our base stations on tall vertical assets, which are connected to the internet through backhaul connections to the base stations, routed through a point-of-presence in the market. These networks serve the end customer locations, at which we install a transceiver to receive the signal, and a Wi-Fi router in the premises to deliver the service. We then use these networks to provide service to our customers for a fee. The speed and scale of these deployments impact the universe of customers that we can serve, and therefore our revenues.

Customer Demand

We sell a stand-alone broadband product for a flat monthly fee. Broadband demand continues to grow, and broadband plays an essential role in society — it is used for education, work, healthcare, and entertainment. Consumer demand for broadband is incredibly robust, and we expect it to continue to grow into the future. However, to the extent consumer sentiment towards broadband services changes, it would impact our customer penetration and therefore our revenues.

Customer Acquisition

We acquire customers through two primary sales strategies. First, for larger apartment buildings, we enter into simple agreements with the building owners or managers to install our transceiver and offer the service to their residents. Then, we sell the service directly to the residents. We use a variety of marketing techniques for these sales and acquisition efforts, including in person events, email, and traditional mail. Second, for small apartment buildings and single-family homes, we sell the service directly to the consumer through digital marketing channels, email, traditional mail, and outdoor media. To the extent that these efforts are unsuccessful, it would impact our customer penetration and therefore our revenue.

Seasonality and Housing Trends

Our customers today are all residential subscribers, and the majority of our customers in the future will continue to be residential subscribers. There are some seasonal trends that affect our customer acquisition activities, and they can vary by market. Examples include markets with larger college and university student populations, which tend to move in and move out of residences within the same time frame. In addition, consumers naturally consider their broadband provider at the time at which they move to a new residence. To the extent that there are any changes to the volume of people moving residences over time, there may impact our subscriber acquisition.

Incumbent Competition

We compete with several large incumbent fixed wireline providers, which can vary by market. In some instances, we also compete with mobile providers to the extent that an individual consumer considers a mobile service a substitute for a fixed service. We have built our business to allow us to compete effectively with very low penetration rates in any market, and by offering very competitive pricing. In any market, an incumbent provider may engage in promotional activities or price competition, which would impact our subscriber acquisition and revenue.

Basis of Presentation

Currently, we conduct business through one operating segment. See “Note 2—Basis of Presentation and Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about our operating segment.

Key Components of Statements of Operations

Revenues

We deliver high speed and competitively priced broadband service and related support on a subscription basis to our customers in the Boston, Los Angeles, New York City, Denver, Washington, D.C, and Columbus

markets using innovative and proprietary wireless technology. Our subscription rate for such services is a per-month fixed price, without data caps or additional fees. Most of our customers are month-to-month individual subscribers who do not have long-term commitments contracts with us, but a small number are building owners or property management companies who have a commercial arrangement with us whereby such customers compensate us directly for providing our internet services in their buildings.

We expect our revenue to continue to increase as we acquire new subscribers in existing markets and new markets we plan to enter, and as we introduce new products and services.

Cost of revenues

Cost of revenues includes, but is not limited to, costs incurred supporting national network service costs, fiber backhaul costs, site rent and utilities, customer care and national operations personnel, freight charges, deployed equipment costs, associated depreciation expenses and vehicle-related expenses among other costs.

We expect our cost of revenue to continue to increase in absolute dollar terms for the foreseeable future as we continue to grow in our existing markets as well as expand into new markets.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of personnel costs that include salaries and wages, commissions, payroll taxes, employee benefits, and certain employee expenses along with software and equipment expenses, recruiting expenses, professional fees, depreciation expenses, facilities related expenses, marketing expenses, and other fees.

We expect our selling, general and administrative expenses to increase in absolute dollar terms for the foreseeable future as we scale headcount to keep pace with the growth of our business, and as a result of operating as a public company, that includes the incremental costs associated with SEC compliance, legal, audit, insurance and investor relations activities and other administrative and professional services.

Research and development expenses

Research and development activities help to increase our network capacity over time and further improve our unit economics by reducing the cost of network elements.

Research and development expenses include, but are not limited to, costs incurred in performing engineering and prototype manufacturing activities relating to our products and services, including salaries, benefits, facilities, rent, software, depreciation, research-related overhead expenses, contracted services, license fees, and other external costs. Such expenses are critical to supporting our innovative low-cost hardware and cloud-based software solutions, including increasing capacity and decreasing cost over time.

We expect our research and development expenses to increase in absolute dollar terms for the foreseeable future as we invest in new technologies to achieve our operational and commercial goals of expanding our capacity and lowering costs.

Interest expense

Interest expense consists primarily of interest (both cash and non-cash) incurred on our debt obligations.

Other income (expense), net

Other income (expense), net consists primarily of the fair value adjustments related to our derivate liability and the loss on extinguishment of debt, partially offset by interest income earned on our interest-bearing accounts.

Results of Operations

Comparison of six months ended June 30, 2021 and 2020

The following table summarizes our results of operations on a consolidated basis for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		$	%
	2021	2020	Change	Change
Revenues	$9,614	$5,477	$4,137	75.5%
Cost of revenues	(25,822)	(16,861)	(8,961)	53.1%

Gross loss	(16,208)	(11,384)	(4,824)	42.4%
Operating expenses:
Selling, general and administrative expenses	(30,238)	(26,416)	(3,822)	14.5%
Research and development	(12,418)	(10,802)	(1,616)	15.0%

Total operating expenses	(42,656)	(37,218)	(5,438)	14.6%

Loss from operations	(58,864)	(48,602)	(10,262)	21.1%
Other income (expense):
Interest expense	(12,581)	(8,358)	(4,223)	50.5%
Other income (expense), net	(8,155)	38	(8,193)	(21,560.5%)

Total other expense	(20,736)	(8,320)	(12,416)	149.2%

Net loss	$(79,600)	$(56,922)	$(22,678)	39.8%

Net loss per share of voting and non-voting common stock, basic and diluted	$0.40	$0.29	$0.11	37.9%

Weighted-average shares outstanding, basic and diluted	197,336,304	195,123,205	2,213,099	1.1%

Revenues

Revenues grew by $4.1 million, or 75.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, as a result of an increase in our paying subscriber base in part driven by further network expansion in the markets we serve.

Cost of revenues

Cost of revenues increased by $9.0 million, or 53.1%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to increases of $4.2 million in deployed equipment depreciation related to our network expansion, $0.8 million in rental payments related to our base stations and revenue share payments to our building owners, $1.1 million in customer and national network services headcount growth, $1.2 million in fiber costs, $0.2 million increase in inventory reserve primarily related to higher inventory levels, $0.2 million loss on the retirement of our earlier generation routers and $0.3 million of incremental expenses related to additional fleet vehicles needed to expand our service capabilities in the markets we serve.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $3.8 million, or 14.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily driven by increases of $1.2 million in salaries and benefits, $0.2 million in recruitment costs, $1.2 million in professional services needed to prepare for a capital markets transaction, $0.3 million in facility spending necessitated by return to work and $0.4 million in marketing costs needed to raise brand awareness in the markets we serve.

Research and development expenses

Research and development expenses increased by $1.6 million, or 15.0%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily from additional headcount hired to support the development of our network and development of next generation equipment.

Interest expense

Interest expense increased by $4.2 million, or 50.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily driven by an increase in amortization of debt discounts of $3.1 million related to the conversion of the 2020 and the 2021 Notes into shares of Starry Series E-1 Preferred Stock and Starry Series E-2 Preferred Stock, respectively, discussed in “Note 3 — Debt” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus, the amortization related to the detachable warrants issued with the Starry Credit Agreement, paid-in-kind interest expense of $0.8 million incurred on the Term Loans, and $0.2 million interest related to the beneficial conversion feature on the 2020 Notes and the 2021 Notes.

Other income (expense), net

Total income (expense), net fluctuated from $38 thousand in other income, net for the six months ended June 30, 2020, to $8.2 million in other expense, net for the six months ended June 30, 2021, resulting in a total change of $8.2 million, or 21,650.5%. This fluctuation from interest income, net to interest expense, net was primarily driven by the fair value impact of the loss on extinguishment of debt and the derivative liability recorded to recognize the accelerated repayment feature on the Term Loans. See “Note 3 — Debt” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Net Loss

Net loss attributable to Starry shareholders increased by $22.7 million, or 39.8% for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily driven by the factors described above.

Comparison of years ended December 31, 2020 and 2019

The following table summarizes our results of operations on a consolidated basis for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,		$	%
	2020	2019	Change	Change
Revenues	$12,826	$4,474	$8,352	186.7%
Cost of revenues	(38,529)	(22,761)	(15,768)	69.3%

Gross loss	(25,703)	(18,287)	(7,416)	40.6%
Operating expenses:
Selling, general and administrative expenses	(55,240)	(45,184)	(10,056)	22.3%
Research and development	(22,957)	(23,506)	549	(2.3%)

Total operating expenses	(78,197)	(68,690)	(9,507)	13.8%

Loss from operations	(103,900)	(86,977)	(16,923)	19.5%
Other income (expense):
Interest expense	(19,382)	(5,388)	(13,994)	259.7%
Other income (expense), net	(1,811)	160	(1,971)	(1,231.9%)

Total other expense	(21,193)	(5,228)	(15,965)	305.4%

Net loss	$(125,093)	$(92,205)	$(32,888)	35.7%

Net loss per share of voting and non-voting common stock, basic and diluted	$(0.64)	$(0.48)	$(0.16)	33.3%

Weighted-average shares outstanding, basic and diluted	194,177,522	193,707,267	470,255	0.2%

Revenues

Revenues grew by $8.3 million, or 186.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, as a result of an increase in our paying subscriber base in part driven by further network expansion in the markets we serve.

Cost of revenues

Cost of revenues increased by $15.8 million, or 69.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to increases of $8.9 million in deployed equipment depreciation related to our network expansion, $2.2 million in rental payments related to our base stations used to transmit a strong signal to multiple terminals within an area, $4.3 million related to headcount growth in customer service and national network operations, as well as $1.2 million in fiber costs. Such increases were partially offset by lower loss on disposal of equipment costs of $1.0 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $10.1 million, or 22.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily driven by increases of $5.1 million in salaries and benefits, $2.8 million in ordinary repairs and maintenance costs, $1.0 million in software subscription costs, and $0.9 million in outside consulting professional fees.

Research and development expenses

Research and development expenses decreased by $0.5 million, or 2.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily from a $3.8 million reduction in prototype material spending related to the development of the base station, new integrated circuits and customer terminal platforms along with a $0.5 million decrease in lab equipment spending, offset by a $2.5 million increase in salaries and a $1.1 million increase in consulting costs.

Interest expense

Interest expense increased by $14.0 million, or 259.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily driven by an increase in paid-in-kind interest expense of $10.4 million incurred on the Starry Credit Agreement and amortization of debt discounts of $1.7 million and $1.5 million, respectively, related to the beneficial conversion feature associated with the issuance of $31.2 million of the 2020 Notes in September 2020 and the detachable warrants issued with the Starry Credit Agreement.

Other income (expense), net

Total other income (expense), net fluctuated from $160 thousand in other income, net for the year ended December 31, 2019, to $1.8 million in other expense, net for the year ended December 31, 2020, resulting in a total change of $2.0 million, or 1,231.9%. This fluctuation from interest income, net to interest expense, net was primarily driven by the fair value impact of a derivative liability recorded for the accelerated repayment feature on the Term Loans. See “Note 3 — Debt” in the notes to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Net Loss

Net loss attributable to Starry shareholders increased by $32.9 million, or 35.7% for the twelve months ended December 31, 2020, compared to the twelve months ended December 21, 2019, primarily driven by the factors described above.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been generated through a combination of cash flows from borrowings and the issuances equity. We expect that our primary ongoing requirements for cash will be used to execute on our strategic initiatives through (i) investing in our technology, (ii) expanding our domestic footprint and (iii) hiring personnel.

At June 30, 2021 our principal sources of liquidity were cash and cash equivalents of $84.8 million and consist of checking and interest-bearing accounts.

Starry Credit Agreement

In February 2019, we entered into the Starry Credit Agreement to provide a total of $50 million in two separate loan tranches, $27.5 million and $22.5 million, and drew on the full amount of each tranche in February 2019 and June 2019, respectively. In December 2019, we amended the Starry Credit Agreement with a syndicate of lenders, providing for an additional loan tranche of $75 million, which we immediately drew upon in full (collectively, the “Term Loans”).

In June 2021, we entered into a Third Amendment and Waiver to the Starry Credit Agreement (the “Third Amendment and Waiver”). The Third Amendment and Waiver amended and restated two affirmative covenants that we were not in compliance with as of December 31, 2020, including extending the time period in which the Company is required to deliver audited financial statements without a “going concern” or like qualification, exception or emphasis and extending the time period in which the Company is required to deliver a budget for fiscal year 2021. The non-compliance with covenants is an event of default which would have required the outstanding long-term debt balance to be payable upon demand. In addition to the amendment and restatement, the Third Amendment and Waiver waived any events of default in existence on the Third Amendment and Waiver effective date. The lender has retained all other covenant requirements.

In conjunction with entering into the Starry Credit Agreement, we issued warrants to the lender in two tranches in February 2019 and December 2019 of 17.6 million and 15.0 million, respectively.

The loans incur interest at a rate equal to LIBOR, subject to a floor of 2.0% plus an applicable margin of 9.0%, capped at 13.25% annually. Pursuant to the Starry Credit Agreement, we elected to pay the accrued interest on an in-kind basis by increasing the principal balance outstanding, payable in its entirety at maturity in February 2024. Outstanding borrowings plus accrued paid-in-kind interest were $153.0 million as of June 30, 2021. As of June 30, 2021, we had deferred financing costs and discounts on warrants on these loans in the amount of $1.4 million and $10.9 million, respectively.

Capital lease obligations

Throughout the period we entered into capital leases for vehicles and equipment with various vendors with payments due monthly extending through 2024. As of June 30, 2021, we owed $1.6 million under such lease obligations.

Strategic partnership arrangement

In June 2020, we entered into a 10-year arrangement with a third party to jointly deploy fixed wireless broadband networks in new markets. Under such arrangement we are obligated to make revenue sharing payments to the third party that will be funded based on future subscriber volumes.

Purchase commitments

Throughout the period we entered into non-cancelable purchase commitments with various contract manufacturers to purchase materials and associated support to maintain and improve our existing distribution system as well as build out new networks and distribution systems. As of June 30, 2021, we had non-cancelable commitments totaling $28.2 million.

Convertible notes payable

In September 2020, we issued convertible notes (the “2020 Notes”) payable in exchange for cash totaling $31.2 million. The 2020 Notes bear interest of 3.0% annually and matured in June 2021. In 2021 and 2020, such notes accrued paid-in-kind interest of $0.3 million and $0.3 million, respectively. Such proceeds were used for building out the network and general working capital purposes.

One current shareholder who is a related party purchased approximately $2.3 million of the 2020 Notes. See “Note 3 — Debt” in the notes to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information.

In January 2021, we issued convertible notes (the “January 2021 Notes”) payable in exchange for cash totaling $6.0 million. The January 2021 Notes bear interest of 3.0% annually and mature in October 2021. In 2021, the January 2021 Notes accrued paid-in-kind interest of less than $0.1 million.

In March 2021, we issued convertible notes (the “March 2021 Notes” and, together with the January 2021 Notes, the “2021 Notes”) payable in exchange for cash totaling $5.0 million. The March 2021 Notes bear interest of 3.0% annually and mature in October 2021. In 2021, the March 2021 Notes accrued paid-in-kind interest of less than $0.1 million.

Two current shareholders who are related parties purchased $3.0 million and $5.0 million, respectively of the 2021 Notes. See “Note 3 — Debt” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information.

In March 2021, we closed on an issuance of Starry Series E Preferred Stock (inclusive of Starry Series E-1 Preferred Stock, Starry Series E-2 Preferred Stock and Starry Series E-3 Preferred Stock), generating cash proceeds, net of issuance costs, of approximately $119.9 million and converted all $42.8 million of our outstanding 2020 Notes and 2021 Notes into shares of Starry Series E-1 Preferred Stock and Starry Series E-2 Preferred Stock, respectively.

Short term liquidity requirements

As a growth company, the net losses we have incurred since inception are in accordance with our strategy and forecast. We will continue to incur net losses in accordance with our operating plan as we continue to expand our platform development to improve our existing technology and expand into new markets. Management plans to raise additional capital through the Business Combination.

We incurred a net loss of $79.6 million for the six months ended June 30, 2021 and a net loss of $125.1 million for the year ended December 31, 2020. As of June 30, 2021, our current assets were $89.7 million, consisting primarily of cash and cash equivalents of $84.8 million, which are primarily deposited with financial institutions, and our current liabilities were $26.0 million, consisting of accounts payable totaling $7.5 million, accrued expenses and other current liabilities totaling $15.6 million, unearned revenue totaling $1.7 million, and the current portion of our debt totaling $1.3 million.

Long term liquidity requirements

Our long term liquidity needs are expected to be satisfied through capital raised through the Business Combination, the PIPE Investment, the Convertible Notes Investment and the Series Z Investment. However, if we are unable to close the Business Combination our existing capital resources will be insufficient to meet our long-term liquidity requirements. We would be required to raise additional capital to meet our long-term liquidity requirements through either further equity or debt financing. If we raise funds by issuing equity securities, dilution to existing stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of existing holders of Starry Common Stock or New Starry Common Stock, as applicable. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of Starry Common Stock or New Starry Common Stock, as applicable. The terms of additional debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

While we will need to raise additional capital in the future, if adequate funds are not available, we will also need to scale back our expansion plans or limit our product development activities, which would have a material adverse impact on our business prospects and results of operations.

Cash Flows

The following table summarizes our net cash provided by or used in operating activities, investing activities, and financing activities for the periods indicated and should be read in conjunction with our consolidated financial statements and the notes thereto:

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(in thousands)		(in thousands)
Net cash provided by (used in)
Operating activities	$(43,558)	$(39,966)	$(78,945)	$(73,015)
Investing activities	(29,985)	(17,699)	(35,906)	(94,175)
Financing activities	132,689	(181)	63,316	214,124

Net change in cash and cash equivalents	$59,146	$(57,846)	$(51,535)	$46,934

Net cash used in operating activities

For the six months ended June 30, 2021, cash flows used in operating activities was $43.6 million. Such cash used primarily related to our net loss of $79.6 million, adjusted for non-cash expenses of $35.5 million, and changes in our working capital accounts of $0.5 million. The adjustments for non-cash expenses include (i) $13.0 million in depreciation, (ii) paid-in-kind interest on Term Loans, the 2020 Notes and the 2021 Notes of $8.4 million, (iii) amortization of debt discount of $3.2 million, (iv) conversion of the convertible debt discount of $1.0 million, (v) loss on extinguishment of debt of $2.4 million, (vi) fair value adjustment of the derivative liability of $5.8 million, (vii) loss on disposal of property and equipment of $1.2 million, (viii) $0.6 million in share-based compensation expense, (ix) accretion of asset retirement obligations of less than $0.1 million and (x) provision for doubtful accounts of less than $0.1 million. The changes in our working capital accounts include increases of (xi) $2.0 million in other liabilities, (xii) $1.5 million in accrued expenses and other current liabilities, and (xiii) $0.5 million in unearned revenue, offset by decreases of (xiv) $2.1 million in prepaid expenses and other current assets, (xv) $0.8 million in accounts payable, (xvi) $0.5 million in deferred costs, (xvii) $0.1 million in accounts receivable and (xviii) less than $0.1 million in restricted cash and other assets.

For the six months ended June 30, 2020, cash flows used in operating activities was $40.0 million. Such cash used primarily related to our net loss of $56.9 million, adjusted for certain non-cash expenses of $18.0 million, and changes in our working capital accounts of $1.1 million. The adjustments for non-cash expenses include (i) $8.5 million in depreciation, (ii) paid-in-kind interest on Term Loans of $7.3 million, (iii) amortization of debt discount of $1.0 million, (iv) loss on disposal of property and equipment of $0.7 million, (v) $0.5 million in share-based compensation expense and (vi) accretion of asset retirement obligations of less than $0.1 million. The changes in our working capital accounts include increases of (vii) $0.4 million in other liabilities and (viii) $0.2 million in unearned revenue, offset by decreases of (ix) $0.7 million in prepaid expenses and other current assets, (x) $0.5 million in accounts payable, (xi) $0.4 million in accrued expenses and other current liabilities and (xii) less than $0.1 million in accounts receivable.

For the year ended December 31, 2020, cash flows used in operating activities was $78.9 million. Such cash used primarily related to our net loss of $125.1 million, adjusted for certain non-cash expenses of $43.2 million, and changes in our working capital accounts and certain non-cash expenses of $3.0 million. The adjustments for non-cash expenses include (i) $19.4 million in depreciation, (ii) paid-in-kind interest on Term Loans and the 2020 Notes of $15.4 million, (iii) amortization of debt discount of $3.8 million, (iv) loss on disposal of property and equipment of $1.5 million, (v) fair value adjustment to a derivative liability of $1.9 million, (vi) $1.0 million in share-based compensation expense, (vii) accretion of asset retirement obligations of $0.1 million and (viii) provision for doubtful accounts of $0.1 million. The changes in our working capital accounts include increases of (ix) $1.2 million in other liabilities, (x) $0.4 million in accrued expenses and other current liabilities,

(xi) $0.7 million in accounts payable, (xii) $0.8 million in unearned revenue, (xiii) and $0.2 million in prepaid expenses and other current assets, offset by decreases of (xiv) $0.3 million in accounts receivable and (xv) less than $0.1 million in other assets.

For the year ended December 31, 2019, cash flows used in operating activities was $73.0 million. Such cash used primarily related to our net loss of $92.2 million, adjusted for certain non-cash expenses of $18.1 million, and changes in our working capital accounts of $1.1 million. The adjustments for non-cash expenses include (i) $9.6 million in depreciation, (ii) paid-in-kind interest on Term Loans of $4.7 million, (iii) amortization of debt discount of $0.5 million, (iv) loss on disposal of property and equipment of $2.5 million, (v) $0.7 million in share-based compensation expense and (vi) accretion of asset retirement obligations of less than $0.1 million. The changes in our working capital accounts include increases of (vii) $3.4 million in accrued expenses and other current liabilities and (viii) $0.3 million in unearned revenue, offset by decreases of (ix) $1.7 million in prepaid expenses and other current assets, (x) $0.7 million in accounts payable, (xi) $0.1 million in other assets and (xii) $0.1 million in accounts receivable.

Net cash used in investing activities

Net cash used in investing activities during the six months ended June 30, 2021 totaled $30.0 million, primarily related to capital expenditures for our distribution system.

Net cash used in investing activities during the six months ended June 30, 2020 totaled $17.7 million, primarily related to capital expenditures for our distribution system.

Net cash used in investing activities during the year ended December 31, 2020 totaled $35.9 million, primarily related to capital expenditures for our distribution system.

Net cash used in investing activities during the year ended December 31, 2019 totaled $94.2 million, of which $48.5 million was used to acquire our FCC spectrum licenses, and the remainder primarily related to capital expenditures for our distribution system.

Net cash provided by financing activities

Net cash provided by financing activities during the six months ended June 30, 2021 totaled $132.7 million, which was driven primarily by the proceeds raised from the issuance of Starry Series E Preferred Stock (inclusive of Starry Series E-1 Preferred Stock, Starry Series E-2 Preferred Stock and Starry Series E-3 Preferred Stock), net of issuance costs, of $119.9 million, issuance of $11.0 million of the 2021 Notes, proceeds from the strategic partner arrangement of $2.0 million and exercise of Starry Options of $0.2 million, offset by repayments of capital lease obligations of $0.4 million.

Net cash used in financing activities during the six months ended June 30, 2020 totaled $0.2 million, which was primarily driven by repayment of capital lease obligations of $0.2 million.

Net cash provided by financing activities during the year ended December 31, 2020 totaled $63.3 million, which was driven primarily by the proceeds raised from the (i) issuance of Starry Series D Preferred Stock, net of issuance costs, of $30.7 million, (ii) issuance of $31.2 million of the 2020 Notes, (iii) proceeds from the strategic partner arrangement of $1.7 million and (iv) exercise of Starry Options of $0.2 million, partially offset by the repayment of capital lease obligations of $0.6 million.

Net cash provided by financing activities during the year ended December 31, 2019 totaled $214.1 million, which was primarily driven by the proceeds raised from the issuance of (i) Starry Series D Preferred Stock, net of issuance costs, of $94.2 million, (ii) issuance of Term Loans, net of issuance costs, of $123.1 million and (iii) exercise of Starry Options of $0.3 million, partially offset by both the repayment of Term Loans of $3.2 million and capital lease obligations of $0.2 million.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our consolidated financial statements.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in “Note 2—Basis of Presentation and Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Estimating fair value of Starry Common Stock

As a company with no active public market for its common stock, Starry’s Board periodically determines the fair value of the Starry Common Stock at various dates, with the assistance of management and an independent third-party valuation specialist. In connection with establishing the exercise price for all share-based awards and estimating the fair value of Starry Common Stock for the six months ended June 30, 2021 and years ended December 31, 2020 and 2019, we obtained third-party valuations by an independent valuation firm. The valuations dated as of May 15, 2021, March 30, 2021, March 31, 2020 and March 6, 2019, were conducted in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation utilizing the income approach for the May 15, 2021 and March 31, 2020 valuation and the market approach for the March 30, 2021 and March 6, 2019 valuations. The market approach was chosen as the primary valuation process for the March 2021 and March 2019 valuations due to the Company entering into transactions relating to our stock around the dates of valuation. The income approach was chosen for the May 2021 and March 2020 valuations because no recent stock transactions had taken place around the valuation dates and the approach takes into consideration the expectation of future cash flows that drives value to our shareholders.

An income approach, specifically the discounted cash flow analysis incorporating our projections, our historical financials, and guideline company / industry growth and margin indications, was utilized. The income approach estimates our value based on the expectation of future cash flows that the company will generate that are discounted to the present using a discount rate commensurate with the risk associated with the Company and its projections. The selected discount rate is based on a weighted average cost of capital as well as consideration given to historical venture capital rates commensurate with an expansion-stage to bridge-stage company. A discounted cash flow analysis was developed based on discussions with management, projected financial data prepared by us, historical financial statements, and guideline company and industry growth indicators.

The market approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the entity being appraised relative to those publicly traded in similar lines of business. The valuation specialist applied the backsolve method to derive our implied equity value from a transaction involving our own securities. In deriving this value, specific consideration is given to the rights and preferences of each class of equity and solving for the total equity value implied by the recent transaction in our securities.

For all valuations, the implied equity value was then allocated between classes of Starry Preferred Stock and Starry Common Stock using an Option Pricing Model (“OPM”), whereby the Starry Preferred Stock and Starry Common Stock were treated as call options on our equity value, with exercise prices based on the liquidation preferences of the stock class. The total value for each class of equity was then divided by the respective shares outstanding for that class to determine the per share value. A discount for lack of marketability was then applied to account for the lack of liquidity and marketability of the stock. The resulting value per share was the indicated present value, on a non-marketable and minority basis.

For the valuations used to establish the fair value of Starry Common Stock, the following assumptions were used:

	May 15, 2021	March 30, 2021	March 31, 2020	March 6, 2019
Risk-free interest rate	0.12%	0.14%	0.27%	2.50%
Volatility — DLOM	95.00%	90.00%	90.00%	65.00%
Volatility	75.00%	70.00%	60.00%	50.00%
Probability weighted time to exit	1.6 years	1.75 years	2.7 years	2.7 years
Lack of marketability	25.00%	25.00%	36.00%	37.00%
Fair value of common stock	$1.47	$0.89	$0.58	$0.53

There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described previously, the amount of our beneficial conversion feature, share-based compensation expense, net loss, and net loss per share amounts could have been materially different.

Revenue recognition

Our revenues are primarily generated by sales of our internet services. The timing of such revenue recognition is based on the period that such services are consumed by the customer. The transaction price associated with our contracts often includes variable consideration. This variable consideration we consider to be constrained and is included only to the extent we believe it is probable that a significant reversal of revenue will not occur.

Our contracts with customers also may include service level agreements that entitle the customer to receive service credits and refunds if it is deemed that minimum service levels are not met. We estimate the amount of such credits and refunds based on our assessment of legal enforceability, anticipated performance, and historical trends. Historically, we have not experienced significant incidents of not meeting service level requirements.

We have elected the practical expedient that permits an entity to not recognize a significant financing component on contracts that are less than one year. We also exclude sales taxes and other government-assessed and imposed taxes from its revenue, when applicable.

Income taxes

For the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020 we recorded no income tax provision and have recorded a full valuation allowance for all periods. The valuation allowance relates to federal and state net operating loss carryforwards and R&D tax credit carryforwards.

Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2020 and 2019 and June 30, 2021 and 2020, there was no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in our statements of operations.

Share-based compensation

We account for share-based payments that involve the issuance of shares of Starry Common Stock to employees and nonemployees and meet the criteria for equity-classified awards as share-based compensation expense based on the grant-date fair value of the award. We issue Starry Options to employees, members of the Starry Board, and non-employees under the Starry Stock Plan. We believe the fair value of share-based awards granted to nonemployees is more readily determinable than the fair value of the services received.

We estimate the fair value of Starry Options granted at each grant date using the Black Scholes model which requires the input of the following subjective assumptions:

•	the length of time grantees will retain their vested Starry Options before exercising them for employees and the contractual term of the option for nonemployees (“expected term”);

•	the volatility of our common stock price over the expected term;

•	the expected dividends;

•	the risk-free interest rate over the option’s expected term; and

•	the fair value of Starry Common Stock.

A summary of the significant assumptions used to estimate the fair value of Starry Options during the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 were as follows:

	Six Months Ended June 30,
	2021	2020
Expected volatility	28.0 - 28.2%	24.0 - 24.2%
Expected term (in years)	5.4 - 6.1	5.0 - 6.1
Risk-free interest rate	0.9 - 1.1%	0.9 - 1.7%
Expected dividend yield	$0.00	$0.00

•	Expected volatility — The expected volatility was determined by examining the historical volatilities of a group of industry peers, as we did not have any trading history for Starry Common Stock.

•

Expected term — For employees, the expected term is determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of the Starry Options which are considered to have “plain vanilla” characteristics.

•

Risk-free interest rate — The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of Starry Options and,

•	Expected dividend yield — The expected dividend yield was based on our history and management’s current expectation regarding future dividends.

If factors change, and we utilize different assumptions, share-based compensation cost on future award grants may differ significantly from share-based compensation cost recognized on past award grants. Higher volatility and longer expected terms result in an increase to share-based compensation determined at the date of grant. Future share-based compensation cost will increase to the extent that we grant additional share-based awards to employees and non-employees. If there are any modifications or cancelations of the underlying unvested securities, we may be required to accelerate any remaining unearned share-based compensation cost or incur incremental cost. Share-based compensation cost affects our selling, general and administrative expenses. Share-based compensation cost affects our selling, general and administrative expenses and our research and development expenses.

Based on our estimated fair value of Starry Common Stock of $1.47 as of June 30, 2021, the aggregate intrinsic value of the vested and unvested Starry Options outstanding as of June 30, 2021 was $9.0 million.

Beneficial conversion features associated with convertible notes

We issued convertible notes in September 2020, January 2021, and March 2021. Upon assessment of the embedded elements in these agreements, we identified that the automatic conversion feature upon maturity clauses contain a beneficial conversion feature that required separate accounting from the host contract.

In order to quantify the intrinsic value of the beneficial conversion feature, we compared the current fair value of the Starry Series D Preferred Stock to the contractual conversion price using the fair value of Starry Common Stock as of March 2021 and 2020. We used the input of the estimated fair value of the Starry Common Stock as the midpoint between the valuations at each date during the period to arrive at the intrinsic value. The beneficial conversion features related to the 2020 Notes, the January 2021 Notes and the March 2021 Notes were $3.9 million, $1.5 million and $1.3 million, respectively. We recorded amortization of $1.75 million and $0.25 million in paid-in-kind interest for the six months ended June 30, 2021.

On March 31, 2021, we completed the initial closing of a new equity financing for Starry Series E Preferred Stock (inclusive of Starry Series E-1 Preferred Stock, Starry Series E-2 Preferred Stock and Starry Series E-3 Preferred Stock). As a result of the closing, the 2020 Notes and the 2021 Notes converted to shares of Starry Series E-1 Preferred Stock and Starry Series E-2 Preferred Stock, respectively. We concluded the conversion of the 2020 Notes was treated as an accounting conversion in accordance with the original terms of the 2020 Notes and as a result carrying value of the 2020 Notes was reclassified to Starry Series E-1 Preferred Stock. The conversion of the 2021 Notes was treated as an extinguishment of the 2021 Notes which included marking the Starry Series E-2 Preferred Stock to fair value by way of recording a charge to the capital account of $2.8 million representing the additional value provided to the holders of the 2021 Notes upon settlement. We recorded a loss of $2.4 million upon extinguishment of the 2021 Notes.

Intangible Assets

Intangible assets consist of spectrum licenses acquired through FCC Auction 102 in 2019 (the “FCC licenses”). The FCC licenses provide the Company with the exclusive right to utilize certain radio frequency spectrum to provide wireless services. While the FCC licenses are issued for a fixed period of time, ten years for our licenses, the licenses are issued with a regulatory expectation of renewal which are routinely granted and with nominal cost.

At acquisition and each assessment period, we consider whether the FCC licenses should be definite or indefinite lived. The FCC licenses are not limited in their useful lives, nor is there an anticipation of another technology to replace the underlying technology. We believe that based on these factors that the FCC licenses are indefinite lived intangibles.

The FCC licenses are tested for potential impairment annually, as of October 1, or more frequently if impairment indicators are present. ASC 350, Intangibles – Goodwill and Other (“ASC 350”), provides the option to first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. ASC 350 permits the Company to elect to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test. The quantitative assessment consists of comparing the estimated fair value of the FCC licenses to the aggregated carrying amount as of the test date. As of October 1, 2020, and 2019 the Company performed a qualitative assessment that did not identify any indicators of impairment that would require a quantitative assessment to be performed.

Capitalization of internal labor costs

Our business is capital intensive and a large portion of our working capital is spent on activities associated with expanding our distribution system. As of June 30, 2021 and 2020, the net carrying amount of our distribution systems was $78.1 million and $59.0 million, respectively, representing 31.9% and 35.9%, respectively, of our total assets.

Costs associated with distribution system construction and customer installations are capitalized as part of the asset cost. Such capitalized costs include materials, use tax, freight-in, third party labor, internal labor and the associated fringe benefits incurred to bring the distribution system to its intended use. We capitalize such internal labor costs by estimating the amount of time spent on such activities by employees who are responsible for our distribution system construction and customer installations. We capitalized internal labor costs of $8.5 million and $9.3 million for the six months ended June 30, 2021 and 2020, respectively.

While we believe our existing capitalization policies are appropriate, a significant change in the nature or extent of our activities could affect management’s judgment about how we calculate and capitalize internal labor in the future. We monitor the appropriateness of our capitalization policies and perform updates to such policies when necessary to respond to changes in facts and circumstances, such as the development of new products and services which may impact the utilization of our employees who construct our distribution system and perform customer installations.

Asset retirement obligation (“ARO”)

We lease space on vertical assets (“VA”) on which we install our Starry Titan base stations, and we enter into agreements with multiple dwelling unit (“MDU”) managers or owners to install our Starry Trident transceivers to provide service to the building. These agreements can include language regarding our responsibility to remove equipment and repair the asset to which the Starry equipment was attached (either a VA or a MDU) upon termination of the agreement. The agreements create an obligation associated with the future retirement of the equipment after normal operation of the equipment for the duration of the equipment’s life.

Asset retirement obligations are required to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be established. Once the fair value of future cash flows has been discounted to present value, the liability is recorded with an offsetting increase to an ARO long-lived asset that is recorded within property and equipment. Subsequent changes to the assets and liabilities are recognized in the period they occur.

As the estimated life of the ARO lapses, we recognize depreciation expense for the ARO asset and accretion expense for the ARO liability.

If factors change, and we utilize different assumptions, ARO on future MDU and VA equipment installations may differ significantly from ARO on past MDU and VA equipment installations. Higher credit adjusted risk free rates and inflation rates result in an increase to ARO determined at the date of installation. The assumptions and inputs from management, based on information known to us as of each reporting period include:

•	the rate of inflation

•	the adjusted risk-free rate

•	the life of the lease

•	anticipated costs to of removal

•	anticipated costs of restoration

The significant assumptions used to estimate the present value of the ARO for the six-month periods ended June 30, 2021 and 2020 were similar to such assumptions used in the audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

In future periods, we expect amortization of our long-lived assets associated with the ARO as well as accretion of the ARO to increase, due in part to our existing unrecognized amortization and accretion expense, as well as to the AROs associated with future equipment deployments.

New and Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations.

See “Note 2 — Basis of Presentation and Summary of Significant Accounting Policies — Recent Accounting Pronouncements issued, not yet adopted” in the notes to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we made one, of their potential impact on our financial condition and results of operations.

JOBS Act Accounting Election

Section 107 of the JOBS Act allows emerging growth companies to take advantage of the extended transition period for complying with new or revised accounting standards. Under Section 107, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. New Starry has elected to use the extended transition period available under the JOBS Act.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We hold cash and cash equivalents, including restricted cash, for working capital purposes. As of June 30, 2021, we had a cash balance of $84.8 million (excluding restricted cash), consisting of checking and interest-bearing accounts, which are not significantly affected by changes in the general level of U.S. interest rates due to the short-term holding period of such balances. As a result, we do not have material exposure to interest rate risk with respect to cash and cash equivalents as these are all highly liquid investments with a maturity date of 90 days or less at the time of purchase.

DESCRIPTION OF SECURITIES

If the Business Combination is consummated, New Starry will replace its existing organizational documents with the Proposed Charter and Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex B and Annex C, respectively, which, in the judgment of the FirstMark Board, is necessary to adequately address the needs of the post-combination company.

For more information on the Organizational Documents Proposal and Advisory Organizational Documents Proposals, see the sections entitled “Proposal No. 2 — The Organizational Documents Proposal” and “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of 860,000,000 shares of capital stock, of which 800,000,000 shares will be shares of New Starry Class A Common Stock, par value $0.0001 per share, 50,000,000 shares will be shares of New Starry Class X Common Stock, par value $0.0001 per share, and 10,000,000 shares will be shares of New Starry Preferred Stock, par value $0.0001 per share.

As of the record date, FirstMark had approximately          FirstMark Units, each consisting of one share of FirstMark Class A Common Stock and one-third of one redeemable FirstMark Warrant,                    shares of FirstMark Class A Common Stock, par value $0.0001 per share,                    shares of FirstMark Class B Common Stock, par value $0.0001 per share and          FirstMark Warrants, each whole warrant exercisable for one share of FirstMark Class A Common Stock, issued and outstanding and 1 holder of record of FirstMark Common Stock. After giving effect to the Business Combination, New Starry will have approximately          shares of New Starry Class A Common Stock outstanding (assuming no redemptions),          shares of New Starry Class X Common Stock outstanding (assuming no redemptions) and          shares of New Starry Preferred Stock outstanding.

New Starry Common Stock

New Starry Class A Common Stock

Voting Rights

Holders of New Starry Class A Common Stock will be entitled to cast one vote per share of New Starry Class A Common Stock. Generally, holders of all classes of New Starry Common Stock vote together as a single class, and an action is approved by New Starry’s stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Holders of New Starry Class A Common Stock will not be entitled to cumulate their votes in the election of directors.

The Proposed Charter further provides that the New Starry Board (other than any directors elected by holders of any series of New Starry Preferred Stock) will be divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

The Proposed Charter further provides that the affirmative vote of at least two-thirds of the total voting power of all then outstanding shares of stock of New Starry, voting as a single class, will be required to amend, alter, repeal or rescind certain provisions of the Proposed Charter, including provisions relating to voting and dividend rights, the size and classifications of the New Starry Board, special meetings, director and officer indemnification, forum selection, and amendments to the Proposed Charter. The affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of New Starry, voting as a single class, will be required to amend or repeal the Proposed Bylaws, although the Proposed Bylaws may be amended by a simple majority vote of the New Starry Board.

Dividend Rights

Each holder of New Starry Class A Common Stock will share ratably (based on the number of shares of Class A Common Stock held) if and when any dividend is declared by the New Starry Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding New Starry Preferred Stock or any class or series of stock having a preference over, or the right to participate with, New Starry Class A Common Stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

In the event of any liquidation, dissolution or winding up of New Starry, whether voluntary or involuntary, each holder of New Starry Class A Common Stock then outstanding will participate pro rata in the funds and assets of New Starry that may be legally distributed to New Starry stockholders, subject to the designations, preferences, limitations, restrictions and relative rights of any class or series of New Starry Preferred Stock then outstanding.

Other Matters

No shares of New Starry Class A Common Stock will be subject to redemption or have preemptive rights to purchase additional shares of New Starry Class A Common Stock. Holders of shares of New Starry Class A Common Stock do not have subscription, redemption or conversion rights. Upon the consummation of the business combination, all the outstanding shares of New Starry Class A Common Stock will be validly issued, fully paid and non-assessable.

New Starry Class X Common Stock

Voting Rights

Prior to the Sunset Date, holders of New Starry Class X Common Stock will be entitled to cast 20 votes per share of New Starry Class X Common Stock. On the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock, and from and after the Sunset Date, holders thereof will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote. Generally, holders of all classes of New Starry Common Stock vote together as a single class, and an action is approved by New Starry stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Holders of the New Starry Class X Common Stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Each holder of New Starry Class X Common Stock will share ratably (based on the number of shares of New Starry Class X Common Stock held) if and when any dividend is declared by the New Starry Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding New Starry Preferred Stock or any class or series of stock having a preference over, or the right to participate with, New Starry Class X Common Stock with respect to the payment of dividends.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of New Starry, whether voluntary or involuntary, each holder of New Starry Class X Common Stock then outstanding will participate pro rata in the funds and assets of

New Starry that may be legally distributed to New Starry stockholders, subject to the designations, preferences, limitations, restrictions and relative rights of any class or series of New Starry Preferred Stock of New Starry then outstanding.

Transfers

Pursuant to the Proposed Charter, shares of New Starry Class X Common Stock are fully transferable to any transferee; provided, however, that such shares of New Starry Class X Common Stock will automatically convert into shares of New Starry Class A Common Stock upon certain transfers of such shares, subject to certain exceptions set forth in the Proposed Charter, and upon the Sunset Date.

Other Matters

No shares of New Starry Class X Common Stock will be subject to redemption or have preemptive rights to purchase additional shares of New Starry Class B Common Stock. Each share of New Starry Class B Common Stock is convertible into one share of New Starry Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of New Starry. Each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock (a) upon certain transfers of such shares, subject to exceptions set forth in the Proposed Charter or (b) on the Sunset Date. Upon the consummation of the Business Combination, all outstanding shares of New Starry Class X Common Stock will be validly issued, fully paid and non-assessable.

New Starry Preferred Stock

The Proposed Charter will provide that the New Starry Board has the authority, without action by the stockholders, to designate and issue shares of New Starry Preferred Stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of New Starry Preferred Stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the New Starry Common Stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.

The purpose of authorizing the New Starry Board to issue New Starry Preferred Stock and determine the rights and preferences of any classes or series of New Starry Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of New Starry Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock of New Starry. Additionally, the issuance of New Starry Preferred Stock may adversely affect the holders of New Starry Class A Common Stock by restricting dividends on the New Starry Class A Common Stock, diluting the voting power of New Starry Class A Common Stock or subordinating the dividend or liquidation rights of New Starry Class A Common Stock. As a result of these or other factors, the issuance of New Starry Preferred Stock could have an adverse impact on the market price of New Starry Class A Common Stock.

Warrants

Public Warrants

Pursuant to the Warrant Assumption Agreement to be entered into by and among FirstMark, New Starry and the Warrant Agent, FirstMark will assign to New Starry all of FirstMark’s right, title and interest in and to the existing Warrant Agreement and New Starry will assume, and agree to pay, perform, satisfy and discharge in full, all of FirstMark’s liabilities and obligations under the existing Warrant Agreement arising from and after the

SPAC Merger Effective Time. From and after the SPAC Merger Effective Time, each whole warrant will entitle the registered holder to purchase a number of shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination, except as described below. Pursuant to the Warrant Agreement (as amended by the Warrant Assumption Agreement), only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any New Starry Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of New Starry Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New Starry Class A Common Stock underlying such unit.

We are not registering the shares of New Starry Class A Common Stock issuable upon exercise of the warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the New Starry Class A Common Stock issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement (as amended by the Warrant Assumption Agreement). Notwithstanding the above, if our shares of New Starry Class A Common Stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New Starry Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New Starry Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of New Starry Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $18.00

Once the warrants become exercisable, we may redeem the warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•

if, and only if, the last reported sale price of our New Starry Class A Common Stock for any 20-trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants — Anti-dilution Adjustments”).

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Starry Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Starry Class A Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Starry Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our New Starry Class A Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants — Anti-dilution Adjustments”); and

•

if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants — Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New Starry Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of New Starry Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of New Starry Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of New Starry Class A Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Starry Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of New Starry Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New Starry Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New Starry Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New Starry Class A Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of New Starry Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New Starry Class A Common Stock.

This redemption feature differs from the typical warrant redemption features, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the applicable common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New Starry Class A Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of New Starry Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the New Starry Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of New Starry Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Starry Class A Common Stock than they would have received if they had chosen to exercise their warrants for shares of New Starry Class A Common Stock if and when such shares of New Starry Class A Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of New Starry Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of New Starry Class A Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Starry Class A Common Stock pursuant to the Warrant Agreement (as amended by the Warrant Assumption Agreement), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New Starry Class A Common Stock, New Starry will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Starry Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding shares of New Starry Class A Common Stock is increased by a stock dividend payable in shares of New Starry Class A Common Stock, or by a split-up of shares of New Starry Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Starry Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding shares of New Starry Class A Common Stock. A rights offering made to all or substantially all holders of New Starry Class A Common Stock entitling holders to purchase shares of New Starry Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New Starry Class A Common Stock equal to the product of (1) the number of shares of New Starry Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Starry Class A Common Stock) and (2) one minus the quotient of (x) the price per share of New Starry Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of New Starry Class A Common Stock, in determining the price payable for New Starry Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of New Starry Class A Common Stock during the 10-trading day period ending on the trading day prior to the first date on which the shares of New Starry Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay to all or substantially all of the holders of New Starry Class A Common Stock a dividend or make a distribution in cash, securities or other assets to the holders of New Starry Class A Common Stock on account of such shares of New Starry Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the New Starry Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (c) to satisfy the redemption rights of the holders of New Starry Class A Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation with respect to any provision relating to stockholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each shares of New Starry Class A Common Stock in respect of such event.

If the number of issued and outstanding shares of New Starry Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Starry Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Starry Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of New Starry Class A Common Stock.

Whenever the number of shares of New Starry Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Starry Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Starry Class A Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of New Starry Class A Common Stock or equity-linked securities for capital raising purposes in connection with the Business Combination at an issue price or effective issue price of less than $9.20 per share of New Starry Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the New Starry Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any FirstMark Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of New Starry Class A Common Stock during the 20-trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger prices described above under “— Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $18.00” and “— Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding shares of New Starry Class A Common Stock (other than those described above or that solely affects the par value of such shares of New Starry Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of New Starry Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our New Starry Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of New Starry Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of New Starry Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement (as amended by the Warrant Assumption Agreement). Additionally, if less than 70% of the consideration receivable by the holders of New Starry Class A Common Stock in such a transaction is payable in the form of New Starry Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.

The warrants will be issued in registered form under a Warrant Agreement (as amended by the Warrant Assumption Agreement) between Continental Stock Transfer & Trust Company, as Warrant Agent, and us. The Warrant Agreement (as amended by the Warrant Assumption Agreement) provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement (as amended by the Warrant Assumption Agreement) to the description of the terms of the warrants and the Warrant Agreement (as amended by the Warrant Assumption Agreement) set forth in this proxy statement/prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement (as amended by the Warrant Assumption Agreement) as the parties to the Warrant Agreement (as amended by the Warrant Assumption Agreement) may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement (as amended by the Warrant Assumption Agreement) with respect to the private placement warrants, at least 65% of the then outstanding private placement warrants. You should review a copy of the Warrant Agreement, as well as a copy of the Warrant Assumption Agreement, each of which will be filed as an exhibit to this proxy statement/prospectus, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their warrants and receive shares of New Starry Class A Common Stock. After the issuance of shares of New Starry Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Private Placement Warrants

The private placement warrants (including the shares of New Starry Class A Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions to our directors and officers and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us (except as described under “— Warrants — Public Warrants — Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

Except as described under “— Warrants — Public Warrants — Redemption of warrants when the price per share of New Starry Class A Common Stock equals or exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Starry Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Starry Class A Common Stock underlying the FirstMark Warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the New Starry Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent. We have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Stockholders who could exercise their warrants and sell the shares of New Starry Class A Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may loan us funds as may be required, although they are under no obligation to advance funds or invest in us. Up to $1,500,000 of such loans may be convertible into New Starry Warrants at a price of $1.50 per warrant at the option of the lender. Such FirstMark Warrants would be identical to the private placement warrants.

Exclusive Forum

The Proposed Charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees of ours or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, the Proposed Bylaws or the Proposed Charter (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

The Proposed Charter provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. The Proposed Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our stockholders.

Certain Anti-Takeover Provisions of Delaware Law and the Proposed Organizational Documents

New Starry will opt out of Section 203 of the DGCL under the Proposed Organizational Documents, but the Proposed Organizational Documents will have protections similar to those afforded by Section 203 of the DGCL, which will prohibit New Starry from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock of New Starry (the “acquisition”), except if:

•	the Starry Board approved the acquisition prior to its consummation;

•	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•	the business combination is approved by the New Starry Board, and by a two-thirds vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Starry’s voting stock.

Under certain circumstances, these anti-takeover provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Starry for a three-year period. This may encourage companies interested in acquiring New Starry to negotiate in advance with the New Starry Board because the stockholder approval requirement would be avoided if the New Starry Board approves the acquisition that results in the stockholder becoming an interested stockholder.

This may also have the effect of preventing changes in the New Starry Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Written Consent by Stockholders

Under the Proposed Organizational Documents, subject to the rights of any series of New Starry Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of New Starry (a) may be effected by a consent in writing by such stockholders until the Sunset Date and (b) following the Sunset Date, must be effected at a duly called annual or special meeting of stockholders of New Starry and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under the Proposed Organizational Documents, special meetings of stockholders of New Starry may be called only by the New Starry Board, the chairperson of the New Starry Board or the chief executive officer of New Starry, or, until the Sunset Date, the secretary of New Starry upon a written request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of capital stock of New Starry, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Proposed Bylaws, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of New Starry shall be given in the manner and to the extent provided in the Proposed Bylaws.

Transfer Agent and Warrant Agent

The transfer agent for the FirstMark Common Stock (and, after the consummation of the Business Combination, the New Starry Common Stock) and the warrant agent for the FirstMark Warrants (and, after the consummation of the Business Combination, the New Starry Warrants) is Continental Stock Transfer & Trust Company.

Listing of New Starry Class A Common Stock and New Starry Warrants

The parties anticipate that, following the Business Combination, the New Starry Class A Common Stock and New Starry Warrants will be listed on the NYSE or Nasdaq, as applicable, under the symbols “            “ and “            ,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New Starry Common Stock or restricted New Starry Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of New Starry’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) New Starry is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New Starry Common Stock or restricted New Starry Warrants for at least six months but who are our affiliates of New Starry at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of New Starry Common Stock or New Starry Warrants then outstanding, as applicable; or

•

the average weekly reported trading volume of New Starry Common Stock or New Starry Warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by New Starry’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Starry.

Registration Rights

See “The Merger Agreement — Related Agreements — Registration Rights Agreement.”

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS

FirstMark is incorporated under the laws of the State of Delaware, and the rights of FirstMark stockholders are governed by the laws of the State of Delaware, including the DGCL, and the FirstMark Existing Organizational Documents. As a result of the Business Combination, FirstMark stockholders who receive shares of common stock of the New Starry will become New Starry stockholders. New Starry is incorporated under the laws of the State of Delaware and the rights of New Starry stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of FirstMark stockholders who become New Starry stockholders will continue to be governed by Delaware law but will no longer be governed by the FirstMark Certificate of Incorporation and the FirstMark Bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of FirstMark stockholders under the FirstMark Certificate of Incorporation and FirstMark Bylaws (left column), and the rights of New Starry stockholders under the Proposed Charter and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Proposed Charter and Proposed Bylaws, which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively, the full text of the FirstMark Certificate of Incorporation and Bylaws, and the relevant provisions of the DGCL.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
Corporate Name	The FirstMark Existing Organizational Documents provide the name of the company is FirstMark Horizon Acquisition Corp.	The Proposed Organizational Documents provide that the name of the company will be Starry Holdings, Inc.

Purpose	The FirstMark Certificate of Incorporation provides that the purpose of FirstMark shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon FirstMark by law and those incidental thereto, FirstMark shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of FirstMark, including, but not limited to, a business combination (as defined in the FirstMark Certificate of Incorporation).	The Proposed Organizational Documents provide that the purpose of the company shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares	The FirstMark Certificate of Incorporation authorizes the issuance of up to 500,000,000 shares of FirstMark Class A Common Stock, 20,000,000 shares of FirstMark Class B Common Stock, and 5,000,000 shares of FirstMark preferred stock, par value $0.0001 per share.	The Proposed Charter authorizes the issuance of 860,000,000 shares of capital stock, consisting of: (i) 800,000,000 shares of New Starry Class A Common Stock; (ii) 50,000,000 shares of New Starry Class X common stock; and (iii) 10,000,000 shares of New Starry Preferred Stock.

Voting Power	The FirstMark Existing Organizational Documents provide that the FirstMark stockholders are entitled to one vote for each share of common stock of which he or she is the holder for each matter properly submitted to the stockholders entitled to vote thereon; provided that under the FirstMark Existing Organizational Documents, only the holders of FirstMark Class B Common Stock are entitled to vote on the election of directors.

The Proposed Organizational Documents provide that holders of New Starry Class A Common Stock will be entitled to cast one vote per share, and, until the Sunset Date, holders of New Starry Class X Common Stock will be entitled to cast 20 votes per share, on each matter properly submitted to the stockholders entitled to vote. On the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock, and from and after the Sunset Date, holders thereof will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote.

Holders of New Starry Common Stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the rights, power, prefers or other terms of one or more outstanding series of New Starry Preferred Stock or other class of New Starry Common Stock if the holder of such affected series of New Starry Preferred or New Starry Common Stock, as applicable, are entitled exclusively to vote thereon. Holders of New Starry Common Stock will vote together as a single class on all matters unless otherwise required in the Proposed Charter or DGCL.

Director Removal	The FirstMark Certificate of Incorporation provides that any director may be removed from office (a) if prior to the consummation of an initial business combination, by a vote of the holders of the FirstMark	The Proposed Organizational Documents provide that, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors (i) until the Sunset Date, the New Starry Board or

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
	Class B Common Stock only and (b) if following the consummation of an initial business combination, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of FirstMark then entitled to vote generally in the election of directors, voting together as a single class.	any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the company entitled to vote at an election of directors; provided that, upon the effectiveness of the Proposed Charter, the director designated by FirstMark may be removed by such affirmative vote only for cause, and (ii) following the Sunset Date, the New Starry Board or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the company entitled to vote at an election of directors.

Corporate Opportunity Doctrine	The FirstMark Certificate of Incorporation limits the application of the doctrine of corporate opportunity under certain circumstances.	The Proposed Charter excludes certain transactions from being “corporate opportunities” and further provides that each Identified Person is not subject to the doctrine of corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries.

DGCL 203 Opt Out and Replacement	The FirstMark Certificate of Incorporation provides that if FirstMark does not consummate an initial business combination within 24 months from the closing of the IPO, FirstMark will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate the Trust Account.	Under the Proposed Charter, New Starry would not be governed by Section 203 of the DGCL and, instead, the Proposed Charter would include a provision that is substantially similar to Section 203 of the DGCL, but excludes certain parties’ from the definition of “interested stockholder,” and will make certain related changes; however, New Starry’s election to opt out of Section 203 of the DGCL would take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period immediately following the filing of

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
the Proposed Charter, the Section 203 restrictions on business combinations would continue to apply.

Action by Stockholders	The FirstMark Certificate of Incorporation provides that no action shall be taken by the stockholders except at a duly called annual or special meeting of stockholders, and no action shall be taken by the stockholders by written consent other than with respect to FirstMark Class B Common Stock.	The Proposed Organizational Documents provide that until the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry may be effected at a duly called annual or special meeting of stockholders or, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, by written consent. Following the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry must be effected at an annual or special meeting of the stockholders of New Starry, and shall not be taken by written consent in lieu of a meeting.

Bylaws Amendment	The FirstMark Certificate of Incorporation provides that any amendment to the FirstMark Bylaws requires the affirmative vote of either a majority of the FirstMark Board or a majority of the voting power of all outstanding shares of FirstMark’s capital stock entitled to vote generally in the election of directors, voting together as a single class; provided that no bylaws adopted by FirstMark’s stockholders shall invalidate any prior act of the FirstMark Board that would have been valid if such bylaws had not been adopted.	The Proposed Bylaws provide that amendments to the Proposed Bylaws will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock entitled to vote thereon in addition to any vote otherwise required by the Proposed Charter or the Proposed Bylaws.

Charter Amendment	Prior to a business combination (as defined in the FirstMark Certificate of Incorporation), the FirstMark Certificate of Incorporation provides that any amendment to the business combination provisions of the FirstMark Certificate of Incorporation will require the approval of the holders of at least 65% of all outstanding shares of FirstMark Common Stock.	The Proposed Charter provides that Articles V-XIII may not be amended without the affirmative vote of at least two-thirds of the total voting power of all the then outstanding shares of stock of the company entitled to vote thereon, voting as a single class. Any amendment that increases the voting power of New Starry Class X Common Stock or alters Article V, Section A.7 in a way that adversely affects holders of New Starry Class A Common Stock shall not be approved

	FirstMark Existing Organizational Documents	Proposed Organizational Documents
without the affirmative vote of the holders of at least a majority of the total voting power then outstanding of New Starry Class A Common Stock, voting as a class.

Provisions Related to Status as a Blank Check Company	The FirstMark Certificate of Incorporation prohibits FirstMark from entering into an initial business combination (as defined in the FirstMark Certificate of Incorporation) with solely another blank check company or similar company with nominal operations.	The Proposed Organizational Documents do not include such provisions related to FirstMark’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as FirstMark will cease to be a blank check company at such time.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth (i) the actual beneficial ownership of FirstMark Common Stock prior to the consummation of the Business Combination and (b) the expected beneficial ownership of New Starry Common Stock immediately following the consummation of the Business Combination, assuming that no shares of FirstMark Class A Common Stock are redeemed, and alternatively the maximum redemption scenario, which assumes that              shares of FirstMark Class A Common Stock are redeemed as further described in the subsection entitled “Unaudited Pro Forma Condensed Combined Financial Information — Description of the Minimum and Maximum Allowable Redemption Scenarios,” in each case, by:

•	each person who is known as of the date hereof to be the beneficial owner of more than 5% of the outstanding shares of FirstMark Common Stock FirstMark’s voting shares;

•	each of FirstMark’s current officers and directors;

•

each person who is expected to be, following the Business Combination, the PIPE Investment and the Series Z Investment, a beneficial owner of more than 5% of the outstanding shares of New Starry Class A Common Stock;

•	each person who will become an executive officer or director of New Starry following the Business Combination; and

•	all executive officers and directors of New Starry following the Business Combination, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of FirstMark Common Stock prior to consummation of the Business Combination is based on 41,400,000 shares of FirstMark Class A Common Stock and 10,350,000 shares of FirstMark Class B Common Stock issued and outstanding in the aggregate as of                     , 2022.

The expected beneficial ownership of shares of New Starry Common Stock immediately following the consummation of the Business Combination, assuming no shares of FirstMark Class A Common Stock are redeemed, (a) assumes (i) that none of the Initial Stockholders or the Historical Rollover Stockholders purchase shares of FirstMark Common Stock in the open market, (ii) an Acquisition Merger Closing Date of                 , 2022, (iii) that are no other issuances of equity interests of FirstMark and (iv) that there are no exercises of Starry Options or Starry Warrants and (b) does not take into account (i) New Starry Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares.

The expected beneficial ownership of shares of New Starry Common Stock immediately following the consummation of the Business Combination, assuming the maximum redemptions scenario where              shares of FirstMark Class A Common Stock have been redeemed, (a) assumes (i) that none of the Initial Stockholders or the Historical Rollover Stockholders purchase shares of FirstMark Common Stock in the open market, (ii) an Acquisition Merger Closing Date of                 , 2022, (iii) that are no other issuances of equity interests of FirstMark and (iv) that there are no exercises of Starry Options or Starry Warrants and (b) does not take into account (i) New Starry Warrants that will remain outstanding following the consummation of the Business Combination and may be exercised at a later date or (ii) the Earnout Shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting common stock beneficially owned by them.

Shares of New Starry Common Stock that may be acquired by an individual or group within 60 days of                 , 2022, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Unless otherwise indicated, FirstMark and Starry believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. Unless otherwise noted, the business address of each of those listed in the table below prior to the consummation of the Business Combination is c/o FirstMark Horizon Acquisition Corp., 100 5th Ave, 3rd Floor, New York, New York 10011 and following the consummation of the Business Combination is c/o Starry, Inc., 38 Chauncy Street, Suite 200, Boston, MA 02111.

			After the Business Combination (New Starry)
	Prior to the Business Combination (FirstMark)		Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
Name and Address of Beneficial Owners	Number of shares of Common Stock	%	Number of shares of Common Stock	%	Number of shares of Common Stock	%
Five Percent Holders of FirstMark
FirstMark Horizon Sponsor LLC(1)(2)	10,230,000	19.7
Millenium Management LLC(3)	3,223,542	7.8
Glazer Capital, LLC(4)	2,464,083	6.0
Directors and Executive Officers of FirstMark
Richard Heitzmann(2)	10,230,000	19.7
Amish Jani(2)	10,230,000	19.7
Eric D. Cheung	—	—
Daniel Gaisin	—	—
Luis Ubiñas(5)	30,000	*
Frederick Ball(5)	30,000	*
Jason Robins(5)	30,000	*
All Directors and Executive Officers of FirstMark as a Group (7 Individuals)	10,320,000	19.9
Five Percent Holders of Starry:
	—	—
	—	—
	—	—
	—	—
	—	—
	—	—
Directors and Executive Officers of New Starry After Consummation of the Business Combination
Chaitanya Kanojia	—	—
Komal Misra	—	—
Joseph Lipowski	—	—
Alex Moulle-Bertreux	—	—
Virginia Lam Abrams	—	—
William Lundregan	—	—
Jeremy MacKechnie	—	—
Brian Regan	—	—
James Chiddix	—	—
Amish Jani(2)	10,230,000	19.7

All Directors and Executive Officers of New Starry as a Group ( Individuals)( )	—	—

*	Less than one percent.

(1)

Interests shown consist solely of FirstMark Founder Shares, classified as shares of FirstMark Class B Common Stock. Each such FirstMark Founder Share will convert into shares of FirstMark Class A Common Stock equal to an exchange ratio as set forth in the Sponsor Support Agreement immediately prior to the SPAC Merger Effective Time. At the SPAC Merger Effective Time, each share of FirstMark Class A Common Stock will convert into shares of New Starry Class A Common Stock equal to the Class A Exchange Ratio.

(2)

The Sponsor is the record holder of the shares of FirstMark Class B Common Stock reported herein. The managers of the Sponsor, Messrs. Heitzmann and Jani, by virtue of their shared control over the Sponsor, may be deemed to beneficially own shares held by the Sponsor.

(3)

According to a Schedule 13G/A filed with the SEC on January 20, 2021, each of Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander may be deemed to have shared voting and dispositive power with regard to 3,223,542 shares of FirstMark Class A Common Stock. The business address of each is 666 Fifth Avenue, New York, New York 10103.

(4)

According to a Schedule 13G filed with the SEC on February 16, 2021, each of Glazer Capital, LLC and Paul J. Glazer may be deemed to have shared voting and dispositive power with regard to 2,464,083 shares of FirstMark Class A Common Stock. The business address for each is 250 West 55th Street, Suite 30A, New York, New York 10019.

(5)	Does not include any shares indirectly owned by this individual as a result of his ownership interest in the Sponsor.

EXECUTIVE COMPENSATION

FirstMark Executive Officer and Director Compensation

The following disclosure concerns the compensation of FirstMark’s executive officers and directors for the fiscal year ended December 31, 2020 (i.e., pre-business combination).

None of FirstMark’s executive officers or directors have received any cash compensation for services rendered to FirstMark. Since the consummation of FirstMark’s IPO and until the earlier of the consummation of the initial business combination and FirstMark’s liquidation, FirstMark will reimburse FirstMark Capital for office space and secretarial and administrative services provided to FirstMark, in an amount not to exceed $10,000 per month. In addition, the Sponsor, executive officers and directors and their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities conducted on FirstMark’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. FirstMark’s audit committee reviews all payments that FirstMark makes to the Sponsor, executive officers and directors and their respective affiliates on a quarterly basis. Any such payments prior to an initial business combination are made using funds held outside of the Trust Account. Other than quarterly audit committee review of such reimbursements, FirstMark does not have any additional controls in place for governing reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred on behalf of FirstMark and in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by FirstMark to the Sponsor, executive officers and directors or any of their respective affiliates, prior to completion of the initial business combination.

After the completion of the Business Combination, directors or officers of FirstMark who remain with New Starry may be paid consulting or management fees from New Starry. FirstMark has not established any limit on the amount of such fees that may be paid by the combined company to FirstMark’s directors or officers. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to FirstMark’s officers and directors will be determined, or recommended to the New Starry Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New Starry Board.

FirstMark does not intend to take any action to ensure that members of its management team maintain their positions with the combined company after the consummation of an initial business combination, although it is possible that some or all of FirstMark’s officers and directors may negotiate employment or consulting arrangements to remain with the combined company after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the combined company may influence the motivation of FirstMark’s management in identifying or selecting a target business but FirstMark does not believe that the ability of its management to remain with the combined company after the consummation of an initial business combination will be a determining factor in FirstMark’s decision to proceed with any potential business combination. FirstMark is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

For more information about the interests of the Sponsor and FirstMark’s directors and officers in the Business Combination, see the section entitled, “The Business Combination Proposals–Interests of FirstMark Directors and Officers in the Business Combination.”

Starry Executive Officer and Director Compensation

All share counts in this section are shown on a pre-Business Combination basis. In addition, this section provides compensation information pursuant to the scaled SEC disclosure rules applicable to “emerging growth companies.”

This section discusses the material components of the executive compensation program for Starry executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, the “named executive officers” and their positions with Starry were as follows:

•	Chaitanya Kanojia, President and Chief Executive Officer;

•	Alex Moulle-Berteaux, Executive Vice President and Chief Operating Officer;

•	Joseph Lipowski, Executive Vice President and Chief Technology Officer; and

•	Gregg Bien, former Senior Vice President and Chief Financial Officer

Mr. Bien stepped down from his position as Chief Financial Officer on September 21, 2020. Following the Acquisition Merger Closing, the named executive officers of Starry (other than Mr. Bien) will continue in their current positions at New Starry.

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Starry, Inc. and its subsidiaries prior to the consummation of the Business Combination and to Starry Holdings, Inc. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the business combination may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The table below shows compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)	All Other Compensation ($)		Total ($)
Chaitanya Kanojia	2020	311,538		50,000	—		361,538
President and Chief Executive Officer

Alex Moulle-Berteaux	2020	311,538		99,573	—		411,111
Executive Vice President and Chief Operating Officer

Joseph Lipowski	2020	309,615		50,000	—		359,615
Executive Vice President and Chief Technology Officer

Gregg Bien	2020	231,923	(1)	62,337	81,255	(2)	375,515
Former Senior Vice President and Chief Financial Officer

(1)	Mr. Bien’s salary represents the amount earned during the portion of the fiscal year during which he was employed.
(2)	Amount listed represents payment to Mr. Bien of severance upon the termination of his employment with Starry, as described below in “— Gregg Bien Separation Agreement”.

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

2020 Bonuses

For 2020, the cash bonuses for our named executive officers were determined by our board of directors on a discretionary basis based on the board’s assessment of the Company’s overall performance and the individual executive’s contributions. The named executive officers other than Mr. Moulle-Bertreaux received an annual bonus, paid in cash. For Mr. Moulle-Bertreaux, the 2020 bonus amount was also discretionary but the board paid the bonus quarterly after reviewing the number of net subscribers as a percentage of a target for each quarter, which served as a reference point for the board in determining the discretionary amount to pay. The actual bonuses paid to each named executive officer for 2020 are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Mr. Moulle-Berteaux currently holds stock options, which were granted pursuant to the Starry Stock Plan, which is summarized below. None of our named executive officers received any equity grants in 2020.

We intend to adopt the Starry Holdings, Inc. 2022 Incentive Award Plan, referred to below as the Equity Incentive Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the Equity Incentive Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the Equity Incentive Plan, please see the section entitled “Equity Incentive Plan” below.

Outstanding Equity Awards at 2020 Fiscal Year-End

The figures in the table below show outstanding equity awards as of December 31, 2020, all of which were granted under the Starry Stock Plan. The number of shares subject to the awards, and the exercise prices for the options, reflect the actual shares and exercise prices as of December 31, 2020. As described in the section entitled “The Merger Agreement — Treatment of Starry Equity Awards” , the number of shares subject to Starry Options and Starry RSU Awards that are outstanding at the Acquisition Merger Effective Time, and the exercise price of such Starry Options, will be adjusted to reflect the Business Combination.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alex Moulle-Berteaux	07/31/2015	360,000	(1)	—	0.077	07/30/2025
	10/23/2018	1,925,761	(1)	641,921	0.32	10/23/2028

(1)

The options are subject to a four-year vesting schedule, with 25% of the shares subject to each stock option vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly installments thereafter, subject to continued employment through each vesting date. The stock options granted to our named executive officers may be subject to accelerated vesting in the event of a Sale Event (as defined in the Starry Stock Plan) of the Company.

Executive Compensation Arrangements — Existing Agreements

We have entered into offer letters with each of our named executive officers.

Chaitanya Kanojia

On June 10, 2015, we entered into an offer letter with Mr. Kanojia, providing for his position as Chief Executive Officer (the “Kanojia Offer Letter”). Mr. Kanojia’s employment with the Company is at-will and either party may terminate the Kanojia Offer Letter without notice. The Kanojia Offer Letter provides that Mr. Kanojia is entitled to a base salary of $300,000 per year. Mr. Kanojia has the opportunity to earn an annual bonus, determined in the sole discretion of our board of directors. Mr. Kanojia is also entitled to participate in our health and welfare plans.

Joseph Lipowski

On February 24, 2015, we entered into an offer letter with Mr. Lipowski, providing for his position as Chief Technology Officer (the “Lipowski Offer Letter”). Mr. Lipowski’s employment with the Company is at-will and either party may terminate the Lipowski Offer Letter without notice. The Lipowski Offer Letter provides that Mr. Lipowski is entitled to a base salary of $170,000 per year. Mr. Lipowski is also entitled to participate in our health and welfare plans.

Alex Moulle-Berteaux

On February 24, 2015, we entered into an offer letter with Mr. Moulle-Berteaux, providing for his position as Head of Products and Marketing (the “Moulle-Berteaux Offer Letter”). Mr. Moulle-Berteaux’s employment with the Company is at-will and either party may terminate the Moulle-Berteaux Offer Letter without notice. The Moulle-Berteaux Offer Letter provides that Mr. Moulle-Berteaux is entitled to a base salary of $250,000 per year. Mr. Moulle-Berteaux has the opportunity to earn an annual bonus up to $50,000, determined in our sole discretion. Mr. Moulle-Berteaux is also entitled to participate in our health and welfare plans.

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We have not provided a match under our 401(k) plan.

Termination and Change in Control Arrangements

The only rights our named executives have in connection with a termination or change in control arrangements relate to the acceleration of stock options as set forth in the “— Outstanding Equity Awards at 2020 Fiscal Year End”.

Gregg Bien Separation Agreement

In connection with his termination on September 21, 2020, we entered into a separation agreement with Mr. Bien. Pursuant to this separation agreement, Mr. Bien’s employment was terminated, effective September 21, 2020. Mr. Bien executed a release of claims in connection with his termination and received the following severance benefits: (i) a lump sum payment in the amount of $75,000 and (ii) company-subsidized COBRA premiums for up to three months.

Equity Compensation Plans

Starry, Inc. Amended and Restated 2014 Stock Option and Grant Plan

We currently maintain the Starry, Inc. Amended and Restated 2014 Stock Option and Grant Plan, referred to below as the Starry Stock Plan. The Starry Stock Plan provides our employees (including the named executive officers), consultants, non-employee directors, and other key persons and those of our any subsidiary the opportunity to participate in the equity appreciation of our business through the receipt of stock options to purchase shares of our common stock, restricted stock and restricted stock units. We believe that such awards encourage a sense of proprietorship and stimulate interest in our development and financial success. The summary of the Starry Stock Plan below is qualified in its entirety by reference to the complete text of the Starry Stock Plan.

The Starry Stock Plan will no longer be available for use for the grant of future awards following the Business Combination, but will continue to govern the terms of awards that were granted before the Business Combination that remain outstanding.

Eligibility and Administration

Our employees, directors, consultants and other key persons are eligible to receive awards under the Starry Stock Plan. The Starry Stock Plan provides that it will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of its directors (referred to collectively as the “administrator”), subject to the limitations imposed under the Starry Stock Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The Starry Stock Plan has been administered by our board of directors.

The administrator has the authority to, among other things, make fair market value determinations; approve forms of award agreement used under the Starry Stock Plan; grant awards and set the terms and conditions of all awards under the Starry Stock Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Starry Stock Plan; determine whether and when awards may be settled in cash; amend and approve addenda to the Starry Stock Plan; and interpret the Starry Stock Plan and award agreements.

Shares Available for Awards

The Starry Stock Plan will not be used for awards granted after the Business Combination. Any shares subject to awards previously granted under the Starry Stock Plan that are forfeited will not be available for further issuance under the Starry Stock Plan.

Awards

The Starry Stock Plan provides for the grant of stock options, including stock options which are intended to qualify as “incentive stock options” under Section 422 of the Code (“ISOs”) and nonqualified stock options (“NSOs”), the right to purchase or receive our common stock, including restricted stock and restricted stock units (“RSUs”). All awards under the Starry Stock Plan are evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting, settlement and payment terms and post-termination exercise limitations.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock are nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

•

RSUs. RSUs are contractual obligations to deliver shares of our common stock or cash in the future, which are subject to vesting and other restrictions. No shares of our common stock are issued at the time the RSU is granted, and holders of RSUs have no voting rights unless and until shares of common stock are delivered in settlement of the RSUs.

Certain Adjustments

The administrator has broad discretion to take action under the Starry Stock Plan, as well as make appropriate and equitable or proportionate adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock splits, reverse stock splits, stock dividends, combinations, consolidations and reclassifications.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including, without limitation, any dividend or other distribution, reorganization, merger, consolidation, recapitalization, or sale of all or substantially all of our assets, or sale or exchange of common stock or our other securities, a change in control, or issuance of warrants or other rights to purchase common stock or our other securities, or similar corporate transaction or event, or change in any applicable laws or accounting principles, all options, restricted stock and restricted stock units will terminate unless a provision is made in connection with such transaction that provides for the assumption, substitution or continuation of such stock option, restricted stock or restricted stock unit, respectively, with an equitable or proportionate adjustment as to the number and kind of shares, and, if appropriate, the per share exercise price. In the event the stock options under the Starry Stock Plan are terminated in connection with the transaction, each holder of stock options shall be permitted to exercise such stock options prior to the consummation of the transaction and shares of restricted stock will be repurchased at a price equal to the lower of the original price per share and the fair market value of such share. The administrator may also provide that the holders of stock options, restricted stock or restricted stock units will receive a cash payment in exchange for their respective award.

Plan Amendment and Termination

The Starry Board may amend or terminate the Starry Stock Plan at any time; however, no amendment may adversely affect the rights of any participant under an outstanding Starry Stock Plan award without the consent of the affected participant. No awards may be granted under the Starry Stock Plan after its termination.

Foreign Participants, Transferability, and Tax Withholding

The administrator may modify award terms, establish addenda and/or adjust other terms and conditions of awards, subject to the limits imposed under the Starry Stock Plan in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. Awards under the Starry Stock Plan are generally non-transferrable, except by will or the laws of descent and distribution and only the recipient of an option right may exercise such an award during his or her lifetime. Notwithstanding the foregoing, a NSO may be transferred to members of his or her immediate family, to a trust for the benefit of such family members, or to partnerships in which such family members are the only partners. With regard to tax withholding obligations arising in connection with awards under the Starry Stock Plan, the administrator may, in its discretion, permit participants to satisfy all or part of his or her tax withholding obligation by surrendering shares to be issued pursuant to any award, the number of shares with an aggregate fair market value that would satisfy the withholding obligation.

Awards Granted Under the Starry Stock Plan

We have granted ISOs, NSOs, and RSUs under the Starry Stock Plan. As of September 30, 2021, there were 45,739,121 shares subject to options and 4,449,250 RSUs outstanding under the Starry Stock Plan. The treatment of unvested stock options granted pursuant to the Starry Stock Plan is described above in the section entitled “The Merger Agreement — Treatment of Starry Equity Awards”.

Equity Incentive Plan

In connection with the Business Combination, we intend to adopt the Equity Incentive Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to directors, employees (including our named executive officers) and consultants in order to attract, motivate and retain the talent for which we compete. The material terms of the new equity incentive plan are set forth in the Equity Incentive Plan Proposal.

ESPP

In connection with the Business Combination, we intend to adopt the ESPP, subject to approval by our stockholders, under which employees (including our named executive officers) may purchase New Starry Common Stock through payroll deductions of up to 20% of their eligible compensation. The material terms of the new employee stock purchase plan are set forth in the ESPP Proposal.

Post-Business Combination Executive Compensation

Following the consummation of the Business Combination, New Starry intends to develop an executive compensation program that is designed to align compensation with New Starry’s business objectives and the creation of shareholder value, while enabling New Starry to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Starry. Decisions regarding the executive compensation program will be made by the New Starry’s compensation committee. In addition, prior to the consummation of the Business Combination, Starry may, subject to the approval of the Starry Board, enter into employment agreements with its named executive officers and certain other of its executive officers, which may provide for certain severance benefits upon termination, including in connection with a change in control.

Director Compensation

None of our directors for our fiscal year ended December 31, 2020 or any prior fiscal years have received any compensation for their services as a director. We are evaluating our compensation program for non-employee directors and we intend to adopt a non-employee compensation program consistent with market practices to the extent appropriate. The compensation of Chaitanya Kanojia as named executive officer is set forth above under “Executive Compensation — 2020 Summary Compensation Table.”

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors Following the Business Combination

Set forth below are the names, ages and positions of each of the individuals who will serve as directors and officers of New Starry upon consummation of the Business Combination.

Name	Age	Title
Executive Officers
Chaitanya Kanojia	51	Chief Executive Officer and Director Nominee
Komal Misra	54	Executive Vice President and Chief Financial Officer
Joseph Lipowski	63	Executive Vice President and Chief Technology Officer
Alex Moulle-Berteaux	50	Executive Vice President and Chief Operating Officer
Virginia Lam Abrams	43	Executive Vice President, Government Affairs and Strategic Advancement
William Lundregan	51	Executive Vice President, Chief Legal Officer and Secretary
Jeremy MacKechnie	35	Executive Vice President, Head of People and Customer Experience
Brian Regan	38	Executive Vice President, Strategy and Chief of Staff

Non-Employee Directors
James Chiddix	76	Director Nominee
Amish Jani	43	Director Nominee

(1)	Member of the audit committee, effective upon the completion of the Business Combination.
(2)	Member of the nominating and corporate governance committee, effective upon the completion of the Business Combination.
(3)	Member of the compensation committee, effective upon the completion of the Business Combination.

Executive Officers

Chaitanya Kanojia. Chaitanya Kanojia co-founded Starry and has served as Starry’s President, Chief Executive Officer and as a member of the Starry Board since June 2015. Prior to Starry, Mr. Kanojia founded and served as the Chief Executive Officer of Aereo, Inc., an internet streaming service that allowed subscribers to record and watch live high-definition broadcast television on connected devices via a cloud-based over-the-air antenna and DVR. Mr. Kanojia previously founded and served as Chief Executive Officer of Navic Networks, an addressable advertising and interactive television technology provider to the cable and direct broadcast satellite industry that was acquired by Microsoft Corporation in 2008. Mr. Kanojia holds a M.S. in Computer Systems Engineering from Northeastern University and a bachelor’s degree in Mechanical Engineering from the National Institute of Technology in Bhopal, India. In 2014, Aereo, Inc. filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Mr. Kanojia is qualified to serve as a director of the New Starry Board because of his experience founding Starry, serving as its Chief Executive Officer and serving on the Starry Board.

Komal Misra. Komal Misra has served as Starry’s Chief Financial Officer since March 2021. Prior to Starry, Ms. Misra was Global Head of Corporate Finance at IPsoft, (renamed as Amelia) a privately held Artificial Intelligence company. Prior to IPsoft, Ms. Misra was the Vice President of Corporate Development and Vice President of Finance at Cognizant Technology Solutions Corp., an American multinational technology company that provides business consulting, information technology and outsourcing services. Ms. Misra holds an M.B.A. from The Wharton School at the University of Pennsylvania, a M.S. in Computer Science from Cleveland State University and a bachelor’s degree in Electrical Engineering from the Regional Engineering College in Kurukshetra, India.

Joseph Lipowski. Joseph Lipowski co-founded Starry and has served as Starry’s Chief Technology Officer since March 2015. Prior to Starry, Mr. Lipowski served as the Chief Technology officer for Aereo, Inc., an Internet streaming service that allowed subscribers to record and watch live high-definition broadcast television on connected devices via a cloud-based over-the-air antenna and DVR. Mr. Lipowski previously served as Senior Vice President of Engineering at LoJack Corporation, a manufacturer and distributor of stolen vehicle recovery systems. Prior to LoJack, Mr. Lipowski was Vice President of Research, Base Station Subsystems Group of Andrew Corporation, a manufacturer of hardware for communications networks. Mr. Lipowski holds a M.S. in Electrical Engineering from the University of Michigan and a B.S. in Electrical Engineering from the Massachusetts Institute of Technology. In 2014, Aereo, Inc. filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Alex Moulle-Berteaux. Alex Moulle-Berteaux co-founded Starry and has served as Starry’s Chief Operating Officer since October 2018 and as Chief Marketing Officer from March 2015 to October 2018. Prior to Starry, Mr. Moulle-Berteaux served as Chief Commercial Officer for Aereo, Inc. Mr. Moulle-Berteaux previously served as Global Head of Marketing and Public Relations for Rockstar Games, the leading development and publishing label of publicly traded Take Two Interactive, a maker of video game franchises. Mr. Moulle-Berteaux holds a B.A. in Philosophy from Boston College. In 2014, Aereo, Inc. filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Virginia Lam Abrams. Virginia Lam Abrams is a co-founder of Starry and has served as Senior Vice President Government Affairs and Strategic Advancement since 2020 and as Senior Vice President, Communications and Government Relations from June 2015 to February 2020. Prior to Starry, Ms. Abrams served as Senior Vice President of Communications and Government Relations at Aereo, Inc. Ms. Abrams previously was Senior Vice President of Public Affairs at Rubenstein Communications and served as deputy press secretary and spokesperson for New York City Mayor Michael R. Bloomberg during his second term. Ms. Abrams holds a B.S. in Journalism and Political Science from Northwestern University. Ms. Abrams was Senior Vice President of Communications and Government Relations of Aereo, Inc. In 2014, Aereo, Inc. filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.

William Lundregan. William Lundregan has served as Starry’s General Counsel since July 2016 and as its Corporate Secretary since December 2017. Prior to joining Starry, Mr. Lundregan served as Senior Vice President, General Counsel and Secretary of Esselte Group Holdings, an international manufacturer and distributor of office products. Mr. Lundregan holds a J.D. from Boston College Law School, an M.B.A. from Boston College Carroll School of Management and a B.A. in English from Georgetown University.

Jeremy MacKechnie. Jeremy MacKechnie is the Senior Vice President of People and Customer Experience at Starry. Prior to this role, Mr. MacKechnie was the Vice President of Subscriber Operations from December 2018 to July 2021 and the Director of Customer Care from August 2015 to December 2018. Previously, Mr. MacKechnie was the Director of Customer Care at DramaFever, Inc., an on-demand streaming service for international content, subtitled and made available in North America. The company was acquired by SoftBank in 2014. Mr. MacKechnie also served as the Senior Support Specialist at Aereo, Inc. in 2012. Mr. MacKechnie holds a B.A. in International Political Economy and Spanish Literature with a minor in Business Administration at Fordham University.

Brian Regan. Brian Regan has served as Senior Vice President of Strategy and Chief of Staff since April 2021, and previously served as the Vice President and Senior Director of Legal, Policy, and Strategy from March 2017 to April 2021. Mr. Regan previously served as the Associate Bureau Chief of the Wireless Telecommunications Bureau of the Federal Communications Commission, after holding several other positions at the FCC, including Chief of Staff and Senior Legal and Policy Advisor to the Chief of the Wireless Telecommunications Bureau. Mr. Regan holds a J.D. from the Catholic University Columbus School of Law with a Certificate in Communications Law Studies, and a B.S. in Economics from the University of Delaware.

Non-Employee Directors

Amish Jani. Amish Jani has been a member of the Starry Board since 2014. Mr. Jani is a founder and partner of FirstMark Capital. Prior to founding FirstMark Capital, Mr. Jani served as a partner with Pequot Ventures. Mr. Jani holds both a B.S. and M.B.A. from The Wharton School at the University of Pennsylvania.

Mr. Jani is qualified to serve on the New Starry Board because of his experience on the Starry Board and his extensive experience as an investor, director and officer of a number of technology companies.

James Chiddix. James Chiddix has been a member of the Starry Board since January 2017. Mr. Chiddix was previously Chairman and CEO at OpenTV Corp., a Nasdaq-listed software company from March 2004 to 2008. Previously, Mr. Chiddix was Chief Technology Officer at Time Warner Cable from 1986 to 2001, overseeing R&D, engineering and construction activities.

Mr. Chiddix is qualified to serve on the New Starry Board because of his experience on the Starry Board and his extensive experience as a leader in the broadband industry and with public companies.

Family Relationships

There are no familial relationships among the New Starry directors and executive officers.

Board Composition

If the Proposed Organizational Documents are approved, upon the consummation of the Business Combination, the New Starry Board will comprise six directors and will be divided into three classes with staggered three-year terms. New Starry’s directors will be divided among the three classes as follows:

•	the Class I directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2024.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of New Starry’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation, or removal.

The Proposed Organizational Documents that will be in effect upon the completion of this offering provide that only the New Starry Board can fill vacant directorships, including newly created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Controlled Company Exemption

Upon consummation of the Business Combination, the Starry Founder will beneficially own more than 50% of the combined voting power for the election of directors of New Starry. As a result, New Starry will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and Nasdaq, as applicable, and may elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:

•	that a majority of its board of directors consist of directors who qualify as “independent” as defined under the rules of NYSE or Nasdaq, as applicable;

•	that it has a nominating and corporate governance committee composed entirely of independent directors; and

•	that it has a compensation committee composed entirely of independent directors.

Although New Starry does not intend to do so, immediately following the consummation of the Business Combination, New Starry may elect to utilize one or more of these exemptions for so long as it remains a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that New Starry ceases to be a “controlled company” and its shares continue to be listed on the NYSE or Nasdaq, as applicable, New Starry will be required to comply with these provisions within the applicable transition periods.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

FirstMark Related Person Transactions

Founder Shares

On August 18, 2020, the Sponsor purchased 8,625,000 shares of FirstMark’s Class B common stock, par value $0.0001 per share, for an aggregate price of $25,000. FirstMark transferred an aggregate of 120,000 FirstMark Founder Shares to certain members of our management team. On October 5, 2020, FirstMark effected a 1:1.2 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 10,230,000 FirstMark Founder Shares and there being an aggregate of 10,350,000 FirstMark Founder Shares outstanding.

The Sponsor and FirstMark’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of the FirstMark Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; and (B) subsequent to the initial Business Combination (x) if the last reported sale price of FirstMark Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of FirstMark Class A Common Stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Stockholders with respect to any FirstMark Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the IPO, FirstMark consummated the Private Placement of 6,853,333 private placement warrants, at a price of $1.50 per private placement warrant to the Sponsor, generating proceeds of approximately $10.3 million. Each private placement warrants is exercisable for one whole share of FirstMark Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the private placement warrants to the Sponsor were added to the net proceeds from the IPO held in the Trust Account. If FirstMark does not complete a business combination within 24 months after the consummation of the IPO, the private placement warrants will expire worthless. The private placement warrants are non-redeemable (except as described in FirstMark’s prospectus filed in connection with the IPO) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement warrants (except to permitted transferees) until 30 days after the completion of the initial business combination.

Related Party Loans

On August 18, 2020, the Sponsor agreed to loan FirstMark an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the IPO. FirstMark fully borrowed $167,000 under the Note and repaid the Note in full on October 8, 2020.

In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor or certain of FirstMark’s officers and directors may, but are not obligated to, loan FirstMark funds as may be required (“Working Capital Loans”). If FirstMark completes an initial business combination, FirstMark will repay the Working Capital Loans out of the proceeds of the Trust Account released to FirstMark. Otherwise, the Working Capital Loans would be repaid only out of the funds held outside the Trust Account. In the event that an initial business combination does not close, FirstMark may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the

Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consumptions of an initial business combination or, at the lenders’ discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants.

Administrative Services Agreement

FirstMark entered into an agreement that provides that, commencing on October 6, 2020, through the earlier of consummation of the initial business combination and FirstMark’s liquidation, FirstMark will pay FirstMark Capital a total of $10,000 per month for office space, administrative and support services.

Other Related Party Transactions

The Sponsor and FirstMark’s officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FirstMark’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. FirstMark’s audit committee will review on a quarterly basis all payments that were made by FirstMark to the Sponsor and its directors, officers or FirstMark’s or any of their affiliates.

No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, FirstMark’s officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FirstMark’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. FirstMark’s audit committee will review on a quarterly basis all payments that were made by FirstMark to the Sponsor, FirstMark’s officers and directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of- pocket expenses incurred by such persons in connection with activities on FirstMark’s behalf.

FirstMark has entered into a registration rights agreement with respect to the private placement warrants, the warrants issuable upon conversion of Working Capital Loans (if any) and the shares of FirstMark Class A common stock issuable upon exercise of the foregoing and upon conversion of the FirstMark Founder Shares.

Affiliates of the Sponsor is investing in the Series Z Investment for Starry and have subscribed to purchase 2,100,000 shares of Series Z Preferred Stock of Starry for an aggregate purchase price of $21,000,000.

Starry Related Person Transactions

Starry Series E Preferred Stock Financing

In March 2021, Starry sold an aggregate of (1) 16,697,088 shares of Starry Series E-1 Preferred Stock at the conversion price described below with respect to the conversion of convertible promissory notes; (2) 5,996,862 shares of Starry Series E-2 Preferred Stock at the conversion price described below with respect to the conversion of convertible promissory notes; and (3) 68,452,380 shares of Starry Series E-3 Preferred Stock at a purchase price of $1.68, in each case to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Starry Series E-1 Preferred Stock	Total Purchase Price
Entities affiliated with FirstMark Capital(1)	1,670,162	$2,349,138
Entities affiliated with FMR LLC(2)	15,026,926	$21,140,327

Name	Shares of Starry Series E-2 Preferred Stock	Total Purchase Price
Entities affiliated with FirstMark Capital(1)	2,249,110	$3,000,000
Tiger Global Private Investment Partners IX, LP(3)	3,747,752	$5,021,988

Name	Shares of Starry Series E-3 Preferred Stock	Total Purchase Price
QSI, Inc.(4)	53,571,428	$90,000,000
Entities affiliated with FMR LLC(2)	14,880,952	$25,000,000

(1)	Entities affiliated with FirstMark Capital hold more than 5% of Starry’s outstanding capital stock.
(2)	Entities affiliated with FMR LLC hold more than 5% of Starry’s outstanding capital stock.
(3)	Tiger Global Private Investment Partners IX, LP holds more than 5% of Starry’s outstanding capital stock.
(4)	QSI, Inc., a wholly owned affiliate of Quanta Services, holds more than 5% of Starry’s outstanding capital stock.

Convertible Note Financing

In certain cases, the payment of the total purchase price for shares of Starry Series E-1 Preferred Stock and Starry Series E-2 Preferred Stock listed above consisted of, or included, the conversion of convertible promissory notes held by the related persons. In September 2020, Starry sold an aggregate of approximately $23.5 million in principal amount of convertible promissory notes to the related persons listed below. Interest on the principal amount of the convertible promissory notes accrued at the rate of 3% per year. The outstanding principal and accrued interest of such convertible promissory notes converted into shares of Starry Series E-1 Preferred Stock at a discounted purchase price of $1.43 per share and are reflected in the above table. From January 2021 to March 2021, Starry sold an aggregate of approximately $8.0 million principal amount of convertible promissory notes to the related persons listed below. Interest on the principal amount of the convertible promissory notes accrued at the rate of 3% per year. The outstanding principal and accrued interest of such convertible promissory notes converted into shares of Starry Series E-2 Preferred Stock at a discounted purchase price of $1.34 per share and are reflected in the above table. The following table summarizes the convertible promissory notes issued by Starry to such related persons:

Name	Principal Amount	Security Converted Into
Entities affiliated with FirstMark Capital(1)	$2,349,138	Starry Series E-1 Preferred Stock
Entities affiliated with FirstMark Capital(1)	$3,000,000	Starry Series E-2 Preferred Stock
Entities affiliated with FMR LLC(2)	$21,140,327	Starry Series E-1 Preferred Stock
Tiger Global Private Investment Partners IX, LP	$5,021,988	Starry Series E-2 Preferred Stock

(1)	Entities affiliated with FirstMark Capital hold more than 5% of Starry’s outstanding capital stock.
(2)	Entities affiliated with FMR LLC hold more than 5% of Starry’s outstanding capital stock.
(3)	Tiger Global Private Investment Partners IX, LP holds more than 5% of Starry’s outstanding capital stock.

Starry Series D Preferred Stock Financing

From March 2019 to July 2020, Starry sold 75,287,087 shares of Starry Series D Preferred Stock at a purchase price of $1.43 to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with FirstMark Capital(1)	26,504,099	$37,900,862
Entities affiliated with FMR LLC(2)	34,167,603	$48,859,672
Tiger Global Private Investment Partners IX, LP(3)	14,615,385	$20,900,001

(1)	Entities affiliated with FirstMark Capital hold more than 5% of Starry’s outstanding capital stock.
(2)	Entities affiliated with FMR LLC hold more than 5% of Starry’s outstanding capital stock.
(3)	Tiger Global Private Investment Partners IX, LP holds more than 5% of Starry’s outstanding capital stock.

Starry Series C Preferred Stock Financing

From December 2017 to June 2018, Starry sold 80,599,241 shares of Starry Series C Preferred Stock at a purchase price of $0.922 to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Series C Preferred Stock	Total Purchase Price
Entities affiliated with FirstMark Capital(1)	21,691,974	$20,000,000
Entities affiliated with FMR LLC(2)	18,980,477	$17,500,000
Tiger Global Private Investment Partners IX, LP(3)	39,926,790	$36,812,500

(1)	Entities affiliated with FirstMark Capital hold more than 5% of Starry’s outstanding capital stock.
(2)	Entities affiliated with FMR LLC hold more than 5% of Starry’s outstanding capital stock.
(3)	Tiger Global Private Investment Partners IX, LP holds more than 5% of Starry’s outstanding capital stock.

Merger Agreement and Related Agreements

Certain Sponsor Affiliates hold ownership interests in Starry and will participate in the Series Z Investment. In addition to serving as FirstMark’s President and Chairman of the FirstMark Board, Mr. Jani is affiliated with and/or possesses a financial interest in such investment entities and is a member of the Starry Board. For more information about the Merger Agreement and the Business Combination and other transactions contemplated thereby, see the section entitled “The Merger Agreement.”

PIPE Investment

Certain PIPE Investors related to Starry have entered into PIPE Subscription Agreements with FirstMark and New Starry, pursuant to which they have subscribed for shares of New Starry Class A Common Stock in connection with the PIPE Investment. Such PIPE Investors participating in the PIPE Investment include (i) Tiger Global Long Opportunities Master Fund, L.P. (1,000,000 shares), which is affiliated with entities that collectively hold more than 5% of Starry’s capital stock prior to the Business Combination, (ii) entities affiliated with FMR LLC (3,000,000 shares), which are affiliated with entities that collectively hold more than 5% of Starry’s capital stock prior to the Business Combination and (iii) QSI, Inc. (150,000 shares), which holds more than 5% of Starry’s capital stock prior to the Business Combination. For more information about the PIPE Subscription Agreements, see the section entitled “The Merger Agreement—Related Agreements—PIPE Subscription Agreements.”

Registration Rights Agreement

The Merger Agreement contemplates that, immediately prior to the SPAC Merger Closing, FirstMark, New Starry, certain equity holders of FirstMark and certain equity holders of Starry, will enter into the Registration Rights Agreement, pursuant to which New Starry agrees to, within 30 days of the Acquisition Merger Closing Date, register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Starry Common Stock and other equity securities of New Starry that are held by the parties thereto from time to time. For more information about the Registration Rights Agreement, see the section entitled “The Merger Agreement—Related Agreements—Registration Rights Agreement.”

Commercial Agreements and Partnerships

QSI, Inc., a beneficial owner of more than 5% of Starry’s voting stock, prior to the Business Combination, is a wholly owned subsidiary of Quanta Services. QSI and Starry are party to a Strategic Alliance Agreement dated as of March 30, 2021 pursuant to which Starry agreed to retain QSI and its affiliates as a preferred service provider to perform professional services and construction services on behalf of Starry.

Indemnification Agreements

We intend to enter into indemnification agreements with New Starry’s directors and executive officers. The indemnification agreements and the Proposed Charter and the Proposed Bylaws will require New Starry to indemnify its directors and executive officers to the fullest extent permitted by law.

Executive Officer and Director Compensation Arrangements

See the section entitled “Executive Compensation” for information regarding compensation arrangements with the executive officers and directors of Starry, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.

Related Party Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the New Starry Board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Starry or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of New Starry’s executive officers or a member of the New Starry Board;

•	any person who is known by New Starry to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New Starry will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, the audit committee will have the responsibility to review related person transactions.

STOCKHOLDER PROPOSALS AND NOMINATIONS

It is anticipated that the 2022 annual meeting of stockholders will be held no later than                     , 2022. For any proposal to be considered for inclusion in New Starry’s proxy statement and form of proxy for submission to the stockholders at the 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws. Assuming the meeting is held on or about                     , 2022, such proposals must be received by New Starry at its offices at Starry Holdings, Inc., 38 Chauncy Street, Suite 200, Boston, MA 02111, within a reasonable time before New Starry begins to print and send its proxy materials for the meeting.

In addition, the Proposed Bylaws provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Starry not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no later than the 90th day prior to such annual meeting, or if later, the 10th day following the day on which public announcement of the date of such meeting was first made. Thus, for the 2022 annual meeting of stockholders, notice of a proposal must be delivered to the Secretary no later than                     , 2022 and no earlier than                     , 2022. The Chairperson of the New Starry Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Further, the Proposed Bylaws provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Starry, in the case of an annual meeting, not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting was first made. Thus, for the 2022 annual meeting of stockholders, notice of a nomination must be delivered to New Starry’s Secretary no later than                     , 2022 and no earlier than                     , 2022. The Chairperson of the New Starry Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the FirstMark Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of FirstMark Horizon Acquisition Corp., 100 5th Avenue, 3rd Floor, New York, NY 10011. Following the Business Combination, such communications should be sent in care of Starry Holdings, Inc., 38 Chauncy Street, Suite 200, Boston, MA 02111. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Latham & Watkins LLP has passed upon the validity of the securities of New Starry offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statement of Starry Holdings, Inc. as of September 17, 2021, included in this proxy statement/prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Starry, Inc. as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020 and 2019, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of FirstMark Horizon Acquisition Corp. as of December 31, 2020 and for the period from August 13, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

New Starry has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

FirstMark files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FirstMark at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: FMAC.info@investor.morrowsodali.com

If you are a stockholder of FirstMark and would like to request documents, please do so no later than business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Morrow Sodali, Morrow Sodali will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to FirstMark has been supplied by FirstMark, and all such information relating to New Starry and Starry has been supplied by Starry. Information provided by one another does not constitute any representation, estimate or projection of the other.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Starry Holdings, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Starry Holdings, Inc. (the “Company”) as of September 17, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 17, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, substantial doubt about Starry, Inc.’s (the Company’s parent or “Starry”) ability to continue as a going concern has been raised and because the Company is a direct and wholly owned subsidiary of Starry, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plan regarding these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 5, 2021

We have served as the Company’s auditor since 2021.

Starry Holdings, Inc.

(a wholly owned subsidiary of Starry, Inc.)

Balance Sheet as of September 17, 2021

Assets:
Total assets	$—

Liabilities and stockholder’s equity:
Total liabilities	—
Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 100 shares issued and outstanding	1
Due from stockholder	(1)

Total stockholder’s equity	—
Total liabilities and stockholder’s equity	$—

Starry Holdings, Inc.

Notes to the Balance Sheet

Note 1: Background and Nature of Operations

Starry Holdings, Inc. (“the Company”) is a direct and wholly owned subsidiary of Starry, Inc. (“Starry”) and was incorporated in Delaware on September 17, 2021. The Company was formed for the purpose of completing the transactions contemplated by the Agreement and Plan of Merger, dated October 6, 2021 (the “Merger Agreement”), by and among the Company, Starry, FirstMark Horizon Acquisition Corp. (“FirstMark”) and Sirius Merger Sub Inc., a direct and wholly owned subsidiary of FirstMark (“Merger Sub”). Following the consummation of the transactions contemplated by the Merger Agreement, the Company will be the surviving publicly-traded corporation, and will own all of the equity interests in Starry. However, the consummation of the transactions contemplated by the Merger Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

Going concern

Pursuant to the Financial Accounting Standards Board (the “FASB”) codification Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, the Company is required to assess its ability to continue as a going concern for a period of one year from the date of the issuance of the consolidated financial statements.

The Company is a wholly owned subsidiary of Starry, an early stage growth company which has generated losses and negative cash flows from operations since inception. As such, additional capital investments are required in order to execute the strategic plan of Starry, Inc. While Starry, Inc. intends to raise additional capital through a combination of sources, there can be no assurances that such efforts will be successful. Accordingly, substantial doubt about Starry’s ability to continue as a going concern is raised and as the Company is a direct and wholly owned subsidiary of Starry, there is substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date this financial statement is issued. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty should Starry be unable to continue as a going concern.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of income and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of September 17, 2021.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Organization costs

Costs related to incorporation of the Company will be paid by Starry and recorded as an expense of Starry.

Note 3: Stockholder’s Equity

The Company’s authorized capital stock consists of 100 shares of common stock, with a par value of $0.01 per share. On September 17, 2021, the Company issued 100 shares of common stock for aggregate consideration of $1.

Note 4: Subsequent Events

The Company has evaluated subsequent events through November 5, 2021, the date on which the balance sheet was available for issuance.

Merger Agreement

On October 6, 2021, the Company entered into an Agreement and Plan of Merger with Merger Sub, Starry and FirstMark. Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the Merger will be effected in two steps:

(a) FirstMark will merge with and into the Company (the “SPAC Merger” and, the closing of the SPAC Merger, the “SPAC Merger Closing,” and, the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”), with the Company surviving the SPAC Merger as a publicly traded entity (such surviving entity, “New Starry”) and becoming the sole owner of Merger Sub; and

(b) after the SPAC Merger Effective Time, Merger Sub will merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry. The Business Combination will be effectuated in the following principal steps:

•

Certain third-party investors, will purchase an aggregate of 10,900,000 shares of Class A common stock of the Company, for an aggregate purchase price of $109 million, which is considered a private investment in public equity (“PIPE”).

•

The issuance of $150 million principal amount of Convertible Notes immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, resulting in aggregate proceeds of $150 million in the Convertible Notes Investment, pursuant to the Convertible Notes Subscription Agreements;

•

The issuance and sale of 2,100,000 shares of Starry Series Z Preferred Stock for a purchase price of $10.00 per share immediately prior to the consummation of the Acquisition Merger, generating gross proceeds of $21 million pursuant to the Series Z Subscription Agreements

•	The shareholders of Starry will exchange their interests in Starry for Class A common stock in the Company, which will be accounted for as a reverse recapitalization

Upon consummation of the transaction, the Company will become a publicly traded corporation. The transaction is subject to the approval of the shareholders of Starry and FirstMark.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Starry, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starry, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated losses and negative cash flows from operating activities since inception that raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 5, 2021

We have served as the Company’s auditor since 2019.

Starry, Inc.

Consolidated Balance Sheets

(Dollar amounts in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$25,594	$76,883
Restricted cash	110	251
Accounts receivable, net	264	54
Prepaid expenses and other current assets	1,840	2,002

Total current assets	27,808	79,190
Property and equipment, net	86,658	67,165
Intangible assets	48,463	48,463
Restricted cash and other assets	1,361	1,464

Total assets	$164,290	$196,282

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$7,457	$5,886
Unearned revenue	1,169	337
Accrued expenses and other current liabilities	13,073	10,085
Current portion of debt	29,875	505

Total current liabilities	51,574	16,813
Debt, net of current portion	133,932	115,169
Asset retirement obligations	1,399	703
Other liabilities	3,068	—

Total liabilities	189,973	132,685

Commitments and contingencies (Note 11)
Stockholders’ (deficit) equity:
Seed series preferred stock; $0.001 par value; 53,030,270 shares authorized; 53,030,260 shares issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $7,000)	6,990	6,990
Series A preferred stock; $0.001 par value; 91,549,300 shares authorized, issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $26,000)	25,946	25,946
Series B preferred stock; $0.001 par value; 55,452,865 shares authorized, issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $30,000)	29,910	29,910
Series C preferred stock; $0.001 par value; 108,459,871 shares authorized, issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $100,000)	99,989	99,989
Series D preferred stock; $0.001 par value; 87,412,587 shares authorized; 87,412,587 and 65,909,090 issued and outstanding at December 31, 2020 and 2019, respectively (liquidation preference of $125,000)	124,915	94,177
Common stock; $0.001 par value; 708,000,000 shares authorized; 196,415,008 and 194,974,082 issued and outstanding at December 31, 2020 and 2019, respectively	9	6
Additional paid-in capital	21,384	16,312
Accumulated deficit	(334,826)	(209,733)

Total stockholders’ (deficit) equity	(25,683)	63,597

Total liabilities and stockholders’ (deficit) equity	$164,290	$196,282

The accompanying notes are an integral part of these consolidated financial statements

Starry, Inc.

Consolidated Statements of Operations

(Dollar amounts in thousands, except share and per share data)

	For the Years Ended December 31,
	2020	2019
Revenues	$12,826	$4,474
Cost of revenues	(38,529)	(22,761)

Gross loss	(25,703)	(18,287)
Operating expenses:
Selling, general and administrative expenses	(55,240)	(45,184)
Research and development	(22,957)	(23,506)

Total operating expenses	(78,197)	(68,690)

Loss from operations	(103,900)	(86,977)
Other income (expense):
Interest expense	(19,382)	(5,388)
Other income (expense), net	(1,811)	160

Total other expense	(21,193)	(5,228)

Net loss	$(125,093)	$(92,205)

Net loss per share of voting and non-voting common stock, basic and diluted	$0.64	$0.48

Weighted-average shares outstanding, basic and diluted	194,177,522	193,707,267

The accompanying notes are an integral part of these consolidated financial statements

Starry, Inc.

Consolidated Statements of Stockholders’ (Deficit) Equity

(Dollar amounts in thousands, except share data)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at December 31, 2018	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	—	$—	192,800,078	$4	$846	$(117,528)	$46,157
Issuance of Series D convertible preferred stock, net of issuance costs of $73	—	—	—	—	—	—	—	—	65,909,090	94,177	—	—	—	—	94,177
Issuance of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	14,482	—	14,482
Issuance of common stock options	—	—	—	—	—	—	—	—	—	—	2,174,004	2	255	—	257
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	729	—	729
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(92,205)	(92,205)

Balance at December 31, 2019	53,030,260	6,990	91,549,300	25,946	55,452,865	29,910	108,459,871	99,989	65,909,090	94,177	194,974,082	6	16,312	(209,733)	63,597
Issuance of Series D convertible preferred stock, net of issuance costs of $12	—	—	—	—	—	—	—	—	21,503,497	30,738	—	—	—	—	30,738
Recognition of beneficial conversion feature on convertible notes	—	—	—	—	—	—	—	—	—	—	—	—	3,932	—	3,932
Issuance of common stock options	—	—	—	—	—	—	—	—	—	—	1,440,926	3	180	—	183
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	960	—	960
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(125,093)	(125,093)

Balance at December 31, 2020	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	87,412,587	$124,915	196,415,008	$9	$21,384	$(334,826)	$(25,683)

The accompanying notes are an integral part of these consolidated financial statements

Starry, Inc.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands, except share data)

	Years Ended December 31,
	2020	2019
Operating activities:
Net loss	$(125,093)	$(92,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	19,350	9,568
Paid-in-kind interest on term loans and convertible notes payable	15,427	4,746
Amortization of debt discount	3,820	528
Fair value adjustment of derivative liability	1,850	—
Loss on disposal of property and equipment	1,549	2,520
Share-based compensation	960	729
Accretion of asset retirement obligations	114	41
Provision for doubtful accounts	117	—
Changes in operating assets and liabilities:
Accounts receivable	(327)	(53)
Prepaid expenses and other current assets	162	(1,703)
Other assets	(2)	(79)
Accounts payable	676	(746)
Unearned revenue	832	263
Accrued expenses and other current liabilities	402	3,376
Other liabilities	1,218	—

Net cash used in operating activities	(78,945)	(73,015)
Investing activities:
Purchases of intangible assets	—	(48,463)
Purchases of property and equipment	(35,906)	(45,712)

Net cash used in investing activities	(35,906)	(94,175)
Financing activities:
Proceeds from the issuance of Series D preferred stock, net of issuance costs	30,738	94,177
Proceeds from the issuance of term loans, net of issuance costs	—	123,128
Proceeds from the issuance of convertible notes payable and beneficial conversion feature on convertible notes	31,243	—
Proceeds from Strategic Partner Arrangement	1,722	—
Repayments of capital lease obligations	(570)	(230)
Repayment on term loans	—	(3,208)
Proceeds from exercise of common stock options	183	257

Net cash provided by financing activities	63,316	214,124

Net increase in cash and cash equivalents and restricted cash:	(51,535)	46,934
Cash and cash equivalents and restricted cash, beginning of period	78,366	31,432

Cash and cash equivalents and restricted cash, end of period	$26,831	$78,366

The accompanying notes are an integral part of these consolidated financial statements

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Note 1. Description of business

Starry, Inc. (the “Company”) was founded in 2014 and is headquartered in Boston, MA. The Company is in the telecommunications space and invests in the future of fixed wireless technology. Starry, Inc. delivers high-quality and affordable broadband access using innovative, proprietary wideband hybrid fiber wireless technology. Active phased arrays are used to amplify wireless signals and optimize service from multiple antennas deployed throughout a region. By using a fixed wireless network, reliance on municipal infrastructure is reduced, extensive installation times are bypassed, and network deployment is increased in comparison to its fiber competitors. Services are provided to customers in Boston, Los Angeles, New York City, Denver, Washington, D.C., Columbus and other metro areas adjacent to those cities.

Going concern: Pursuant to the Financial Accounting Standards Board (the “FASB”) codification Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, the Company is required to assess its ability to continue as a going concern for a period of one year from the date of the issuance of the consolidated financial statements.

Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year from the financial statement issuance date.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company is an early-stage growth company and has generated losses and negative cash flows from operating activities since inception. The Company requires additional capital investment to execute the strategic business plan to grow its subscriber base in existing markets from already-deployed network assets and launch services in new markets. Management plans to raise additional capital through a combination of potential options, including but not limited to, equity and debt financings.

Additional equity financing may not be available on favorable terms and could be dilutive to current stockholders. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments.

The Company’s ability to access capital when needed is not assured and, if capital is not available to the Company when, and in the amounts needed, the Company could be required to delay, scale back, or abandon some or all of its expansion efforts and other operations, which could materially harm the Company’s business, financial condition and results of operations. Because of this uncertainty, there is substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date that these consolidated financial statements are issued, and therefore, whether we realize our assets and settle our liabilities in the normal course of business and at the amounts stated in the accompanying consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, nor do they include adjustments to reflect the future effects of the recoverability or classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2. Summary of significant accounting policies

Basis of presentation and principles of consolidation: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control. All material intercompany accounts, transactions and profits are eliminated in consolidation.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Emerging Growth Company: Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Use of estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with GAAP. Actual results experienced by the Company may differ from such estimates.

Uncertainty of the coronavirus pandemic: On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

As the coronavirus pandemic continues to evolve, the Company believes the extent of the impact to its business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in these consolidated financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, the Company may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations.

Segment information: Accounting Standards Codification (“ASC”) 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. At times, such cash may be in excess of the FDIC limit. At December 31, 2020 and 2019, the Company had cash in excess of the $250,000 federally insured limit. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents as the Company’s cash and cash equivalents are placed with high-credit quality financial institutions and issuers, and at times exceed federally insured limits. To date, the Company has not experienced any credit loss relating to its cash and cash equivalents.

With respect to accounts receivable, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited. Substantially all of the Company’s trade accounts receivables are with commercial customers. Concentration of credit risk are limited due to the number of the Company’s customers as well as their dispersion across different geographic regions.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash held in banks and money market accounts. Cash equivalents are carried at cost, which approximates fair value due to their short-term nature.

Restricted cash: Restricted cash held at December 31, 2020 and 2019 consists of escrow deposits required for real estate lease agreements, a letter of credit for the corporate credit card, and a customs bond. Such restrictions related to real estate lease agreements will terminate upon the lease expiration date, which expire at various dates through 2025. Restricted cash is classified as either a current or non-current asset on the Company’s consolidated balance sheets based on the terms of the lease agreement, letter of credit and customs bond.

Accounts receivable, net: Accounts receivable are stated at a gross invoice amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is maintained at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of the anticipated impact of current economic conditions, changes in the character and size of the balance, past and expected future loss experience, among other pertinent factors. As of December 31, 2020 and 2019, there was an allowance for doubtful accounts totaling $117 and $0, respectively. The provision was raised in full in 2020, with no associated write off to date.

Fair value measurements: ASC 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can access at the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC 820:

•	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

•	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing and excess earnings models)

The Company believes its valuation methods are appropriate and consistent with those used by other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, term loans and convertible notes payable. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible notes payable approximate fair value because of the short-term nature of those instruments. Due to the variable rate nature of the Company’s term loans, the fair value of debt approximates the carrying value of debt.

Prepaid expenses and other current assets: Prepaid expenses and other current assets include prepaid software, prepaid marketing, prepaid insurance, other prepaid expenses, and amounts owed under the 2020 Strategic Partner Arrangement (see Note 11), all of which are expected to be recognized or realized within the next 12 months.

Property and equipment, net: Purchased and constructed property and equipment is recorded at cost. The estimated value of any associated legally or contractually required retirement obligation is also included in the cost basis. Employee-related costs for construction and installation of deployed equipment included within the distribution system are capitalized during the construction phase. On a periodic basis, costs within construction in progress are reviewed and a determination is made if the assets being developed will be put into use. If it is concluded that the asset will not be put into use, the costs will be expensed. If the asset will be put into use, the costs are transferred from construction in progress to distribution system when substantially all of the activities necessary to construct the assets for their intended use are completed. Depreciation commences upon completion.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Property and equipment are depreciated or amortized using the straight-line method, based upon the following estimated useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Software	3 years
Vehicles	4 years
Leasehold improvements	shorter of lease term or 5 years
Site acquisition costs	5 years
Distribution system	3 -10 years
Asset retirement obligation	10 years
Construction-in-process	N/A

Major renewals and improvements are capitalized while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statements of operations as a component of selling, general and administrative expenses.

Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets, which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. During the years ended December 31, 2020 and 2019, no impairment indicators were identified.

Intangible assets: Intangible assets consist of spectrum licenses acquired through a Federal Communications Commission (“FCC”) auction in June 2019 (the “FCC licenses”). The FCC licenses provide the Company with the exclusive right to utilize certain radio frequency spectrum to provide wireless services. While the FCC licenses are issued for a fixed period of time, generally ten years, renewals within the industry have occurred routinely and at nominal cost. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the FCC licenses. Accordingly, the FCC licenses were determined to be indefinite-lived intangible assets. The Company re-evaluates the useful life determination for the FCC licenses, annually, as of October 1 to determine whether events and circumstances continue to support an indefinite useful life.

The FCC licenses are tested for potential impairment annually, as of October 1, or more frequently if impairment indicators are present. ASC 350, Intangibles – Goodwill and Other (“ASC 350”), provides the option to first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. ASC 350 permits the Company to elect to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test. The quantitative assessment consists of comparing the estimated fair value of the FCC licenses to the aggregated carrying amount as of the test date. As of October 1, 2020, and 2019 the Company performed a qualitative assessment that did not identify any indicators of impairment that would require a quantitative assessment to be performed.

Asset retirement obligations: The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410, Asset Retirement and Environmental Obligations, which requires the recognition of a liability for

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

the fair value of a legally acquired asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The Company’s ARO liabilities are associated with the removal of deployed equipment from properties where such assets reside, resulting from contractual obligations to restore the space to a condition specified in the contract.

The Company records the net present value of the ARO liability and a related capital asset, in an equal amount, for contracts which result in an ARO. The estimated ARO liability is based on a number of assumptions, including costs to remove deployed equipment, expected life, inflation rates and discount rates. Accretion expense related to the ARO liability is recognized as a component of selling, general and administrative expense in the accompanying consolidated statements of operations. Upon ARO fulfillment, any difference between actual retirement expense incurred and the recorded estimated ARO liability is recognized as a gain or loss in the accompanying consolidated statements of operations as a component of other income (expense).

For the years ended December 31, 2020 and 2019, there were no settlements of the ARO liabilities.

Revenues: The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company delivers high-quality and affordable broadband internet access to its customers using innovative, proprietary wideband hybrid fiber wireless technology and related support on a subscription basis. The Company’s subscription rate for such services is a per month fixed price for service without limitations on usage. The majority of customers are individual users but a small amount are commercial arrangements where a building owner pays for all the units in a building or for the units utilizing the service. The Company services Boston, Los Angeles, New York City, Denver, Washington, D.C, and Columbus and many other metro areas adjacent to such cities.

The Company assesses the contract term as the period in which the parties to the contract have presently enforceable rights and obligations. The contract term can differ from the stated term in contracts that include certain termination or renewal rights, depending on whether there are penalties associated with those rights. Although customers are typically billed in advance for a month of service, the majority of the Company’s contracts with customers allow either party to cancel at any time without penalty and customers are entitled to a pro rata refund for services not yet rendered.

Nature of services: Revenues related to internet and related support services are recognized over time as the customer consumes the benefits of the services the Company performs. The Company stands ready to provide access to the service throughout the contract term. The timing of revenue recognition is based on a time-based measure of progress as the Company provides access to the service evenly over the course of the subscription period. The installation activities performed and essential customer premise equipment (“CPE”) required for delivering such service to the customer are not accounted for as distinct performance obligations, but rather components of the internet service offering because the installation activities and CPE are highly interdependent on such services. Based on the dependencies between such internet services, installation activities and CPE the revenues relating to the Company’s performance obligations are bundled and recognized over time.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Transaction price: The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue from sales is recorded based on the transaction price, which includes estimates of variable consideration. The variable consideration within the context of the Company’s contracts arises from service level guarantees and the related refund rights of its customers. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The constraint arises when the Company believes such service level guarantees are not met or when a customer has rights to a refund for such services provided. However, the Company has an extensive history of providing high service levels and as a result deems the event of such refunds to be immaterial within the context of such contracts.

The Company’s contracts with customers may include service level agreements that entitle the customer to receive service credits, and in certain cases, service refunds, when defined service levels are not met. These arrangements represent a form of variable consideration, which is considered in the calculation of the transaction price. The Company estimates the amount of variable consideration at the expected value based on its assessment of legal enforceability, anticipated performance and a review of specific transactions, historical experience and market and economic conditions. The Company historically has not experienced any significant incidents affecting the defined levels of reliability and performance as required by the contracts.

The Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less. The Company does not enter into contracts in which the period between payment by the customer and the transfer of the promised goods or services to the customer is greater than 12 months. In addition, the Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers, whenever applicable.

Contract balances: The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized under a customer contract, a contract liability (unearned revenue) also is recorded.

Unearned Revenue
December 31, 2019	$337
Additions	832

December 31, 2020	$1,169

Income taxes: The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company in its tax filings or positions is “more likely than not” to be sustained on audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

The Company uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return regarding uncertainties in income tax positions. The first step is recognition: the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset or an increase in a deferred tax liability. As of December 31, 2020 and 2019, the Company has not identified any uncertain tax positions for which reserves would be required.

Share-based compensation: The Company accounts for its share-based compensation awards in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”), under which share based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the consolidated financial statements as share-based compensation expense based on the fair value on the date of grant. The Company issues stock-based awards to employees, directors and nonemployees, including stock option awards and restricted stock awards.

The Company or its assignees have the right, but not the obligation, upon the termination of employment of an employee or termination of the service relationship of a non-employee, in either case who holds shares of the Company’s common stock acquired upon exercise of options (“Purchased Shares”) to repurchase from such holder some or all (as determined by the Company) of such Purchased Shares. This repurchase right may be exercised by the Company within the later of six months following the date of termination of employment in the case of an employee, or termination of service relationship in the case of non-employee, or seven months after the acquisition of such Purchased Shares upon exercise of the underlying options. The Company assesses the probability of repurchasing shares on a grantee-by-grantee basis. To date, the Company has not exercised its rights to acquire Purchased Shares from any ex-employee or non-employee. Therefore, the Company has determined that it is not probable that it will repurchase Purchased Shares in the future and as a result such options are accounted for as equity awards.

The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions to determine the fair value of stock-based awards. These assumptions include estimating (a) the length of time grantees will retain their vested stock options before exercising them for employees and the contractual term of the option for nonemployees (“expected term”), (b) the volatility of the Company’s common stock price over the expected term, (c) expected dividends, (d) the fair value of common stock and (e) the risk-free interest rate. The Company has elected to recognize forfeitures in the period in which they occur.

The Company recognizes compensation cost on a straight line basis over the requisite service period of the awards for employees, which is typically the four-year vesting period of the award, and effective contract period specified in the award agreement for non-employee.

The assumptions used in the Black-Scholes model are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 5). As a result, if other assumptions had been used, the recorded share-based compensation expense could have been materially different from that depicted in the consolidated financial statements.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Warrants: The Company applies relevant accounting guidance for warrants to purchase the Company’s stock based on the nature of the relationship with the counterparty. For warrants issued to investors or lenders in exchange for cash or other financial assets, the Company follows guidance issued within ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), to assist in the determination of whether the warrants should be classified as liabilities or equity. Warrants that are determined to require liability classification are measured at fair value upon issuance and are subsequently re-measured to their then fair value at each subsequent reporting period, with changes in fair value recorded in current earnings. Warrants that are determined to require equity classification are measured at fair value upon issuance and are not subsequently remeasured unless they are required to be reclassified.

For warrants issued to nonemployees for goods or services, or to customers as non-cash consideration, the Company follows guidance issued within ASC 718 to determine whether the share-based payments are equity or liability classified, and are measured at fair value on the grant date. The related expense or reduction in transaction price is recognized in the same period and in the same manner as if the Company had paid cash for the goods or services, or in the same manner that transfer of control of the related performance obligations occurs.

Advertising Costs: The Company expenses advertising costs as incurred. Such expenses for the years ended December 31, 2020 and 2019 totaled $1,344 and $1,208, respectively, and are included in selling, general and administrative expenses in the Company’s consolidated statement of operations.

Research and development expense: Research and development costs do not meet the requirements to be recognized as an asset as the associated future benefits were at best uncertain and there was no alternative future use at the time the costs were incurred. Research and development costs include, but are not limited to, costs incurred in performing research and development activities, including salaries, benefits, facilities, rent, software, depreciation, research-related overhead, contracted services, license fees, and other external costs.

Sale-leasebacks: Sale-leasebacks are transactions through which the Company sells assets and subsequently leases them back. The resulting leases that qualify for sale-leaseback accounting are evaluated and accounted for as operating leases or capital leases. A transaction that does not qualify for sale-leaseback accounting as a result of a prohibited form of continuing involvement is accounted for as a financing transaction. For such financing transactions, the Company retains the “sold” assets within property and equipment and records a financing obligation equal to the amount of cash proceeds received. Rental payments under such transactions are recognized as a reduction of the financing obligation and as interest expense using an effective interest method

Recent accounting pronouncements issued and adopted:

On December 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2021, with early adoption permitted. The Company early adopted the requirements of the new standard on January 1, 2020 and there was no material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements issued, not yet adopted:

In February 2016, the FASB issued a new accounting standard, ASC 842, Leases (“ASC 842”), to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheets. Most significant among the changes in the standard is the recognition of ROU

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. ASC 842 is effective for the Company beginning January 1, 2022, with early adoption permitted.

The Company is currently evaluating the impact the new guidance will have on its financial position and results of operations but expects to recognize lease liabilities and right of use assets at the time of adoption. The extent of the increase to assets and liabilities associated with these amounts remains to be determined pending the Company’s review of its existing lease contracts and service contracts which may contain embedded leases. The Company is currently assessing the potential impact to the financial statements.

The Company is continuing to monitor potential changes to ASC 842 that have been proposed by the FASB and will assess any necessary changes to the implementation process as the guidance is updated.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”), which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held to replace the incurred loss model for financial assets measured at amortized cost and require entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance removes certain settlement conditions that are required for contracts to qualify for equity classification, eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments, and requires the use of the if-converted method. ASU 2020-06 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the effects of this pronouncement on the Company’s consolidated financial statements and the potential impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”), which clarifies and improves the consistency of the Codification by updating various disclosure requirements to align with the SEC’s regulations and ensure all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the Disclosure Section of the Codification. ASU 2020-10 is effective for the Company beginning January 1, 2021, with early adoption permitted. The Company is currently evaluating the effects of this pronouncement on the Company’s consolidated financial statements and the potential impact on the consolidated financial statements.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Note 3. Debt

At December 31, 2020 and 2019, the carrying value of debt was as follows:

	December 31,
	2020	2019
Term loans, net of unamortized discount at December 31, 2020 and 2019 of $13,657 and $15,826, respectively	$131,220	$113,920
Convertible notes payable, net of unamortized discount at December 31, 2020 and 2019 of $2,282 and $0, respectively	29,256	—
Strategic Partner Arrangement (see Note 11)	1,722	—
Capital lease obligations	1,609	1,754

	163,807	115,674
Less current portion of debt	(29,875)	(505)

Debt, net of current portion	$133,932	$115,169

2017 Term Loan Agreement: In September 2017, the Company entered into a loan and security agreement with a lender which allowed the Company to draw up to $5,500 in financing through two tranches, with financing for the second tranche subject to meeting certain conditions. The Company drew $3,500 under the first tranche during 2017, and did not draw any amounts under the second tranche prior to its termination. The loan incurred interest at a rate of prime plus 0.75% and was payable over 36 equal monthly installments, maturing in September 2021. In addition, the Company issued the lender a warrant to purchase 500,000 shares of the Company’s non-voting common stock (see Note 4). In February 2019, the loan was repaid in full, without penalty, in connection with the Company entering into a new financing arrangement. As a result of the extinguishment, the warrants issued to the lender remain in effect. The loss on extinguishment recorded by the Company in connection with the repayment was not material. Interest expense on this loan for the year ended December 31, 2019 was $40.

2019 Credit Agreement: In February 2019, the Company entered into a credit agreement with a new lender to provide for a total of $50,000, in the form of two separate term loan tranches of $27,500 and $22,500, respectively. The Company drew the first tranche of $27,500 in February 2019 and the second tranche of $22,500 in June 2019. In December 2019, the Company amended and restated the credit agreement (as amended and restated, the “Credit Agreement”) with a syndicate of lenders, with the new lenders providing for an additional term loan tranche of $75,000, which was immediately drawn by the Company (collectively, the “Term Loans”).

The Term Loans incur interest at a rate equal to the London Interbank Offered Rate (“LIBOR”), subject to a floor of 2.0%, plus an applicable margin of 9.0% (with the interest rate capped at 13.25% per annum) and such interest is accrued on a quarterly basis. Such interest rates were approximately 11.0% as of December 31, 2020 and 2019. As allowed in the Credit Agreement, the Company has elected to pay the interest accrued on an in-kind basis by increasing the principal balance outstanding. For the years ending December 31, 2020 and 2019, the Company has incurred $15,132 and $4,746, respectively, of paid-in-kind interest. Paid-in-kind interest is reflected as a component of the carrying value of the Term Loans as the payment of such interest would occur upon the settlement of the Term Loans.

The principal balance is payable in its entirety at maturity in February 2024. The Company may prepay the Term Loans, in whole or in part, at any time, subject to a premium. In addition, the lenders can require prepayment in certain circumstances, including a change of control, also subject to a premium. The premium for such prepayment ranges from 0% to 10% based on the timing of prepayment. A change of control is defined as the

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

acquisition of direct or indirect ownership by a person other than existing stockholders of the Company of fifty percent or more of the voting or equity value of the Company.

The Term Loans are senior to all other debt and have a first priority lien on substantially all of the Company’s assets. The Term Loans contain customary conditions related to borrowing, events of default, and covenants, including certain non-financial covenants and covenants limiting the Company’s ability to dispose of assets, undergo a change in control, merge with or acquire stock, and make investments, in each case subject to certain exceptions. There is a financial covenant with respect to the Term Loans that requires the Company to maintain a minimum cash balance of $10,000 at all times. Upon the occurrence of an event of default, in addition to the lenders being able to declare amounts outstanding under the Term Loans due and payable the lenders can elect to increase the interest rate by 2.0% per annum.

On June 2, 2021, the Company entered into a Third Amendment and Waiver to the 2019 Credit Agreement (as amended and restated, the “Credit Agreement”). The Credit Agreement amended and restated two affirmative covenants that the Company was not in compliance with as of December 31, 2020 and 2019, which include the Company providing audited financial statements without a “going concern” or like qualification, exception or emphasis. The non-compliance with covenants is an event of default which would have required the outstanding long-term debt balance to be payable upon demand. The Credit Agreement also waived any events of default in existence on the Third Amendment and Waiver effective date. The lender has retained all other covenant requirements.

The Company assessed the embedded features of the Term Loans, including the accelerated repayment (redemption) features and the default rate of interest feature, noting that these features met the definition of a derivative under ASC 815 and were not clearly and closely related to the debt host instrument. The Company is required to remeasure these derivative features to their then fair value at each subsequent reporting period. The Company determined the fair value of these features to be $0 as of the respective issuance dates of the Term Loans. However, based on the previously defined change of control trigger the repayment feature was ascribed a fair value of $1,850 and $0, respectively, as of December 31, 2020 and 2019. The change in fair value is based on management’s assumptions of the estimated probability that the accelerated repayment would be triggered in the second and third annual period were 10% and 5% respectively. Such fair value change was recorded in other income (expense) on the consolidated statement of operations and other liabilities on the consolidated balance sheet.

In connection with entering into the initial agreement in February 2019, the Company issued the lender a warrant to purchase 15,025,563 shares of the Company’s non-voting common stock. In addition, in connection with the Company entering into the Credit Agreement in December 2019, the Company issued the new participating lenders a warrant to purchase 17,625,662 shares of the Company’s non-voting common stock (see Note 4 for the accounting for these warrants). As the Company concluded the warrants were classified in stockholders’ equity, the Company allocated approximately $6,175 and $8,307 in value to the warrant issuances, respectively, on a relative fair value basis and recorded this allocated value as an increase to additional-paid-in capital and as a component of the discount recorded against the outstanding debt.

Term Loans debt issuance costs and discount: In connection with entering into the initial credit agreement in February 2019, the Company recorded a debt discount of $6,917, which was comprised of debt issuance costs of $742 and the allocated value of the warrants of $6,175. In connection with the second tranche drawn on in June 2019, the Company recorded a debt discount of $225 related to debt issuance costs. In connection with the Company entering into the amended and restated credit agreement in December 2019, the Company recorded a debt discount of $9,212, which was comprised of debt issuance costs of $905 and the allocated value of the warrants of $8,307. The Company is amortizing the debt discounts over the term of the Credit Agreement using

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

the effective interest method (based on an effective interest rate of 16.9%, 11.2% and 14.2%, respectively). The amortization recorded for the years ended December 31, 2020 and 2019 is $2,169 and $528, respectively, and is included within interest expense in the consolidated statements of operations. The remaining unamortized debt discount at December 31, 2020 and 2019 is $13,658 and $15,826, respectively, and is reflected net against the debt, net of current portion on the consolidated balance sheets.

Convertible notes payable: In September 2020, the Company issued convertible notes payable in exchange for cash totaling $31,243 (the “2020 Notes”). One current shareholder who was a related party contributed $2,349 of the $31,243 2020 Notes balance. Such notes were subsequently converted into preferred stock as discussed in Note 15. The 2020 Notes bear interest at 3.0% per annum and mature on June 4, 2021. The 2020 Notes are only prepayable with the consent of the holder and are an unsecured obligation of the Company. The 2020 Notes include the following embedded features:

(a)

Automatic conversion of outstanding principal and unpaid accrued interest upon the closing of the next equity financing. The conversion price will be based on the next equity financing per share price with a 20% discount, provided that the conversion price is not less than the Series D preferred stock price ($1.43 per share) or greater than $1.57 per share. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the above mentioned conversion price.

(b)

Automatic conversion of outstanding principal and unpaid accrued interest upon maturity of the 2020 Notes into shares of Series D preferred stock. The number of Series D preferred stock shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

(c)

Automatic redemption upon the Company closing a corporate transaction, or liquidation event (including an IPO, SPAC transaction or other change in control event). In such scenario, the majority noteholders would elect either (i) the repayment of the outstanding principal and accrued unpaid interest due upon the closing of the corporate transaction or (ii) the conversion of the 2020 Notes into the right to receive a cash payment as though the principal and unpaid accrued interest had converted into conversion shares. The conversion price will be based on the corporate transaction per share price with a 20% discount, provided that the conversion price is not less than the Series D preferred stock price ($1.43 per share) of greater than $1.57 per share. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the above mentioned conversion price.

(d)

Automatic conversion of outstanding principal and unpaid accrued interest upon the closing of an initial public offering. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

(e)

Automatic conversion of outstanding principal and unpaid accrued interest upon an event of default under the Credit Agreement. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

The Company assessed the embedded features within the 2020 Notes as detailed above and determined that the automatic conversion feature upon the next equity financing and the redemption upon a corporate transaction (in both cases, provided that the conversion price is not less than the Series D preferred stock price ($1.43 per share) or greater than $1.57 per share) met the definition of a derivative that would require separate accounting from the

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

2021 Notes. In estimating the fair value of these bifurcated embedded features, the Company concluded that such fair value was de minimis at issuance of the 2020 Notes. The automatic conversion feature upon maturity was assessed to contain a beneficial conversion feature that was recognized at its intrinsic value at the issuance date as a component of additional paid-in-capital and as a debt discount to the 2020 Notes totaling $3,933.

The amortization recorded for the year ended December 31, 2020 is $1,651 and is included within interest expense in the consolidated statements of operations. The remaining unamortized debt discount at December 31, 2020 is $2,282 and is reflected as a reduction of the carrying value of the debt on the consolidated balance sheets.

As of December 31, 2020, the Company has accrued $295 of paid-in-kind interest as a component of the carrying value of the 2020 Notes as the payment of such interest will occur upon maturity or the earlier settlement of the 2020 Notes.

Capital lease obligations: The Company’s debt arising from capital lease obligations primarily relates to vehicles and equipment.

The aggregate future maturities of debt are as follows:

Year Ended December 31,	Term loans and convertible notes payable	Capital lease obligations
2021	$31,538	$738
2022	—	680
2023	—	319
2024	144,877	64

	176,415	1,801
Less: imputed interest	—	(192)

Total future maturities	$176,415	$1,609

Note 4. Stockholders’ equity

Convertible preferred stock

The Company has authorized the issuance of 395,904,893 shares of convertible preferred stock (“Preferred Stock”), of which 53,030,270 shares are designated as Series Seed Preferred Stock, 91,549,300 shares are designated as Series A Preferred Stock, 55,452,865 shares are designated as Series B Preferred Stock, 108,459,871 are designated as Series C Preferred Stock and 87,412,587 are designated as Series D Preferred Stock (collectively, the “Preferred Stock”).

In July 2020 and March 2019, the Company issued 21,503,497 and 65,909,090 shares of Series D Preferred Stock, respectively, at a purchase price of $1.43 per share, in exchange for gross cash proceeds of $30,750 and $94,250, respectively. In connection with this, the Company incurred issuance costs of approximately $12 and $73 during the years ended December 31, 2020 and 2019, respectively.

The following summarizes the rights and preferences of the Preferred Stock (terms specific to each respective series of Preferred Stock are identified where relevant):

Distributions and liquidation preferences: The holders of Preferred Stock receive, in the event of a liquidation event and prior to any distribution to common stockholders, an amount equal to (i) the original

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

issuance price per share for the Series Seed, A, B, C and D Preferred Stock equal to $0.132, $0.284, $0.541, $0.922 and $1.43, respectively, adjusted as necessary, and (ii) any dividends declared and/or accrued, but unpaid. After payment of the preferred preference, the remaining proceeds are to be distributed to the holders of the common stock on a pro-rata basis. The Preferred Stockholders shall be entitled to receive the greater of the Original Issue Price plus any accrued and unpaid dividends or such amount per share that would have been payable had all of the Preferred Stock been converted in Common Stock.

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the board of directors (the “Board”) from the Company’s legally available funds. The preferred stock dividends are given preference to any declaration or payment of any dividend on the Company’s common stock. The holders of Preferred Stock also are entitled to participate pro rata in any dividends paid on the Common Stock on an as-if-converted basis.

Conversion: Each share of Preferred Stock is convertible at the option of the holder at any time after the date of issuance into a number of shares of voting common stock as determined by dividing the original issue price for the relevant series by the conversion price for such series. The conversion price per share for Series Seed, A, B, C and D Preferred Stock is $0.132, $0.284, $0.541, $0.922 and $1.43, respectively, subject to adjustment, as defined. Conversion is automatic upon the earlier of (1) the Company’s sale of common stock in a firm commitment underwritten public offering provided that the offering price per share is at least $2.145 per share and the aggregate net proceeds are at least $25,000 or (2) at the election of the majority of preferred stockholders.

The conversion price will also be subject to proportional adjustment for events such as stock splits, stock dividends, and recapitalization.

Voting: The holders of the Preferred Stock and voting common stock are entitled to vote together as a single class and not separate unless provided by law or other provisions of the articles of incorporation and receive one vote per voting common stock share equivalent. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of voting common stock into which the shares of Preferred Stock would be convertible.

Redemption (deemed liquidation events): The Preferred Stock is not mandatorily redeemable. The Preferred Stock is only redeemable in the event of a deemed liquidation event and a majority of the preferred stockholders request such redemption in writing at least five days prior to the effective date of such deemed liquidation event. Shares of Preferred Stock shall be redeemed by the Company out of funds lawfully available at a price per share noted above plus any accrued or declared but unpaid dividends thereon. A deemed liquidation event includes each of the following unless the majority of preferred stockholders elect otherwise:

a)

a merger or consolidation of the Company with or into another entity, unless the shares of stock of the Company continue to represent or are converted into or exchanged for shares of capital stock that represent a majority of voting power of the surviving corporation; or

b)	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of substantially all the assets of the Company.

The Company has evaluated the Preferred Stock offerings, its investor registration rights and the rights, preferences and privileges of each series of Preferred Stock and has concluded that there were no embedded features that met the definition of a derivative requiring bifurcation and separate accounting. Additionally, the Company assessed the conversion terms associated with its Preferred Stock and concluded that they did not include beneficial conversion features.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

The Company has classified Preferred Stock as permanent equity as all deemed liquidation events are within the control of the Company as the common voting shareholders control four of the seven seats of the board of directors and the CEO holds the majority of the common voting shares. In addition, the Company does not currently believe that the related contingent events and the redemption of the Preferred Stock is probable to occur. Therefore, the Company is not currently accreting the Preferred Stock to redemption value, and will only do so if the Preferred Stock becomes probable of redemption in the future.

The redemption value of the Series Seed, A, B, C, and D Preferred Stock at December 31, 2020 was $7,000, $26,000, $30,000, $100,000 and $125,000, respectively. The Company has not declared any dividends related to the Preferred Stock.

Common stock

Voting common shares: The Company has authorized 610,000,000 shares of Voting Common Shares, par value $0.001 of which 190,012,330 are issued and outstanding at December 31, 2020 and 2019. Such shares confer upon holders the right to receive dividends out of any assets legally available, when and as declared by the Board, but subject to the prior right of the holders of the Preferred Shares as described above.

Non-voting common shares: The Company has authorized 98,000,000 shares of Non-Voting Common Shares, par value $0.001 of which 6,402,678 and 4,961,752 are issued and outstanding at December 31, 2020 and 2019, respectively.

The following shares of common stock are reserved for future issuance:

	Voting common shares	Non-voting common shares
Conversion of redeemable, convertible preferred stock	395,904,883	—
Warrants issued and outstanding	—	37,901,225
Stock options issued and outstanding	—	43,948,554
Authorized for future grant under 2014 Stock Option and Grant Plan	—	6,042,628

	395,904,883	87,892,407

Warrants for non-voting common stock: In February 2019 and December 2019, the Company issued warrants to purchase 15,025,563 and 17,625,662 shares of non-voting common stock (the “2019 Warrants”), respectively, at an exercise price of $0.001 per share to a lender in connection with the Credit Agreement discussed in Note 3. These non-voting common stock warrants expire in February 2029 and December 2029, respectively. The estimated grant date fair value of these non-voting common stock warrants was $0.53 per share at issuance date (aggregate fair value of $14,482), which approximated the estimated fair value of a share of the Company’s common stock on the respective dates of issuance. The fair value of the Company’s common stock is based on certain factors as further discussed in Note 5.

In 2018, the Company issued warrants to purchase shares of non-voting common stock at an exercise price of $0.922 per share (the “2018 Warrants”). These non-voting common stock warrants expire in March 2024. The total award could be exercised for 4,750,000 shares, of which 2,375,000 warrants were exercisable at issuance and 2,375,000 shares may become exercisable upon attaining performance requirements. The performance requirements are attained with each 2,000 residential living units in residential buildings, as defined in the warrant purchase agreement, become paying subscribers to the Company’s internet service, whereby 475,000

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

warrants vest. During the year ended December 31, 2020, the performance requirements were met related to an additional 2,000 living units and accordingly, an incremental additional 475,000 warrants vested. During the year ended December 31, 2019, no performance requirements were met. The estimated grant date fair value of these non-voting common stock warrants was $0.0066 per share at issuance date (aggregate fair value of $31).

In September 2017, the Company issued warrants to purchase 500,000 shares of non-voting common stock at an exercise price of $0.17 per share (the “2017 Warrants”) to a lender in connection with the 2017 Term Loan Agreement discussed in Note 3. These non-voting common stock warrants expire in September 2027. The estimated grant date fair value of these non-voting common stock warrants was $0.0622 per share at issuance date (aggregate fair value of $31), which approximated the estimated fair value of a share of the Company’s common stock on the respective dates of issuance. The fair value of the Company’s common stock is based on certain factors as further discussed in Note 5.

The 2019, 2018 and 2017 Warrants were assessed under ASC 480 and ASC 815 upon each respective issuance and were determined to meet the requirements for equity classification. Accordingly, the Company recorded the grant date fair value for the 2018 Warrants and the allocated fair value for the 2019 Warrants (see Note 3) of each respective non-voting common stock warrant to additional paid in capital upon their issuance dates.

As of December 31, 2020, the following warrants to issue non-voting common shares of the Company remain outstanding:

Original Issuance Date	Expiration Date	Exercise Price	Warrants issued	Warrants currently exercisable
September 2017	September 2027	$0.170	500,000	500,000
March 2018	March 2024	$0.922	4,750,000	2,850,000
February 2019	February 2029	$0.001	15,025,563	15,025,563
December 2019	December 2029	$0.001	17,625,662	17,625,662

			37,901,225	36,001,225

Note 5. Share-based compensation expense

In December 2014, the Board of directors and stockholders approved the Starry, Inc. Amended and Restated 2014 Stock Option and Grant Plan (the “2014 Plan”), and amended in March 2019, allowing the Company to grant up to 55,243,860 shares of the Company’s non-voting common shares. The 2014 Plan permits the granting of various awards including stock options (including both nonqualified options and incentive options) and restricted stock awards to employees, officers, directors, and non-employee consultants of the Company. An aggregate of 6,042,628 non-voting common shares were available to issue under the 2014 Plan as of December 31, 2020.

The 2014 Plan is administered by the Board. The selection of participants, allotment of shares, determination of price and other conditions are determined by the Board at its sole discretion in order to attract and retain personnel instrumental to the success of the Company. As of December 31, 2020 and 2019 only stock options and restricted stock awards have been granted to employees, directors, consultants and advisors.

Under the 2014 Plan, the option exercise price for all grantees equals the stock’s estimated fair value on the date of the grant. The Board determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors, including independent third-party valuations of the Company’s common

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

stock, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, amongst other factors. The Company believes the fair value of stock options granted to nonemployees is more readily determinable than the fair value of services rendered.

The fair value of the underlying common stock will be determined by the Company’s Board until such time the Company’s common stock is listed on an established exchange or national market system.

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model in order to measure the compensation cost associated with the award. This model incorporates certain assumptions for inputs including an expected volatility in the market value of the underlying common stock, expected term, a risk-free interest rate, and the expected dividend yield of the underlying common stock.

The following assumptions were used for options issued during the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Expected volatility	24.0 - 28.1%	24.0 - 24.7%
Expected term (in years)	5.0 - 6.1	5.4 - 6.4
Risk-free interest rate	0.4 - 1.7%	1.4 - 2.3%
Expected dividend yield	$0.00	$0.00

•

Expected volatility: The expected volatility was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock.

•

Expected term: For employees, the expected term is determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of the Company’s employee stock options which are considered to have “plain vanilla” characteristics.

•

Risk-free interest rate: The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

•	Expected dividend yield: The expected dividend yield was based on the Company’s history and management’s current expectation regarding future dividends.

Employee and nonemployee stock options generally vest over four years, with a maximum term of ten years from the date of grant. The awards become available to the recipient upon the satisfaction of a vesting condition based upon either a period of service or the achievement of a milestone, either of which may be accelerated at the discretion of the Board. Share-based compensation expense is recognized on a straight-line basis over the applicable vesting period.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Stock options: A summary of stock option award activity for the year ended December 31, 2020 is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2020	41,823,734	$0.28	7.7	$10,584
Expired	(2,881,917)	0.40
Granted	13,294,000	0.55
Exercised	(1,440,926)	0.15
Cancelled or forfeited	(6,846,337)	0.46

Outstanding at December 31, 2020	43,948,554	$0.33	7.3	$11,053

Exercisable at January 1, 2020	19,939,391	$0.15	6.6	$7,590

Exercisable at December 31, 2020	25,070,044	$0.21	6.2	$9,371

There were no options with an exercise price greater than the market price on December 31, 2020 to exclude from the intrinsic value computation. The intrinsic value of stock options exercised during the years ended December 31, 2020 was $618 as determined on the date of exercise. There were no stock options awarded to non-employees during the years ended December 31, 2020.

Share-based compensation expense for the years ended December 31, 2020 and 2019 were $960 and $729, respectively, and is included within research and development as well as selling, general and administrative expense on the accompanying consolidated statements of operations. As of December 31, 2020, there was approximately $2,325 of unrecognized compensation cost related to share-based payments which is expected to be recognized over a weighted-average period of 2.8 years.

Note 6. Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

	December 31,
	2020	2019
Distribution system	$91,719	$59,628
Asset retirement obligation	1,232	650
Construction in progress	12,496	10,179
Equipment	4,814	4,014
Vehicles	2,875	2,367
Site acquisition costs	2,547	2,201
Furniture and fixtures	1,163	1,131
Software	626	407
Leasehold improvements	596	524

	118,068	81,101
Less: accumulated depreciation	(31,410)	(13,936)

Property and equipment, net	$86,658	$67,165

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Depreciation expense for the years ended December 31, 2020 and 2019 totaled approximately $19,350 and $9,567 respectively, and is included within cost of revenues, selling, general and administrative, and research and development expense on the accompanying consolidated statements of operations. The Company reported $16,676 and $7,749, in 2020 and 2019, respectively, of depreciation related to the deployed assets which comprise its distribution system.

Note 7. Asset retirement obligations

The following table summarizes changes in the Company’s asset retirement obligations for the years ended December 31, 2020 and 2019:

Balance, January 1, 2019	$183
New asset retirement obligations	479
Accretion expense	41

Balance, December 31, 2019	703
New asset retirement obligations	582
Accretion expense	114

Balance, December 31, 2020	$1,399

Accretion expense associated with asset retirement obligations is included within selling, general and administrative expenses on the accompanying consolidated statements of operations.

Note 8. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following at December 31, 2020 and 2019:

	December 31,
	2020	2019
Receivable from 2020 Strategic Partner Arrangement (see Note 11)	$259	$—
Prepaid software	553	659
Contract Manufacturer	565	995
Other	463	348

	$1,840	$2,002

Note 9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following at December 31, 2020 and 2019:

	December 31,
	2020	2019
Accrued compensation and benefits	$3,633	$4,184
Accrued sales and use tax	3,327	2,098
Accrued purchases of property and equipment	2,257	638
Other	3,856	3,165

	$13,073	$10,085

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Note 10. Income taxes

For the years ended December 31, 2020 and 2019, the Company did not record a tax provision or benefit due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist primarily of losses from domestic operations.

The significant components of the Company’s deferred taxes as of December 31, 2020 and 2019 are as follows:

	2020	2019
Deferred tax assets:
Federal and state net operating loss carryforwards	$86,964	$53,000
Research and development tax credits	5,269	4,093
Capitalized research and development costs	1,911	2,230
Payroll tax deferral	655	—
Reserves and accruals	354	261
Other	108	11

Total deferred tax assets	95,261	59,595
Deferred tax liabilities:
Fixed Assets - Depreciation	(1,815)	(1,120)
Other	(622)	—

Total deferred tax liabilities	(2,437)	(1,120)
Valuation allowance	(92,824)	(58,475)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the Company’s deferred tax assets. As a result, a full valuation allowance of $92,824 and $58,475, respectively, has been established against the deferred tax assets for both years. Management reevaluates the positive and negative evidence at each reporting period. The valuation allowance increased by approximately $34,349 during the year ended December 31, 2020 primarily as a result of increases in the Company’s net operating losses.

The Company has federal net operating loss carryforwards of approximately $325,901 of which $49,477 will begin to expire in 2034 and $276,424 can be carried forward indefinitely. The Company also has state net operating loss carryforwards of approximately $295,183, which will begin to expire in 2034. The Company also has federal and state research and development tax credit carryforwards of $3,507 and $2,230, respectively, which begin to expire in 2034 and 2029, respectively.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

A reconciliation of the income tax expense computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2020	2019
Federal statutory rate of 21%	21.0%	21.0%
State taxes	6.8	5.9
Research & development credits	1.0	1.4
Other	(1.0)	(0.2)
Change in valuation allowance	(27.8)	(28.1)

Effective tax rate	0.0%	0.0%

The Company files a U.S. federal income tax return and various state returns. All tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (IRS) or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other jurisdictions for any tax years.

The Company’s ability to utilize a portion of its net operating loss and research and development carryforwards is subject to certain limitations under section 382 and 383 of the Internal Revenue Code of 1986, as amended and corresponding provision of state law, due to ownership change that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development credit carryforward before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

As of December 31, 2020 and 2019, the Company has not identified any uncertain tax positions for which reserves would be required. The Company will recognize interest and penalties, if any, related to uncertain tax positions in income tax expense. As of December 31, 2020, no interest or penalties have been accrued. In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), was signed into law in the United States in March 2020. The CARES Act adjusted a number of provisions of the tax code, including the calculation and eligibility of certain deductions and the treatment of net operating losses and tax credits. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2020, or to the Company’s net deferred tax assets as of December 31, 2020.

Note 11. Commitments and contingencies

2020 Strategic Partner Arrangement: On June 19, 2020, the Company entered into a 10 year arrangement, renewable for an additional 5 years (the “Arrangement”) with a third party to jointly deploy a fixed millimeter wave broadband service in a new market, which will provide internet and voice over internet protocol (“VoIP”) services to Starry customers. The third party has agreed to fund the equipment necessary to deliver the service in exchange for a revenue sharing arrangement whereby the third party will be entitled to a percentage of revenue

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

earned by the Company in the new market. Pursuant to the Arrangement, the Company will sell in exchange for cash consideration the equipment to the third party and lease the equipment back. The seller-financing portion of the transaction created a form of continuing involvement which precludes sale-leaseback accounting until the related amounts due are paid in full. Accordingly, the Company accounted for the sale-leaseback as a financing transaction with the third party, with the equipment remaining on our books at its then carrying value, the net cash proceeds received being reflected as a financing obligation, and the expected future payments under the revenue sharing agreement to the third party being treated as debt service and applied to interest and principal over the initial 10 year term. The discount rate is calculated based on expected future payments under the revenue sharing agreement. The third party has the right to terminate the Arrangement for any reason no earlier than June 2023. In the event of an early termination, the Company is required to repurchase the equipment at a repurchase price equal to the net book value of the equipment as reflected on the third party’s balance sheet at the time of the termination. The Company has made an accounting policy election to use the prospective method to account for changes in actual or estimated cash flows related to the debt service.

For the year ending December 31, 2020, there were no revenue share payments made. As of December 31, 2020, the financing obligation was $1,722 and is included in debt, net of current portion on the consolidated balance sheets. As of December 31, 2020, $259 owed by the third party and is included in prepaid expenses and other current assets on the consolidated balance sheets.

Operating leases: The Company has operating leases for its corporate offices and other facilities, roof rights, equipment leases, and fiber networks, under various non-cancelable agreements. Future minimum rental commitments for operating leases with non-cancelable terms of one year or more at December 31, 2020, are as follows:

2021	$9,325
2022	7,953
2023	6,545
2024	3,670
2025	2,069
Thereafter	2,133

$31,695

Total rent expense for the years ended December 31, 2020 and 2019 were $8,011 and $5,446, respectively.

Purchase Commitments: The Company entered into non-cancelable purchase commitments with various contract manufacturers during the year ended December 31, 2020 to purchase items to be installed in the Company’s distribution system. As of December 31, 2020, these purchase commitments totaled $18,845.

Legal Proceedings: The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment, and other matters. Management believes that the outcome of such legal proceedings, legal actions and claims will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Note 12. Net loss per share

The following table sets forth the computation of the basic and diluted net loss per share:

	December 31,
	2020	2019
Numerator:
Net loss attributable to common stockholder	$(125,093)	$(92,205)

Denominator:
Weighted average shares outstanding, basic and diluted	194,177,522	193,707,267

Basic and diluted earnings per share:
Voting common stock	$(0.64)	$(0.48)

Non-voting common stock	$(0.64)	$(0.48)

The Company’s potential dilutive securities, which include stock options, convertible preferred stock, and vested warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

The Company issued warrants that are contingently exercisable into shares of non-voting common stock upon meeting certain performance conditions. The unvested warrants will not be included in the computation of dilutive net loss per share for all periods presented as none of the performance conditions have been satisfied as of December 31, 2020. However, had the contingency been satisfied as of December 31, 2020, the warrants would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share.

The Company issued convertible notes payable during 2020 that are contingently convertible into shares of non-voting common stock upon the occurrence of certain specified future events. The Company’s contingently convertible notes payable did not meet the condition to be converted to common stock as of December 31, 2020 and therefore will not be included in the computation of dilutive net loss per share for the year ended December 31, 2020. However, had the contingency been satisfied as of December 31, 2020, the warrants would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share.

The number of shares underlying the Company’s outstanding stock options, redeemable, convertible preferred stock, and warrants are summarized and disclose in Note 4.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Note 13. Supplemental cash flow information

The following tables provides a reconciliation of cash, cash equivalents and restricted cash reported in the balance sheets as of December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
Cash and cash equivalents	$25,594	$76,883
Restricted cash	110	251
Restricted cash included in other assets	1,127	1,232

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$26,831	$78,366

The following table provides supplemental cash flow information for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
Cash paid for interest	$136	$114

Cash paid for taxes	$—	$—

The following table provides supplemental disclosures of noncash investing and financing activities for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
Property and equipment acquired through capital lease obligations	$424	$1,555

Asset retirement obligations associated with deployed equipment	$582	$479

Purchase of property and equipment included within accounts payable	$8,036	$4,555

Note 14. Retirement plan

The Company makes available a 401(k) defined contribution savings plan (the “401(k) Plan”) for its employees. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Under such a plan, employees may make voluntary contributions. For the years ended December 31, 2020 and 2019, there was no employer matching contribution made to the 401(k) Plan.

Note 15. Subsequent events

The Company evaluated all events or transactions that occurred after December 31, 2020 through November 5, 2021, the date the consolidated financial statements were available to be issued.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

January 2021 Convertible Debt

In January 2021, the Company issued convertible notes payable in exchange for cash totaling $11,000 (the “2021 Notes”). The 2021 Notes bear interest at 3.0% per annum and mature on October 29, 2021. The 2021 Notes are only prepayable with the consent of the holder and are an unsecured obligation of the Company.

Series E Preferred Stock Issuance

In March 2021, the Company completed the initial closing of the Series E Preferred Stock financing round. The closing of the Series E Preferred Stock triggered the conversion of the Company’s convertible debt into Series E Preferred Stock. The 2020 Notes and 2021 Notes converted into Series E-1 and Series E-2 Preferred Stock, respectively. The 2020 Notes converted into 22,204,490 shares of Series E-1 Preferred Stock with an original price per share of $1.43. The 2021 Notes converted into 8,232,627 shares of Series E-2 Preferred Stock with an original price per share of $1.34.

Additionally, the Company issued 56,547,618 shares of E-3 Preferred stock with an original price per share of $1.68, for approximately $95,000 in cash.

On March 31, 2021, the Company issued 14,880,952 shares of E-3 Preferred stock in exchange for approximately $25,000 in cash.

The current carrying value as of March 31, 2021 of the Series E Preferred Stock is approximately $162,634, which is $162,784 in gross proceeds with issuance costs of $150 and is also reflective of the liquidation value of these shares.

Incorporation of Starry Holdings, Inc.

On September 17, 2021, Starry Holdings, Inc. (“New Starry”) was incorporated as a Delaware corporation and a wholly owned subsidiary of Starry. New Starry was formed solely for the purpose of effectuating the SPAC Merger (defined below) and to serve as the publicly traded parent company of Starry following the closing of the Acquisition Merger (defined below). New Starry owns no material assets or liabilities and does not operate any business.

FirstMark Merger Agreement and Business Combination

On October 6, 2021, FirstMark Horizon Acquisition Corp (“FirstMark”), Sirius Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of FirstMark (“Merger Sub”), Starry and New Starry entered into a merger agreement. Pursuant to the merger agreement, and subject to the terms and conditions contained therein, a business combination will be effected in two steps: (a) FirstMark will merge with and into New Starry, with New Starry surviving the merger as a publicly traded entity and becoming the sole owner of Merger Sub (referred to as the “SPAC Merger”), and (b) Merger Sub will merge with and into Starry, with Starry surviving the merger as a wholly owned subsidiary of New Starry (referred to as the “Acquisition Merger”).

The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, FirstMark is treated as the acquired company and Starry is treated as the accounting acquirer for financial statement reporting purposes.

On the closing date of the Acquisition Merger and immediately prior to the effective time of the Acquisition Merger, (a) each then-outstanding share of Starry Preferred Stock (excluding the Series Z Preferred Stock, par

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

value $0.001 per share of Starry (“Starry Series Z Preferred Stock”)) will convert automatically into a number of shares of common stock, par value $0.001 per share, of Starry (“Starry Common Stock”) at the then-effective conversion rate as calculated pursuant to the certificate of incorporation of Starry (the “Conversion”); and (b) each then-outstanding and unexercised warrant of Starry (the “Starry Warrants”) will automatically be exercised in exchange for shares of Starry Common Stock pursuant to the terms of such Starry Warrant and shall be automatically cancelled, extinguished and retired and cease to exist.

At the effective time of the Acquisition Merger, pursuant to the Acquisition Merger: (a) each then-outstanding share of Starry Common Stock, including shares of Starry Common Stock resulting from the Conversion, will be canceled and automatically converted into the right to receive (i) with respect to Chaitanya Kanojia, the number of shares of Class X common stock, par value $0.0001 per share, of New Starry (the “New Starry Class X Common Stock”) and (ii) with respect to any other persons who hold Starry Common Stock, the number of shares of New Starry Class A Common Stock, in each case, equal to the applicable exchange ratio (determined in accordance with the merger agreement and as further described in the proxy statement/prospectus); (b) each share of then-outstanding Starry Series Z Preferred Stock will convert automatically into the right to receive shares of New Starry Class A Common Stock on a one-to-one basis (c) each then-outstanding and unexercised option of Starry (a “Starry Option”) will be converted into an option exercisable for shares of New Starry Class A Common Stock (a “New Starry Option”), on the same terms and conditions as were applicable to such Starry Option, based on the exchange ratio (determined in accordance with the merger agreement and as further described in the proxy statement/prospectus); and (d) each then-outstanding award of restricted stock units of Starry (a “Starry RSU Award”) will be converted into an award covering shares of New Starry Class A Common Stock (a “New Starry RSU Award”), on the same terms and conditions as were applicable to such Starry RSU Award, based on the exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus).

PIPE Subscription Agreement

In connection with the execution of the merger agreement, FirstMark and New Starry entered into the PIPE subscription agreements with the PIPE investors, pursuant to which, among other things, the PIPE investors party thereto agreed to purchase an aggregate of 10,900,000 shares of New Starry Class A common stock following the close of the SPAC Merger and immediately prior to the close of the Acquisition Merger at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $109,000 in the PIPE investment. The PIPE subscription agreements contain customary representations, warranties, covenants and agreements of FirstMark and the PIPE investors and are subject to customary closing conditions and termination rights. The PIPE Investment is expected to close following the close of the SPAC Merger and immediately prior to the close of the Acquisition Merger.

Convertible Notes Subscription Agreement

In connection with the execution of the merger agreement, FirstMark entered into the Convertible Notes subscription agreements with the Convertible Notes investors, pursuant to which, among other things, the Convertible Notes investors agreed to purchase an aggregate of $150,000 principal amount of Convertible Notes immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, resulting in aggregate proceeds of $150,000 in the Convertible Notes investment. The Convertible Notes subscription agreements contain customary representations, warranties, covenants and agreements of FirstMark and the Convertible Notes investors and are subject to customary closing conditions and termination rights. The Convertible Notes investment is expected to close immediately prior to the close of the Acquisition Merger.

Starry, Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share data)

Series Z Subscription Agreement

In connection with the execution of the merger agreement, Starry entered into the Series Z Subscription Agreement with the Series Z Investors (affiliates of FirstMark), pursuant to which the Series Z Investors agreed to subscribe and purchase, in the aggregate, 2,100,000 shares of Starry Series Z Preferred Stock at $10.00 per share for an aggregate commitment amount of $21 million. The closings under the Series Z Subscription Agreement will occur immediately prior to or substantially concurrently with the closing date of the Acquisition Merger.

Starry shall take all actions necessary to cause each share of Starry Series Z Preferred Stock that is issued and outstanding immediately prior to the effective time of the Acquisition Merger to be converted into the right to receive a number of shares of New Starry Class A Common Stock equal to the number of shares of Starry Series Z Preferred Stock held by each holder of Starry Series Z Preferred Stock as of immediately prior to the effective time of the Acquisition Merger.

Fifth Amendment to 2019 Credit Agreement and Warrant Purchase Agreement

On October 6, 2021, the Company entered into the Fifth Amendment to the 2019 Credit Agreement (“Fifth Amendment”) with lenders to provide for a total of $40,000 in term loans (“Tranche C Loan”) and up to an additional $10,000 in delayed draw loans (“Delayed Draw Tranche C Loan”). Two lenders in the Trance C Loans were also lenders in the Tranche B Loans, lending $6,000 and $1,500 respectively.

The proceeds of the Initial Tranche C Loans shall be used solely (i) to finance capital expenditures and working capital and for general corporate purposes and (ii) to pay fees, commissions and expenses in connection with the transactions contemplated by the Fifth Amendment. The proceeds of the Delayed Draw Tranche C Loans shall be used solely to finance capital expenditures and working capital and for general corporate purposes.

In conjunction with the Fifth Amendment, the Company entered into the Warrant Purchase Agreement as of October 6, 2021. The Company agrees to issue warrants to the lenders to purchase 11,509,673 shares of Nonvoting Starry Common Stock.

Starry, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(Dollar amounts in thousands, except share and per share data)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$84,820	$25,594
Restricted cash	30	110
Accounts receivable, net	368	264
Deferred costs	453	—
Prepaid expenses and other current assets	3,981	1,840

Total current assets	89,652	27,808
Property and equipment, net	105,024	86,658
Intangible assets	48,463	48,463
Restricted cash and other assets	1,374	1,361

Total assets	$244,513	$164,290

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$7,489	$7,457
Unearned revenue	1,710	1,169
Current portion of debt	1,258	29,875
Accrued expenses and other current liabilities	15,564	13,073

Total current liabilities	26,021	51,574
Debt, net of current portion	144,823	133,932
Asset retirement obligations	1,858	1,399
Other liabilities	10,864	3,068

Total liabilities	183,566	189,973

Stockholders’ equity (deficit):
Seed series convertible preferred stock; $0.001 par value; 53,030,270 shares authorized; 53,030,260 shares issued and outstanding at June 30, 2021 and December 31, 2020 (liquidation preference of $7,000)	6,990	6,990
Series A convertible preferred stock; $0.001 par value; 91,549,300 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020 (liquidation preference of $26,000)	25,946	25,946
Series B convertible preferred stock; $0.001 par value; 55,452,865 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020 (liquidation preference of $30,000)	29,910	29,910
Series C convertible preferred stock; $0.001 par value; 108,459,871 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020 (liquidation preference of $100,000)	99,989	99,989
Series D convertible preferred stock; $0.001 par value; 87,412,587 shares authorized; 87,412,587 issued and outstanding at June 30, 2021 and December 31, 2020 (liquidation preference of $125,000)	124,915	124,915
Series E convertible preferred stock; $0.001 par value; 104,841,877 shares authorized; 101,865,687 and 0 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (liquidation preference of $162,784)	165,434	—
Common stock; $0.001 par value; 708,000,000 shares authorized; 198,084,323 and 196,415,008 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	11	9
Additional paid-in capital	22,178	21,384
Accumulated deficit	(414,426)	(334,826)

Total stockholders’ equity (deficit)	60,947	(25,683)

Total liabilities and stockholders’ equity (deficit)	$244,513	$164,290

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Starry, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(Dollar amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2021	2020
Revenues	$9,614	$5,477
Cost of revenues	(25,822)	(16,861)

Gross loss	(16,208)	(11,384)
Operating expenses:
Selling, general and administrative expenses	(30,238)	(26,416)
Research and development	(12,418)	(10,802)

Total operating expenses	(42,656)	(37,218)

Loss from operations	(58,864)	(48,602)
Other income (expense):
Interest expense	(12,581)	(8,358)
Other income (expense), net	(8,155)	38

Total other expense	(20,736)	(8,320)

Net loss	$(79,600)	$(56,922)

Net loss per share of voting and non-voting common stock, basic and diluted	$0.40	$0.29

Weighted-average shares outstanding, basic, and diluted	197,336,304	195,123,205

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Starry, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit) (Unaudited)

(Dollar amounts in thousands, except share data)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at January 1, 2021	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	87,412,587	$124,915	—	$—	196,415,008	$9	$21,384	$(334,826)	$(25,683)
Issuance of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	1,669,315	2	216	—	218
Issuance of Series E convertible preferred stock, net of issuance costs of $150	—	—	—	—	—	—	—	—	—	—	71,428,570	119,850	—	—	—	—	119,850
Conversion of convertible notes payable to Series E convertible preferred stock	—	—	—	—	—	—	—	—	—	—	30,437,117	45,584	—	—	—	—	45,584
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	578	—	578
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(79,600)	(79,600)

Balance at June 30, 2021	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	87,412,587	$124,915	101,865,687	$165,434	198,084,323	$11	$22,178	$(414,426)	$60,947

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value
Balance at January 1, 2020	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	65,909,090	$94,177	194,974,082	$6	$16,312	$(209,733)	$63,597
Issuance of common stock options	—	—	—	—	—	—	—	—	—	—	259,009	—	49	—	49
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	458	—	458
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(56,922)	(56,922)

Balance at June 30, 2020	53,030,260	$6,990	91,549,300	$25,946	55,452,865	$29,910	108,459,871	$99,989	65,909,090	$94,177	195,233,091	$6	$16,819	$(266,655)	$7,182

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Starry, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Dollar amounts in thousands, except share data)

	Six Months Ended June 30,
	2021	2020
Operating activities:
Net loss	$(79,600)	$(56,922)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	12,973	8,548
Paid-in-kind interest on term loans and convertible notes payable	8,369	7,316
Amortization of debt discount	3,150	974
Conversion of debt discount	971	—
Loss on extinguishment of debt	2,361	—
Fair value adjustment of derivative liability	5,796	—
Loss on disposal of property and equipment	1,223	736
Share-based compensation	578	458
Accretion of asset retirement obligations	89	47
Provision for doubtful accounts	2	—
Changes in operating assets and liabilities:
Accounts receivable	(106)	(45)
Deferred costs	(453)	—
Prepaid expenses and other current assets	(2,141)	(712)
Other assets	(14)	—
Accounts payable	(770)	(546)
Unearned revenue	541	170
Accrued expenses and other current liabilities	1,473	(362)
Other liabilities	2,000	372

Net cash used in operating activities	(43,558)	(39,966)
Investing activities:
Purchases of property and equipment	(29,985)	(17,699)

Net cash used in investing activities	(29,985)	(17,699)
Financing activities:
Proceeds from the issuance of convertible notes payable and beneficial conversion feature on convertible notes	11,000	—
Proceeds from Strategic Partner Arrangement	1,994	—
Proceeds from exercise of common stock options	218	49
Proceeds from the issuance of Series E Preferred Stock, net of issuance costs	119,850	—
Repayments of capital lease obligations	(373)	(230)

Net cash provided by (used in) financing activities	132,689	(181)

Net increase (decrease) in cash and cash equivalents and restricted cash:	59,146	(57,846)
Cash and cash equivalents and restricted cash, beginning of period	26,831	78,366

Cash and cash equivalents and restricted cash, end of period	$85,977	$20,520

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

Note 1. Description of business

Starry, Inc. is a telecommunications company investing in the future of fixed wireless technology. Starry, Inc. delivers high-quality and affordable broadband access using innovative, proprietary wideband hybrid fiber wireless technology. Active phased arrays are used to amplify wireless signals and optimize service from multiple antennas deployed throughout a region. By using a fixed wireless network, reliance on municipal infrastructure is reduced, extensive installation times are bypassed, and network deployment is increased in comparison to its fiber competitors. Services are provided to customers in Boston, Los Angeles, New York City, Denver, Washington, D.C, Columbus and other metro areas adjacent to those cities.

Going concern: These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company is an early stage growth company and has generated negative cash flows from operating activities since inception. The Company requires additional capital investment in order to execute the strategic business plan to expand services offerings into new markets. Management plans to raise additional capital through a combination of potential options, including but not limited to, equity and debt financings.

Additional equity financing may not be available on favorable terms and could be dilutive to current stockholders. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments.

The Company’s ability to access capital when needed is not assured and, if capital is not available to the Company when, and in the amounts needed, the Company could be required to delay, scale back, or abandon some or all of its expansion efforts and other operations, which could materially harm the Company’s business, financial condition and results of operations. Because of this uncertainty, there is substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date that these unaudited condensed consolidated financial statements are issued, and therefore, whether we realize our assets and settle our liabilities in the normal course of business and at the amounts stated in the accompanying unaudited condensed consolidated financial statements. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, nor do they include adjustments to reflect the future effects of the recoverability or classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2. Summary of significant accounting policies

Basis of presentation and principles of consolidation: The unaudited condensed consolidated financial statements are prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Accordingly, certain information and footnote disclosures required by generally accepted accounting principles in the United States of America (“U.S. GAAP”) for complete financial statements have been condensed or omitted in accordance with such rules and regulations include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control. All material intercompany accounts, transactions and profits are eliminated in consolidation. The unaudited condensed consolidated financial statements included in this registration statement were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (all of which are considered of normal recurring nature) considered necessary to present fairly the results of the interim periods presented.

These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited consolidated financial statements and related notes included elsewhere in this registration statement.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

The accompanying unaudited condensed consolidated balance sheet and related disclosures as of December 31, 2020 have been derived from the Company’s audited financial statements included in the registration statement herein. The Company’s financial position as of June 30, 2021, and operating results for the six months ended June 30, 2021 are not necessarily indicative of the financial position and results of operations that may be expected for any future interim period or for the year ended December 31, 2021.

Emerging growth company: Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Use of estimates and uncertainty of the coronavirus pandemic: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the amounts of revenues and expenses during the reporting period. The Company’s most significant estimates and judgments involve valuation of share-based compensation, including the fair value of common stock, the valuation of warrants and a derivative liability, the assessment of asset retirement obligations, internal labor capitalization, and impairment assessments. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from management’s estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

As the coronavirus pandemic continues to evolve, the Company believes the extent of the impact to its business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

circumstances continue to exist for a prolonged period of time. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in these unaudited condensed consolidated financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, the Company may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations.

Recent accounting pronouncements issued, not yet adopted:

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard, ASC 842, Leases (“ASC 842”), to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheets. Most significant among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. ASC 842 is effective for the Company beginning January 1, 2022, with early adoption permitted.

The Company is currently evaluating the impact the new guidance will have on its financial position and results of operations, but expects to recognize lease liabilities and right of use assets at the time of adoption. The extent of the increase to assets and liabilities associated with these amounts remains to be determined pending the Company’s review of its existing lease contracts and service contracts which may contain embedded leases. The Company is still evaluating the impact the adoption of ASC 842 will have on its consolidated financial statements. The Company is continuing to monitor potential changes to ASC 842 that have been proposed by the FASB and will assess any necessary changes to the implementation process as the guidance is updated.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”), which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held to replace the incurred loss model for financial assets measured at amortized cost and require entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance removes certain settlement conditions that are required for contracts to qualify for equity classification, eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments, and requires the use of the if-converted method. ASU 2020-06 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the effects of this pronouncement on the Company’s consolidated financial statements and the potential impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”), which clarifies and improves the consistency of the Codification by updating various disclosure requirements to align with the

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

SEC’s regulations and ensure all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the Disclosure Section of the Codification. ASU 2020-10 is effective for the Company beginning January 1, 2021, with early adoption permitted. The Company is currently evaluating the effects of this pronouncement on the Company’s consolidated financial statements and the potential impact on the consolidated financial statements.

Note 3. Debt

At June 30, 2021 and December 31, 2020, the carrying value of debt was as follows:

	As of
	June 30, 2021	December 31, 2020
Term loans, net of unamortized discount at June 30, 2021 and December 31, 2020 of $12,256 and $13,657, respectively	$140,743	$131,220
Convertible notes payable, net of unamortized discount at June 30, 2021 and December 31, 2020 of $0 and $2,282, respectively	—	29,256
Strategic Partner Arrangement (see Note 9)	3,716	1,722
Capital lease obligations	1,622	1,609

	146,081	163,807
Less current portion of debt	(1,258)	(29,875)

Debt, net of current portion	$144,823	$133,932

2019 Credit Agreement: In February 2019, the Company entered into a credit agreement with a new lender to provide for a total of $50,000, in the form of two separate term loan tranches of $27,500 and $22,500, respectively. The Company drew the first tranche of $27,500 in February 2019 and the second tranche of $22,500 in June 2019. In December 2019, the Company amended and restated the credit agreement (as amended and restated, the “Credit Agreement”) with a syndicate of lenders, with the new lenders providing for an additional term loan tranche of $75,000, which was immediately drawn by the Company (collectively, the “Term Loans”). As allowed in the Credit Agreement, the Company has elected to pay the interest accrued on an in-kind basis by increasing the principal balance outstanding. For the six months ending June 30, 2021 and the year ended December 31, 2020, the Company has incurred $8,123 and $15,132, respectively, of paid-in-kind interest. Paid-in-kind interest is reflected as a component of the carrying value of the Term Loans as the payment of such interest would occur upon the settlement of the Term Loans.

The Company assessed the embedded features of the Term Loans, including the accelerated repayment (redemption) features and the default rate of interest feature, noting that these features met the definition of a derivative under ASC 815, Derivatives and Hedging and were not clearly and closely related to the debt host instrument. The Company is required to remeasure these derivative features to their then fair value at each subsequent reporting period. The Company determined the fair value of these features to be $0 as of the respective issuance dates of the Term Loans. However, the previously defined accelerated repayment (redemption) feature was ascribed a fair value of $7,646 and $1,850, respectively, as of June 30, 2021 and December 31, 2020. The change in fair value is based on management’s assumptions of the estimated probability that the accelerated repayment would be triggered in the second and third annual periods following the closing of the Credit Agreement. The probabilities were 50% and 5% respectively. Such fair value changes are recorded in other income (expense) on the unaudited condensed consolidated statement of operations and other liabilities on the unaudited condensed consolidated balance sheet.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

2020 Convertible notes payable: During the year ended December 31, 2020, the Company issued convertible notes payable (the “2020 Notes”, see Note 4) in exchange for cash totaling $31,243. Such notes bear interest at 3.0% per annum and mature on June 4, 2021. One current shareholder who is a related party contributed $2,349 of the 2020 Notes balance.

January 2021 Convertible notes payable: In January 2021, the Company issued convertible notes payable in exchange for cash totaling $11,000 (the “2021 Notes”). The 2021 Notes bear interest at 3.0% per annum and mature on October 29, 2021. The 2021 Notes are only prepayable with the consent of the holder and are an unsecured obligation of the Company. The 2021 Notes include the following embedded features:

(a)

Automatic conversion of outstanding principal and unpaid accrued interest upon the closing of the next equity financing. The conversion price will be based on the next equity financing per share price with a 20% discount, as long as it is not greater than $1.57 per share. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the above mentioned conversion price. This feature is effectively made up of two separate components, a share-settled redemption feature when the conversion price is not greater than $1.57 per share, and a traditional conversion option when the conversion price is greater than $1.57 per share.

(b)

Automatic conversion of outstanding principal and unpaid accrued interest upon maturity of the 2021 Notes into shares of Series D preferred stock. The number of Series D preferred stock shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

(c)

Automatic redemption upon the Company closing a corporate transaction. In such scenario, the majority noteholders would elect either (i) the repayment of the outstanding principal and accrued unpaid interest due upon the closing of the corporate transaction or (ii) the conversion of the 2021 Notes into the right to receive a cash payment as though the principal and unpaid accrued interest had converted into conversion shares. The conversion price will be based on the corporate transaction per share price with a 20% discount, provided it is not greater than $1.57. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the above mentioned conversion price. This feature is effectively made up of two separate components, a share-settled redemption feature when the conversion price is not greater than $1.57 per share, and a traditional conversion option when the conversion price is greater than $1.57 per share.

(d)

Automatic conversion of outstanding principal and unpaid accrued interest upon the closing of an initial public offering. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

(e)

Automatic conversion of outstanding principal and unpaid accrued interest upon an event of default under the Credit Agreement. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the Series D preferred stock price.

(f)

In the event of a future non-equity financing prior to the full payment or conversion of the Notes, each lender will have the option to elect for the principal and unpaid accrued interest of each outstanding note to be converted into either (i) the instrument used in the non-equity financing on the same price, or (ii) conversion shares. The number of conversion shares to be issued shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due by (ii) the conversion price.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

The Company assessed the embedded features within the 2021 Notes as detailed above and determined that the automatic conversion feature upon the next equity financing and the redemption upon a corporate transaction (in both cases, when settled in shares at a conversion price less than $1.57 per share) met the definition of a derivative that would require separate accounting from the 2021 Notes. In estimating the fair value of these bifurcated embedded features, the Company concluded that such fair value was de minimis at issuance of the 2021 Notes. Two current shareholders who were related parties contributed $3,000 and $5,000, respectively, of the $11,000 2021 Notes balance.

The total amortization recorded for both the 2020 and 2021 Notes for the six months ended June 30, 2021 is $1,750 and is included within interest expense in the unaudited condensed consolidated statements of operations. As of June 30, 2021, the Company has accrued $246 of paid-in-kind interest as a component of the carrying value of the 2020 Notes and 2021 Notes.

On March 31, 2021, the Company completed the initial closing of a new equity financing for its Series E Preferred Stock. As a result of the closing, both the 2020 Notes and 2021 Notes, including accrued cash and paid-in-kind interest, converted to shares of Series E-1 and Series E-2 Preferred Stock respectively (see Note 4). Based on the Company’s accounting conclusions related to the embedded conversion features, the conversion of the 2020 Notes was treated as a conversion in accordance with the original terms of the 2020 Notes, and as such, carrying value of the 2020 Notes was reclassified to Series E-1 Preferred Stock. The conversion of the 2021 Notes was treated as an extinguishment of the 2021 Notes, with the Series E-2 Preferred Stock being recorded at its fair value (the reacquisition price of the 2021 Notes) and the Company recording a charge to the capital account of $2,791 representing the additional value provided to the holders of the 2021 Notes upon settlement. The Company recorded a loss on extinguishment of $2,361 reflected in the other income (expense), net line item caption.

As a result of the 2020 Notes converting into shares of Series E Preferred Stock, the carrying value of the debt discount on the 2020 Notes was reversed and recognized as interest expense in the amount of $971 for the six months ending June 30, 2021.

Note 4. Stockholders’ equity

Convertible preferred stock

The Company has authorized the issuance of 500,746,770 shares of convertible preferred stock (“Preferred Stock”), of which 53,030,270 shares are designated as Series Seed Preferred Stock (“Series Seed”), 91,549,300 shares are designated as Series A Preferred Stock, 55,452,865 shares are designated as Series B Preferred Stock, 108,459,871 are designated as Series C Preferred Stock, 87,412,587 are designated as Series D Preferred Stock, and 104,841,877 are designated as Series E Preferred Stock (collectively, the “Preferred Stock”).

On March 31, 2021, the Company completed a Series E Preferred Stock financing round whereby it issued shares of Series E-1 Preferred Stock, Series E-2 Preferred Stock, and Series E-3 Preferred Stock. The 2020 Notes had a carrying value of $31,752 and were converted into 22,204,490 shares of Series E-1 Preferred Stock, at a price per share of $1.43. The 2021 Notes had a fair value of $13,832 and were converted into 8,232,627 shares of Series E-2 Preferred Stock, at a price per share of $1.34. The Company issued 71,428,570 shares of Series E-3 Preferred Stock at a purchase price of $1.68 per share, in exchange for gross cash proceeds of $120,000 and incurred issuance costs of $150.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

The following summarizes the rights and preferences of the Preferred Stock (terms specific to each respective series of Preferred Stock are identified where relevant):

Distributions and liquidation preferences: The Preferred Stockholders shall be entitled to receive the greater of the Original Issue Price plus any accrued and unpaid dividends or such amount per share that would have been payable had all of the Preferred Stock been converted in Common Stock. After payment of the preferred preference, the remaining proceeds are to be distributed to the holders of the common stock on a pro-rata basis.

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the board of directors (the “Board”) from the Company’s legally available funds. The Preferred Stock dividends are given preference to any declaration or payment of any dividend on the Company’s common stock. No dividends have been declared to date. The holders of Preferred Stock also are entitled to participate pro rata in any dividends paid on the Common Stock on an as-if-converted basis.

Conversion: Each share of Preferred Stock is convertible at the option of the holder at any time after the date of issuance into a number of shares of voting common stock as determined by dividing the original issue price for the relevant series by the conversion price for such series. The conversion price per share for Series Seed, A, B, C, D, E-1, E-2, E-3 Preferred Stock is $0.132, $0.284, $0.541, $0.922, $1.43, $1.43, $1.34 and $1.68 respectively, (subject to adjustment, as defined). Conversion is automatic upon the earlier of (1) the Company’s sale of common stock in a firm commitment underwritten public offering provided that the offering price per share is at least $2.145 per share and the aggregate net proceeds are at least $25,000 or (2) at the election of the majority of preferred stockholders.

The conversion price will also be subject to proportional adjustment for events such as stock splits, stock dividends, and recapitalization.

Voting: The holders of the Preferred Stock and voting common stock are entitled to vote together as a single class and not separate unless provided by law or other provisions of the articles of incorporation and receive one vote per voting common stock share equivalent. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of voting common stock into which the shares of Preferred Stock would be convertible.

Redemption (deemed liquidation events): The Preferred Stock is not mandatorily redeemable. The Preferred Stock is only redeemable in the event of a deemed liquidation and a majority of the preferred stockholders request such redemption in writing at least five days prior to the effective date of such deemed liquidation event. Shares of Preferred Stock shall be redeemed by the Company out of funds lawfully available at a price per share noted above plus any accrued or declared but unpaid dividends thereon. A deemed liquidation event includes each of the following unless the requisite majority elect otherwise.

a)

a merger or consolidation of the Company with or into another entity, unless the shares of stock of the Company continue to represent or are converted into or exchanged for shares of capital stock that represent a majority of voting power of the surviving corporation; or

b)	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of substantially all the assets of the Company.

The Company has evaluated the Preferred Stock offerings, its investor registration rights and the rights, preferences and privileges of each series of Preferred Stock and has concluded that there were no embedded features that met the definition of a derivative requiring bifurcation and separate accounting. Additionally, the Company assessed the conversion terms associated with its Preferred Stock and concluded that they did not include beneficial conversion features.

The Company has classified Preferred Stock as permanent equity as all deemed liquidation events are within the control of the Company as the common voting shareholders control four of the seven seats of the board of

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

directors and the CEO holds the majority of the common voting shares. In addition, the Company does not currently believe that the related contingent events and the redemption of the Preferred Stock is probable to occur. Therefore, the Company is not currently accreting the Preferred Stock to redemption value, and will only do so if the Preferred Stock becomes probable of redemption in the future.

The redemption value of the Series Seed, A, B, C, D, E-1, E-2, E-3 Preferred Stock at June 30, 2021 was $7,000, $26,000, $30,000, $100,000, $125,000, $31,752, $11,032, and $120,000 respectively. The Company has not declared any dividends related to the Preferred Stock.

Note 5. Share-based compensation expense

During the six months ended June 30, 2021 and 2020, the Company granted 5,141,000 and 7,634,500 options, respectively, to certain employees which will vest over a period of four years. The estimated grant date fair value of the options granted during the six months ended June 30, 2021 and 2020 totaled $1,927 and $1,045, respectively.

In May 2021, pursuant to the Company’s Amended and Restated 2014 Stock Option Grant Plan, the Company granted 4,000,000 shares of restricted stock units (“RSUs”) to employees in exchange for employment services. The RSUs have a service condition of 4 years and performance condition that is linked to the occurrence of a liquidity event. The grant-date fair value of the RSUs is $1.47 per share. The Company has not recognized any compensation expense for the RSUs since the defined liquidity event has not occurred as of June 30, 2021. As of June 30, 2021, there was approximately $5,589 of unrecognized compensation cost related to share-based payments which is expected to be recognized over a weighted-average period of 3.8 years.

Share-based compensation expense for the six months ended June 30, 2021 and 2020 was $578 and $458, respectively, and is included within research and development as well as selling, general and administrative expenses on the accompanying unaudited condensed consolidated statements of operations. As of June 30, 2021, there was approximately $3,492 of unrecognized compensation cost related to share-based payments which is expected to be recognized over a weighted-average period of 2.8 years.

Note 6. Property and Equipment

Property and equipment consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Distribution system	$113,692	$91,719
Asset retirement obligation	1,603	1,232
Construction in progress	19,914	12,496
Equipment	5,243	4,814
Vehicles	3,243	2,875
Site acquisition costs	2,947	2,547
Furniture and fixtures	1,175	1,163
Software	653	626
Leasehold improvements	626	596

	149,096	118,068
Less: Accumulated depreciation	(44,072)	(31,410)

Property and equipment, net	$105,024	$86,658

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

Depreciation expense for the six months ended June 30, 2021 and 2020 totaled approximately $12,973 and $8,548 respectively. Such depreciation expense is included within cost of revenues, selling, general and administrative as well as research and development expenses on the accompanying unaudited condensed consolidated statements of operations. The Company reported $11,500 and $7,261 of depreciation expense, for the six months ended June 30, 2021 and June 30, 2020, respectively, related to the deployed assets which comprise its distribution system.

Note 7. Asset retirement obligations

The following table summarizes changes in the Company’s asset retirement obligations for the six months ended June 30, 2021:

Balance, December 31, 2020	$1,399
New asset retirement obligations	370
Accretion expense	89

Balance, June 30, 2021	$1,858

Accretion expense associated with asset retirement obligations for the six months ended June 30, 2021 and June 30, 2020 totaled approximately $89 and $47 respectively, and is included within selling, general and administrative expenses on the accompanying unaudited condensed consolidated statements of operations.

Note 8. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Accrued compensation and benefits	$4,075	$3,633
Accrued sales and use tax	4,357	3,327
Accrued purchases of property and equipment	2,504	2,257
Other	4,628	3,856

Total	$15,564	$13,073

Note 9. Commitments and contingencies

2020 Strategic Partnership: For the six months ended June 30, 2021, there were no revenue share payments due. As of June 30, 2021, the financing obligation was $3,716 of which $525 and $3,191 was included in the current and non-current portion of debt, respectively, on the unaudited condensed consolidated balance sheets.

Operating leases: The Company has operating leases for its corporate offices and other facilities, roof rights, equipment leases, and fiber networks, under various non-cancelable agreements. Total rent expense for the six months ended June 30, 2021 and 2020 was $4,467 and $3,879, respectively.

Purchase Commitments: The Company entered into non-cancelable purchase commitments with various contract manufacturers during the six months ended June 30, 2021 and year ended December 31, 2020 to purchase items to be installed in the Company’s distribution system. As of June 30, 2021 and December 31, 2020, such purchase commitments totaled $28,244 and $18,845 respectively.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

Advance deposit payments: The Company’s contractual commitments include an advance deposit payment received from a customer for the build out of a network at an underserved location. In the event the Company does not fulfill the obligation to construct the network such deposit is required to be refunded to the customer. As of June 30, 2021 and December 31, 2020, such deposit payment totaled $2,000 and $0, respectively.

Legal Proceedings: The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Management believes that the outcome of such legal proceedings, legal actions and claims will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

Letter of intent for Agreement and Planned Merger: In September 2021, the Company entered into a letter of intent with FirstMark Horizon Acquisition Corp. a special purpose acquisition company, and subsequently entered into a merger agreement on October 6, 2021, as discussed in Note 13. As of June 30, 2021, the Company has recorded $453 in deferred costs related to the transaction.

Note 10. Net loss per share

The following table sets forth the computation of the basic and diluted net loss per share:

	Six months ended
	June 30,
	2021	2020
Numerator:
Net loss attributable to common stockholder	$(79,600)	$(56,922)

Denominator:
Weighted average shares outstanding, basic and diluted	197,336,304	195,123,205

Basic and diluted earnings per share:
Voting common stock	$(0.40)	$(0.29)

Non-voting common stock	$(0.40)	$(0.29)

The Company’s potential dilutive securities, which include stock options, convertible preferred stock, and vested warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common stock outstanding used to calculate both basic and diluted net loss per share is the same.

The Company issued warrants that are contingently exercisable into shares of non-voting common stock upon meeting certain performance conditions. The unvested warrants will not be included in the computation of dilutive net loss per share for all periods presented as the Company is in a loss position for all periods presented. However, had the contingency been satisfied as of June 30, 2021, the warrants would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share.

The number of shares underlying the Company’s outstanding stock options, redeemable, convertible preferred stock, and warrants are summarized and disclosed in Note 4.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

Note 11. Supplemental cash flow information

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the unaudited condensed consolidated balance sheets as of June 30, 2021 and June 30, 2020:

	Six Months Ended June 30,
	2021	2020
Cash and cash equivalents	$84,820	$19,320
Restricted cash	30	110
Restricted cash included in other assets	1,127	1,090

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$85,977	$20,520

The following table provides supplemental cash flow information for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
Cash paid for interest	$67	$67

The following table provides supplemental disclosures of noncash investing and financing activities for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
Purchases of property and equipment included within accounts payable and accruals	$9,855	$4,418

Property and equipment acquired through capital lease obligations	$386	$123

Asset retirement obligations associated with deployed equipment	$370	$280

Conversion of convertible notes to Series E Preferred Stock	$45,584	$—

Note 12. Income taxes

During the six months ended June 30, 2021 and 2020, the Company recorded no income tax provision for federal or state income taxes. The Company maintained a full valuation allowance for the six months ended June 30, 2021 and 2020 due to uncertainty regarding future taxable income.

Note 13. Subsequent events

The Company evaluated all events or transactions that occurred after June 30, 2021 through November 5, 2021, the date the consolidated financial statements were available to be issued.

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

Incorporation of Starry Holdings, Inc.

On September 17, 2021, Starry Holdings, Inc. (“New Starry”) was incorporated as a Delaware corporation and a wholly owned subsidiary of Starry. New Starry was formed solely for the purpose of effectuating the SPAC Merger (defined below) and to serve as the publicly traded parent company of Starry following the closing of the Acquisition Merger (defined below). New Starry owns no material assets or liabilities and does not operate any business.

FirstMark Merger Agreement and Business Combination

On October 6, 2021, FirstMark Horizon Acquisition Corp (“FirstMark”), Sirius Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of FirstMark (“Merger Sub”), Starry and New Starry entered into a merger agreement. Pursuant to the merger agreement, and subject to the terms and conditions contained therein, a business combination will be effected in two steps: (a) FirstMark will merge with and into New Starry, with New Starry surviving the merger as a publicly traded entity and becoming the sole owner of Merger Sub (referred to as the “SPAC Merger”), and (b) Merger Sub will merge with and into Starry, with Starry surviving the merger as a wholly owned subsidiary of New Starry (referred to as the “Acquisition Merger”).

The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, FirstMark is treated as the acquired company and Starry is treated as the accounting acquirer for financial statement reporting purposes.

On the closing date of the Acquisition Merger and immediately prior to the effective time of the Acquisition Merger, (a) each then-outstanding share of Starry Preferred Stock (excluding the Series Z Preferred Stock, par value $0.001 per share of Starry (“Starry Series Z Preferred Stock”)) will convert automatically into a number of shares of common stock, par value $0.001 per share, of Starry (“Starry Common Stock”) at the then-effective conversion rate as calculated pursuant to the certificate of incorporation of Starry (the “Conversion”); and (b) each then-outstanding and unexercised warrant of Starry (the “Starry Warrants”) will automatically be exercised in exchange for shares of Starry Common Stock pursuant to the terms of such Starry Warrant and shall be automatically cancelled, extinguished and retired and cease to exist.

At the effective time of the Acquisition Merger, pursuant to the Acquisition Merger: (a) each then-outstanding share of Starry Common Stock, including shares of Starry Common Stock resulting from the Conversion, will be canceled and automatically converted into the right to receive (i) with respect to Chaitanya Kanojia, the number of shares of Class X common stock, par value $0.0001 per share, of New Starry (the “New Starry Class X Common Stock”) and (ii) with respect to any other persons who hold Starry Common Stock, the number of shares of New Starry Class A Common Stock, in each case, equal to the applicable exchange ratio (determined in accordance with the merger agreement and as further described in the proxy statement/prospectus); (b) each share of then-outstanding Starry Series Z Preferred Stock will convert automatically into the right to receive shares of New Starry Class A Common Stock on a one-to-one basis (c) each then-outstanding and unexercised option of Starry (a “Starry Option”) will be converted into an option exercisable for shares of New Starry Class A Common Stock (a “New Starry Option”), on the same terms and conditions as were applicable to such Starry Option, based on the exchange ratio (determined in accordance with the merger agreement and as further described in the proxy statement/prospectus); and (d) each then-outstanding award of restricted stock units of Starry (a “Starry RSU Award”) will be converted into an award covering shares of New Starry Class A Common Stock (a “New Starry RSU Award”), on the same terms and conditions as were applicable to such Starry RSU Award, based on the exchange ratio (determined in accordance with the Merger Agreement and as further described in this proxy statement/prospectus).

Starry, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands, except share and per share data)

PIPE Subscription Agreement

In connection with the execution of the merger agreement, FirstMark and New Starry entered into the PIPE subscription agreements with the PIPE investors, pursuant to which, among other things, the PIPE investors party thereto agreed to purchase an aggregate of 10,900,000 shares of New Starry Class A common stock following the close of the SPAC Merger and immediately prior to the close of the Acquisition Merger at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $109,000 in the PIPE investment. The PIPE subscription agreements contain customary representations, warranties, covenants and agreements of FirstMark and the PIPE investors and are subject to customary closing conditions and termination rights. The PIPE Investment is expected to close following the close of the SPAC Merger and immediately prior to the close of the Acquisition Merger.

Convertible Notes Subscription Agreement

In connection with the execution of the merger agreement, FirstMark entered into the Convertible Notes subscription agreements with the Convertible Notes investors, pursuant to which, among other things, the Convertible Notes investors agreed to purchase an aggregate of $150,000 principal amount of Convertible Notes immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, resulting in aggregate proceeds of $150,000 in the Convertible Notes investment. The Convertible Notes subscription agreements contain customary representations, warranties, covenants and agreements of FirstMark and the Convertible Notes investors and are subject to customary closing conditions and termination rights. The Convertible Notes investment is expected to close immediately prior to the close of the Acquisition Merger.

Series Z Subscription Agreement

In connection with the execution of the merger agreement, Starry entered into the Series Z Subscription Agreement with the Series Z investors (affiliates of FirstMark), pursuant to which the Series Z investors agreed to subscribe and purchase, in the aggregate, 2,100,000 shares of Starry Series Z Preferred Stock at $10.00 per share for an aggregate commitment amount of $21 million. The closings under the Series Z Subscription Agreement will occur immediately prior to or substantially concurrently with the closing date of the Acquisition Merger.

Starry shall take all actions necessary to cause each share of Starry Series Z Preferred Stock that is issued and outstanding immediately prior to the effective time of the Acquisition Merger to be converted into the right to receive a number of shares of New Starry Class A Common Stock equal to the number of shares of Starry Series Z Preferred Stock held by each holder of Starry Series Z Preferred Stock as of immediately prior to the effective time of the Acquisition Merger.

Fifth Amendment to 2019 Credit Agreement and Warrant Purchase Agreement

On October 6, 2021, the Company entered into the Fifth Amendment to the 2019 Credit Agreement (“Fifth Amendment”) with lenders to provide for a total of $40,000 in term loans (“Tranche C Loan”) and up to an additional $10,000 in delayed draw loans (“Delayed Draw Tranche C Loan”). Two lenders in the Trance C Loans were also lenders in the Tranche B Loans, lending $6,000 and $1,500 respectively.

The proceeds of the Initial Tranche C Loans shall be used solely (i) to finance capital expenditures and working capital and for general corporate purposes and (ii) to pay fees, commissions and expenses in connection with the transactions contemplated by the Fifth Amendment. The proceeds of the Delayed Draw Tranche C Loans shall be used solely to finance capital expenditures and working capital and for general corporate purposes.

In conjunction with the Fifth Amendment, the Company entered into the Warrant Purchase Agreement as of October 6, 2021. The Company agrees to issue warrants to the lenders to purchase 11,509,673 shares of Nonvoting Starry Common Stock.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

FirstMark Horizon Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of FirstMark Horizon Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from August 13, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from August 13, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2020 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and for the period from August 13, 2020 (inception) through December 31, 2020 have been restated for the accounting and related disclosure of warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Boston, MA

March 26, 2021 except for the effects of the restatement discussed in Note 2 to which the date is May 26, 2021

FIRSTMARK HORIZON ACQUISITION CORP.

BALANCE SHEET

As Restated—See Note 2

December 31, 2020

Assets:
Current assets:
Cash	$1,192,781
Prepaid expenses	488,348

Total Current Assets	1,681,129
Investments held in Trust Account	414,005,739

Total Assets	$415,686,868

Liabilities and Stockholders’ Equity:
Current liabilities:
Accrued expenses	$311,002
Franchise tax payable	76,762

Total Current Liabilities	387,764
Deferred underwriting commissions	14,490,000
Derivative warrant liabilities	51,426,800

Total Liabilities	66,304,564

Commitments and Contingencies
Class A common stock, $0.0001 par value; 34,438,230 shares subject to possible redemption at $10 per share	344,382,300

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 6,961,770 shares issued and outstanding (excluding 34,438,230 shares subject to possible redemption)	696
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035
Additional paid-in capital	24,911,508
Accumulated deficit	(19,913,235)

Total Stockholders’ Equity	5,000,004

Total Liabilities and Stockholders’ Equity	$415,686,868

The accompanying notes are an integral part of these financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

STATEMENT OF OPERATIONS

As Restated—See Note 2

For the Period from August 13, 2020 (inception) through December 31, 2020

General and administrative expenses	$146,205
General and administrative expenses—related party	28,387
Franchise tax expense	76,762

Loss from operations	(251,354)
Other income (expense)
Loss on sale of fair value of Private Placement Warrants	(1,028,000)
Change in fair value of derivative warrant liabilities	(17,348,800)
Financing cost—derivative warrant liabilities	(1,290,820)
Interest and dividends on investments held in Trust Account	5,739

Net loss	$(19,913,235)

Weighted average shares outstanding of common stock subject to redemption, basic and diluted	36,172,534

Basic and diluted net income per share, common stock subject to redemption	$—

Weighted average common stock outstanding, basic and diluted	13,617,167

Basic and diluted net loss per share, Non-redeemable common stock	$(1.46)

The accompanying notes are an integral part of these financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

As Restated—See Note 2

For the Period from August 13, 2020 (inception) through December 31, 2020

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—August 13, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsors	—	—	10,350,000	1,035	23,965	—	25,000
Sale of units in initial public offering, less fair value of public warrants	41,400,000	4,140	—	—	391,225,860	—	391,230,000
Offering costs	—	—	—	—	(21,959,461)	—	(21,959,461)
Common stock subject to possible redemption	(34,438,230)	(3,444)			(344,378,856)	—	(344,382,300)
Net loss						(19,913,235)	(19,913,235)

Balance—December 31, 2020	6,961,770	$696	10,350,000	$1,035	$24,911,508	$(19,913,235)	$5,000,004

The accompanying notes are an integral part of these financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

STATEMENT OF CASH FLOWS

As Restated—See Note 2

For the Period from August 13, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(19,913,235)
Adjustments to reconcile net loss to net cash used in operating activities:
Financing cost—derivative warrant liabilities	1,290,820
Change in fair value of derivative warrant liabilities	17,348,800
Interest and dividends on investments held in Trust Account	(5,739)
Changes in operating assets and liabilities:
Prepaid expenses	(488,348)
Accrued expenses	36,824
Franchise tax payable	76,762

Net cash used in operating activities	(1,654,116)

Cash Flows from Investing Activities:
Principal deposited in Trust Account	(414,000,000)

Net cash used in investing activities	(414,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to initial shareholders	25,000
Proceeds received from initial public offering	414,000,000
Offering costs paid	(8,486,103)
Proceeds from private placement	11,308,000

Net cash provided by financing activities	416,846,897

Net increase in cash	1,192,781

Cash—beginning of the period	—

Cash—end of the period	$1,192,781

Supplemental disclosure of noncash activities:
Deferred offering costs included in accrued expenses	$274,177
Deferred underwriting commissions in connection with the initial public offering	$14,490,000
Offering costs charged to additional paid-in capital in connection with the initial public offering	$480,281
Initial value of of Class A common stock subject to possible redemption	$361,931,800
Change in value of Class A common stock subject to possible redemption	$(17,549,500)

The accompanying notes are an integral part of these financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation

FirstMark Horizon Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on August 13, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from August 13, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is FirstMark Horizon Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering became effective on October 5, 2020. On October 8, 2020, the Company consummated its Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 5,400,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $23.3 million, inclusive of approximately $14.5 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,853,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $10.3 million (Note 5).

Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”).

The Company will provide the holders (the “Public Stockholders”) of the Company’s issued and outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Initial Public Offering (the “Public

Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in connection with a Business Combination in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 8, 2022, (the “Combination Period”) and the Company’s stockholders have not amended the Amended and Restated Certificate of Incorporation to extend such Combination Period, the Company will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the

Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

As described in Note 2—Restatement of Previously Issued Financial Statements, the Company’s financial statements for the period from August 13, 2020 (inception) through December 31, 2020 (collectively, the “Affected Periods”), are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2—Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company had approximately $1.2 million in its operating bank account, approximately $5,700 of interest income available in the Trust Account to pay the Company’s franchise and income tax obligations and working capital of approximately $1.3 million. Further, the Company has incurred and expect to continue to incur significant costs in pursuit of its acquisition plans.

The Company’s liquidity needs to date have been satisfied through the $25,000 proceeds received from the sale of its Founder Shares (as defined below) to the Sponsor, the loan proceeds under a promissory note of $167,000 from the Sponsor to cover the Company’s offering costs in connection with the Initial Public Offering, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the promissory note was fully repaid on October 8, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2—RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In May 2021, the Audit Committee of the Company, in consultation with management, concluded that, because of a misapplication of the accounting guidance related to its public and private placement warrants to purchase Class A common stock that the Company issued in October 2020 (collectively “Warrants”), the Company’s previously issued financial statements for the Affected Periods should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Periods included in this Annual Report.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on October 8, 2020, the Company’s warrants were accounted for as equity within the Company’s previously reported balance sheets. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on October 8, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s statement of operations each reporting period. Therefore, the Company, in consultation with its audit committee, concluded that its previously issued financial statements for the period August 13, 2020 (inception)—December 31, 2020, should be restated because of a misapplication in the guidance around accounting for the Warrants and should no longer be relied upon.

The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Affected Periods is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$415,686,868	$—	$415,686,868

Liabilities, redeemable non-controlling interest and stockholders’ equity
Total current liabilities	$387,764	$—	$387,764
Deferred underwriting commissions	14,490,000	—	14,490,000
Derivative warrant liabilities	—	51,426,800	51,426,800

Total liabilities	14,877,764	51,426,800	66,304,564
Class A common stock, $0.0001 par value; shares subject to possible redemption	395,809,100	(51,426,800)	344,382,300
Stockholders’ equity
Preferred stock—$0.0001 par value	—	—	—
Class A common stock—$0.0001 par value	182	514	696
Class B common stock—$0.0001 par value	1,035	—	1,035
Additional paid-in-capital	5,244,402	19,667,106	24,911,508
Accumulated deficit	(245,615)	(19,667,620)	(19,913,235)

Total stockholders’ equity	5,000,004	—	5,000,004

Total liabilities and stockholders’ equity	$415,686,868	$—	$415,686,868

	Period From August 13, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations
Loss from operations	$(251,354)	$—	$(251,354)
Other (expense) income:
Loss on sale of fair value of Private Placement warrants	—	(1,028,000)	(1,028,000)
Change in fair value of derivative warrant liabilities	—	(17,348,800)	(17,348,800)
Financing costs—derivative warrant liabilities	—	(1,290,820)	(1,290,820)
Interest and dividends on investments held in Trust Account	5,739	—	5,739

Total other (expense) income	5,739	(19,667,620)	(19,661,881)

Net loss	$(245,615)	$(19,667,620)	$(19,913,235)

Basic and Diluted weighted-average Class A common shares outstanding	39,600,744	(3,428,210)	36,172,534

Basic and Diluted net loss per Class A common shares	$—	—	$—

Basic and Diluted weighted-average Class B common shares outstanding	11,474,535	2,142,632	13,617,167

Basic and Diluted net loss per Class B common shares	$(0.02)	$(1.44)	$(1.46)

	Period From August 13, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Cash Flows
Net loss	$(245,615)	$(19,667,620)	$(19,913,235)
Adjustment to reconcile net loss to net cash used in operating activities	(380,501)	18,639,620	18,259,119
Net cash used in operating activities	(626,116)	(1,028,000)	(1,654,116)
Net cash used in investing activities	(414,000,000)	—	(414,000,000)
Net cash provided by financing activities	415,818,897	1,028,000	416,846,897

Net change in cash	$1,192,781	$—	$1,192,781

In addition, the impact to the balance sheet dated October 8, 2020, filed on Form 8-K on October 14, 2020 related to the impact of accounting for the public and private warrants as liabilities at fair value resulted in a $34.1 million increase to the derivative warrant liabilities line item at October 8, 2020 and offsetting decrease to the Class A common stock subject to possible redemption mezzanine equity line item. There is no change to total stockholders’ equity at the reported balance sheet date.

	As of October 8, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$416,381,229	$—	$416,381,229

Liabilities, redeemable non-controlling interest and stockholders’ equity
Total current liabilities	$881,421	$—	$881,421
Deferred underwriting commissions	14,490,000	—	14,490,000
Derivative warrant liabilities	—	34,078,000	34,078,000

Total liabilities	15,371,421	34,078,000	49,449,421
Class A common stock, $0.0001 par value; shares subject to possible redemption	396,009,800	(34,078,000)	361,931,800
Stockholders’ equity
Preferred stock—$0.0001 par value	—	—	—
Class A common stock—$0.0001 par value	180	341	521
Class B common stock—$0.0001 par value	1,035	—	1,035
Additional paid-in-capital	5,043,704	1,290,479	6,334,183
Accumulated deficit	(44,911)	(1,290,820)	(1,335,731)

Total stockholders’ equity	5,000,008	—	5,000,008

Total liabilities and stockholders’ equity	$416,381,229	$—	$416,381,229

Note 3—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $414,005,739 in cash equivalents held in the Trust Account as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest and dividends from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of warrants issued in connection with the Initial Public Offering and Private Placement were initially and subsequently measured at fair value using a Binomial Lattice simulation model at each measurement date.

Fair Value of Financial Instruments

As of December 31, 2020, the carrying values of cash, accounts payable, accrued expenses and franchise tax payable approximate their fair values due to the short-term nature of the instruments. As of December 31, 2020, the Company’s portfolio of investments held in the Trust Account is comprised entirely of investments in money market funds that invest in U.S. government securities. The Company uses NAV as a practical expedient to fair value for its investments in money market funds with published NAV.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the FASB ASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A—“Expenses of Offering.” Offering costs consist of costs incurred in connection with the formation and preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $1.3 million is included in financing cost -derivative warrant liabilities in the statement of operations and $22.0 million is included in stockholders’ equity. The Company will keep deferred underwriting commissions classified as a long term liability due to the uncertain nature of the closing of the business combination and its encumbrance to the trust account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, a total of 34,438,230 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Derivative Warrant liabilities

The Company does not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company issued 13,800,000 warrants to purchase Class A common stock to investors in the Company’s Initial Public Offering and simultaneously issued 6,853,333 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of warrants issued in connection with the Initial Public Offering and Private Placement were initially and subsequently measured at fair value using a Binomial Lattice simulation model at each measurement date. The fair value of Warrants issued in connection with our Initial Public Offering have subsequently been measured based on the listed market price of such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Net Loss Per Share of Common Stock

The Company applies the two-class method in calculating earnings per share. Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. An aggregate of 34,438,230 shares of common stock subject to possible redemption at December 31, 2020 has been excluded from the calculation of basic loss per share of common stock, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-allotment) and Private Placement to purchase an aggregate of 20,653,333 shares of the Company’s common stock in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, dilutive net loss per common share is the same as basic net loss per common share for the periods presented.

Reconciliation of net loss per share of common stock

The Company’s net loss is adjusted for the portion of loss income that is attributable to common stock subject to redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per share of common stock is calculated as follows:

For The Period From August 13, 2020 (inception) through December 31, 2020
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Income from investments held in Trust Account	$4,773
Less: Company’s portion available to be withdrawn to pay taxes	—

Net income attributable	$4,773

Denominator: Weighted average Class A common stock subject to possible redemption
Weighted average shares outstanding of common stock subject to redemption, basic and diluted	36,172,534

Basic and diluted net income per share, common stock subject to redemption	$0.00

Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(19,913,235)
Less: Income attributable to Class A common stock subject to possible redemption	(4,773)

Non-redeemable net loss	$(19,918,008)

Denominator: weighted average Non-redeemable common stock
Weighted average common stock outstanding, basic and diluted	13,617,167

Basic and diluted net loss per share, Non-redeemable common stock	$(1.46)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2020, the Company has an aggregate deferred tax assets of approximately $267,000 and has recognized a full valuation allowance against the deferred tax assets.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company’s currently taxable income primarily consists of interest and dividends earned and unrealized gains on investments held in the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.

No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 4—Initial Public Offering

On October 8, 2020, the Company consummated its Initial Public Offering of 41,400,000 Units, including 5,400,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $23.3 million, inclusive of approximately $14.5 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 5—Related Party Transactions

Founder Shares

On August 18, 2020, the Sponsor purchased 8,625,000 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The Company transferred an aggregate of 120,000 Founder Shares to certain members of the Company’s management team. On October 5, 2020, the Company effected a 1:1.2 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 10,230,000 Founder Shares and there being an aggregate of 10,350,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. The Sponsor agreed to forfeit up to 1,350,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on October 6, 2020; thus, the 1,350,000 Founder Shares were no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; and (B) subsequent to the initial Business Combination (x) if the last reported sale price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,853,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $10.3 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Warrants —Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Related Party Loans

On August 18, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $167,000 under the Note. The Company repaid the Note in full on October 8, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust

Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an agreement that provides that, commencing on October 6, 2020, through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services.

The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or the Company’s or any of their affiliates.

Note 6—Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to the registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $8.28 million in the aggregate, which was paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per Unit, or approximately $14.5 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7—Derivative Warrant Liabilities

As of December 31, 2020, the Company had 13,800,000 Public Warrants and 6,853,333 Private Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable (except as described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00: Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined below) of Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•

if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock shall mean the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Stockholders’ Equity

Class A Common Stock—The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 6,961,770 shares of Class A common stock issued and outstanding, excluding 34,438,230 shares of Class A common stock subject to possible redemption.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On August 18, 2020, the Company issued 8,625,000 shares of Class B common stock to the Company by the Sponsor for an aggregate price of $25,000, and on October 5, 2020, the Company effected a 1:1.2 stock split of its Class B common stock, resulting in an aggregate of 10,350,000 shares of Class B common stock outstanding, including an aggregate of up to 1,350,000 shares of Class B common stock that were subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. All shares and associated amounts have been retroactively restated to reflect the stock split. The underwriter exercised its over-allotment option in full on October 6, 2020; thus, the 1,350,000 shares of Class B common stock were no longer subject to forfeiture.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders and vote together as a single class, except as required by law; provided, that, prior to the Company’s initial Business Combination, holders of the Class B common stock will have the right to appoint all of the Company’s directors and remove members of the board of directors for any reason, and holders of the Class A common stock will not be entitled to vote on the appointment of directors during such time.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of all shares of common stock issued and outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.

Preferred Stock—The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 9—Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the period from August 13, 2020 (inception) through December 31, 2020.

The income tax provision (benefit) consists of the following for the period from August 13, 2020 (inception) through December 31, 2020:

Current
Federal	$—
State	—
Deferred
Federal	(267,459)
State	—
Valuation allowance	267,459

Income tax provision	$—

The Company’s net deferred tax assets are as follows as of December 31, 2020:

Deferred tax assets:
Start-up/Organization costs	$252,544
Net operating loss carryforwards	14,915

Total deferred tax assets	267,459
Valuation allowance	(267,459)

Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows for the period from August 13, 2020 (inception) through December 31, 2020:

Statutory Federal income tax rate	21.0%
Change in fair value of warrant liabilities and related financing costs	(19.7)
Change in Valuation Allowance	(1.3)%

Income Taxes Benefit	0.0%

Note 10—Fair Value Measurements

The following table presents information about the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$414,005,739	—	—	$414,005,739
Liabilities:
Derivative public warrant liabilities (Restated)	$34,362,000	—	—	$34,362,000
Derivative private warrant liabilities (Restated)	0	—	17,064,800	17,064,800

Total fair value	$448,367,739	$—	$17,064,800	$465,432,539

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 measurement as of December 31, 2020 on account of the separate listing and trading in an active market the Public Warrants as of November 25, 2020.

The fair value of warrants issued in connection with the Initial Public Offering and Private Placement were initially and subsequently measured at fair value using a Binomial Lattice simulation model at each measurement date. The fair value of Warrants issued in connection with our Initial Public Offering have subsequently been measured based on the listed market price of such warrants. The fair value of Public Warrants issued in connection with the Initial Public Offering have been measured based on the listed market price of such warrants, a Level 1 measurement, since December 31, 2020. For the period ended December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of approximately $17.3 million presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. The future stock price of the Company is modeled assuming a Geometric Brownian Motion (GBM) in a risk-neutral framework. For each modeled future price, the Warrant payoff is calculated based on the contractual terms (incorporating any optimal early exercise / redemption), and discounted at the term-matched risk-free rate. The value of the Warrants is calculated as the probability-weighted present value over all future modeled payoffs.

Inherent in a Binomial Lattice simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Class A common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s Class A common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement:

	As of October 8, 2020	As of December 31, 2020
Exercise Price	$11.50	$11.50
Option term (in years)	5	5
Volatility	45%	34%
Risk-free interest rate	0.43%	0.47%
Expected dividends	0%	0%

The change in the fair value of the derivative warrant liabilities measured with Level 3 inputs for the period from August 13, 2020 (inception) through December 31, 2020 is summarized as follows:

Derivative warrant liabilities at August 13, 2020 (inception)	$—
Issuance of Public and Private Warrants, Level 3 measurements	34,078,000
Transfer of Public Warrants to Level 1	(22,770,000)
Change in fair value of derivative warrant liabilities, Level 3	5,756,800

Derivative warrant liabilities—Level 3, at December 31, 2020	$17,064,800

Note 11—Subsequent Events

The Company evaluated events that have occurred after the balance sheet date through the date on which the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

FIRSTMARK HORIZON ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(unaudited)
Assets:
Current assets:
Cash	$463,877	$1,192,781
Prepaid expenses	387,711	488,348

Total Current Assets	851,588	1,681,129
Investments held in Trust Account	414,018,253	414,005,739

Total Assets	$414,869,841	$415,686,868

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$114,203	$—
Accrued expenses	810,000	311,002
Franchise tax payable	67,313	76,762

Total Current Liabilities	991,516	387,764
Deferred underwriting commissions	14,490,000	14,490,000
Derivative warrant liabilities	31,599,600	51,426,800

Total Liabilities	47,081,116	66,304,564

Commitments and Contingencies

Class A common stock, $0.0001 par value; 36,278,872 and 34,438,230 shares subject to possible redemption at $10 per share at June 30, 2021 and December 31, 2020, respectively	362,788,720	344,382,300

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 5,121,128 and 6,961,770 shares issued and outstanding (excluding 36,278,872 and 34,438,230 shares subject to possible redemption) at June 30, 2021 and December 31, 2020, respectively	512	696
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035	1,035
Additional paid-in capital	6,505,272	24,911,508
Accumulated deficit	(1,506,814)	(19,913,235)

Total Stockholders’ Equity	5,000,005	5,000,004

Total Liabilities and Stockholders’ Equity	$414,869,841	$415,686,868

The accompanying notes are an integral part of these unaudited condensed financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2021

	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
General and administrative expenses	$663,275	$1,275,161
General and administrative expenses—related party	30,000	60,000
Franchise tax expense	49,315	98,132

Loss from operations	(742,590)	(1,433,293)
Other income
Change in fair value of derivative warrant liabilities	413,070	19,827,200
Interest and dividends on investments held in Trust Account	6,292	12,514

Net income (loss)	$(323,228)	$18,406,421

Weighted average shares outstanding of redeemable common stock, basic and diluted	36,278,517	35,390,056

Basic and diluted net income (loss) per share, redeemable common stock	$—	$—

Weighted average shares outstanding non-redeemable common stock, basic and diluted	15,439,160	16,359,944

Basic and diluted net income (loss) per share, Non-redeemable common stock	$(0.02)	$1.13

The accompanying notes are an integral part of these unaudited condensed financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Three and Six Months Ended June 30, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 31, 2020	6,961,770	$696	10,350,000	$1,035	$24,911,508	$(19,913,235)	$5,000,004
Class A common stock subject to possible redemption	(1,872,965)	(187)	—	—	(18,729,463)	—	(18,729,650)
Net income	—	—	—	—	—	18,729,649	18,729,649

Balance—March 31, 2021 (unaudited)	5,088,805	509	10,350,000	1,035	$6,182,045	$(1,183,586)	$5,000,003
Class A common stock subject to possible redemption	32,323	3	—	—	323,227	—	323,230
Net loss	—	—	—	—	—	(323,228)	(323,228)

Balance—June 30, 2021 (unaudited)	5,121,128	$512	10,350,000	$1,035	$6,505,272	$(1,506,814)	$5,000,005

The accompanying notes are an integral part of these unaudited condensed financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2021

Cash Flows from Operating Activities:
Net income	$18,406,421
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(19,827,200)
Interest and dividends on investments held in Trust Account	(12,514)
Changes in operating assets and liabilities:
Prepaid expenses	100,637
Accounts payable	114,203
Accrued expenses	498,998
Franchise tax payable	(9,449)

Net cash used in operating activities	(728,904)

Net decrease in cash	(728,904)
Cash—beginning of the period	1,192,781

Cash—end of the period	$463,877

Supplemental disclosure of noncash financing activities:
Change in value of Class A common stock subject to possible redemption	$323,230

The accompanying notes are an integral part of these unaudited condensed financial statements.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. Description of Organization, Business Operations and Basis of Presentation

FirstMark Horizon Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on August 13, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from August 13, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering (as defined below).

The Company’s sponsor is FirstMark Horizon Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering became effective on October 5, 2020. On October 8, 2020, the Company consummated its Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), including 5,400,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $23.3 million, inclusive of approximately $14.5 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,853,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $10.3 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”).

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company will provide the holders (the “Public Stockholders”) of the Company’s issued and outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Initial Public Offering (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in connection with a Business Combination in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 8, 2022, (the “Combination Period”) and the Company’s stockholders have not amended the Amended and Restated Certificate of Incorporation to extend such Combination Period, the Company will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the period ending December 31, 2021.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K/A filed by the Company with the SEC on May 27, 2021.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Going Concern

As of June 30, 2021, the Company had approximately $464,000 in its operating bank account, approximately $13,000 of interest income available in the Trust Account to pay the Company’s franchise and income tax obligations and a working capital deficit of approximately $140,000. Further, the Company has incurred and expect to continue to incur significant costs in pursuit of its acquisition plans.

The Company’s liquidity needs to date have been satisfied through the $25,000 proceeds received from the sale of its Founder Shares (as defined below) to the Sponsor, the loan proceeds under a promissory note of $167,000 from the Sponsor to cover the Company’s offering costs in connection with the Initial Public Offering, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the promissory note was fully repaid on October 8, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of June 30, 2021 and December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Based on the foregoing, management has determined that the working capital deficit raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of a Business Combination or the date the Company is required to liquidate. The unaudited condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

2. Significant Accounting Policies.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 and December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; and

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The 13,800,000 warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the 6,853,333 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The initial and subsequent fair value of the Private Warrants and the initial fair value of the Public Warrants issued in connection with the private placement and initial public offering, respectively, have been measured using a binomial lattice model in an option pricing framework. The fair value of the Public Warrants has subsequently been determined using listed prices in an active market for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021 and December 31, 2020, a total of 36,278,872 and 34,438,230 shares of Class A common stock subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Income (Loss) Per Share of Common Stock

The Company applies the two-class method in calculating earnings per share. Net income per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. An aggregate of 36,278,872 shares of redeemable common stock at June 30, 2021 has been excluded from the calculation of basic income (loss) per share of redeemable common stock, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-allotment) and Private Placement to purchase an aggregate of 20,653,333 shares of the Company’s common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, dilutive net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Reconciliation of Net Income (Loss) per Share of Common Stock

The Company’s net income (loss) is adjusted for the portion of income (loss) that is attributable to redeemable common stock, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted income (loss) per share of common stock is calculated as follows:

	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
Redeemable common stock
Numerator: Earnings allocable to redeemable Common stock
Income from investments held in Trust Account	$5,519	$10,976
Less: Company’s portion available to be withdrawn to pay taxes	(5,519)	(10,976)

Net income attributable	$—	$—

Denominator: Weighted average redeemable common stock
Weighted average shares outstanding of common stock subject to redemption, basic and diluted	36,278,517	35,390,056

Basic and diluted net income per share, redeemable common stock	$—	$—

Non-Redeemable Common Stock
Numerator: Net income minus Net Earnings Net income (loss)	$(323,228)	$18,406,421
Less: Income attributable to redeemable common stock	—	—

Non-redeemable net income (loss) attributable to non-redeemable common stock	$(323,228)	$18,406,421

Denominator: weighted average Non-redeemable common stock
Weighted average ordinary shares outstanding, basic and diluted	15,439,160	16,359,944

Basic and diluted net income per share, non-redeemable common stock	$(0.02)	$1.13

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2021 and December 31, 2020, the Company has aggregate deferred tax assets of approximately $298,000 and $267,000, respectively, and has recognized a full valuation allowance against the deferred tax assets.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021 and December 31, 2020. The Company recognizes

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company’s currently taxable income primarily consists of interest and dividends earned and unrealized gains on investments held in the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.

No amounts were accrued for the payment of interest and penalties as of June 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The Company early adopted the ASU on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

3. Initial Public Offering.

On October 8, 2020, the Company consummated its Initial Public Offering of 41,400,000 Units, including 5,400,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $23.3 million, inclusive of approximately $14.5 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

4. Related Party Transactions.

Founder Shares

On August 18, 2020, the Sponsor purchased 8,625,000 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The Company transferred an aggregate of 120,000 Founder Shares to certain members of the Company’s management team. On October 5, 2020, the Company effected a 1:1.2 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 10,230,000 Founder Shares and there being an aggregate of 10,350,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. The Sponsor agreed to forfeit up to 1,350,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on October 6, 2020; thus, the 1,350,000 Founder Shares were no longer subject to forfeiture.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; and (B) subsequent to the initial Business Combination (x) if the last reported sale price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,853,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $10.3 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 6 under “Warrants—Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Related Party Loans

On August 18, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $167,000 under the Note. The Company repaid the Note in full on October 8, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Administrative Services Agreement

The Company entered into an agreement that provides that, commencing on October 6, 2020, through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. For the three and six months ended June 30, 2021, the Company incurred expenses of $30,000 and $60,000, under this agreement, respectively. There were no balances outstanding under such agreement as of June 30, 2021 and December 31, 2020.

The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or the Company’s or any of their affiliates.

5. Commitments and Contingencies.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to the registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $8.28 million in the aggregate, which was paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per Unit, or approximately $14.5 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Consulting Agreement

In connection with the search for a prospective initial Business Combination, the Company has entered into a consulting agreement with a consulting firm to provide due diligence on a target company. The fees in connection with the services rendered have been deferred to the closing of a Business Combination without regard if the consulting firm has provided services as to the target subject of the Business Combination. If the Company does not complete a Business Combination, then no fees are due or payable to the consulting firm. For the three and six months ended June 30, 2021, the Company has incurred and accrued $810,000 for services rendered under such agreement.

6. Derivative Warrant Liabilities.

As of June 30, 2021 and December 31, 2020, the Company has 13,800,000 Public Warrants and 6,853,333 Private Placement Warrants outstanding.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable (except as described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined below) of Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•

if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock shall mean the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

7. Stockholders’ Equity.

Preferred Stock—The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021, there were 5,121,128 shares of Class A common stock issued and outstanding, excluding 36,278,872 shares of Class A common stock subject to possible redemption. As of December 31, 2020, there were 1,819,090 shares of Class A common stock issued and outstanding, excluding 34,438,230 shares of Class A common stock subject to possible redemption.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of June 30, 2021 and December 31, 2020, there were 10,350,000 shares of Class B common stock issued and outstanding (see Note 4).

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders and vote together as a single class, except as required by law; provided, that, prior to the Company’s initial Business Combination, holders of the Class B common stock will have the right to appoint all of the Company’s directors and remove members of the board of directors for any reason, and holders of the Class A common stock will not be entitled to vote on the appointment of directors during such time.

The Class B common stock would automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of all shares of common stock issued and outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

8. Fair Value Measurements.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$414,018,253	$—	$—	$414,018,253
Liabilities:
Derivative public warrant liabilities	$21,114,000	$—	$—	$21,114,000
Derivative private warrant liabilities	—	—	10,485,600	10,485,600

Total fair value of liabilities	$21,114,000	$—	$10,485,600	$31,599,600

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$414,005,739	$—	$—	$—
Liabilities:
Derivative public warrant liabilities	$34,362,000	$—	$—	$34,362,000
Derivative private warrant liabilities	—	—	17,064,800	17,064,800

Total fair value of liabilities	$34,362,000	$—	$17,064,800	$51,426,800

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in December 2020, upon trading of the Public Warrants in an active market.

Level 1 assets include investments money market funds that invest solely in U.S. government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The initial and subsequent fair value of the Private Warrants and the initial fair value of the Public Warrants issued in connection with the private placement and initial public offering, respectively, have been measured using a binomial lattice model in an option pricing framework. The fair value of the Public Warrants has subsequently been determined using listed prices in an active market for such warrants. For the three months ended June 30, 2021, the Company recognized a benefit to the unaudited condensed statement of operations resulting from a decrease in the fair value of liabilities of approximately $19.4 million, which is presented as a change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a binomial lattice model in an option pricing framework are assumptions related to expected stock-price volatility, the probability of a successful business combination, term, risk-free interest rate and dividend yield. For the initial fair value estimates, the Company estimates volatility based on the constituents of a broad-based stock price index reflecting the potential merger targets, and including a probability of a successful business combination. For subsequent fair value

FIRSTMARK HORIZON ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

measurements, the Company estimates the volatility of its common stock based on the implied volatility derived from the traded prices of the Public Warrants which includes a probability of successful business combination. The probability of a successful business combination as of the initial measurement date is based on industry studies and the Company’s best estimates. The risk-free interest rate is based on the term-matched U.S. Treasury yield curve as of the measurement dates. The term of the warrants is equal to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of December 31, 2020	As of June 30, 2021
Option term (in years)	5	5
Volatility	33.90%	22.70%
Risk-free interest rate	0.47%	0.95%
Dividend Yield	0%	0%

The change in the fair value of the warrant liabilities, measured using Level 3 inputs, for the three months and six months ended June 30, 2021 is summarized as follows:

Derivative warrant liabilities at January 1, 2021	$51,426,800
Issuance of Public and Private Warrants, Level 3 measurements	—
Transfer of Public Warrants to Level 1	(21,390,000)
Change in fair value of derivative warrant liabilities, Level 3	(19,414,130)

Derivative warrant liabilities—Level 3, at March 31, 2021	$10,622,670
Change in fair value of derivative warrant liabilities, Level 3	(137,070)

Derivative warrant liabilities—Level 3, at June 30, 2021	$10,485,600

9. Subsequent Events.

The Company evaluated subsequent events and transactions that occurred up to the date the unaudited condensed financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

October 6, 2021

by and among

FIRSTMARK HORIZON ACQUISITION CORP.,

SIRIUS MERGER SUB, INC.,

STARRY HOLDINGS, INC.

and

STARRY, INC.

A-i

4.26	Permits	A-43
4.27	Information Supplied	A-45
4.28	COVID-19	A-45
4.29	Business Activities	A-45
4.30	No Additional Representations and Warranties; No Outside Reliance	A-45
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB		A-46
5.01	Corporate Organization	A-46
5.02	Due Authorization	A-47
5.03	No Conflict	A-47
5.04	Litigation and Proceedings	A-48
5.05	Compliance with Laws	A-48
5.06	Employee Benefit Plans	A-48
5.07	Employees	A-49
5.08	Governmental Authorities; Consents	A-49
5.09	Financial Ability; Trust Account	A-49
5.10	Taxes	A-50
5.11	Brokers’ Fees	A-51
5.12	SPAC SEC Reports; Financial Statements; Sarbanes-Oxley Act	A-51
5.13	Business Activities; Absence of Changes	A-52
5.14	Information Supplied	A-54
5.15	Capitalization	A-54
5.16	NYSE Stock Market Quotation	A-55
5.17	Contracts; No Defaults	A-55
5.18	Title to Property	A-56
5.19	Investment Company Act	A-56
5.20	Affiliate Agreements	A-56
5.21	Takeover Statutes and Charter Provisions	A-56
5.22	PIPE and Convertible Note Subscription Agreements	A-56
5.23	No Additional Representations and Warranties; No Outside Reliance	A-57
ARTICLE VI COVENANTS OF THE COMPANY		A-57
6.01	Conduct of Business	A-57
6.02	Inspection	A-61
6.03	HSR Act and Antitrust Approvals	A-62
6.04	Support Agreement; Termination of Certain Agreements	A-63
6.05	No SPAC Common Stock Transactions	A-63
6.06	No Claim Against the Trust Account	A-63
6.07	Proxy Solicitation; Other Actions	A-63
6.08	Non-Solicitation by Company; Company Acquisition Proposals	A-64
6.09	Treatment of Company Indebtedness	A-65
ARTICLE VII COVENANTS OF SPAC		A-65
7.01	HSR Act and Antitrust Approvals	A-65
7.02	Conduct of SPAC During the Interim Period	A-67
7.03	Trust Account	A-69
7.04	Inspection	A-69
7.05	SPAC Exchange Listing	A-69
7.06	SPAC Public Filings	A-69
7.07	Exclusivity	A-69
ARTICLE VIII JOINT COVENANTS		A-70
8.01	Support of Transaction	A-70
8.02	Preparation of Registration Statement; Special Meeting	A-70
8.03	Solicitation of Company Requisite Approval	A-72
8.04	Tax Matters	A-72

A-ii

8.05	Confidentiality; Publicity	A-73
8.06	Post-Closing Cooperation; Further Assurances	A-74
8.07	Transaction Litigation	A-74
8.08	Indemnification and Insurance	A-74
8.09	Stock Exchange Listing	A-75
8.10	Financing	A-76
8.11	Section 16 Matters	A-76
8.12	Director and Officer Appointments	A-76
8.13	Employee Matters	A-76
8.14	SPAC Equity Financing	A-76
ARTICLE IX CONDITIONS TO OBLIGATIONS		A-77
9.01	Conditions to Obligations of All Parties	A-77
9.02	Additional Conditions to Obligations of SPAC and Merger Sub	A-77
9.03	Additional Conditions to the Obligations of the Company and Pubco	A-78
ARTICLE X TERMINATION/EFFECTIVENESS		A-79
10.01	Termination	A-79
10.02	Effect of Termination	A-81
ARTICLE XI MISCELLANEOUS		A-81
11.01	Waiver	A-81
11.02	Notices	A-81
11.03	Assignment	A-82
11.04	Rights of Third Parties	A-82
11.05	Expenses	A-82
11.06	Governing Law	A-82
11.07	Captions; Counterparts	A-82
11.08	Schedules, SPAC Schedules and Exhibits	A-82
11.09	Entire Agreement	A-83
11.10	Amendments	A-83
11.11	Severability	A-83
11.12	Jurisdiction; WAIVER OF TRIAL BY JURY	A-83
11.13	Enforcement	A-83
11.14	Non-Recourse	A-83
11.15	Nonsurvival of Representations, Warranties and Covenants	A-84
11.16	Acknowledgements	A-84

Exhibits

Exhibit A-1	Form of PIPE Subscription Agreement

Exhibit A-2	Form of Convertible Note Subscription Agreement

Exhibit A-3	Form of Company Series Z Subscription Agreement

Exhibit B	Form of Sponsor Agreement

Exhibit C	Form of Support Agreement

Exhibit D	Form of Registration Rights Agreement

Exhibit E	Form of Certificate of Incorporation of Pubco

Exhibit F	Form of Bylaws of Pubco

Exhibit G	Form of Amended and Restated Certificate of Incorporation of the Surviving Subsidiary Corporation

Exhibit H	Form of Pubco Equity Incentive Plan

Exhibit I	Form of Pubco ESPP

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 6, 2021, is entered into by and among FirstMark Horizon Acquisition Corp., a Delaware corporation (“SPAC”), Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“Merger Sub”), Starry, Inc., a Delaware corporation (the “Company”), and Starry Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, SPAC is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, subject to the terms and conditions hereof and in accordance with the DGCL, SPAC and the Company will enter into a business combination transaction pursuant to which (i) on the SPAC Merger Closing Date, SPAC will merge with and into Pubco (the “SPAC Merger”), with Pubco surviving (Pubco, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Surviving Corporation”) and becoming the sole owner of Merger Sub, and (ii) on the Acquisition Merger Closing Date, Merger Sub will merge with and into the Company (the “Acquisition Merger” and, collectively with the SPAC Merger, the “Mergers”), with the Company surviving as a wholly owned subsidiary of the Surviving Corporation (the Company, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”);

WHEREAS, the respective boards of directors or similar governing bodies of each of SPAC, Pubco, the Company and Merger Sub have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SPAC and each of the parties subscribing for Pubco Common Stock thereunder (collectively, the “PIPE Subscribers”) have entered into certain subscription agreements, dated as of the date hereof (collectively, the “PIPE Subscription Agreements”), in substantially the form set forth on Exhibit A-1, for a private placement of Pubco Common Stock (the “PIPE Investment”), such private placement to be consummated following the SPAC Merger and immediately prior to the consummation of the Acquisition Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SPAC and each of the parties subscribing for convertible notes of Pubco thereunder (collectively, the “Note Subscribers,” together with the PIPE Subscribers, the “Subscribers”) have entered into certain subscription agreements, dated as of the date hereof (collectively, the “Convertible Note Subscription Agreements,” together with the PIPE Subscription Agreements, the “Subscription Agreements”), in substantially the form set forth on Exhibit A-2, for a private placement of convertible notes of Pubco, such private placement to be consummated following the SPAC Merger and immediately prior to the consummation of the Acquisition Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company and each of the parties subscribing for shares of Company Series Z Preferred Stock thereunder (collectively, the “Company Series Z Subscribers”) have entered into certain subscription agreements, in substantially the form set forth on Exhibit A-3 (collectively, the “Company Series Z Subscription Agreements”), providing for the Company Series Z Subscribers to purchase such shares of Company Series Z Preferred Stock on the Acquisition Merger Closing Date and prior to the Acquisition Merger Effective Time (collectively, the “Company Series Z Investment”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor and the other Persons set forth on Schedule I thereto (collectively, the “SPAC Class B Holders”) have entered into that certain Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Agreement”), in the form set forth on Exhibit B, with SPAC, the Company and Pubco, pursuant to which, among other things, each of the SPAC Class B Holders agrees to exchange its shares of SPAC Class B Common Stock for shares of SPAC Class A Common Stock on the terms and subject to the conditions set forth in the Sponsor Agreement (the “Class B Exchange”) such that, immediately prior to the SPAC Merger Closing, there shall cease to be outstanding any shares of SPAC Class B Common Stock;

WHEREAS, promptly following the execution and delivery of this Agreement, in connection with the Transactions, the Company Requisite Stockholders will enter into a Support Agreement (the “Support Agreement”), with the Company, Pubco and SPAC, in the form set forth on Exhibit C, pursuant to which, among other things, the Company Requisite Stockholders will agree to vote their shares of Company Stock in favor of the adoption of this Agreement, the Preferred Stock Conversion and the other Transactions, in each case on the terms and conditions set forth therein;

WHEREAS, pursuant to the SPAC Organizational Documents, SPAC shall provide an opportunity to its stockholders to have their SPAC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the SPAC Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of SPAC for the Business Combination (the “Offer”);

WHEREAS, immediately prior to the SPAC Merger Closing, in connection with the Transactions, SPAC, Pubco, certain SPAC Stockholders and certain Company Stockholders who will receive Pubco Common Stock pursuant to Article III shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit D to be effective upon the SPAC Merger Closing;

WHEREAS, in connection with the SPAC Merger Closing, SPAC, Pubco and an exchange agent agreed upon in writing by SPAC and the Company (the “Exchange Agent”) will enter into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”) in such form as may be agreed between SPAC, Pubco, the Exchange Agent and the Company, to be effective upon the SPAC Merger Closing; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Acquisition Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and applicable Treasury Regulations, to which each of Pubco and the Company will be a party under Section 368(b) of the Code and applicable Treasury Regulations, and (iii) the SPAC Merger shall qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code and applicable Treasury Regulations to which SPAC and Pubco are parties within the meaning of Section 368(b) of the Code and applicable Treasury Regulations (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, SPAC, Merger Sub, the Company and Pubco agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Merger Exchange Ratio” means the quotient of (a) one hundred forty million (140,000,000), divided by (b) the Fully Diluted Share Number.

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than SPAC, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Ancillary Agreements” means the Subscription Agreements, the Registration Rights Agreement, the Sponsor Agreement, the Support Agreement, the Subscription Agreements, the Warrant Assumption Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub, the Company or Pubco in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Combination” has the meaning ascribed to such term in the SPAC Organizational Documents.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close; provided that commercial banks shall not be deemed to be authorized or required by Law to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Cash and Cash Equivalents” means the unrestricted cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Closing Surviving Corporation Cash” means, without duplication, an amount equal to, as of immediately prior to the Acquisition Merger Effective Time and after the SPAC Merger Effective Time: (a) the funds contained in the Trust Account; plus (b) all other Cash and Cash Equivalents of the Surviving Corporation; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SPAC Common Stock pursuant to the Offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (d) the PIPE Investment Amount actually received by SPAC or Pubco at or prior to the Acquisition Merger Closing; plus (e) net cash proceeds actually received by the Company in consideration for the issuance of Additional Funding Shares (including pursuant to the Company Series Z Subscription Agreements) prior to the Acquisition Merger Closing; in each case, excluding any proceeds from the purchase of convertible notes pursuant to the Convertible Note Subscription Agreements.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company and Pubco Representations” means the representations and warranties of each of the Company and Pubco expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company and Pubco Representations are solely made by the Company and Pubco.

“Company Board” means the board of directors of the Company.

“Company Certificate of Incorporation” means the Seventh Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 6, 2021, as in effect on the date hereof or hereafter amended in accordance with Section 6.01.

“Company Capital Stock” means, collectively, any capital stock of the Company, including the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means, collectively, the Company Voting Common Stock and the Company Nonvoting Common Stock.

“Company Equity Awards” means the Company Stock Options and Company Restricted Stock Units granted under the Company Stock Plan.

“Company Hardware” means any proprietary, or proprietary designs for or proprietary aspects of, computer or communications hardware, equipment and peripherals including transreceivers, routers, modems, semiconductor chips and antennas, that are owned by the Company or its Subsidiaries.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use in the business of the Company and its Subsidiaries, as currently conducted.

“Company Nonvoting Common Stock” means the shares of the Company’s Nonvoting Common Stock, par value $0.001 per share.

“Company Organizational Documents” means the certificate of incorporation and bylaws of the Company, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company Preferred Stock” means, collectively, the Company Series Seed Preferred Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock, Company Series E Preferred Stock and Company Series Z Preferred Stock.

“Company Requisite Stockholders” means the persons listed at Schedule 1.01(a).

“Company Restricted Stock Units” means the restricted stock units granted pursuant to the Company Stock Plan.

“Company Series A Preferred Stock” means the shares of the Company’s Series A Preferred Stock, par value $0.001 per share.

“Company Series B Preferred Stock” means the shares of the Company’s Series B Preferred Stock, par value $0.001 per share.

“Company Series C Preferred Stock” means the shares of the Company’s Series C Preferred Stock, par value $0.001 per share.

“Company Series D Preferred Stock” means the shares of the Company’s Series D Preferred Stock, par value $0.001 per share.

“Company Series E Preferred Stock” means, collectively, the Company Series E-1 Preferred Stock, Company Series E-2 Preferred Stock and Company Series E-3 Preferred Stock.

“Company Series E-1 Preferred Stock” means the shares of the Company’s Series E-1 Preferred Stock, par value $0.001 per share.

“Company Series E-2 Preferred Stock” means the shares of the Company’s Series E-2 Preferred Stock, par value $0.001 per share.

“Company Series E-3 Preferred Stock” means the shares of the Company’s Series E-3 Preferred Stock, par value $0.001 per share.

“Company Series Seed Preferred Stock” means the shares of the Company’s Series Seed Preferred Stock, par value $0.001 per share.

“Company Series Z Preferred Stock” means the shares of the Company’s Series Z Preferred Stock, par value $0.001 per share.

“Company Software” means all Software used or held for use in the business of the Company and its Subsidiaries, as currently conducted.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Options” means any option to purchase Company Common Stock granted pursuant to the Company Stock Plan.

“Company Stock Plan” means the Starry, Inc. Amended and Restated 2014 Stock Option and Grant Plan, as further amended on December 8, 2017, March 6, 2019, and March 30, 2021.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Voting Common Stock” means the shares of the Company’s Voting Common Stock, par value $0.001 per share.

“Company Warrants” means all warrants to purchase shares of Company Common Stock.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of October 14, 2020, between SPAC and the Company.

“Consent Solicitation Statement” means the consent solicitation statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to coronavirus (COVID-19) pandemic, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 13, 2019, among Starry, Inc., Starry Spectrum Holdings LLC, Starry (MA), Inc., Starry Spectrum LLC, Testco LLC, Widmo Holdings LLC and Vibrant Composites Inc., as borrowers, the lenders party thereto from time to time and ArrowMark Agency Services, LLC, as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), human health and safety (to the extent relating to exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal or Release of or exposure to Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Founder” means Chaitanya Kanojia.

“Fully Diluted Share Number” means, without duplication, (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Preferred Stock Conversion), plus (b) the number of shares of Company Common Stock issuable upon exercise of all Company Warrants outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding any Company Warrants that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time), plus (c) the aggregate number of shares of Company Common Stock issuable upon the full exercise of all Company Stock Options that are outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding (i) any Company Stock Options that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time and (ii) any Company Stock Option with an exercise price equal to or greater than the Per Share Consideration), plus (d) the aggregate number of shares of Company Common Stock issuable upon the full settlement of

Company Restricted Stock Units outstanding as of immediately prior to the Acquisition Merger Effective Time (excluding any Company Restricted Stock Units that are unvested as of immediately prior to the Acquisition Merger Effective Time, except to the extent subject to vesting only upon the occurrence of the Acquisition Merger Effective Time), minus (e) the Cancelled Shares outstanding immediately prior to the Acquisition Merger Effective Time, minus (f) any Additional Funding Shares (including those issued pursuant to the Company Series Z Subscription Agreements), minus (g) a number of shares equal to the quotient obtained by dividing (i) the aggregate exercise price of the Company Stock Options described in clause (c) above by (ii) the product obtained by multiplying (A) the Per Share Consideration (calculated using an Acquisition Merger Exchange Ratio without regard to this clause (g)) by (B) $10.00.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including, but not limited to, petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, toxic mold or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases that are required to be capitalized in accordance with GAAP, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above, and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not more than ninety (90) days past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (i) patents, patent applications, rights in patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (ii) trademarks, service marks, trade dress, and analogous rights in trade names, taglines, social media identifiers (such as a Twitter® Handle) and related social media accounts, brand names, logos and corporate names, together with all goodwill related thereto; (iii) copyrights, mask work rights and any other equivalent rights in works of and any other related rights of authors; (iv) internet domain names, internet addresses and other computer identifiers; (v) trade secret rights, and analogous rights in know-how, inventions, processes, procedures, databases and database compilations, including any and all data and collections of data, whether machine readable or otherwise, confidential business information and other proprietary information (collectively, “Trade Secrets”); and (vi) intellectual property rights in Software.

“IT Systems” means all computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third-party software or systems) owned, licensed, leased or otherwise used by the Company or any of its Subsidiaries and used in the operation of the business.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial non-monetary easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

“Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on (I) the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under this clause (I) (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Company and its Subsidiaries operate): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company or its Subsidiaries operate, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement (other than Section 6.01(i)) or the taking of any action, or failure to take action, required or contemplated by this Agreement (other than Section 6.01(i)) or with the prior written consent of SPAC (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate, including civil unrest, the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking), including upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), or (i) any matters specifically disclosed in the Schedules; or (II) the ability of the Company and its Subsidiaries to consummate the Transactions.

“NYSE” means the New York Stock Exchange.

“Open Source Materials” means any Software licensed and distributed under a license listed by the Open Source Initiative as an approved license at https://opensource.org/licenses/alphabetical and that satisfies the “Open Source Definition” provided by the Open Source Initiative at https://opensource.org/osd as of the date of this Agreement, or a license listed by the Free Software Foundation as a free software license at https://www.gnu.org/licenses/license-list.html#SoftwareLicenses and that satisfies the “Free Software Definition” provided by the Free Software Foundation at https://www.gnu.org/philosophy/free-sw.en.html as of the date of this Agreement.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI-DSS” means, to the extent applicable to the Company or any of its Subsidiaries, the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time.

“Per Share Consideration” means (a) with respect to the Founder, a number of shares of Pubco Class X Common Stock equal to the Acquisition Merger Exchange Ratio and (b) with respect to any Person who holds Company Common Stock immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Preferred Stock Conversion) other than the Founder, a number of shares of Pubco Class A Common Stock equal to the Acquisition Merger Exchange Ratio.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, franchises, grants, easements, variances, exceptions, waivers, orders and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that relate to amounts not yet delinquent or (B) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and in each case for which appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present use or occupancy of such real property, (v) non-exclusive licenses of Intellectual

Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Unaudited Financial Statements (which such Liens are referenced or the existence of which such Liens is referred to in the notes to the balance sheet included in the Unaudited Financial Statements), (vii) requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) statutory Liens of landlords for amounts that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case only to the extent appropriate reserves have been established in accordance with GAAP, and (ix) Liens described on Schedule 1.01(b).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means any individually identifiable information (or information that, in combination with other information, could reasonably allow the identification of an individual or household, or could reasonably be linked, directly or indirectly, to an individual or household), including, but not limited to, names, addresses, telephone numbers, protected health information, drivers’ license numbers and government-issued identification numbers, as applicable, as well as any other information that is defined as “personal information,” “personally identifiable information,” “personal data” or similar terms under any applicable Privacy Law.

“Post-Closing Price Per Share” means the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc.

“Post-Redemption SPAC Share Number” means, without duplication, (a) the aggregate number of shares of SPAC Class A Common Stock outstanding as of immediately prior to the Class B Exchange, plus (b) the aggregate number of shares of SPAC Class A Common Stock issuable upon the separation of each SPAC Unit in accordance with Section 3.01(a)(i), minus (c) the SPAC Cancelled Shares outstanding immediately prior to the Class B Exchange, minus (d) the SPAC Redeeming Shares outstanding immediately prior to the Class B Exchange.

“Privacy Laws” means any and all applicable Laws relating to data privacy, data protection, or data security with respect to the collection, use, processing, storage, safeguarding and security (both technical and physical) of Personal Information, including, but not limited to, the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act and the California Consumer Privacy Act, in each case to the extent applicable to the Company or its Subsidiaries.

“Proxy Statement” means the proxy statement filed by SPAC as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from SPAC Stockholders to approve the Proposals (which shall also provide the SPAC Stockholders with the opportunity to redeem their shares of SPAC Common Stock in conjunction with a stockholder vote on the Business Combination).

“Pubco Class A Common Stock” means the shares of Pubco’s Class A common stock, par value $0.0001 per share.

“Pubco Class X Common Stock” means the Class X Common Stock, par value $0.0001 per share, of Pubco, which will be created upon effectiveness of the Pubco Delaware Charter (which such shares shall have the same economic terms as the Pubco Class A Common Stock, but will carry increased voting rights in the form of twenty (20) votes per share).

“Pubco Common Stock” means Pubco Class A Common Stock and Pubco Class X Common Stock.

“Pubco Organizational Documents” means the certificate of incorporation and bylaws of Pubco, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Redeeming Stockholder” means a SPAC Stockholder who demands that SPAC redeem its SPAC Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the SPAC Organizational Documents.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, placing, or migration into or upon any land or water or air, or otherwise entering into the environment.

“Representative” means, as to any Person, any of the representatives, advisors, officers, directors, agents, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the laws of a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“Schedules” means sections of the disclosure letter of the Company and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” means any unauthorized or unlawful access, exfiltration, manipulation, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Personal Information or that triggers any reporting requirement under any Privacy Law or contractual provision, including any ransomware or denial of service attacks that prevent or materially degrade access to Personal Information.

“Software” means any and all computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including (i) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (ii) related screens, user interfaces, formats, firmware, development tools, templates, menus, buttons and icons, and (iii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“SPAC and Merger Sub Representations” means the representations and warranties of each of SPAC and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the SPAC Schedules. For the avoidance of doubt, the SPAC and Merger Sub Representations are solely made by SPAC and Merger Sub.

“SPAC Board” means the board of directors of SPAC.

“SPAC Class A Common Stock” means the shares of SPAC’s Class A common stock, par value $0.0001 per share.

“SPAC Class B Common Stock” means the shares of SPAC’s Class B common stock, par value $0.0001 per share.

“SPAC Common Stock” means SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC Organizational Documents” means SPAC’s amended and restated certificate of incorporation and bylaws, as may be amended or amended and restated from time to time subject to the terms of this Agreement.

“SPAC Schedules” means sections of the disclosure letter of SPAC and its Subsidiaries.

“SPAC Stockholder” means a holder of SPAC Common Stock.

“SPAC Unit” means the units issued in SPAC’s initial public offering consisting of one share of SPAC Class A Common Stock and one-third of a SPAC Warrant.

“SPAC Warrant” means a warrant entitling the holder to purchase one share of SPAC Class A Common Stock per warrant.

“Special Meeting” means a meeting of the holders of SPAC Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means FirstMark Horizon Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, telecommunication, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, commercial rent, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other assessment or mandatory contribution in the nature of a tax, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group or pursuant to Law, Contract or otherwise.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the SPAC Merger Closing or the Acquisition Merger Closing, including the Mergers.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 5, 2020, between SPAC and Continental Stock Transfer & Trust Company as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Other Definitions.

Acceptable Subscription Agreement	7.02(a)(x)
Acquisition Merger	Recitals
Acquisition Merger Certificate of Merger	2.02(b)
Acquisition Merger Closing	2.02(c)
Acquisition Merger Closing Date	2.02(c)
Acquisition Merger Effective Time	2.02(b)
Additional Proposal	8.02(c)
Adjournment Proposal	8.02(c)
Agreement	Preamble
Audited Financial Statements	4.07(a)
Business Combination Proposal	7.07
Cancelled Shares	3.01(c)(iii)
CARES Act	4.17(a)(xiv)
Certificates of Merger	2.02(b)
Class A Exchange Ratio	3.01(a)(ii)
Class B Exchange	Recitals
Communications Act	4.26(d)
Communications Laws	4.26(d)
Company	Preamble
Company Affiliate Agreement	4.24
Company Benefit Plan	4.15(a)
Company Board Recommendation	8.03(b)
Company Certificates	3.03(a)
Company Change in Recommendation	8.03(b)
Company Cure Period	10.01(b)
Company Dissenting Shares	3.09(a)
Company Licenses	4.26(b)
Company Network	4.21(a)
Company Regulatory Agreement	4.26(e)
Company Requisite Approval	4.03(a)
Company Series Z Investment	Recitals
Company Series Z Subscribers	Recitals
Company Series Z Subscription Agreements	Recitals
Convertible Note Subscription Agreements	Recitals
D&O Insurance	8.08(b)
Enforcement Proceeding	4.26(d)
Equity Incentive Plan Proposal	8.02(c)
ERISA	4.15(a)
ERISA Affiliate	4.15(e)
Exchange Agent	Recitals
Exchange Proposal	8.02(c)
FAA	4.26(b)
FAA Rules	4.26(f)
FCC	4.26(b)
FCC Rules	4.26(d)
Financial Statements	4.07(a)
Intended Tax Treatment	Recitals
Interim Period	6.01
Leased Real Property	4.20(b)
Letter of Transmittal	3.03(c)

Material Contracts	4.14(a)
Material Permits	4.26(a)
Merger Sub	Preamble
Mergers	Recitals
Multiemployer Plan	4.15(e)
Note Subscribers	Recitals
Offer	Recitals
Outstanding Company Expenses	3.08(a)
Outstanding SPAC Expenses	3.08(b)
Owned Company Hardware	4.11(g)
Owned Company Software	4.11(g)
Owned Company Technology	4.11(g)
Payoff Amount	6.09
PCAOB Audited Financial Statements	6.07(a)
PIPE Investment	Recitals
PIPE Investment Amount	5.22
PIPE Subscribers	Recitals
PIPE Subscription Agreements	Recitals
Preferred Stock Conversion	3.01(b)
Proposals	8.02(c)
Pubco	Preamble
Pubco Board	4.03(a)
Pubco Delaware Bylaws	2.04
Pubco Delaware Charter	2.04
Pubco Equity Incentive Plan	8.13
Pubco ESPP	8.13
Pubco ESPP Proposal	8.02(c)
Pubco Organizational Documents Proposal	8.02(c)
Pubco Warrant	3.01(a)(iii)
RDOF	4.26(d)
RDOF Application	4.26(g)
RDOF Subsidiary	4.26(g)
Real Estate Lease Documents	4.20(b)
Registered Intellectual Property	4.11(a)
Registration Rights Agreement	Recitals
Registration Statement	8.02(a)
Rollover Option	3.05(a)
Rollover Restricted Stock Units	3.05(b)
Series X Consideration	3.01(c)(ii)
SPAC	Preamble
SPAC Affiliate Agreement	5.20
SPAC Benefit Plans	5.06
SPAC Board Recommendation	8.02(d)
SPAC Cancelled Shares	3.01(a)(iv)
SPAC Certificates	3.03(b)
SPAC Class B Holders	Recitals
SPAC Cure Period	10.01(c)
SPAC Dissenting Shares	3.09(b)
SPAC Material Contracts	5.17(a)
SPAC Merger	Recitals
SPAC Merger Certificate of Merger	2.02(a)
SPAC Merger Closing	2.02(c)

SPAC Merger Closing Date	2.02(c)
SPAC Merger Consideration	3.03(b)
SPAC Merger Effective Time	2.02(a)
SPAC Redeeming Shares	3.01(a)(vi)
SPAC SEC Reports	5.12(a)
SPAC Stockholder Approval	5.02(b)
SPAC Tail Policy	8.08(c)
Sponsor Agreement	Recitals
State Communications Laws	4.26(d)
State Regulators	4.26(b)
Subject Indebtedness	6.09
Subscribers	Recitals
Subscription Agreements	Recitals
Support Agreement	Recitals
Surviving Corporation	Recitals
Surviving Provisions	10.02
Surviving Subsidiary Corporation	Recitals
Terminating Company Breach	10.01(b)
Terminating SPAC Breach	10.01(c)
Termination Date	10.01(b)
Transaction Litigation	8.07
Transaction Proposal	8.02(c)
Transfer Taxes	8.04(a)
Trust Account	5.09(a)
Trust Agreement	5.09(a)
Trustee	5.09(a)
Unaudited Financial Statements	4.07(a)
Unaudited Interim Financial Statements	6.07(a)
Unlicensed Activity	4.26(d)
Unlicensed Subsidiary	4.26(d)
USAC	4.26(d)
Vendor Contracts	4.14(a)(i)
Warrant Assumption Agreement	Recitals
Written Consent	8.03(a)

1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “SPAC Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, SPAC Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement at least three (3) days prior to the date of this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.04 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, Chaitanya Kanojia, Joe Lipowski, Komal Misra, Alex Moullé-Berteaux, Virginia Lam Abrams and Bill Lundregan and, in the case of SPAC, Rick Heitzmann, Amish Jani, Eric Cheung and Daniel Gaisin and, in each case, after reasonable inquiry.

ARTICLE II

THE MERGERS; CLOSINGS

2.01 The Mergers.

(a) The SPAC Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the SPAC Merger Effective Time, SPAC shall be merged with and into Pubco in the SPAC Merger. Following the SPAC Merger, the separate corporate existence of SPAC shall cease and Pubco shall continue as the Surviving Corporation.

(b) The Acquisition Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Acquisition Merger Effective Time, Merger Sub shall be merged with and into the Company in the Acquisition Merger. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Subsidiary Corporation and a wholly owned subsidiary of the Surviving Corporation.

2.02 Effective Times; Closings.

(a) SPAC Merger. Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the SPAC Merger Closing Date, the parties shall cause the SPAC Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “SPAC Merger Certificate of Merger”) as provided in Sections 251 and 103 of the DGCL with respect to the SPAC Merger, duly executed and completed in accordance with the relevant provisions of the DGCL (the date and time the SPAC Merger Certificate of Merger becomes effective, the “SPAC Merger Effective Time”).

(b) Acquisition Merger. Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Acquisition Merger Closing Date and at least twenty-four (24) hours following the SPAC Merger

Effective Time, the parties shall cause the Acquisition Merger to be consummated by: (a) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Acquisition Merger Certificate of Merger” and, together with the SPAC Merger Certificate of Mergers, the “Certificates of Merger”) as provided in Sections 251 and 103 of the DGCL with respect to the Acquisition Merger, duly executed and completed in accordance with the relevant provisions of the DGCL (the date and time the Acquisition Merger Certificate of Merger becomes effective, the “Acquisition Merger Effective Time”). The Acquisition Merger and the SPAC Merger shall become effective upon the due filing of the Acquisition Merger Certificate of Merger and the SPAC Merger Certificate of Merger, respectively, or such later time as agreed in writing between the Company and SPAC and set forth in the relevant Certificates of Merger.

(c) Closings. Immediately following the Class B Exchange and prior to the filing of the SPAC Merger Certificate of Merger, a first closing (the “SPAC Merger Closing”) shall occur. The date on which the SPAC Merger Closing occurs is referred to herein as the “SPAC Merger Closing Date.” At least twenty-four (24) hours but not more than forty-eight (48) hours (unless otherwise agreed between SPAC and the Company) following the SPAC Merger Effective Time, and immediately prior to the filing of the Acquisition Merger Certificate of Merger, on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Merger Closing, but subject to the satisfaction or waiver thereof) or such other time and place as SPAC and the Company may mutually agree in writing, a second closing (the “Acquisition Merger Closing”) shall take place electronically through the exchange of documents via e-mail. The date on which the Acquisition Merger Closing occurs is referred to herein as the “Acquisition Merger Closing Date.”

2.03 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of (a) the SPAC Merger and without further act or deed, at the SPAC Merger Effective Time, all of the property, rights, privileges, powers and franchises of Pubco and SPAC shall vest in the Surviving Corporation and all of the debts, liabilities and duties of SPAC and Pubco shall become the debts, liabilities and duties of the Surviving Corporation and (b) the Acquisition Merger and without further act or deed, at the Acquisition Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Subsidiary Corporation and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Subsidiary Corporation.

2.04 Certificate of Incorporation and Bylaws of Pubco. In connection with the Mergers, on the SPAC Merger Closing Date at the SPAC Merger Effective Time, Pubco will take all requisite action to (i) adopt the certificate of incorporation (the “Pubco Delaware Charter”) substantially in the form set forth on Exhibit E, which shall be the certificate of incorporation of Pubco upon the effectiveness of the SPAC Merger Closing and until thereafter amended in accordance with its terms and the DGCL, and (ii) adopt the bylaws (the “Pubco Delaware Bylaws”) substantially in the form set forth on Exhibit F, which shall be the bylaws of Pubco upon the effectiveness of the SPAC Merger Closing and until thereafter amended in accordance with their terms, the Pubco Delaware Charter and the DGCL.

2.05 Certificate of Incorporation and Bylaws of the Surviving Subsidiary Corporation.

(a) At the Acquisition Merger Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Acquisition Merger Effective Time, shall be amended and restated in its entirety as set forth on Exhibit G attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Subsidiary Corporation, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b) At the Acquisition Merger Effective Time, the bylaws of the Company, as in effect immediately prior to the Acquisition Merger Effective Time, shall be the bylaws of the Surviving Subsidiary Corporation, until thereafter supplemented or amended in accordance with its terms, the Surviving Subsidiary Corporation’s certificate of incorporation and the DGCL.

2.06 Directors and Officers of the Surviving Corporation.

(a) The parties will take all requisite action such that the directors and officers of SPAC as of immediately prior to the SPAC Merger Effective Time continue as the initial directors and officers of the Surviving Corporation immediately after the SPAC Merger Effective Time, each to hold office, subject to Section 2.06(b), in accordance with the provisions of the DGCL and the Surviving Corporation’s bylaws and certificate of incorporation until their respective successors are, duly elected or appointed and qualified, as applicable.

(b) The Company and Pubco shall take all necessary action prior to the Acquisition Merger Effective Time so that immediately after the Acquisition Merger Effective Time (i) each director and officer of the Surviving Corporation in office immediately prior to the Acquisition Merger Effective Time shall cease to be a director or officer, as applicable, immediately following the Acquisition Merger Effective Time (including by causing each such director and officer to tender an irrevocable resignation as a director or officer (as applicable), effective as of the Acquisition Merger Effective Time), (ii) each person set forth on Schedule 2.06(b)(ii) shall be appointed to the Board of Directors of the Surviving Corporation, effective as of immediately following the Acquisition Merger Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation and (iii) each person set forth on Schedule 2.06(b)(iii) shall be appointed an officer of the Surviving Corporation, effective as of immediately following the Acquisition Merger Effective Time, and, as of such time, shall be the only officers of the Surviving Corporation. Each person appointed as a director of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal. On the Acquisition Merger Closing Date, Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company and SPAC with the individuals set forth on Schedule 2.06(b)(ii) or (b)(iii), which indemnification agreements shall continue to be effective following the Acquisition Merger Closing.

2.07 Directors and Officers of the Surviving Subsidiary Corporation. Persons constituting the officers of the Company prior to the Acquisition Merger Effective Time shall continue to be the officers of the Surviving Subsidiary Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

ARTICLE III

EFFECTS OF THE MERGERS

3.01 Effect on Securities.

(a) Treatment of Securities of SPAC and Pubco in the SPAC Merger. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, Merger Sub, the Company, or Pubco or the holder of any shares of capital stock of any of the foregoing:

(i) SPAC Units. Each SPAC Unit outstanding immediately prior to the SPAC Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-third of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying shares of Class A Common Stock and SPAC Warrants shall be adjusted in accordance with the applicable terms of this Section 3.01(a).

(ii) SPAC Capital Stock. Immediately following the separation of each SPAC Unit in accordance with Section 3.01(a)(i), each share of SPAC Class A Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive the number of newly issued share of Pubco Class A Common Stock equal to the lower of: (A) 1.2415; and (B) (1) (x) the Post-Redemption SPAC Share Number, plus (y) 1,000,000 divided by (2) the Post-Redemption SPAC Share Number (the lower of (A) and (B), the “Class A Exchange Ratio”). As of the SPAC Merger Effective Time, each SPAC Stockholder shall cease to have any other rights in and to SPAC.

(iii) Exchange of SPAC Warrants. Each SPAC Warrant outstanding immediately prior to the SPAC Merger Effective Time shall, at the SPAC Merger Effective Time, cease to be a warrant with respect to SPAC Common Stock and shall be assumed by Pubco pursuant to the Warrant Assumption Agreement (each, a “Pubco Warrant”) on substantially the same terms as were in effect immediately prior to the SPAC Merger Effective Time under the terms of the Warrant Agreement (including any repurchase rights and cashless exercise provisions). SPAC and Pubco shall take all lawful action to effect the aforesaid provisions of this Section 3.01(a)(iii), including entering into the Warrant Assumption Agreement.

(iv) SPAC Treasury Stock. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any shares of SPAC Common Stock that are owned by the SPAC as treasury stock or any SPAC Common Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, such SPAC Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor (the “SPAC Cancelled Shares”).

(v) SPAC Dissenting Shares. Each of the SPAC Dissenting Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall be cancelled and cease to exist in accordance with Section 3.09(b) and shall thereafter represent only the right to receive the applicable payments set forth in Section 3.09(b).

(vi) SPAC Redeeming Shares. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any shares of SPAC Common Stock that are required to be redeemed pursuant to the Offer (such shares, the “SPAC Redeeming Shares”), such SPAC Common Stock shall not be exchanged pursuant to clause (ii) above but shall immediately prior to the SPAC Merger Effective Time be canceled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the SPAC Organizational Documents, the Trust Agreement, and the Proxy Statement.

(vii) Cancellation of Pubco Shares. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any holder thereof, each share of capital stock of Pubco issued and outstanding immediately prior to the SPAC Merger Effective Time shall be redeemed by Pubco for par value.

(b) Preferred Stock Conversion. The Company shall take all actions necessary to cause each share of Company Preferred Stock (other than any shares of Company Series Z Preferred Stock) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time to be converted immediately prior to the Acquisition Merger Effective Time into a number of shares of Company Voting Common Stock at the then-effective conversion rate (as calculated pursuant to the Company Certificate of Incorporation) in accordance with the Company Certificate of Incorporation (such conversions, the “Preferred Stock Conversion”). Following the Preferred Stock Conversion, all of the shares of Company Preferred Stock (other than any shares of Company Series Z Preferred Stock) shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each Person that held any shares of Company Preferred Stock (other than any shares of Company Series Z Preferred Stock) immediately prior to the Preferred Stock Conversion shall thereafter cease to have any rights with respect to such securities. The Preferred Stock Conversion may be made contingent upon the occurrence of the Acquisition Merger Closing.

(c) Treatment of Company Stock in the Acquisition Merger. At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of SPAC, Merger Sub, the Company, Pubco or the holder of any shares of capital stock of any of the foregoing:

(i) Each share of Company Common Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (for avoidance of doubt, after giving effect to the Preferred Stock Conversion) (other than the Cancelled Shares and Company Dissenting Shares) shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, as applicable, the Per Share Consideration. Following the conversion of the shares of Company Common Stock into the right to receive the Per Share Consideration pursuant to this Section 3.01(c), all of the shares of Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Consideration.

(ii) Each share of Company Series Z Preferred Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall thereupon be converted into the right to receive, and the holder of such share of Company Series Z Preferred Stock shall be entitled to receive, a number of shares of Pubco Class A Common Stock equal to the number of shares of Company Series Z Preferred Stock held by such Person immediately prior to the Acquisition Merger Effective Time (the “Series Z Consideration”). Following such conversion pursuant to this Section 3.01(c), all of the shares of Company Series Z Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the Series Z Consideration.

(iii) Each share of Company Stock held in treasury of the Company as of immediately prior to the Acquisition Merger Effective Time (collectively, the “Cancelled Shares”) shall thereupon be cancelled without any conversion thereof and no payment or distribution shall be made within respect thereto.

(iv) Each share of common stock, par value $0.0001 per share, of Merger Sub that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Subsidiary Corporation and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Subsidiary Corporation as of immediately following the Acquisition Merger Effective Time.

(d) Treatment of Company Warrants. The Company shall take all actions necessary such that, as of immediately prior to the Acquisition Merger Effective Time, each outstanding Company Warrant shall, pursuant to the terms of such Company Warrant, have been exercised in exchange for shares of Company Common Stock and shall thereupon no longer be outstanding and shall have automatically been cancelled, extinguished and retired and shall have ceased to exist, each holder thereof shall have ceased to have any rights with respect thereto (other than, for avoidance of doubt, the right to receive the Company Common Stock for which such Company Warrant has been exercised).

3.02 Equitable Adjustments. If, between the date of this Agreement and the Acquisition Merger Effective Time, the outstanding shares of any class or series of Company Stock or SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred (in each case, other than pursuant to the Preferred Stock Conversion), then, without duplication, any number, value (including dollar value) or amount contained herein which is based upon the number of shares of any class or series of Company Stock or SPAC Common Stock will be appropriately adjusted to provide to the holders of Company Stock and the holders of SPAC Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit any of the parties to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement or would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.03 Delivery of Shares.

(a) Subject to the occurrence of the Acquisition Merger Effective Time, upon the delivery of a Letter of Transmittal (accompanied with all certificates representing shares of Company Common Stock (which, if applicable, may be the certificates that formerly represented shares of Company Preferred Stock that converted into such shares of Company Common Stock pursuant to the Preferred Stock Conversion), to the extent such shares of Company Common Stock are certificated (the “Company Certificates”)) duly, completely and validly executed and delivered in accordance with the instructions thereto, and such other documents as may reasonably be required by SPAC, the Company Stockholder holding such shares of Company Common Stock shall be entitled to receive in exchange therefor the Per Share Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.01(c)(i). Until surrendered as contemplated by this Section 3.03(a), each share of Company Common Stock shall be deemed at any time from and after the Acquisition Merger Effective Time to represent only the right to receive upon such surrender the Per Share Consideration, which the Company Stockholders holding shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 3.03(a).

(b) Subject to the occurrence of the SPAC Merger Effective Time, upon the delivery of a Letter of Transmittal (accompanied with all certificates representing shares of SPAC Common Stock (which, if applicable, may be the certificates that formerly represented shares of SPAC Class B Common Stock that converted into such shares of SPAC Class A Common Stock pursuant to the Class B Exchange), to the extent such shares of SPAC Common Stock are certificated (the “SPAC Certificates”)) duly, completely and validly executed and delivered in accordance with the instructions thereto, and such other documents as may reasonably be required by the Company, the SPAC Stockholder holding such shares of SPAC Common Stock shall be entitled to receive in exchange therefor the consideration into which such shares of SPAC Common Stock have been converted pursuant to Section 3.01(a)(ii) (the “SPAC Merger Consideration”). Until surrendered as contemplated by this Section 3.03(b), each share of SPAC Common Stock shall be deemed at any time from and after the SPAC Merger Effective Time to represent only the right to receive upon such surrender the SPAC Merger Consideration, which the SPAC Stockholders holding shares of SPAC Common Stock were entitled to receive in respect of such shares pursuant to this Section 3.03(b).

(c) As promptly as practicable following the SPAC Merger Effective Time, Pubco shall cause to be sent to each SPAC Stockholder (as of immediately prior to the SPAC Merger Effective Time) a letter of transmittal in such form as may be required by the Exchange Agent (the “Letter of Transmittal”), which shall have customary representations and warranties as to title, authorization, execution and delivery.

3.04 Lost Certificate. In the event any Company Certificate or SPAC Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate or SPAC Certificate, as applicable, to be lost, stolen or destroyed and, if required by Pubco, the provision by such Person of a customary indemnity against any claim that may be made against Pubco with respect to such Company Certificate or SPAC Certificate, as applicable, and Pubco shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Consideration or the SPAC Merger Consideration, as applicable, deliverable in respect thereof as determined in accordance with this Article III.

3.05 Conversion of Company Equity Awards.

(a) Effective as of the Acquisition Merger Effective Time, each Company Stock Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire, on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Acquisition Merger Effective Time, including applicable vesting conditions (after such conversion, each a “Rollover Option”) the number of shares of Pubco Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding Company Stock Option immediately prior to the Acquisition Merger Effective Time, multiplied by (ii) the Acquisition Merger Exchange Ratio with any resulting fractional share rounded down to the nearest whole number. The per share exercise price of each Rollover Option shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Company Stock Option as of immediately prior to the Acquisition Merger Effective Time by (B) the Acquisition Merger Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent.

(b) Effective as of the Acquisition Merger Effective Time, each Company Restricted Stock Unit, to the extent then outstanding, shall automatically, without any action on the part of the holder thereof, be converted into a restricted stock unit of Pubco with respect to that number of shares of Pubco Class A Common Stock determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit award immediately prior to the Acquisition Merger Effective Time by (ii) the Acquisition Merger Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number (after such conversion, “Rollover Restricted Stock Units”). Except as provided herein, each Rollover Restricted Stock Unit shall be subject to the same terms and conditions as were applicable to the corresponding Company Restricted Stock Unit immediately prior to the Acquisition Merger Effective Time, including applicable vesting conditions.

(c) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Pubco Class A Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(d) At or prior to the Acquisition Merger Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall (i) adopt any resolutions and take any actions that are necessary to effect the treatment of the Company Stock Options and Company Restricted Stock Units pursuant to this Section 3.05, including resolutions by the Company Board to confirm or clarify that the capital-raising events contemplated by this Agreement will not result in any single-trigger or double-trigger vesting of any Company Equity Award, and (ii) take all actions necessary to ensure that from and after the Acquisition Merger Effective Time Pubco will not be required to deliver shares of Company Stock or other shares of capital stock of the Company to any Person pursuant to or in settlement of Company Stock Options, Company Restricted Stock Units or any other equity compensation award.

(e) Pubco shall take all actions that are necessary for the assumption and conversion of the Company Stock Options and Company Restricted Stock Units pursuant to this Section 3.05, including the reservation, issuance, registration and listing of shares of Pubco Common Stock as necessary to effect the transactions contemplated by this Section 3.05.

3.06 Withholding. Each of the parties and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law (as reasonably determined by the party required to so deduct or withhold); provided that, except with respect to compensatory payments or as a result of a failure to deliver the certificates required under Section 8.04(e), that no less than five (5) Business Days before so deducting or withholding, SPAC, Merger Sub, the Company or Pubco (as applicable) shall provide written notice (including an estimate of the amount to be deducted or withheld and the legal basis for such deduction or withholding) to the Person in respect of whom such amounts are intended to be deducted or withheld. To the extent that SPAC, Merger Sub, the Company, Pubco or their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.07 No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Pubco Common Stock shall be issued upon the conversion of Company Common Stock, SPAC Common Stock or SPAC Warrants pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Pubco Common Stock. In lieu of the issuance of any such fractional share to which any holder of Company Common Stock would otherwise be entitled in connection with the conversion of Company Common Stock, SPAC Common Stock or SPAC Warrants pursuant to Section 3.01 (after aggregating all fractional shares of Pubco Common Stock of the same class and series that otherwise would be received by such holder of Company Common Stock, SPAC Common Stock or SPAC Warrants), Pubco shall round up or down to the nearest whole share of Pubco Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

3.08 Payment of Expenses.

(a) On the Acquisition Merger Closing Date immediately following the Acquisition Merger Closing, Pubco shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of or on behalf of the Company or Pubco for outside counsel incurred in connection with the Transactions and fees and expenses of or on behalf of the Company or Pubco for any other agents, advisors, consultants, experts and financial advisors employed by the Company or Pubco incurred in connection with the Transactions (collectively, the “Outstanding Company Expenses”).

(b) On the Acquisition Merger Closing Date immediately following the Acquisition Merger Closing, Pubco shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of or on behalf of SPAC, Merger Sub or the Sponsor for outside counsel and fees and expenses of or on behalf of SPAC, Merger Sub or the Sponsor for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of SPAC, Merger Sub or the Sponsor incurred in connection with the Transactions, SPAC’s pursuit of a Business Combination and any amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions (collectively, the “Outstanding SPAC Expenses”).

3.09 Dissenting Shares.

(a) Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Acquisition Merger Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Company Dissenting Shares”), shall not be converted into the right to receive the Per Share Consideration and shall instead entitle the holder thereof only to such rights as are granted to a holder of Company Dissenting Shares by Section 262 of the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL with respect to any Company Dissenting Shares, then such Company Dissenting Shares shall thereupon cease to be Company Dissenting Shares and shall be deemed to have been converted, as of the Acquisition Merger Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Consideration in accordance with this Article III. The Company shall give SPAC prompt written notice (and in any event within one (1) Business Day) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to the actual or purported assertion or exercise of appraisal rights under Section 262 of the DGCL or other Law, and SPAC shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Acquisition Merger Effective Time, the Company shall not, except with the prior written consent of SPAC, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

(b) SPAC Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of SPAC Common Stock outstanding immediately prior to the SPAC Merger Effective Time and owned by a SPAC Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “SPAC Dissenting Shares”), shall not be converted into the right to receive consideration pursuant to Section 3.01(a) and shall instead entitle the holder thereof only to such rights as are granted to a holder of SPAC Dissenting Shares by Section 262 of the DGCL. If any such SPAC Stockholder fails to perfect or otherwise waives, withdraws or loses such SPAC Stockholder’s right to appraisal under Section 262 of the DGCL with respect to any SPAC Dissenting Shares, then such SPAC Dissenting Shares shall thereupon cease to be SPAC Dissenting Shares and shall be deemed to have been converted, as of the SPAC Merger Effective Time, into and shall be exchangeable solely for the right to receive the consideration in accordance with this Article III. SPAC shall give the Company prompt written notice (and in any event within one (1) Business Day) of any demands received by SPAC for appraisal of shares of SPAC Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by SPAC relating to the actual or purported assertion or exercise of appraisal rights under Section 262 of the DGCL or other Law, and the Company shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the SPAC Merger Effective Time, SPAC shall not, except with the prior written consent of the Company, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), each of the Company and Pubco represents and warrants to SPAC and Merger Sub as follows:

4.01 Corporate Organization of the Company and Pubco.

(a) Each of the Company and Pubco has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company is not in material default under or in material violation of any provision of the Company Organizational Documents. Pubco is not in material default under or in material violation of any provision of the Pubco Organizational Documents.

(b) The Company Organizational Documents and the Pubco Organizational Documents previously made available by the Company to SPAC are true, correct and complete and are in effect as of the date of this Agreement.

(c) The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

4.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each of the Company’s Subsidiaries. Each of the Company’s Subsidiaries (other than Pubco, with respect to which this representation is made in Section 4.01(a)) has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person to the Company or its Subsidiaries.

4.03 Due Authorization.

(a) Each of the Company and Pubco has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and (subject to (x) the adoption of this Agreement by the holders of (i) a majority of the voting power of the outstanding shares of Company Voting Common Stock and Company Preferred Stock, voting together as a single class and (ii) the Requisite Percentage (as defined in the Company Certificate of Incorporation), voting separately as a class and (y) the approval of the Requisite Percentage (as defined in the Company Certificate of Incorporation) of the Preferred Stock Conversion (the approvals in the foregoing clauses (x) and (y), the “Company Requisite Approval”)) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, the board of directors of Pubco (the “Pubco Board”) and the sole stockholder of Pubco and upon receipt of the Company Requisite Approval, no other corporate proceeding on the part of the Company or Pubco is necessary to authorize this Agreement or such Ancillary Agreements or the Company’s or Pubco’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by the Company and Pubco and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company and Pubco, enforceable against the Company and Pubco in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby. The Written Consent, if executed and delivered by the Company Requisite Stockholders, would satisfy the Company Requisite Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company or Pubco would then be necessary to adopt this Agreement or approve the Transactions.

(b) Each of the Company Requisite Stockholders, and each other Person (if any) that executes and delivers the Support Agreement prior to the effectiveness of the Written Consent, is an executive officer, director, affiliate, founder or family member of a founder or holder of at least five percent (5%) of the voting equity securities of the Company, in each case, within the meaning of the SEC’s Compliance and Disclosure Interpretation 239.13.

4.04 No Conflict. Subject to the receipt of the Company Requisite Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.04, the execution, delivery and performance of this Agreement by the Company and each Ancillary Agreement to which it is a party and the Transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Company Organizational Documents or the certificate of formation, bylaws or other organizational documents of any of the Company’s Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract, whether or not set forth on Schedule 4.14(a), or any Leased Real Property document to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company or Pubco with respect to the Company’s or Pubco’s respective execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or Pubco to consummate the Transactions, (c) those disclosed on Schedule 4.05, (d) the filing with the SEC of (i) the Registration Statement and Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby and (e) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware.

4.06 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 700,000,000 shares of Company Voting Common Stock, 190,012,330 of which are issued and outstanding as of the date of this Agreement, (ii) 115,000,000 shares of Company Nonvoting Common Stock, of which 8,416,864 are issued and outstanding as of the date of this Agreement, (iii) 53,030,270 shares of Company Series Seed Preferred Stock, 53,030,260 of which are issued and outstanding as of the date of this Agreement, (iv) 91,549,300 shares of Company Series A Preferred Stock, 91,549,300 of which are issued and outstanding as of the date of this Agreement, (v) 55,452,865 shares of Company Series B Preferred Stock, 55,452,865 of which are issued and outstanding as of the date of this Agreement, (vi) 108,459,871 shares of Company Series C Preferred Stock, 108,459,871 of which are issued and outstanding as of the date of this Agreement, (vii) 87,412,587 shares of Company Series D Preferred Stock, 87,412,587 of which are issued and outstanding as of the date of this Agreement, (viii) 22,204,490 shares of Company Series E-1 Preferred Stock, 22,204,490 of which are issued and outstanding as of the date of this Agreement, (ix) 8,232,627 shares of Company Series E-2 Preferred Stock, 8,232,627 of which are issued and outstanding as of the date of this Agreement, (x) 74,404,760 shares of Company Series E-3 Preferred Stock, 71,428,570 of which are issued and outstanding as of the date of this Agreement, (xi) 2,500,000 shares of Company Series Z Preferred Stock, none of which are issued and outstanding as of the date of this Agreement, (xii) 50,363,463 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding

Company Stock Options as of the date of this Agreement, (xiii) 4,449,250 shares of Company Common Stock were reserved for issuance under Company Restricted Stock Units as of the date of this Agreement and (xiv) none of the outstanding shares of Company Common Stock are restricted shares that have not vested in full, and no Company Stock Options are eligible for early exercise, as of the date of this Agreement. All of the issued and outstanding shares of Company Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were issued in compliance in all material respects with applicable Securities Law, (C) were not issued in breach or violation of any preemptive rights or Contract, and (D) are fully vested. As of the date of this Agreement, 44,660,898 shares of Company Common Stock are issuable upon exercise of all outstanding Company Warrants. All outstanding Company Warrants (x) were issued in compliance in all material respects with applicable Securities Law and (y) were not issued in breach or violation of any Contract. Except as set forth in this Section 4.06, on Schedule 4.06(b) or pursuant to the Company Stock Plan, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(b) Set forth on Schedule 4.06(b) is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests of the Company (other than Company Equity Awards) and the number of shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests held by each such holder as of the date hereof. Except for (i) the Company Warrants set forth on Schedule 4.06(b), (ii) Company Equity Awards granted pursuant to the Company Stock Plan and (iii) the Company Preferred Stock, as of the date hereof, there are (x) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except as set forth on Schedule 4.06(b), as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests. Schedule 4.06(b) sets forth, as of October 5, 2021, for each Company Equity Award, the name of the holder of such Company Equity Award, the type of Company Equity Award, the number of vested and unvested shares of Company Common Stock covered by such Company Equity Award, the vesting and any acceleration terms, the date of grant, the cash exercise price or strike price per share of such Company Equity Award (if applicable) and the applicable expiration date. Each Company Stock Option was granted in all material respects in accordance with the terms of the Company Stock Plan and in compliance in all material respects with all applicable Laws. No Company Stock Option or Company Restricted Stock Unit is subject to Section 409A of the Code, and each Company Stock Option (A) has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code and (B) that is intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, except, in either case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 4.06(b), there are no other stock options, restricted stock, restricted stock units, stock appreciation rights or other equity or equity-related awards covering Company Stock.

(c) As of the date hereof and as of immediately prior to the SPAC Merger Closing Date, the authorized capital stock of Pubco consists of 100 shares of Common Stock, par value $0.01 per share, 100 of which are issued and outstanding as of the date of this Agreement. As of the date hereof and as of immediately prior to the SPAC Merger Closing Date, all such shares of the Common Stock of Pubco (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) are fully vested.

(d) Subject to approval of the Proposals, the shares of Pubco Common Stock to be issued by Pubco in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Pubco and will be capable of effectively vesting in the Company Stockholders and SPAC Stockholders, respectively, title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(e) As of the date hereof, the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, other than with respect to the Company Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. There are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 4.06(e), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(e), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(f) As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(f), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

4.07 Financial Statements.

(a) Attached as Schedule 4.07 are (a) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2019, and as of December 31, 2020, and the audited consolidated statement of operations, statements of stockholders’ (deficit) equity and statements of cash flows of the Company and its Subsidiaries for the year then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2021, and the unaudited consolidated statement of operations and statement of cash flows of the Company and its Subsidiaries for the three-month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. Other than the Audited Financial Statements, there are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company or any of its Subsidiaries with respect to calendar years 2019 and 2020.

(b) The PCAOB Audited Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act. The Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

4.08 Undisclosed Liabilities. There is no liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Schedules, (d) arising under this Agreement or the performance by the Company of its obligations hereunder, (e) arising, directly or indirectly, in connection with the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition), or (f) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.09 Litigation and Proceedings. Except as set forth in Schedule 4.09, there are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or its Subsidiaries to consummate the Transactions.

4.10 Compliance with Laws.

(a) Except as set forth on Schedule 4.10(a) and except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since December 31, 2018, have been, in compliance with all applicable Laws (including Communications Laws). Since December 31, 2018, neither the Company nor any of its Subsidiaries has received any written notice or other written communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation of, or failure to comply with, any applicable Law by the Company or any of its Subsidiaries or (ii) requiring the Company or any of its Subsidiaries to take or omit and action to ensure compliance with any applicable Law, in either case of the foregoing clauses (i) and (ii), which violation or failure to comply would, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

(b) Since December 31, 2018, (i) there has been no action taken by the Company or its Subsidiaries, any of their respective officers, directors, managers, or employees, or, to the knowledge of the Company, any agent, representative or sales intermediary of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) The Company and its Subsidiaries have in place and have adopted policies and procedures to ensure compliance with, and as may be required by, any applicable Anti-Corruption Law, including by the books and records and internal controls provisions of the U.S. Foreign Corrupt Practices Act.

(d) Except as set forth on Schedule 4.10(d), since December 31, 2018, none of the Company or its Subsidiaries, any of their respective officers, directors, managers, or employees or, to the knowledge of the Company, any agent or representative thereof: (i) has been nor is a Sanctioned Person, (ii) has (acting for or on behalf of the Company or any of its Subsidiaries) transacted business with or for the benefit of a Sanctioned Person nor otherwise violated applicable Sanctions, nor (iii) violated any applicable Ex-Im Law.

(e) Except as set forth on Schedule 4.10(e), to the knowledge of the Company, the Company and its Subsidiaries have not been, since December 31, 2018, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Ex-Im Laws, or the Company’s policies, procedures and controls to prevent corrupt conduct.

4.11 Intellectual Property.

(a) Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list of: (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application (the “Registered Intellectual Property”) including legal owner, jurisdiction, serial number, application number, filing date and registration date (as applicable) and (ii) except as would not, individually or in the aggregate, reasonably be expected to have material impact on the Company and its Subsidiaries, all unregistered proprietary trademarks. Each item of Registered Intellectual Property is, to the knowledge of the Company, valid (or in the case of applications, applied for), and in the case of registrations, subsisting and enforceable.

(b) The Company or one of its Subsidiaries: (i) is the sole and exclusive owner of all Owned Intellectual Property free and clear of all Liens, other than Permitted Liens, and (ii) have undertaken commercially reasonable efforts to maintain all material Owned Intellectual Property, including to protect the confidentiality of any material Trade Secrets included in the Owned Intellectual Property.

(c) Except as set forth on Schedule 4.11(c), (i) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party, and (ii) there are no proceedings pending or, to the Company’s knowledge, threatened in writing (including unsolicited offers to license patents), as of the date of this Agreement, against the Company or any Subsidiary by any third party claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party in the conduct of the Company’s business. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property except for such infringements, misappropriations, dilutions and other violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company or one of its Subsidiaries, as the case may be, either own(s), has a valid license to use or otherwise has the lawful right to use, all of the Company Intellectual Property and Company Software, except for such Company Intellectual Property and Company Software with respect to which the lack of such ownership, license or right to use would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) No director, officer or employee of the Company has any ownership interest in any of the material Owned Intellectual Property. All Persons who have participated in or contributed to the creation or development of any Intellectual Property within the scope of their employment or engagement by the Company and its

Subsidiaries either: (i) are party to a “work-for-hire” (or equivalent) arrangement or agreement with the Company or its Subsidiaries with respect to such Intellectual Property, or (ii) have executed valid and enforceable written agreements providing for: (a) the conveyance and present assignment to the Company or its Subsidiaries of any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or its Subsidiaries, except in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) Except as set forth on Schedule 4.11(e), no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property in a manner that may give rise to any Intellectual Property ownership claims by such government, university, college, or other educational institution or research center with respect to any of the Owned Intellectual Property.

(f) The Company and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for Open Source Materials used by the Company or any of its Subsidiaries in any way. Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Owned Intellectual Property or Owned Company Software, (ii) distributed Open Source Materials in conjunction with any Owned Intellectual Property or Owned Company Software or (iii) used Open Source Materials in any Owned Intellectual Property or Owned Company Software (including any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge), in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or its Subsidiaries to license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including, but not limited to, the source code for any Owned Company Software.

(g) With respect to all material Company Software and material Company Hardware, to the extent to which underlying Intellectual Property is Owned Intellectual Property (the “Owned Company Software” and the “Owned Company Hardware” respectively, and collectively, the “Owned Company Technology”), the Company is in actual possession or control of, as applicable, the material source code, object code, proprietary designs, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Technology. The Company has not disclosed source code for Owned Company Software or material proprietary confidential information regarding Company Hardware to a third party outside of the scope of: such third party’s engagement with the Company or a Subsidiary solely for the benefit of the Company or a Subsidiary, pursuant to a written agreement that protects the Company’s rights in such source code and obligates the third party to maintain the confidentiality of the source code or such other Company Technology. Except as set forth under non-exclusive licenses granted by the Company to customers, suppliers or service providers in the ordinary course of business, no Person other than the Company has any rights to any Owned Company Technology.

4.12 Information Technology.

(a) The IT Systems (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries for the operation of its business as currently conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries and (ii) to the knowledge of the Company, are free from material defects, deficiencies, vulnerabilities, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants, in each case, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries (i) take reasonable actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, disaster recovery technology, continuous operation and security of its IT Systems, and (ii) have in place adequate security controls, incident response plans, and disaster recovery plans and procedures for its IT Systems within their operational control, in each case of (i) and (ii), except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(c) To the knowledge of the Company, since December 31, 2018, there has been no security breach or unauthorized access to the IT Systems that resulted in the unauthorized use, misappropriation, modification, encryption, corruption, disclosure or transfer of any information or data contained therein, in each case that has resulted in or is reasonably likely to result in material liability to Company and its Subsidiaries, taken as a whole.

4.13 Data Protection.

(a) The Company’s and its Subsidiaries’ collection, use, disclosure, storage, safeguarding, security, processing, destruction and transfer of Personal Information complies in all material respects with, and since December 31, 2018, has complied in all material respects with, (i) the provisions relating to data privacy, data protection, or data security of any material Contract to which any of them is a party, (ii) each of their published privacy policies, (iii) all applicable Privacy Laws and (iv) PCI-DSS. The execution of this Agreement and the other Ancillary Agreements and the consummation of the transactions contemplated hereunder and thereunder do not violate any privacy policy, terms of use, Contract or applicable Privacy Law relating to the use, dissemination, transfer or other processing of any Personal Information.

(b) Since December 31, 2018, the Company and its Subsidiaries have not received any material: (i) written complaints, (ii) written notices of investigation or regulatory audit, (iii) written claims from any Governmental Authority or (iv) any Actions by consumers or other entities, relating to any Privacy Laws or PCI-DSS, nor, to the knowledge of the Company, have any such complaints, investigations, regulatory audits, claims or Actions been threatened against them.

(c) The Company and its Subsidiaries have taken reasonable steps designed to ensure that all Personal Information is protected in all material respects against a Security Incident. Since December 31, 2018, there has been no Security Incident that either (i) pursuant to any applicable legal requirement, would require the Company or a Subsidiary to notify customers or employees of such Security Incident or (ii) has resulted in or is reasonably likely to result in material liability to the Company and its Subsidiaries, taken as a whole.

4.14 Contracts; No Defaults.

(a) Schedule 4.14(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (xx) below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound (those Contracts required to be listed, the “Material Contracts”). True, correct and complete copies of the Material Contracts, including amendments thereto, have been delivered to or made available to SPAC or its agents or representatives. The Material Contracts include:

(i) each Contract with one of the top 10 vendors that provide the Company or any of its Subsidiaries with equipment, telecommunications access services or IRUs by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together), for the year ended December 31, 2020 (the “Vendor Contracts”);

(ii) each peering Contract which is material to the Company and its Subsidiaries, taken as a whole;

(iii) each Contract pursuant to which the Company or any of its Subsidiaries (x) leases wireless spectrum requiring or reasonably likely to result in annual payments by or to the Company and its Subsidiaries in excess of $500,000 or (y) would reasonably be expected to be required to purchase, sell, lease or exchange any wireless spectrum with a value in excess of $500,000;

(iv) each Contract pursuant to which the Company or any of its Subsidiaries uses or has a right to use material network infrastructure, including fiber, conduit space, power and other associated property necessary to operate a fiber optic network requiring payments by the Company or its Subsidiaries, in the aggregate, in excess of $500,000 in a fiscal year;

(v) each collective bargaining agreement or other labor-related Contract with any labor union, labor organization or works council;

(vi) any Contract pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party any rights to use Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than (1) click-wrap, shrink-wrap, and off-the-shelf software (including software-as-a-service) licenses, and any other software licenses that are commercially available on reasonable terms to the public generally (including Open Source Materials), (2) rights to use confidential information in confidentiality and commercial agreements entered in the ordinary course, (3) licenses to use background Intellectual Property of any employee or consultant, (4) licenses to user-generated content and other materials provided by users or customers of the Company’s products and services, and (5) any Contract to purchase or lease general business equipment, such as a photocopier, computer, or mobile phone that also contains an incidental license of Intellectual Property related to use of such equipment, or (B) licenses to a third party to use Owned Intellectual Property or Owned Company Software (other than any licenses granted to customers, suppliers or service providers in the ordinary course of business);

(vii) any Contract which expressly restricts in any material respect or contains any express material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory;

(viii) any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $500,000 of committed credit;

(ix) any Contract that contains an existing obligation (contingent or otherwise) to pay any amounts in respect of purchase price adjustment, earn-outs, backend payment, deferred payments or similar obligation, in each case, in connection with the acquisition of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(x) any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries since December 31, 2018, of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(xi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000 or, together with all related Contracts, in excess of $2,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(xii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.14 pursuant to which the Company recognized or expected to result in revenue or generated expenditures in excess of $1,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(xiii) any Company Affiliate Agreement that will not be terminated at or prior to the Acquisition Merger Closing;

(xiv) any obligation to register any Company Stock or other securities of the Company with the SEC or any similar Governmental Authority;

(xv) any Contract made other than in the ordinary course of business providing for (i) the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset of the Company or any Subsidiary, or (ii) providing for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company and any Subsidiary;

(xvi) any Contract under which the Company has agreed to purchase goods or services from a vendor, supplier or other Person on a “most favored nation” basis;

(xvii) any Contracts with any Governmental Authority to which the Company or any of its Subsidiaries is a party, other than any Material Permits;

(xviii) any Contract under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries;

(xix) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole; and

(xx) any Contract not otherwise described in any other subsection of this Section 4.14(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Acquisition Merger Closing Date, with respect to any Contract of the type described in Section 4.14(a), whether or not set forth on Schedule 4.14(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2019, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), (v) since December 31, 2019, neither the Company nor its Subsidiaries have received written notice from any other party to any Vendor Contract that such party intends to materially reduce or modify its relationship with the Company or any of its Subsidiaries, and (vi) since December 31, 2019, through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.15 Company Benefit Plans.

(a) Schedule 4.15(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries has or could reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which the Company and its Subsidiaries have no remaining obligations or liabilities.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to SPAC correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any amendments thereto and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable), (iv) for the most recent year, the actuarial valuations and (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (i) each Company Benefit Plan is in compliance with, and has been administered in compliance with, its terms and all applicable Laws, including ERISA, the PPACA and the Code and (ii) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e) Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, ERISA Affiliates has sponsored, maintained, contributed to, within the six years prior to the date of this Agreement nor was required to contribute to, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or any other defined benefit pension plan. No circumstance or condition exists that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Neither the Company nor any of its Subsidiaries has any obligations to provide any post-employment health, medical or life insurance benefits for any employee or service provider, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any other applicable law, and at the expense of such employee or service provider.

(g) (i) With respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, is pending or, to the knowledge of the Company, threatened and (ii) there are no pending or, to the knowledge of the Company, threatened claims or litigation with respect to any Company Benefit Plan, other than ordinary and usual claims for benefits by participants and beneficiaries.

(h) Except as set forth on Schedule 4.15(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) or benefit becoming due to any director, officer, employee or other service provider of the Company or any its Subsidiaries, (ii) increase any compensation or benefits otherwise payable to any director, officer, employee or other service provider of the Company or any its Subsidiaries, (iii) result in the acceleration, vesting or creation of any rights of any director, officer, employee or other service provider of the Company or its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates, (iv) result in any material limitation or restriction on the right of the Company’s or any of its Subsidiaries’ ability to merge, amend or terminate any of the Company Benefit Plans or (v) result in any new material obligation pursuant to any of the Company Benefit Plans.

(i) No amount or benefit that has been or will be, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005, or its inception (whichever is later), and all applicable regulations and notices issued thereunder. No Company Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

(k) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) there are no and since January 1, 2018, there have not been any Actions pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, in each case, involving allegations of sexual harassment or misconduct by an officer, director or employee of the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct in writing by any director, officer or employee. Since January 1, 2018, the Company and its Subsidiaries have used reasonable best efforts to investigate all sexual harassment or other discrimination allegations with respect to current or former employees of which the Company or a Subsidiary has or had knowledge.

4.16 Labor Matters.

(a) (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or its Subsidiaries, (ii) to the knowledge of the Company, no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification and (iii) to the knowledge of the Company, there are no, and there have not been since January 1, 2018, any representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Each of the Company and its Subsidiaries, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (i) currently complies, and since January 1, 2018, has complied, with all applicable Laws regarding labor, employment, employment practices, social security and Tax matters in connection with employees and independent contractors, including all Laws respecting terms and conditions of employment, hiring, promotion, termination, health and safety (including, but not limited to, COVID-19), non-discrimination, harassment, wages and hours, immigration, child labor, privacy, disability rights or benefits, equal opportunity, plant closures and layoffs (including, but not limited to, the WARN Act), affirmative action, workers’ compensation, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees and unemployment insurance, and (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

(c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) (i) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law since January 1, 2018 (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and applicable state Law), (ii) no such individual has been improperly included or excluded from any Company Benefit Plan, and (iii) neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, no employee of the Company or its Subsidiaries at the level of senior vice president or above is in violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement, restrictive covenant obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information of such former employer.

(f) Since January 1, 2018, (i) there have been no grievances, arbitrations, labor strikes, disputes, slowdowns, stoppages, hand-billing, or picketing actually pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has engaged in any location closing or employee layoff activities that would violate the Worker Adjustment Retraining and Notification Act of 1988, or any similar state or local plant closing or mass layoff statute, rule or regulation.

(g) No notice, consent or consultation obligations with respect to any employee of the Company or its Subsidiaries, or any labor or other employee representative body of employees of the Company or its Subsidiaries, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(h) True and complete information as to the name, current job title and compensation of each current director and executive of the Company and its Subsidiaries has been made available to SPAC. As of the date hereof, to the knowledge of the Company, no current executive or key employee with an annual salary of $150,000, has given notice of termination of employment or otherwise disclosed plans to terminate employment or engagement with the Company or its Subsidiaries within the next twelve (12) months.

4.17 Taxes.

(a) Except as set forth on Schedule 4.17 or as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) All Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete.

(ii) All amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

(iii) Each of the Company and its Subsidiaries has (A) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (B) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(iv) Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(v) Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(vi) Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(vii) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Acquisition Merger Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Acquisition Merger Closing Date and made prior to the Acquisition Merger Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Acquisition Merger Closing; (C) installment sale or open transaction disposition made prior to the Acquisition Merger Closing; (D) prepaid amount received or deferred revenue recognized prior to the Acquisition Merger Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Acquisition Merger Closing; or (F) Sections 951, 951A or 965 of the Code.

(viii) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(ix) Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(x) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(xi) Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(xii) Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(xiii) Neither the Company nor any of its Subsidiaries currently has, or has ever had, a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(xiv) Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)).

(xv) The Company is not treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(xvi) The Company has not made an election under Section 965(h) of the Code.

(b) Neither the Company nor any of its Subsidiaries has taken any action that, nor to the knowledge of the Company are there any facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent, impair or impede the Mergers from qualifying for the Intended Tax Treatment.

(c) Other than Section 4.15, this Section 4.17 contains the exclusive representations and warranties of the Company and its Subsidiaries with respect to Tax matters.

4.18 Brokers’ Fees. Except as described on Schedule 4.18, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.19 Insurance. Schedule 4.19 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to SPAC. To the knowledge of the Company, there are no events, circumstances or other liabilities that give rise to a material claim under any such policy. With respect to each such insurance policy required to be listed on Schedule 4.19, except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Acquisition Merger Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.20 Real Property; Assets.

(a) Neither the Company nor any Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b) Schedule 4.20(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $500,000 annually (the “Leased Real Property”). The Company has made available to SPAC true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c) Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to SPAC and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the Transactions by the Company, upon the consummation of the Transactions, will entitle SPAC or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d) Except as would not reasonably be expected to result in a Material Adverse Effect, there has been no default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor its Subsidiaries has received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or its Subsidiaries or by the other parties thereto. Neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except as would not be material to the Company or its Subsidiaries, the Company or its Subsidiaries has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens.

(e) Neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f) The Leased Real Property constitutes all real property currently used in the business of the Company or its Subsidiaries.

(g) Except for Permitted Liens and except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have good and valid title to the assets of the Company and its Subsidiaries.

4.21 Network Operations.

(a) The base station and terminal radio, microwave, and/or other transceiver devices, together with such other equipment, tooling, and cabinets necessary for the installation and operation of such devices owned or leased by of the Company and its Subsidiaries that is used to provide services to customers of the Company and its Subsidiaries (“Company Network”), taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of the Company and its Subsidiaries as operated by the Company and its Subsidiaries.

(b) The Company and its Subsidiaries have good and valid title to or otherwise have the right to use all equipment materially necessary to operate and maintain the Company Network, except for any of the foregoing as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The Company has delivered or otherwise made available for inspection to SPAC a list of all internet interconnection locations used by of the Company and its Subsidiaries.

4.22 Environmental Matters. Except as disclosed on Schedule 4.22:

(a) the Company and its Subsidiaries are and, since December 31, 2018, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying with all material Permits required pursuant to Environmental Law for the operation of the business and the Leased Real Properties;

(b) there has been no Release of any Hazardous Materials at, in, on or under any Leased Real Property, and neither the Company nor its Subsidiaries have generated, stored, handled, used, processed, transported, Released or disposed of, or exposed any person to, Hazardous Materials at, in, on or under the Leased Real Property or off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property, except in each case as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries;

(c) neither the Company nor its Subsidiaries is subject to any current and material Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law, except in each case as would not reasonably be expected to be material to the Company or any of its Subsidiaries;

(e) neither the Company nor any Subsidiary has assumed by contract or operation of Law any liability of any other Person arising under Environmental Law, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries; and

(f) the Company has made available to SPAC all material environmental reports (including any Phase I or Phase II environmental site assessments), audits, and studies relating to the Leased Real Property or any other location for which the Company is reasonably likely to incur liability pursuant to Environmental Law and are in the Company’s possession or reasonable control.

4.23 Absence of Changes.

(a) Since December 31, 2020, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From December 31, 2020, through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (ii) have not taken any action that (A) would require the consent of SPAC pursuant to Section 6.01 if such action had been taken after the date hereof and (B) is material to the Company and its Subsidiaries, taken as a whole.

4.24 Affiliate Agreements. Except as set forth on Schedule 4.24 and except for in the case of any employee, officer or director, any employment Contract, Company Benefit Plans or Company Equity Awards made in the ordinary course of business consistent with past practice, none of the Company or any of its Subsidiaries is a party to any transaction or Contract with any (i) present or former executive officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

4.25 Internal Controls. Since December 31, 2018, neither the Company nor any of its Subsidiaries has received any written complaint or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company or any of its Subsidiaries, (ii) a “material weakness” in the internal controls over financial reporting of the Company or any of its Subsidiaries or (iii) fraud, regardless of whether material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.25, the Company and its Subsidiaries maintain systems of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.26 Permits.

(a) The Company and its Subsidiaries have all material Permits (the “Material Permits”) that are required to own, lease or operate their properties and assets and to conduct their business as currently conducted, except where the failure to obtain the same has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Permit is in full force and effect in accordance with its terms and not subject to any conditions (except for those conditions set forth on the face of the applicable Material Permit), (ii) no outstanding notice of revocation, cancellation, termination, or adverse modification of any Material Permit has been received by the Company or its Subsidiaries, (iii) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be timely renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (iv) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Material Permit and (v) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

(b) The Company and each of its Subsidiaries hold all Permits issued by the Federal Communications Commission or any successor Governmental Authority (the “FCC”), state public service or state public utility commissions (collectively, “State Regulators”) or the Federal Aviation Administration (the “FAA”) and all other material regulatory Permits, including eligible telecommunications carrier designations and franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Authority that are required for the Company and each of its Subsidiaries to conduct its business, as presently conducted (collectively, the “Company Licenses”), except such Company Licenses the failure of which to so hold has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Schedule 4.26(b) sets forth a list of all Company Licenses, together with the name of the entity holding each such Company License and the date of expiration, if any, of each such Company License, in each case as of the date hereof.

(c) Each Company License is valid and in full force and effect and has not been suspended, revoked, canceled, terminated or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) any pending proceeding by or before the FCC, State Regulators or the FAA to suspend, terminate, adversely modify, revoke or cancel, or any judicial review of a decision by the FCC, State Regulators or the FAA with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no (A) event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course , except where the failure to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (B) pending or threatened FCC, State Regulator or FAA regulatory proceedings relating to one or more of the Company Licenses that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (C) event, condition or circumstance that would materially impair, delay or preclude the ability of the Company or its Subsidiaries to obtain any consents from any Governmental Authority, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Subsidiary of the Company to make payments, dividends or other distributions to the Company or any other Subsidiary of the Company that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(d) The Company, with respect to any Company License and any activity regulated by the FCC or State Regulators but not requiring a license (“Unlicensed Activity”), and each licensee of each Company License and each Subsidiary engaged in Unlicensed Activity (“Unlicensed Subsidiary”) is, and since December 31, 2018, has been, in compliance with each Company License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity as required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (the “FCC Rules”) or similar rules, regulations, written policies and orders of State Regulators (the “State Communications Laws” and, with the Communications Act and the FCC Rules, the “Communications Laws”), and has timely (x) submitted all reports, notifications and applications required under the Communications Laws (including, but not limited to, FCC Form 477 and any submissions required in connection with the receipt of support from the Rural Digital Opportunity Fund (“RDOF”)), and all such reports, notifications and applications were complete and accurate in all material respects when filed and (y) paid all applicable regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances authorized under the Communications Laws and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each licensee of each Company License and each Unlicensed Subsidiary is in good standing with the FCC, State Regulators and all other Governmental Authorities, and neither the Company nor any licensee or Unlicensed Subsidiary is the respondent with respect to any formal complaint, action, notice of apparent liability, notice of forfeiture, order to show cause, investigation, audit, inquiry, subpoena, forfeiture, or petition before the FCC, the Universal Service Administrative Company (the “USAC”) or any other Governmental Authority (each an “Enforcement Proceeding”), except where any such Enforcement Proceedings have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company or a Subsidiary of the Company owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses and each Unlicensed Subsidiary.

(e) Neither the Company nor any of its Subsidiaries is subject to any material cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered to pay any material civil money penalty by, the FCC, the FAA, USAC, any State Regulator or any other Governmental Authority (other than a taxing authority, which is covered by Section 4.17), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing since December 31, 2018, by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

(f) All transmission towers owned or leased by the Company and its Subsidiaries are (to the knowledge of the Company with respect to leased towers) obstruction-marked and lighted by the Company or its Subsidiaries to the extent required by, and in accordance with, the rules and regulations of the FAA (the “FAA Rules”), except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Appropriate notification to the FAA has been made for each transmission tower owned by the Company and its Subsidiaries to the extent required to be made by the Company or any of its Subsidiaries by, and in accordance with, the FAA Rules, in each case (and to the knowledge of Company with respect to leased towers), except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) Connect Everyone LLC, a wholly-owned, direct Subsidiary of the Company (the “RDOF Subsidiary”), is a winning bidder of $268,851,315.90 of RDOF support over a ten-year period. The RDOF Subsidiary timely filed a long-form application on FCC Form 683 to be authorized to receive RDOF support from the FCC (“RDOF Application”). The RDOF Applications contains all information required under FCC rules and the FCC has not notified the Company or the RDOF Subsidiary of any defect in the RDOF Application the Company reasonably believes it cannot cure and that would result in the denial or dismissal of the RDOF Application (or have the effect of denial or dismissal). The certifications made by the Company and the RDOF Subsidiary in the RDOF Applications are, and at the time such RDOF Application was submitted were, complete and accurate. Except as set forth on Schedule 4.26(g), the RDOF Subsidiary has not defaulted on any winning bids for RDOF and will not be subject to any penalties for defaulting on RDOF winning bids. Except as set forth on Schedule 4.26(g), the RDOF Subsidiary has timely complied with, and is presently in compliance with, all obligations established by the FCC for winning bidders of RDOF support, including but not limited to, eligible telecommunications carrier designation, submission of audited financial statements, and letter of credit commitment letters. Neither the Company nor the RDOF Subsidiary has any present intention to default on any RDOF deployment or service obligation, and has no reason to believe that there is a material likelihood of such default occurring within the next five years.

4.27 Information Supplied. None of the information relating to the Company or its Subsidiaries supplied by the Company or Pubco, or by any other Person acting on behalf of the Company or Pubco, in writing specifically for inclusion or incorporation by reference in the Registration Statement or Proxy Statement will, as of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to the SPAC Stockholders and at the time of the Special Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.27, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company or Pubco for use therein.

4.28 COVID-19. Except as set forth in Schedule 4.28, none of the Company or any of its Subsidiaries has sought material benefits or relief from any COVID-19-related programs (including the federal Paycheck Protection Program) or under any other COVID-19-related Laws.

4.29 Business Activities.

(a) Since its organization, Pubco has not conducted any business activities other than activities directed toward the accomplishment of the Transactions. Except as set forth in the Pubco Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Pubco or to which Pubco is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Pubco or any acquisition of property by Pubco or the conduct of business by Pubco as currently conducted or as contemplated to be conducted as of the Acquisition Merger Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Pubco to enter into and perform its obligations under this Agreement.

(b) Pubco does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Pubco was formed solely for the purpose of consummating the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the SPAC Merger Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

4.30 No Additional Representations and Warranties; No Outside Reliance. Each of the Company and Pubco acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of SPAC and Merger Sub. In making its determination to proceed with the Transactions (including the Mergers), each of the Company and Pubco has relied on (i) the results of its own independent investigation and (ii) the representations and warranties of SPAC and Merger Sub expressly and specifically set forth in this Agreement (as modified by the Schedules) or any certificate delivered in accordance with Section 9.03(c). Each of the Company and Pubco hereby acknowledges that such representations and warranties by SPAC and Merger Sub constitute the sole and exclusive representations and warranties of SPAC and Merger Sub to the Company and Pubco in connection with the Transactions (including the Mergers), and each of the Company and Pubco understands, acknowledges and agrees that: (i) all other representations and warranties of any kind or nature, express or implied, (including but not limited to any representations and warranties as to the condition, value or quality of SPAC or SPAC’s assets or liabilities or prospects, any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to SPAC’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent) are specifically disclaimed by the Company and Pubco; (ii) no Person has been authorized by SPAC or Merger Sub to make any representations or warranties relating to any of SPAC, its Subsidiaries or the business of SPAC or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by the Company or Pubco as having been authorized by SPAC or Merger Sub and shall not be deemed to have been made by SPAC or Merger Sub; and (iii) except to the extent SPAC or Merger Sub may have so represented and warranted expressly and specifically in this Agreement or any certificate delivered in accordance with Section 9.03(c), no representation or warranty whatsoever is or has been made by or on behalf of SPAC or Merger Sub in respect of the accuracy or completeness of any information provided to the Company, Pubco or their Representatives by or on behalf of SPAC, Merger Sub or their Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF SPAC AND MERGER SUB

Except as set forth in the SPAC Schedules (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SPAC SEC Reports filed or furnished by SPAC on or after September 18, 2020 (excluding (x) any disclosures in such SPAC SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), each of SPAC and Merger Sub represents and warrants to the Company and Pubco as follows:

5.01 Corporate Organization.

(a) SPAC is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of SPAC previously made available by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. SPAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. SPAC is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder and own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Merger Sub is directly and wholly owned by SPAC. Other than Merger Sub, SPAC has no other Subsidiaries or any equity or other interests in any other Person.

5.02 Due Authorization.

(a) Each of SPAC and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and (subject to (x) SPAC’s receipt of the SPAC Stockholder Approvals (in the case of SPAC) and (y) the adoption of this Agreement by SPAC, in its capacity as the sole stockholder of Merger Sub (in the case of Merger Sub, which such approval shall be obtained promptly following execution and delivery of this Agreement)) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements by each of SPAC and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the SPAC Board and the board of directors of Merger Sub, as the case may be, and upon receipt by SPAC of the SPAC Stockholder Approval, and receipt by Merger Sub of the adoption of this Agreement by SPAC, no other corporate or equivalent proceeding on the part of SPAC or Merger Sub is necessary to authorize this Agreement or such Ancillary Agreements or SPAC’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by each of SPAC and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of each of SPAC and Merger Sub, enforceable against each of SPAC and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of a majority of the votes cast by holders of SPAC Common Stock, voting together as a single class, at the Special Meeting shall be required to approve each of the Proposals (including any separate or unbundled advisory proposals as are required to implement the foregoing), with each share of SPAC Common Stock entitling its holder to cast one (1) vote at the Special Meeting (the approval by SPAC Stockholders of all of the foregoing, collectively, the “SPAC Stockholder Approval”) and, assuming a quorum is present at the Special Meeting, the SPAC Stockholder Approval is the only vote of any holders of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC and the consummation of the transactions contemplated hereby, including the Mergers.

(c) At a meeting duly called and held, the SPAC Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of SPAC and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and Taxes payable on interest earned) as of the date hereof; (iii) approved the Transactions as a Business Combination; and (iv) resolved to recommend to the SPAC Stockholders approval of each of the matters requiring SPAC Stockholder Approval.

5.03 No Conflict. Subject to the receipt of the SPAC Stockholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 5.08, the execution, delivery and performance of this Agreement by each of SPAC and Merger Sub and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the SPAC Organizational Documents, any organizational documents of any Subsidiaries of SPAC or any of the organizational documents of Merger Sub, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to each of SPAC or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any material Contract to which either of SPAC or Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of SPAC or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

5.04 Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against SPAC, or otherwise affecting SPAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon SPAC which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

5.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions, SPAC and its Subsidiaries are, and since September 18, 2020, have been, in compliance in all material respects with all applicable Laws. Neither SPAC nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by SPAC or its Subsidiaries at any time since September 18, 2020, which violation would reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Since September 18, 2020, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by SPAC, its Subsidiaries, or, to the knowledge of SPAC, any officer, director, manager, employee, agent or representative of SPAC or its Subsidiaries, in each case, acting on behalf of SPAC or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither SPAC nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither SPAC nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither SPAC nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

5.06 Employee Benefit Plans. None of SPAC, Merger Sub, or any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which SPAC, Merger Sub or any of their respective Subsidiaries have no remaining obligations or liabilities (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of SPAC, Merger Sub or any of their respective Subsidiaries, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of SPAC, Merger Sub or any of their respective Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

5.07 Employees. Other than any officers as described in the SPAC SEC Reports and consultants and advisors in the ordinary course of business or in connection with SPAC’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, SPAC and Merger Sub have never employed any employees or retained any contractors.

5.08 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of SPAC or Merger Sub with respect to SPAC’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws and the NYSE, (b) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and (c) those disclosed on Schedule 4.05.

5.09 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $414,000,000 invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 5, 2020, by and between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate or (ii) entitle any Person (other than (x) any SPAC Stockholder who is a Redeeming Stockholder and (y) deferred underwriting fees payable upon consummation of a Business Combination to the underwriters of SPAC’s initial public offering in the amount of $14,490,000) to any portion of the proceeds in the Trust Account. Prior to Acquisition Merger Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus dated October 5, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. Since October 5, 2020, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). Following the Acquisition Merger Effective Time, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is a Redeeming Stockholder.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Acquisition Merger Closing Date after the Acquisition Merger Effective Time.

(c) As of the date hereof, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.10 Taxes.

(a) Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions:

(i) All Tax Returns required by Law to be filed by SPAC and Merger Sub have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete.

(ii) All amounts of Taxes shown due on any Tax Returns of SPAC or Merger Sub and all other amounts of Taxes owed by SPAC and Merger Sub have been timely paid.

(iii) Each of SPAC and Merger Sub has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(iv) Neither SPAC nor Merger Sub is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Neither SPAC nor Merger Sub has received any written notice from a Governmental Authority of a proposed deficiency of any amount of Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where SPAC or Merger Sub does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of SPAC or Merger Sub, and no written request for any such waiver or extension is currently pending.

(v) Neither SPAC nor Merger Sub (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(vi) Neither SPAC nor Merger Sub has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(vii) Neither the SPAC nor Merger Sub will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Acquisition Merger Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Acquisition Merger Closing Date and made prior to the Acquisition Merger Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Acquisition Merger Closing; (C) installment sale or open transaction disposition made prior to the Acquisition Merger Closing; (D) prepaid amount received prior to the Acquisition Merger Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Acquisition Merger Closing; or (F) Sections 951, 951A or 965 of the Code.

(viii) There are no Liens with respect to Taxes on any of the assets of the SPAC or Merger Sub, other than Permitted Liens.

(ix) Neither SPAC nor Merger Sub has any liability for the Taxes of any Person (other than SPAC or Merger Sub) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(x) Neither SPAC nor Merger Sub is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(xi) SPAC and Merger Sub are each classified as a corporation for U.S. federal income tax purposes.

(xii) Neither SPAC nor Merger Sub currently has, and has not within the past three (3) years had, a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(b) Neither SPAC nor Merger Sub has taken any action that, nor to the knowledge of SPAC are there any facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent, impair or impede the Mergers from qualifying for the Intended Tax Treatment.

(c) This Section 5.10 contains the exclusive representations and warranties of SPAC and Merger Sub with respect to Tax matters.

5.11 Brokers’ Fees. Except for fees previously disclosed by SPAC to the Company to be paid to the Persons described on SPAC Schedule 5.11, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SPAC or Merger Sub or any of their respective Affiliates, including the Sponsor.

5.12 SPAC SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) SPAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since September 18, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SPAC SEC Reports”). None of the SPAC SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the SPAC Merger Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SPAC SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, including timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c) SPAC has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as set forth on SPAC Schedule 5.12(e), neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of SPAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) Notwithstanding anything in this Section 5.12 or otherwise in this Agreement, no representation or warranty is made as to the accounting treatment of SPAC’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities in SPAC’s financial statements.

5.13 Business Activities; Absence of Changes.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of Acquisition Merger Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Other than capital stock of Merger Sub, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02), (ii) as set forth on SPAC Schedule 5.13(c) and (iii) with respect to fees and expenses of SPAC’s legal, financial and other advisors, SPAC is not, and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of one hundred thousand dollars ($100,000) monthly, two million dollars ($2,000,000) in the aggregate with respect to any individual Contract or more than three million dollars ($3,000,000) in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02) and Contracts set forth on SPAC Schedule 5.13(c)).

(d) There is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet for the quarterly period ended June 30, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of SPAC’s consolidated balance sheet for the quarterly period ended June 30, 2021 in the ordinary course of the operation of business of SPAC and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole) or (iii) disclosed in SPAC Schedule 5.13(d).

(e) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Transactions. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of Acquisition Merger Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f) Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g) Merger Sub was formed solely for the purpose of effecting the Acquisition Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Acquisition Merger Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h) (i) Since September 18, 2021, there has not been any change, development, condition, occurrence, event or effect relating to SPAC or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions and (ii) from June 30, 2021, through the date of this Agreement, SPAC and its Subsidiaries have not taken any action that (A) would require the consent of the Company pursuant to Section 7.02 if such action had been taken after the date hereof or (B) is material to SPAC and its Subsidiaries, taken as a whole.

5.14 Information Supplied. None of the information relating to SPAC or its Subsidiaries supplied by SPAC, or by any other Person acting on behalf of SPAC, in writing specifically for inclusion or incorporation by reference in the Registration Statement or Proxy Statement will, as of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to the SPAC Stockholders and at the time of the Special Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 5.14, no representation or warranty is made by SPAC with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of SPAC for use therein.

5.15 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of SPAC consists of 525,000,000 shares of capital stock, divided into (i) 500,000,000 shares of SPAC Class A Common Stock, 41,400,000 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of SPAC Class B Common Stock, 10,350,000 of which are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 shares of SPAC preferred stock, par value $0.0001 per share, none of which are issued and outstanding as of the date of this Agreement. 20,653,333 SPAC Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Common Stock and SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and, in the case of SPAC Common Stock, nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the SPAC SEC Reports with respect to certain SPAC Common Stock held by the Sponsor.

(b) Except for this Agreement, the SPAC Warrants, the Subscription Agreements and as set forth on SPAC Schedule 5.15(b), as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SPAC SEC Reports or the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SPAC Stockholders may vote. Except as disclosed in the SPAC SEC Reports, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any Person (other than Merger Sub) and does not have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person (other than Merger Sub) is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Acquisition Merger Closing Date.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by SPAC as of the date of this Agreement.

(d) Except as set forth in the SPAC Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

5.16 NYSE Stock Market Quotation. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FMAC.” SPAC is in compliance in all material respects with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or terminate the listing of SPAC Class A Common Stock on the NYSE. Neither SPAC nor the Sponsor has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock or SPAC Warrants under the Exchange Act except as contemplated by this Agreement.

5.17 Contracts; No Defaults.

(a) SPAC Schedule 5.17(a) contains a listing of (i) every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) and (ii) any Contract under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of SPAC or one or more of its Subsidiaries, in each case, to which, as of the date of this Agreement, SPAC or one or more of its Subsidiaries is a party or by which any of their respective assets are bound (the “SPAC Material Contracts”). True, correct and complete copies of the SPAC Material Contracts listed on SPAC Schedule 5.17(a) have been delivered to or made available to the Company or its agents or representatives.

(b) Each Contract of a type required to be listed on SPAC Schedule 5.17(a), whether or not set forth on SPAC Schedule 5.17(a), was entered into at arm’s-length and in the ordinary course of business. Except for any SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Acquisition Merger Closing Date, with respect to any Contract of the type described in SPAC Schedule 5.17(a), whether or not set forth on SPAC Schedule 5.17(a), (i) such Contracts are in full force and effect and represents the legal, valid and binding obligations of SPAC or its Subsidiaries party thereto and, to the knowledge of SPAC, represents the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of SPAC, is enforceable by SPAC or its Subsidiaries to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case except as would not be material and adverse to SPAC and Merger Sub, taken as a whole, (ii) neither SPAC nor Merger Sub is, nor has SPAC received written notice that any other party to such SPAC Material Contract is, in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any SPAC Material Contract to which it is a party, (iii) since October 5, 2020, neither SPAC nor Merger Sub has received any written notice to terminate any SPAC Material Contract, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of SPAC, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any SPAC Material Contract by SPAC or Merger Sub or, to the knowledge of SPAC, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since October 5, 2020, through the date hereof, neither the SPAC nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract, in each case except as would not be material and adverse to SPAC and Merger Sub, taken as a whole.

5.18 Title to Property. Except as set forth on SPAC Schedule 5.18, neither SPAC nor Merger Sub (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.19 Investment Company Act. Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.20 Affiliate Agreements. Except as set forth on SPAC Schedule 5.20, none of SPAC or Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of SPAC or Merger Sub, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of SPAC or (iii) any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “SPAC Affiliate Agreement”).

5.21 Takeover Statutes and Charter Provisions. The SPAC Board has taken all action necessary such that no “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Law applies with respect to SPAC or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which SPAC or any of its Subsidiaries is subject, party or otherwise bound.

5.22 PIPE and Convertible Note Subscription Agreements. SPAC has delivered to the Company true, correct and complete copies of each of (a) the PIPE Subscription Agreements that have been executed as of the date hereof, pursuant to which the PIPE Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of Pubco Class A Common Stock in the aggregate for an aggregate amount equal to one hundred nine million dollars ($109,000,000) (together with amounts committed pursuant to Acceptable Subscription Agreements executed after the date hereof, “PIPE Investment Amount”) and (b) the Convertible Note Subscription Agreements that have been executed as of the date hereof, pursuant to which the Note Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase convertible notes of Pubco with an aggregate principal amount equal to one hundred fifty million dollars ($150,000,000). Each of the Subscription Agreements executed as of the date hereof is in full force and effect and is legal, valid and binding upon SPAC, enforceable in accordance with it terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. None of the Subscription Agreements executed as of the date hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and to the knowledge of SPAC (i) as of the date of this Agreement, no such withdrawal, termination, amendment or modification is contemplated, and (ii) as of the date of this Agreement, the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the Subscribers party thereto in any respect. There are no side letters or Contracts to which SPAC or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the transactions contemplated hereby other than as expressly set forth in this Agreement or the Subscription Agreements. SPAC has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements executed as of the date hereof that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. SPAC has, and to the knowledge of SPAC, the Subscribers that have executed Subscription Agreements as of the date hereof have, complied with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the knowledge of SPAC, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute a default or material breach on the part of SPAC or the Subscribers party to Subscription Agreements executed as of the date hereof, (B) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of SPAC to a Subscription Agreement executed as of the date hereof or (C) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements being unavailable on Acquisition Merger Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, SPAC has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, SPAC is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.23 No Additional Representations and Warranties; No Outside Reliance. Each of SPAC and Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of the Company. In making its determination to proceed with the Transactions (including the Mergers), each of SPAC and Merger Sub has relied on (i) the results of its own independent investigation and (ii) the representations and warranties of the Company expressly and specifically set forth in this Agreement (as modified by the SPAC Schedules) or any certificate delivered in accordance with Section 9.02(c). Each of SPAC and Merger Sub hereby acknowledges that such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company to SPAC and Merger Sub in connection with the Transactions (including the Mergers), and each of SPAC and Merger Sub understands, acknowledges and agrees that: (i) all other representations and warranties of any kind or nature, express or implied, (including but not limited to any representations and warranties as to the condition, value or quality of the Company or the Company’s assets or liabilities or prospects, any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent) are specifically disclaimed by each of SPAC and Merger Sub; (ii) no Person has been authorized by the Company to make any representations or warranties relating to any of the Company, its Subsidiaries or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by SPAC and Merger Sub as having been authorized by the Company and shall not be deemed to have been made by the Company; and (iii) except to the extent the Company may have so represented and warranted expressly and specifically in this Agreement or any certificate delivered in accordance with Section 9.02(c), no representation or warranty whatsoever is or has been made by or on behalf of the Company or Pubco in respect of the accuracy or completeness of any information provided to SPAC, Merger Sub or their Representatives by or on behalf of the Company or its Representatives.

ARTICLE VI

COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Acquisition Merger Effective Time or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by SPAC in writing (including email) (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers, and (iv) use commercially reasonable efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor; provided that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, the Company may, in connection with the coronavirus (COVID-19) pandemic, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of the Company’s or its

Subsidiaries’ employees and other individuals having business dealings with the Company or its Subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to, the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that the Company or any of its Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable; provided, further, that no action or inaction by the Company or any of its Subsidiaries with respect to matters specifically addressed by clauses (a) through (w) below shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of (a) through (w) below. Except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders of the Company in their capacities as stockholders, except dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the conversion of any Company Preferred Stock in accordance with the Company Certificate of Incorporation (including the Preferred Stock Conversion), the exercise of any Company Warrants set forth on Schedule 4.06(a) in accordance with their terms, or the exercise or settlement of any Company Equity Award set forth on Schedule 4.06(b) in accordance with their terms, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or promise to grant the foregoing or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, except for any shares of Company Capital Stock (including any shares of Company Series Z Preferred Stock), or any securities exercisable for or convertible into shares of Company Capital Stock, issuable pursuant to any subscription agreement with the Company entered into after the date of this Agreement, in each case, with the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed) (any shares of Company Capital Stock issuable (including upon the exercise of conversion of any other securities) pursuant to such subscription agreement entered into in compliance with this clause (iii), “Additional Funding Shares”) or (iv) except pursuant to the Company Stock Plan in effect, and the terms of Company Equity Awards set forth on Schedule 4.06(b), as of the date of this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

(c) enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.14(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.14(a)), any lease or other occupancy agreement related to real property to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d) acquire any wireless spectrum, except (i) fair market value exchanges of spectrum licenses in the ordinary course of business consistent with past practice that do not adversely affect existing operations of the

Company or its Subsidiaries, (ii) pursuant to any agreement in effect on the date hereof (and without giving effect to any amendment or modification thereto after the date hereof) and made available to SPAC prior to the date hereof, (iii) pursuant to an auction of wireless spectrum by a Governmental Authority or (iv) in one or more transactions with respect to which the aggregate consideration for all such transactions (including any cash component of an otherwise fair market value exchange of spectrum licenses) during the period from the date of this Agreement to the Acquisition Merger Closing Date does not exceed $1,000,000;

(e) transfer, sell, lease, exclusively license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, voluntarily fail to renew on commercially reasonable terms, allow to lapse or expire or otherwise dispose of (in each case except among the Company and its wholly owned Subsidiaries, including transactions between such Subsidiaries) any material Company Licenses or wireless spectrum (or leases therefor) (or authorize, by action or inaction, any licensee leasing spectrum to the Company or any of its Subsidiaries to do any of the foregoing to the extent it would materially impair rights of the Company or its Subsidiaries to leased spectrum), other than (i) fair market value exchanges of spectrum licenses in the ordinary course of business consistent with past practice that do not adversely affect existing operations of the Company or its Subsidiaries in any material respect, (ii) pursuant to any agreement in effect on the date hereof and made available to SPAC prior to the date hereof (and without giving effect to any amendment or modification thereto entered into after the date hereof), (iii) effecting any of the foregoing in one or more transactions (including any cash component of an otherwise fair market value exchange of spectrum licenses and fair market value of the wireless spectrum for any lease not so renewed) during the period from the date of this Agreement to the Acquisition Merger Closing Date does not exceed $1,000,000, or (iv) Liens which are required to be granted pursuant to the terms of any Indebtedness existing on the date hereof or permitted to be incurred hereunder;

(f) sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company and its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole (including Company Intellectual Property and Company Software), except for (w) transactions solely among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company, (x) dispositions of obsolete or worthless assets, (y) sales of inventory in the ordinary course of business consistent with past practice and (z) sales, abandonment, lapses of assets or items or materials in an amount not in excess of $500,000, in the aggregate, other than (A) as set forth on Schedule 6.01(f), (B) where the Company has, in its reasonable business judgment, decided to cancel, abandon, publish, allow to lapse or not renew such Owned Intellectual Property, (C) Permitted Liens or (D) pledges, non-exclusive licenses and encumbrances on property and assets (including Company Intellectual Property and Company Software) in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(g) except as otherwise required pursuant to Company Benefit Plans in effect on the date of this Agreement or applicable Law, (i) except with respect to the employees set forth on Schedule 6.01(g) subject to the limitations set forth on Schedule 6.01(g), grant any increase in compensation, benefits or severance to any director, employee or independent contractor of the Company or its Subsidiaries, except for increases to annual cash compensation in the ordinary course of business consistent with past practice that do not exceed 10% for any individual, (ii) adopt, enter into, amend in any material respect or terminate any collective bargaining or similar agreement with a labor union or representative (including agreements with works councils and trade unions and legally binding side letters or memoranda of understanding) or any material Company Benefit Plan, in each case, to which the Company or its Subsidiaries is a party or by which it is bound, other than offer letters that provide for at-will employment and do not require payment of any severance or similar benefits upon a termination of employment and that are entered in the ordinary course of business consistent with past practice, (iii) grant or provide any severance, termination or change of control or retention payments or benefits to any director, employee or independent contractor of the Company or its Subsidiaries, except for severance paid in connection with ordinary course terminations of non-executive employees required by a Company Benefit Plan set forth on Schedule 4.15(a), (iv) terminate any employee of the Company or its Subsidiaries who is at the executive level (other than for cause), (v) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any director, officer, employee or individual independent contractor of the Company or its Subsidiaries under any of the Company Benefit Plans, (vi) except as required by applicable Law, recognize any labor union or representative or (vii) waive any restrictive covenant obligations of any executive officer or key employee of the Company or its Subsidiaries;

(h) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Transactions);

(i) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $500,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to SPAC prior to the date hereof;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except travel or similar advances to employees, directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business and extended payment terms for customers in the ordinary course of business;

(k) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to or otherwise materially change a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes, or enter into any material Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(l) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment;

(m) acquire any fee interest in real property;

(n) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(o) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $500,000 in the aggregate;

(p) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $5,000,000, other than (x) solely between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (y) any obligations under capitalized leases incurred in the ordinary course of business consistent with past practice or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and Subsidiaries’ existing credit facilities, notes and other existing Indebtedness to the extent set forth on Schedule 6.01(p) and, in any event, in an aggregate amount of no more than $5,000,000; provided that, in no event shall any such borrowing, extension of credit or other financial accommodation be subject to any prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness (when taken as a whole); provided, further, that any action permitted under this Section 6.01(p) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

(q) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(r) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(s) make any material change to its rate structure or revenue model or otherwise offer or grant any discounts outside the ordinary course of business consistent with past practice;

(t) voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of its Subsidiaries, any insurance policy maintained with respect to the Company and its Subsidiaries and their assets and properties;

(u) fail to maintain any of the Company Licenses in full force and effect without material modification in a manner adverse to the Company, where such failure would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(v) take or fail to take any action that would reasonably be expected to materially prejudice grant of the Company’s RDOF Application and/or the Company’s receipt of RDOF support in an amount substantially less than the amount set forth in Section 4.26(g), after taking into account any bid defaults described in the Company’s letter to the FCC dated August 16, 2021, or any other such bid defaults the Company may make after consultation with SPAC; and

(w) enter into any agreement or undertaking to do any action prohibited under this Section 6.01, other than entry into a letter of intent, memorandum of understanding or agreement in principle for the purchase of all or a portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; provided that such transaction, if consummated, would not require financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act.

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax

Returns, records, commitments, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Acquisition Merger Effective Time.

6.03 HSR Act and Antitrust Approvals.

(a) In connection with the Transactions, the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to SPAC as promptly as reasonably practicable all information required for any application or other filing required to be made by SPAC pursuant to any Antitrust Law. The Company shall substantially comply with any Information or Document Requests.

(b) The Company shall request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Subsidiaries or Affiliates to, and the Company and its Subsidiaries and Affiliates shall not, without the prior written consent of SPAC, agree or otherwise be required to, take any action with respect to the Company or any of its Subsidiaries or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or Affiliates, or any interest therein.

(d) The Company shall promptly notify SPAC of any substantive communication with any Governmental Authority or third party with respect to the Transactions, and furnish to SPAC upon request copies of any notices or written communications received by the Company or any of its Affiliates with respect to the Transactions, and the Company shall permit counsel to SPAC an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company or its Affiliates to any Governmental Authority concerning the Transactions; provided that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions without the written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent practicable and permitted by the applicable Governmental Authority, SPAC and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or by electronic means, between the Company or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Company, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided that the Company may, as it deems advisable and necessary, designate any materials provided to SPAC under this Section 6.03 as “outside counsel only.”

(e) SPAC and the Company shall each pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

6.04 Support Agreement; Termination of Certain Agreements.

(a) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause the Company Requisite Stockholders to, execute and deliver the Support Agreement to SPAC.

(b) On and as of the Acquisition Merger Closing, the Company shall take all actions necessary to cause any Contract listed on Schedule 6.04 to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Acquisition Merger Closing (except for any provisions thereof which expressly survive the termination of such Contract pursuant to the terms thereof).

6.05 No SPAC Common Stock Transactions. From and after the date of this Agreement until the Acquisition Merger Effective Time, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries shall engage in any transactions involving the securities of SPAC without the prior consent of the Company.

6.06 No Claim Against the Trust Account. The Company acknowledges that SPAC is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SPAC’s final prospectus, dated October 5, 2020, and other SPAC SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions or, in the event of termination of this Agreement, another Business Combination, are or is not consummated within the requisite period set forth in the SPAC Organizational Documents or such later date as approved by the stockholders of SPAC to complete a Business Combination, SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.06 shall survive the termination of this Agreement for any reason.

6.07 Proxy Solicitation; Other Actions.

(a) The Company agrees to use reasonable best efforts to provide Pubco and SPAC, as soon as reasonably practicable after the date hereof (or after the end of each interim period in the case of the Unaudited Interim Financial Statements) (i) audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity, of the Company and its Subsidiaries as of and for each of the years ended December 31, 2019 and December 31, 2020, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the standards of the PCAOB (the “PCAOB Audited Financial Statements”) and (ii) unaudited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows and statements of stockholders equity, of the Company and its Subsidiaries as of and for each interim period required to be presented in the Registration Statement, in each case, prepared in accordance with GAAP and Regulation S-X and reviewed in accordance with SAS 100 review procedures (the “Unaudited Interim Financial Statements”). The Company

shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Pubco, SPAC and their respective counsel in connection with (A) the drafting of the Registration Statement and (B) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Pubco and SPAC in connection with preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give Pubco and SPAC prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Pubco, SPAC and the Company shall reasonably cooperate to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Pubco or SPAC pursuant to this Section 6.07 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.08 Non-Solicitation by Company; Company Acquisition Proposals.

(a) During the Interim Period, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided that it is understood and agreed that any determination or action by the Company Board made in accordance with Section 6.08(b) shall not be deemed to be a breach or violation of this Section 6.08(a). The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in twelve (12) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. The Company shall promptly (and in any event within one (1) Business Day) notify, in writing, SPAC of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one (1) Business Day) keep SPAC reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its Subsidiaries or their respective Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.08 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.08 by the Company.

(b) Notwithstanding anything to the contrary in Section 6.08(a) or Section 8.03(a), this Agreement shall not prevent the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided that this clause (b) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation.

6.09 Treatment of Company Indebtedness. The Company shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use reasonable best efforts, to deliver to Pubco and SPAC at least two Business Days prior to the Acquisition Merger Closing Date (with drafts being delivered in advance as reasonably requested by SPAC) (a) a copy of a payoff letter (subject to the delivery of funds as arranged by SPAC) with respect to the Credit Agreement (the Indebtedness under the Credit Agreement and any related letter of credit, secured cash management agreement or secured hedge agreement, the “Subject Indebtedness”) in customary form reasonably satisfactory to Pubco and SPAC, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Acquisition Merger Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or any of its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Acquisition Merger Closing Date and (b) all documentation relating to the release of all related Liens and guarantees with respect to the Subject Indebtedness (including any termination statements on Form UCC-3 or other releases).

ARTICLE VII

COVENANTS OF SPAC

7.01 HSR Act and Antitrust Approvals.

(a) In connection with the Transactions, SPAC shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. SPAC shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law. SPAC shall substantially comply with any Information or Document Requests.

(b) SPAC shall request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) SPAC shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect SPAC’s or the Company’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of SPAC or the Company and its Subsidiaries; provided, further, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate SPAC or any other Person to take any actions with respect to SPAC’s Affiliates, the Sponsor, the Subscribers, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, SPAC’s Affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of SPAC’s Affiliates, Sponsor, the Subscribers or of any such investment fund or investment vehicle.

(d) SPAC shall promptly notify the Company of any substantive communication with, and furnish to the Company upon request copies of any notices or written communications received by, SPAC and any Governmental Authority with respect to the Transactions, and SPAC shall permit counsel to the Company an opportunity to review in advance, and SPAC shall consider in good faith the views of such counsel in connection with, any proposed written communications by SPAC to any Governmental Authority concerning the Transactions; provided that SPAC shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). SPAC agrees to provide, to the extent practicable and permitted by the applicable Governmental Authority, the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or by electronic means, between SPAC or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of SPAC, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided that SPAC may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e) SPAC and the Company shall each pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

(f) SPAC shall not, and shall cause Merger Sub not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.01(f) shall not apply to or be binding upon SPAC’s Affiliates, the Sponsor, the Subscribers, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, SPAC’s Affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of SPAC’s Affiliates, the Sponsor, the Subscribers or of any such investment fund or investment vehicle.

7.02 Conduct of SPAC During the Interim Period.

(a) During the Interim Period, except as set forth on SPAC Schedule 7.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), SPAC shall not and each shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement, the SPAC Organizational Documents or the organizational documents of Merger Sub;

(ii) create or form any Subsidiary;

(iii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding shares or other equity interests; (B) split, combine, reclassify or otherwise change any of its shares or other equity interests; or (C) other than the redemption of any shares of SPAC Common Stock required by the Offer or as otherwise required by SPAC’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of, or other equity interests in, SPAC;

(iv) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to or otherwise materially change a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim of assessment of Taxes, or enter into any material Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(v) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment;

(vi) other than as set forth on SPAC Schedule 7.02(a)(vi), enter into, renew or amend in any material respect, any SPAC Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute a SPAC Affiliate Agreement);

(vii) enter into, or amend or modify any material term of (in a manner adverse to SPAC or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on SPAC Schedule 5.17(a)

(or any Contract, that if existing on the date hereof, would have been required to be listed on SPAC Schedule 5.17(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which SPAC or its Subsidiaries is a party or by which it is bound;

(viii) waive, release, compromise or settle any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability in excess of the amount set forth in SPAC Schedule 7.02(a)(viii);

(ix) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than in respect of and/or to fund fees and expenses incurred in connection with the Transactions;

(x) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity interests in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than (i) in connection with the exercise of any SPAC Warrants outstanding on the date hereof, (ii) the Transactions (including the transactions contemplated by the Subscription Agreements) or (iii) SPAC Class A Common Stock or Pubco Common Stock at a purchase price payable to SPAC or Pubco, as applicable, equal to or greater than ten dollars ($10.00) per share (before calculating any transaction expenses), in each case, with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) (any agreement in respect of the purchase and sale of such SPAC Class A Common Stock or Pubco Common Stock in compliance with this clause (iii), an “Acceptable Subscription Agreement”) or (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

(xi) except as contemplated by this Agreement, adopt or amend any SPAC Benefit Plan, or enter into any employment contract or collective bargaining agreement;

(xii) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SPAC or its Subsidiaries (other than the Transactions);

(xiii) make any capital expenditures;

(xiv) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xv) enter into any new line of business outside of the business currently conducted by SPAC and its Subsidiaries as of the date of this Agreement;

(xvi) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xvii) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to SPAC and its Subsidiaries and their assets and properties; or

(xviii) enter into any agreement or undertaking to do any action prohibited under this Section 7.02.

(b) During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the SPAC Organizational Documents, the Trust Agreement and all other agreements or Contracts to which SPAC or its Subsidiaries may be a party.

7.03 Trust Account. Prior to or at Acquisition Merger Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of SPAC Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding SPAC Expenses pursuant to Section 3.08 and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.07; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SPAC.

7.04 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which SPAC or any of its Subsidiaries is bound, SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of SPAC, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Acquisition Merger Effective Time.

7.05 SPAC Exchange Listing. From the date hereof through the SPAC Merger Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock to be listed on, the NYSE. Notwithstanding the foregoing, if mutually agreed by SPAC and the Company, SPAC may delist the SPAC Class A Common Stock from the NYSE, effective as of no later than the SPAC Merger Closing, and shall prepare and submit to Nasdaq (“Nasdaq”) a listing application, in accordance with Nasdaq rules, covering the shares of SPAC Class A Common Stock issuable in the Mergers, and shall obtain approval for the listing of the SPAC Class A Common Stock on Nasdaq from and after the SPAC Merger Closing, and the Company shall reasonably cooperate with SPAC with respect to such listing.

7.06 SPAC Public Filings. From the date hereof through the SPAC Merger Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.07 Exclusivity. SPAC agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with a Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Business Combination. SPAC shall promptly (and in any event within one (1) Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Business Combination (other than with the Company or any of its Subsidiaries), which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”), and thereafter promptly (and in any event within one (1) Business Day) keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal; provided that SPAC’s notice obligations under this Section 7.07 shall not apply to Business Combination Proposals received by Sponsor, its Affiliates (other than SPAC and its Subsidiaries) or any of their respective Representatives or that do not disclose the identity of the proposed counterparty.

ARTICLE VIII

JOINT COVENANTS

8.01 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, SPAC and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information), in cooperation and consultation with each other, as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, including any required approvals of the FCC, the FAA, or State Regulators for transfers of control of the holders of the Company Licenses and the RDOF Subsidiary, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties and Governmental Authorities that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable, in each case, subject to applicable fiduciary duties. Notwithstanding the foregoing, in no event shall SPAC, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions. SPAC and the Company shall each pay 50% of all filing fees required by a Governmental Authority in connection with any approval required under clause (a) above.

8.02 Preparation of Registration Statement; Special Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement and the receipt by Pubco and SPAC of the PCAOB Audited Financial Statements and the Unaudited Interim Financial Statements, Pubco and SPAC shall prepare, with the assistance of the Company, and cause to be filed with the SEC by Pubco a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Pubco Class A Common Stock to be issued under this Agreement as Per Share Consideration or SPAC Merger Consideration and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof), which Registration Statement will also contain the Proxy Statement. Each of SPAC and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, SPAC will cause the Proxy Statement to be mailed to stockholders of SPAC. SPAC and the Company shall each pay 50% of all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection with the listing of SPAC Class A Common Stock to be issued as Per

Share Consideration, SPAC Merger Consideration and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof), other than fees and expenses of advisors (which shall be borne by the party incurring such fees).

(b) Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SPAC or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) SPAC, on the one hand, and the Company, on the other hand, shall reasonably cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. SPAC and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of SPAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of the Company and SPAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that SPAC receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) SPAC and Pubco agree to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in the SPAC Organizational Documents) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) to the extent required by applicable Securities Laws or the NYSE or Nasdaq listing rules, as applicable, approval of the Pubco Delaware Charter and the Pubco Delaware Bylaws and each change to the Pubco Organizational Documents effected thereby that is required to be separately approved, including any separate or unbundled advisory proposals as are required to implement the foregoing (the “Pubco Organizational Documents Proposal”), (iii) to the extent required by the NYSE or Nasdaq, as applicable, listing rules, approval of the issuance of the SPAC Class A Common Stock pursuant to the Subscription Agreements and this Agreement (the “Exchange Proposal”), (iv) to the extent required by applicable Securities Laws or the NYSE or Nasdaq, as applicable, listing rules, the approval and adoption of the Pubco Equity Incentive Plan (the “Pubco Equity Incentive Plan Proposal”), (v) to the extent required by applicable Securities Laws or the NYSE or Nasdaq, as applicable, listing rules, the approval and adoption of the Pubco ESPP (the “Pubco ESPP Proposal”), (vi) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (vii) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the Transactions (the “Additional Proposal” and together with the Transaction Proposal, the Pubco Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal, the Pubco ESPP Proposal and the Adjournment Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which SPAC shall propose to be voted on by the SPAC Stockholders at the Special Meeting.

(d) SPAC shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting, (ii) cause the Proxy Statement to be disseminated to SPAC Stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of SPAC Common Stock to vote in accordance with the recommendation of the SPAC Board with respect to each of the Proposals. SPAC shall, through the SPAC Board, recommend to its stockholders that they approve the Proposals (the “SPAC Board Recommendation”) and shall include the SPAC Board Recommendation in the Proxy Statement. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation. SPAC may postpone the Special Meeting, or adjourn the Special Meeting opened in accordance with the SPAC Organizational Documents, on one or more occasions for up to twenty (20) Business Days in the aggregate after the date for which the Special Meeting was originally scheduled upon the good faith determination by the SPAC Board that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the SPAC Stockholder Approval, (ii) obtain a quorum if one is not present at any then scheduled Special Meeting, (iii) ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the SPAC Stockholders with adequate time for review prior to the Special Meeting, or (iv) otherwise take actions consistent with SPAC’s obligations under Section 8.01.

8.03 Solicitation of Company Requisite Approval.

(a) The Company shall, in a manner in compliance with applicable Law, solicit the Company Requisite Approval via written consent (the “Written Consent”) as soon as practicable after the Registration Statement becomes effective, and in any event within five (5) Business Days after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with SPAC) for determining the Company Stockholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement together with any other stockholder materials required by applicable Law, in form and substance reasonably acceptable to SPAC, to be disseminated no later than five (5) Business Days after the Registration Statement becomes effective to the Company Stockholders in compliance with applicable Law (which Consent Solicitation Statement shall also contain the notice of availability of appraisal rights in accordance with Section 262 of the DGCL) and (iii) solicit written consents from the Company Stockholders to give the Company Requisite Approval. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Consent Solicitation Statement.

(b) The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section 8.03. The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) or (ii), a “Company Change in Recommendation”). The Company will provide SPAC with copies of all stockholder consents it receives within one (1) Business Day of receipt.

(c) If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.03 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Company Change in Recommendation.

8.04 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”). The party responsible for filing any Tax Returns with respect to all such Transfer Taxes shall (after providing the other party a reasonable opportunity to review and comment on such Tax Returns) file all such Tax Returns, and, if required by applicable Law, the other party will join in the execution of any such Tax Returns. The Company and SPAC agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(b) Tax Treatment. SPAC, Merger Sub and the Company intend that the Mergers shall qualify for the Intended Tax Treatment. None of the Company or its Affiliates, on the one hand, or SPAC or its Affiliates, on the other hand, shall take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent, impair or impede the Mergers from qualifying for the Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(c) The parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment by taking the actions described on Schedule 8.04(c).

(d) The Company, Pubco, SPAC, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) with respect to the Mergers.

(e) On or prior to the Acquisition Merger Closing Date, the Company shall deliver to SPAC a certification from the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c) dated no more than thirty (30) days prior to the Acquisition Merger Closing Date and signed by a responsible corporate officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

8.05 Confidentiality; Publicity.

(a) SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Acquisition Merger Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b) None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to Securities Laws or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by SPAC or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make non-public announcements and may provide information regarding this Agreement and the Transactions to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto so long as such information is substantively consistent with public statements previously consented to by the other party in accordance with this Section 8.04(c); provided, further, that subject to Section 6.02 and this Section 8.04(c), the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.

8.06 Post-Closing Cooperation; Further Assurances. Following the Acquisition Merger Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

8.07 Transaction Litigation. From and after the date of this Agreement until the earlier of the Acquisition Merger Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands, other stockholder Actions (including derivative claims) or Actions brought by any third-party relating to this Agreement, any related agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any of SPAC or its Subsidiaries or any of their respective Representatives (in their capacity as a Representative of SPAC or any of its Subsidiaries), or, in the case of the Company, any of the Company or its Subsidiaries or any of their respective Representatives (in their capacity as a Representative of the Company or any of its Subsidiaries). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (x) SPAC or any of its Subsidiaries or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (y) the Company or any of its Subsidiaries any or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed).

8.08 Indemnification and Insurance.

(a) From and after the Acquisition Merger Effective Time, the Surviving Corporation and the Surviving Subsidiary Corporation shall indemnify and hold harmless each present and former director and officer of the Company, SPAC and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Merger Effective Time, whether asserted or claimed prior to, at or after the Acquisition Merger Effective Time, to the fullest extent that the Company or its Subsidiaries, on the one hand, or SPAC or its Subsidiaries, on the other hand, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Corporation shall, and shall cause the Surviving Subsidiary Corporation and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Acquisition Merger Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement and reimbursement) of officers, directors and managers that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. The Surviving Corporation shall assume, and be liable for, and shall cause the Surviving Subsidiary Corporation and their respective Subsidiaries to honor, each of the covenants in this Section 8.08.

(b) For a period of six years from the Acquisition Merger Effective Time, the Surviving Corporation shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those Persons who are currently covered by the Company’s or its

Subsidiaries’ directors’ and officers’ liability insurance policies (true and correct copies of which have been heretofore made available to SPAC or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2020; provided, however, that (i) the Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Acquisition Merger Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.08 shall be continued in respect of such claim until the final disposition thereof.

(c) Prior to the Acquisition Merger Effective Time, SPAC may purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies. If SPAC elects to purchase such SPAC Tail Policy prior to the Acquisition Merger Effective Time, the Surviving Corporation will maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Acquisition Merger Effective Time and continue to honor SPAC’s obligations thereunder.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.08 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on SPAC and the Surviving Subsidiary Corporation and all successors and assigns of SPAC and the Surviving Subsidiary Corporation. In the event that SPAC, the Surviving Subsidiary Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, SPAC and the Surviving Subsidiary Corporation shall ensure that proper provision shall be made so that the successors and assigns of SPAC or the Surviving Subsidiary Corporation, as the case may be, shall succeed to the obligations set forth in this Section 8.08. The obligations of SPAC and the Surviving Subsidiary Corporation under this Section 8.08 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 8.08 applies without the consent of the affected Person.

(e) Prior to the Acquisition Merger Closing, Pubco, in consultation with and subject to the review and approval of SPAC (such approval not to be unreasonably withheld, conditioned or delayed), shall obtain directors’ and officers’ liability insurance that shall be effective as of the Acquisition Merger Closing and will cover those Persons who will be the directors and officers of the Surviving Corporation and its Subsidiaries (including the applicable current directors and officers of the Company and its Subsidiaries) at and after the Acquisition Merger Closing on terms not less favorable than the better of (a) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (b) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE or Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Corporation and its Subsidiaries (including the Surviving Subsidiary Corporation and its Subsidiaries from and after the Acquisition Merger Effective Time).

8.09 Stock Exchange Listing. Each of SPAC, the Company and Pubco shall use its reasonable best efforts to cause the Pubco Class A Common Stock to be issued in connection with the Transactions, including the shares of Pubco Class A Common Stock to be issued under this Agreement as Per Share Consideration or SPAC Merger Consideration and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof), to be approved for listing on the NYSE or Nasdaq, as applicable, as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Acquisition Merger Closing Date.

8.10 Financing. The Company, SPAC and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing their rights under the Subscription Agreements), on or prior to the Acquisition Merger Closing Date, to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein, including using its respective reasonable efforts to enforce its rights under the Subscription Agreements to cause the Subscribers to pay to (or as directed by) Pubco the applicable purchase price under each Subscriber’s applicable Subscription Agreement in accordance with its terms. Unless otherwise approved in writing by the Company, SPAC shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements.

8.11 Section 16 Matters. Prior to the SPAC Merger Closing, the parties hereto and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Common Stock pursuant to this Agreement and the other agreements contemplated hereby by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Pubco following the Acquisition Merger Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

8.12 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and SPAC prior to the Acquisition Merger Closing, and conditioned upon the occurrence of the Acquisition Merger Closing, subject to any limitation imposed under applicable Laws and NYSE or Nasdaq, as applicable, listing requirements, SPAC and Pubco shall take all actions necessary or appropriate to cause the individuals set forth on Schedule 2.06(b)(ii) and (b)(iii) to be elected as members of the Pubco Board and/or officers of Pubco, as indicated thereon, in each case effective as of the Acquisition Merger Closing. On the Acquisition Merger Closing Date, Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 2.06(b)(ii) and (b)(iii), which indemnification agreements shall continue to be effective following the Acquisition Merger Closing.

8.13 Employee Matters. Prior to the Acquisition Merger Effective Time, Pubco shall approve and adopt (x) an incentive award plan in the form attached hereto as Exhibit H (with such changes as may be agreed in writing by SPAC and the Company) (the “Pubco Equity Incentive Plan”) and (y) the form of employee stock purchase plan attached hereto as Exhibit I (with such changes that may be agreed in writing by SPAC and the Company) (the “Pubco ESPP”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Pubco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Pubco shall use its reasonable best efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Pubco Common Stock issuable under the Pubco Equity Incentive Award Plan and/or the Pubco ESPP, and Pubco shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Pubco Equity Incentive Award Plan or acquired under the Pubco ESPP remain outstanding.

8.14 SPAC Equity Financing. For avoidance of doubt, during the Interim Period, SPAC may execute Acceptable Subscription Agreements with equity investors pursuant to Section 7.02(a)(x). If SPAC desires to seek additional financing from potential equity investors pursuant to Acceptable Subscription Agreements, the Company agrees, and shall cause the appropriate officers and employees thereof, to use reasonable best efforts to cooperate in connection with the arrangement of such financing as may be reasonably requested by SPAC. Notwithstanding anything to the contrary herein, the Company shall not be deemed to be in breach of the covenants set forth in this Section 8.14 so long as it has acted in good faith to comply with the cooperation and assistance set forth herein.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions at or prior to the Acquisition Merger Effective Time, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. No Governmental Authority shall have been enacted, issued, promulgated, enforced or entered any Governmental Order which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting or enjoining consummation of the Transactions, including the Mergers.

(c) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Net Tangible Assets. As of immediately prior to the SPAC Merger Effective Time, SPAC shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining upon the consummation of the SPAC Merger Closing (after giving effect to the receipt of the PIPE Investment Amount).

(f) SPAC Stockholder Approval. The SPAC Stockholder Approval, other than any precatory approvals, shall have been obtained.

(g) Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(h) Exchange. The Pubco Class A Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreements and this Agreement shall have been approved for listing on NYSE or Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(i) FCC Approval. The FCC shall have approved the transfer of control of all material Company Licenses, to the extent required by the Communications Laws.

9.02 Additional Conditions to Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions at or prior to the Acquisition Merger Effective Time, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company and Pubco contained in Section 4.01(a) (Corporate Organization of the Company and Pubco), Section 4.03(a) (Due Authorization), Section 4.18 (Brokers’ Fees) and Section 4.23(a) (Absence of Changes) in each case shall be true and correct in all respects as of the date hereof and as of the Acquisition Merger Closing Date, as if made anew at and as of that time (except to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(ii) The representations and warranties of the Company and Pubco contained in Section 4.02(a) (Subsidiaries), Section 4.06(a) (Capitalization) and Section 4.06(c) (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies, as of the date hereof and as of the Acquisition Merger Closing Date, as if made anew at and as of that time (except to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(iii) Each of the representations and warranties of the Company and Pubco contained in this Agreement (other than the representations and warranties of the Company and Pubco described in Sections 9.02(a)(i) and (ii)), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Acquisition Merger Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The covenants of the Company and Pubco to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects; provided that for purposes of this Section 9.02(b), a covenant of the Company or Pubco shall only be deemed to have not been performed if the Company or Pubco has breached such covenant in any material respect and failed to cure such breach within twenty (20) days after written notice of such breach has been delivered to the Company by SPAC (or if earlier, the Termination Date).

(c) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated the Acquisition Merger Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect.

(e) Ancillary Agreements. The Company shall have delivered to SPAC executed counterparts of each Ancillary Agreement to which the Company, Pubco or any Company Stockholders is a party.

9.03 Additional Conditions to the Obligations of the Company and Pubco. The obligation of the Company and Pubco to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions at or prior to the Acquisition Merger Effective Time, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of SPAC and Merger Sub contained in Section 5.01(Corporate Organization), Section 5.02 (Due Authorization), and Section 5.11 (Brokers’ Fees), in each case shall be true and correct in all respects as of the date hereof and as of the Acquisition Merger Closing Date, as if made anew at and as of that time (except to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(ii) The representations and warranties of SPAC and Merger Sub contained in Section 5.15 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies, as of the date hereof and as of the Acquisition Merger Closing Date, as if made anew at and as of that time (except to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(iii) Each of the representations and warranties of SPAC and Merger Sub contained in this Agreement (other than the representations and warranties of SPAC described in Sections 9.03(a)(i) and 9.03(a)(ii)), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Acquisition Merger Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on SPAC or Merger Sub or their ability to consummate the Transactions.

(b) Agreements and Covenants. The covenants of SPAC and Merger Sub to be performed or complied with as of or prior to the Acquisition Merger Closing shall have been performed or complied with in all material respects; provided that for purposes of this Section 9.03(b), a covenant of SPAC or Merger Sub shall only be deemed to have not been performed if SPAC or Merger Sub has breached such covenant in any material respect and failed to cure such breach within twenty (20) days after written notice of such breach has been delivered to SPAC by the Company (or if earlier, the Termination Date).

(c) Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated the Acquisition Merger Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) Ancillary Agreements. SPAC shall have delivered to the Company executed counterparts of each Ancillary Agreement to which SPAC, Merger Sub or the Sponsor is a party.

(e) Required Funds. The sum of the Closing Surviving Corporation Cash shall equal or exceed three hundred million dollars ($300,000,000).

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and SPAC;

(b) prior to the SPAC Merger Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the SPAC Merger Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from SPAC of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the SPAC Merger Closing has not occurred on or before July 6, 2022, (as such date as it may be extended pursuant to this Section 10.01(b)(ii) or Section 10.01(c)(ii) (the “Termination Date”)); provided that, if as of the Termination Date (x) the Special Meeting has been scheduled and subsequently postponed or adjourned as permitted by Section 8.02(d), then the Termination Date shall be automatically extended to the fourth (4th) Business Day after the earlier of (A) the date the Special Meeting is held and concluded or (B) the twentieth (20th) Business Day after the date for which the Special Meeting was originally scheduled or (y) all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the SPAC Merger Closing, each of which is capable of being satisfied at the SPAC Merger Closing) or waived (to the extent permitted by applicable Law), other than the conditions set forth in Section 9.01(a), Section 9.01(b), Section 9.01(d), Section 9.01(f) or Section 9.01(g), the Termination Date shall be automatically extended to October 6, 2022, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if SPAC’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the SPAC Merger Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if SPAC is in material breach of its obligations under this Agreement on such date;

(c) prior to the SPAC Merger Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the SPAC Merger Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by SPAC of notice from the Company of such breach, but only as long as SPAC continues to exercise such commercially reasonable efforts to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period, (ii) the SPAC Merger Closing has not occurred on or before the Termination Date; provided that, if as of the Termination Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the SPAC Merger Closing, each of which is capable of being satisfied at the SPAC Merger Closing) or waived (to the extent permitted by applicable Law), other than the conditions set forth in Section 9.01(a), Section 9.01(b), Section 9.01(d), Section 9.01(f) or Section 9.01(g), the Termination Date shall be automatically extended to October 6, 2022, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the SPAC Merger Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company is in material breach of its obligations under this Agreement on such date;

(d) by written notice from either the Company or SPAC to the other if the SPAC Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from the Company to SPAC prior to SPAC obtaining the SPAC Stockholder Approval if the SPAC Board shall have failed to include the SPAC Board Recommendation in the Proxy Statement distributed to its stockholders;

(f) by written notice from SPAC to the Company prior to obtaining the Company Requisite Approval if the Company Board shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to its stockholders;

(g) by written notice from SPAC to the Company if the Company Requisite Approval has not been obtained within five (5) Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.03(a); or

(h) by written notice from SPAC to the Company if the Company and each of the Company Requisite Stockholders have not executed and delivered to SPAC the Support Agreement within twenty-four (24) hours after the execution and delivery of this Agreement.

10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of the Company for any Willful Breach of this Agreement occurring prior to such termination, subject to Section 6.06. The provisions of Section 4.30 (No Additional Representations and Warranties; No Outside Reliance), Section 5.23 (No Additional Representations and Warranties; No Outside Reliance), Section 6.06 (No Claim Against the Trust Account), Section 8.04(c) (Confidentiality; Publicity), Section 10.02 (Effect of Termination) and Article XI (Miscellaneous) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the SPAC Merger Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to SPAC or Merger Sub, to:

FirstMark Horizon Acquisition Corp.

100 5th Ave, 3rd Floor

New York, NY 10011

Attn:	Eric Cheung
E-mail:	eric@firstmarkcap.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn:	Michael Mies
E-mail:	michael.mies@skadden.com

(b)	If to the Company or Pubco to:

Starry, Inc.

38 Chauncey Street, 2nd Floor

Boston, MA 02111

Attn:	Bill Lundregan, Chief Legal Officer
E-mail:	wlundregan@starry.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attn:	Justin Hamill
E-mail:	Justin.Hamill@lw.com
Attn:	Chad Rolston
E-mail:	Chad.Rolston@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Acquisition Merger Closing occurs, (i) the Sponsor is an intended third-party beneficiary of, and may enforce, Section 3.08(b) and (ii) the present and former officers and directors of the Company and SPAC (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.08 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14 (Non-Recourse) and Section 11.16 (Acknowledgements).

11.05 Expenses. Except as otherwise provided herein (including Section 3.08 (Payment of Expenses), Section 6.03 (HSR Act and Antitrust Approvals), Section 7.01(e) (HSR Act and Antitrust Approvals), Section 8.01 (Support of Transaction), Section 8.02(a) (Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval) or Section 8.04(a) (Tax Matters)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08 Schedules, SPAC Schedules and Exhibits. Any disclosure made by a party in the Schedules or the SPAC Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules (in each case, of the Schedules or the SPAC Schedules, as applicable) to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule or SPAC Schedule, as applicable. Certain information set forth in the Schedules and SPAC Schedules is included solely for informational purposes.

11.09 Entire Agreement. This Agreement, the Schedules, the SPAC Schedules, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, attorney, advisor or representative, or any of their respective assignees or successors, of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, attorney, advisor or representative, or any of their respective assignees or successors, of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC, Pubco or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary contained herein, nothing in this Section 11.14 shall limit any Person’s right to enforce, or to bring any claim or cause of action based upon, arising out of or related to, any Ancillary Agreement against the Sponsor to the extent the Sponsor is a party to such Ancillary Agreement.

11.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Merger Closing and shall terminate and expire upon the occurrence of the Acquisition Merger Effective Time (and there shall be no liability after the Acquisition Merger Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Acquisition Merger Closing and then only with respect to any breaches occurring after the Acquisition Merger Closing and (b) this Article XI.

11.16 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company and Pubco Representations constitute the sole and exclusive representations and warranties of the Company and Pubco in connection with the transactions contemplated hereby; (iii) the SPAC and Merger Sub Representations constitute the sole and exclusive representations and warranties of SPAC and Merger Sub; (iv) except for the Company and Pubco Representations by the Company and Pubco, and the SPAC and Merger Sub Representations by SPAC and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company and Pubco Representations by the Company and Pubco, the SPAC and Merger Sub Representations by SPAC and Merger Sub and the other representations expressly made by a Person in any Ancillary Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, SPAC, Merger Sub, Pubco and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

FIRSTMARK HORIZON ACQUISITION CORP.

By:	/s/ Amish Jani
Name: Amish Jani
Title: President

SIRIUS MERGER SUB, INC.

By:	/s/ Amish Jani
Name: Amish Jani
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, SPAC, Merger Sub, Pubco and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

STARRY, INC.

By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: President

STARRY HOLDINGS, INC.

By:	/s/ William J. Lundregan
Name: William J. Lundregan
Title: President

[Signature Page to Agreement and Plan of Merger]

ANNEX B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

STARRY HOLDINGS, INC.

Starry Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is “Starry Holdings, Inc.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 6, 2021.

2.

This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.	The Amended and Restated Certificate of Incorporation of the Corporation is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the corporation is Starry Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is 860,000,000, consisting of: (i) 800,000,000 shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); (ii) 50,000,000 shares of Class X common stock, having a par value of $0.0001 per share (the “Class X Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (iv) 10,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK

1.    General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.    Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders generally and shall be entitled to one vote for each share of Class A Common Stock and, until the Sunset Date, twenty votes for each share of Class X Common Stock, in each case, held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. From and after the Sunset Date, each share of Class X Common Stock will entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) (this “Certificate of Incorporation”) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock or other class of Common Stock if the holders of such affected series of Preferred Stock or class of Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series or class, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Except as otherwise required pursuant to this Certificate of Incorporation and subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock, Class X Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto).

Except as otherwise required in this Certificate of Incorporation or by the DGCL, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with such holders of Common Stock, as a single class with the holders of Preferred Stock).

3.    Dividends.

(i)    Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(ii)    Dividends of cash or property may not be declared or paid on any class of Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other classes of outstanding Common Stock.

(iii)    In no event will any stock dividend, stock split, reverse stock split, combination of stock, subdivision, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner (unless such requirement is waived in advance by the written consent or affirmative vote of the holders of shares representing a majority of the voting power of any such other class of Common Stock (voting separately as a single class), in which event, no such Stock Adjustment need be made for such other class of Common Stock). Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

4.    Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.    Merger, Consolidation, Tender or Exchange Offer. Except as expressly provided in this Article V, all shares of Common Stock shall, as among each other, have the same rights, preferences and privileges and rank equally, share ratably and be identical in all respects as to all matters (unless holders of shares representing a majority of the voting power of any outstanding class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing as to different treatment of such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock). Without limiting the generality of the foregoing, unless such requirement as to different treatment of such class of Common Stock is waived in advance by the affirmative vote or written consent of holders of shares representing a majority of the voting power of any outstanding class of Common Stock (voting separately as a single class), in which event, different treatment may be permitted for such class of Common Stock, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock, and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock; provided that, for the purposes of the foregoing clauses (1) and (2) and notwithstanding the first sentence of this Article V, Section A.5, in the event any such consideration includes securities, the consideration payable to holders of Class X Common Stock shall be deemed the same form of consideration and at least the same amount of consideration on a per share basis as the holders of Class A Common Stock on a per share basis if the only difference in the per share distribution to the holders of Class X Common Stock is that each share of the securities distributed to such holders has twenty times the voting power of each share of the securities distributed to the holder of a share of Class A Common Stock.

6.    Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VIII of the Bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”) and Article V, Section A.7 of this Certificate of Incorporation, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

7.    Conversion of Class X Common Stock.

(i)    Voluntary Conversion. Each share of Class X Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii)    Automatic Conversion. Each share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon a Transfer, other than to a Qualified Stockholder, of such share.

(iii)    Automatic Conversion of All Outstanding Class X Common Stock. Each share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon the earlier of (such date, the “Sunset Date”): (a) the date that is nine months following the first date after the Acquisition Effective Time (as defined in that certain Agreement and Plan of Merger, dated as of October 6, 2021, by and among the Corporation, FirstMark Horizon Acquisition Corp., Sirius Merger Sub, Inc. and Starry, Inc., as the same may be amended, supplemented or otherwise modified from time to time (the “Business Combination Agreement”)) on which Founder (1) is no longer providing services, whether upon death, resignation, removal or otherwise, to the Corporation as a member of the senior leadership team, officer or director and (2) has not provided any such services for the duration of such nine-month period; and (b) the first date after the Acquisition Effective Time as of which the Qualified Stockholders have Transferred, in the aggregate, more than seventy-five percent (75%) of the shares of Class X Common Stock that were held by the Qualified Stockholders immediately following the Acquisition Effective Time.

(iv)    Final Conversion of Class X Common Stock. On the Sunset Date, each share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock. Following such conversion, the reissuance of shares of Class X Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class X Common Stock in this Certificate of Incorporation shall be eliminated.

(v)    Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class X Common Stock into Class A Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class X Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class X Common Stock and to confirm that a conversion into Class A Common Stock has not occurred. A determination in good faith by the Secretary of the Corporation that a Transfer results or has resulted in a conversion into Class A Common Stock shall be conclusive and binding.

(vi)    Immediate Effect of Conversion. In the event of a conversion of shares of Class X Common Stock into shares of Class A Common Stock pursuant to this Article V, Section A.7, including upon the Sunset Date, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Sunset Date at 11:59 p.m. Eastern Time, as applicable. Upon any conversion of Class X Common Stock into Class A Common Stock, all rights of the holder of shares of Class X Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class X Common Stock that are converted into shares of Class A Common Stock as provided in this Article V, Section A.7 shall be retired and may not be reissued.

(vii)    Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class X Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class X Common Stock into shares of Class A Common Stock.

8.    No Further Issuances. Except for a dividend payable in accordance with Article V, Section A.3 or a Stock Adjustment effectuated in accordance with Article V, Section A.3, the Corporation shall not at any time after the Acquisition Effective Time issue any additional shares of Class X Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class. After the Sunset Date, the Corporation shall not issue any additional shares of Class X Common Stock.

9.    For purposes of this Article V, Section A, references to:

(i)    “Change of Control Issuance” means the issuance, at any time after the Acquisition Merger Effective Time, by the Corporation, in a transaction or series of related transactions, of voting securities to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the outstanding voting securities of the Corporation (assuming that the Class A Common Stock and Class X Common Stock each entitle the holder thereof to one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the outstanding voting securities of the Corporation (assuming that the Class A Common Stock and Class X Common Stock each entitle the holder thereof to one vote per share).

(ii)    “Change of Control Transaction” means, at any time after the Acquisition Merger Effective Time, (a) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (b) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the outstanding voting securities of the Corporation (or such surviving or parent entity) or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s (or such surviving or parent entity’s) capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation (or such surviving or parent entity) immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; (c) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation (or such surviving or parent entity) or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s (or such surviving or parent entity’s) capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation (or such surviving or parent entity) immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (d) any Change of Control Issuance.

(iii)    “Dispositive Power” means the power to directly or indirectly cause a Transfer of the owner’s shares (including, without limitation, the power to direct a trustee of a Permitted Trust to Transfer such Permitted Trust’s shares).

(iv)    “Family Member” means an individual’s spouse, ex-spouse, domestic partner, lineal (including by adoption) descendant or antecedent, brother or sister, or the spouse or domestic partner of any child, adopted child or grandchild (including by adoption) of such individual.

(v)    “Founder” means Chaitanya Kanojia.

(vi)    “Permitted Entity” means, with respect to a Qualified Stockholder, (a) a corporation in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient voting control in such corporation, or otherwise has legally enforceable rights, such that the

Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held by such corporation; (b) a partnership in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient voting control in the partnership, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held by such partnership; or (c) a limited liability company in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient voting control in the limited liability company, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held by such limited liability company.

(vii)    “Permitted Foundation” means with respect to a Qualified Stockholder: a trust or private non-operating organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code, as amended (the “Code”), so long as such Qualified Stockholder has Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held by such trust or organization and the Transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such Qualified Stockholder.

(viii)    “Permitted IRA” means an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Qualified Stockholder has Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held in such account, plan or trust.

(ix)    “Permitted Transfer” means, and is restricted to, any Transfer of a share of Class X Common Stock: (a) by a Qualified Stockholder to (1) any Permitted Trust of such Qualified Stockholder, (2) any Permitted IRA of such Qualified Stockholder, (3) any Permitted Entity of such Qualified Stockholder, and (4) any Permitted Foundation of such Qualified Stockholder; or (b) by a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of a Qualified Stockholder to (1) such Qualified Stockholder, or (2) any other Permitted Entity of such Qualified Stockholder.

(x)    “Permitted Trust” means with respect to a Qualified Stockholder a trust which (a) is held for the benefit of such Qualified Stockholder and/or one or more Family Members of the Qualified Stockholder in which no person other than such Qualified Stockholder and/or one or more Family Members of the Qualified Stockholder is then a beneficiary entitled to distributions of income or principal from such trust, and (b) confers upon the Qualified Stockholder a Dispositive Power and Voting Control with respect to the shares of Class X Common Stock held by such trust.

(xi)    “Qualified Stockholder” means (a) Founder; (b) any other registered holder of a share of Class X Common Stock immediately following the Acquisition Merger Effective Time; (c) the initial registered holder of any shares of Class X Common Stock that are originally issued by the Corporation pursuant to the exercise, conversion or settlement of a Right (provided that such Right was issued to and at all times held by a holder who would have been a Qualified Stockholder if such Right had been a share and without reference to this clause (c)); (d) each natural person who Transfers shares of, or Rights for, Class X Common Stock to a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation that is or becomes a Qualified Stockholder in connection with such Transfer; or (e) a transferee of shares of Class X Common Stock received in a Transfer that constitutes a Permitted Transfer.

(xii)    “Rights” means any option, restricted stock unit, warrant, conversion right or contractual right of any kind to acquire (through purchase, conversion or otherwise) shares of the Corporation’s authorized but unissued capital stock (or issued but not outstanding capital stock).

(xiii)    “Transfer” means, with respect to a share of Class X Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided that the following shall not be considered a “Transfer”: (a) the granting of a revocable proxy to officers or directors or agents of the Corporation with the approval and at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) (1) solely with stockholders who are holders of Class X Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner, or (2) pursuant to a written agreement to which the Corporation is a party; (c) in connection with a Change of Control Transaction that has been approved by the Board of Directors, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board of Directors; (d) the pledge of shares of Class X Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder (or the Founder) continues to exercise Voting Control over such pledged shares and no such Voting Control is exercised by the Person to whom the shares are pledged (other than the Founder if the Founder is the Person to whom the shares are pledged), provided that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer” or (e) the fact that, as of the Acquisition Merger Effective Time or at any time after the Acquisition Merger Effective Time, the spouse of any holder of Class X Common Stock possesses or obtains an interest in such holder’s shares of Class X Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such shares of Class X Common Stock (including a Transfer by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order).

A Transfer shall also be deemed to have occurred with respect to a share of Class X Common Stock beneficially held by (x) an entity that is a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation or if there occurs a Transfer on a cumulative basis, from and after the Acquisition Merger Effective Time, of a majority of the voting power of the voting securities of such entity or any direct or indirect parent of such entity, other than a Transfer to parties that are, as of the Acquisition Merger Effective Time, holders of voting securities of any such entity or parent of such entity, or (y) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Acquisition Merger Effective Time, of a majority of the voting power of the voting securities of such entity or any direct or indirect parent of such entity, other than a Transfer to parties that are, as of the Acquisition Merger Effective Time, holders of voting securities of any such entity or parent of such entity.

(xiv)    “Voting Control” means, with the respect to a share of Class X Common Stock, the power (whether directly or indirectly) to vote or direct the voting of an equity interest, interest in a trust or other interest or security by proxy, voting agreement, or otherwise. For this purpose, the Voting Control with respect to shares transferred to and held in a Permitted Trust shall be deemed to be held exclusively by the trustee of such Permitted Trust; provided, however, if there is any individual powerholder who possesses the power to remove and replace the trustee of such Permitted Trust (a) without cause, (b) for any reason, and (c) not less often than once in any twelve (12) month period, then the Voting Control of such Permitted Trust’s shares shall be deemed to be held exclusively by such individual powerholder (and not the trustee of such Permitted Trust).

B.	PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.    Effective upon the Acquisition Merger Effective Time, the directors of the Corporation (other than Preferred Stock Directors (as defined below)) shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board of Directors. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the Acquisition Merger Effective Time; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Acquisition Merger Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Acquisition Merger Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Acquisition Merger Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. If the number of such directors (other than Preferred Stock Directors) is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office upon the effectiveness of this Article VI, Section A (the “Classification Effective Time”) to their respective class. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation.

B.    Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.    Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors (“Preferred Stock Directors”), (i) until the Sunset Date, the Board of Directors or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors; provided that, after the Classification Effective Time, the director designated by FirstMark (as defined in the Business Combination Agreement) pursuant to the Business Combination Agreement may be removed by such affirmative vote only for cause, and (ii) following the Sunset Date, the Board of Directors or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.    Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled (i) following the Sunset Date, only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and, (ii) after the Acquisition Merger Effective Time and until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. For avoidance of doubt, prior to the Acquisition Merger Effective Time, vacancies and newly created directorships may be filled in any manner permitted by the DGCL.

E.    Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.    In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, without the assent or vote of the stockholders of the Corporation entitled to vote with respect thereto in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote of the stockholders, at any time after the Sunset Date, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation(s) in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.    Until the Sunset Date, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of stockholders or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. Following the Sunset Date, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.    Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Notwithstanding the foregoing, until the Sunset Date, special meetings of the stockholders of the Corporation may be called for any purpose or purposes by the Secretary of the Corporation upon the request, in writing, of any holder of record of at least 25% of the voting power of the issued and outstanding shares of stock of the Corporation. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.    Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A.    The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL. By operation of Section 203(b)(3) of the DGCL, the restrictions on business combinations (as defined in Section 203(c)(3) of the DGCL) under Section 203 of the DGCL shall continue to apply for twelve (12) months after the Acquisition Merger Effective Time, at which time they shall cease to apply by virtue of the election set forth in the immediately preceding sentence (the “203 Opt-Out Effective Date”). The provisions of Article IX(B)-(D), including the restrictions on business combinations (as defined in Article IX(D)(3) below) set forth in Article IX(B) below, shall not apply before the 203 Opt-Out Effective Date. From and after the 203 Opt-Out Effective Date, the provisions of Article IX(B) – (D) below shall become effective if, and shall continue in effect for so long as, the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act.

B.    The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)    prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)    at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (66 2/3%) of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.    The restrictions contained in the foregoing Article IX(B) shall not apply if:

(1)    a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)    the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).

D.    For purposes of this Article IX, references to:

(1)    “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)    “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)    “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b.    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d.    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.    any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary; provided that this subsection e. shall not apply to any benefits received (x) at or prior to the Acquisition Merger Effective Time or (y) by Sponsor, its Affiliates, any of its or their respective Representatives or any Representatives (as of immediately prior to the Acquisition Merger Effective Time) of the Corporation or Merger Sub, in each case of this clause (y), pursuant to the Business Combination Agreement, any Ancillary Agreement or their respective rights, if any, to exculpation, indemnification, advancement of expenses and/or liability insurance coverage under or required by this Certificate of Incorporation, the Bylaws, the SPAC Organizational Documents or the Business Combination Agreement (each capitalized term used in this clause (y) and not otherwise defined herein, as defined in the Business Combination Agreement) (any benefit referred to in clauses (x) or (y), an “Exempt Benefit”); provided, further, that for so long as this Certificate of Incorporation restricts business combinations, the Corporation shall not amend this Certificate of Incorporation so as to result in an Exempt Benefit becoming subject to the restrictions on business combinations therein.

(4)    “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)    “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)    “owner,” including the terms “own,” “owned,” and “ownership” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.    beneficially owns such stock, directly or indirectly;

b.    has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)    “Stockholder Party” means any Qualified Stockholder.

(10)     “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11)     “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12)     “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all outstanding shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A.     Subject to Article X(C), to the fullest extent permitted by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

B.     Subject to Article X(C), to the fullest extent permitted by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

C.     Any indemnification under this Article X (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

D.     For purposes of any determination under Article X(C), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Article X(D) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be.

E.    Notwithstanding any contrary determination in the specific case under Article X(C), and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible Article X(A) or Article X(B). The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Neither a contrary determination in the specific case under Article X(C) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article X shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

F.    Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article X shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article X. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

G.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Article X(A) or Article X(B) shall be made to the fullest extent permitted by law. The provisions of this Article X shall not be deemed to preclude the indemnification of any person who is not specified in Article X(A) or Article X(B) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

H.    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article X.

I.     For purposes of this Article X, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article X with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article X shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article X, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article X.

J.     The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall, unless otherwise provided when authorized or ratified as provided in this Article X, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

K.     Notwithstanding anything contained in this Article X to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Article X(E)), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.

L.     The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article X to directors and officers of the Corporation.

M.    Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Article X(M) shall only apply to Covered Persons in their capacity as Covered Persons.

N.    Any repeal or amendment of this Article X by the Board of Directors or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article X, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

ARTICLE XI

A.    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

B.    Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C.    For avoidance of doubt, any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI and each other Article of this Certificate of Incorporation.

ARTICLE XII

A.    In recognition and anticipation that (a) certain directors, principals, officers, employees and/or other representatives of an Exempted Person (as defined below) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (b) an Exempted Person and its Affiliates, including (i) any portfolio company in which it or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of its limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (c) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (i) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of their respective limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person, Non-Employee Director or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.    Neither (i) any Exempted Person nor (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (other than the Corporation, any of its subsidiaries or their respective officers or employees) (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (B) competing with the Corporation or any of its Affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than the Corporation or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of Article XI. Subject to Section C of Article XI, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries (or its Affiliates).

C.    The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XII shall not apply to any such corporate opportunity.

D.    In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (a) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (b) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (c) is one in which the Corporation has no interest or reasonable expectancy.

E.    For purposes of this Article XII, (i) “Affiliate” means (a) in respect of an Exempted Person, any Person that, directly or indirectly, is controlled by such Exempted Person, controls such Exempted Person or is under common control with such Exempted Person and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Exempted Person” means FirstMark Horizon Sponsor LLC and its Affiliates; and (iii) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

F.    For avoidance of doubt, any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII and each other Article of this Certificate of Incorporation.

ARTICLE XII

A.    Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may not be amended, altered, repealed or rescinded, in whole or in part, and no provision inconsistent therewith or herewith may be adopted, without the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and this Article XIII; provided, however, that, in addition to any other vote required by law or this Certificate of Incorporation, any amendment to this Certificate of Incorporation that (x) increases the voting power of the Class X Common Stock pursuant to Article V, Section A.2 or (y) alters or changes Article V, Section A.7 in a manner that adversely affects the holders of Class A Common Stock shall not be approved, in each case, without the affirmative vote of the holders of at least a majority of the total voting power of all then-outstanding shares of Class A Common Stock of the Corporation entitled to vote thereon, voting as a separate class.

B.    If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ANNEX C

Bylaws

of

Starry Holdings, Inc.

(a Delaware corporation)

C-i

(continued)

C-ii

Bylaws

of

Starry Holdings, Inc.

Article I—Corporate Offices

1.1    Registered Office.

The address of the registered office of Starry Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2    Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1    Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2    Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3    Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4    Notice of Business to be Brought before a Meeting.

(i)    At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)    Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.4(i)(iii), the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Acquisition Merger Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [•], 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(iii)    To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)    As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b)    As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal, (7) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the Proposing Persons, (8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any Proposing Person is a party, the intent or effect of which may be (i) to transfer to or from any Proposing Person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any Proposing Person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any Proposing Person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation and (9) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (9) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(c)    As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)    A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)    Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The Board or chairperson of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.4, if the Proposing Person (or a qualified representative of the Proposing Person) does not appear at the annual meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(vi)    This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notwithstanding anything to the contrary contained in this Section 2.4, until the Sunset Date (as defined in the Certification of Incorporation), any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing provisions of this Section 2.4 and may bring any business before an annual meeting of stockholders in person at the annual meeting, without prior notice.

(vii)    For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5    Notice of Nominations for Election to the Board of Directors.

(i)    Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors, the foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(ii)     Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(iii)    Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (2) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iv)    In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(v)    In no event may a Nominating Person provide notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) (x) in the case of an annual meeting, the conclusion of the time period for Timely Notice or (y) in the case of a special meeting, the conclusion of the time period for Timely Notice as set forth in Section 2.5(iii), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(vi)    To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a)    As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b)    As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c)    As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(vii)    A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(viii)    In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding anything to the contrary contained in this Section 2.5, until the Sunset Date, any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing notice and nomination provisions of this Section 2.5 and Section 2.6 and may nominate any person for election at an annual meeting or at a special meeting in person at the annual or special meeting, without prior notice.

2.6    Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)    To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii)    The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines, the Exchange Act and applicable stock exchange rules.

(iii)    A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv)    No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The Board or chairperson of the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect. Notwithstanding the foregoing provisions of Section 2.5, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(v)    Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section  2.6.

2.7    Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8    Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9    Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10    Conduct of Business.

The chairperson of each annual and special meeting shall be the Chairperson of the Board or, in the absence (or inability or refusal to act) of the Chairperson of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of the meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of the chairperson of the meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairperson of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the chairperson of the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such chairperson should so determine, such chairperson shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairperson of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.11    Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation and subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12    Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action without a meeting is fixed by the Board, (i) when no prior action of the Board is required by the DGCL, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by the DGCL, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13    Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law in any manner provided under Section 212(c) of the DGCL or as otherwise provided under applicable law and filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14    List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15    Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)    determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii)    count all votes or ballots;

(iii)    count and tabulate all votes;

(iv)    determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v)    certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16    Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

3.1    Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2    Number of Directors.

Subject to the Certificate of Incorporation or any certificate of designation with respect to any series of Preferred Stock, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. Except as otherwise provided in the Certificate of Incorporation, no reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3    Election, Qualification and Term of Office of Directors.

Directors shall be elected by stockholders at the annual meeting, and the term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4    Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, except as otherwise provided by applicable law, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled (i) following the Sunset Date, only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and, (ii) after the Acquisition Merger Effective Time and until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. For avoidance of doubt, prior to the Acquisition Merger Effective Time, vacancies and newly created directorships may be filled in any manner permitted by the DGCL.

3.5    Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6    Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7    Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be held within or outside the State of Delaware and called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)	delivered personally by hand, by courier or by telephone;

(ii)	sent by United States first-class mail, postage prepaid;

(iii)	sent by facsimile or electronic mail; or

(iv)	sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8    Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9    Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10    Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

4.1    Committees of Directors.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2    Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)	Section 3.5 (place of meetings; meetings by telephone);

(ii)	Section 3.6 (regular meetings);

(iii)	Section 3.7 (special meetings; notice);

(iv)	Section 3.9 (board action without a meeting); and

(v)	Section 7.14 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

4.3    Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

5.1    Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2    Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3    Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4    Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5    Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6    Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7    Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8    Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

7.1    Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2    Stock Certificates.

The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be certificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

7.3    Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4    Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may, in addition to any other requirements as may be imposed by the Corporation, require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5    Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6    Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7    Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8    Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9    Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10    Transfer of Stock.

Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11    Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12    Lock-Up.

(i)    Subject to Section 7.12(ii), the holders (the “Lock-up Holders”) of the common stock of the Corporation issued (a) at the Acquisition Merger Effective Time upon conversion of the shares of common stock of Starry, Inc., a Delaware corporation (“Starry”), pursuant to the merger of Sirius Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Starry, with Starry surviving the merger (the “Starry Transaction”) or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Starry Transaction in respect of awards of Starry common stock outstanding immediately prior to the closing of the Starry Transaction (excluding, for the avoidance of doubt, the SPAC Warrants (as defined in the Agreement and Plan of Merger, dated as of October 6, 2021, by and among the Corporation, FirstMark Horizon Acquisition Corp., Merger Sub, and Starry (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”))) (such shares referred to in this Section 7.12(i)(b), the “Starry Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

(ii)    Notwithstanding the provisions set forth in Section 7.12(i), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, or (iii) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (f) to the Corporation; (g) to Qualified Stockholders (as defined in the Certificate of Incorporation) in the case of shares of Class X common stock, or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the closing date of the Starry Transaction.

(iii)    Notwithstanding the provisions set forth in Section 7.12(i), if (A) at least 120 days have elapsed since the closing date of the Starry Transaction and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Closing occurred. For the avoidance of doubt, in no event shall the Lock-Up Period end earlier than 120 days after the Closing Date pursuant to the Blackout-Related Release.

(iv)    Notwithstanding the provisions set forth in Section 7.12(i), if the last reported sale price of the Class A common stock on the exchange on which the Class A common stock is listed (the “Closing Price”) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (the “Threshold Price”) for 20 out of any 30 consecutive Trading Days commencing at least 30 days after the Closing Date, including the last day of such 30 Trading Day period (any such 30 Trading Day period during which such condition is satisfied, the “Measurement Period”), then 50% of the Lock-up Holder’s Lock-Up Shares (including all outstanding shares and equity awards, determined as if, with respect to any Starry Equity Award Shares that can be net settled, such Starry Equity Award Shares are cash settled, and rounded down to the nearest whole share) that are subject to the Lock-Up Period, which percentage shall be calculated based on the number of Lock-Up Shares subject to the Lock-Up Period as of the last day of the Measurement Period, will be automatically released from such restrictions (an “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the Class A common stock is listed on the second Trading Day following the end of the Measurement Period (an “Early Lock-Up Expiration Date”); provided that if the Threshold Price equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 Trading Days during any Measurement Period, then the remaining 50% of the Lock-up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above (100% of the Lock-Up Shares in the aggregate);

(v)    Notwithstanding the provisions of Section 7.12(iv), if, at the time of any Early Lock-Up Expiration Date, the Corporation is in a Blackout Period, the actual date of such Early Lock-Up Expiration shall be delayed (the “Early Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second Trading Day (the “Extension Expiration Date”) following the first date (such first date, the “Extension Expiration Measurement Date”) that (i) the Corporation is no longer in a Blackout Period under its insider trading policy and (ii) the Closing Price on the Extension Expiration Measurement Date is at least greater than the Threshold Price; provided, further, that, in the case of any of an Early Lock-Up Expiration or an Early Lock-Up Expiration Extension, the Corporation shall announce through a major news service, or on a Form 8-K, the Early Lock-Up Expiration and the Early Lock-Up Expiration Date, or the Early Lock-Up Expiration Extension and the Extension Expiration Date, as the case may be, at least one full Trading Day prior to the opening of trading on the Early Lock-Up Expiration Date or the Extension Expiration Date, as applicable. For the avoidance of doubt, in the event that this Section 7.12(v) conflicts with the foregoing provisions, the Lock-Up Holders will be entitled to the earliest release date for the maximum number of Lock-Up Shares available.

(vi)    Notwithstanding the other provisions set forth in this Section 7.12, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.

(vii)    For purposes of this Section 7.12:

(a)    the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(b)    the term “Lock-up Period” means the period beginning on the closing date of the Starry Transaction and ending at 8:00 am Eastern Time on the date that is 180 days after (and excluding) the closing date (the “Closing Date”) of the Starry Transaction;

(c)    the term “Lock-up Shares” means the shares of common stock held by the Lock-up Holders immediately following the closing of the Starry Transaction (including warrants to purchase shares of common stock and any such shares issued upon exercise thereof, but excluding any shares of common stock or such warrants acquired in the public market, pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, or pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Starry Transaction) and the Starry Equity Award Shares; provided, that, for clarity, shares of common stock issued in connection with the PIPE Investment (as defined in the Merger Agreement), and shares of common stock issued prior to the Acquisition Merger Effective Time upon conversion of the Corporation’s ordinary shares into common stock pursuant to the Domestication (as defined in the Merger Agreement), shall not constitute Lock-up Shares;

(d)    the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, (x) any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.12(ii) or (y) solely with respect to shares of Class X common stock, any Qualified Stockholder (as such term is defined in the Certificate of Incorporation in effect as of immediately following the closing of the Starry Transaction);

(e)    the term “Trading Day” is a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and

(f)    the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase, or other disposition of or agreement to dispose of, directly or indirectly, or the establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b), other than, with respect to shares of Class X common stock, any Permitted Transfer (as such term is defined in the Certificate of Incorporation in effect as of immediately following the closing of the Starry Transaction).

7.13    Registered Stockholders.

The Corporation:

(i)     shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)    shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.14    Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

8.1    Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be deemed given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

9.1    Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation , and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2    Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3    Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4    Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5    Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6    Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article IX shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7    Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8    Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9    Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10    Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified as provided in this Article IX, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11    Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.

9.12    Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13    Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

9.14    Amendments. Any repeal or amendment of this Article IX by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these bylaws inconsistent with this Article IX, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Covered Persons on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Article X—Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of

Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

[Remainder of page intentionally left blank.]

ANNEX D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of October 6, 2021 by and among FirstMark Horizon Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), FirstMark Horizon Acquisition Corp., a Delaware corporation (“SPAC”), Starry Holdings, Inc., a Delaware corporation (“Pubco”) and Starry, Inc., a Delaware corporation (the “Company” and, collectively with the Sponsors, SPAC and Pubco, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, each Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of SPAC Class A Common Stock, shares of SPAC Class B Common Stock and SPAC Warrants as set forth opposite such Sponsor’s name on Schedule I attached hereto;

WHEREAS, concurrently herewith, SPAC, Sirius Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“Merger Sub”), Pubco and the Company, are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement), pursuant to which (and subject to the terms and conditions set forth therein), (i) SPAC will merge with and into Pubco, with Pubco being the surviving corporation (the “SPAC Merger”) and (ii) following the consummation of the SPAC Merger, Merger Sub will merge with and into the Company, with the Company being the surviving corporation and a wholly-owned subsidiary of Pubco (the “Acquisition Merger” and together with the SPAC Merger, the “Mergers”); and

WHEREAS, in connection with the Transaction Agreement and the transactions contemplated therein, the Parties desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

SPONSOR COVENANTS; LOCK-UP

Section 1.1 Binding Effect of Transaction Agreement. Each Sponsor hereby acknowledges that it has read the Transaction Agreement and this Agreement and has had the opportunity to consult with its tax, legal and other advisors with respect thereto and hereto. During the Interim Period, each Sponsor shall be bound by and comply with Section 8.04 (Confidentiality; Publicity) of the Transaction Agreement (and any relevant definitions contained in any such sections) as if such Sponsor was an original signatory to the Transaction Agreement with respect to such provisions.

Section 1.2 No Interim Period Transfers. Each Sponsor shall not, during the Interim Period, (i) directly or indirectly sell, transfer, hypothecate, pledge, encumber, assign or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, any of its SPAC Common Stock or SPAC Warrants (collectively, a “Transfer”), (ii) enter into any Contract or option with respect to any transaction specified in clause (i) or any hedging or swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its SPAC Common Stock or SPAC Warrants, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); provided, however, that the foregoing shall not prohibit (x) if such Sponsor is an individual, a Transfer (A) to any Immediate Family Member (as defined below) or to a trust for the benefit of such Sponsor or any Immediate Family Member the sole trustees of which are Sponsors or Immediate Family Members of Sponsors or (B) by will, other testamentary document or under the laws of intestacy upon the death of such Sponsor, (y) if such Sponsor is an entity, a Transfer to an Affiliate of such Sponsor or to another Sponsor that is a party to this Agreement and bound by the terms and obligations hereof; provided, further, that any such Transfer shall be permitted only if, prior to or concurrently with such Transfer, the Permitted Transferee (as defined below) agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the transferor with respect to such Transferred securities under, and be bound by all of the terms with respect to such Transferred securities of, this Agreement. Any Transfer in violation of this Section 1.2 shall be null and void. As used in this Agreement, “Immediate Family Member” means, with respect to a natural person, his or her spouse or domestic partner, any parent of such person or of his or her spouse or domestic partner, or any lineal descendant of any of the foregoing.

Section 1.3 New Shares. In the event that (a) any SPAC Common Stock, SPAC Warrants or other equity securities of SPAC are issued to a Sponsor during the Interim Period pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of SPAC Common Stock or SPAC Warrants of, on or affecting the SPAC Common Stock or SPAC Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any SPAC Common Stock, SPAC Warrants or other equity securities of SPAC during the Interim Period, or (c) a Sponsor acquires the right to vote or share in the voting of any SPAC Common Stock or other equity securities of SPAC during the Interim Period (such SPAC Common Stock, SPAC Warrants or other equity securities of SPAC, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the SPAC Common Stock or SPAC Warrants owned by such Sponsor as of the date hereof; provided, however, that only New Securities under clause (a) shall be subject to the provisions of Section 1.8.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor Holdco shall deliver to SPAC, SPAC and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among SPAC, SPAC, the Company, the Sponsor Holdco and certain of the Company’s stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit D to the Transaction Agreement (the “Registration Rights Agreement”).

Section 1.5 Sponsor Agreements.

(a) During the Interim Period, at any meeting of the stockholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of SPAC is sought, in each case, as contemplated by the Transaction Agreement, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its SPAC Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SPAC Common Stock:

(i) in favor of the Transactions and the adoption of the Transaction Agreement and any other matters necessary or reasonably requested by the Company, SPAC or Pubco for consummation of the Transactions;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transactions);

(iii) against any merger agreement or merger (other than the Transaction Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC; and

(iv) against any proposal, action or agreement that would or would reasonably be expected to (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Transaction Agreement or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of any party under the Transaction Agreement or (C) result in any of the conditions set forth in Article IX of the Transaction Agreement not being fulfilled.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in the Letter Agreement, dated as of October 5, 2020.

(c) During the Interim Period, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of SPAC’s Subsidiaries, on the other hand; provided that the foregoing shall not prohibit amending the Registration Rights Agreement in the form contemplated hereby and by the Transaction Agreement.

Section 1.6 Further Assurances. From time to time, at the Company’s request and without further consideration, each Sponsor shall execute and deliver such additional documents and take all such further action as may be necessary or reasonably requested to effect the actions and consummate the transactions contemplated hereby, and to consummate the Mergers, on the terms and subject to the conditions set forth in the Transaction Agreement and this Agreement.

Section 1.7 No Inconsistent Agreement. Each Sponsor hereby agrees that such Sponsor shall not enter into any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.8 Post-Closing Lock-up.

(a) Subject to and conditioned upon the occurrence of the Effective Time, each Sponsor hereby agrees that such Sponsor shall not Transfer any shares of Pubco Common Stock during the period commencing immediately after the Acquisition Merger Effective Time and ending upon the earlier to occur of (x) 8:00 am Eastern Time on the date that is twelve (12) months after (and excluding) the Closing Date and (y) the occurrence of a Trigger Event (as defined below) without Pubco’s prior written consent (the “Shares Lock-up”); provided, however, that the Shares Lock-up shall not apply to any Transfer of shares of Pubco Common Stock by any Sponsor or its Permitted Transferees (as defined below) (i) to (A) Pubco’s officers or directors, (B) any Affiliates or Immediate Family Members of the Pubco’s officers or directors, or (C) any Sponsor or any members or partners of Sponsor Holdco or their Affiliates, any Affiliates of Sponsor Holdco, or any employees of such Affiliates; (ii) in the case of an individual, by gift to any Immediate Family Member of such individual or to a trust, the beneficiary of which is such an Immediate Family Member or an Affiliate of such individual, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the State of Delaware or the Sponsor Holdco’s limited liability company agreement upon dissolution of the Sponsor Holdco; (vi) in the event of Pubco’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco Common Stock for cash, securities or other property subsequent to the Closing Date; (vii) to a nominee or custodian of a Person to whom a Transfer would be permissible under clauses (i) through (vi) above; (viii) to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their Affiliates or designees) and such Sponsor and/or its Affiliates or any similar arrangement relating to a financing arrangement for the benefit of such Sponsor and/or its Affiliates; or (ix) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance of any such securities owned by such Sponsor and/or its Affiliates to a nationally or internationally recognized financial institution in connection with a loan to such Sponsor and/or its Affiliates (each transferee contemplated by clauses (i) through (ix), a “Permitted Transferee”); provided, further, that in the case of clauses (i) through (vii) the Permitted Transferee must agree in writing to be bound by the Shares Lock-up and the Earn-out Vesting Terms with respect to the shares of Pubco Common Stock so Transferred.

(b) If any shares of Pubco Common Stock bears a legend (including a notation in any book entries in the case of uncertificated securities) that they are subject to the restrictions on transfer set forth in this Section 1.8, then, upon the termination of the Shares Lock-up to such shares of Pubco Common Stock, Pubco shall promptly (and in any event within one (1) Business Day) take all actions necessary (including, if required by Pubco’s transfer agent, delivering an opinion of Pubco’s counsel, in a form reasonably acceptable to Pubco’s transfer agent) to cause such legend to be removed.

(c) Notwithstanding anything to the contrary herein, to the extent the Pubco Board waives or repeals, or otherwise relaxes, the Bylaws Lock-up (whether acting pursuant to Section 7.12(iii) of the Pubco Post-Closing Bylaws or otherwise), the Shares Lock-up shall be identically waived, repealed or relaxed, as applicable.

(d) For purposes of this Agreement:

(i) the term “Pubco Sale” means the occurrence of any of the following events: (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Pubco representing more than 50% of the combined voting power of Pubco’s then outstanding voting securities, (b) there is consummated a merger or consolidation of Pubco with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the board of directors of Pubco immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of Pubco immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the shareholders of Pubco approve a plan of complete liquidation or dissolution of Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Pubco of all or substantially all of the assets of Pubco and its Subsidiaries, taken as a whole, other than such sale or other disposition by Pubco of all or substantially all of the assets of Pubco and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Pubco in substantially the same proportions as their ownership of Pubco immediately prior to such sale;

(ii) the term “Closing Price” means the last reported sale price of a share of Pubco Class A Common Stock on the principal national securities exchange on which the Pubco Class A Common Stock is then listed;

(iii) the term “Trading Day” is a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and

(iv) the term “Trigger Event” means the first such time that the Closing Price equals or exceeds $12.00 per share (subject to equitable adjustment as set forth in Section 1.8(e) below) for 20 out of any 30 consecutive Trading Days commencing at least 150 days after the Closing Date.

(e) If Pubco shall, at any time and from time to time after the Acquisition Merger Effective Time, effect any stock splits, reverse stock splits, dividends (whether payable in stock, cash or other assets), reorganizations, recapitalization, reclassifications, subdivisions, combinations, exchange of shares or other like changes or transactions with respect to the Pubco Class A Common Stock (an “Adjustment Event”), the per share stock price targets set forth in the definition of “Trigger Event” and in Section 1.9(d) shall be equitably adjusted for such Adjustment Event (it being acknowledged that, in the case of a cash dividend, such equitable adjustment shall result in a reduction in such per share stock price targets by the per share amount of such dividend). Any adjustment under this Section 1.8(e) shall become effective at the close of business on the date such Adjustment Event becomes effective (which shall be the “ex” date, if any, with respect to any such event).

Section 1.9 Sponsor Earn-out.

(a) Each holder of Promote Shares (including Sponsor Holdco or any of its Permitted Transferees, but excluding each of Jason Robins, Luis Ubiñas, Frederick Ball, and Allison Goldberg (collectively, including their Permitted Transferees, the “Independent Directors”)) hereby irrevocably agrees that, at (and subject only to the occurrence of) the Closing, the Earn-out Promote Shares will become restricted shares and will be subject to the vesting and forfeiture provisions set forth in Section 1.9(d) (the “Earn-out Vesting Terms”).

(b) The Earn-out Promote Shares will be composed as follows: (i) one-third (1/3rd) of the Earn-out Promote Shares will be subject to the vesting and forfeiture conditions specified in Section 1.9(d)(i) (the “First Target Earn-out Shares”), (ii) an additional one-third (1/3rd) of the Earn-out Promote Shares will be subject to the vesting and forfeiture conditions specified in Section 1.9(d)(ii) (the “Second Target Earn-out Shares”) and (iii) an additional one-third (1/3rd) of the Earn-out Promote Shares will be subject to the vesting and forfeiture conditions specified in Section 1.9(d)(iii) (the “Third Target Earn-out Shares”).

(c) If the result of the product of (i) one-third (1/3rd) multiplied by (ii) the total number of Earn-out Promote Shares is not a whole number, then the number of Earn-out Promote Shares resulting from the product of (A) 3.0 multiplied by (B) the fractional amount (rounded to the nearest thousandth when expressed in decimal form) of the fractional Earn-out Promote Share resulting from the calculation set forth in the introduction to this sentence will be rounded down to the nearest whole number, and each such whole Earn-out Promote Share will be a First Target Earn-out Share.

(d) The Earn-out Promote Shares will be subject to the following vesting conditions:

(i) If, at any time during the Earn-out Period, the Closing Price equals or exceeds $12.50 per share (subject to equitable adjustment as set forth in Section 1.8(e)) for 20 out of any 30 consecutive Trading Days, the First Target Earn-out Shares will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 1.9;

(ii) If, at any time during the Earn-out Period, the Closing Price equals or exceeds $15.00 per share (subject to equitable adjustment as set forth in Section 1.8(e)) for 20 out of any 30 consecutive Trading Days, the Second Target Earn-out Shares will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 1.9; and

(iii) If, at any time during the Earn-out Period, the Closing Price equals or exceeds $17.50 per share (subject to equitable adjustment as set forth in Section 1.8(e)) for 20 out of any 30 consecutive Trading Days, the Third Target Earn-out Shares will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 1.9.

(e) For the avoidance of doubt, if the vesting conditions applicable to more than one of Section 1.9(d)(i), Section 1.9(d)(ii) or Section 1.9(d)(iii) have been satisfied at any time, then all of the Earn-out Promote Shares subject to such satisfied vesting conditions will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 1.9.

(f) If, upon the expiration of the Earn-out Period, the vesting of any of the Earn-out Promote Shares has not occurred, then the applicable Earn-out Promote Shares that failed to vest pursuant to Section 1.9(d), as applicable, and any dividends or distributions previously paid or made in respect thereof will be automatically forfeited and transferred to Pubco for no consideration, and no Person (other than Pubco) will have any further right with respect thereto. Notwithstanding anything to the contrary herein, in no event will any holder of Earn-out Promote Shares be entitled to retain after the Earn-out Period an aggregate number of Earn-out Promote Shares greater than the total number of Earn-out Promote Shares that has vested in accordance with Section 1.9(d) or Section 1.9(g).

(g) In the event that there is an Pubco Sale during the Earn-out Period, then, to the extent that the holders of shares of Pubco Class A Common Stock receive an Pubco Sale Price that is greater than or equal to the applicable Pubco Trading Price specified in Section 1.9(d)(i), Section 1.9(d)(ii) or Section 1.9(d)(iii) (subject to Section 1.8(e)) any Earn-out Promote Shares that have not previously vested in accordance with Section 1.9(d)(i), Section 1.9(d)(ii) or Section 1.9(d)(iii), as applicable, will be deemed to have vested (to the extent that such Earn-out Promote Shares would have vested pursuant to Section 1.9(d)(i), Section 1.9(d)(ii) or Section 1.9(d)(iii), as applicable, if the Pubco Trading Price had been the Pubco Sale Price for any 20 Trading Days within any period of 30 Trading Days during the Earn-out Period) immediately prior to the closing of such Pubco Sale, and the holders of any Earn-out Promote Shares deemed vested pursuant to this Section 1.9(g) will be eligible to participate in such Pubco Sale with respect to such Earn-Out Promote Shares on the same terms, and subject to the same conditions, as the holders of shares of Pubco Class A Common Stock generally.

(h) For so long as any Earn-out Promote Share remains subject to the vesting and forfeiture conditions specified in Section 1.9(d), (i) the holder thereof will be entitled to exercise the voting rights carried by such Earn-out Promote Share and (ii) the holder thereof will not be entitled to receive any dividends or other distributions in respect of such Earn-out Promote Share, and any dividends or distributions paid or made in respect of such Earn-out Promote Share will be retained by Pubco and invested as and to the extent determined by Pubco and will be paid or made to the holder of such Earn-out Promote Share only when and to the extent that such Earn-out Promote Share vests in accordance with Section 1.9(d), and, to the extent that such Earn-out Promote Share fails to vest in accordance with Section 1.9(d) prior to the expiration of the Earn-out Period, any dividends or distributions paid or made in respect thereof will be forfeited to Pubco for no consideration, and no Person (other than Pubco) will have any further right with respect thereto.

(i) For purposes of this Agreement:

(i) “Pubco Sale Price” means the price per share of Pubco Class A Common Stock paid or payable to the holders of outstanding shares of Pubco Class A Common Stock (determined without giving effect to the vesting contemplated by Section 1.9(g)) in an Pubco Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like; provided that, if and to the extent such price is payable in whole or in part in the form of consideration other than cash, the price for such non-cash consideration shall be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive Business Days preceding such day, or (ii) if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized investment banking firm mutually selected by Pubco and Sponsor Holdco, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer Taxes payable in connection with such sale).

(ii) “Earn-out Period” means the period commencing on the Closing Date and ending on the date that is five years after the Closing Date.

(iii) “Earn-out Promote Shares” means 6,672,500 Promote Shares.

(iv) “Promote Shares” means the shares of Pubco Class A Common Stock to be received by Sponsor Holdco pursuant to the SPAC Merger.

Section 1.10 No Solicitation. During the Interim Period, each Sponsor agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or its or their respective representatives to take any action on its behalf, that would be a breach of Section 7.12 (Exclusivity) of the Transaction Agreement if taken by SPAC.

Section 1.11 Exchange.

(a) Each of the Sponsors hereby agrees that, immediately prior to the consummation of the SPAC Merger (but subject to the prior satisfaction of all of the conditions to consummation of the SPAC Merger set forth in Article IX of the Transaction Agreement) each such Sponsor shall contribute, transfer, assign, convey, and deliver to SPAC, and SPAC shall acquire and accept from each Sponsor, all of each such Sponsor’s right, title, and interest in, to, and under such Sponsor’s SPAC Class B Common Stock, and in exchange therefor, SPAC shall issue to each such Sponsor shares of SPAC Class A Common Stock, free and clear of all Liens as provided below (the “Exchange”).

(b) In connection with the Exchange:

(i) all 10,230,000 outstanding shares of SPAC Class B Common Stock held by Sponsor Holdco shall be exchanged and converted into the number of shares of SPAC Class A Common Stock equal to: (i) 9,230,000 divided by (ii) the Class A Exchange Ratio (as defined in the Transaction Agreement); and

(ii) all 30,000 outstanding shares of SPAC Class B Common Stock held by each Independent Director shall be exchanged and converted into the number of shares of SPAC Class A Common Stock equal to: (i) 30,000 divided by (ii) the Class A Exchange Ratio (as defined in the Transaction Agreement).

(c) No certificates will be issued in connection with the Exchange, and SPAC will record the exchange of the SPAC Class B Common Stock for the SPAC Class A Common Stock that the Sponsors are acquiring pursuant to the terms and conditions of this Section 1.11 on its books and records. Following the Exchange, no shares of SPAC Class B Common Stock shall be outstanding.

(d) The Exchange shall be applicable only in connection with the Transactions and this Agreement, and the Exchange shall be void and of no force and effect if this Agreement is terminated prior to the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to SPAC, Pubco and the Company (severally and not jointly and solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery of this Agreement by each of the other Parties, this Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s SPAC Class B Common Stock and SPAC Warrants as set forth opposite such Sponsor’s name on Schedule I attached hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such SPAC Class B Common Stock or SPAC Warrants (other than transfer restrictions under the Securities Act)) affecting any such SPAC Class B Common Stock or SPAC Warrants, other than Liens pursuant to (i) this Agreement, (ii) the SPAC Organizational Documents, (iii) the Transaction Agreement, (iv) the Insider Letter or (v) any applicable securities Laws. Such Sponsor’s SPAC Class B Common Stock and SPAC Warrants as set forth opposite such Sponsor’s name on Schedule I attached hereto are the only equity securities in SPAC owned of record or beneficially by such Sponsor on the date of this Agreement, and none of such Sponsor’s SPAC Class B Common Stock or SPAC Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such SPAC Class B Common Stock or SPAC Warrants, except as provided hereunder and under the Insider Letter. Other than the SPAC Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

(c) No Conflicts. The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or if such Sponsor is an individual, conflict with the rights of such Sponsor’s spouse or domestic partner, as applicable, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s SPAC Class B Common Stock or SPAC Warrants), in each case, to the extent the absence of such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 5.11 of the Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Sponsor, for which SPAC or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Section 5.20 of the Schedules or appended as an exhibit to any SPAC SEC Reports filed or furnished by SPAC on or prior to the date hereof, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with SPAC or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of SPAC, Pubco and the Company is entering into the Transaction Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination; Non-Survival of Representations and Warranties.

(a) This Agreement shall terminate upon the earliest to occur of (i) the consummation of a SPAC Sale following the Closing, (ii) the later to occur of the termination of the Shares Lock-up and the termination of the Warrant Securities Lock-up and, in either case, the performance by Pubco of the last obligation required to be performed by it under Section 1.8(b), (iii) the termination of the Transaction Agreement in accordance with its terms prior to the Closing or (iv) the time this Agreement is terminated upon the written agreement of the Parties. Upon such termination, this Agreement shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any Party to any Person in respect of the transactions contemplated hereby, and no Party shall have any claim against any other Party (and no Person shall have any rights against such Party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, that no such termination shall relieve any Party of any liability arising in respect of any fraud or Willful Breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

(b) None of the representations or warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto shall survive the Closing.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws or statute of limitations of another jurisdiction.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each Party consents to the service of process in any such Action in the same manner as for giving notices under Section 3.8 or any other manner permitted by Law. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.3(a).

(b) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Sponsors, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of SPAC, Pubco and the Company or (b) be assigned by SPAC, Pubco or the Company, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the Company and Pubco (in the case of an attempted assignment by SPAC) or SPAC (in the case of an attempted assignment by Pubco or the Company). Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 3.5 Specific Performance. The Parties agree that irreparable damage (for which monetary damages, even if available, would not be an adequate remedy) would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, an injunction or injunctions, or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated hereby and that, without such right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law.

Section 3.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parties, and this Agreement may not be waived except by an instrument in writing signed by the Party against which such waiver is to be enforced.

Section 3.7 Severability. If any provision (or part thereof) of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the provisions (or parts thereof) of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

Section 3.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) if delivered personally, when so delivered, (b) if delivered by email, when delivered if during normal business hours or the following Business Day if after normal business hours and, in either case, with confirmation of receipt or (c) if sent by a nationally recognized overnight courier service, such as Federal Express, or posted by registered or certified U.S. mail, return receipt requested and postage prepaid, when so delivered, in any such case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 3.8):

If to SPAC prior to the Closing:

FirstMark Horizon Acquisition Corp.

100 5th Ave, 3rd Floor

New York, NY 10011

Attn: Eric Cheung

Email: eric@firstmarkcap.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn: Michael Mies

Email: michael.mies@skadden.com

If to Pubco prior to the Closing, or the Company, SPAC or to Pubco after the Closing:

Starry, Inc.

38 Chauncey Street, 2nd Floor

Boston, MA 02111

Attn: Bill Lundregan, Chief Legal Officer

Email: wlundregan@starry.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Justin Hamill; Chad Rolston

Email: Justin.Hamill@lw.com; Chad.Rolston@lw.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn: Michael Mies

Email: michael.mies@skadden.com

and to:

FirstMark Horizon Acquisition Corp.

100 5th Ave, 3rd Floor

New York, NY 10011

Attn: Eric Cheung

Email: eric@firstmarkcap.com

In addition to the foregoing, in the case of any pre-Closing notices sent by any Sponsor to any other Sponsor, SPAC or Pubco, or sent by SPAC or Pubco to any Sponsor, copies shall also be sent to the Company and to Latham & Watkins LLP (to the persons referenced above).

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the Parties to the extent they relate in any way to the subject matter hereof.

Section 3.11 Shareholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employees, agent, designee or other representative of any Sponsor, or by any Sponsor that is a natural person, in either case in his or her capacity as a director or officer of SPAC or any of its Subsidiaries or any other Person. Each Sponsor is executing this Agreement solely in his, her or its capacity as a record or beneficial owner of SPAC Common Stock and/or SPAC Warrants, and the Company specifically acknowledges and agrees that each and every agreement herein by any Sponsor is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

Section 3.12 Mutual Release.

(a) Effective as of the Closing, Pubco, on behalf of itself and its Subsidiaries and its and their respective successors and assigns (each, an “Pubco Releasing Party”), hereby unconditionally and irrevocably forever releases and discharges each Sponsor and each of its Affiliates, and any past, present or future directors, managers, officers, employees, Representatives, agents, lenders, investors, partners, principals, members, managers, direct or indirect shareholders or equityholders of any of the foregoing Persons, and the respective successors and assigns of the foregoing Persons (each, an “Pubco Released Party”), of and from, and hereby unconditionally and irrevocably waives, releases and discharges any and all proceedings, covenants, claims, liabilities, suits, judgments, accounts, actions and causes of action of any kind or character whatsoever, known or unknown, suspected or unsuspected, in Contract, direct or indirect, primary or secondary, at Law or in equity, that such Pubco Releasing Party ever had, now has or ever may have or claim to have against any Pubco Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing arising at or prior to the Closing, or otherwise related to the pre-Closing period; provided, that nothing contained in this Section 3.12(a) shall be construed as a waiver of any rights under (i) this Agreement, (ii) any other Ancillary Agreements to which any Pubco Releasing Party is party or (iii) with respect to any Pubco Released Party who is a natural person, any indemnification, employment or other similar arrangements (including any such arrangement providing for exculpation or advancement of expenses). Pubco, on behalf of itself and the other Pubco Releasing Parties, expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims, and understands the significance of this release of unknown claims and waiver of statutory protection against a release, on behalf of itself and the other Pubco Releasing Parties, of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Pubco, on behalf of itself and each other Pubco Releasing Party, acknowledges that each Sponsor will be relying on the waiver and release provided in this Section 3.12(a) in connection with entering into this Agreement and that this Section 3.12(a) is intended for the benefit of the Pubco Released Parties and to grant third party beneficiary rights to each Pubco Released Party to enforce this Section 3.12(a).

(b) Effective as of the Closing, each Sponsor, on behalf of itself and its Affiliates and its and their respective successors and assigns (each, a “Sponsor Releasing Party”), hereby unconditionally and irrevocably forever releases and discharges Pubco and each of its Affiliates, and any past, present or future directors, managers, officers, employees, Representatives, agents, lenders, investors, partners, principals, members, managers, direct or indirect shareholders or equityholders of any of the foregoing Persons, and the respective successors and assigns of the foregoing Persons (each, a “Sponsor Released Party”), of and from, and hereby unconditionally and irrevocably waives, releases and discharges any and all proceedings, covenants, claims, liabilities, suits, judgments, accounts, actions and causes of action of any kind or character whatsoever, known or unknown, suspected or unsuspected, in Contract, direct or indirect, primary or secondary, at Law or in equity, that such Sponsor Releasing Party ever had, now has or ever may have or claim to have against any Sponsor Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing arising at or prior to the Closing, or otherwise related to the pre-Closing period; provided, that nothing contained in this Section 3.12(b) shall be construed as a waiver of any rights under (i) this Agreement, (ii) any other Ancillary Agreements to which any Sponsor Releasing Party is party or (iii) with respect to any Sponsor Releasing Party who is a natural person, any indemnification, employment or other similar arrangements (including any such arrangement providing for exculpation or advancement of expenses). Each Sponsor, on behalf of itself and each of its associated Sponsor Releasing Parties, expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims, and understands the significance of this release of unknown claims and waiver of statutory protection against a release, on behalf of itself and its associated Sponsor Releasing Parties, of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Each Sponsor, on behalf of itself and each of its associated Sponsor Releasing Parties, acknowledges that Acquiror will be relying on the waiver and release provided in this Section 3.12(b) in connection with entering into this Agreement and that this Section 3.12(b) is intended for the benefit of the Sponsor Released Parties and to grant third party beneficiary rights to each Sponsor Released Party to enforce this Section 3.12(b).

(c) The Company acknowledges and agrees that the foregoing provisions of this Section 3.12 were specifically requested by the Company as a material inducement to its willingness to enter into the Transaction Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsors, SPAC, Pubco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

FIRSTMARK HORIZON SPONSOR LLC

By:	/s/ Amish Jani
Name:	Amish Jani
Title:	President

/s/ Richart Heitzmann
Name:	Richard Heitzmann

/s/ Amish Jani
Name:	Amish Jani

/s/ Jason Robins
Name:	Jason Robins

/s/ Luis Ubinas
Name:	Luis Ubiñas

/s/ Frederick Ball
Name:	Frederick Ball

/s/ Allison Goldberg
Name:	Allison Goldberg

[Signature Page to Sponsor Support Agreement]

PUBCO:

STARRY HOLDINGS, INC.

By:	/s/ William J. Lundregan
Name: William J. Lundregan
Title: President

[Signature Page to Sponsor Support Agreement]

SPAC:

FIRSTMARK HORIZON ACQUISITION CORP.

By:	/s/ Amish Jani
Name: Amish Jani
Title: President

[Signature Page to Sponsor Support Agreement]

COMPANY:

STARRY, INC.

By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor-held SPAC Class A Common Stock, SPAC B Common Stock and SPAC Warrants

Sponsor	SPAC Class A Common Stock	SPAC Class B Common Stock	SPAC Warrants
FirstMark Horizon Sponsor LLC(1)	0	10,230,000	6,853,333
Richard Heitzmann(1)	0	0	0
Amish Jani(1)	0	0	0
Jason Robins	0	30,000	0
Luis Ubiñas	0	30,000	0
Frederick Ball	0	30,000	0
Allison Goldberg	0	30,000	0

(1)

Messrs. Heitzmann and Jani may be deemed to beneficially own securities held by FirstMark Horizon Sponsor LLC by virtue of their shared control over FirstMark Horizon Sponsor LLC. Each of Messrs. Heitzmann and Jani disclaims beneficial ownership of securities held by FirstMark Horizon Sponsor LLC except to the extent of their pecuniary interests therein.

[Schedule I to Sponsor Support Agreement]

ANNEX E

Execution Version

COMPANY HOLDERS SUPPORT AGREEMENT

This Company Holders Support Agreement (this “Agreement”), dated as of October 6, 2021, is entered into by and among FirstMark Horizon Acquisition Corp., a Delaware corporation (“SPAC”), Starry Holdings, Inc., a Delaware corporation (“Pubco”), Starry, Inc., a Delaware corporation (the “Company”), and certain of the stockholders of the Company, whose names appear on the signature pages of this Agreement (such stockholders, the “Stockholders”, and SPAC, Pubco, the Company and the Stockholders, each a “Party”, and collectively, the “Parties”).

RECITALS

WHEREAS, SPAC, Sirius Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“Merger Sub”), Pubco and the Company, have entered into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement), pursuant to which (and subject to the terms and conditions set forth therein), (i) SPAC will merge with and into Pubco, with Pubco being the surviving entity (the “SPAC Merger”) and (ii) following the consummation of the SPAC Merger, Merger Sub will merge with and into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of Pubco (the “Acquisition Merger” and together with the SPAC Merger, the “Mergers”);

WHEREAS, contemporaneously with the execution and delivery of the Transaction Agreement, in connection with the transactions contemplated by the Transaction Agreement to occur at or immediately prior to the SPAC Merger Closing or the Acquisition Merger Closing, including the Mergers and the Company Series Z Investment (as defined below) (collectively, the “Transactions”), the Company and each of the parties subscribing for shares of Company Series Z Preferred Stock thereunder (the “Company Series Z Subscribers”) shall enter into certain subscription agreements, providing for the Company Series Z Subscribers to purchase such shares of Company Series Z Preferred Stock on the Acquisition Merger Closing Date and prior to the Acquisition Merger Effective Time (the “Company Series Z Investment”);

WHEREAS, as of the date hereof, each Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Company Stock set forth opposite such Stockholder’s name on Schedule 1 attached hereto (such shares, together with (1) any shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) of which such Stockholder has record or beneficial ownership as of the date hereof and that are not reflected on Schedule 1, (2) any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) of which such Stockholder acquires record or beneficial ownership after the date hereof, including by Transfer (as defined below), purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, and (3) any additional shares of Company Stock with respect to which such Stockholder has the right to vote through a proxy or otherwise, such Stockholder’s “Covered Shares”);

WHEREAS, upon the consummation of the Mergers, each of the following agreements will terminate: (i) that certain Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 30, 2021, by and among the Company and the Investors (as defined therein); (ii) that certain Fifth Amended and Restated Voting Agreement, dated as of March 30, 2021, by and among the Company and the Stockholders (as defined therein) (the “Voting Agreement”); and (iii) that certain Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of March 30, 2021, by and among the Company, the Investors (as defined therein) and the Common Stockholders (as defined therein) (such agreements described in clauses (i)-(iii), collectively, the “Investment Agreements”); and

WHEREAS, in connection with the Transaction Agreement and the transactions contemplated therein, the Parties desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC, Pubco, the Company and each Stockholder hereby agree as follows:

1.    Agreement to Vote. Prior to the Termination Date (as defined below), each Stockholder, solely in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees to, and to cause any other holder of record of any of such Stockholder’s Covered Shares to, validly execute and deliver to the Company in respect of all of the Stockholder’s Covered Shares entitled to vote or consent on matters put to a vote or consent, as applicable, of the Company’s stockholders (such Covered Shares, each Stockholder’s “Voting Covered Shares”), as soon as reasonably practicable after (but not before) the Registration Statement is declared effective under the Securities Act, and in any event within five (5) Business Days thereafter, the written consent in the form attached hereto as Exhibit A in respect of all of the Stockholder’s Voting Covered Shares approving the Transaction Agreement, the Preferred Stock Conversion, the Company Series Z Investment, and the other Transactions. In addition, prior to the Termination Date, each Stockholder, in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, such Stockholder shall, and shall cause each other holder of record of any of such Stockholder’s Voting Covered Shares to:

(a)    when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Voting Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Voting Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Preferred Stock Conversion, the Company Series Z Investment, and the other Transactions and the adoption of the Transaction Agreement and any other matters necessary or reasonably requested by the Company or SPAC for consummation of the Transactions;

(c)    in any other circumstances upon which a consent or other approval is required under the Company Organizational Documents or the Investment Agreements or otherwise sought with respect to the Transaction Agreement or the Transactions, vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Voting Covered Shares in favor thereof; and

(d)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Voting Covered Shares against (i) any Acquisition Proposal or any proposal relating to an Acquisition Proposal (in each case, other than the Transactions); (ii) any merger agreement or business combination agreement or merger, consolidation, combination, sale of substantially all assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (in each case, other than the Transaction Agreement and the Mergers); and (iii) any proposal, action or agreement that would or would reasonably be expected to (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Transaction Agreement or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of any party under the Transaction Agreement or (C) result in any of the conditions set forth in Article IX of the Transaction Agreement not being fulfilled.

2.    No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not (i) enter into any voting agreement, voting trust or other agreement with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy, power of attorney or similar right with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any other agreement or undertaking that is otherwise inconsistent with, or would reasonably be expected to interfere with, or would reasonably be expected to prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3.    Termination; Non-Survival of Representations and Warranties.

(a)    This Agreement shall terminate upon the earlier to occur of (i) the Acquisition Effective Time, (ii) the termination of the Transaction Agreement in accordance with its terms in circumstances where the Closing does not occur or (iii) the election of the Stockholder in its sole discretion to terminate this Agreement solely as to such Stockholder following any material modification or amendment to, or the waiver of any provision of, the Transaction Agreement, as in effect on the date hereof, that materially and adversely affects the rights of such Stockholder in a disproportionate manner than as compared to the other Stockholders holding the same class of securities as such Stockholder or reduces in any material respect the amount or changes the form of consideration payable to such Stockholder pursuant to the Transaction Agreement in a disproportionate manner as compared to the other Stockholders holding the same class of securities as such Stockholder (in each case, without such Stockholder’s prior written consent) and excluding any issuance of equity securities by the Company (or securities convertible into or exercisable therefor)) (the earliest such date under clause (i)—(iii) being referred to herein as the “Termination Date”), and upon such termination, this Agreement shall forthwith become void and have no further force or effect, without any liability on the part of any Party; provided, that (A) no such termination shall relieve any Party of any liability for its pre-termination fraud or Willful Breach of this Agreement, (B) this Section 3(a), Section 5(e), Section 5(f), Section 5(i), Section 7, and Sections 9 through 22 shall survive any such termination and (C) Section 5(c) shall survive any such termination under clause (i) above until the expiration of the Lock-Up Period (as defined in the Pubco Bylaws).

(b)    None of the representations or warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto shall survive the Closing.

4.    Representations and Warranties of the Stockholders. In compliance with the terms of Section 3.3 of the Voting Agreement, the representations and warranties in this Section 4 are provided voluntarily by each Stockholder. Each Stockholder hereby represents and warrants (severally and not jointly and as to itself only) to the SPAC, Pubco and the Company as follows:

(a)    Such Stockholder is the sole record owner and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, or has a valid proxy to vote, such Stockholder’s Covered Shares, free and clear of any Liens (other than as created by this Agreement or the Company Organizational Documents (including, for the purposes hereof, any agreements between or among stockholders of the Company)). As of the date hereof, other than the Covered Shares set forth opposite such Stockholder’s name on Schedule 1, such Stockholder does not own beneficially or of record any shares of Company Stock (or any securities convertible into shares of Company Stock) or any interest therein.

(b)    Such Stockholder, in each case except as provided in this Agreement or, before giving effect to Section 5(k), the Investment Agreements or the Company Organizational Documents, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, whether by ownership or by proxy, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of such Stockholder’s Covered Shares, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c)    Such Stockholder affirms that (i) if the Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Stockholder is not a natural person, it (A) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (B) has all requisite corporate or other power and authority to, and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, subject to the due execution and delivery of this Agreement by each of the Company, Pubco and SPAC, constitutes a legally valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(d)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or to be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Transactions.

(e)    The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the organizational documents of such Stockholder (if such Stockholder is not a natural person) or the rights of such Stockholder’s spouse or domestic partner (if such Stockholder is a natural person and has a spouse or domestic partner, as applicable), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which such Stockholder is subject, (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder or (iv) any violation of applicable Law, except, in the case of clauses (ii), (iii) or (iv) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby or the Transactions.

(f)    As of the date of this Agreement, there is no Action pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of the Stockholder’s Covered Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of his, her or its obligations under this Agreement.

(g)    Such Stockholder is a sophisticated investor and has adequate information concerning the business and financial condition of SPAC, Pubco and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and based on such information as the Stockholder has deemed appropriate made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that SPAC, Pubco, Merger Sub and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character. Such Stockholder acknowledges that the agreements contained herein are irrevocable.

(h)    Such Stockholder understands and acknowledges that SPAC, Pubco, and Merger Sub are entering into the Transaction Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

(i)    No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SPAC, Pubco or the Company is or could be liable in connection with the Transaction Agreement or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by or on behalf of such Stockholder in his, her or its capacity as a stockholder.

5.    Certain Covenants of the Stockholders. In compliance with the terms of Section 3.3 of the Voting Agreement, the Stockholders are not required to agree to any restrictive covenant in connection with the Transactions and any agreement of a Stockholder to any restrictive covenant is provided voluntarily by such Stockholder.

(a)    No Solicitation. During the Interim Period, each Stockholder agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or its or their respective representatives to take any action on its behalf, that would be a breach of Section 6.08 (Non-Solicitation by Company; Company Acquisition Proposals) of the Transaction Agreement if taken by the Company.

(b)    No Transfers Prior to Termination Date. Each Stockholder shall not, prior to the Termination Date (except, in each case, pursuant to the Transaction Agreement), (i) directly or indirectly sell, transfer, hypothecate, pledge, encumber, assign or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, any of his, her or its Covered Shares (collectively, a “Transfer”), (ii) enter into any Contract or option with respect to any transaction specified in clause (i) or any hedging or swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of his, her or its Covered Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); provided, however, that the foregoing shall not prohibit a Transfer (A) to any Immediate Family Member (as defined below) or to a trust for the benefit of such Stockholder or any Immediate Family Members of such Stockholder, (B) by will, other testamentary document or under the laws of intestacy upon the death of such Stockholder or (C) to an Affiliate of the Stockholder or to another Stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of the transferring Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the transferring Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) shall be null and void. As used in this Agreement, “Immediate Family Member” means, with respect to a natural person, his or her spouse or domestic partner, any parent of such person or of his or her spouse or domestic partner, or any lineal descendant of any of the foregoing.

(c)    Post-Closing Lock-Up. Each Stockholder hereby acknowledges that it has read the Pubco Bylaws, including Section 7.12 thereof, and understands that such section provides that certain of such Stockholder’s Covered Shares will be subject to Transfer restrictions (i.e., a “lock-up”) following the Closing, as and to the extent set forth therein. Accordingly, each Stockholder hereby agrees to be bound by and comply with

Section 7.12 of the Pubco Bylaws as if such section was set forth herein and made a part hereof. Notwithstanding anything to the contrary herein, to the extent the Board of Directors of the Pubco waives or repeals, or otherwise relaxes, any of the lock-up restrictions set forth in Section 7.12 of the Pubco Bylaws (whether acting pursuant to Section 7.12 of the Pubco Bylaws or otherwise), such lock-up restrictions shall be identically waived, repealed or relaxed, as applicable, with respect to all Stockholders.

(d)    No Actions to Breach Agreement. Each Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement.

(e)    Maintenance of Records. Each Stockholder hereby authorizes SPAC, Pubco and the Company to maintain a copy of this Agreement at either its executive office or registered office.

(f)    Binding Effect of Transaction Agreement. Each Stockholder hereby acknowledges that it has read the Transaction Agreement and this Agreement and has had the opportunity to consult with its tax, legal and other advisors with respect thereto and hereto. Each Stockholder shall be bound by and comply with Section 8.05 (Confidentiality; Publicity) of the Transaction Agreement (and any relevant definitions contained in any such sections) as if such Stockholder was an original signatory to the Transaction Agreement with respect to such provisions.

(g)    Closing Date Deliverables. On the Closing Date, each Stockholder shall deliver to SPAC, Pubco and the Company, and SPAC and Pubco shall each deliver to each Stockholder, a duly executed counterpart to the Registration Rights Agreement, in substantially the form attached as Exhibit D to the Transaction Agreement.

(h)    Voting Agreement Amendment. The Company and each Stockholder that is a party to the Voting Agreement agrees that the Voting Agreement (including Section 3.3(g) thereof) is hereby amended and waived in all respects to the extent necessary to permit Section 3 of the Voting Agreement (the “Drag-Along”) to apply to, and to permit the Drag-Along to be in effect with respect to, the Transactions, including the Mergers, notwithstanding that Chaitanya Kanojia will receive Pubco Class X Common Stock (each share of which is entitled to twenty votes), while other holders of Company Common Stock will receive Pubco Class A Common Stock (each share of which is entitled to one vote). For the avoidance of doubt, the foregoing shall not constitute or be deemed to be an approval of the Mergers in writing as a “Sale of the Company” under the Voting Agreement, but solely an amendment and/or waiver of the Voting Agreement.

(i)    Drag-Along Rights. As soon as reasonably practicable after (but not before) the Registration Statement is declared effective under the Securities Act, and in any event within five (5) Business Days thereafter, each Stockholder shall take, or cause to be taken, all actions, and cooperate with other parties, to (i) approve the Mergers in writing as a “Sale of the Company” under Section 3 of the Voting Agreement, with such writing specifying that Section 3 of the Voting Agreement shall apply to the Mergers, and (ii) thereafter comply with all aspects of Section 3 of the Voting Agreement (as amended and/or waived pursuant to the foregoing clause (h)) with respect to the Mergers and the Transactions.

(j)    No Challenges; Waiver of Appraisal Rights. Each Stockholder shall not commence, join in, facilitate, assist or encourage, and shall take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against any of the SPAC Parties, Pubco, the Company, the Sponsor, any of their respective Affiliates or any of the respective Representatives (including directors, officers and employees) of the foregoing Persons, or any of the respective successors or assigns of any of the foregoing Persons, challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Transaction Agreement or any other Ancillary Agreement or alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Transaction Agreement or any Ancillary Agreement or the consummation of the Transactions. Each stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect), any rights of appraisal or rights to dissent from the Mergers or appraisal or dissenters’ rights that he, she or it may at any time have under applicable Laws, including Section 262 of the DGCL.

(k)    Termination of Affiliate Agreements and Certain Other Agreements. Each Stockholder, by this Agreement with respect to his, her or its Covered Shares, severally and not jointly, hereby agrees to take all action necessary to terminate, subject to and effective immediately prior to the Closing, (i) all Affiliate Agreements to which such Stockholder is party (including the Investment Agreements) other than those that are set forth on Section 4.24 of the Schedules (a redacted version of which, showing only the surviving Affiliate Agreements applicable to such Stockholder, has previously been reviewed by such Stockholder); and (ii) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company.

(l)    Update of Schedule 1. If any Stockholder acquires record or beneficial ownership of any Covered Shares following the date hereof (or becomes aware, following the date hereof, of its record or beneficial ownership of any Covered Shares as of the date hereof, which shares are not already set forth on Schedule 1), such Stockholder shall promptly notify the Company and SPAC in writing (email being sufficient), and Schedule 1 shall be updated to reflect such Stockholder’s ownership of such additional Covered Shares.

6.    Further Assurances. From time to time, at SPAC’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or reasonably requested to effect the actions and consummate the Transactions and the transactions contemplated hereby; provided, however that nothing herein shall require such Stockholder to make, seek or receive any filings, notifications, consents, determinations, authorizations, permits, approvals, licenses or the like, or provide any documentation or information to any regulatory or self-regulatory body having jurisdiction over the Company, Pubco, SPAC or such Stockholder other than information that is already included in this Agreement or is otherwise in the public domain.

7.    Disclosure. Such Stockholder hereby authorizes the Company, Pubco and SPAC to publish and disclose in any announcement or disclosure relating to the Transactions required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Authorities), such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement and, if deemed appropriate by SPAC, Pubco or the Company, a copy of this Agreement. Subject to Section 6 of this Agreement, each Stockholder will promptly provide any information reasonably requested in writing by SPAC, Pubco or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Transaction Agreement (including filings with the SEC).

8.    Changes in Capital Stock. In the event (a) of a stock split, stock dividend or distribution, or any change in Company Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any Company Stock or (c) the Stockholder acquires the right to vote or share in the voting of any Company Stock, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. To the extent that any provision hereof expressly applies after the Effective Time, any reference to “Covered Shares” in respect of such provision shall also include the Pubco Common Stock such Covered Shares converted into the right to receive pursuant to the Acquisition Merger.

9.    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SPAC, Pubco, the Company and each Stockholder charged with such amendment, modification or supplement.

10.    Waiver. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.

11.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) if delivered personally, when so delivered, (b) if delivered by email, when delivered if during normal business hours of the following Business Day if after normal business hours and, in either case, with confirmation of receipt or (c) if sent by a nationally recognized overnight courier service, such as Federal Express, or posted by registered or certified U.S. mail, return receipt requested and postage prepaid, when so delivered, and in any such case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11):

if to the Stockholder, to the address or email address set forth opposite such Stockholder’s name on Schedule 1, or in the absence of such address or email address being set forth on Schedule 1, the address (including email) set forth in the Company’s books and records, with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attn:    Justin Hamill; Chad Rolston

Email: Justin.Hamill@lw.com; Chad.Rolston@lw.com

if to Pubco prior to the Closing, and to the Company or to Pubco after the Closing, to it at:

Starry, Inc.

38 Chauncey Street, 2nd Floor

Boston, MA 02111

Attn:    Bill Lundregan, Chief Legal Officer

Email: wlundregan@starry.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attn:    Justin Hamill; Chad Rolston

Email: Justin.Hamill@lw.com; Chad.Rolston@lw.com

if to SPAC prior to the Closing, to it at:

FirstMark Horizon Acquisition Corp.

100 Fifth Ave., 3rd Floor

New York, NY 10011

Attn:    Eric Cheung

Email: eric@firstmarkcap.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn:    Michael Mies

Email: michael.mies@skadden.com

12.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of any Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of each Stockholder shall remain vested in and belong to such Stockholder, and SPAC shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies of the Company or exercise any power or authority to direct any Stockholder in the voting or disposition of any of such Stockholder’s Covered Shares, except as otherwise provided herein.

13.    Entire Agreement; Time of Effectiveness. This Agreement and the Transaction Agreement constitute the entire agreement and understanding, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

14.    No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of SPAC, Pubco and the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties, any rights or remedies hereunder, including the right to rely upon the representations, warranties and covenants set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the Persons expressly named as parties to this Agreement.

15.    Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws or statute of limitations of another jurisdiction.

(b)    Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each Party consents to the service of process in any such Action in the same manner as for giving notices under Section 11 or any other manner permitted by Law. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 15(b).

(c)    EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Stockholders, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of SPAC, Pubco and the Company or (b) be assigned by SPAC, Pubco or the Company, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the Company (in the case of an attempted assignment by SPAC) or SPAC (in the case of an attempted assignment by Pubco or the Company). Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

17.    Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, each Stockholder acknowledges that it has read the Trust Agreement, and understands that the Trust Account was established for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Each Stockholder further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of the SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, each Stockholder (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 17 shall survive the termination of this Agreement for any reason.

18.    Enforcement. The Parties agree that irreparable damage (for which monetary damages, even if available, would not be an adequate remedy) would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, an injunction or injunctions, or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Stockholder’s obligations under Section 1, without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated hereby and that, without such right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law.

19.    Severability. If any provision (or part thereof) of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the provisions (or parts thereof) of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

20.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

21.    Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections and Schedules are to Sections and Schedules of this Agreement, respectively, unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The term “or” is not exclusive.

22.    Capacity as a Stockholder or Proxy Holder. Notwithstanding anything herein to the contrary, each Stockholder is signing this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in any other capacity, and this Agreement shall not limit, prevent or otherwise affect the actions of such Stockholder or any Affiliate or Representative thereof, or any of their respective Affiliates, in his or her capacity, if applicable, as an officer or director of the Company (or any Subsidiary of the Company) or any other Person, including in the exercise of his or her fiduciary duties as a director or officer of the Company or any Subsidiary of the Company. No Stockholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement hereunder by any other Stockholder that is also a Party and each Stockholder shall solely be required to perform its obligations hereunder in its individual capacity.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

FIRSTMARK HORIZON ACQUISITION CORP.

By:	/s/ Amish Jani
Name:	Amish Jani
Title:	President

STARRY HOLDINGS, INC.

By:	/s/ William J. Lundregan
Name:	William J. Lundregan
Title:	President

STARRY, INC.

By:	/s/ Chaitanya Kanojia
Name:	Chaitanya Kanojia
Title:	President

[Signature Page to Company Holders Support Agreement]

IRON HORSE INVESTMENTS LLC

By:	/s/ Rick Grove
Name:	Rick Grove
Title:	COO of its Investment Manager

[Signature Page to Company Holders Support Agreement]

MERIDAN SMALL CAP GROWTH FUND

By:	/s/ Rick Grove
Name:	Rick Grove
Title:	COO of its Investment Manager

[Signature Page to Company Holders Support Agreement]

THB IRON ROSE LLC

By:	/s/ Rick Grove
Name:	Rick Grove
Title:	COO of its Investment Manager

[Signature Page to Company Holders Support Agreement]

MERIDAN GROWTH FUND

By:	/s/ Rick Grove
Name:	Rick Grove
Title:	COO of its Investment Manager

[Signature Page to Company Holders Support Agreement]

ARROWMARK FUNDAMENTAL OPPORTUNITY FUND LP

By:	/s/ Rick Grove
Name:	Rick Grove
Title:	COO of its Investment Manager

[Signature Page to Company Holders Support Agreement]

FIDELITY MT. VERNON STREET TRUST: FIDELITY GROWTH COMPANY FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY MT. VERNON STREET TRUST: FIDELITY SERIES GROWTH COMPANY FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY GROWTH COMPANY COMMINGLED POOL

By: Fidelity Management & Trust Co.

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY OTC COMMINGLED POOL

By: Fidelity Management & Trust Co.

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

[Signature Page to Company Holders Support Agreement]

FIDELITY SECURITIES FUND: FIDELITY OTC PORTFOLIO

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY SECURITIES FUND: FIDELITY BLUE CHIP GROWTH FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY BLUE CHIP GROWTH COMMINGLED POOL

By: Fidelity Management and Trust Co.

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIAM TARGET DATE BLUE CHIP GROWTH COMMINGLED POOL

By: Fidelity Institutional Asset Management Trust Company, as Trustee

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

[Signature Page to Company Holders Support Agreement]

FIDELITY SECURITIES FUND: FIDELITY BLUE CHIP GROWTH K6 FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY SECURITIES FUND: FIDELITY SECURITIES BLUE CHIP GROWTH FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY SECURITIES FUND: FIDELITY FLEX LARGE CAP GROWTH FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

VARIABLE INSURANCE PRODUCTS FUND III: GROWTH OPPORTUNITIES PORTFOLIO

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

[Signature Page to Company Holders Support Agreement]

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR SERIES GROWTH OPPORTUNITIES FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

FIDERLITY MT. VERNON STREET TRUST: FIDELITY GROWTH COMPANY K6 FUND

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Authorized Signatory

[Signature Page to Company Holders Support Agreement]

QSI, INC.

By:	/s/ Jayshree Desai
Name: Jayshree Desai
Title: Vice President

[Signature Page to Company Holders Support Agreement]

TIGER GLOBAL PRIVATE INVESTMENT PARTNERS IX, L.P.

By: Tiger Global PIP Performance IX, L.P. Its: General Partner

By: Tiger Global PIP Management IX, Ltd. Its: General Partner

By:	/s/ Steven Boyd
Name: Steven Boyd
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

FIRSTMARK CAPITAL OF I, L.P.

By: FIRSTMARK CAPITAL OF I GP, LLC
Its: General Partner

By:	/s/ Eric Cheung
Name: Eric Cheung
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

FIRSTMARK CAPITAL OF II, L.P. for itself and as nominee for FirstMark Capital of II-F, L.P.

By: FIRSTMARK CAPITAL OF II GP, LLC, its General Partner

By:	/s/ Eric Cheung
Name: Eric Cheung
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

FIRSTMARK CAPITAL OF III, L.P. for itself and as nominee for FirstMark Capital of II-F, L.P.

By: FIRSTMARK CAPITAL OF II GP, LLC, its General Partner

By:	/s/ Eric Cheung
Name: Eric Cheung
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

FIRSTMARK CAPITAL S1, L.P.

By: FIRSTMARK CAPITAL S1 GP, LLC, its General Partner

By:	/s/ Eric Cheung
Name: Eric Cheung
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

FIRSTMARK CAPITAL III, L.P.
for itself and as nominee for FirstMark Capital III Entrepeneurs Fund, L.P.

By: FIRSTMARK CAPITAL OF III GP, LLC, its General Partner

By:	/s/ Eric Cheung
Name: Eric Cheung
Title: General Counsel

[Signature Page to Company Holders Support Agreement]

David Cann

/s/ David Cann

[Signature Page to Company Holders Support Agreement]

JOE LIPOWSKI

/s/ Joe Lipowski

[Signature Page to Company Holders Support Agreement]

ALEX MOUELLE-BERTEAUX

/s/ Alex Mouelle-Berteaux

[Signature Page to Company Holders Support Agreement]

VIRGINIA LAM-ABRAMS

/s/ Virginia Lam-Abrams

[Signature Page to Company Holders Support Agreement]

Schedule 1

Covered Shares

Stockholder Name	Number of Shares of Company Voting Common Stock	Number of Shares of Company Nonvoting Common Stock	Number, and Class and Series, of Shares of Company Preferred Stock
Alex Moulle-Berteaux	7,700,000	0	0

ArrowMark Equity Opportunity Fund	0	0	Series D – 17,906 Series E1 – 6,677

ArrowMark Fundamental Opportunity Fund, L.P.	0	0	Series C – 1,084,599 Series D – 2,255,695 Series E1 – 1,001,683 Series E2 – 1,124,555

FirstMark Capital III, LP, for itself and as nominee for FirstMark Capital III Entrepreneurs Fund, LP	0	0	Seed – 37,878,790 Series A – 14,084,510

FirstMark Capital OF I LP	0	0	Series B – 13,863,216 Series C – 10,845,987

FirstMark Capital of II, L.P.	300,000	0	Series C – 10,845,987 Series D – 3,496,503

FirstMark Capital of III, L.P.	0	0	Series D – 1,853,750 Series E1 – 1,670,162 Series E2 – 2,249,110

FirstMark Capital S1, L.P.	0	0	Series D – 21,153,846

Iron Horse Investments, LP	0	0	Series C – 1,518,438 Series D – 2,040,050 Series E1 – 577,637 Series E2 – 462,941

J. David Cann	3,000,000	0	0

Joseph T. Lipowski	30,000,000	0	0

Mag & Co fbo Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund	0	0	Series D – 1,493,700 Series E1 – 4,395,224

Mag & Co fbo Fidelity Blue Chip Growth Commingled Pool	0	0	Series C – 193,651 Series D – 285,089 Series E3 – 130,211

Mag & Co fbo Fidelity Growth Company Commingled Pool	0	0	Series B – 3,085,553 Series C – 4,272,354 Series D – 10,960,142 Series E1 – 5,431,417 Series E3 – 4,549,748

Mag & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund	0	0	Series D – 1,344,355 Series E3 – 975,268

Mag & Co fbo Fidelity OTC Commingled Pool	0	0	Series B – 37,310

Stockholder Name	Number of Shares of Company Voting Common Stock	Number of Shares of Company Nonvoting Common Stock	Number, and Class and Series, of Shares of Company Preferred Stock
Mag & Co FBO Fidelity Securities Fund: Fidelity Blue Chip Growth Fund	0	0	Series C – 5,833,836 Series D – 6,810,656 Series E3 – 3,377,325

Meridian Growth Fund	0	0	Series C – 4,577,007 Series D – 1,283,217

Meridian Small Cap Growth Fund	0	0	Series C – 4,099,783 Series D – 1,164,336

Powhatan & Co, LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund	0	0	Series B – 9,869,159 Series C – 5,234,614 Series D – 10,743,446 Series E1 – 1,350,488 Series E3 – 4,422,051

Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund	0	0	Series D – 574,100 Series E1 – 2,971,163 Series E3 – 767,218

QSI, Inc.	0	0	Series E3 – 53,571,428

THB Iron Rose, LLC	0	0	Series C – 1,518,438 Series D – 1,398,601 Series E2 – 462,941

Tiger Global Private Investment Partners IX, LP	0	0	Series A – 43,116,200 Series B – 3,695,350 Series C – 39,926,790 Series D – 14,615,385 Series E2 – 3,733,647

Exhibit A

FORM OF

WRITTEN CONSENT

IN LIEU OF A

MEETING OF STOCKHOLDERS

OF

STARRY, INC.

[Attached.]

EXHIBIT A

WRITTEN CONSENT

IN LIEU OF A SPECIAL MEETING OF

THE STOCKHOLDERS OF

STARRY, INC.

Pursuant to the authority of Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and the bylaws of Starry, Inc., a Delaware corporation (the “Company”), the undersigned stockholders of the Company (the “Stockholders”) representing (i) the Requisite Percentage (as defined in the Charter (as defined below)), (ii) a majority of the outstanding shares of the Company’s Voting Common Stock, par value $0.001 per share (“Voting Common Stock”), and Preferred Stock (as defined in the Charter), voting together as a single class on as converted-basis, (iii) the Key Holders (as defined in the Voting Agreement (as defined below)), and (iv) a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, hereby consent to, authorize and adopt the following resolutions, with the same force and effect as if the undersigned were personally present at a special meeting of the stockholders of the Company and had voted for the same:

1.	Agreement and Plan of Merger

WHEREAS, the Board has approved, and the Company has entered into, that certain Agreement and Plan of Merger, dated October 6, 2021, by and among the Company, FirstMark Horizon Acquisition Corp., a Delaware corporation (“SPAC”), Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“Merger Sub”), and Starry Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”) (attached hereto as Annex A (the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, (i) on the SPAC Merger Closing Date, SPAC will merge with and into Pubco (the “SPAC Merger”), with Pubco surviving (Pubco, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Surviving Corporation”) and becoming the sole owner of Merger Sub, and (ii) on the Acquisition Merger Closing Date, Merger Sub will merge with and into the Company (the “Acquisition Merger” and, collectively with the SPAC Merger, the “Mergers”), with the Company surviving as a wholly owned subsidiary of the Surviving Corporation (the Company, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”);

WHEREAS, the Board has determined that the Merger Agreement and the other agreements, documents, instruments and certificates contemplated by the Merger Agreement or to be executed in connection with the consummation of the transactions contemplated by the Merger Agreement (collectively, the “Transaction Documents” and such transactions, collectively, the “Transactions”), are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Board has recommended to the stockholders of the Company that they adopt and approve the Merger Agreement and the Transaction Documents and approve the transactions contemplated thereby, including the Mergers; and

WHEREAS, the Stockholders deem it to be advisable, and fair to and in the best interests of the Company and the Stockholders that the Company consummate the transactions contemplated by the Merger Agreement and the Transaction Documents.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby declare the form, terms and provisions of the Merger Agreement, the Transaction Documents and the transactions contemplated thereby to be advisable and fair to, and in the best interests of the Company and the Stockholders.

RESOLVED FURTHER, that the Merger Agreement, be, and the same hereby is, in all respects adopted and approved by the Stockholders, and the Transaction Documents, the Transactions, and all agreements, documents and instruments as may be necessary or advisable to consummate the Transactions, and all other actions or matters necessary or advisable to give effect to the foregoing be, and the same hereby are, in all respects authorized, adopted and approved by the Stockholders.

2.	Pubco Charter and Pubco Bylaws

WHEREAS, in connection with the Mergers, prior to the Effective Time, Pubco will, (a) adopt the certificate of incorporation (the “Pubco Charter”) substantially in the form set forth on Annex B, which shall be the certificate of incorporation of Pubco upon the effectiveness of the Domestication and until thereafter amended in accordance with its terms and the DGCL and (b) adopt the bylaws (the “Pubco Bylaws”) substantially in the form set forth on Annex C, which shall be the bylaws of Pubco upon the effectiveness of the Transactions and until thereafter amended in accordance with their terms, the Pubco Charter and the DGCL; and

WHEREAS, the Common Stock to be issued to Stockholders by Pubco in connection with the Transactions shall be subject to the terms of the Pubco Charter and the Pubco Bylaws.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby consent to the adoption of the Pubco Charter and the Pubco Bylaws by Pubco and that the Pubco Charter and the Pubco Bylaws be, and hereby are, authorized, adopted and approved in all respects.

3.	Election to Convert to Preferred Stock

WHEREAS, Article FOURTH, Section (B)(5.1)(c) of the Charter provides that all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate, upon the occurrence of any event specified by the written consent of the Requisite Percentage (the time of such event, the “Mandatory Conversion Time”);

WHEREAS, the effective conversion rate for each share of Preferred Stock to Voting Common Stock is one-for-one as of the date hereof; and

WHEREAS, the Stockholders desire to cause each share of Preferred Stock to be automatically converted into shares of Voting Common Stock at the applicable conversion rate, conditioned upon the consummation of the Mergers, and effective as of immediately prior to the Effective Time.

NOW, THEREFORE, BE IT RESOLVED, that, contingent upon the consummation of the Mergers, effective as of immediately prior to the Effective Time, each share of Preferred Stock shall automatically be converted into one share of Voting Common Stock.

4.	Drag-Along Right

WHEREAS, pursuant to Section 3 of that certain Fifth Amended and Restated Voting Agreement, dated as of March 30, 2021, by and among the Company, the Investors, Key Holders and Other Holders (in each case, as defined therein) (the “Voting Agreement”), in the event that each of (a) Key Holders holding a majority of the outstanding shares of Voting Common Stock held by all Key Holders, and (b) the Preferred Stock Majority (as defined in the Voting Agreement), approve a “Sale of the Company” (as defined in the Voting Agreement) specifying that Section 3 of the Voting Agreement applies to such transaction, then, each Company stockholder party to the Voting Agreement shall, among other things, (1) vote, or cause to be voted, all shares of capital stock of the Company owned by such stockholder, or over which such stockholder exercises voting power, among other things, in favor of, and to adopt, such Sale of the Company, and in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company, and (2) to refrain from exercising any dissenters’ rights or rights of appraisal with respect to such Sale of the Company (the “Drag-Along”);

WHEREAS, in order for the Drag-Along to apply, Section 3.3 of the Voting Agreement requires that, among other things, each holder of each class or series of the Company’s capital stock receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock; and

WHEREAS, in connection with the Mergers, the Stockholders hereby acknowledge and agree that Chaitanya Kanojia will receive Pubco Class X Common Stock (“High-Vote Common Stock”), while other holders of Company Common Stock will receive Pubco Class A Common Stock (“Low-Vote Common Stock”).

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby consent to the treatment of the Transactions, including the Mergers, as a Deemed Liquidation Event pursuant to the terms of the Company Charter and determine that the Transactions, including the Mergers, constitute a Sale of the Company to which Section 3 of the Voting Agreement will apply and affirm that the Drag-Along shall be in effect, notwithstanding that Chaitanya Kanojia will receive High-Vote Common Stock while other holders of Company Common Stock will receive Low-Vote Common Stock in connection with the Mergers.

RESOLVED FURTHER, that the Voting Agreement is hereby deemed amended and/or waived in all respects to the extent necessary to permit Section 3 of the Voting Agreement to apply to, and the Drag-Along to be in effect with respect to, the Transactions, including the Mergers, notwithstanding the receipt of High-Vote Common Stock by Chaitanya Kanojia and Low-Vote Common Stock by other holders of Company Common Stock in connection therewith.

RESOLVED FURTHER, that to the extent any stockholder party to the Voting Agreement fails to take any action or refrains from taking any action required by the terms of Drag-Along, the Company shall hold such stockholder to be in breach of its obligations and the officers of the Company shall be authorized to take those actions they deem necessary or appropriate to enforce such stockholder’s compliance with the Drag-Along.

5.	Waiver Of Notice And Other Rights

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby irrevocably and unconditionally waive, and cause to be waived, on behalf of themselves and each of the other holders of capital stock of the Company, any and all rights to receive, and any and all obligations of the Company to send, notice (and any related notice periods) with respect to the Mergers, the Merger Agreement and the Transactions, and any other notice which the Company’s stockholders may be entitled to pursuant to the Company’s bylaws, any agreement among the Company and any or all of the stockholders of the Company or otherwise.

RESOLVED FURTHER, that, effective as of immediately prior to, and contingent upon, the Effective Time, the undersigned Stockholders hereby consent to the termination or waiver of any rights of first refusal, redemption rights and similar rights with respect to the Transactions.

6.	Waiver Of Appraisal Rights

WHEREAS, each of the undersigned Stockholders acknowledges the availability of appraisal rights under Section 262 of the DGCL in connection with the Mergers.

NOW, THEREFORE, BE IT RESOLVED, that each of the Stockholders, with respect only to himself, herself or itself, hereby irrevocably and unconditionally waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that such Stockholder may have in connection with the Mergers, including under Section 262 of the DGCL, and any waiting periods to which the undersigned otherwise would be entitled relating to appraisal or dissenter rights.

7.	Termination of Agreements

WHEREAS, in connection with the Mergers, it is in the best interests of the Company and the Stockholders to, contingent upon the Closing and to be effective no later than as of immediately prior to the Effective Time, terminate the agreements set forth on Schedule 6.04 to the Merger Agreement and attached as Annex D hereto (collectively, the “Terminated Agreements”), in each case, without any further liability or obligation to the Company or Pubco.

NOW, THEREFORE, BE IT RESOLVED, that, if and to the extent any of the undersigned Stockholders is a party to any of the Terminated Agreements, such Stockholder hereby agrees to the automatic termination of the Terminated Agreement(s) to which such Stockholder is party, without further action by any party thereto, with such termination to be contingent upon the Closing and to be effective no later than immediately prior to the Effective Time.

(Signature pages follow)

In accordance with the Bylaws, this Action by Written Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

By:
Name:
Title:
Dated:

SIGNATURE PAGE TO STARRY, INC.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

ANNEX F

Execution Version

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [                            ], is made and entered into by and among:

(i)    Starry Holdings, Inc., a Delaware corporation (the “Company”);

(ii)    FirstMark Horizon Acquisition Corp., a Delaware corporation (“FirstMark”);

(iii)    certain equityholders of FirstMark as set forth on Schedule A hereto (the “Sponsor Equityholders”); and

(iv)    certain equityholders of Starry, Inc., a Delaware corporation (“Legacy Starry”), as set forth on Schedule B hereto (collectively, the “Starry Equityholders” and, together with the Sponsor Equityholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, FirstMark and FirstMark Horizon Sponsor LLC, a Delaware limited liability company (“Sponsor”), are party to that certain Registration Rights Agreement, dated as of October 5, 2020, with each of the other individuals party thereto (the “Original RRA”);

WHEREAS, the Company, FirstMark and Legacy Starry are party to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among FirstMark, Sirius Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of FirstMark (“Merger Sub”), Legacy Starry and the Company, pursuant to which (i) FirstMark will merge with and into the Company, with the Company being the surviving entity (the “SPAC Merger”) and (ii) following consummation of the SPAC Merger, Merger Sub will merge with and into Legacy Starry, with Legacy Starry being the surviving entity and a wholly-owned subsidiary of the Company (the “Acquisition Merger” and together with the SPAC Merger, the “Mergers”);

WHEREAS, in connection with the consummation of the transactions described above (the “Transactions”), FirstMark, Sponsor and the other parties to the Original RRA desire to amend and restate the Original RRA in its entirety as set forth herein, and FirstMark and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after

F-1

consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, (a) any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person or (b) in the event that the specified Person is a natural Person, a member of the immediate family of such Person; provided, that (i) the Company and each of its subsidiaries shall be deemed not to be Affiliates of any Holder and (ii) “portfolio companies” (as such term is customarily used among institutional investors) in which any Holder or any of its Affiliates has an investment (whether as debt or equity) shall not be deemed an Affiliate of such Holder. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” means the board of directors of the Company.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the Class A common stock of the Company, par value $0.001 per share.

“Company” shall have the meaning given in the Recitals hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

F-2

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Legacy Starry Warrants” means all warrants to purchase shares of Legacy Starry common stock.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Mergers” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean, with respect to any Person, (i) any Affiliate, limited partner, member or stockholder of such Person, (ii) with respect to any Person that is an investment fund, vehicle or similar entity, (x) any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor and (y) any direct or indirect limited partner or investor in such investment fund, vehicle or similar entity or any direct or indirect limited partner or investor in any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor, (iii) in the case of any Person who is an individual, (w) by gift to an Immediate Family Member of such individual, (x) any successor by death or pursuant to any qualified domestic relations order, (y) any trust, partnership, limited liability company or similar entity solely for the benefit of such individual or such individual’s spouse or lineal descendants, provided that such individual acts as trustee, general partner or managing member and retains the sole power to direct the voting and disposition of the transferred Registrable Securities or (z) a nominee or custodian of a Person to whom a transfer would be permissible under this clause (iii), (iv) to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangement between such third parties (or their Affiliates or designees) and such Person and/or its Affiliates or any similar arrangement relating to a financing arrangement for the benefit of such Person and/or its Affiliates, and (v) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interests, pledge or other similar encumbrance of any such securities owned by such Person and/or its Affiliates to a nationally or internationally recognized financial institution in connection with a loan or such Person and/or its Affiliates.

F-3

“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and warrants to purchase shares of Common Stock held by a Holder immediately following the Closing (including shares of Common Stock distributable pursuant to the Merger Agreement and issuable upon the exchange or conversion of the Company’s Class B Common Stock), (b) any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing, (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

F-4

(F)    the fees and expenses of any special experts retained by the Company in connection with such registration; and

(G)    reasonable and documented fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering (not to exceed $50,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Starry Equityholders” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Equityholders” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

F-5

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. The Company shall file within 30 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.

2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3    Additional Registerable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Starry Equityholder or a Sponsor Equityholder that holds at least five (5.0%) percent of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Starry Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand.

2.1.4    Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any Starry Equityholder or Sponsor Equityholder (any of the Starry Equityholders or the Sponsor Equityholders being, in such case, a “Demanding Holder”) may request to

F-6

sell all or any portion of its Registrable Securities in an Underwritten Offering (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder (together with any other Demanding Holders and Holders requesting Piggyback Registration) with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Starry Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Starry Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Starry Equityholders, the Sponsor Equityholders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such

F-7

Underwritten Shelf Takedown; provided that, if a Starry Equityholder or a Sponsor Equityholder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Starry Equityholders or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or, (iv) for a dividend reinvestment plan, (v) for a rights offering, (vi) for a Block Trade, or (vii) for an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. Notwithstanding the foregoing, the Sponsor may not exercise its “piggyback” registration rights after seven (7) years from the pricing date of FirstMark’s initial public offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual

F-8

piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)    If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)    If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c)    If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

F-9

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder that participates in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4    Block Trades; Other Coordinated Offerings.

2.4.1    Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a two (2)-day or less marketing period (a “Block Trade”) or an otherwise coordinated registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with an anticipated offering price of either (x) at least $10 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters in order to facilitate preparation of the prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5    A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period.

F-10

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request and as permitted by law, including distribution of Registrable Securities to a Holder’s members, security holders or partners), and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4    prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be reasonably necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

F-11

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10    permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter or other financial institutions facilitating such Underwritten Offering, Block Trade or Other Coordinated Offering to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13    in the event of any Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

F-12

3.1.15    in accordance with customary practice, make available for inspection by representatives of any Underwriters and any counsel or accountant retained by such Underwriters all relevant financial and other records, pertinent corporate documents and properties of the Company and cause appropriate officers, managers, employees, outside counsel and accountants of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise, including through in-person meetings, but subject to customary privilege constraints;

3.1.16    if the Registration involves the Registration of Registrable Securities involving an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2    If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be

F-13

seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

3.4.3    (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than two occasions or for more than sixty (60) consecutive calendar days or more than one hundred and twenty (120) total calendar days, in each case during any twelve (12)-month period

3.4.5    Notwithstanding anything to the contrary set forth herein, the Company shall not provide any Holder with any material, nonpublic information regarding the Company other than to the extent that providing notice to such Holder hereunder constitutes material, nonpublic information regarding the Company.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, agents, partners, members, and each person who controls such Holder (within the meaning of the Securities Act) and any broker-dealer or underwriter acting on a Holder’s behalf against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material

F-14

fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably delayed or withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5    If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages,

F-15

liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company, to Starry, Inc., 38 Chauncey Street, 2nd Floor, Boston, MA 02111, Attention: wlundregan@starry.com, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2    Assignment; No Third Party Beneficiaries.

5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2    A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.

5.2.3    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

F-16

5.2.4    Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.02 shall be null and void, ab initio.

5.2.5    This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement, Section 4.1.1 and Section 5.2 hereof.

5.3    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5.5    Jurisdiction; Waiver of Jury Trial.

5.5.1    Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

5.5.2    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of (i) a Holder of at least five percent (5.0%) of the Registrable Securities, then the written consent of such Holder will also be required or (ii) the Sponsor Equityholders, so long as the Sponsor Equityholders and their affiliates hold, in the aggregate, at least fifty percent (50.0%) of the Registrable Securities held by such Sponsor Equityholders as of the date hereof, then the written consent of a majority-in-interest of the Sponsor Equityholders will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or

F-17

delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7    Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of FirstMark or Legacy Starry granted under any other agreement, including, but not limited to, the Original RRA, the Legacy Starry Warrants and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8    Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

F-18

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FIRSTMARK HORIZON ACQUISITION CORP.

By:
Name:
Title:

STARRY HOLDINGS, INC.

By:
Name:
Title:

HOLDERS:

[●]

By:
Name:
Title:

F-19

Schedule A

Sponsor Equityholders

[To be updated]

F-20

Schedule B

Starry Equityholders

[To be updated]

F-21

ANNEX G

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 6, 2021, by and between FirstMark Horizon Acquisition Corp., a Delaware corporation (the “Company”), Starry Holdings, Inc., a Delaware corporation (“Holdings”) and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company and Starry, Inc., a Delaware corporation (“Target”), are, together with the other parties thereto, entering into a definitive Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (i) the Company will merge with and into Holdings (the “SPAC Merger”), with Holdings surviving the SPAC Merger, and (ii) following consummation of the SPAC Merger, a wholly owned subsidiary of the Company will merge with and into Target (the “Acquisition Merger”), with Target surviving the Acquisition Merger as a wholly-owned subsidiary of Holdings;

WHEREAS, references herein to the “Company” shall refer to FirstMark Horizon Acquisition Corp. for all periods prior to completion of the SPAC Merger and to Holdings (as the surviving corporation in the SPAC Merger) for all periods after completion of the SPAC Merger;

WHEREAS, in connection with the Transactions, and prior to the Closing, Subscriber desires to subscribe for and purchase from the Company that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into (i) subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), severally and not jointly, in a form substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to purchase, inclusive of the Subscribed Shares, an aggregate amount of up to 10.9 million Class A Common Shares on the closing date of the Transactions (the “Closing Date”) and (ii) subscription agreements (the “Note Subscription Agreements”) with certain other investors pursuant to which such investors, severally and not jointly, have agreed to purchase on the Closing Date, senior secured convertible notes issued by the Company, in an aggregate principal amount of $150 million, that are convertible into Class A Common Shares at a conversion price of $12.00 per Class A Common Share (the “Convertible Notes”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date, following the SPAC Merger and immediately prior to or substantially concurrently with the consummation of the Acquisition Merger.

(b) At least five (5) Business Days before the anticipated Closing Date, the Company shall (or shall cause Holdings to) deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to Holdings. No later than two (2) Business Days prior to the anticipated Closing Date, Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice, such funds to be held in escrow by the Company, Holdings or a third-party escrow provider selected by the Company until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for Holdings to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically and without further action by Holdings or Subscriber and (2) Holdings shall deliver to Subscriber (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee or custodian, as applicable, in accordance with its delivery instructions), and (B) as promptly as practicable (but not more than 24 hours after the Closing), a copy of the records of Holdings’ transfer agent showing Subscriber (or such nominee or custodian, as applicable) as the owner of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, for any Subscriber that informs the Company and Holdings, (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: such Subscriber shall deliver on the Closing Date, and following the consummation of the SPAC Merger, the Purchase Price by wire transfer of United States dollars in immediately available funds to the account(s) specified by Holdings in the Closing Notice (which account shall not be an escrow account) against delivery of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of the Subscriber (or its nominee in accordance with its delivery instructions) and provide evidence from Holdings’ transfer agent of the issuance of the Subscribed Shares on and as of the Closing Date (it being understood that such evidence must be received prior to the Subscriber funding the Purchase Price on the Closing Date). In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Company and Subscriber, the Company or Holdings, as applicable, shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) cause the return of the funds so delivered by Subscriber by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds following the Company’s delivery to Subscriber of a new Closing Notice in accordance with the terms thereof and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized by law to close in New York, New York; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter-in-place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

(c) The Closing shall be subject to the satisfaction, or waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

no suspension of the qualification of the offering or sale or trading of the Class A Common Shares shall have been initiated or, to the Company’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) and be continuing, and the Subscribed Shares shall have been approved for listing on the New York Stock Exchange (“NYSE”) or Nasdaq, subject to official notice of issuance;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and following the consummation of the SPAC Merger, the closing of the additional Transactions shall occur substantially concurrently with or immediately following the Closing; and

(iii)

no court or applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such court or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) In addition to the conditions set forth in Section 2(c), the obligation of the Company to consummate the Closing shall be subject to the satisfaction or waiver by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)

Subscriber shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date);

(ii)

the Company shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii)

the Transaction Agreement (as it exists on the date of this Subscription Agreement) shall not have been amended, modified or waived by the Company in a manner that would reasonably be expected to materially adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent; and

(iv)	the closing of the offering of the Convertible Notes substantially on the terms of the Note Subscription Agreements shall occur substantially concurrently with the Closing.

(f) Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested by the Company in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agent (as defined below), as of the date of this Subscription Agreement and as of the Closing, that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect which (1) would have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (after giving effect to the transactions hereunder and under the Transaction Agreement), or (2) materially affects the validity of the Subscribed Shares or prevents or materially impairs the ability of the Company to timely perform its obligations under this Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Subscribed Shares.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date), by any contract to which the Company is a party or by which it is bound, or the laws of the State of Delaware.

(c) This Subscription Agreement, the Other Subscription Agreements, the Note Subscription Agreements and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the respective counterparties, the Transaction Documents constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution, delivery and performance of the Transaction Documents, the issuance and sale of the Subscribed Shares and the Convertible Notes, and the compliance by the Company with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated in any of them will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, in each case, that would reasonably be expected to have a Company Material Adverse Effect; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, or any of its properties that would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including NYSE or Nasdaq, as applicable) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) those required by the SEC or the NYSE or Nasdaq, as applicable, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

(f) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Subscribed Shares to Subscriber and the Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(g) The Subscribed Shares are not, and following the consummation of the Transactions and the Closing hereunder will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the Subscriber to pledge, sell, assign or otherwise transfer the Subscribed Shares under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in paragraph 4(e) of this Subscription Agreement with respect to the status of the Subscribed Shares as “restricted securities”.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

(i) The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable. Except for Goldman Sachs & Co. LLC (“Goldman Sachs” or, the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(j) As of their respective dates, all forms, reports, statements, schedules, prospectuses, proxies, registration statements and other documents required to be filed by the Company with the SEC (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that notwithstanding anything to the contrary in this Section 3(j), no representation or warranty is made under this Section 3(j) as to the accounting treatment of the Company’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the accounting treatment of such warrants as equity rather than liabilities in the Company’s financial statements. The financial statements of the Company included in the SEC Reports were prepared in accordance with generally accepted accounting principles in the United States, consistently applied, comply in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company, as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of certain footnotes and other presentation items. Except as disclosed in the SEC Reports, the Company timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the SEC since inception. A copy of each SEC Report is available to Subscriber via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(k) As of the date hereof, the issued and outstanding Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on the NYSE under the symbol “FMAC.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the NYSE or the SEC, respectively, to prohibit or terminate the listing of the Class A Common Shares on the NYSE or to deregister such shares under the Exchange Act, excluding, for purposes of clarity, the customary ongoing review by the NYSE of the Company’s continued listing application in connection with the Transactions. The Company has not taken any action that is designed to terminate the registration of the Class A Common Shares under the Exchange Act or the listing of the Class A Common Shares on the NYSE, and is in compliance in all material respects with the continued listing requirement of the NYSE, except the Company may delist Class A Common Shares from NYSE in connection with submitting a listing application to Nasdaq, in accordance with Nasdaq rules, covering the shares of Class A Common Shares.

(l) Other than the Other Subscription Agreements, the Note Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, the Company has not entered into any side letter or similar agreement or understanding with any Other Subscriber or any affiliate thereof or any other investor in connection with such Other Subscriber’s (considered with any such affiliate) or investor’s direct or indirect investment in the Company (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of the Company by existing securityholders of the Company, which may be effectuated as a forfeiture to the Company and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). Each Other Subscription Agreement reflects the same Per Share Price as this Subscription Agreement, and no Other Subscription Agreement includes terms and conditions (economic or otherwise) that are more advantageous in any material respect to any such Other Subscriber than Subscriber hereunder, other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Class A Common Shares. The Other Subscription Agreements have not been and will not, without the prior written consent of the Subscriber, be amended or modified in any material respect following the date of this Subscription Agreement. The Company and its affiliates shall not release any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement from any of its material obligations thereunder or any other agreements (including side letters or similar agreements or understandings in respect thereof) with any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement unless it offers a similar release to the Subscriber with respect to any similar obligations it has hereunder.

(m) Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

(n) The Company is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental entity alleging that it is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(o) (i) The Company, and, to the knowledge of the Company, the officers, directors, employees, and agents of the Company, in each case, acting on behalf of the Company, have been in compliance in all material respects with all applicable Anti-Corruption Laws (as herein defined), (ii) the Company has not been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (iii) the Company has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) the Company has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(p) The Company is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”) and (ii) 520,000,000 shares of common stock, including (1) 500,000,000 shares of Class A Common Shares, and (2) 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Shares”). As of the date of this Subscription Agreement, (i) no shares of Company Preferred Stock are issued and outstanding, (ii) 41,400,000 Class A Common Shares are issued and outstanding, (iii) 10,350,000 shares of Class B Common Shares are issued and outstanding, (iv) 13,800,000 redeemable warrants of the Company and 6,853,333 private placement warrants of the Company are outstanding and (v) $1.5 million of loans are outstanding that may be converted into warrants of the Company. As of the date of this Subscription Agreement, all (i) issued and outstanding shares of Class A Common Shares and Class B Common Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants of the Company have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Upon consummation of the Transactions, the authorized capital stock of the Company will consist of (I) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which will be issued or outstanding; and (II) 800,000,000 Class A Common Shares and 50,000,000 shares of Class X common stock, par value $0.001 per share (the “Class X Common Stock” and, together with the Class A Common Shares, the “Common Stock”). Except as set forth above and pursuant to the Other Subscription Agreements, the Note Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to in the Transaction Agreement, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Common Shares, Class A Common Shares or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, as applicable, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the Class A Common Shares to be issued pursuant to the Other Subscription Agreements or upon conversion of the Convertible Notes, that have not been or will not be validly waived on or prior to the Closing Date, including such provisions in the shares of Class B Common Shares pursuant to the terms of the Company’s organizational documents (as amended as of the Closing Date).

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and the Placement Agent that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or institutional accredited investor (as the case may be) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Annex A). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the investors are institutional accredited investors, and is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Accordingly, Subscriber understands that the purchase of the Subscribed Shares meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(e) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement, and Subscriber hereby represents and warrants that it is relying exclusively on Subscriber’s own sources of information, investment analysis and due diligence (including professional advice such Subscriber deems appropriate) with respect to this offering of the Subscribed Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and Target, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that it has been informed that no disclosure or offering document has been prepared by the Placement Agent or any of its affiliates in connection with the offer and sale of the Subscribed Shares. In connection with the issuance and sale of the Subscribed Shares, the Placement Agent has not acted as a financial advisor or fiduciary to the Subscriber. Neither the Placement Agent nor any of its directors, officers, employees, representatives or controlling persons has made any independent investigation with respect to the Company, the Subscribed Shares or the completeness or accuracy of any information provided to Subscriber. Subscriber agrees that neither the Placement Agent, nor any of its affiliates or any of its or its affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations and warranties in Section 3. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that neither the Placement Agent, nor any affiliate of the Placement Agent, has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Neither the Placement Agent nor any of its affiliates has made or makes any representation as to the Company or the quality or value of the Subscribed Shares, and the Placement Agent and any of its affiliates may have acquired nonpublic information with respect to the Company which Subscriber agrees, subject to applicable law, need not be provided to it.

(h) Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Subscribed Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(i) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, the Target or their respective representatives or affiliates, or by means of contact from the Placement Agent, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges and agrees that none of the Company or any of its affiliates has provided any tax advice to Subscriber or made any representations or warranties or guarantees to Subscriber regarding the tax treatment of its investment in the Subscribed Shares.

(k) Subscriber has analyzed and considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations and (4) Her Majesty’s Treasury.

(n) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(o) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transactions Parties”) as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(p) Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

(q) Subscriber acknowledges and is aware that (i) the Placement Agent is acting as the Company’s placement agent, (ii) the Placement Agent is serving as financial advisor to Target in connection with the Transactions, and (iii) the Company is an affiliate of FirstMark Capital (“FirstMark Capital”) and one or more affiliates of FirstMark Capital own approximately 24% of the fully diluted equity of the Company and approximately 15% of the fully diluted equity of Target. Subscriber understands and acknowledges that (1) Goldman Sachs’s role as financial advisor to Target may give rise to potential conflicts of interest or the appearance thereof, and (2) the Company’s relationship with FirstMark Capital or any of FirstMark Capital’s affiliates or affiliated funds may give rise to potential conflicts of interest or the appearance thereof.

Section 5. Registration of Subscribed Shares.

(a) The Company agrees that the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”) no later than fifteen (15) Business Days after the Closing Date, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the Commission reviews and has written comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to Subscriber for review at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such Subscribed Shares not included in the Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, at its expense, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, and to keep the applicable Registration Statement supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available for the resale of the Subscribed Shares and ensure that the applicable Registration Statement or any subsequent shelf registration statement is free of any material misstatements or omissions, until the earlier of (i) three (3) years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation, including as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). Subject to receipt from the Subscriber by the Company and the Company’s transfer agent of customary representations and other documentation reasonably acceptable to the Company in connection therewith, the Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares and the Company will, if required by the Company’s transfer agent, use its commercially reasonable efforts cause an opinion of the Company’s counsel be provided, in a form reasonably acceptable to the Company’s transfer agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as the Subscribed Shares (1) are subject to or have been or may be sold or transferred pursuant to an effective registration statement, (2) have been or may be sold pursuant to Rule 144, or (3) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares, or another exemption from registration. If restrictive legends are no longer required for the Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within five (5) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Company’s transfer agent irrevocable instructions to make a new, unlegended entry in book-entry form or by electronic delivery through The Depository Trust Company for such Subscribed Shares. The Company shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such issuance. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Company to the public without registration are available to holders of the Company’s common stock, the Company shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Subscribed Shares under Rule 144 for so long as Subscriber holds any Subscribed Shares; and furnish to Subscriber, promptly upon Subscriber’s reasonable request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration. “Subscribed Shares” shall be deemed to include, as of any date of determination, any equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event. “Holder” shall mean Subscriber or any affiliate of Subscriber or other person to whom the rights under this Section 5 shall have been assigned. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder; provided, however, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that, in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Company’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or if the Commission issues any stop order suspending the effectiveness of any Registration Statement or indicates the intention to initiate any proceedings for such purpose (each such circumstance, a “Suspension Event”); provided, that, (x) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty five (45) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(b) Upon receipt of any written notice from the Company (which notice shall not contain any material nonpublic information regarding the Company) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company, or in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (x) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(c) The Company shall advise Subscriber within two (2) Business Days:

(i)	when a Registration Statement or any amendment thereto has been filed with the Commission, and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)

of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)

subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Company.

(d) The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(e) Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f) The Company shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Company’s common stock has been listed.

(g) The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby.

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, or become incapable of being satisfied on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, or (d) July 6, 2022, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 6, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) following the Termination Event be returned to Subscriber.

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that as described in the Company’s prospectus relating to its initial public offering dated October 5, 2020, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and the underwriters of the IPO. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), arising out of this Subscription Agreement regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Subscription Agreement and (c) agrees it will not seek recourse against the Trust Account with respect to any Released Claims; provided, however, that nothing in this Section 7 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (z) be deemed to limit the Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of shares of Class A Common Shares acquired by any means. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives or affiliates, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives or affiliates, Subscriber hereby acknowledges and agrees that Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

Section 8. Indemnity.

(a) The Company agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, officers, partners, managers, members, employees, advisers and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, except insofar as any such untrue statements, alleged untrue statements, omissions or alleged omissions are caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Company, its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(c) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (not to be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, subject to Section 8, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(e) by any seller of Subscribed Shares shall be limited in amount to the dollar amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

Section 9. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient (with no mail undeliverable or other rejection notice), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) Subscriber acknowledges that (i) the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in Section 4 of this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Each of the Company and Subscriber further acknowledge and agree that the Placement Agent is a third party beneficiary of the representations and warranties of the Company and Subscriber contained in Section 3 and Section 4, respectively, of this Subscription Agreement.

(c) Each of the Company, the Placement Agent and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign all or any portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber, or, with the Company’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless expressly agreed to in writing by the Company.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested provided that the Company agrees to keep any such information provided by Subscriber confidential. Subscriber acknowledges that subject to the conditions set forth in Section 9(s), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a report of the Company, or a registration statement or proxy statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 8, Section 9(b), Section 9(c), Section 9(e), and this Section 9(j), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(m) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(n) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in.pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(o) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(p) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(q) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(r) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(s) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Note Subscription Agreements, the Transactions and any other material, nonpublic information regarding the Transactions, the Company, or Target that the Company provided to the Subscriber prior to the date hereof. Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from the Company or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agent, or any of their respective affiliates in connection with the Transactions. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, investor presentations or marketing materials, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except as required by the federal securities law, regulatory agency or under the regulations of NYSE or Nasdaq, as applicable, in which case the Company shall provide Subscriber with prior written notice of such disclosure permitted hereunder. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any required regulatory application or filing to be made or required regulatory approval sought in connection with the Transactions (including filings with the Commission). The Subscriber may disclose the name of the Company, Target, and/or any other parties associated with the Subscription or Transactions and the terms of this Subscription Agreement, as required by federal securities laws and regulations, any regulatory agency, or under the regulations of NYSE or Nasdaq, as applicable, or otherwise to the extent consistent with the Subscriber’s public filings and disclosures regarding similar transactions.

(t) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription

Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(u) Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act of the Subscribed Shares until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 9(u) shall not apply to any sale (including the exercise of any redemption right) of securities of the Company (i) held by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (1) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales and (2) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 9(u) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(v) If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of the Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of the Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of the Subscriber or any affiliate thereof individually but are binding only upon the Subscriber or any affiliate thereof and its assets and property.

(Signature pages follow)

IN WITNESS WHEREOF, each of the Company, Holdings and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

FIRSTMARK HORIZON ACQUISITION CORP.

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

with a copy (not to constitute notice) to:

ATTN:
EMAIL:

[Signature Page to Subscription Agreement]

STARRY HOLDINGS, INC.

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

with a copy (not to constitute notice) to:

ATTN:
EMAIL:

[Signature Page to Subscription Agreement]

SUBSCRIBER:

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

OR

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a))(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

ANNEX H

FORM OF SERIES Z SUBSCRIPTION AGREEMENT

This SERIES Z SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 6, 2021, by and between Starry, Inc., a Delaware corporation (“Starry”), and each of the undersigned subscribers (each, a “Subscriber” and, collectively, the “Subscribers”).

WHEREAS, on October 6, 2021, concurrently with the execution of this Subscription Agreement, FirstMark Horizon Acquisition Corp., a Delaware corporation (“SPAC”) and Starry are, together with the other parties thereto, entering into a definitive Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (i) SPAC will merge with and into Starry Holdings, Inc., a Delaware corporation (“Holdings”) (the “SPAC Merger”), with Holdings surviving the SPAC Merger, and (ii) following consummation of the SPAC Merger, a wholly owned subsidiary of SPAC will merge with and into Starry (the “Acquisition Merger”), with Starry surviving the Acquisition Merger as a wholly-owned subsidiary of Holdings;

WHEREAS, references herein to the “SPAC” shall refer to FirstMark Horizon Acquisition Corp. for all periods prior to completion of the SPAC Merger and to Holdings (as the surviving corporation in the SPAC Merger) for all periods after completion of the SPAC Merger; and

WHEREAS, in connection with the Transactions, and prior to the Closing, each of the Subscribers desires to subscribe for and purchase from Starry that number of shares of the Starry’s Series Z preferred stock, par value $0.001 per share (the “Series Z Preferred Shares”), set forth on such Subscriber’s signature page hereto (such Subscriber’s “Subscribed Preferred Shares”), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Preferred Shares being referred to herein as the “Purchase Price”), and Starry desires to issue and sell to each Subscriber its Subscribed Preferred Shares in consideration of the payment of the Purchase Price by or on behalf of such Subscriber to Starry.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), each Subscriber hereby agrees to subscribe for and purchase, and Starry hereby agrees to issue and sell to each Subscriber, upon the payment of the Purchase Price, such Subscriber’s Subscribed Preferred Shares (such subscription and issuance, each Subscriber’s “Subscription” and, collectively, the “Subscriptions”).

Section 2. Closing.

(a) The consummation of the Subscriptions contemplated hereby (the “Closing”) shall occur on the closing date of the Acquisition Merger (the “Closing Date”), following the SPAC Merger and immediately prior to or substantially concurrently with the consummation of the Acquisition Merger.

(b) At least five (5) Business Days before the anticipated Closing Date, Starry shall deliver written notice to the Subscribers (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to Starry. No later than two (2) Business Days prior to the anticipated Closing Date, each Subscriber shall deliver its portion of the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by Starry in the Closing Notice, such funds to be held in escrow by Starry or a third-party escrow provider selected by Starry until the Closing, and deliver to Starry such information as is reasonably requested in the Closing Notice in order for Starry to issue each Subscriber’s Subscribed Preferred Shares to such Subscriber, including, without limitation, the legal name of the person in whose name such Subscribed Preferred Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically and without further action by Starry or either Subscriber and (2) Starry shall deliver to each Subscriber such Subscriber’s Subscribed Preferred Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of such Subscriber (or its nominee or custodian, as applicable, in accordance with its delivery instructions). In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by Starry and the Subscribers, Starry shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) cause the return of the funds so delivered by such Subscriber to Starry by wire transfer in immediately available funds to the account specified by such Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, each Subscriber shall remain obligated (A) to redeliver funds to be held in escrow by Starry or such third-party escrow provider following Starry’s delivery to the Subscribers of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized by law to close in New York, New York; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter-in-place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

(c) The Closing shall be subject to the satisfaction, or waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and following the consummation of the SPAC Merger, the closing of the additional Transactions shall occur substantially concurrently with or immediately following the Closing; and

(ii)

no court or applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such court or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) In addition to the conditions set forth in Section 2(c), the obligation of Starry to consummate the Closing shall be subject to the satisfaction or waiver by Starry of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of each Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)

Each Subscriber shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) In addition to the conditions set forth in Section 2(c), the obligation of each Subscriber to consummate the Closing shall be subject to the satisfaction or waiver in writing by the Subscribers of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Starry contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Starry Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to Starry Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date);

(ii)

Starry shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

Starry shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Closing an amended and restated certificate of incorporation of Starry, that shall include (in form and substance reasonably satisfactory to the Subscribers) the terms and conditions of the Series Z Preferred Stock set forth in Annex B to this Subscription Agreement (the “Restated Certificate”).

(f) Prior to or at the Closing, each Subscriber shall deliver all such other information as is reasonably requested by Starry in order for Starry to issue Subscribed Preferred Shares to such Subscriber.

Section 3. Starry Representations and Warranties. Starry represents and warrants to each Subscriber that:

(a) Starry (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Starry Material Adverse Effect. For purposes of this Subscription Agreement, a “Starry Material Adverse Effect” means an event, change, development, occurrence, condition or effect which (1) would have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of Starry and its subsidiaries, taken as a whole (after giving effect to the transactions hereunder and under the Transaction Agreement), or (2) materially affects the validity of the Subscribed Preferred Shares or prevents or materially impairs the ability of Starry to timely perform its obligations under this Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Subscribed Preferred Shares.

(b) As of the Closing Date, each Subscriber’s Subscribed Preferred Shares will be duly authorized and, when issued and delivered to each Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under Starry’s organizational documents (as adopted on or prior to the Closing Date), by any contract to which Starry is a party or by which it is bound, or the laws of the State of Delaware.

(c) This Subscription Agreement and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by Starry, and assuming the due authorization, execution and delivery of the same by the respective counterparties, the Transaction Documents constitute the valid and legally binding obligation of Starry, enforceable against Starry in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution, delivery and performance of the Transaction Documents, the issuance and sale of the Subscribed Preferred Shares, and the compliance by Starry with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated in any of them will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Starry pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Starry is a party or by which Starry is bound or to which any of the property or assets of Starry is subject, in each case, that would reasonably be expected to have a Starry Material Adverse Effect; (ii) the organizational documents of Starry; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over Starry, or any of its properties that would reasonably be expected to have a Starry Material Adverse Effect. Starry has obtained valid waivers of any rights by other parties to purchase any of the Subscribed Preferred Shares covered by this Subscription Agreement.

(e) Assuming the accuracy of the representations and warranties of each Subscriber set forth in Section 4 of this Subscription Agreement, Starry is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Preferred Shares), other than (i) filings required by applicable state securities laws, (ii) those required by the SEC or the NYSE or Nasdaq, as applicable, including with respect to obtaining stockholder approval, (iii) those required to consummate the Transactions as provided under the Transaction Agreement, (iv) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (v) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not reasonably be expected to have a Starry Material Adverse Effect.

(f) Assuming the accuracy of each Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of such Subscriber’s Subscribed Preferred Shares by Starry to such Subscriber and the Subscribed Preferred Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(g) The Subscribed Preferred Shares are not, and following the consummation of the Transactions and the Closing hereunder will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of a Subscriber to pledge, sell, assign or otherwise transfer the Subscribed Preferred Shares under any organizational document, policy or agreement of, by or with Starry, but excluding the restrictions on transfer described in paragraph 4(e) of this Subscription Agreement with respect to the status of the Subscribed Preferred Shares as “restricted securities”.

(h) Neither Starry nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Preferred Shares.

(i) Starry has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which either Subscriber could become liable. No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Preferred Shares to the Subscribers.

(j) Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Starry Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Starry, threatened against Starry or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Starry.

(k) Starry is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Starry Material Adverse Effect. Starry has not received any written communication from a governmental entity alleging that it is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Starry Material Adverse Effect.

(l) (i) Starry, and, to the knowledge of Starry, the officers, directors, employees, and agents of Starry, in each case, acting on behalf of Starry, have been in compliance in all material respects with all applicable Anti-Corruption Laws (as herein defined), (ii) Starry has not been convicted of violating any Anti-Corruption Laws or, to the knowledge of Starry, subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (iii) Starry has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) Starry has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(m) Starry is not, and immediately after receipt of payment for the Subscribed Preferred Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n) As of the date of this Subscription Agreement, the authorized capital stock of Starry consists of (collectively, the “Starry Capital Stock”): (i) 700,000,000 shares of voting common stock, 190,012,330 of which are issued and outstanding, (ii) 115,000,000 shares of nonvoting common stock, of which 10,880,190 are issued and outstanding, (iii) 53,030,270 shares of Series Seed Preferred Stock, 53,030,260 of which are issued and outstanding, (iv) 91,549,300 shares of Series A Preferred Stock, 91,549,300 of which are issued and outstanding, (v) 55,452,865 shares of Series B Preferred Stock, 55,452,865 of which are issued and outstanding, (vi) 108,459,871 shares of Series C Preferred Stock, 108,459,871 of which are issued and outstanding, (vii) 87,412,587 shares of Series D Preferred Stock, 87,412,587 of which are issued and outstanding, (viii) 22,204,490 shares of Series E-1 Preferred Stock, 22,204,490 of which are issued and outstanding, (ix) 8,232,627 shares of Series E-2 Preferred Stock, 8,232,627 of which are issued and outstanding, (x) 74,404,760 shares of Series E-3 Preferred Stock, 71,428,570 of which are issued and outstanding, (xi) 45,914,213 shares of Starry common stock were reserved for issuance upon the exercise of outstanding Starry stock options, (xii) 4,449,250 shares of Starry common stock were reserved for issuance under Starry restricted stock units and (xiii) none of the outstanding shares of Starry common stock are restricted shares that have not vested in full, and no Starry stock options are eligible for early exercise. All of the issued and outstanding shares of Starry Capital Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were issued in compliance in all material respects with applicable securities laws, (C) were not issued in breach or violation of any preemptive rights or contract, and (D) are fully vested. When issued, the Subscribed Preferred Shares will (A) have been duly authorized and validly issued and be fully paid and nonassessable, (B) have been issued in compliance in all material respects with applicable securities laws, (C) not have been issued in breach or violation of any preemptive rights or contract, and (D) be fully vested.

Section 4. Subscriber Representations and Warranties. Each Subscriber represents and warrants (separately and not jointly and as to itself only) to Starry that:

(a) Such Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by such Subscriber, and assuming the due authorization, execution and delivery of the same by Starry, this Subscription Agreement constitutes the valid and legally binding obligation of such Subscriber, enforceable against such Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of such Subscriber’s Subscribed Preferred Shares and the compliance by such Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Subscriber is a party or by which such Subscriber is bound or to which any of the property or assets of such Subscriber is subject; (ii) the organizational documents of such Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to such Subscriber that would reasonably be expected to have a material adverse effect on such Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of such Subscriber’s Subscribed Preferred Shares.

(d) Such Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on such Subscriber’s completed Annex A, (ii) is acquiring such Subscriber’s Subscribed Preferred Shares only for its own account and not for the account of others, or if such Subscriber is subscribing for its Subscribed Preferred Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or institutional accredited investor (as the case may be) and such Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring such Subscriber’s Subscribed Preferred Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Annex A). Such Subscriber is not an entity formed for the specific purpose of acquiring Subscribed Preferred Shares, unless such newly formed entity is an entity in which all of the investors are institutional accredited investors, and is an “institutional account” as defined by FINRA Rule 4512(c). Such Subscriber is a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Accordingly, such Subscriber understands that the purchase of its Subscribed Preferred Shares meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(e) Such Subscriber understands that the Subscribed Preferred Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Preferred Shares have not been registered under the Securities Act. Such Subscriber understands that the Subscribed Preferred Shares may not be offered, resold, transferred, pledged or otherwise disposed of by such Subscriber absent an effective registration statement under the Securities Act, except (i) to Starry or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, such Subscriber may not be able to readily resell its Subscribed Preferred Shares and may be required to bear the financial risk of an investment in Subscribed Preferred Shares for an indefinite period of time. Subscriber acknowledges and agrees that such Subscriber’s Subscribed Preferred Shares and the shares of Holdings Class A common stock, par value $0.0001 per share (the “Holdings Class A Common Stock”) issued in exchange for such Subscriber’s Subscribed Preferred Shares in the Transactions will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date. Such Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Preferred Shares or the shares of Holdings Class A Common Stock.

(f) Such Subscriber understands and agrees that such Subscriber is purchasing such Subscriber’s Subscribed Preferred Shares directly from Starry. Such Subscriber further acknowledges that there have not been, and such Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Subscriber by the Company, Starry or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Starry expressly set forth in this Subscription Agreement, and such Subscriber hereby represents and warrants that it is relying exclusively on Subscriber’s own sources of information, investment analysis and due diligence (including professional advice such Subscriber deems appropriate) with respect to this offering of the Subscribed Preferred Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC and Starry, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Such Subscriber acknowledges that certain information provided to such Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) In making its decision to purchase the Subscribed Preferred Shares, such Subscriber has relied solely upon independent investigation made by such Subscriber and Starry’s representations and warranties in Section 3. Such Subscriber acknowledges and agrees that such Subscriber has received such information as such Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Preferred Shares, including with respect to Starry, SPAC and their respective subsidiaries and the Transactions. Such Subscriber represents and agrees that such Subscriber and its professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Preferred Shares.

(h) Such Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Subscribed Preferred Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(i) Such Subscriber became aware of this offering of the Subscribed Preferred Shares solely by means of direct contact between such Subscriber and Starry, SPAC or their respective representatives or affiliates, and the Subscribed Preferred Shares were offered to such Subscriber solely by direct contact between such Subscriber and Starry, or their respective representatives or affiliates. Such Subscriber did not become aware of this offering of the Subscribed Preferred Shares, nor were the Subscribed Preferred Shares offered to such Subscriber, by any other means. Such Subscriber acknowledges that Starry represents and warrants that the Subscribed Preferred Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j) Such Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of such Subscriber’s Subscribed Preferred Shares. Such Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Preferred Shares, and such Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Subscriber has considered necessary to make an informed investment decision. Such Subscriber acknowledges and agrees that none of Starry or any of its affiliates has provided any tax advice to such Subscriber or made any representations or warranties or guarantees to such Subscriber regarding the tax treatment of its investment in the Subscribed Preferred Shares.

(k) Such Subscriber has analyzed and considered the risks of an investment in the Subscribed Preferred Shares and determined that the Subscribed Preferred Shares are a suitable investment for such Subscriber and that such Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Subscriber’s investment in Starry. Such Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Such Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Preferred Shares or made any findings or determination as to the fairness of this investment.

(m) Such Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Such Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Such Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Such Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by such Subscriber and used to purchase such Subscriber’s Subscribed Preferred Shares are derived from lawful activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations and (4) Her Majesty’s Treasury.

(n) Such Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

Section 5. Effect of Transaction; Registration of Shares.

(a) The Subscribers acknowledge that, pursuant to the terms of the Transaction Agreement and the Restated Certificate, the Subscribed Preferred Shares held by the Subscribers shall be exchanged in the Acquisition Merger for an equal number of shares of Holdings Class A Common Stock, in the aggregate, subject to adjustment in accordance with Section 3.02 of the Transaction Agreement.

(b) Starry acknowledges that, and Starry shall use reasonable best efforts to provide that, all shares of Holdings Class A Common Stock acquired by each Subscriber in exchange for its Subscribed Preferred Shares shall constitute “Registrable Securities” pursuant to the Amended and Restated Registration Rights Agreement set forth as Exhibit D to the Transaction Agreement (the “Registration Rights Agreement”). On or prior to the Closing, each Subscriber shall execute and deliver a counterparty signature page of the Registration Rights Agreement to Holdings. Notwithstanding anything to the contrary in this Agreement or the Transaction Agreement, each Subscriber hereby acknowledges and agrees that the Holdings Class A Common Stock to be received by the Subscribers in the Acquisition Merger in exchange for the Subscribed Preferred Shares purchased hereunder shall not be registered on the Registration Statement (as defined the Transaction Agreement).

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Subscription Agreement, or (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, or become incapable of being satisfied on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. Starry shall notify the Subscribers of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 6, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by either Subscriber to Starry in connection herewith shall promptly (and in any event within one (1) Business Day) following the Termination Event be returned to such Subscriber.

Section 7. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient (with no mail undeliverable or other rejection notice), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7(a).

(b) Each Subscriber acknowledges that Starry will rely on the acknowledgments, understandings, agreements, representations and warranties of such Subscriber contained in this Subscription Agreement. Prior to the Closing, each Subscriber agrees to promptly notify Starry if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Subscriber set forth herein are no longer accurate in all material respects. Each Subscriber acknowledges and agrees that the purchase by such Subscriber of its Subscribed Preferred Shares from Starry will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by such Subscriber as of the time of such purchase. Starry acknowledges that each Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of Starry contained in this Subscription Agreement.

(c) Each of Starry and the Subscribers is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each Party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to either Subscriber hereunder (other than the Subscribed Preferred Shares acquired hereunder and such Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to Starry hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, Starry may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, Starry). Notwithstanding the foregoing, each Subscriber may assign all or any portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Subscriber, or, with Starry’s prior written consent, to another person; provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by such Subscriber, the assignee(s) shall become such Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of such Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve any Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless expressly agreed to in writing by Starry.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) Starry may request from either Subscriber such additional information as Starry may reasonably deem necessary to evaluate the eligibility of such Subscriber to acquire such Subscriber’s Subscribed Preferred Shares, and each Subscriber shall provide such information as may be reasonably requested provided that Starry agrees to keep any such information provided by either Subscriber confidential. Each Subscriber acknowledges that subject to the conditions set forth in Section 7(s), SPAC may file a copy of this Subscription Agreement with the Commission as an exhibit to a report of SPAC, or a registration statement or proxy statement of SPAC.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 7(b), Section 7(c), Section 7(e), and this Section 7(j), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce Starry to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Starry shall be entitled to specifically enforce each Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 7(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(m) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(n) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(o) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(p) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO

ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(q) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 7(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(r) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(s) Each Subscriber will promptly provide any information reasonably requested by Starry, SPAC or any of their respective affiliates for any required regulatory application or filing to be made or required regulatory approval sought in connection with the Transactions (including filings with the Commission). Each Subscriber may disclose the name of SPAC, Starry, and/or any other parties associated with the Subscription or Transactions and the terms of this Subscription Agreement, as required by federal securities laws and regulations, any regulatory agency, or under the regulations of NYSE or Nasdaq, as applicable, or otherwise to the extent consistent with such Subscriber’s public filings and disclosures regarding similar transactions.

(Signature pages follow)

IN WITNESS WHEREOF, each of Starry and each Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

STARRY, INC.

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

with a copy (not to constitute notice) to:

ATTN:
EMAIL:

[Signature Page to Subscription Agreement]

SUBSCRIBER:

FirstMark Capital S2, L.P.

By:
Name:
Title:

Address for Notices

ATTN:
EMAIL:

Name in which shares are to be registered:

Number of Subscribed Preferred Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of Starry specified by Starry in the Closing Notice.

[Signature Page to Subscription Agreement]

SUBSCRIBER:

FirstMark Capital OF III, L.P.

By:
Name:
Title:

Address for Notices

ATTN:
EMAIL:

Name in which shares are to be registered:

Number of Subscribed Preferred Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of Starry specified by Starry in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This page should be completed by each Subscriber and constitutes a part of the Subscription Agreement.

Subscriber:

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

OR

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a))(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Such Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to such Subscriber and under which such Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

ANNEX I

FORM OF CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

This CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT (this “Convertible Note Subscription Agreement”) is entered into on October 6, 2021, by and among FirstMark Horizon Acquisition Corp., a Delaware corporation (“FMHAC”), and each undersigned subscriber (each, a “Subscriber” and collectively, the “Subscribers”). Notwithstanding anything herein to the contrary, the rights and obligations of each Subscriber hereunder shall be several, and not joint, and any covenants, representations or warranties made by any Subscriber hereunder shall be deemed to be made severally and not jointly by each Subscriber hereunder.

WHEREAS, concurrently with the execution of this Convertible Note Subscription Agreement, the Issuer and Starry, Inc., a Delaware corporation (“Target”), are, together with the other parties thereto, entering into a definitive Agreement and Plan of Merger (the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (i) the Issuer will merge with and into Starry Holdings, Inc., a Delaware corporation (“Holdings”) (the “SPAC Merger”), with Holdings surviving the SPAC Merger, and (ii) following consummation of the SPAC Merger, a wholly owned subsidiary of the Issuer will merge with and into Target (the “Acquisition Merger”), with Target surviving the Acquisition Merger as a wholly-owned subsidiary of Holdings;

WHEREAS, references herein to the “Issuer” shall refer to FMHAC for all periods prior to completion of the SPAC Merger and to Holdings (as the surviving corporation in the SPAC Merger) for all periods after completion of the SPAC Merger;

WHEREAS, on or about the date of this Convertible Note Subscription Agreement, the Issuer is entering into subscription agreements (the “PIPE Subscription Agreements”) with certain other institutional accredited investors, pursuant to which such other investors have agreed to purchase up to 10.9 million of the Class A Common Shares (as defined below) on the closing date of the Transactions;

WHEREAS, in connection with the Transactions, and substantially contemporaneously with the closing of the Transactions, each Subscriber desires to subscribe for and purchase, severally and not jointly, senior secured convertible notes (the “Convertible Notes”) of and from the Issuer in an aggregate principal amount set forth on opposite such Subscriber’s name on Schedule I hereto, and the Issuer desires to issue and sell to the Subscribers $[     ] aggregate principal amount of the Convertible Notes in consideration of the payment of 100% of the aggregate principal amount thereof (the “Purchase Price”) by or on behalf of the Subscribers to the Issuer; and

WHEREAS, on or about the date of this Convertible Note Subscription Agreement, the Issuer is entering into other convertible note subscription agreements (the “Other Subscription Agreements” and together with this Convertible Note Subscription Agreement, the “Subscription Agreements”) with certain other institutional accredited investors (the “Other Subscribers” and together with the Subscribers, the “Subscriber Parties”), severally and not jointly which are on substantially the same terms as the terms of this this Convertible Note Subscription Agreement (other than the amount of the Convertible Notes to be subscribed for and purchased by the Other Subscribers), pursuant to which such Other Subscribers have agreed to purchase additional Convertible Notes in an aggregate principal amount not to exceed $[            ] (to be issued under the same indenture as the Convertible Notes being issued to the Subscribers and also having the terms set forth in the indenture attached as Annex A hereto) on the closing date of the Transactions (the “Closing Date”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), each Subscriber hereby agrees, severally and not jointly, to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to the Subscribers, upon the payment of the Purchase Price, Convertible Notes in an aggregate principal amount set forth opposite such Subscriber’s name on Schedule I hereto (such subscription and issuance, the “Subscription”). As used herein, the term “Convertible Notes” shall include the Guarantees (as defined below) thereof by the Guarantors (as defined below), unless the context requires otherwise. Notwithstanding anything to the contrary here, following the date hereof and prior to the third (3rd) Business Day prior to the anticipated Closing Date the Subscribers shall be permitted, without the consent of (but upon prior written notice to) the Issuer, to reallocate as amongst themselves the aggregate principal amount of Convertible Notes that each will purchase from the Issuer at the Closing so long as at all such times the Subscribers have subscribed for and agreed to purchase in the aggregate $[            ] aggregate principal amount of Convertible Notes.

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall be contingent upon, and occur on, the Closing Date, following the SPAC Merger and immediately prior to or substantially concurrently with the consummation of the Transactions.

(b) At least seven (7) Business Days before the anticipated Closing Date, the Issuer shall deliver written notice to each Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than two (2) Business Days prior to the anticipated Closing Date, the Subscribers shall deliver the aggregate Purchase Price for the Convertible Notes by wire transfer of United States dollars in immediately available funds to an escrow account (the “Escrow Account”) established by the Issuer with a third party escrow provider selected by the Issuer (the “Escrow Agent”) pursuant to an escrow agreement in form and substance reasonably satisfactory to each Subscriber (the “Escrow Agreement”), as specified by the Issuer in the Closing Notice, such funds to be held in escrow by the Escrow Agent until the Closing, and deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Convertible Notes and deliver these through the facilities of The Depository Trust Company (“DTC”) to each Subscribers or its nominee, including, without limitation, the legal name of the person in whose name the Convertible Notes are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8 (including any applicable attachments). Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically, and without further action by any Subscriber, upon notice by the Issuer to the Escrow Agent in accordance with the Escrow Agreement that the Closing will occur imminently and (2) the Issuer shall deliver to each Subscriber or its nominee Convertible Notes in book entry form, free and clear of any liens or other restrictions (other than those arising under this Convertible Note Subscription Agreement or applicable securities laws) through the facilities of DTC. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Issuer each Subscriber, the Issuer shall promptly give notice to the Escrow Agent that the Closing will not occur and instructing the Escrow Agent to promptly thereafter release to the Subscribers (but in no event later than two (2) Business Days after the Closing Outside Date) the aggregate funds so delivered by the Subscribers to the Escrow Agent by wire transfer in immediately available funds to the account(s) specified by the Subscribers, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Convertible Note Subscription Agreement is terminated in accordance with Section 6 herein, the Subscribers shall remain obligated (A) to redeliver funds to the Escrow Agent to be held in escrow following the Issuer’s delivery to each Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Convertible Note Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

(c) The Closing shall be subject to the satisfaction, or waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

no suspension of the qualification of the offering or sale or trading of the Class A Common Shares (as defined below) shall have been initiated or, to the Issuer’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) and be continuing, and the Underlying Shares (as defined below) shall have been approved for listing on the New York Stock Exchange (“NYSE”) or Nasdaq, subject to official notice of issuance;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and following the consummation of the SPAC Merger, the closing of the additional Transactions shall occur substantially concurrently with or immediately following the Closing; and

(iii)

no court or applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such court or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) In addition to the conditions set forth in Section 2(c), the obligation of the Issuer to consummate the Closing shall be subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Subscribers contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date;

(ii)

the Subscribers shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

an indenture substantially in the form attached as Annex A hereto (the “Indenture”), shall have been executed by the applicable parties thereto, including U.S. Bank, National Association, as third-party trustee and collateral agent (the “Trustee” or “Collateral Agent”).

(e) In addition to the conditions set forth in Section 2(c), the obligation of the Subscribers to consummate the Closing shall be subject to the satisfaction or valid waiver by the Subscribers of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Issuer contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date);

(ii)

(1) the Issuer shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing and (2) no Other Subscriber shall have defaulted on its obligations under any Other Subscription Agreement;

(iii)

none of the Transaction Agreement or any PIPE Subscription Agreement (each as it exists on the date of this Convertible Note Subscription Agreement) shall have been amended, modified or waived by the Issuer in a manner that would reasonably be expected to materially and adversely affect the Issuer or the economic benefits that the Subscribers would reasonably expect to receive under this Convertible Note Subscription Agreement (including without limitation the definition of Closing Surviving Corporation Cash (as defined in the Transaction Agreement));

(iv)	the Indenture shall have been executed by the applicable parties thereto;

(v)

neither the Issuer nor any of its affiliates shall have entered into any Other Subscription Agreement with a lower purchase price per $1,000 principal amount of the Notes or other terms (economic or otherwise) substantially more favorable to such Other Subscriber than as set forth in this Convertible Note Subscription Agreement other than any other agreement contemplated by the Transaction Agreement, and there shall not have been any amendment, waiver or modification to any Other Subscription Agreement that materially benefits any Other Subscriber unless the Subscribers have been offered the same benefit;

(vi)

the amount of the Closing Surviving Corporation Cash of Issuer shall equal or exceed $300,000,000 at the Closing (for purposes of this Convertible Note Subscription Agreement, except as otherwise indicated, “Closing Surviving Corporation Cash” shall be calculated as defined in and in accordance with the Transaction Agreement, less, to the extent included therein, any proceeds from the issuance of the Convertible Notes);

(vii)

the Subscribers shall have received an opinion of Latham & Watkins LLP, counsel to the Issuer and the guarantors of the Convertible Notes (the “Guarantors”), dated the Closing Date and addressed to the Subscribers, in form and substance reasonably satisfactory to the Subscribers and their counsel, with respect to:

(A) the enforceability of this Convertible Note Subscription Agreement and the Convertible Notes against the Issuer, the enforceability of the guarantees of the Convertible Notes (the “Guarantees”) against the Guarantors and the enforceability of the Indenture and the Security Documents (as defined in the Indenture) against the Issuer and the Guarantors (to the extent a party thereto), subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought;

(B) the execution, delivery and performance by the Issuer and Guarantors of this Convertible Note Subscription Agreement, the Indenture, the Security Documents and the Convertible Notes (as applicable) will not breach or result in a default under any material agreement to which the Issuer or any of its subsidiaries is a party;

(C) the absence of defaults under or violations of (x) (i) the certificate of incorporation or certificate of formation (or equivalent charter document) or (ii) bylaws or operating agreement (or equivalent governing document), in each case, of the Issuer and the Guarantors and (y) New York law, federal law or the Delaware General Corporation Law (the “DGCL”) or regulation, or any order known to such counsel issued by any court or governmental authority acting pursuant to federal or New York statute or the DGCL, resulting from the execution, delivery and performance of this Convertible Note Subscription Agreement, the Indenture, the Security Documents and the Notes and the issuance of the Convertible Notes and the Guarantees by the Issuer and the Guarantors (as applicable) in accordance with the terms of the Indenture;

(D) the absence of required consents, approvals, authorizations, orders, filings, registrations or qualifications of or with any federal or New York State governmental agency or body in connection with the execution, delivery and performance by the Issuer and the Guarantors of this Convertible Note Subscription Agreement, the Indenture, the Security Documents and the issuance of the Convertible Notes by the Issuer in accordance with the terms of the Indenture;

(E) the Issuer and each of the Guarantors is not an “investment company” within the meaning of, and subject to regulation under, the Investment Company Act of 1940, as amended;

(F) assuming compliance by the Subscribers and the Other Subscribers with the provisions of this Convertible Note Subscription Agreement, (A) the exemption from registration of the offer and sale of the Convertible Notes under the Securities Act (as defined below), as contemplated by this Convertible Note Subscription Agreement, and (B) the exemption from qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

(G) each of the Security Documents has been duly authorized, executed and delivered by the Issuer and each of the Guarantors party thereto and each of the Security Documents constitutes a valid and legally binding obligation of the Issuer and each of the Guarantors party thereto enforceable against the Issuer and each of the Guarantors party thereto in accordance with its terms;

(H) the Security Documents create under the Uniform Commercial Code as in effect in the State of New York (the “New York UCC”) a security interest in favor of the Collateral Agent for the ratable benefit of itself, the Trustee and the holders of the Convertible Notes in the Collateral (as defined below) of the Issuer and each Guarantor party thereto that is of a type in which a security interest may be created under Article 9 of the New York UCC;

(I) each financing statement for the Collateral is in appropriate form for filing in the applicable filing office. Upon the effective filing of each financing statement, the security interest in favor of the Collateral Agent for the ratable benefit of itself, the Trustee and the holders of the Convertible Notes will be perfected to the extent a security interest in such Collateral can be perfected under the applicable Uniform Commercial Code by the filing of a financing statement in that office;

(J) the Collateral Agent will have a perfected security interest for the ratable benefit of itself, the Trustee and the holders of the Convertible Notes in the certificated securities upon delivery of the certificates representing such certificated securities to the Collateral Agent, endorsed in blank by an effective endorsement or accompanied by undated stock powers with respect thereto duly endorsed in blank by an effective endorsement;

(K) other customary collateral opinions with respect to collateral to be pledged pursuant to the Security Documents; and

(L) neither the Issuer nor any Guarantor is required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

(viii)

the Subscribers shall have received a certificate or certificates signed by an officer of the Issuer, dated the Closing Date, in which such officer shall state that the conditions set forth in Section 2(e)(i) and Section 2(e)(ii) are satisfied as of the Closing Date;

(ix)

(A) the Issuer shall have caused to be delivered to the Subscribers evidence reasonably satisfactory to them that all outstanding indebtedness under that certain Amended and Restated Credit Agreement, dated as of December 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified on or prior to the date hereof, the “Existing Credit Agreement”), by and among the Target, each subsidiary of the Target listed as “Borrower” and party thereto, the lenders party thereto from time to time and ArrowMark Agency Services, LLC, as administrative agent, and all accrued and unpaid interest, fees and other amounts owing thereunder (other than contingent obligations that survive the termination of the Existing Credit Agreement), shall have been paid in full, all commitments to extend credit under the Existing Credit Agreement shall have terminated, and all liens securing obligations under the Existing Credit Agreement shall have been released or will, substantially concurrently with the consummation of the Transactions on the Closing Date, be released and

(B) immediately after giving effect to the Transactions and the other transactions contemplated hereby, the Issuer and the Guarantors shall have no outstanding indebtedness for borrowed money in an aggregate principal amount in excess of $5,000,000 other than the Convertible Notes;

(x)

on the Closing Date, the Issuer and the Guarantors shall have executed and delivered a perfection certificate dated as of the Closing Date (the “Perfection Certificate”) in form and substance reasonably satisfactory to the Subscribers. Except as otherwise provided for in the Security Documents, the Indenture or the other documents entered into in connection with the Transactions, on the Closing Date, the Subscribers and the Collateral Agent shall have received the Security Documents and other certificates, agreements or instruments necessary to create a valid security interest in favor of the Collateral Agent, for its benefit and the benefit of the Trustee and the holders of the Convertible Notes, in all of the Collateral described in the Security Agreement substantially in form and substance reasonably satisfactory to the Subscribers, together with, subject to the requirements of the Security Documents, stock certificates and promissory notes required to be delivered pursuant to the Security Documents, in each case accompanied by instruments of transfer and stock powers undated and endorsed in blank, Uniform Commercial Code financing statements in appropriate form for filing, filings with the United States Patent and Trademark Office and United States Copyright Office in appropriate form for filing where applicable and each such document, instrument or filing shall, unless expressly not required by the Indenture or the Security Documents, be executed, filed and/or recorded by the Issuer and the applicable Guarantor, as applicable, and each such document shall be in full force and effect. The Subscribers shall also have received on or prior to the Closing Date copies of Uniform Commercial Code, tax and judgment lien searches or equivalent reports or searches, and a copy of searches at the United States Patent and Trademark Office and the United States Copyright Office each of a recent date listing all effective financing statements, lien notices or comparable documents that name the Issuer or any Guarantor as debtor and that are required by the Perfection Certificate or that the Subscribers deem reasonably necessary. Each such document shall evidence that all of the liens on the Collateral other than Permitted Liens (as defined in the Indenture) have been released or will, substantially concurrently with the consummation of the Transactions on the Closing Date, be released.

(f) Prior to or at the Closing, the Subscribers shall deliver all such other information and shall take all such actions as is reasonably requested by the Issuer in order for the Issuer to deliver the Convertible Notes to the Subscribers or their nominees.

Section 3. Issuer Representations and Warranties . The Issuer represents and warrants to the Subscribers and the Placement Agent (as defined below), as of the date of this Convertible Note Subscription Agreement and as of the Closing, that:

(a) The Issuer (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Convertible Note Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have an Issuer Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, an “Issuer Material Adverse Effect” means an event, change, development, occurrence, condition or effect which (1) would have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of the Issuer and its subsidiaries, taken as a whole (after giving effect to the transactions hereunder and under the Transaction Agreement), or (2) materially affects the validity of the Convertible Notes or the Underlying Shares, or any guarantee by a Guarantor or the validity or priority and ranking of any lien on collateral securing the Convertible Notes, the legal authority of the Issuer or any Guarantor to comply in all material respects with the terms of this Convertible Notes Subscription

Agreement or the Indenture, as applicable, or prevents or materially impairs the ability of the Issuer to timely perform its obligations under this Convertible Note Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Convertible Notes.

(b) As of the Closing Date, the shares of Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), (if any) issuable upon conversion of the Convertible Notes (the “Underlying Shares”) will be duly authorized and, when issued upon conversion of the Convertible Notes, will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of any preemptive or similar rights created under the Issuer’s organizational documents (as adopted on or prior to the Closing Date), by any contract to which the Issuer is a party or by which it is bound, or under the laws of its jurisdiction of incorporation.

(c) This Convertible Note Subscription Agreement, the Other Subscription Agreements, the PIPE Subscription Agreements and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer, and assuming the due authorization, execution and delivery of the same by the respective counterparties, the Transaction Documents constitute the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The Convertible Notes, the Guarantees and the Indenture have been duly authorized by all necessary corporate action of the Issuer and the Guarantors (as applicable), and, on the Closing Date, the Indenture and the Convertible Notes will be duly authorized, executed and delivered by the Issuer and each Guarantor (as applicable) and assuming the due authorization, execution and delivery of the same by the Subscriber Parties, the Collateral Agent and the Trustee, the Indenture will constitute the valid and legally binding obligation of the Issuer and the Guarantors, enforceable against the Issuer and the Guarantors in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought. When issued and sold against receipt of the consideration therefor, the Convertible Notes will be valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought. The execution, delivery and performance of the Transaction Documents and the Indenture, the issuance and sale of the Convertible Notes and the compliance by the Issuer and the Guarantors with all of the provisions of the Transaction Documents and the Indenture and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any Guarantor pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound or to which any of the property or assets of the Issuer or any Guarantor is subject, in each case, that would reasonably be expected to have an Issuer Material Adverse Effect; (ii) the organizational documents of the Issuer or any Guarantor; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Issuer or any Guarantor or any of their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of the Subscribers set forth in Section 4 of this Convertible Note Subscription Agreement, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including NYSE or Nasdaq, as applicable) or other person in connection with the execution, delivery and performance of this Convertible Notes Subscription Agreement and the Indenture, the issuance and sale of the Convertible Notes and the compliance by the Issuer and the Guarantors with all of the provisions of this Convertible Note Subscription Agreement and the Indenture and the consummation of the transactions contemplated herein and therein, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) those required by the SEC or NYSE or Nasdaq (as applicable), including with respect to obtaining stockholder approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not be reasonably likely to have an Issuer Material Adverse Effect.

(f) Assuming the accuracy of the Subscribers’ representations and warranties set forth in Section 4 of this Convertible Note Subscription Agreement, (i) no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Convertible Notes by the Issuer to the Subscribers and the issuance of the Underlying Shares (if any) to the Subscribers, and the Convertible Notes and the Underlying Shares (if any) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, (ii) it is not necessary to qualify the Indenture under the Trust Indenture Act of 1939, as amended (including the rules and regulations of the Commission promulgated thereunder) and (iii) the Convertible Notes are eligible for resale under Rule 144A under the Securities Act.

(g) Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Convertible Notes.

(h) The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Convertible Note Subscription Agreement for which any Subscriber could become liable. Except for Goldman Sachs & Co. LLC (“Goldman Sachs”) (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Convertible Notes to the Subscribers.

(i) As of their respective dates, all forms, reports, statements, schedules, prospectuses, proxies, registration statements and other documents required to be filed by the Issuer with the SEC (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, no representation or warranty is made under this Section 3(i) as to the accounting treatment of the Issuer’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the accounting treatment of such warrants as equity rather than liabilities in the Issuer’s combined financial statements. The financial statements of the Issuer included in the SEC Reports were prepared in accordance with generally accepted accounting principles in the United States, consistently applied, comply in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Issuer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of certain footnotes and other presentation items as is permissible under generally accepted accounting principles. Except as disclosed in the SEC Reports, the Issuer timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the SEC since inception. A copy of each SEC Report is available to the Subscribers via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(j) As of the date hereof, the issued and outstanding Class A Common Shares of the Issuer are, and as of the Closing Date, the issued and outstanding Class A Common Shares of the Issuer (other than the Class A Common Shares purchased pursuant to the PIPE Subscription Agreement) will be registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on the NYSE under the symbol “FMAC” (it being understood that the trading symbol will be changed in connection with the Transactions) or on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the SEC, respectively, to prohibit or terminate the listing of the Class A Common Shares on the NYSE or to deregister such shares under the Exchange Act, excluding, for purposes of clarity, the customary ongoing review by the NYSE of the Issuer’s continued listing application in connection with the Transactions. The Issuer has taken no action that is designed to terminate the registration of the Class A Common Shares under the Exchange Act or the listing of the Class A Common Shares on the NYSE, and is in compliance in all material respects with the continued listing requirements of the NYSE, except the Company may delist Class A Common Shares from NYSE in connection with submitting a listing application to Nasdaq, in accordance with Nasdaq rules, covering the shares of Class A Common Shares.

(k) Other than the Other Subscription Agreements, PIPE Subscription Agreements the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, the Issuer has not entered into any side letter or similar agreement or understanding with any Other Subscriber or any affiliate thereof or any other investor in connection with such Other Subscriber’s (considered with any such affiliate) or investor’s direct or indirect investment in the Issuer (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of the Issuer by existing securityholders of the Issuer, which may be effectuated as a forfeiture to the Issuer and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Issuer pursuant to the Transaction Agreement). No Other Subscription Agreement includes terms and conditions (economic or otherwise) that are more advantageous in any material respect to any such Other Subscriber than the Subscribers hereunder. The Other Subscription Agreements have not been and will not, without the prior written consent of the Subscribers, be amended or modified in any material respect following the date of this Convertible Note Subscription Agreement. The Issuer and its affiliates shall not release any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement from any of its material obligations thereunder or any other agreements (including side letters or similar agreements or understandings in respect thereof) with any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement unless it offers a similar release to the Subscribers with respect to any similar obligations they have hereunder.

(l) Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(m) The Issuer is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental entity alleging that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

(n) The Issuer is not, and immediately after receipt of payment for the Convertible Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(o) The amount of the Closing Surviving Corporation Cash shall equal or exceed three hundred million dollars ($300,000,000).

(p) As of the date of this Convertible Note Subscription Agreement, the authorized capital stock of the Issuer consists of (i) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Issuer Preferred Stock”) and (ii) 520,000,000 shares of common stock, including (1) 500,000,000 shares of Class A Common Shares, and (2) 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Shares”). As of the date of this Convertible Note Subscription Agreement, (i) no shares of Issuer Preferred Stock are issued and outstanding, (ii) 41,400,000 Class A Common Shares are issued and outstanding, (iii) 10,350,000 shares of Class B Common Shares are issued and outstanding, (iv) 13,800,000 redeemable warrants of the Issuer and 6,853,333 private placement warrants of the Issuer are outstanding and (v) $1.5 million of loans are outstanding that may be converted into warrants of the Issuer. As of the date of this Convertible Note Subscription Agreement, all (i) issued and outstanding shares of Class A Common Shares and Class B Common Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants of the Issuer have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Upon consummation of the Transactions, the authorized capital stock of the Issuer will consist of (I) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which will be issued or outstanding; and (II) 800,000,000 Class A Common Shares and 50,000,000 shares of Class X common stock, par value $0.001 per share (the “Class X Common Stock” and, together with the Class A Common Shares, the “Common Stock”). Except as set forth above and pursuant to the Other Subscription Agreements, the PIPE Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to in the Transaction Agreement, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Class A Common Shares, Class B Common Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Issuer has no subsidiaries (other than Merger Sub) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, as applicable, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Underlying Shares or (ii) the Class A Common Shares to be issued pursuant to the Other Subscription Agreements or pursuant to the PIPE Subscription Agreements, that have not been or will not be validly waived on or prior to the Closing Date, including such provisions in the shares of Class B Common Shares pursuant to the terms of the Issuer’s organizational documents (as amended as of the Closing Date).

(q) The operations of the Issuer and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Issuer or any of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(r) Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of its subsidiaries is an individual or entity (a “Person”) that is, or is owned or controlled by a Person that is, currently the subject or target of any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures (in each case, having the force of law) administered, enacted or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of Commerce or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Cayman Islands or other relevant sanctions authority (collectively, “Sanctions”), nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Crimea and Syria (each, a “Sanctioned Country”). Since the Issuer’s inception, the Issuer and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(s) Each of the Security Documents has been duly authorized by the Issuer and/or the applicable Guarantor, as appropriate, and, when executed and delivered by the Issuer and/or the applicable Guarantor, will constitute a legal and binding agreement of the Issuer and/or the applicable Guarantor in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought. The Security Documents, when executed and delivered in connection with the sale of the Convertible Notes, will create in favor of the Collateral Agent for the benefit of itself, the Trustee and the holders of the Convertible Notes, valid and enforceable first priority security interests in and liens on substantially all of the tangible and intangible assets of the Issuer and the Guarantors, now owned or hereafter acquired by the Issuer or any Guarantor and all proceeds and products thereof, subject to certain exceptions as described in the Indenture and the Security Documents (the “Collateral”) and, upon the filing of appropriate Uniform Commercial Code financing statements in appropriate United States jurisdictions and the taking of the other actions, in each case as further described in the Security Documents, the security interests in and liens on the rights of the Issuer or the applicable Guarantor in such Collateral will be perfected first priority security interests and liens, superior to and prior to the liens of all third persons other than Permitted Liens (as defined in the Indenture).

Section 4. Subscriber Representations and Warranties. Each Subscriber severally and not jointly represents and warrants to the Issuer and the Placement Agent that:

(a) Such Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Convertible Note Subscription Agreement.

(b) This Convertible Note Subscription Agreement has been duly executed and delivered by such Subscriber, and assuming the due authorization, execution and delivery of the same by the Issuer, this Convertible Note Subscription Agreement constitutes the valid and legally binding obligation of such Subscriber, enforceable against such Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(c) The execution and delivery of this Convertible Note Subscription Agreement, the purchase of the Convertible Notes and the compliance by such Subscriber with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Subscriber is a party or by which such Subscriber is bound or to which any of the property or assets of such Subscriber is subject; (ii) the organizational documents of such Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to a Subscriber that would reasonably be expected to have a material adverse effect on such Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Convertible Notes.

(d) Such Subscriber (i)(1) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), is acquiring the Convertible Notes and the Underlying Shares (if any) only for its own account and not for the account of others, or if such Subscriber is subscribing for the Convertible Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer and such Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account or (2) is an institutional “accredited investor” (as defined in Rule 501(a) under the Securities Act), and (ii) is not acquiring the Convertible Notes and the Underlying Shares (if any) with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act.

(e) Such Subscriber understands that the Convertible Notes and the Underlying Shares (if any) are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Convertible Notes and the Underlying Shares (if any) have not been registered under the Securities Act. Such Subscriber understands that the Convertible Notes and the Underlying Shares (if any) may not be offered, resold, transferred, pledged or otherwise disposed of by such Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, such Subscriber may not be able to readily resell the Convertible Notes and the Underlying Shares (if any) and may be required to bear the financial risk of an investment in the Convertible Notes and the Underlying Shares (if any) for an indefinite period of time. Such Subscriber acknowledges and agrees that (i) the Convertible Notes and the Underlying Shares (if any) will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date and (ii) additional conditions to any such transaction may apply under Rule 144 and other applicable securities laws to the extent that such Subscriber is at such time, or has been at any time in the immediately preceding three months, an “affiliate” of the Issuer within the meaning of Rule 144. Such Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Convertible Notes and the Underlying Shares (if any).

(f) Such Subscriber understands and agrees that such Subscriber is purchasing the Convertible Notes and the Underlying Shares (if any) directly from the Issuer. Such Subscriber further acknowledges that there have not been, and such Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Subscriber by the Issuer, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Convertible Note Subscription Agreement, and such Subscriber hereby represents and warrants that it is relying exclusively on such Subscriber’s own sources of information, investment analysis and due diligence (including professional advice such Subscriber deems appropriate) with respect to this offering of the Convertible Notes and the Underlying Shares (if any), and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer and the Target, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Such Subscriber acknowledges that certain information provided to such Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Each Subscriber acknowledges that it has been informed that no disclosure or offering document has been prepared by the Placement Agent or any of its affiliates in connection with the offer and sale of the Convertible Notes and the Underlying Shares (if any). In connection with the issuance and sale of the Convertible Notes, the Placement

Agent has not acted as a financial advisor or fiduciary to any Subscriber Party. Neither the Placement Agent nor any of its directors, officers, employees, representatives or controlling persons has made any independent investigation with respect to the Issuer, the Convertible Notes and the Underlying Shares (if any) or the completeness or accuracy of any information provided to such Subscriber. Such Subscriber agrees that neither the Placement Agent, nor any of its affiliates or any of its or its affiliates’ control persons, officers, directors or employees, shall be liable to such Subscriber pursuant to this Convertible Note Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Convertible Notes and the Underlying Shares (if any).

(g) Such Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in equity transactions that are not registered under the Securities Act, and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Convertible Notes and the Underlying Shares (if any). Accordingly, such Subscriber understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(h) Such Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Convertible Notes and the Underlying Shares (if any) for its own account or for an account over which such Subscriber exercises sole discretion for another qualified institutional buyer or institutional accredited investor. In making its decision to purchase the Convertible Notes and the Underlying Shares (if any), such Subscriber has relied solely upon independent investigation made by such Subscriber and the Issuer’s representations and warranties in Section 3. Such Subscriber acknowledges and agrees that such Subscriber has received such information as such Subscriber deems necessary in order to make an investment decision with respect to the Convertible Notes and the Underlying Shares (if any), including with respect to the Issuer and its subsidiaries and the Transactions. Such Subscriber represents and agrees that such Subscriber and such Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Convertible Notes and the Underlying Shares (if any). Such Subscriber acknowledges and agrees that neither the Placement Agent nor any affiliate of the Placement Agent has provided such Subscriber with any information or advice with respect to the Convertible Notes and the Underlying Shares (if any) nor is such information or advice necessary or desired. Neither the Placement Agent nor any of its affiliates has made or makes any representation as to the Issuer or the quality or value of the Convertible Notes and the Underlying Shares (if any) and the Placement Agent and any of its affiliates may have acquired nonpublic information with respect to the Issuer which such Subscriber agrees need not be provided to it.

(i) Such Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Convertible Notes and the Underlying Shares (if any) and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(j) Such Subscriber became aware of this offering of the Convertible Notes and the Underlying Shares (if any) solely by means of direct contact between such Subscriber and the Issuer or their respective representatives or affiliates, or by means of contact from the Placement Agent and the Convertible Notes and the Underlying Shares (if any) were offered to such Subscriber solely by direct contact between such Subscriber and the Issuer or their respective representatives or affiliates. Such Subscriber did not become aware of this offering of the Convertible Notes and the Underlying Shares (if any), nor were the Convertible Notes and the Underlying Shares (if any) offered to such Subscriber, by any other means. Such Subscriber acknowledges that the Issuer represents and warrants that the Convertible Notes and the Underlying Shares (if any) (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(k) Such Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Convertible Notes and the Underlying Shares (if any). Such Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Convertible Notes and the Underlying Shares (if any), and such Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Subscriber has considered necessary to make an informed investment decision. Such Subscriber acknowledges and agrees that neither the Issuer nor any of its affiliates has provided any tax advice to such Subscriber or made any representations or warranties or guarantees to such Subscriber regarding the tax treatment of its investment in the Convertible Notes and the Underlying Shares (if any).

(l) Such Subscriber has analyzed and considered the risks of an investment in the Convertible Notes and the Underlying Shares (if any) and determined that the Convertible Notes and the Underlying Shares (if any) are a suitable investment for such Subscriber and that such Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Subscriber’s investment in the Issuer. Such Subscriber acknowledges specifically that a possibility of total loss exists.

(m) Such Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Convertible Notes and the Underlying Shares (if any) or made any findings or determination as to the fairness of this investment.

(n) Such Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Such Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Such Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Such Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by such Subscriber and used to purchase the Convertible Notes are derived from lawful activities. For purposes of this Convertible Note Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Convertible Note Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (iii) owned or controlled by or acting on behalf of any of the foregoing.

(o) Such Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(p) If such Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, such Subscriber represents and warrants that (i) it has not relied on the Issuer or any of its affiliates (the “Transactions Parties”) as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Convertible Notes and the Underlying Shares (if any), and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Convertible Notes and the Underlying Shares (if any) and (ii) none of the acquisition, holding and/or transfer or disposition of the Convertible Notes and the Underlying Shares (if any) will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(q) Such Subscriber, together with the other Subscribers, will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

(r) Such Subscriber acknowledges and is aware that (i) the Placement Agent is acting as the Issuer’s placement agent, (ii) the Placement Agent is serving as financial advisor to Target in connection with the Transactions and (iii) the Issuer is an affiliate of FirstMark Capital (“FirstMark Capital”) and one or more affiliates of FirstMark Capital own approximately 24% of the fully diluted equity of the Issuer and approximately 15% of the fully diluted equity of Target. Such Subscriber understands and acknowledges that (1) Goldman Sachs’s role as financial advisor to Target may give rise to potential conflicts of interest or the appearance thereof, and (2) the Issuer’s relationship with FirstMark Capital or any of FirstMark Capital’s affiliates or affiliated funds may give rise to potential conflicts of interest or the appearance thereof.

Section 5. Registration of Underlying Shares.

(a) The Issuer agrees that the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Underlying Shares (if any) (the “Registration Statement”) no later than fifteen (15) Business Days after the Closing Date (the “Filing Date”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the sixtieth (60th) calendar day after the filing thereof (or, in the event the Commission notifies the Issuer that it will “review” the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Issuer will provide a draft of the Registration Statement to the Subscribers for review at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. In no event shall any Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, such Subscriber will have the opportunity to withdraw from the Registration Statement upon its written request to the Issuer. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Underlying Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Underlying Shares which is equal to the maximum number of Underlying Shares as is permitted by the Commission. In such event, the number of Underlying Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Underlying Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such Underlying Shares not included in the Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Issuer agrees that, except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, at its expense, the Issuer will use its commercially reasonable efforts to cause such Registration

Statement to remain continuously effective with respect to the Subscribers and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available for the resale of the Underlying Shares and ensure that the applicable Registration Statement or any subsequent shelf registration statement is free of any material misstatements or omissions until the earliest of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Underlying Shares (if any) shall have been sold, or (iii) the first date on which the Subscribers can sell all of their Underlying Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (such period, the “Registration Period”). Subject to receipt from the applicable Subscriber by the Issuer’s and the Issuer’s transfer agent of customary representations and other documentation reasonably acceptable to the Issuer in connection therewith, a Subscriber may request that the Issuer remove any legend from the book entry position evidencing its Underlying Shares and the Issuer will, if required by the Issuer’s transfer agent, use its commercially reasonable efforts to cause an opinion of the Issuer’s counsel be provided, in a form reasonably acceptable to the Issuer’s transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as the Underlying Shares (1) are subject to or have been or may be sold or transferred pursuant to an effective registration statement, (2) have been or may be sold pursuant to Rule 144, or (3) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Underlying Shares, or another exemption from registration. If restrictive legends are no longer required for the Underlying Shares pursuant to the foregoing, the Issuer shall, in accordance with the provisions of this Section and within five (5) trading days of any request therefor from a Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Issuer’s transfer agent irrevocable instructions to make a new, unlegended entry in book-entry form or by electronic delivery through The Depository Trust Company for such Underlying Shares. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such issuance. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow a Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Class A Common Shares for so long as such Subscriber holds Underlying Shares, the Issuer shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable such Subscriber to sell the Underlying Shares (if any) under Rule 144 for so long as such Subscriber holds any Convertible Notes; and furnish to such Subscriber, promptly upon such Subscriber’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit such Subscriber to sell such securities pursuant to Rule 144 without registration. “Underlying Shares” shall be deemed to include, as of any date of determination, any equity security issued or issuable with respect to the Underlying Shares (if any) by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event. “Holder” shall mean a Subscriber or any affiliate of a Subscriber or any other person to whom the rights under this Section 5 shall have been assigned. The Issuer’s obligations to include the Underlying Shares in the Registration Statement are contingent upon a Subscriber furnishing in writing to the Issuer such information regarding such Subscriber, the securities of the Issuer held by such Subscriber and the intended method of disposition of the Underlying Shares as shall be reasonably requested by the Issuer to effect the registration of the Underlying Shares, and such Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder; provided, however, that such Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Underlying Shares. In the case of the registration effected by the Issuer pursuant to this Convertible Note Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscribers as to the status of such registration.

(b) Notwithstanding anything to the contrary contained herein, the Issuer may delay or postpone filing of such Registration Statement, and from time to time require the Subscribers not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or such event the Issuer’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or if the Commission issues any stop order suspending the effectiveness of any Registration Statement or indicates the intention to initiate any proceedings for such purpose (each such circumstance, a “Suspension Event”); provided, that, (x) the Issuer shall not so delay filing or so suspend the use of the Registration Statement for a period (each such period, a “Deferral Period”) of more than (i) sixty (60) consecutive days or (ii) more than ninety (90) total calendar days, or more than two (2) Deferral Periods, in each case of this clause (ii), in any three hundred sixty (360) day period and (y) the Issuer shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscribers of such securities as soon as practicable thereafter; provided that clause (i) of the definition of “Registration Period” shall be extended by the duration of any such Deferral Period.

(c) Upon receipt of any written notice from the Issuer (which notice shall not contain any material nonpublic information regarding the Issuer) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Subscriber agrees that (i) it will immediately discontinue offers and sales of the Underlying Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Issuer, each Subscriber will deliver to the Issuer, or in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Underlying Shares in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Underlying Shares shall not apply (x) to the extent such Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(d) The Issuer shall advise the Subscribers within two (2) Business Days:

(i)

when a Registration Statement or any amendment thereto has been filed with the Commission and when any of the foregoing shall have been declared effective by the Commission, and any request by the Commission for an amendment or supplement thereto or to any prospectus included therein;

(ii)	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)

of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Underlying Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)

subject to the provisions in this Convertible Note Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising the Subscribers of such events, provide the Subscribers with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to the Subscribers of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer.

(e) The Issuer shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(f) Except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Convertible Note Subscription Agreement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to holders of the Underlying Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) The Issuer shall use its commercially reasonable efforts to cause all Underlying Shares (when issued) to be listed on each securities exchange or market, if any, on which the Class A Common Shares have been listed.

(h) The Issuer shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Underlying Shares (if any) issuable upon conversion of the Convertible Notes required hereby.

(i) If any of the following events shall occur (each, a Registration Default”), then the Issuer will pay additional interest on the Convertible Notes (“Additional Interest”) as follows:

(i)

the Registration Statement has not been filed with the Commission by the Filing Date or has not become effective on or before the Effectiveness Deadline, then Additional Interest will accrue on the aggregate outstanding principal amount of the Convertible Notes at a rate of 0.25% per annum for the first 90 days beginning on, and excluding, the Filing Date or the Effectiveness Deadline, as applicable, and 0.50% per annum thereafter;

(ii)

if the Registration Statement has become effective but ceases to be effective or usable for the offer and sale of the Underlying Shares (other than in connection with (i) a Suspension Event; or (ii) as a result of filing a post-effective amendment solely to add additional selling securityholders) at any time during the Registration Period and the Issuer does not cure the lapse of effectiveness or usability within ten (10) Business Days (or, if a Deferral Period is then in effect, within ten (10) Business Days after the expiration of such Deferral Period), then Additional Interest will accrue on the aggregate outstanding principal amount of the Convertible Notes at a rate of 0.25% per annum for the first ninety (90) days beginning on, and including, the day following such tenth (10th) Business Day and 0.50% per annum thereafter;

(iii)

if the Issuer, through its omission, fails to name as a selling securityholder any Subscriber that had complied timely with its obligations hereunder in a manner to entitle such Subscriber to be so named in

(i) the Registration Statement at the time it first became effective; or (ii) any prospectus included in such Registration Statement at the time it is filed with the Commission (or, if later, the effective date of such Registration Statement), then Additional Interest will accrue on the aggregate outstanding principal amount of the Convertible Notes held by such Subscriber at a rate of 0.25% per annum for the first ninety (90) days beginning on, and including, the day following the effective date of such Registration Statement or the filing of the prospectus included in such Registration Statement, as applicable, and 0.50% per annum thereafter; and

(iv)

if the aggregate duration of Deferral Periods in any period exceeds the number of days permitted in respect of such period pursuant to Section 5(a) hereof, then, commencing on the day the aggregate duration of Deferral Periods in such period exceeds the number of days permitted in respect of such period, Additional Interest will accrue on the aggregate outstanding principal amount of the Convertible Notes at a rate of 0.25% per annum for the first ninety (90) days beginning on, and including, and including such date, and 0.50% per annum thereafter;

provided, however, that (1) upon the filing and effectiveness of the Registration Statement (in the case of paragraph (i) above), (2) upon such time as the applicable Registration Statement becomes effective and usable for resales (in the case of paragraph (ii) above), (3) upon such time as such Subscriber is permitted to sell its Underlying Shares pursuant to any Registration Statement and the related prospectus in accordance with applicable law (in the case of paragraph (iii) above), (4) upon the termination of the applicable Deferral Period (in the case of paragraph (iv) above), or (5) in any case, upon the expiration of the Registration Period, Additional Interest will cease to accrue on account of the applicable Registration Default (it being understood that nothing in this sentence will prevent Additional Interest from accruing as a result of any other Registration Default during the Registration Period).

(j) Any Additional Interest due pursuant to Section 5(i) will be payable in cash in the same manner and on the same dates as the stated interest payable on the Convertible Notes. If any Convertible Note ceases to be outstanding during any period for which Additional Interest is accruing, the Issuer will prorate the Additional Interest payable with respect to such Convertible Note.

(k) Additional Interest will not accrue on the Convertible Notes at a rate that exceeds 0.50% per annum in the aggregate and will not be payable under more than one clause above for any given period of time, except that if Additional Interest would be payable because of more than one Registration Default, but at a rate of 0.25% per annum under one Registration Default and at a rate of 0.50% per annum under the other, then the Additional Interest rate will be the higher rate of 0.50% per annum. In no event will the Additional Interest payable under this Convertible Note Subscription Agreement, together with any special interest (other than default interest) payable under the Indenture, accrue on any date on a Note at a combined rate per annum that exceeds 0.50%.

(l) Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, in no event will Additional Interest accrue on the Underlying Shares issued upon conversion of Convertible Notes.

(m) At any time during the Registration Period when an effective Registration Statement is on file with the Commission, a Subscriber may from time to time request to sell all or any portion of its Underlying Shares in a registered offering in which the Underlying Shares are sold to an underwriter in a firm commitment underwriting for distribution to the public (an “Underwritten Shelf Takedown”); provided that the Issuer shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Underlying Shares proposed to be sold by such Subscriber and other Subscribers exercising demand rights pursuant to this Section 5(m) with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for an Underwritten Shelf Takedown shall be made by giving written notice to the Issuer, which shall specify the approximate number of Underlying Shares proposed to be sold in the Underwritten Shelf Takedown. The Issuer shall have the right to select the underwriter for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the demanding Subscriber’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). A Subscriber may not demand, on a combined basis with the other Subscribers and the Other Subscriber(s), more than two Underwritten Shelf Takedowns pursuant to this Section 5(m) in any 12-month period. Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, the Issuer may effect any underwritten offering pursuant to any then effective Registration Statement, that is then available for such offering. If the managing underwriter or underwriters in an Underwritten Shelf Takedown, in good faith, advises the Issuer, the demanding Subscriber, any other Subscribers requesting piggyback rights pursuant hereto with respect to such Underwritten Shelf Takedown and any Other Subscribers requesting piggyback rights pursuant to the Other Subscription Agreement(s) with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) in writing that the dollar amount or number of Class A Common Shares that the demanding Subscriber and Requesting Holders (if any) desire to sell, taken together with all other Class A Common Shares or other equity securities that the Issuer desires to sell and all other Class A Common Shares or other equity securities, if any, that have been requested to be sold in such underwritten offering pursuant to separate written contractual piggyback registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such underwritten offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Issuer shall include in such underwritten offering, before including any Class A Common Shares or other equity securities proposed to be sold by the Issuer or by other holders of Class A Common Shares or other equity securities, the Class A Common Shares of the demanding Subscriber and the Requesting Holders (if any) (pro rata based on the respective number of Class A Common Shares that the demanding Subscriber and each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Class A Common Shares that the demanding Subscriber and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Class A Common Shares to be sold in accordance with the above provisions, the Issuer or the underwriters may round the number of shares allocated to the nearest 100 shares. The Issuer shall not be required to include any Underlying Shares in such Underwritten Shelf Takedown unless the applicable Subscriber accepts the terms of the underwriting proposed by the underwriters and each Subscriber agrees to enter into such agreements and deliver such certificates and opinions as reasonably or customarily requested by the underwriters. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, each Subscriber shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Issuer and the underwriters of its intention to withdraw from such Underwritten Shelf Takedown; provided that the Requesting Holders may elect to have the Issuer continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Class A Common Shares proposed to be sold in the Underwritten Shelf Takedown by the Requesting Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of this Section 5(m), unless either (i) the Subscribers have not previously withdrawn any Underwritten Shelf Takedown or (ii) the Subscribers reimburse the Issuer for all expenses with respect to such Underwritten Shelf Takedown; provided that, if the Requesting Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Requesting Holders, for purposes of Section 5(m). Following the receipt of any Withdrawal Notice, the Issuer shall promptly forward such Withdrawal Notice to the Requesting Holders.

(n) If the Issuer or any Subscriber Party proposes to conduct a registered offering of, or if the Issuer proposes to file a registration statement under the Securities Act with respect to the registration of Class A Common Shares, for its own account or for the account of stockholders of the Issuer (or by the Issuer and by the stockholders of the Issuer including, without limitation, an Underwritten Shelf Takedown pursuant to Section 5(m)), other than a registration statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a registration statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Issuer or, (iv) for a dividend reinvestment plan, (v) for a rights offering, (vi) for a block trade with a two (2)-day or less marketing period, or (vii) for an otherwise coordinated registered offering through a broker, sales agent or distribution agent, whether as agent or principal, then the Issuer shall give written notice of such proposed offering to the Subscribers as soon as practicable but not less than five (5) days before the anticipated filing date of such registration statement or, in the case of an underwritten offering pursuant to a shelf registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any, in such offering, and (B) offer to each Subscriber the opportunity to include in such registered offering such number of Underlying Shares as such Subscriber may request in writing within two (2) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to this Section 5(n), the Issuer shall, in good faith, cause such Underlying Shares to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing underwriter or underwriters of such Piggyback Registration to permit the Underlying Shares requested by the applicable Subscriber pursuant to this Section 5(n) to be included therein on the same terms and conditions as any similar securities of the Issuer included in such registered offering and to permit the sale or other disposition of such Underlying Securities in accordance with the intended method(s) of distribution thereof. The inclusion of a Subscriber’s Underlying Shares in a Piggyback Registration shall be subject to such Subscriber’s agreement to enter into such agreements and deliver such certificates and opinions as reasonably or customarily requested by the underwriters. If the managing underwriter or underwriters in an underwritten offering that is to be a Piggyback Registration, in good faith, advises the Issuer and the Subscriber participating in the Piggyback Registration in writing that the dollar amount or number of Class A Common Shares or other equity securities that the Issuer desires to sell, taken together with (i) the Class A Common Shares or other equity securities, if any, as to which registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than any Subscriber or any Other Subscriber(s), (ii) the Underlying Shares as to which registration has been requested pursuant to Section 5(n) hereof, and (iii) the Class A Common Shares or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Issuer (the “Other Piggyback Parties”), exceeds the Maximum Number of Securities, then: (i) if the registration or registered offering is undertaken for the Issuer’s account, the Issuer shall include in any such registration or registered offering (A) first, the Class A Common Shares or other equity securities that the Issuer desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Class A Common Shares or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to that certain Amended and Restated Registration Rights Agreement, to be dated the Closing Date, among Holdings, the Issuer and certain equityholders of the Issuer (the “Registration Rights Agreement”); (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Shares of the applicable Subscriber(s) and Other Subscriber(s) exercising their rights to register their Class A Common Shares pursuant to Section 5(n) hereof or Section 5(n) of the Other Subscription Agreement(s), in each case, pro rata, based on the respective number of Class A Common Shares that each Subscriber Party has requested be included in such underwritten offering, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Shares or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of the Other Piggyback Parties, which can be sold without exceeding the Maximum Number of Securities; (ii) if the registration or registered offering is pursuant to a request by persons or entities other than the Subscriber Parties, then the Issuer shall include in any such registration or registered offering (A) first, the Class A Common Shares or other equity securities, if any, of such requesting persons or entities, other than the Subscriber Parties, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Class A Common Shares or other equity securities, if any, as to which registration or a registered offering has been requested pursuant to the Registration Rights Agreement, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Shares of the applicable Subscriber(s) and Other Subscriber(s) exercising their rights to register their Class A Common Shares pursuant to Section 5(n) hereof or Section 5(n) of the Other Subscription Agreement(s), in each case, pro rata, based on the respective number of Class A Common Shares that each Subscriber Party has requested be included in such underwritten offering, which can be sold without exceeding the Maximum Number of Securities; (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Shares or other equity securities that the Issuer desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (E) fifth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B), (C) and (D), the Class A Common Shares or other equity securities, if any, (x) as to which registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of the Other Piggyback Parties and (y) for the account of the other persons or entities that the Issuer is obligated to register pursuant to separate written contractual arrangements with such persons or entities, in each case, pro rata based on the respective number of Class A Common Shares that each Other Piggyback Party or other person or entity has requested to be included in such underwritten offering, which can be sold without exceeding the Maximum Number of Securities. Each Subscriber shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Issuer and the managing underwriter or underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the registration statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a shelf registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Issuer (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a registration statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Registration Statement) at any time prior to the effectiveness of such registration statement.

(o) For the avoidance of doubt, no Registration Default or other default under or failure to comply with any provision of this Convertible Note Subscription Agreement will result in a default under the Indenture.

Section 6. Termination. This Convertible Note Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Convertible Note Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Convertible Note Subscription Agreement are not satisfied on or prior to the Closing Date, or become incapable of being satisfied on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Convertible Note Subscription Agreement are not consummated at the Closing, or (d) written notice of such termination from any party to any other party anytime on or after July 6, 2022, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Issuer shall notify the Subscribers of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence and the last two sentences of this Section 6, this Convertible Note Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by the Subscribers to the Issuer in connection herewith shall promptly (and in any event within one Business Day) following the Termination Event be returned to the Subscribers Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, in the event the Acquisition Merger or any other transaction pursuant to which the Issuer or any of its Affiliates acquires the Target or any of its subsidiaries or Affiliates (the “Target Group”), a majority of the Target’s equity interests or those of any of the

Target Group or all or substantially all of the assets of the Target or the Target Group is consummated, in either case with equity or debt financing in lieu of the issuance and sale of any of the Convertible Notes pursuant to this Convertible Note Subscription Agreement, the Issuer shall pay to the Subscribers on the date the Transactions or such other transaction is consummated (the “Merger Closing Date”), as liquidated damages, an amount in cash equal to the aggregate amount of interest that would have accrued at the stated interest rate on the aggregate principal amount of Convertible Notes that the Subscribers would have purchased or been required to purchase had Closing occurred on the Merger Closing Date, from such Merger Closing Date to, but excluding, the date that is one year from the Merger Closing Date. For the avoidance of doubt, such interest shall exclude any Additional Interest or special interest and if neither the Acquisition Merger nor such other transaction is consummated, such amount shall not be payable.

Section 7. Trust Account Waiver. Each Subscriber hereby acknowledges that as described in the Issuer’s prospectus relating to its initial public offering dated October 5, 2020, the Issuer has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Issuer’s public stockholders and the underwriters of the IPO. For and in consideration of the Issuer entering into this Convertible Note Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), arising out of this Convertible Note Subscription Agreement regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Convertible Note Subscription Agreement and (c) agrees it will not seek recourse against the Trust Account with respect to any Released Claims; provided, however, that nothing in this Section 7 shall (x) serve to limit or prohibit each Subscriber’s right to pursue a claim against the Issuer for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Issuer’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Issuer), for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that each Subscriber may have in the future against the Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Issuer’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Issuer) or (z) be deemed to limit any Subscriber Party’s right to distributions from the Trust Account in accordance with the Issuer’s amended and restated certificate of incorporation in respect of Class A Common Shares of the Issuer acquired by any means other than pursuant to this Convertible Note Subscription Agreement. Each Subscriber agrees and acknowledges that such irrevocable waiver is material to this Convertible Note Subscription Agreement and specifically relied upon by the Issuer and its affiliates to induce the Issuer to enter into this Convertible Note Subscription Agreement, and each Subscriber further intends and understands such waiver to be valid, binding and enforceable against such Subscriber and each of its affiliates under applicable law. To the extent any Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Issuer or its representatives or affiliates, which proceeding seeks, in whole or in part, monetary relief against the Issuer or its representatives or affiliates, each Subscriber hereby acknowledges and agrees that such Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom other than any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or any amounts contained therein.

Section 8. Indemnity.

(a) The Issuer, shall not withstanding any termination of this Convertible Note Subscription Agreement, indemnify, defend and hold harmless, to the fullest extent permitted by law, each Subscriber, their respective directors, officers, partners, managers, members, employees, advisors and agents, and each person who controls a Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of a Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable external attorneys’ fees and expenses as reasonably incurred (including, without limitation, in connection with defending or investigating any such action or claim) (collectively, “Losses”) that arise out of, relate to or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any form of prospectus included in any Registration Statement or in any preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under Section 5, except to the extent and only to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding a Subscriber furnished in writing to the Issuer by or on behalf of such Subscriber expressly for use therein. The Issuer shall notify the Subscribers promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 8 of which the Issuer is aware.

(b) Each Subscriber agrees, severally and not jointly (and severally and not jointly with any person that is party to the Other Subscription Agreements or any other person), to indemnify and hold harmless the Issuer, its directors, officers, employees and agents, and each person who controls the Issuer (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Issuer against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information regarding a Subscriber so furnished in writing by or on behalf of such Subscriber expressly for use therein. In no event shall the liability of a Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Convertible Notes purchased pursuant to this Convertible Note Subscription Agreement and the corresponding Underlying Shares (if any) giving rise to such indemnification obligation.

(c) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgement a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (not to be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and any settlement pursuant hereto shall not include a statement or admission of fault or culpability on the part of such indemnified party and shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Convertible Note Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Convertible Notes purchased pursuant to this Convertible Note Subscription Agreement and the corresponding Underlying Shares (if any).

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, subject to Section 7, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(e) by any seller of Convertible Notes or Underlying Shares shall be limited in amount to the dollar amount of net proceeds received by such seller from the sale of such Convertible Notes or Underlying Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Convertible Note Subscription Agreement.

Section 9. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient (with no mail undeliverable or other rejection notice), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) Each Subscriber acknowledges that the Issuer and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of such Subscriber contained Section 4 of this Convertible Note Subscription Agreement. Prior to the Closing, each Subscriber agrees to promptly notify the Issuer and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Subscriber set forth herein are no longer accurate in all material respects. Each Subscriber acknowledges and agrees that each purchase by such Subscriber of Convertible Notes from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by such Subscriber as of the time of such purchase. The Issuer acknowledges that the Subscribers will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Convertible Note Subscription Agreement. Prior to the Closing, Issuer agrees to promptly notify the Subscribers and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of any Subscriber set forth herein are no longer accurate in all material respects.

(c) Each of the Issuer, the Placement Agent and each Subscriber is irrevocably authorized to produce this Convertible Note Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) The Issuer shall reimburse the reasonable and documented out-of-pocket fees and expenses of counsel for the Subscribers, regardless of whether the Closing Date occurs and/or any Convertible Notes are issued and sold hereunder (including, for the avoidance of doubt, if the Issuer is required to pay the Subscribers the amount of liquidated damages described in Section 6 hereof), in an amount not to exceed (x) if the Closing Date occurs and any Convertible Notes are issued and sold hereunder, $300,000, which shall be payable on the Closing Date and (y) if the Closing Date does not occur and/or no Convertible Notes are issued and sold hereunder, $150,000, which shall be payable on the earlier of (i) July 6, 2022 and (ii) the date of termination of this Convertible Note Subscription Agreement in accordance herewith. For the avoidance of doubt, other than as expressly set forth in this Convertible Note Subscription agreement, the Subscribers shall pay all of their own expenses in connection with this Convertible Note Subscription Agreement and the transactions contemplated herein.

(e) Neither this Convertible Note Subscription Agreement nor any rights that may accrue to any Subscriber hereunder (other than the Convertible Notes acquired hereunder and the corresponding Underlying Shares (if any) and such Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Issuer hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Issuer may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Issuer). Notwithstanding the foregoing, a Subscriber may assign its rights and obligations under this Convertible Note Subscription Agreement to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Subscriber or, with the Issuer’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by such Subscriber, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of such Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve any Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless expressly agreed to in writing by the Issuer.

(f) All the agreements, representations and warranties made by each party hereto in this Convertible Note Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Issuer may request from any Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of such Subscriber to acquire the Convertible Notes and to register the Underlying Shares (if any) for resale, and each Subscriber shall provide such information as may be reasonably requested; provided that the Issuer agrees to keep any such information provided by a Subscriber confidential unless otherwise required by law, subpoena or regulatory request or requirement. Each Subscriber acknowledges that subject to the conditions set forth in Section 9(s), the Issuer may file a copy of this Convertible Note Subscription Agreement with the Commission as an exhibit to a periodic report of the Issuer or a registration statement of the Issuer.

(h) This Convertible Note Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the Target and each of the parties hereto.

(i) This Convertible Note Subscription Agreement, including the form of indenture attached hereto, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Convertible Note Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 8, Section 9(b), Section 9(c), Section 9(e), Section 9(h), and this Section 9(j), this Convertible Note Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Convertible Note Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Convertible Note Subscription Agreement is being entered into in order to induce the Issuer to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Convertible Note Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Convertible Note Subscription Agreement and to enforce specifically the terms and provisions of this Convertible Note Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Issuer shall be entitled to seek specific performance of the Subscribers’ obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) If any provision of this Convertible Note Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Convertible Note Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(m) No failure or delay by a party hereto in exercising any right, power or remedy under this Convertible Note Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Convertible Note Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Convertible Note Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(n) This Convertible Note Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(o) This Convertible Note Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(p) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT.

(q) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Convertible Note Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, in each case located in the Borough of Manhattan (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Convertible Note Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Convertible Note Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(r) This Convertible Note Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Convertible Note Subscription Agreement, or the negotiation, execution or performance of this Convertible Note Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Convertible Note Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby. Each of the Issuer and each Subscriber further acknowledges and agrees that the Placement Agent is a third party beneficiary of the representations and warranties of the Issuer and the Subscribers set forth in Section 3 and Section 4, respectively, in this Convertible Note Subscription Agreement.

(s) The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Convertible Note Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the PIPE Subscription Agreements, the Transactions and any other material, nonpublic information regarding the Transactions, the Issuer or the Target that the Issuer provided to the Subscribers on or prior to the date hereof. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, no Subscriber shall be in possession of any material, nonpublic information regarding the Issuer received from the Issuer or any of its officers, directors, or employees or agents, and the Subscribers shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer, the Placement Agent or any of their respective affiliates in connection with the Transactions; provided, that the foregoing shall not apply to the extent that a Subscriber or any of its affiliates is an investor in Target as of the date hereof. Notwithstanding anything in this Convertible Note Subscription Agreement to the contrary, the Issuer (i) shall not publicly disclose the name of any Subscriber or any of its affiliates or advisers, or include the name of any Subscriber or any of its affiliates or advisers in any press release, investor presentations or marketing materials, without the prior written consent of such Subscriber and (ii) shall not publicly disclose the name of any Subscriber or any of its affiliates or advisers, or include the name of any Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of such Subscriber, except as required by the federal securities law, regulatory agency or under the regulations of NYSE or Nasdaq, as applicable, in which case the Issuer shall, to the extent permissible, provide such Subscriber with prior written notice of such disclosure permitted hereunder. The Subscribers will promptly provide any information reasonably requested by the Issuer or any of its affiliates for any required regulatory application or required filing to be made or required approval sought in connection with the Transactions (including filings with the Commission). Each Subscriber may disclose the name of the Issuer, Target and/or any other parties associated with the Subscription or the Transactions and the terms of this Convertible Note Subscription Agreement, as required by federal securities laws and regulations, any regulatory agency or under the regulations of the NYSE or Nasdaq, as applicable, or otherwise to the extent consistent with such Subscriber’s public filings and disclosures regarding similar transactions.

(t) The obligations of each Subscriber under this Convertible Note Subscription Agreement are several and not joint with the obligations of any other Subscriber or with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and no Subscriber shall be responsible in any way for the performance of the obligations of any other Subscriber or any Other Subscriber under this Convertible Note Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of each Subscriber to purchase Convertible Notes pursuant to this Convertible Note Subscription Agreement has been made by such Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither any Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by any Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute any Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that any Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Convertible Note Subscription Agreement and the Other Subscription Agreements. Each Subscriber acknowledges that no Other Subscriber has acted as agent for such Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of any Subscriber in connection with monitoring its investment in the Convertible Notes and the Underlying Shares (if any) or enforcing its rights under this Convertible Note Subscription Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Convertible Note Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(u) Each Subscriber hereby acknowledges and agrees that, (A) from the date hereof until the Closing Date, such Subscriber will not, nor will any person acting at such Subscriber’s direction or pursuant to any understanding with such Subscriber, directly or indirectly (i) offer, sell, transfer, pledge, or contract to sell any of the Convertible Notes and/or any of the Underlying Shares or (ii) sell any option, engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) relating to any of the Convertible Notes and/or any of the Underlying Shares, and (B) during the period from the Closing Date until the date six (6) months following the Closing Date, no Subscriber will, nor will any person acting at any Subscriber’s direction or pursuant to any understanding with any Subscriber, directly or indirectly (i) offer, sell, transfer, pledge, or contract to sell more than 50% of such Subscriber’s initial holdings of the Convertible Notes and/or the Underlying Shares (other than to an affiliate of such Subscriber) or (ii) execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act), including through total return swaps, relating to more than 50% of such Subscriber’s initial holdings of the Convertible Notes and/or the Underlying Shares; provided that, solely during the period from the Closing Date until the date six (6) months following the Closing Date, such transactions referred to in this clause (B)(ii) may be effected in, or relating to, the Class A Common Shares if the closing sale price per share of the Class A Common Share exceeds $12 (as adjusted for share splits, share dividends, recapitalizations, reorganizations and similar transactions) (or, if different, the then-effective “Conversion Price” (to be defined in the Indenture)) for each of at least seven (7) days on which trading in the Class A Common Shares generally occurs on NYSE or Nasdaq, as applicable, (each such day, a “Trading Day”) during any ten (10) consecutive Trading Day period, and the restrictions in clause (B)(ii) above shall be of no further force or effect in respect of such transactions in any or all of the Convertible Notes held by such Subscriber, provided such Subscriber remains in compliance with its obligations under clause (B)(i) above. For the avoidance of doubt, this Section 9(u) shall not prohibit a Subscriber from buying or selling any options or other derivative securities or engaging in other hedging activities (except to the extent explicitly prohibited above), or prohibit the conversion of the Convertible Notes at any time (and any such conversion shall not be deemed to be a transaction of the type contemplated in clause (B) above), or prohibit any Subscriber from effectuating any transaction permitted under clause (B)(i) and under clause (B)(ii) simultaneously or otherwise (for example, a Subscriber shall be permitted, during the six month period following Closing, to transfer up to 50% of its initial holdings of the Convertible Notes and/or Underlying Shares while shorting the remaining 50%), or apply to any sale or other transaction described under clauses (B)(i) and (B)(ii) (including the exercise of any redemption right) in respect of securities of the Issuer (i) held by such Subscriber, its controlled affiliates or any person or entity acting on behalf of such Subscriber or any of its controlled affiliates prior to the execution of this Convertible Note Subscription Agreement or (ii) purchased by such Subscriber, its controlled affiliates or any person or entity acting on behalf of such Subscriber or any of its controlled affiliates in open market transactions or otherwise after the execution of this Convertible Note Subscription Agreement. Notwithstanding the foregoing, (1) nothing herein shall prohibit other entities under common management with a Subscriber that have no knowledge of this Convertible Note Subscription Agreement or of such Subscriber’s participation in the Subscription (including such Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales and (2) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 9(u) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Convertible Notes covered by this Convertible Note Subscription Agreement. For the avoidance of doubt, the Issuer will not be obligated to provide back leverage to any Subscriber or any assistance with any pledge or other financing relating to the Convertible Notes or any Underlying Shares.

(v) Subject to and upon the remaining terms of this Section 9(v), each Subscriber shall be entitled to (but not obligated to) exchange (a) all or any portion of amounts owed to such Subscriber under Target’s existing term loan facility (the “Term Loan”) (including all accrued and unpaid interest and other fees and payment obligations due thereunder) (collectively, “Term Loan Obligations”) and/or (b) all or any portion of the warrants to purchase equity securities of Target (“Target Warrants”) held by such Subscriber into the Convertible Notes. In the event that a Subscriber elects to complete such exchange(s), (i) the amount of any Term Loan Obligations elected to be so exchanged will be cancelled prior to, but subject to the occurrence of, the Acquisition Effective Time and the issuance of the Convertible Notes and such amount shall be credited to the Purchase Price hereunder (the “Loan Exchange Amount”) and/or (ii) any Target Warrants elected to be so exchanged (“Exchanged Warrants”) will be cancelled and an amount equal to the product of (A) the number of shares of Target common stock issuable upon exercise of the Exchanged Warrants (on an as-converted basis), (B) the Exchange Ratio (as defined in the Transaction Agreement), and (C) ten (10) (such amount, the “Warrant Exchange Amount” and together with the Loan Exchange Amount, the “Exchange Amount”) will be credited to the Purchase Price hereunder on a dollar-for-dollar basis. In addition, each Subscriber shall be entitled to allocate such Exchanged Warrants or such Loan Exchange Amount to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Subscriber. Each Subscriber shall provide written notice to the Target of its election to complete such exchange (the “Exchange Notice”) no later than ten (10) Business Days prior to the Closing (provided the Issuer has provided the Subscribers with not less than twenty (20) Business Days’ prior written notice of the anticipated Closing Date (or such shorter period as the Subscribers may agree in their sole discretion)), and such Exchange Notice shall include the total Loan Exchange Amount and number of Exchanged Warrants for each such Subscriber. If the Closing Date has not occurred prior to April 16, 2022, then on or after such date, the Issuer may request each Subscriber (and each such Subscriber shall be then obligated) to increase the principal amount of the Convertible Notes to be purchased by such Subscriber pursuant to this Convertible Note Subscription Agreement at the same Purchase Price per Convertible Note, up to the Additional Commitment Exchange Amount (as defined below); provided that the aggregate principal amount so requested across all Subscribers shall in no event exceed $6,000,000 and the Subscribers shall not be required to increase their commitment in any case in excess of $6,000,000 in the aggregate. For the avoidance of doubt the foregoing sentence shall not affect the rights of any Subscriber to exchange any or all of its Target Warrants pursuant to this clause (v) for a credit to the Purchase Price hereunder on a dollar for dollar basis (including with respect to any April 16 Warrants (as defined below)). “Additional Commitment Exchange Amount” means an amount, not to exceed $6,000,000, equal to the Warrant Exchange Amount (as calculated in the same manner above) with respect to up to 3,061,416 Target Warrants in the aggregate for all Subscribers, solely to the extent and only with respect to the number of such Target Warrants that actually vest with respect to any such Subscriber on April 16, 2022 (such Target Warrants that vest on such date, the “April 16 Warrants”).

(w) During the period from the Closing Date until the occurrence of such time as less than 25% of aggregate principal amount of Convertible Notes issued under the Indenture on the Closing Date are outstanding, to the extent the Issuer or any of its subsidiaries intends to issue Indebtedness (as defined in the Indenture) pursuant to Section 3.10(B)(xvi) of the Indenture or any refinancing thereof that constitutes a debt instrument that is convertible or exchangeable into the Class A Common Shares (such debt instrument, an “Alternative Secured Convertible Note”, and such issuance, an “Alternative Secured Convertible Note Offering”), the Issuer shall provide written notice no later than the third (3rd) Business Day prior to the expected pricing date of such Alternative Secured Convertible Note Offering. Subject to and upon the remaining terms of this Section 9(w), each Subscriber shall be entitled to (but not obligated to) exchange all or any portion of its then-outstanding Convertible Notes, by reference to their principal amount (i.e., face value) (such amount, the “Convertible Note Exchange Amount”) into such Alternative Secured Convertible Notes. In the event that a Subscriber elects to complete such exchange(s), the amount of any Convertible Notes elected to be so exchanged will be cancelled immediately prior to, but subject to the occurrence of, the closing of such Alternative Secured Convertible Note Offering and such Convertible Note Exchange Amount shall be credited to the purchase price of such Alternative Secured Convertible Notes on a dollar-for-dollar basis based on the principal amount of such Convertible Note Exchange Amount and the issue price of the Alternative Secured Convertible Notes. Each Subscriber shall provide written notice to the Issuer of its election to complete such exchange no later than three (3) Business Days following receipt of such notice from the Issuer (or such longer period as the Issuer may agree in its sole discretion), and such notice from such Subscriber shall include the total Convertible Note Exchange Amount.

(Signature pages follow)

IN WITNESS WHEREOF, each of the Issuer and the Subscribers has executed or caused this Convertible Note Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

FIRSTMARK HORIZON ACQUISITION CORP.

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

with a copy (not to constitute notice) to:

ATTN:
EMAIL:

[Signature Page to Subscription Agreement]

SUBSCRIBER:

[ ]

By:
Name:
Title:

Address for Notices:

ATTN:
EMAIL:

Name in which shares are to be registered:

[Signature Page to Subscription Agreement]

SCHEDULE I

Subscriber	Aggregate Principal Amount of Convertible Notes to be Purchased

Total

Each Subscriber must pay the applicable Purchase Price by wire transfer of United States dollars in immediately available funds to Escrow Account specified by the Issuer in the Closing Notice.

ANNEX A

FORM OF INDENTURE

[●]

as Issuer,

THE GUARANTORS PARTY HERETO,

as Guarantors,

and

U.S. BANK NATIONAL ASSOCIATION

as Trustee and Collateral Agent

INDENTURE

Dated as of [●]

[●]*% Convertible Senior Notes due [2026][2027]†

*

If the Closing Surviving Corporation Cash (as defined in the Business Combination Agreement) is (1) more than or equal to $[440] million, then [7.25]%; (2) more than or equal to $[390] million but less than $[440] million, then [7.50]%; and (3) less than $[390] million, then [7.75]%.

†	Maturity of 5 years from issuance

Section 13.12.	Calculations	I-145
Section 13.13.	Severability; Entire Agreement	I-145
Section 13.14.	Counterparts	I-145
Section 13.15.	Table of Contents, Headings, Etc.	I-146
Section 13.16.	Withholding Taxes	I-146

Exhibits

Exhibit A: Form of Note	I-148

Exhibit B-1: Form of Restricted Note Legend	I-159

Exhibit B-2: Form of Global Note Legend	I-160

Exhibit B-3: Form of Non-Affiliate Legend	I-161

Exhibit C: Form of Subordination Agreement	I-162

Exhibit D: Forms of Intercreditor Agreements	*I-163

Exhibit E: Form of Supplemental Indenture	I-164

Exhibit F: Form of Notation of Guarantee	I-167

*	NTD: Exhibits C and D to be negotiated and finalized between signing and closing. Exhibit D to include forms of pari passu and junior intercreditor agreements.

INDENTURE, dated as of [●], between [●], a Delaware corporation, as issuer (the “Company”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”).

Each party to this Indenture (as defined below) agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders (as defined below) of the Company’s [●]% Convertible Senior Notes due [2026][2027] (the “Notes”).

Article 1. DEFINITIONS; RULES OF CONSTRUCTION

Section 1.01. Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming, a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning ascribed to it in the Subscription Agreement.

“Affiliate” has the meaning set forth in Rule 144 as in effect on the Issue Date.

“Asset Sale” means:

(1) the sale, lease, conveyance, license or other disposition of any assets or rights (whether in a single transaction or a series of related transactions), provided that the sale, lease, conveyance, license or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by Article 6; and

(2) the issuance of Equity Interests by any of the Company’s Subsidiaries or the sale of Equity Interests in any of the Company’s Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or one of its Subsidiaries).

Notwithstanding anything to the contrary in the preceding paragraph, none of the following items will be deemed to be an Asset Sale:

(1) [Reserved]

(2) a transfer of assets (including, without limitation, Equity Interests) between or among the Company and the Guarantors;

(3) a transfer of assets from a Subsidiary that is not a Guarantor to the Company, a Guarantor or a Subsidiary that is not a Guarantor;

(4) an issuance of Equity Interests by a Subsidiary of the Company to the Company or a Guarantor, and an issuance of Equity Interests by a Subsidiary of the Company that is not a Guarantor to a Subsidiary of the Company that is not a Guarantor;

(5) any sale or other disposition of damaged, worn-out or obsolete assets or assets otherwise unsuitable or no longer required for use in the ordinary course of the business of the Company and its Subsidiaries (including the abandonment or other disposition of property that is, in the reasonable judgment of the Company, no longer profitable, economically practicable to maintain or useful in the conduct of the business of the Company and its Subsidiaries, taken as a whole);

(6) a Restricted Payment that does not violate Section 3.08, or a Permitted Investment;

(7) the sale, lease, sublease, license, sublicense, consignment, conveyance or other disposition of products, services, inventory and other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition (for the avoidance of doubt, licenses, sublicenses and other dispositions of rights in patents, trademarks, copyrights, know-how or other Intellectual Property shall be deemed not be in the ordinary course);

(8) a disposition of leasehold improvements or leased assets in connection with the termination of any operating lease;

(9) (x) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements; or (y) the sale or other disposition of Hedging Obligations or other financial instruments in the ordinary course of business;

(10) any foreclosure or any similar action with respect to the property or other assets of the Company or any Subsidiary;

(11) the sublease or assignment to third parties of leased facilities in the ordinary course of business;

(12) any Casualty or Condemnation Event, so long as the net proceeds of such Casualty or Condemnation Event are held in a deposit account subject to a control agreement in favor of the Collateral Agent and used to replace, repair or restore, the properties or assets subject to such Casualty or Condemnation Event within 180 days of such Casualty or Condemnation Event (which 180 day period may be extended by up to another 90 days if a binding agreement for such replacement, repair or restoration is executed prior to the end of the initial 180 day period);

(13) the creation of or realization on a Lien to the extent that the granting of such Lien was not in violation of Section 3.13;

(14) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims;

(15) the sale or other disposition of cash or Cash Equivalents;

(16) any (A) non-perpetual and non-exclusive license, or (B) non-perpetual licenses that are exclusive solely with respect to a specific geographic territory, in each case, for the licensing of Intellectual Property (other than Intellectual Property Licenses) entered into in the ordinary course of business and in connection with the provision of services by the Company or any of its Subsidiaries or the provision, directly or together with the Company, of services by any third party with whom the Company or any of its Subsidiaries has a commercial arrangement to provide services or technology and spectrum to enable the provision of such services to its customers, within such specific geographic territory; provided that, (i) at the time such license is entered into, in the judgment of the Company, the granting of such license does not materially and adversely affect the business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, and (ii) to the extent such license is made to a joint venture of the Company or any of its Subsidiaries, the JV Investment Conditions shall be satisfied and remain satisfied during the term of such license; and

(17) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, or any successor provision, or any similar provision of any foreign country, any exchange of like property by the

Company or any Subsidiary of the Company (excluding any boot thereon and excluding any Intellectual Property Sale or Intellectual Property License) for use in a Permitted Business, provided that (i) the aggregate Fair Market Value of the property or assets (including cash and Cash Equivalents) received by the Company or such Subsidiary, as applicable, in such exchange is at least equal to the aggregate Fair Market Value of the property or assets disposed of by the Company or such Subsidiary in such exchange and (ii) any cash proceeds received by the Company and or such Subsidiary, as applicable, in any single transaction or a series of related transactions does not exceed $100,000.

Notwithstanding anything to the contrary in the preceding paragraph, the Company may voluntarily treat any transaction otherwise exempt from the definition of “Asset Sale” pursuant to clauses (1) through (17) above as an “Asset Sale” by designating such transaction as an Asset Sale for purposes of this Indenture in an Officers’ Certificate delivered to the Trustee.

Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be permitted to transfer any Intellectual Property (other than as permitted by clause (16) of the definition of Asset Sale) to (i) any Subsidiary of the Company that is not a Guarantor, (ii) any Subsidiary of the Company that is not a Wholly Owned Subsidiary of the Company or (iii) any joint venture in which the Company or its Subsidiaries has an equity interest.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with U.S. GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Attributable Debt represented thereby will be the amount of liability in respect thereof determined in accordance with the definition of “Capital Lease Obligation.”

“Authorized Denomination” means, with respect to a Note, a principal amount minimum denomination equal to $1,000 or any integral multiple of $1,000 in excess thereof.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act on behalf of such board.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banking institutions or trust companies in the City of New York, New York or the principal office of the Trustee are authorized or obligated by law, regulation or executive order to close or be closed.

“Business Combination Agreement” that certain Agreement and Plan of Merger, dated as of [●], 2021, by and among FirstMark Horizon Acquisition Corp., [Merger Sub], Starry Holdings, Inc. and Starry, Inc., as amended from time to time.

“Business Expansion” means (a) each facility which is either a new facility, branch or office or an expansion, relocation, remodeling or substantial modernization of an existing facility, branch or office owned by the Company or its Subsidiary and (b) each creation or expansion into new markets (in one or a series of related transactions) of a business unit to the extent such business unit commences operations or each expansion (in one or a series of related transactions) of business into a new market.

“Capitalized Leases” means all capital leases and finance leases that have been or are required to be, in accordance with GAAP as in effect on the Issue Date, recorded as capitalized leases; provided that for all purposes hereunder the amount of obligations under any Capitalized Lease shall be the amount thereof accounted for as a liability in accordance with GAAP as adopted by the Borrower and in effect on the Issue Date.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with U.S. GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease on or prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.

“Cash Equivalents” means:

(1) any evidence of Indebtedness issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof with a final maturity not exceeding five years from the date of acquisition;

(2) deposits, certificates of deposit or acceptances of any financial institution that is a member of the Federal Reserve System and whose unsecured long term debt is rated at least “A” by Standard & Poor’s Ratings, a division of McGraw Hill Financial, Inc. (“S&P”), or at least “A2” by Moody’s Investors Service, Inc. (“Moody’s”) or any respective successor agency;

(3) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate of the Company) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and rated at least “A-1” by S&P and at least “P-1” by Moody’s or any respective successor agency;

(4) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States or issued by any agency thereof and backed by the full faith and credit of the United States maturing within 365 days from the date of acquisition;

(5) readily marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 365 days from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s or any respective successor agency;

(6) demand deposits, savings deposits, time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia having, capital and surplus aggregating in excess of $500,000,000 and a rating of “A” (or such other similar equivalent rating) or higher by at least one “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) with maturities of not more than 365 days from the date of acquisition;

(7) money market funds which invest substantially all of their assets in securities described in the preceding clauses (1) through (6); and

(8) in the case of a Foreign Subsidiary, instruments equivalent to those referred to in clauses (1) through (7) above denominated in a foreign currency, which are (i) substantially equivalent in tenor, (ii) issued by, or entered into with, foreign persons with credit quality generally accepted by businesses in the jurisdictions in which such Foreign Subsidiary operates and (iii) customarily used by businesses for short-term cash management purposes in any jurisdiction outside of the United States to the extent reasonably required in connection with any business conducted by such Foreign Subsidiary.

“Casualty or Condemnation Event” means any taking under power of eminent domain or similar proceeding and any insured loss, in each case, relating to property or other assets that constituted Collateral owned by the Company or a Guarantor.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Close of Business” means 5:00 p.m., New York City time.

“Code” means Internal Revenue Code of 1986, as amended.

“Collateral” has the meaning ascribed to such term in the Security Documents.

“Collateral Agent” means the Person named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means such successor.

“Common Stock” means the Class A common stock of Company, par value $0.0001 per share, at the date of this Indenture, subject to Section 5.09.

“Company” means the Person named as such in the first paragraph of this Indenture and, subject to Article 6, its successors and assigns.

“Company Order” means a written request or order signed on behalf of the Company by one (1) of its Officers and delivered to the Trustee.

“Company Persons” means any future, current or former officer, director, manager, member, member of management employee, consultant or independent contractor of the Company or any of its Subsidiary.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication (in each case, solely to the extent deducted in computing Consolidated Net Income):

(1) provision for taxes based on income or profits of such Person and its Subsidiaries and all franchise taxes for such period; plus

(2) the Fixed Charges of such Person and its Subsidiaries for such period; plus

(3) depreciation, amortization (including amortization of intangibles, deferred financing fees, debt incurrence costs, commissions, fees and expenses, but excluding amortization of prepaid cash expenses that were paid in a prior period), depletion and other non-cash expenses or charges (including any write-offs of debt issuance or deferred financing costs or fees and impairment charges and the impact on depreciation and amortization of purchase accounting, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period; plus

(4) the amount of net loss resulting from the payment of any premiums, fees or similar amounts that are required to be paid under the terms of the instrument(s) governing any Indebtedness upon the repayment, prepayment or other extinguishment of such Indebtedness in accordance with the terms of such Indebtedness; plus

(5) unusual or nonrecurring charges, expenses or other items, including, without limitation, charges, costs, losses, expenses or reserves related to: (A) any restructuring (including restructuring charges or reserves, whether or not classified as such under GAAP), severance, relocation, consolidation, integration or other similar items,

(B) strategic and/or business initiatives, business optimization (including costs and expenses relating to business optimization programs which, for the avoidance of doubt, shall include, without limitation, implementation of operational and reporting systems and technology initiatives; strategic initiatives; retention; severance; systems establishment costs; systems conversion and integration costs; contract termination costs; recruiting and relocation costs and expenses; costs, expenses and charges incurred in connection with curtailments or modifications to pension and post-retirement employee benefits plans; costs to start-up, pre-opening, opening, closure, transition and/or consolidation of distribution centers, operations, officers and facilities) including in connection with the SPAC Transactions and any acquisition or other investment consummated prior to the Issue Date and new systems design and implementation, as well as consulting fees and any onetime expense relating to enhanced accounting function, (C) business or facilities (including greenfield facilities) start-up, opening, transition, consolidation, shut-down and closing, (D) signing, retention and completion bonuses, (E) severance, relocation or recruiting, (F) charges and expenses incurred in connection with litigation (including threatened litigation), any investigation or proceeding (or any threatened investigation or proceeding) by a regulatory, governmental or law enforcement body (including any attorney general), and (G) expenses incurred in connection with casualty events or asset sales outside the ordinary course of business, in all cases, whether or not consummated and whether or not classified as such under GAAP; plus

(6) non-cash items (provided that if any such non-cash item represents an accrual or reserve for potential cash items in any future period, (x) the Company may determine not to add back such non-cash item in the current Test Period, (y) to the extent the Company decides to add back such non-cash expense or charge, the cash payment in respect thereof in such future period will be subtracted from Consolidated Cash Flow in such future period), including the following: (A) non-cash expenses in connection with, or resulting from, stock option plans, employee benefit plans or agreements or post-employment benefit plans or agreements, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other similar rights, (B) non-cash currency translation losses related to changes in currency exchange rates (including re-measurements of Indebtedness (including intercompany Indebtedness) and any net non-cash loss resulting from hedge agreements for currency exchange risk), (C) non-cash losses, expenses, charges or negative adjustments attributable to the movement in the mark-to-market valuation of hedge agreements or other derivative instruments, including the effect of FASB Accounting Standards Codification 815 and International Accounting Standard No. 9 and their respective related pronouncements and interpretations, (D) non-cash charges for deferred tax asset valuation allowances, (E) any non-cash impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets, and investments in debt and equity securities, (F) any non-cash charges or losses resulting from any purchase accounting adjustment or any step-ups with respect to re-valuing assets and liabilities in connection with the SPAC Transactions or any Investments either existing or arising after the Issue Date, (G) all non-cash losses from Investments either existing or arising after the Issue Date recorded using the equity method, (H) the excess of GAAP rent expense over actual cash rent paid during such period due to the use of straight line rent for GAAP purposes and (I) any non-cash interest expense; plus

(7) all charges, costs, expenses, accruals or reserves in connection with the rollover, acceleration or payout of Equity Interests held by officers or employees and all losses, charges and expenses related to payments made to holders of options or other derivative Equity Interests of such Person or any direct or indirect parent thereof in connection with, or as a result of, any distribution being made to equity holders of such Person or any direct or indirect parent thereof, including (A) payments made to compensate such holders as though they were equity holders at the time of, and entitled to share in, such distribution, and (B) all dividend equivalent rights owed pursuant to any compensation or equity arrangement; plus

(8) all (A) costs, fees and expenses relating to the SPAC Transactions and (B) costs, fees and expenses (including diligence and integration costs) incurred in connection with (x) investments in any Person, acquisitions of the Equity Interests of any Person, acquisitions of all or a material portion of the assets of any Person or constituting a line of business of any Person, and financings related to any of the foregoing or to the capitalization of any Note Party or any Restricted Subsidiary or (y) other transactions that are out of the ordinary course of business of such Person and its Restricted Subsidiaries (in each case of clause (x) and (y), including transactions considered or proposed but not consummated), including equity issuances, investments, acquisitions, dispositions, recapitalizations, mergers, option buyouts and the incurrence, modification or repayment of Indebtedness (including all consent fees, premium and other amounts payable in connection therewith); plus

(9) the amount of fees, expense reimbursements and indemnities paid to directors and/or members of advisory boards, including directors of the Company; plus

(10) items reducing Consolidated Net Income to the extent (A) covered by a binding indemnification or refunding obligation or insurance to the extent actually paid or reasonably expected to be paid, (B) paid or payable (directly or indirectly) by a third party that is not a Note Party or a Subsidiary (except to the extent such payment gives rise to reimbursement obligations) or with the proceeds of a contribution to equity capital of such Person by a third party that is not a Note Party or a Subsidiary or (C) such Person is, directly or indirectly, reimbursed for such item by a third party; plus

(11) any impairment charges or asset write-offs, in each case pursuant to U.S. GAAP, and the amortization of intangibles arising pursuant to U.S. GAAP; plus

(12) Public Company Costs; plus

(13) to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses for such Test Period with respect to liability or casualty events or business interruption; minus

(14) non-cash items increasing such Consolidated Net Income for such period (other than the accrual of revenue in the ordinary course of business or any other such non-cash item to the extent that it represents a reduction in an accrual of or reserve for cash charges or expenses in any future period), in each case, on a consolidated basis and determined in accordance with U.S. GAAP.

Notwithstanding the foregoing, Consolidated Cash Flow , (a) for the fiscal quarter ended [        ], will be deemed to be $[        ], (b) for the fiscal quarter ended [        ], will be deemed to be $[        ], (c) for the fiscal quarter ended [        ], will be deemed to be $[        ], and (d) for the fiscal quarter ended [        ], will be deemed to be $[        ], as such amounts may be adjusted by other pro forma adjustments permitted by this Indenture (including as necessary to give pro forma effect to any Specified Transaction).

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) from continuing operations of such Person and its Subsidiaries for such period, on a consolidated basis determined in accordance with U.S. GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) all extraordinary gains and losses and all gains and losses realized in connection with any asset disposition or the disposition of securities or the early extinguishment of Indebtedness or Hedging Obligations, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Subsidiary of the Person (and the net loss of any such Person shall be included only to the extent that such loss is funded in cash by the specified Person or a Subsidiary thereof);

(3) solely for the purpose of determining the amount available for Restricted Payments under Section 3.08(A), the net income for such period of any Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions paid in cash (or to the extent converted to cash) by any such Subsidiary to such Person, to the extent not already included therein;

(4) the cumulative effect of a change in accounting principles, together with any related provision for taxes, will be excluded;

(5) any non-cash compensation charge or expense for such Test Period, including any non-cash costs or expenses resulting from stock option plans, employee benefit plans, compensation charges or post-employment benefit plans, or grants or awards of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights and any cash charges or expenses associated with the rollover, acceleration or payout of Equity Interests by, or to, management of such Person or any of its Restricted Subsidiaries in connection with the SPAC Transactions will be excluded;

(6) any gain or loss for such period from currency translation gains or losses or net gains or losses related to currency re-measurements of Indebtedness will be excluded;

(7) any unrealized net after-tax income (loss) from Hedging Obligations or cash management obligations and the application of Accounting Standards Codification Topic 815 “Derivatives and Hedging” or from other derivative instruments in the ordinary course will be excluded;

(8) any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded; and

(9) earn outs, contingent consideration or deferred purchase obligations in connection with the acquisition of a Permitted Business or assets used in a Permitted Business will be excluded.

“Consolidated Total Debt” means, as at any date of determination for the Company, the aggregate principal amount (or stated balance sheet amount, if larger) of all Indebtedness of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

“Conversion Date” means, with respect to a Note, the first Business Day on which the requirements set forth in Section 5.02(A) to convert such Note are satisfied, subject to Section 5.03(C).

“Conversion Price” means, as of any time, an amount equal to (A) one thousand dollars ($1,000) divided by (B) the Conversion Rate in effect at such time.

“Conversion Rate” initially means 83.3333 shares of Common Stock per $1,000 principal amount of Notes; provided, however, that the Conversion Rate is subject to adjustment pursuant to Article 5; provided, further, that whenever this Indenture refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate immediately after the Close of Business on such date.

“Conversion Share” means any share of Common Stock issued or issuable upon conversion of any Note.

“Corporate Trust Office” means the office of the Trustee at which at any particular time this Indenture shall be principally administered, which office at the date hereof is located at One Federal Street, 3rd Floor,

Boston, MA 02110, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the holders and the Company).

“Daily Cash Amount” means, with respect to any VWAP Trading Day, the lesser of (A) the applicable Daily Maximum Cash Amount; and (B) the Daily Conversion Value for such VWAP Trading Day.

“Daily Conversion Value” means, with respect to any VWAP Trading Day, one-twentieth (1/20th) of the product of (A) the Conversion Rate on such VWAP Trading Day; and (B) the Daily VWAP per share of Common Stock on such VWAP Trading Day.

“Daily Maximum Cash Amount” means, with respect to the conversion of any Note, the quotient obtained by dividing (A) the Specified Dollar Amount applicable to such conversion by (B) twenty (20).

“Daily Share Amount” means, with respect to any VWAP Trading Day, the quotient obtained by dividing (A) the excess, if any, of the Daily Conversion Value for such VWAP Trading Day over the applicable Daily Maximum Cash Amount by (B) the Daily VWAP for such VWAP Trading Day. For the avoidance of doubt, the Daily Share Amount will be zero for such VWAP Trading Day if such Daily Conversion Value does not exceed such Daily Maximum Cash Amount.

“Daily VWAP” means, for any VWAP Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “[●] <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Default Settlement Method” means, initially, Combination Settlement with a Specified Dollar Amount of $1,000 per $1,000 principal amount of Notes; provided, however, that (x) subject to Section 5.03(A)(iii), the Company may, from time to time, change the Default Settlement Method by sending written notice of the new Default Settlement Method to the Holders, the Trustee and the Conversion Agent (if other than the Trustee) (it being understood that no such change will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to this Indenture); and (y) the Default Settlement Method will be subject to Section 5.03(A)(ii).

“Depositary” means The Depository Trust Company or its successor.

“Depositary Participant” means any member of, or participant in, the Depositary.

“Depositary Procedures” means, with respect to any conversion, transfer, exchange or transaction involving a Global Note or any beneficial interest therein, the rules and procedures of the Depositary applicable to such conversion, transfer, exchange or transaction.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the earlier of (x) the date that is 91 days after the date on which the Notes mature and (y) the date that is 91 days after the date no Notes remain outstanding; provided, that only the portion of the Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability. Notwithstanding anything to the contrary in the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a Fundamental Change or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 3.08. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company or any and its Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory repurchase or redemption provisions of, such Disqualified Stock exclusive of accrued dividends (other than the accretion, accumulation or payment-in-kind of dividends).

“Equity Interests” means Capital Stock; provided, however, that “Equity Interests” does not include any debt security that is convertible into, or exchangeable for, (a) Capital Stock or (b) Capital Stock and/or cash based on the value of such Capital Stock.

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning assigned to such term in the Security Agreement.

“Excluded Real Property” means any real property owned by the Company or a Guarantor with a Fair Market Value of less than $0.5 million; provided, however, that if, after the Issue Date, the Company or any Guarantor grants a mortgage or deed of trust (or equivalent instrument representing a security interest) in favor of another lender or holder of Indebtedness on any Excluded Real Property, such real property shall cease to be Excluded Real Property for so long as such mortgage or deed of trust remains in place and the Company or any Guarantor, as applicable, shall grant a mortgage or deed of trust over such real property in favor of the Collateral Agent, as applicable, as if such property is subject to Section 3.16 and shall be subject to the requirements of Section 12.02(A).

“Excluded Subsidiary” means any of the following: (a) any Subsidiary that is not a Wholly Owned Subsidiary of the Company, so long as such Subsidiary is a joint venture and the JV Investment Conditions shall be and remain satisfied (provided that a Guarantor or a Wholly Owned Subsidiary of the Company (other than a Wholly Owned Subsidiary of the Company that is formed after the Closing Date that will substantially concurrently with such formation become a non-Wholly Owned Subsidiary of the Company pursuant to a joint venture investment that is permitted by the terms of this Indenture and which will not own more than a de minimis amount of assets at the time it becomes a non-Wholly-Owned Subsidiary of the Company (other than assets contributed by third party joint venture partners)) that becomes a non-Wholly Owned Subsidiary of the Company shall not be deemed to be an Excluded Subsidiary pursuant to this clause (a)), (b) any Subsidiary that is prohibited by (i) applicable requirements of law or (ii) any contractual obligation existing on the Issue Date or on the date any such Subsidiary is acquired (so long in respect of any such contractual prohibition such prohibition is not incurred in contemplation of such acquisition), in each case from guaranteeing the Obligations or which would require governmental (including regulatory) consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained) to provide a Guarantee (unless such governmental consent, approval, license or authorization has been obtained), or for which the provision of a Guarantee would result in a material adverse tax consequence (including as a result of the operation of Section 956 of the Code or any similar law or regulation in any applicable jurisdiction) to the Company or one of its subsidiaries (or their direct or indirect equity holders) reasonably determined by the Company, (c) each Immaterial Subsidiary, (d) any Foreign Subsidiary, (e) any FSHCO, or (f) any not-for-profit Subsidiaries or captive insurance companies designated by the Company from time to time.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries in existence on the Issue Date as listed on Schedule I hereto, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer or licensor to an unaffiliated willing seller or licensee in a transaction not involving distress or necessity of either party, determined in good faith by (unless otherwise provided in this Indenture) the Board of Directors.

“FCC” means the Federal Communications Commission or any successor federal governmental agency performing functions similar to those performed on the Closing Date by the Federal Communications Commission.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Subsidiaries for such period (with all interest on the Notes to be deemed to be paid in cash), whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts, yield and other fees and charges (including interest) incurred in respect of letter of credit or bankers’ acceptance financings, and giving the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding the amortization or write-off of debt issuance costs; provided that consolidated interest expense shall be calculated without giving effect to (i) the effects of Accounting Standards Codification Topic 815 “Derivatives and Hedging” and related interpretations to the extent such effects would otherwise increase or decrease consolidated interest expense for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of any Indebtedness and (ii) any original issue discount on the Notes issued on the Issue Date; plus

(2) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of the Company or preferred stock of any of its Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or any of its Subsidiaries, and (b) a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with U.S. GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than (i) ordinary working capital borrowings and (ii) Indebtedness incurred under any revolving credit facility for ordinary working capital purposes unless such Indebtedness has been permanently repaid and has not been replaced) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated after giving pro forma effect, in the good-faith judgment of the Chief Financial Officer of the Company as set forth in a certificate with supporting calculations delivered to the Trustee, to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions of business entities or property and assets constituting a division or line of business that have been made by the specified Person or any of its Subsidiaries, including through Investments, mergers or consolidations, or any Person or any of its Subsidiaries acquired by the specified Person or any of its Subsidiaries, and including all related financing transactions and including increases in ownership of Subsidiaries, during the reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect, in the good-faith judgment of the Chief Financial Officer of the Company, as if they had occurred on the first day of the reference period, in accordance with Regulation S-X promulgated under the Exchange Act;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with U.S. GAAP, and operations or businesses (and ownership interests therein) disposed of on or prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with U.S. GAAP, and operations or businesses (and ownership interests therein) disposed of on or prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date;

(4) any Person that is a Subsidiary on the Calculation Date will be deemed to have been a Subsidiary at all times during such reference period;

(5) any Person that is not a Subsidiary on the Calculation Date will be deemed not to have been a Subsidiary at any time during such reference period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as of the Calculation Date that exceeds 12 months); and

(7) if any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect in such calculation, the interest on such Indebtedness shall be calculated based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition.

“Fixed Charge Coverage Ratio Test” means that the Fixed Charge Coverage Ratio for the Company and its Subsidiaries, on a consolidated basis, for the most recently completed four full fiscal quarters for which internal financial statements are available immediately preceding the date on which any additional Indebtedness is incurred or any Disqualified Stock or any preferred stock or preferred interests are issued, as the case may be, would have been at least 3.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock or preferred interests had been issued, as the case may be, at the beginning of such four-quarter period.

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“FSHCO” means any Domestic Subsidiary of the Company that has no material assets other than Equity Interests and, if applicable, Indebtedness in one or more Foreign Subsidiaries of the Borrower that are CFCs or other FSHCOs.

“Fundamental Change” means any of the following events:

(A) a “person” or “group” (within the meaning of Section 13(d) of the Exchange Act), other than the Company or its Wholly Owned Subsidiaries, or their respective employee benefit plans files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined below) (i) of shares of the common equity representing more than fifty percent (50%) of the voting power of all classes of the Company’s common equity; or (ii) of more than 50% of the outstanding shares of the Common Stock;

(B) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (B);

(C) the Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(D) the Common Stock ceases to be listed on any of The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors);

provided, however, that a transaction or event described in clause (A) or (B) above will not constitute a Fundamental Change if at least ninety percent (90%) of the consideration received or to be received by the holders of Common Stock (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of shares of common stock listed on any of The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event constitutes a Common Stock Change Event whose Reference Property consists of such consideration.

For the purposes of this definition, (x) any transaction or event described in both clause (A) and in clause (B)(i) or (ii) above (without regard to the proviso in clause (B)) will be deemed to occur solely pursuant to clause (B) above (subject to such proviso); and (y) whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Fundamental Change Repurchase Date” means the date fixed for the repurchase of any Notes by the Company pursuant to a Repurchase Upon Fundamental Change, which must be a Business Day that is no more than 35, nor less than 20, Business Days after the date the Company sends the Fundamental Change Repurchase Notice.

“Fundamental Change Repurchase Notice” means a notice (including a notice substantially in the form of the “Fundamental Change Repurchase Notice” set forth in Exhibit A) containing the information, or otherwise complying with the requirements, set forth in Section 4.02(F)(i) and Section 4.02(F)(ii).

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase any Note upon its Repurchase Upon Fundamental Change, calculated pursuant to Section 4.02(D).

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. Notwithstanding the foregoing, for purposes of determining compliance with any provision herein, the determination of whether a lease is to be treated as an operating lease or capital lease shall be made without giving effect to any change in accounting for leases pursuant to GAAP resulting from the implementation of proposed Accounting Standards Update (ASU) Leases (Topic 840) issued August 17, 2010, or any successor proposal.

“Global Note” means a Note that is represented by a certificate substantially in the form set forth in Exhibit A, registered in the name of the Depositary or Cede & Co., as its nominee, duly executed by the Company and authenticated by the Trustee, and deposited with the Trustee, as custodian for the Depositary.

“Global Note Legend” means a legend substantially in the form set forth in Exhibit B-2.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means the guarantee by each Guarantor of the Company’s obligations under this Indenture, the Notes and the other Note Documents pursuant to Article 9.

“Guarantor” means each Person that becomes a Guarantor by executing an amended or supplemental indenture pursuant to Section 3.14, Section 8.01(B) and Section 9.03 and, subject to Section 9.04, its successors and assigns of the foregoing, in each case other than an Excluded Subsidiary.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holder” means a person in whose name a Note is registered on the Registrar’s books.

“Immaterial Subsidiary” means any Subsidiary of the Company that is not a Material Subsidiary.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, but excluding any accrued liabilities being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; or

(6) representing any Hedging Obligations,

in each case, if and to the extent any of the preceding items would appear as a liability upon a balance sheet (excluding the footnotes) of the specified Person prepared in accordance with U.S. GAAP. In addition, the term “Indebtedness” includes, (i) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person and (ii) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) equal to the lesser of (x) the Fair Market Value of such asset as of the date of determination and (y) the amount of such Indebtedness.

Notwithstanding anything to the contrary in the foregoing paragraph, the term “Indebtedness” will not include (a) in connection with the purchase by the Company or any of its Subsidiaries of any business, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing unless such payments are required under U.S. GAAP to appear as a liability on the balance sheet (excluding the footnotes); provided, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; (b) contingent obligations incurred in the ordinary course of business and not in respect of borrowed money; (c) deferred or prepaid revenues; (d) any Capital Stock other than Disqualified Stock; (e) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; and (f) obligations other than Indebtedness for borrowed money in connection with government auctions, subsidies, benefits or similar programs or processes in the ordinary course of business. Indebtedness shall be calculated without giving effect to the effects of Accounting Standards Codification Topic 815 “Derivatives and Hedging” and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Intellectual Property” means, with respect to any Person, all intellectual property and proprietary rights in any jurisdiction throughout the world, and all corresponding rights, presently or hereafter existing, including: (a) all inventions (whether or not patentable or reduced to practice), all improvements thereto, and all patents, patent applications, industrial designs, industrial design applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith; (b) all trademarks, trademark applications, tradenames, servicemarks, servicemark applications, trade dress, logos and designs, business names, company names, Internet domain names, and all other indicia of origin, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing; (c) all copyrights and other works of authorship, mask works, database rights and moral rights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and proprietary knowhow and confidential information (including technical data, customer and supplier lists, manufacturing processes, pricing and cost information, and business and marketing plans and proposals);

(e) all software (including source code, executable code, data, databases, and related documentation); and (f) all rights of publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons.

“Intellectual Property Licenses” means the licensing, development or commercialization of all or any substantial portion of the Intellectual Property pursuant to any license, sub-license, collaboration agreement, strategic alliance or similar arrangement.

“Intellectual Property Sale” means the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions), other than, for the avoidance of doubt, pursuant to Intellectual Property Licenses, of all or any substantial portion of the Intellectual Property and other related assets.

“Interest Payment Date” means, with respect to a Note, each [●] and [●] of each year, commencing on [●] (or commencing on such other date specified in the certificate representing such Note). For the avoidance of doubt, the Maturity Date is an Interest Payment Date.

“Investments” means, with respect to any specified Person, all direct or indirect investments by such specified Person in other Persons (including Affiliates) in the forms of loans (including guarantees of Indebtedness or other Obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers’ compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such specified Person prepared in accordance with U.S. GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with U.S. GAAP. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person determined as provided in Section 3.08(F). Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value but after giving effect (without duplication) to all subsequent reductions in the amount of such Investment as a result of the repayment or disposition thereof for cash, not to exceed the original amount, or Fair Market Value, of such Investment.

“Issue Date” means [●].

“JV Holdco” means an entity formed by the Company or any Guarantor to hold the Equity Interests in a joint venture.

“JV Investment Conditions” means: (1) the Company or any Guarantor shall form a new JV Holdco that shall hold the Equity Interests in the applicable joint venture, (2) such JV Holdco shall become a Guarantor and satisfy the requirements of Section 3.14, (3) such JV Holdco shall be in compliance with Section 3.20(b), (4) the Equity Interests in the JV Holdco shall be pledged to the Collateral Agent in accordance with the Security Documents, (5) any license provided to the applicable joint venture shall be in accordance with clause (16) of the definition of “Asset Sale”, and (6) the JV Holdco shall not incur any Liens (other than Permitted Liens) on the Equity Interests of the applicable joint venture; provided that, to the extent such Liens secure Indebtedness for borrowed money, then (i) in the case of any Liens securing any Indebtedness that is subordinated in right of payment to the Notes, the Notes and related Guarantees shall be secured a Lien on such Equity Interests that is senior in priority to such Liens or (ii) in all other cases, the Notes and related Guarantees shall be secured by a Lien on such Equity Interests that is equal and ratable to such Liens.

“Last Reported Sale Price” of the Common Stock for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of Common Stock on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is then listed. If the Common Stock is not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per share of Common Stock on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per share of Common Stock on such Trading Day from each of at least three (3) nationally recognized independent investment banking firms selected by the Company. Neither the Trustee nor the Conversion Agent will have any duty to determine the Last Reported Sale Price.

“Lien” means, with respect to any property, (a) any mortgage, deed of trust, lien (statutory or other), judgment liens, pledge, encumbrance, claim, charge, assignment, hypothecation, deposit arrangement, security interest or encumbrance of any kind or any arrangement to provide priority or preference, including any easement, servitude, right-of-way or other encumbrance on title to real property, in each of the foregoing cases whether voluntary or imposed or arising by operation of law, and any agreement to give any of the foregoing, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement and any lease in the nature thereof and any option, call, trust, contractual, statutory, UCC or similar right relating to such property, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, and (d) any other arrangement having the effect of providing security.

“Limited Condition Transaction” means (a) the entering into or consummation of any transaction (including in connection with any acquisition or similar permitted Investment or the assumption or incurrence of Indebtedness or the obtaining of a commitment in respect thereof) and/or (b) the making of any Restricted Payment.

“Make-Whole Fundamental Change” means (A) a Fundamental Change (determined after giving effect to the proviso immediately after clause (D) of the definition thereof, but without regard to the proviso to clause (B)(ii) of such definition); or (B) the sending of a Redemption Notice pursuant to Section 4.03(F); provided, however, that, subject to Section 4.03(I), the sending of a Redemption Notice will constitute a Make-Whole Fundamental Change only with respect to the Notes called (or deemed to be called pursuant to Section 4.03) for Redemption pursuant to such Redemption Notice and not with respect to any other Notes.

“Make-Whole Fundamental Change Conversion Period” has the following meaning:

(A) in the case of a Make-Whole Fundamental Change pursuant to clause (A) of the definition thereof, the period from, and including, the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change to, and including, the thirty fifth (35th) Trading Day after such Make-Whole Fundamental Change Effective Date (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change, to, but excluding, the related Fundamental Change Repurchase Date); and

(B) in the case of a Make-Whole Fundamental Change pursuant to clause (B) of the definition thereof, the period from, and including, the Redemption Notice Date for the related Redemption to, and including, the Business Day immediately before the related Redemption Date;

provided, however, that if the Conversion Date for the conversion of a Note that has been called (or deemed, pursuant to Section 4.03(I), to be called) for Redemption occurs during the Make-Whole Fundamental Change Conversion Period for both a Make-Whole Fundamental Change occurring pursuant to clause (A) of the definition of “Make-Whole Fundamental Change” and a Make-Whole Fundamental Change resulting from such Redemption pursuant to clause (B) of such definition, then, notwithstanding anything to the contrary in Section 5.07, solely for purposes of such conversion, (x) such Conversion Date will be deemed to occur solely during the Make-Whole Fundamental Change Conversion Period for the Make-Whole Fundamental Change with the earlier Make-Whole Fundamental Change Effective Date; and (y) the Make-Whole Fundamental Change with the later Make-Whole Fundamental Change Effective Date will be deemed not to have occurred.

“Make-Whole Fundamental Change Effective Date” means (A) with respect to a Make-Whole Fundamental Change pursuant to clause (A) of the definition thereof, the date on which such Make-Whole Fundamental Change occurs or becomes effective; and (B) with respect to a Make-Whole Fundamental Change pursuant to clause (B) of the definition thereof, the applicable Redemption Notice Date.

“Market Capitalization” means, on the date of the declaration of a Restricted Payment permitted pursuant to Section 3.12(b)(viii) hereof, an amount equal to (a) the total number of issued and outstanding shares or other units of Equity Interests of the Company (that does not own any material assets other than (i) the Company and its Subsidiaries and (ii) any intermediate holding company that does not own any material assets other than (A) the Company and its Subsidiaries and (B) another such intermediate holding company) on such date multiplied by (b) the arithmetic mean of the closing prices per share or other unit of such Equity Interests on the New York Stock Exchange (or, if the primary listing of such Equity Interests is on another exchange, on such other exchange) for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Common Stock is listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Material Subsidiary” means (a) each Subsidiary of the Company that, as of the last day of the fiscal quarter of the Company most recently ended for which financial statements are available, had revenues or total assets for such quarter in excess of 5.0% of the consolidated revenues or total assets, as applicable, of the Company for such quarter or that is designated by the Company as a Material Subsidiary and (b) any group comprising Subsidiaries of the Company that each would not have been a Material Subsidiary under clause (a) but that, taken together, as of the last day of the fiscal quarter of the Company most recently ended for which financial statements are available, had revenues or total assets for such quarter in excess of 10.0% of the consolidated revenues or total assets, as applicable, of the Company for such quarter; provided that if, at any time and from time to time after the Issue Date, Subsidiaries that are not Material Subsidiaries have, in the aggregate, consolidated revenues for such quarter greater than 10% of the consolidated revenues of the Company for such quarter or (b) total assets as of the last day of such quarter greater than 10% of the total assets of the Company on a consolidated basis then the Company shall, within thirty (30) days of the date on which financial statements for such quarter are furnished pursuant to this Indenture, (i) designate one or more of such Subsidiaries as “Material Subsidiaries” to the extent required such that the foregoing condition ceases to be true and (ii) comply with the provisions of Section 3.14 with respect to any such Subsidiaries.

“Maturity Date” means [●], [2026][2027].

“Merger” means the business combination involving FirstMark Horizon Acquisition Corp. and Starry, Inc., pursuant to that certain Business Combination Agreement, dated as of [●], 2021, by and among FirstMark Horizon Acquisition Corp., Starry, Inc. and Starry Holdings, Inc., and [Merger Sub, Inc], whereby (i) FirstMark Horizon Acquisition Corp. will merge with Starry Holdings, Inc., with Starry Holdings, Inc. surviving and (ii) [Merger Sub] will merge with Starry, Inc. with Starry, Inc. surviving as a wholly-owned subsidiary of Starry Holdings, Inc.

“Non-Affiliate Legend” means a legend substantially in the form set forth in Exhibit B-3.

“Note Agent” means any Registrar, Paying Agent or Conversion Agent.

“Non-Recourse Debt” means Indebtedness:

(1) as to which none of the Company and its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender, except, in each case, to the extent not prohibited by Section 3.08;

(2) no default with respect to which would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the Equity Interests or assets of the Company or any Subsidiary, except as set forth above.

“Note Documents” means, collectively, this Indenture, the Notes, the Guarantees, the Security Documents and all other documents and instruments executed and delivered in connection herewith, in each case as such agreements may be amended, restated, supplemented or otherwise modified from time to time.

“Note Party” means the Company and the Guarantors.

“Notes” means the [●]% Convertible Senior Notes due [2026][2027] issued by the Company pursuant to this Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Observation Period” means, with respect to any Note to be converted, (A) subject to clause (B) below, if the Conversion Date for such Note occurs on or before [●], the twenty (20) consecutive VWAP Trading Days beginning on, and including, the third (3rd) VWAP Trading Day immediately after such Conversion Date; and (B) if such Conversion Date occurs on or after the date the Company has sent a Redemption Notice calling such Note for Redemption pursuant to Section 4.03(F) and before the related Redemption Date, the twenty (20) consecutive VWAP Trading Days beginning on, and including, the twenty first (21st) Scheduled Trading Day immediately before such Redemption Date; and (C) subject to clause (B) above, if such Conversion Date occurs on or after [●], the twenty (20) consecutive VWAP Trading Days beginning on, and including, the twenty first (21st) Scheduled Trading Day immediately before the Maturity Date.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of the Company.

“Officer’s Certificate” means a certificate that is signed on behalf of the Company by one (1) of its Officers and that meets the requirements of Section 13.03.

“Open of Business” means 9:00 a.m., New York City time.

“Opinion of Counsel” means an opinion in writing signed by legal counsel (including an employee of, or counsel to, the Company or any of its Subsidiaries) reasonably acceptable to the Trustee, that meets the requirements of Section 13.03, subject to customary qualifications and exclusions.

“Order” means any judgment, decree, verdict, order, consent order, consent decree, writ, declaration or injunction.

“Permitted Business” means any business conducted by the Company or any of its Subsidiaries on the Issue Date and any business that, in the good faith judgment of the Board of Directors, is similar or reasonably related, ancillary, supplemental or complementary thereto or a reasonable extension, development or expansions thereof.

“Permitted Hedging Obligations” means any Hedging Obligations that would constitute Permitted Debt pursuant to Section 3.10(B)(ix).

“Permitted Intercompany Activities” means any transactions between or among the Company and its Subsidiaries that are entered into in the ordinary course of business of the Company and its Subsidiaries and, in the good faith judgment of the Company are necessary or advisable in connection with the ownership or operation of the business of the Company and its Subsidiaries, including, but not limited to, (a) payroll, cash management, purchasing, insurance and hedging arrangements; (b) management, technology and licensing arrangements; and (c) customer loyalty and rewards programs.

“Permitted Investments” means:

(1) (i) any Investment in the Company or any Guarantor and (ii) any Investment by any Subsidiary of the Company that is not a Guarantor in the Company or any Subsidiary (in each case, other than any Investment in unsecured Indebtedness, any Indebtedness secured by a Lien junior in priority to the Liens securing the Notes or any Equity Interests of the Company);

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Subsidiary of the Company in a Person, if, as a result of, or in connection with, such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Guarantor;

(4) any Investment constituting an Asset Sale permitted under Section 3.11 (other than as permitted by clause (16) of the definition of Asset Sale);

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes;

(7) Investments represented by Permitted Hedging Obligations;

(8) loans and advances to officers, directors or employees (a) for business-related travel expenses, moving expenses and other similar expenses, including as part of a recruitment or retention plan, in each case incurred in the ordinary course of business and consistent with past practice or to fund any such Person’s purchase of Equity Interests of the Company or any direct or indirect parent entity of the Company, (b) required by applicable employment laws and (c) otherwise in an amount not to exceed $1.0 million at any one time outstanding;

(9) any Investment of the Company or any of its Subsidiaries existing on the Issue Date, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date;

(10) guarantees of Indebtedness otherwise permitted by the terms of this Indenture;

(11) receivables owing to the Company or any of its Subsidiaries, prepaid expenses, and lease, utility, workers’ compensation and other deposits, if created, acquired or entered into in the ordinary course of business;

(12) payroll, business-related travel and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(13) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment pursuant to joint marketing, joint development or similar arrangements with other Persons in the ordinary course of business and entered with bona fide counterparties operating in the same industry as the Company;

(14) advances, loans, rebates and extensions of credit (including the creation of receivables and endorsements for collection and deposit) to suppliers, customers and vendors, and performance guarantees, in each case in the ordinary course of business;

(15) Investments resulting from the acquisition of a Person, otherwise permitted by this Indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(16) stock, obligations or securities received in satisfaction of judgments and any renewal or replacement thereof;

(17) non-cash Investments by a JV Holdco in any joint venture entered into in the ordinary course of business and in connection with the provision of services by the Company or any of its Subsidiaries or the provision, directly or together with the Company, of services by any third party with whom the Company or any of its Subsidiaries has a commercial arrangement to provide services or technology and spectrum to enable the provision of such services to its customers, within a specific geographic territory having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (17), does not, at any time outstanding, exceed $30.0 million; provided that the JV Investment Conditions shall be satisfied and remain satisfied so long as such Investment is outstanding;

(18) repurchases of any Notes; and

(19) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (19), do not, at any time outstanding, exceed $2.5 million.

In the event that an Investment (or any portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (19) above, the Company will be permitted to classify (and may from time to time thereafter reclassify) such Investment (or any portion thereof) and will only be required to include such Investment in one of the categories of Permitted Investments described in clauses (1) through (19) above. At the time of making such Investment or upon any later reclassification, the Company may divide and classify an Investment in more than one of the categories of Permitted Investments described in clauses (1) through (19) above.

“Permitted Liens” means:

(1) Liens on the Collateral securing any Indebtedness incurred under Section 3.10(B)(i); provided that the aggregate principal amount of such Indebtedness outstanding, on a pro forma basis, does not exceed the principal amount of the Notes issued on the Issue Date and;

(2) Liens on property of a Person existing at the time such Person becomes a Subsidiary of the Company or is merged with or into or consolidated with the Company or any Subsidiary; provided, that such Liens were in existence prior to the contemplation of such Person becoming a Subsidiary of the Company or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any Subsidiary of the Company (plus improvements and accessions to such property or proceeds or distributions thereof);

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (plus improvements and accessions to such property or proceeds or distributions thereof); provided, that such Liens were in existence prior to such acquisition and not incurred in contemplation of such acquisition;

(4) Liens to secure permitted Capital Lease Obligations or purchase money obligations, as permitted to be incurred under Section 3.10(B)(iii) and Section 3.10(B)(iv), and encumbering only the assets acquired with or financed by such Indebtedness (plus improvements and accessions to such property or proceeds or distributions thereof);

(5) Liens in the form of licenses or sublicenses under commercial licensing agreements; provided that such licenses or sublicenses are permitted pursuant to clause (16) of the second paragraph of the definition of Asset Sale);

(6) Liens in favor of the Company or the Guarantors;

(7) Liens (other than Liens imposed by the Employee Retirement Income Security Act of 1974, as amended) in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), insurance, surety, bid, performance, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance bonds and other similar obligations (in each case, exclusive of obligations for the payment of Indebtedness); provided, that, such Liens are for amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. GAAP, which proceedings (or any Order entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien;

(8) any other Liens, solely to extent not securing Indebtedness for borrowed money, in an amount not to exceed $1.0 million at any time;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings; provided, that any reserve or other appropriate provision as is required in conformity with U.S. GAAP has been made therefor;

(10) any state of facts an accurate survey would disclose, prescriptive easements or adverse possession claims, minor encumbrances, easements or reservations of, or rights of others for, or pursuant to any leases, licenses, rights-of-way or other similar agreements or arrangements, development, air or water rights, sewers, electric lines, telegraph and telephone lines and other utility lines, pipelines, service lines, railroad lines, improvements and structures located on, over or under, any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, zoning or other restrictions as to the use of real property or minor defects in title, which were not incurred to secure payment of Indebtedness and that do not in the aggregate materially adversely affect the value or marketability of said properties or materially impair their use in the operation of the business of the owner or operator of such properties or business;

(11) Liens incurred pursuant to Indebtedness permitted to be incurred under Section 3.10(B)(xvi) and, solely to the extent that the Liens encumber solely the assets financed by such Indebtedness, Section 3.10(B)(xix);

(12) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty-liability insurance or self-insurance; provided, that, such Liens are for amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. GAAP, which proceedings (or any Order entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien;

(13) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with U.S. GAAP;

(14) Liens on assets securing Permitted Hedging Obligations;

(15) Liens in favor of any collecting or payor bank having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(16) any obligations or duties affecting any of the property of the Company or any of its Subsidiaries to any municipality or public authority with respect to any franchise, grant, license, or permit that do not materially impair the use of such property for the purposes for which it is held;

(17) Liens on any amounts held by a trustee in the funds and accounts under an indenture securing any bonds issued for the benefit of the Company or any of the Guarantors;

(18) Liens on deposit accounts incurred to secure Treasury Management Arrangements pursuant to such Treasury Management Arrangements incurred in the ordinary course of business;

(19) any netting or set-off arrangements entered into by the Company or any of its Subsidiaries in the ordinary course of its banking arrangements (including, for the avoidance of doubt, cash pooling arrangements) for the purposes of netting debit and credit balances of the Company or any of its Subsidiaries;

(20) Liens on any cash deposit made by the Company to the account of a trustee of Indebtedness of the Company, for the benefit of the holders of such Indebtedness, solely in connection with an effective discharge of such Indebtedness; provided that, in each case, such cash is received in a transaction pursuant to Section 3.08(E)(ii) or Section 3.08(E)(vi) for the purpose of such effective discharge of such Indebtedness;

(21) Liens imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business (including customary contractual landlords’ liens under operating leases entered into in the ordinary course of business); and (i) which do not in the aggregate materially detract from the value of the property of the Companies, taken as a whole, and do not materially impair the use thereof in the operation of the business of the Company and its Subsidiaries, taken as a whole, and (ii) which, if they secure obligations that are then due and unpaid, are being contested in good faith by appropriate proceedings timely initiated and for which adequate reserves have been established in accordance with GAAP, which proceedings (or Orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien;

(22) customary transfer restrictions, purchase options, rights of first refusal and tag, drag and similar rights in joint venture agreements entered into in the ordinary course of business; and

(23) Liens on cash or Cash Equivalents securing obligations pursuant to letter of credit obligations under Section 3.10(B)(xx).

“Permitted Transferees” means, with respect to any Person that is a natural Person (and any Permitted Transferee of such Person), (a) such Person’s immediate family, including his or her spouse, ex-spouse, children, step-children, grandchildren and their respective lineal descendants, parent, step- parent, grandparent, domestic partner, former domestic partner, sibling or step-sibling (and any lineal descendant thereof), mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), (b) any trust, partnership, estate planning vehicle or other legal entity the beneficiaries of which are persons referred to in the preceding clause (a) and (c) such Person’s estate, heirs, legatees, distributees, executors and/or administrators upon the death of such Person, or any private foundation or fund that is controlled thereby, and any other Person who was an Affiliate of such Person upon the death of such Person and who, upon such death, directly or indirectly owned Equity Interests in the Company.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Indenture.

“Physical Note” means a Note (other than a Global Note) that is represented by a certificate substantially in the form set forth in Exhibit A, registered in the name of the Holder of such Note and duly executed by the Company and authenticated by the Trustee.

“Public Company Costs” means all costs, fees and expenses relating to compliance with the Sarbanes-Oxley Act of 2002, as amended, and other expenses arising out of or incidental to any IPO (whether or not successful) or Company’s status (or any relevant parent entity’s status) as a reporting company, including (a) registration and listing fees, (b) costs, fees and expenses (including legal, accounting and other professional fees) relating to compliance with provisions of the Securities Act and the Exchange Act and the rules of securities exchange companies, (c) directors’ compensation, fees and expense reimbursement, (d) shareholder meetings and reports to shareholders, (e) directors’ and officers’ insurance and (f) other costs, fees and expenses (including legal, accounting and other professional fees) incidental to the foregoing.

“Recurring Contracts” means, as of any date of determination, any commercial contract of the Company or any of its Subsidiaries for the provision of goods or services that are continuous and not project based.

“Redemption” means the repurchase of any Note by the Company pursuant to Section 4.03.

“Redemption Date” means the date fixed, pursuant to Section 4.03(D), for the settlement of the repurchase of any Notes by the Company pursuant to a Redemption.

“Redemption Notice Date” means, with respect to a Redemption, the date on which the Company sends the Redemption Notice for such Redemption pursuant to Section 4.03(F).

“Redemption Price” means the cash price payable by the Company to redeem any Note upon its Redemption, calculated pursuant to Section 4.03(E).

“Registration Statement” has the meaning ascribed to it in the Subscription Agreement.

“Regular Record Date” with respect to any Interest Payment Date, means the [●] or [●] (whether or not such day is a Business Day) immediately preceding the applicable [●] or [●] Interest Payment Date, respectively.

“Repurchase Upon Fundamental Change” means the repurchase of any Note by the Company pursuant to Section 4.02.

“Required Additional Debt Terms” means with respect to any Indebtedness, (a) except with respect to customary bridge financing, such Indebtedness does not mature earlier than the Maturity Date, (b) such

Indebtedness (other than customary bridge financing) does not have mandatory redemption features (other than customary exceptions) that could result in redemptions of such Indebtedness prior to the Maturity Date (it being understood that the Company and the Subsidiaries shall be permitted to make any AHYDO “catch up” payments, if applicable), (c) if subordinated, such Indebtedness is subject to a subordination agreement substantially in the form set forth in Exhibit C (or otherwise as reasonably acceptable to the Holders of at least 75% of the aggregate principal amount of the Notes then outstanding), (d) such Indebtedness is not guaranteed by (A) any Subsidiary that is not a Note Party or (B) any Spectrum Subsidiary and (e) such Indebtedness is not secured by any asset.

“Required Additional Secured Debt Terms” means with respect to any Indebtedness, (a) except with respect to customary bridge financing, such Indebtedness does not mature earlier than the Maturity Date, (b) such Indebtedness (other than customary bridge financing) does not have mandatory redemption features (other than customary exceptions) that could result in redemptions of such Indebtedness prior to the Maturity Date (it being understood that the Company and the Subsidiaries shall be permitted to make any AHYDO “catch up” payments, if applicable), (c) such Indebtedness is subject to an intercreditor agreement substantially in the form set forth in Exhibit D (or otherwise as reasonably acceptable to the Holders of at least 75% of the aggregate principal amount of the Notes then outstanding), (d) such Indebtedness is not guaranteed by any Subsidiary that is not a Note Party and (e) such Indebtedness is not secured by any asset other than the Collateral.

“Responsible Officer” means, (A) when used with respect to the Trustee or the Collateral Agent, as applicable, any officer of the Trustee or the Collateral Agent assigned by the Trustee or the Collateral Agent, as applicable, having direct responsibility for the administration of this Indenture; and (B) with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of, and familiarity with, the particular subject.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Note Legend” means a legend substantially in the form set forth in Exhibit B-1.

“Restricted Stock Legend” means, with respect to any Conversion Share, a legend substantially to the effect that the offer and sale of such Conversion Share have not been registered under the Securities Act and that such Conversion Share cannot be sold or otherwise transferred except pursuant to a transaction that is registered under the Securities Act or that is exempt from, or not subject to, the registration requirements of the Securities Act.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Rule 144A” means Rule 144A under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “Scheduled Trading Day” means a Business Day.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period that is secured by a Lien minus an aggregate amount of cash and Cash Equivalents of the Company and the Guarantors not to exceed $15.0 million as of such date that is not restricted and held in a deposit account subject to a control agreement in favor of the Collateral Agent to (b) Consolidated Cash Flow of the Company and its Subsidiaries for such Test Period.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security” means any Note or Conversion Share.

“Security Agreement” means that certain security agreement, dated as of the Issue Date, by and among the Company, the other grantors from time to time party thereto and the Collateral Agent, as amended, supplemented or modified from time to time.

“Security Documents” means all security agreements (including the Security Agreement), intercreditor agreements, pledge agreements, collateral assignments, collateral agency agreements, or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral for the benefit of the Holders to secure the obligations under this Indenture, in each case, as amended, supplemented, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the terms of this Indenture.

“Settlement Method” means Cash Settlement, Physical Settlement or Combination Settlement.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that constitutes, or any group of Subsidiaries of such Person that, in the aggregate, would constitute, a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of such Person.

“SPAC Transactions” means any transaction or series of transactions, including without limitation, such transactions contemplated by the Business Combination Agreement, by and among FirstMark Horizon Acquisition Corp., Starry, Inc., Starry Holdings, Inc., [Merger Sub, Inc.] and the other parties thereto, as amended from time to time, that results in the direct or indirect acquisition of the Target (or any parent or subsidiary thereof) by, or a merger or other combination with or investment from, a publicly traded special purpose acquisition company or similar third party (in each case, including any parent or subsidiary thereof), irrespective of the voting power of the resulting entity held by the shareholders of the Target preceding such transaction or series of transactions.

“Special Interest” means any interest that accrues on any Note pursuant to Section 7.03.

“Specified Dollar Amount” means, with respect to the conversion of a Note to which Combination Settlement applies, the maximum cash amount per $1,000 principal amount of such Note deliverable upon such conversion (excluding cash in lieu of any fractional share of Common Stock).

“Specified Transaction” means any of the following identified by the Company: (a) transaction or series of related transactions, including investments, that results in a Person becoming a Subsidiary, (b) any acquisition, (c) any transaction or series of related transactions, including Asset Sale, that results in a Subsidiary ceasing to be a Subsidiary of the Company, and (d) any acquisition or disposition of assets constituting a business unit, line of business or division of another Person or a facility.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal, as applicable, was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof; provided, however, that, with respect to Section 8.03(C), the Stated Maturity of any Existing Indebtedness shall be the Stated Maturity as of the Issue Date or a later date to the extent the documents governing such Indebtedness shall have been amended or modified to provide for such later date.

“Stock Price” has the following meaning for any Make-Whole Fundamental Change: (A) if the holders of Common Stock receive only cash in consideration for their shares of Common Stock in such Make-Whole

Fundamental Change and such Make-Whole Fundamental Change is pursuant to clause (B) of the definition of “Fundamental Change,” then the Stock Price is the amount of cash paid per share of Common Stock in such Make-Whole Fundamental Change; and (B) in all other cases, the Stock Price is the average of the Last Reported Sale Prices per share of Common Stock for the five (5) consecutive Trading Days ending on, and including, the Trading Day immediately before the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change.

“Subscription Agreement” means each Subscription Agreement, dated as of [●], among the Company and certain investors of the Initial Notes (the “Subscribers”).

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) to the extent such partnership is included in the consolidated financial statements of such Person.

Unless otherwise specified, “Subsidiary” means a Subsidiary of the Company.

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period minus an aggregate amount of cash and Cash Equivalents of the Company and the Guarantors not to exceed $15.0 million as of such date that is not restricted and held in a deposit account subject to a control agreement in favor of the Collateral Agent to (b) Consolidated Cash Flow of the Company and its Subsidiaries for such Test Period.

“Test Period” means, as of any date of determination, the period of four consecutive fiscal quarters of the Company (taken as one accounting period) ended on the last date of the fiscal quarter in question.

“Trading Day” means any day on which (A) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded; and (B) there is no Market Disruption Event. If the Common Stock is not so listed or traded, then “Trading Day” means a Business Day.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or any of its Subsidiaries in connection with the SPAC Transactions, this Indenture, the Subscription Agreement and the Security Documents, and the transactions contemplated hereby and thereby, including any amortization of such fees and expenses in any period.

“Transfer-Restricted Security” means any Security that constitutes a “restricted security” (as defined in Rule 144); provided, however, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(A) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a registration statement that was effective under the Securities Act at the time of such sale or transfer;

(B) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a “restricted security” (as defined in Rule 144); and

(C) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice.

The Trustee is under no obligation to determine whether any Security is a Transfer-Restricted Security and may conclusively rely on an Officer’s Certificate with respect thereto.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including, without limitation, deposit accounts, overdraft, overnight draft, credit cards, debit cards, p-cards (including purchasing cards, employee credit card programs and commercial cards), funds transfer, automated clearinghouse, direct debit, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, netting services, cash pooling arrangements, credit and debit card acceptance or merchant services and other treasury or cash management services.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended.

“Trustee” means the Person named as such in the first paragraph of this Indenture in its capacity as such until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means such successor.

“UCC” means the Uniform Commercial Code (or any successor statute), as in effect from time to time, of the State of New York or of any other state the laws of which are required as a result thereof to be applied in connection with the issue or perfection of security interests.

“VWAP Market Disruption Event” means, with respect to any date, (A) the failure by the principal U.S. national or regional securities exchange on which the Common Stock is then listed, or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which the Common Stock is then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

“VWAP Trading Day” means a day on which (A) there is no VWAP Market Disruption Event; and (B) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “VWAP Trading Day” means a Business Day.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then-remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then-outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any specified Person means, (a) any corporation one hundred percent of whose capital stock (other than directors’ qualifying shares and other nominal shares required to be held by local nationals, in each case to the extent required under applicable Legal Requirements) is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person and/or one or more Wholly Owned Subsidiaries of such Person have a one hundred percent Equity Interest (other than directors’ qualifying shares and other nominal shares required to be held by local nationals, in each case to the extent required under applicable Legal Requirements) at such time.

Section 1.02. Other Definitions.

Term	Defined in Section
“Additional Shares”	5.07(A)
“Aggregated Person”	5.11
“Business Combination Event”	6.01(A)
“Cash Settlement”	5.03(A)
“Combination Settlement”	5.03(A)
“Common Stock Change Event”	5.09(A)
“Conversion Agent”	2.06(A)
“Conversion Consideration”	5.03(B)
“Default Interest”	2.05(B)
“Defaulted Amount”	2.05(B)
“Event of Default”	7.01(A)
“Expiration Date”	5.05(A)(v)
“Expiration Time”	5.05(A)(v)
“Fundamental Change Notice”	4.02(E)
“Fundamental Change Repurchase Right”	4.02(A)
“Guaranteed Obligations”	9.01(A)(ii)
“Guarantor Business Combination Event”	9.04(A)
“Initial Notes”	2.03(A)
“Make-Whole Exception”	5.11
“Notice of Conversion”	5.02(A)(ii)
“Partial Redemption Limitation”	4.03(I)
“Paying Agent”	2.06(A)
“Physical Settlement”	5.03(A)
“Redemption Notice”	4.03(F)
“Reference Property”	5.09(A)
“Reference Property Unit”	5.09(A)
“Register”	2.06(B)
“Registrar”	2.06(A)
“Reporting Event of Default”	7.03(A)
“Restricted Ownership Percentage”	5.11
“Section 16 Conversion Blocker”	5.11
“Specified Courts”	11.07
“Spin-Off”	5.05(A)(iii)(2)
“Spin-Off Valuation Period”	5.05(A)(iii)(2)

Term	Defined in Section
“Stated Interest”	2.05(A)
“Spectrum Subsidiaries”	3.10(B)(xvii)
“Successor Corporation”	6.01(A)
“Successor Person”	5.09(A)
“Tender/Exchange Offer Valuation Period”	5.05(A)(v)

Section 1.03. Rules of Construction.

For purposes of this Indenture:

(A) “or” is not exclusive;

(B) “including” means “including without limitation”;

(C) “will” expresses a command;

(D) the “average” of a set of numerical values refers to the arithmetic average of such numerical values;

(E) a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(F) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(G) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture, unless the context requires otherwise;

(H) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise;

(I) the exhibits, schedules and other attachments to this Indenture are deemed to form part of this Indenture; and

(J) the term “interest,” when used with respect to a Note, includes any Additional Interest and Special Interest, unless the context requires otherwise or, in the case of Additional Interest, unless the terms of the Subscription Agreement provide otherwise.

Section 1.04. [Reserved].

Section 1.05. Limited Condition Transactions.

When calculating the availability under any basket or ratio under this Indenture or compliance with any provision of this Indenture in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales), in each case, at the option of the Issuer (the Issuer’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Indenture shall be deemed to be the date (the “LCT Test Date”) the definitive agreements for such Limited Condition Transaction are entered into (or, if applicable, the date of delivery of an irrevocable notice, declaration of a Restricted Payment, the making of a Restricted Payment or similar event), in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales) and any related pro forma adjustments (disregarding for the purposes of such pro forma calculation any borrowing under any revolving credit facility) and at the election of the Issuer, any other acquisition or similar Investment, Restricted Payment or Asset Sale that has not been consummated but with respect to which the Issuer has elected to test any applicable condition prior to the date of consummation in accordance with this paragraph, as if they had occurred at the beginning of the most recently completed four fiscal quarter period, the Issuer or any of its Subsidiaries could have taken such actions or consummated such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued or incurred at the LCT Test Date or at any time thereafter); provided that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Issuer may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date for purposes of such ratios, tests or baskets, (b) except as contemplated in the foregoing clause (a), compliance with such ratios, tests or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales) and (c) consolidated interest expense for purposes of the Fixed Charge Coverage Ratio will be calculated using an assumed interest rate based on the indicative interest margin contained in any financing commitment documentation with respect to such Indebtedness or, if no such indicative interest margin exists, as reasonably determined by the Issuer in good faith.

For the avoidance of doubt, if the Issuer has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in EBITDA or total assets of the Issuer or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations (provided, for the avoidance of doubt, that the Issuer or any Subsidiary may rely upon any improvement in any such ratio, test or basket availability); (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of a Default or an Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of debt and the use of proceeds thereof (but without netting the cash proceeds thereof)) had been consummated.

Article 2. THE NOTES

Section 2.01. Form, Dating and Denominations.

The Notes and the Trustee’s certificate of authentication will be substantially in the form set forth in Exhibit A. The Notes will bear the legends required by Section 2.09 and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the Depositary. Each Note will be dated as of the date of its authentication.

Except to the extent otherwise provided in a Company Order delivered to the Trustee in connection with the issuance and authentication thereof, the Notes will be issued initially in the form of one or more Global Notes. Global Notes may be exchanged for Physical Notes, and Physical Notes may be exchanged for Global Notes, only as provided in Section 2.10.

The Notes will be issuable only in registered form without interest coupons and only in Authorized Denominations.

Each certificate representing a Note will bear a unique registration number that is not affixed to any other certificate representing another outstanding Note.

The terms contained in the Notes constitute part of this Indenture, and, to the extent applicable, the Company, the Trustee and the Collateral Agent, by their execution and delivery of this Indenture, agree to such terms and to be bound thereby; provided, however, that, to the extent that any provision of any Note conflicts with the provisions of this Indenture, the provisions of this Indenture will control for purposes of this Indenture and such Note.

Section 2.02. Execution, Authentication and Delivery.

(A) Due Execution by the Company. At least one (1) duly authorized Officer will sign the Notes on behalf of the Company by manual, electronic (e.g., “.pdf”) or facsimile signature. A Note’s validity will not be affected by the failure of any Officer whose signature is on any Note to hold, at the time such Note is authenticated, the same or any other office at the Company.

(B) Authentication by the Trustee and Delivery.

(i) No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually or electronically signs the certificate of authentication of such Note.

(ii) The Trustee will cause an authorized signatory of the Trustee (or a duly appointed authenticating agent) to manually or electronically sign the certificate of authentication of a Note only if (1) the Company delivers such Note to the Trustee; (2) such Note is executed by the Company in accordance with Section 2.02(A); and (3) the Company delivers a Company Order to the Trustee that (a) requests the Trustee to authenticate such Note; and (b) sets forth the name of the Holder of such Note and the date as of which such Note is to be authenticated. If such Company Order also requests the Trustee to deliver such Note to any Holder or to the Depositary, then the Trustee will promptly deliver such Note in accordance with such Company Order.

(iii) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. A duly appointed authenticating agent may authenticate Notes whenever the Trustee may do so under this Indenture, and a Note authenticated as provided in this Indenture by such an agent will be deemed, for purposes of this Indenture, to be authenticated by the Trustee. Each duly appointed authenticating agent will have the same rights to deal with the Company as the Trustee would have if it were performing the duties that the authentication agent was validly appointed to undertake.

Section 2.03. Initial Notes.

On the Issue Date, there will be originally issued [●~]* aggregate principal amount of Notes, subject to the provisions of this Indenture (including Section 2.02). Notes issued pursuant to this Section 2.03(A), and any

*	To be between one hundred and fifty million dollars ($150,000,000) and one hundred and sixty million dollars ($160,000,000)

Notes issued in exchange therefor or in substitution thereof, are referred to in this Indenture as the “Initial Notes.”

Section 2.04. Method of Payment.

(A) Global Notes. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, interest on, and any cash Conversion Consideration for, any Global Note to the Depositary as the registered Holder of such Global Note, by wire transfer of immediately available funds no later than the time the same is due as provided in this Indenture.

(B) Physical Notes. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, interest on, and any cash Conversion Consideration due upon conversion of, any Physical Note no later than the time the same is due as provided in this Indenture as follows: (i) if the principal amount of such Physical Note is at least five million dollars ($5,000,000) (or such lower amount as the Company may choose in its sole and absolute discretion) and the Holder of such Physical Note entitled to such payment has delivered to the Paying Agent or the Trustee, no later than the time set forth in the immediately following sentence, a written request that the Company (or the Paying Agent) make such payment by wire transfer to an account of such Holder within the United States, by wire transfer of immediately available funds to such account; and (ii) in all other cases, by check mailed to the address of the Holder of such Physical Note entitled to such payment as set forth in the Register. To be timely, such written request must be so delivered no later than the Close of Business on the following date: (x) with respect to the payment of any interest due on an Interest Payment Date, the immediately preceding Regular Record Date; and (y) with respect to any other payment, the date that is fifteen (15) calendar days immediately before the date such payment is due.

Section 2.05. Accrual of Interest; Defaulted Amounts; When Payment Date is Not a Business Day.

(A) Accrual of Interest. Each Note will accrue interest at a rate per annum equal to [●]% (the “Stated Interest”), plus any Additional Interest and Special Interest on the Notes, if any, that may accrue pursuant to Sections 3.04 and 7.03, respectively. Stated Interest on each Note will (i) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the date set forth in the certificate representing such Note as the date from, and including, which Stated Interest will begin to accrue in such circumstance) to, but excluding, the date of payment of such Stated Interest; and (ii) be, subject to Sections 4.02(D), 4.03(E) and 5.02(D) (but without duplication of any payment of interest), payable semi-annually in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such Note, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date. Stated Interest, and, if applicable, Additional Interest and Special Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(B) Defaulted Amounts. If the Company fails to pay any amount (a “Defaulted Amount”) payable on a Note on or before the due date therefor as provided in this Indenture or if any Event of Default has occurred and is continuing, then to the extent lawful, interest (“Default Interest”) will accrue on the aggregate outstanding principal amount of the Notes and all other outstanding Obligations under this Indenture and the other Note Documents at a rate per annum equal to the rate per annum at which Stated Interest accrues plus 100 basis points, from, and including, such due date or date that such Event of Default occurred (as applicable) to, but excluding, the date of payment of such Defaulted Amount and the cure or waiver of such Event of Default. The Company may pay the Default Interest to the persons who are Holders on a subsequent special record date. The Company shall fix or cause to be fixed any such special record date and payment date in a manner not deemed impractical for the Trustee and shall promptly mail to each Holder (with a copy to the Trustee) a notice that states the special record date, the payment date and the amount of the Default Interest to be paid. Notwithstanding the foregoing, any interest which is paid prior to the expiration of the 30-day period set forth in Section 7.01(A)(ii) shall be paid to Holders as of the record date for the Interest Payment Date for which interest has not been paid.

(C) Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on a Note as provided in this Indenture is not a Business Day, then, notwithstanding anything to the contrary in this Indenture or the Notes, such payment may be made on the immediately following Business Day and no interest will accrue on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or obligated by law, regulation or executive order to close or be closed will be deemed not to be a “Business Day.”

Section 2.06. Registrar, Paying Agent and Conversion Agent.

(A) Generally. The Company will maintain (i) an office or agency in the continental United States where Notes may be presented for registration of transfer or for exchange (the “Registrar”); (ii) an office or agency in the continental United States where Notes may be presented for payment (the “Paying Agent”); and (iii) an office or agency in the continental United States where Notes may be presented for conversion (the “Conversion Agent”). The Company hereby designates the Corporate Trust Office of the Trustee as such offices. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, then the Trustee will act as such. For the avoidance of doubt, the Company or any of its Subsidiaries may act as Registrar, Paying Agent or Conversion Agent.

(B) Duties of the Registrar. The Registrar will keep a record (the “Register”) of the names and addresses of the Holders, the Notes held by each Holder and the transfer, exchange, repurchase, Redemption and conversion of Notes. Absent manifest error, the entries in the Register will be conclusive and the Company and the Trustee may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly.

(C) Co-Agents; Company’s Right to Appoint Successor Registrars, Paying Agents and Conversion Agents. The Company may appoint one or more co-Registrars, co-Paying Agents and co-Conversion Agents, each of whom will be deemed to be a Registrar, Paying Agent or Conversion Agent, as applicable, under this Indenture. Subject to Section 2.06(A), the Company may change any Registrar, Paying Agent or Conversion Agent (including appointing itself or any of its Subsidiaries to act in such capacity) without notice to any Holder. The Company will notify the Trustee (and, upon request, any Holder) of the name and address of each Note Agent, if any, not a party to this Indenture and will enter into an appropriate agency agreement with each such Note Agent, which agreement will implement the provisions of this Indenture that relate to such Note Agent.

(D) Initial Appointments. The Company appoints the Trustee as the initial Paying Agent, the initial Registrar and the initial Conversion Agent. In acting in such capacities under this Indenture and in connection with the Notes, the Trustee in such capacities will act solely as an agent of the Company and will not thereby assume any obligations towards, or relationship of agency or trust for or with, any Holder.

Section 2.07. Paying Agent and Conversion Agent to Hold Property in Trust.

The Company will require each Paying Agent or Conversion Agent that is not the Trustee to agree in writing that such Note Agent will (A) hold in trust for the benefit of Holders or the Trustee all money and other property held by such Note Agent for payment or delivery due on the Notes; and (B) notify the Trustee in writing of any default by the Company in making any such payment or delivery. The Company, at any time, may, and the Trustee, while any Default continues, may, require a Paying Agent or Conversion Agent to pay or deliver, as applicable, all money and other property held by it to the Trustee, after which payment or delivery, as applicable, such Note Agent (if not the Company or any of its Subsidiaries) will have no further liability for such money or property. If the Company or any of its Subsidiaries acts as Paying Agent or Conversion Agent, then (A) it will segregate and hold in a separate trust fund for the benefit of the Holders or the Trustee all money and other property held by it as Paying Agent or Conversion Agent; and (B) references in this Indenture or the Notes to the Paying Agent or Conversion Agent holding cash or other property, or to the delivery of cash or other property to the Paying Agent or Conversion Agent, in each case for payment or delivery to any Holders or the Trustee or with respect to the Notes, will be deemed to refer to cash or other property so segregated and held separately, or to the segregation and separate holding of such cash or other property, respectively. Upon the occurrence of any event pursuant to clause (ix) or (x) of Section 7.01(A) with respect to the Company (or with respect to any Subsidiary of the Company acting as Paying Agent or Conversion Agent), the Trustee will serve as the Paying Agent or Conversion Agent, as applicable, for the Notes.

Section 2.08. Holder Lists.

If the Trustee is not the Registrar, the Company will furnish to the Trustee, no later than seven (7) Business Days before each Interest Payment Date and at such other times as the Trustee may request, a list, in such form and as of such date or time as the Trustee may reasonably require, of the names and addresses of the Holders.

Section 2.09. Legends.

(A) Global Note Legend. Each Global Note will bear the Global Note Legend (or any similar legend, not inconsistent with this Indenture, required by the Depositary for such Global Note).

(B) Non-Affiliate Legend. Each Note will bear the Non-Affiliate Legend.

(C) Restricted Note Legend. Subject to Section 2.12,

(i) each Note that is a Transfer-Restricted Security will bear the Restricted Note Legend; and

(ii) if a Note is issued in exchange for, in substitution of, or to effect a partial conversion of, another Note (such other Note being referred to as the “old Note” for purposes of this Section 2.09(C)(ii)), including pursuant to Section 2.10(B), 2.10(C), 2.11 or 2.13, then such Note will bear the Restricted Note Legend if such old Note bore the Restricted Note Legend at the time of such exchange or substitution, or on the related Conversion Date with respect to such conversion, as applicable; provided, however, that such Note need not bear the Restricted Note Legend if such Note does not constitute a Transfer-Restricted Security immediately after such exchange or substitution, or as of such Conversion Date, as applicable.

(D) Other Legends. A Note may bear any other legend or text, not inconsistent with this Indenture, as may be required by applicable law or by any securities exchange or automated quotation system on which such Note is traded or quoted.

(E) Acknowledgment and Agreement by the Holders. A Holder’s acceptance of any Note bearing any legend required by this Section 2.09 will constitute such Holder’s acknowledgment of, and agreement to comply with, the restrictions set forth in such legend.

(F) Restricted Stock Legend.

(i) Each Conversion Share will bear the Restricted Stock Legend if the Note upon the conversion of which such Conversion Share was issued was (or would have been had it not been converted) a Transfer-Restricted Security at the time such Conversion Share was issued; provided, however, that such Conversion Share need not bear the Restricted Stock Legend if the Company determines, in its reasonable discretion, that such Conversion Share need not bear the Restricted Stock Legend.

(ii) Notwithstanding anything to the contrary in this Section 2.09(F), a Conversion Share need not bear a Restricted Stock Legend if such Conversion Share is issued in an uncertificated form that does not permit affixing legends thereto, provided the Company takes measures (including the assignment thereto of a “restricted” CUSIP number) that it reasonably deems appropriate to enforce the transfer restrictions referred to in the Restricted Stock Legend.

Section 2.10. Transfers and Exchanges; Certain Transfer Restrictions.

(A) Provisions Applicable to All Transfers and Exchanges.

(i) Subject to this Section 2.10, Physical Notes and beneficial interests in Global Notes may be transferred or exchanged from time to time. The Registrar will record each such transfer or exchange of Physical Notes in the Register.

(ii) Each Note issued upon transfer or exchange of any other Note (such other Note being referred to as the “old Note” for purposes of this Section 2.10(A)(ii)) or portion thereof in accordance with this Indenture will be the valid obligation of the Company, evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as such old Note or portion thereof, as applicable.

(iii) The Company, the Guarantors, the Trustee and the Note Agents will not impose any service charge on any Holder for any transfer, exchange or conversion of Notes, but the Company, the Guarantors, the Trustee, the Registrar and the Conversion Agent may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Notes, other than exchanges pursuant to Section 2.11, 2.17 or 8.05 not involving any transfer.

(iv) Notwithstanding anything to the contrary in this Indenture or the Notes, a Note may not be transferred or exchanged in part unless the portion to be so transferred or exchanged is in an Authorized Denomination.

(v) The Trustee will have no obligation or duty to monitor, determine or inquire as to compliance with any transfer restrictions imposed under this Indenture or applicable law with respect to any Security, other than to require the delivery of such certificates or other documentation or evidence as expressly required by this Indenture and to examine the same to determine substantial compliance as to form with the requirements of this Indenture.

(vi) The Trustee will have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of Redemption or repurchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All payments to be made to Holders in respect of the Notes will be given or made only to or upon the order of the registered Holders (which is the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note will be exercised only through the Depositary subject to the applicable Depositary Procedures. The Trustee may rely and will be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(vii) Each Note issued upon transfer of, or in exchange for, another Note will bear each legend, if any, required by Section 2.09.

(viii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Note, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(ix) For the avoidance of doubt, and subject to the terms of this Indenture, as used in this Section 2.10, an “exchange” of a Global Note or a Physical Note includes (x) an exchange effected for the sole purpose of removing any Restricted Note Legend affixed to such Global Note or Physical Note; and (y) if such Global Note or Physical Note is identified by a “restricted” CUSIP number, an exchange effected for the sole purpose of causing such Global Note or Physical Note to be identified by an “unrestricted” CUSIP number.

(B) Transfers and Exchanges of Global Notes.

(i) Subject to the immediately following sentence, no Global Note may be transferred or exchanged in whole except (x) by the Depositary to a nominee of the Depositary; (y) by a nominee of the Depositary to the Depositary or to another nominee of the Depositary; or (z) by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. No Global Note (or any portion thereof) may be transferred to, or exchanged for, a Physical Note; provided, however, that a Global Note will be exchanged, pursuant to customary procedures, for one or more Physical Notes if:

(1) (x) the Depositary notifies the Company or the Trustee that the Depositary is unwilling or unable to continue as depositary for such Global Note or (y) the Depositary ceases to be a “clearing agency” registered under Section 17A of the Exchange Act and, in each case, the Company fails to appoint a successor Depositary within ninety (90) days of such notice or cessation;

(2) an Event of Default has occurred and is continuing and the Company, the Trustee or the Registrar has received a written request from the Depositary, or from a holder of a beneficial interest in such Global Note, to exchange such Global Note or beneficial interest, as applicable, for one or more Physical Notes; or

(3) the Company, in its sole discretion, permits the exchange of any beneficial interest in such Global Note for one or more Physical Notes at the request of the owner of such beneficial interest.

(ii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Global Note (or any portion thereof):

(1) the Trustee will reflect any resulting decrease of the principal amount of such Global Note by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note (and, if such notation results in such Global Note having a principal amount of zero, the Company may (but is not required to) instruct the Trustee in writing to cancel such Global Note pursuant to Section 2.15);

(2) if required to effect such transfer or exchange, then the Trustee will reflect any resulting increase of the principal amount of any other Global Note by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such other Global Note;

(3) if required to effect such transfer or exchange, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a new Global Note bearing each legend, if any, required by Section 2.09; and

(4) if such Global Note (or such portion thereof), or any beneficial interest therein, is to be exchanged for one or more Physical Notes, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Global Note to be so exchanged; (y) are registered in such name(s) as the Depositary specifies (or as otherwise determined pursuant to customary procedures); and (z) bear each legend, if any, required by Section 2.09.

(iii) Each transfer or exchange of a beneficial interest in any Global Note will be made in accordance with the Depositary Procedures.

(C) Transfers and Exchanges of Physical Notes.

(i) Subject to this Section 2.10, a Holder of a Physical Note may (x) transfer such Physical Note (or any portion thereof in an Authorized Denomination) to one or more other Person(s); (y) exchange such Physical Note (or any portion thereof in an Authorized Denomination) for one or more other Physical Notes in Authorized Denominations having an aggregate principal amount equal to the aggregate principal amount of the Physical Note (or portion thereof) to be so exchanged; and (z) if then permitted by the Depositary Procedures, transfer such Physical Note (or any portion thereof in an Authorized Denomination) in exchange for a beneficial interest in one or more Global Notes; provided, however, that, to effect any such transfer or exchange, such Holder must:

(1) surrender such Physical Note to be transferred or exchanged to the office of the Registrar, together with any endorsements or transfer instruments reasonably required by the Company, the Trustee or the Registrar; and

(2) deliver such certificates, documentation or evidence as may be required pursuant to Section 2.10(D).

(ii) Upon the satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Physical Note (such Physical Note being referred to as the “old Physical Note” for purposes of this Section 2.10(C)(ii)) of a Holder (or any portion of such old Physical Note in an Authorized Denomination):

(1) such old Physical Note will be promptly cancelled pursuant to Section 2.15;

(2) if such old Physical Note is to be so transferred or exchanged only in part, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such old Physical Note not to be so transferred or exchanged; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 2.09;

(3) in the case of a transfer:

(a) to the Depositary or a nominee thereof that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Global Notes, the Trustee will reflect an increase of the principal amount of one or more existing Global Notes by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note(s), which increase(s) are in Authorized Denominations and aggregate to the principal amount to be so transferred, and which Global Note(s) bear each legend, if any, required by Section 2.09; provided, however, that if such transfer cannot be so effected by notation on one or more existing Global Notes (whether because no Global Notes bearing each legend, if any, required by Section 2.09 then exist, because any such increase will result in any Global Note having an aggregate principal amount exceeding the maximum aggregate principal amount permitted by the Depositary or otherwise), then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Global Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; and (y) bear each legend, if any, required by Section 2.09; and

(b) to a transferee that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Physical Notes, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; (y) are registered in the name of such transferee; and (z) bear each legend, if any, required by Section 2.09; and

(4) in the case of an exchange, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so exchanged; (y) are registered in the name of the Person to whom such old Physical Note was registered; and (z) bear each legend, if any, required by Section 2.09.

(D) Requirement to Deliver Documentation and Other Evidence. If a Holder of any Note that is identified by a “restricted” CUSIP number or that bears a Restricted Note Legend or is a Transfer-Restricted Security requests to:

(i) cause such Note to be identified by an “unrestricted” CUSIP number;

(ii) remove such Restricted Note Legend; or

(iii) register the transfer of such Note to the name of another Person,

then the Company, the Guarantors, the Trustee and the Registrar may refuse to effect such identification, removal or transfer, as applicable, unless there is delivered to the Company, the Guarantors, the Trustee and the Registrar such certificates or other documentation or evidence as the Company, the Guarantors, the Trustee and the Registrar may reasonably require to determine that such identification, removal or transfer, as applicable, complies with the Securities Act and other applicable securities laws.

(E) Transfers of Notes Subject to Redemption, Repurchase or Conversion. Notwithstanding anything to the contrary in this Indenture or the Notes, the Company, the Guarantors, the Trustee and the Registrar may refuse to register the transfer of or exchange any Note that (i) has been surrendered for conversion; (ii) is subject to a Fundamental Change Repurchase Notice validly delivered, and not withdrawn, pursuant to Section 4.02(F), except to the extent that the Company fails to pay the applicable Fundamental Change Repurchase Price when due; or (iii) has been selected for Redemption pursuant to a Redemption Notice, except to the extent that the Company fails to pay the applicable Redemption Price when due.

Section 2.11. Exchange and Cancellation of Notes to Be Converted or to Be Repurchased Pursuant to a Repurchase Upon Fundamental Change or Redemption.

(A) Partial Conversions of Physical Notes and Partial Repurchases of Physical Notes Pursuant to a Repurchase Upon Fundamental Change or Redemption. If only a portion of a Physical Note of a Holder is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, as soon as reasonably practicable after such Physical Note is surrendered for such conversion or repurchase, as applicable, the Company will cause such Physical Note to be exchanged, pursuant and subject to Section 2.10(C), for (i) one or more Physical Notes that are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted or repurchased, as applicable, and deliver such Physical Note(s) to such Holder; and (ii) a Physical Note having a principal amount equal to the principal amount to be so converted or repurchased, as applicable, which Physical Note will be converted or repurchased, as applicable, pursuant to the terms of this Indenture; provided, however, that the Physical Note referred to in this clause (ii) need not be issued at any time after which such principal amount subject to such conversion or repurchase, as applicable, is deemed to cease to be outstanding pursuant to Section 2.18.

(B) Cancellation of Notes that Are Converted and Notes that Are Repurchased Pursuant to a Repurchase Upon Fundamental Change or Redemption.

(i) Physical Notes. If a Physical Note (or any portion thereof that has not theretofore been exchanged pursuant to Section 2.11(A)) of a Holder is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the later of the time such Physical Note (or such portion) is deemed to cease to be outstanding pursuant to Section 2.18 and the time such Physical Note is surrendered for such conversion or repurchase, as applicable, (1) such Physical Note will be cancelled pursuant to Section 2.15; and (2) in the case of a partial conversion or repurchase, as applicable, the Company will issue, execute and deliver to such Holder, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted or repurchased, as applicable; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 2.09.

(ii) Global Notes. If a Global Note (or any portion thereof) is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the time such Note (or such portion) is deemed to cease to be outstanding pursuant to Section 2.18, the Trustee will reflect a decrease of the principal amount of such Global Note in an amount equal to the principal amount of such Global Note to be so converted or repurchased, as applicable, by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note (and, if the principal amount of such Global Note is zero following such notation, cancel such Global Note pursuant to Section 2.15).

Section 2.12. Removal of Transfer Restrictions.

Without limiting the circumstances in which a Restricted Note Legend can be removed, if any Note that bears the Restricted Note Legend is transferred pursuant to the Registration Statement, the Company will cause the Trustee to exchange that Note pursuant to Sections 2.09(C)(ii) and 2.10(D) with a Note that does not bear the Restricted Note Legend (and, if such Note is a Global Note, cause such Global Note to be identified by an “unrestricted” CUSIP number in the facilities of the Depositary).

Section 2.13. Replacement Notes.

If a Holder of any Note claims that such Note has been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a replacement Note upon surrender to the Trustee of such mutilated Note, or upon delivery to the Trustee of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Note, the Company and the Trustee may require the Holder thereof to provide such security or indemnity that is satisfactory to the Company and the Trustee to protect the Company, the Trustee and the Collateral Agent from any loss that any of them may suffer if such Note is replaced. The Company may charge for its and the Trustee’s expenses in replacing a Note.

Every replacement Note issued pursuant to this Section 2.13 will be an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and ratably with all other Notes issued under this Indenture.

Section 2.14. Registered Holders; Certain Rights with Respect to Global Notes.

Only the Holder of a Note will have rights under this Indenture as the owner of such Note. Without limiting the generality of the foregoing, Depositary Participants will have no rights as such under this Indenture with respect to any Global Note held on their behalf by the Depositary or its nominee, or by the Trustee as its custodian, and the Company, the Guarantors, the Trustee, the Collateral Agent and the Note Agents, and their respective agents, may treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever; provided, however, that (A) the Holder of any Global Note may grant proxies and otherwise authorize any Person, including Depositary Participants and Persons that hold interests in Notes through Depositary Participants, to take any action that such Holder is entitled to take with respect to such Global Note under this Indenture or the Notes; and (B) the Company, the Guarantors, the Trustee and the Collateral Agent, and their respective agents, may give effect to any written certification, proxy or other authorization furnished by the Depositary.

Section 2.15. Cancellation.

The Company may at any time deliver Notes to the Trustee for cancellation. The Registrar, the Paying Agent and the Conversion Agent will forward to the Trustee each Note duly surrendered to them for transfer, exchange, payment or conversion. The Trustee will promptly cancel all Notes so surrendered to it in accordance with its customary procedures. Without limiting the generality of Section 2.03(B), the Company may not originally issue new Notes to replace Notes that it has paid or that have been cancelled upon transfer, exchange, payment or conversion.

Section 2.16. Notes Held by the Company or its Affiliates.

Without limiting the generality of Section 2.18, in determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes (if any) owned by the Company or any of its Affiliates will be deemed not to be outstanding; provided, however, that, for purposes of determining whether the Trustee or Collateral Agent is protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee or Collateral Agent, as applicable, actually knows are so owned will be so disregarded.

Section 2.17. Temporary Notes.

Until definitive Notes are ready for delivery, the Company may issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, temporary Notes. Temporary Notes will be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. The Company will promptly prepare, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, definitive Notes in exchange for temporary Notes. Until so exchanged, each temporary Note will in all respects be entitled to the same benefits under this Indenture as definitive Notes.

Section 2.18. Outstanding Notes.

(A) Generally. The Notes that are outstanding at any time will be deemed to be those Notes that, at such time, have been duly executed and authenticated, excluding those Notes (or portions thereof) that have theretofore been (i) cancelled by the Trustee or delivered to the Trustee for cancellation in accordance with Section 2.15; (ii) assigned a principal amount of zero by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of any a Global Note representing such Note; (iii) paid in full (including upon conversion) in accordance with this Indenture; or (iv) deemed to cease to be outstanding to the extent provided in, and subject to, clause (B), (C) or (D) of this Section 2.18.

(B) Replaced Notes. If a Note is replaced pursuant to Section 2.13, then such Note will cease to be outstanding at the time of its replacement, unless the Trustee and the Company receive proof reasonably satisfactory to them that such Note is held by a “bona fide purchaser” under applicable law.

(C) Maturing Notes and Notes Called for Redemption or Subject to Repurchase. If, on a Redemption Date, a Fundamental Change Repurchase Date or the Maturity Date, the Paying Agent holds money sufficient to pay the aggregate Redemption Price, Fundamental Change Repurchase Price or principal amount, respectively, together, in each case, with the aggregate interest in each case due on such date, then (unless there occurs a Default in the payment of any such amount) (i) the Notes (or portions thereof) to be redeemed or repurchased, or that mature, on such date will be deemed, as of such date, to cease to be outstanding, except to the extent provided in Sections 4.02(D), 4.03(E) or 5.02(D); and (ii) the rights of the Holders of such Notes (or such portions thereof), as such, will terminate with respect to such Notes (or such portions thereof), other than the right to receive the Redemption Price, Fundamental Change Repurchase Price or principal amount, as applicable, of, and accrued and unpaid interest on, such Notes (or such portions thereof), in each case as provided in this Indenture.

(D) Notes to Be Converted. At the Close of Business on the Conversion Date for any Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to Section 5.03(B) or Section 5.02(D), upon such conversion) be deemed to cease to be outstanding, except to the extent provided in Section 5.02(D) or Section 5.08.

(E) Cessation of Accrual of Interest. Except as provided in Sections 4.02(D), 4.03(E) or 5.02(D), interest will cease to accrue on each Note from, and including, the date that such Note is deemed, pursuant to this Section 2.18, to cease to be outstanding, unless there occurs a default in the payment or delivery of any cash or other property due on such Note.

Section 2.19. Repurchases by the Company.

Without limiting the generality of Section 2.15, the Company or its Subsidiaries may repurchase Notes in open market purchases or in negotiated transactions. In connection with any such repurchase, the Company may appoint a tender agent, in which case such tender agent shall be the Paying Agent in connection with such repurchase.

Section 2.20. CUSIP and ISIN Numbers.

Subject to Section 2.12, the Company may use one or more CUSIP or ISIN numbers to identify any of the Notes, and, if so, the Company and the Trustee will use such CUSIP or ISIN number(s) in notices to Holders as applicable; provided, however, that (i) the Trustee makes no representation as to the correctness or accuracy of any such CUSIP or ISIN number; (ii) the effectiveness of any such notice will not be affected by any defect in, or omission of, any such CUSIP or ISIN number; and (iii) the Trustee shall have no liability for any defect in the CUSIP or ISIN numbers as they appear on any Note, notice or elsewhere. The Company will promptly notify the Trustee, in writing, of any change in the CUSIP or ISIN number(s) identifying any Notes.

Article 3. COVENANTS

Section 3.01. Payment on Notes.

(A) Generally. The Company will pay or cause to be paid all the principal of, the Fundamental Change Repurchase Price and Redemption Price for, interest on, and other amounts due with respect to, the Notes on the dates and in the manner set forth in this Indenture.

(B) Deposit of Funds. Before 10:00 A.M., New York City time, on each Redemption Date, Fundamental Change Repurchase Date or Interest Payment Date, and on the Maturity Date or any other date on which any cash amount is due on the Notes, the Company will deposit, or will cause there to be deposited, with the Paying Agent cash, in funds immediately available on such date, sufficient to pay the cash amount due on the applicable Notes on such date. The Paying Agent will return to the Company, as soon as practicable, any money not required for such purpose.

Section 3.02. Exchange Act Reports.

(A) Generally. The Company will send to the Trustee copies of all reports that the Company is required to file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act within fifteen (15) calendar days after the date that the Company is required to file or furnish the same (after giving effect to all applicable grace periods under the Exchange Act); provided, however, that the Company need not send to the Trustee any material for which the Company has received, or is seeking in good faith and has not been denied, confidential treatment by the SEC. Any report that the Company files with or furnishes to the SEC through the EDGAR system (or any successor thereto) will be deemed to be sent to the Trustee at the time such report is so filed or furnished via the EDGAR system (or such successor). Upon the request of any Holder, the Company will provide to such Holder a copy of any report that the Company has furnished or filed pursuant to this Section 3.02(A), other than a report that is deemed to be sent to the Trustee pursuant to the preceding sentence.

(B) Trustee’s Disclaimer. The Trustee need not determine whether the Company has filed any material via the EDGAR system (or such successor). The sending or filing of reports pursuant to Section 3.02(A) to the Trustee will be for informational purposes only, and the Trustee’s receipt of such reports will not be deemed to constitute actual or constructive notice to the Trustee of any information contained, or determinable from information contained, therein, including the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively and conclusively on Officer’s Certificates). The Trustee shall have no liability or responsibility for the filing, content or timeliness if any report hereunder.

Section 3.03. Rule 144A Information.

If the Company is not subject to Section 13 or 15(d) of the Exchange Act at any time when any Notes or shares of Common Stock issuable upon conversion of the Notes are outstanding and constitute “restricted securities” (as defined in Rule 144), then the Company (or its successor) will promptly provide, to the Trustee and, upon written request, to any Holder, beneficial owner or prospective purchaser of such Notes or shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or shares pursuant to Rule 144A. The Company (or its successor) will take such further action as any Holder or beneficial owner of such Notes or shares may reasonably request to enable such Holder or beneficial owner to sell such Notes or shares pursuant to Rule 144A.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports will not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the Company’s covenants under this Indenture (as to which the Trustee is entitled to rely exclusively and conclusively on Officer’s Certificates).

Section 3.04. Additional Interest.

(A) Accrual of Additional Interest. Additional Interest will accrue on the Notes pursuant to the terms and conditions of the Subscription Agreement, and the Company’s obligation to pay such Additional Interest will, without duplication, be deemed to be obligations under this Indenture and the Notes with the same force and effect as if the relevant provisions of the Subscription Agreement were reproduced in the Indenture and the Notes. In no event will Additional Interest, together with any Special Interest that is payable at the Company’s election pursuant to Section 7.03(A) as the sole remedy for any Reporting Event of Default, accrue on any day on a Note at a combined rate per annum that exceeds one half of one percent (0.50%). For the avoidance of doubt, any Additional Interest that accrues on a Note will be in addition to the Stated Interest that accrues on such Note and, subject to the immediately preceding sentence, in addition to any Special Interest that accrues on such Note pursuant to Section 7.03(A).

(B) Notice to Trustee and Paying Agent; Trustee’s Disclaimer. If Additional Interest accrues on any Note pursuant to Section 3.04(A), then, no later than five (5) Business Days before each date on which such Additional Interest is to be paid, the Company will deliver an Officer’s Certificate to the Trustee and the Paying Agent stating (i) that the Company is obligated to pay Additional Interest on such Note pursuant to Section 3.04(A) on such date of payment; and (ii) the amount of such Additional Interest that is payable on such date of payment. The Trustee will have no duty to determine whether any Additional Interest is payable or the amount thereof.

Section 3.05. Compliance and Default Certificates.

(A) Annual Compliance Certificate. Within ninety (90) days after December 31, [2021][2022]† and each fiscal year of the Company ending thereafter, the Company will deliver an Officer’s Certificate to the Trustee stating (i) that the signatory thereto has supervised a review of the activities of the Company and its Subsidiaries during such fiscal year with a view towards determining whether any Default or Event of Default has occurred; and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred and is continuing (and, if so, describing all such Defaults or Events of Default and what action the Company is taking or proposes to take with respect thereto).

(B) Default Certificate. If a Default or Event of Default occurs, then the Company will, within 30 days after its first occurrence, promptly deliver an Officer’s Certificate to the Trustee describing the same and what action

†	TBD depending on the closing timing.

the Company is taking or proposes to take with respect thereto; provided, however, that the Company will not be required to deliver such notice if such Default or Event of Default, as applicable, has been cured within the applicable grace period, if any, provided herein.

Section 3.06. Stay, Extension and Usury Laws.

To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Indenture; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Trustee or the Collateral Agent by this Indenture, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 3.07. Acquisition of Notes by the Company and its Affiliates.

Without limiting the generality of Section 2.18, Notes that the Company or any of its Subsidiaries have purchased or otherwise acquired will be deemed to remain outstanding (except to the extent provided in Section 2.16) until such time as such Notes are delivered to the Trustee for cancellation.

Section 3.08. Restricted Payments.

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(A) declare or pay any dividend or make any other payment or distribution on or in respect of the Company’s or any Subsidiary’s Equity Interests (including any such payment in connection with any merger or consolidation involving such Person), except dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company or such Subsidiary and except dividends or distributions payable solely to the Company or any of its Subsidiaries (and, if such Subsidiary is not a Wholly Owned Subsidiary, to its other Equity Interest Holders on a pro rata basis with respect to the class of Equity Interests on which such dividend or distribution is made, or on a basis that results in the receipt by the Company or any of its Subsidiaries of dividends or distributions of greater value than it would receive on a pro rata basis);

(B) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company;

(C) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is (i) Indebtedness that is contractually subordinated or secured on a junior lien basis to the Notes or to any Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Subsidiaries) (“Subordinated Indebtedness”) or (ii) unsecured Indebtedness, except, (x) in each case, payments of interest or principal at the Stated Maturity thereof and (y) in the case of any Existing Indebtedness with a Stated Maturity prior to the Maturity Date, the purchase, repurchase, redemption, defeasance or other acquisition of any such Existing Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition; or

(D) make any Investment other than a Permitted Investment (a “Restricted Investment”)

(all such payments and other actions set forth in these clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(i) no Default or Event of Default has occurred and is continuing or would occur after giving effect to such Restricted Payment;

(ii) at the time of such Restricted Payment and after giving pro forma effect thereto, the Fixed Charge Coverage Ratio Test shall have been satisfied assuming the incurrence of $1.00 of additional Indebtedness; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries since the Issue Date, is less than the sum, without duplication, of:

(2) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(3) 100% of the aggregate net cash proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into, settled with or exchanged for Equity Interests of the Company (other than (x) Disqualified Stock, (y) Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company or (z) any Equity Interests the proceeds of which were issued to incur Indebtedness pursuant to Section 3.10(B)(xviii) or make a Restricted Payment pursuant to clause (E)(vi) below); plus

(4) to the extent that any Restricted Investment that was made after the Issue Date is sold or otherwise liquidated or repaid, the amount of the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), to the extent that such return was not otherwise included in the Consolidated Net Income of the Company for such period; plus

(5) to the extent that any Restricted Investment that was made after the date of this Indenture is made in an entity that subsequently becomes a Guarantor, the lesser of the initial amount of such Restricted Investment and the Fair Market Value of the Investment of the Company in such entity at the time it becomes a Guarantor.

(E) Notwithstanding anything to the contrary therein, Section 3.08 will not prohibit:

(i) the payment of any dividend or distribution on account of Equity Interests or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution on account of Equity Interests or giving of the Redemption Notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Section 3.08;

(ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, unsecured Indebtedness or Disqualified Stock of the Company or any Guarantor in exchange for, by conversion into or out of, or with the net cash proceeds from, an incurrence of Permitted Refinancing Indebtedness, which incurrence occurs substantially concurrently with such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value;

(iii) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any current or former officer, director, employee or consultant of the Company or any Subsidiary of the Company or any permitted transferee of the foregoing pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period; provided, further, that such amount in any twelve-month period may be increased by an amount not to exceed:

(1) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company to officers, directors, employees or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to this Section 3.08 plus

(2) the cash proceeds of key man life insurance policies received by the Company or any Subsidiary of the Company after the Issue Date; and in addition, cancellation of Indebtedness owing to the Company or any Subsidiary from any current or former officer, director or employee (or any permitted transferees thereof) of the Company or any Subsidiary of the Company in connection with a repurchase of Equity Interests of the Company or any Subsidiary of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this Section 3.08 or any other provisions of this Indenture;

(iv) the purchase, redemption or other acquisition or retirement for value of Equity Interests (x) deemed to occur upon the exercise or conversion of stock options, warrants, convertible notes or similar rights to acquire Equity Interests to the extent that such Equity Interests represent all or a portion of the exercise, exchange or conversion price of those stock options, warrants, convertible notes or similar rights, or (y) made in lieu of payment of withholding taxes in connection with the vesting of Equity Interests or any exercise or exchange of stock options, warrants, convertible notes or similar rights to acquire such Equity Interests;

(v) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, unsecured Indebtedness or Disqualified Stock of the Company or any Subsidiary upon a Fundamental Change or Asset Sale to the extent required by this Indenture or other instrument pursuant to which such Indebtedness or Disqualified Stock was issued, but only if the Company or such Subsidiary has first complied with its obligation under Section 4.02 and Section 3.11, as applicable;

(vi) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds from the substantially concurrent contribution to the common equity of the Company or from the substantially concurrent sale (other than to a subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Equity Interests for purposes of clause (iii)(3) of this Section 3.08 nor can they be utilized to incur Indebtedness under Section 3.10(B)(xviii);

(vii) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Subsidiary of the Company issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test set forth in Section 3.10(A);

(viii) payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares;

(ix) the making of cash payments in connection with any conversion or redemption of the Notes pursuant to this Indenture;

(x) [reserved]; and

(xi) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $2.0 million in the aggregate since the Issue Date, plus if any such Restricted Payment under this clause (xi) was used to make an Investment, the cash return of capital with respect to such Investment (less the cost of disposition, if any).

(F) [Reserved].

(G) For purposes of determining compliance with this Section 3.08, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in Sections 3.08(E)(i) through Section 3.08(E)(xi) or is entitled to be incurred as one or more categories of Permitted Investments or pursuant to (A), the Company will be entitled to classify such Restricted Payment or portion thereof in any manner that complies with this Section 3.08, and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses, categories of Permitted Investments or (A).

(H) For purposes of this Section 3.08, the Notes will be deemed not to be Equity Interests.

(I) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be permitted to transfer any Intellectual Property (other than as permitted by clause (16) of the definition of Asset Sale) to (i) any Subsidiary of the Company that is not a Guarantor, (ii) any Subsidiary of the Company that is not a Wholly Owned Subsidiary of the Company or (iii) any joint venture in which the Company or its Subsidiaries has an equity interest.

Section 3.09. Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to:

(i) pay dividends or make any other distributions on its Capital Stock to any of its Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to any of its Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(ii) make loans or advances to any of its Subsidiaries; or

(iii) sell, lease or transfer any of its properties or assets to any of its Subsidiaries.

(b) The restrictions in Section 3.09(a) will not apply to encumbrances or restrictions existing under or by reason of:

(i) the Note Documents;

(ii) applicable law, rule, regulation, order, approval, license, permit or similar restriction (whether or not existing on the Issue Date);

(iii) any instrument governing Indebtedness or Capital Stock of a person acquired by the Company or any Subsidiaries as in effect at the time of such acquisition, except to the extent incurred in contemplation thereof;

(iv) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(v) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property;

(vi) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(vii) Permitted Refinancing Indebtedness with terms are not materially more restrictive;

(viii) other permitted Indebtedness of the Company and Subsidiaries with terms that are customary and not materially more restrictive than those contained in this Indenture;

(ix) Permitted Liens that limit the right of the debtor to dispose of the assets subject to such Liens;

(x) any customary restrictions that arise in connection with any joint venture investments permitted by this Indenture;

(xi) any restrictions that arise in connection with government auctions, subsidies, benefits or similar programs or processes in the ordinary course of business;

(xii) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, agreements respecting investments in a Permitted Business and other similar agreements entered into in the ordinary course of business; and

(xiii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

For purposes of determining compliance with this Section 3.09, the subordination of loans or advances made to the Company or any Subsidiary to other Indebtedness incurred by the Company or any such Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Section 3.10. Incurrence of Indebtedness and Issuance of Preferred Stock.

(A) The Company and the Guarantors will not, and the Company will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, enter into a guarantee of or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any Disqualified Stock or any shares of preferred stock or preferred interests.

(B) Notwithstanding anything to the contrary therein, Section 3.10(A) will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following Disqualified Stock (collectively, “Permitted Debt”):

(i) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Guarantees to be issued on the Issue Date;

(ii) the incurrence by the Company or any of its Subsidiaries of Existing Indebtedness listed on Schedule I hereto, but excluding indebtedness under clause (i) above;

(iii) (x) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by either (1) Capital Lease Obligations, or (2) mortgage financings or purchase money obligations, in either case of sub-clause (1) or (2), incurred for the purpose of financing or reimbursing all or any part of the purchase price or cost of design, development, construction, installation, expansion, repair or improvement of property (either real or personal), plant or equipment or other fixed or capital assets used or useful in the business of the Company or any of its Subsidiaries (in each case, whether through the direct purchase of such assets or the purchase of Equity Interests of any Person owning such assets), which incurrence occurs within 365 days of such purchase, design, development, construction, installation, expansion, repair or improvement, in an aggregate principal amount, including, without duplication, all Permitted Refinancing Indebtedness thereof or (y) any Indebtedness to finance the acquisition, construction, repair, replacement or improvement of fixed or capital assets (whether through the direct purchase of property or any Person owning such property) in the ordinary course of business, in the case of any Indebtedness incurred pursuant to this clause (iii), not to exceed $15.0 million in the aggregate;

(iv) Indebtedness (i) attaching to assets acquired by the Company or any Subsidiary and outstanding on the date on which such assets were acquired by the Company or such Subsidiary, except to the extent incurred in contemplation thereof or to consummate the relevant transaction, and (ii) of a Subsidiary incurred and outstanding on the date on which such Subsidiary was acquired by, or merged into, the Company or any Subsidiary, except to the extent incurred in contemplation thereof or to consummate the relevant transaction, in each case of this clause (iv), (A) in an unlimited amount subject to pro forma compliance with a Fixed Charge Coverage Ratio of not more than 3.00 to 1.00 or (B) the aggregate principal amount of all Indebtedness incurred under this clause (iv), including, without duplication, all Permitted Refinancing Indebtedness incurred under Section 3.10(B)(v) to refinance any Indebtedness incurred pursuant to this clause (iv)(B), does not exceed $10.0 million;

(v) Indebtedness constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this Section, “refinance”) then outstanding indebtedness (“Permitted Refinancing Indebtedness”) in an amount not to exceed the principal amount or liquidation value of the indebtedness so refinanced, plus premiums, fees and expenses; provided, that:

(1) in case the Notes are refinanced in part or the indebtedness to be refinanced is pari passu with the Notes, the new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made pari passu with, or subordinated in right of payment to, the remaining Notes;

(2) in case the Indebtedness to be refinanced is Subordinated Indebtedness, the new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the Notes (or, to the extent applicable, the Liens securing such new Indebtedness are made expressly subordinated to the Liens securing the Notes) at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes (or, to the extent applicable, the Liens securing the Indebtedness to be refinanced is subordinated to the Liens securing the Notes);

(3) the new indebtedness does not have a Stated Maturity prior to the Stated Maturity of the Indebtedness to be refinanced, and the Weighted Average Life to Maturity of the new indebtedness is at least equal to the remaining Weighted Average Life to Maturity of the Indebtedness being refinanced;

(4) if the Indebtedness being refinanced is unsecured Indebtedness, such Permitted Refinancing Indebtedness is unsecured Indebtedness; and

(5) in no event may Indebtedness of the Company or any Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any Subsidiary that is not a Guarantor;

(vi) the incurrence by the Company or any of its Subsidiaries of additional unsecured Indebtedness or Disqualified Stock in an aggregate principal amount (or accreted value, as applicable), including, without duplication, all Permitted Refinancing Indebtedness incurred under Section 3.10(B)(v) to refinance any Indebtedness incurred pursuant to this clause, at any time outstanding not to exceed $5.0 million;

(vii) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness (or the guarantees of any such intercompany Indebtedness) between or among the Company or any of its Subsidiaries; provided, however, that:

(1) the aggregate principal amount of intercompany Indebtedness (or the guarantees of any such intercompany Indebtedness) between or among the Company or any of its Subsidiaries must be incurred pursuant to an intercompany note (which may take the form of a grid note) that is pledged to the Collateral Agent, as applicable, in accordance with the terms of the applicable Security Agreement;

(2) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, then such Indebtedness (other than Indebtedness incurred in the ordinary course of business in connection with the cash or tax management operations of the Company and its Subsidiaries) must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Guarantee, in the case of a Guarantor; and

(3) such intercompany Indebtedness is permitted by Section 3.08;

provided, further, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this Section 3.10(B)(vii);

(viii) the issuance by any of the Company’s Subsidiaries to the Company or to any Guarantor of shares of preferred stock; provided, however, that:

(1) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Guarantor; and

(2) any sale or other transfer of any such preferred stock to a Person that is not the Company or a Guarantor, will be deemed, in each case, to constitute an issuance of such preferred stock by such Subsidiary that was not permitted by this clause (viii);

(ix) Hedging Obligations that are not incurred for speculative purposes but for the purpose of (a) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding; (b) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (c) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(x) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Guarantor, and the guarantee by any Subsidiary of the Company that is not a Guarantor of Indebtedness of another Subsidiary that is not a Guarantor, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 3.10; provided that if the Indebtedness being guaranteed is subordinated in right of payment to or pari passu with the Notes, then the guarantee must be subordinated or pari passu, as applicable, in right of payment to the same extent as the Indebtedness guaranteed;

(xi) the incurrence by the Company or any of its Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment or other insurance or self- insurance obligations, health, disability or other benefits to employees or former employees and their families, bankers’ acceptances and similar obligations in the ordinary course of business;

(xii) the incurrence by the Company or any of its Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(xiii) the incurrence by the Company or any of its Subsidiaries of Indebtedness arising from customary agreements of the Company or any such Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or sale or other disposition of any business, assets or Capital Stock of the Company or any of its Subsidiaries, other than, in the case of any such disposition by the Company or any of its Subsidiaries, guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock;

(xiv) the incurrence of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(xv) the incurrence of Indebtedness in the ordinary course of business under any agreement between the Company or any of its Subsidiaries and any commercial bank or other financial institution relating to Treasury Management Arrangements

(xvi) any Indebtedness that is secured by a lien on the assets of the Company or any Guarantor (which such Indebtedness in the case of liens secured by Collateral may be secured on a pari passu basis or junior lien basis on the Collateral but in no event may be senior lien in priority to the Liens securing the Notes) in an amount not to exceed $75,000,000 plus an additional aggregate principal amount of Indebtedness that at the time of incurrence does not cause the Secured Net Leverage Ratio of the Company and its Subsidiaries, determined on a pro forma basis, to exceed 2.00 to 1.00; provided that such Indebtedness complies with the Required Additional Secured Debt Terms),

(xvii) (A) any unsecured Indebtedness (whether senior or subordinated) incurred or guaranteed by the Company or any Guarantor (other than (x) Starry Spectrum Holdings LLC, Starry Spectrum LLC and Widmo Holdings LLC and (y) any other Subsidiary of the Company that owns or holds any licenses and authorizations to use electromagnetic spectrum issued by the FCC to such Subsidiary (the Subsidiaries in clauses (x) and (y), collectively, the “Spectrum Subsidiaries” and individually, a “Spectrum Subsidiary”)) in an amount not to exceed $400,000,000 plus an additional aggregate principal amount of Indebtedness that at the time of incurrence does not cause the Total Net Leverage Ratio of the Company and its Subsidiaries, determined on a pro forma basis, to exceed 3.00 to 1.00; provided that such Indebtedness complies with the Required Additional Debt Terms and (B) any unsecured Indebtedness (whether senior or subordinated) incurred in connection with government auctions, subsidies, benefits or similar programs or processes in the ordinary course of business incurred or guaranteed by the Company or any Guarantor (other than any Spectrum Subsidiary);

(xviii) unsecured Indebtedness in an aggregate principal amount, measured at the time of incurrence and after giving pro forma effect thereto and the use of the proceeds thereof, not to exceed 100% of the aggregate amount of direct or indirect equity investments in cash or Cash Equivalents in the form of common Equity Interests (other than (x) Disqualified Stock, (y) Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company or (z) any Equity Interests the proceeds of which were issued to make a Restricted Payment) received by the Company, after the Issue Date, provided that the proceeds from any such equity investment will not be considered to be net proceeds of Equity Interests for purposes of clause (iii)(3) of Section 3.08;

(xix) any Indebtedness arising in connection with any factoring arrangements and vendor financings in the ordinary course of business and consistent with past practices; and

(xx) (A) Indebtedness of the Company or any Guarantor (other than any Spectrum Subsidiary) issued or created in the ordinary course of business in connection workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims and (B) Indebtedness in respect of letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments issued or created in the ordinary course of business in connection with government auctions, government subsidy programs.

(C) For purposes of determining compliance with this Section 3.10, in the event that an item of proposed Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xix) of Section 3.10, the Company will be permitted to classify all or a portion of such item of Indebtedness or Disqualified Stock on the date of its incurrence, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant, provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding anything to the contrary in this covenant, the maximum amount of Indebtedness that the Company or any Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

(D) The amount of any Indebtedness outstanding as of any date will be:

(i) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(ii) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(iii) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(1) the Fair Market Value of such assets at the date of determination; and

(2) the amount of the Indebtedness of the other Person.

Section 3.11. ASSET SALES.

The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless:

(A) the Company (or its Subsidiaries, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or equity interests issued or sold or otherwise disposed of;

(B) at least 75% of the consideration received in the Asset Sale by the Company or its Subsidiaries is in the form of cash or Cash Equivalents; and

(C) the aggregate consideration of all Asset Sales consummated pursuant to this Section 3.11 does not exceed $1.0  million in any twelve-month period.

Section 3.12. Transactions with Affiliates.

(A) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(i) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary, taken as a whole, than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company, as determined by the Company in good faith;

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Company delivered to the Trustee a Board Resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 3.12 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company delivers to the Trustee a favorable written opinion from a nationally recognized investment banking, appraisal or accounting firm (1) as to the fairness of the transaction to the Company and its Subsidiaries from a financial point of view or (2) stating that the terms of such transaction are, taken as a whole, no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company or any Subsidiary.

(B) The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 3.12:

(i) any employment or severance agreement or other employee compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Company or any of its Subsidiaries in the ordinary course of business;

(ii) transactions between or among the Company and the Guarantors;

(iii) the payment of reasonable directors’ fees or expenses, the payments of other reasonable benefits and the provision of officers’ and directors’ indemnification and insurance to the extent permitted by law, in each case in the ordinary course of business;

(iv) sales of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(v) transactions with a Person or Affiliate of the Company that may or may not own an Equity Interest in the Company or its Subsidiaries for the purpose of securing hydrocarbon transportation arrangements; provided, that such transactions are on arms-length terms as determined in good faith by an officer of the Company;

(vi) transactions pursuant to agreements in effect on the Issue Date;

(vii) Restricted Payments as permitted pursuant to Section 3.08; and

(viii) any repurchases, redemptions or other retirements for value by the Company or any of its Subsidiaries of Indebtedness of any class held by any Affiliate of the Company, so long as such repurchase, redemption or other retirement for value is on the same terms as are made available to investors holding such class of Indebtedness generally, and Affiliates have an economic interest in no more than 50% of the aggregate principal amount of such class of Indebtedness.

Section 3.13. Liens.

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Liens on any of their respective assets except Permitted Liens.

Section 3.14. Additional Guarantees.

If, after the date of this Indenture, the Company or any Subsidiary of the Company forms or acquires any Subsidiary (other than any Excluded Subsidiary), then the Company shall cause such Subsidiary to, within 30 Business Days after the date of such event:

(A) execute and deliver to the Trustee and the Collateral Agent a supplemental indenture in the form attached hereto as Exhibit E and a notation of such Guarantee in the form attached as Exhibit F hereto pursuant to which such Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and this Indenture on the terms set forth in this Indenture;

(B) execute and deliver all supplements or joinders, as applicable, to the applicable Security Documents in order to grant a Lien in the Collateral owned by such Subsidiary to the same extent as that set forth in this Indenture and the Security Documents and take all actions required by the Security Documents to perfect such Lien; and

(C) deliver to the Trustee and the Collateral Agent an Officers’ Certificate and an Opinion of Counsel, each certifying that such supplemental indenture and the other documents described in clause (B) above have been duly authorized, executed and delivered by such Subsidiary and constitute a valid and legally binding and enforceable obligations of such Subsidiary, subject to customary exceptions.

Thereafter, such Subsidiary shall be a Guarantor for all purposes.

Section 3.15. [Reserved].

Section 3.16. After-Acquired Property.

(A) Subject to Section 12.02(A) of this Indenture and the Security Documents, if at any time after the Issue Date the Company or any of its Subsidiaries that is a Guarantor own any property (other than Excluded Assets and Excluded Real Property), the Company or such Guarantor shall, as promptly as practicable after such property is acquired or such Subsidiary becomes a Guarantor, execute and deliver such mortgages, deeds of trust, deeds to secure debt (as appropriate under the law of the relevant jurisdiction or forum), security instruments, financing statements and certificates or such other documentation as shall be reasonably necessary to vest in the Collateral Agent, as applicable, for the benefit of the Secured Parties, a perfected Lien (with the priority required hereunder and under the Security Documents), subject only to Permitted Liens, in such property and to have such property added to the Collateral (and, in the case of property consisting of Equity Interests in a Subsidiary, execute such documents and take such steps as shall be reasonably necessary to perfect a Lien under the local law of incorporation or formation of the Subsidiary.

(B) Neither the Company nor any of its Subsidiaries will take any action, or knowingly omit to take any action, which action or omission could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral in favor of the Collateral Agent on behalf of the Secured Parties.

(C) Upon request of the Collateral Agent at any time after an Event of Default has occurred and is continuing, the Company will, and will cause its Subsidiaries to, (i) permit the Collateral Agent, as the case may be, or any advisor, auditor, consultant, attorney or representative acting for the Collateral Agent, as the case may be, upon reasonable notice to the Company and during normal business hours, to visit and inspect any of the property of the Company and its Subsidiaries, to review, make extracts from and copy the books and records of the Company and its Subsidiaries relating to any such property, and to discuss any matter pertaining to any such property with the officers and employees of the Company and its Subsidiaries, and (ii) deliver to the Collateral Agent such reports, including valuations, relating to any such property or any Lien thereon as such Collateral Agent may request.

Section 3.17. Limitation on Issuance of Equity Interests.

No Guarantor shall issue any Equity Interest of such Guarantor (including by way of sales of treasury stock or the issuance of any debt security that is convertible into, or exchangeable for, Equity Interest of such Guarantor) to any Person other than (i) to the Company or any other Guarantor or (ii) in connection with the transfer of all of the Equity Interests of such Guarantor otherwise permitted under this Indenture.

Section 3.18. Collateral.

The Company shall, and shall cause each Guarantor to, take all actions and execute and deliver all documents or deliverables, including each Security Document, to secure the payment obligations of the Company under the Notes and this Indenture (subject to the provisions of the Security Agreement, as applicable) by Liens on the Collateral in accordance with, within the time periods specified by, and subject to the limitations of Section  12.02(A) of this Indenture and the Security Documents.

Section 3.19. Taxes. The Company will pay, and will cause each of its Subsidiaries to pay, prior to delinquency, all material taxes and similar assessments and governmental levies, each in the nature of or related to a tax, except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 3.20. Holding Company Status.

(a) The Company shall not engage in any business activities or have any material assets or material liabilities other than (i) agreements, plans or other arrangements relating to its current or former directors, officers, employees and consultants, (ii) stockholder and other agreements relating to the issuance, sale, purchase, repurchase of securities of the Company, (iii) its ownership of the Equity Interests of (and/or intercompany advances or loans permitted hereunder to or from) Subsidiaries of the Company and activities, assets and liabilities incidental thereto (including its liabilities under the Note Documents and any other indebtedness permitted to be incurred under Section 3.10), (iv) activities related to the maintenance of its corporate existence and compliance with applicable law, (v) any public offering of its common stock or any other issuance of its Equity Interests, (vi) making contributions to the capital of its Subsidiaries; (vii) providing indemnification to officers and directors; (viii) activities related to customary insurance undertakings, and (ix) activities, assets and liabilities incidental to the foregoing clauses.

(b) Each JV Holdco shall not engage in any business activities or have any material assets or material liabilities other than (i) its ownership of the Equity Interests of joint ventures of such JV Holdco and activities, assets and liabilities incidental thereto (including its liabilities under the Note Documents), (ii) activities related to the maintenance of its corporate existence and compliance with applicable law, and (iii) activities, assets and liabilities incidental to the foregoing clauses.

(c) Each Spectrum Subsidiary shall not engage in any business activities or have any material assets or material liabilities other than (i) its ownership of licenses and authorizations to use electromagnetic spectrum issued by the FCC and activities, assets and liabilities incidental thereto (including (A) its liabilities under the Note Documents and any other indebtedness permitted to be incurred by such Spectrum Subsidiary pursuant to under Section 3.10 and (B) the leasing of such electromagnetic spectrum entered into in the ordinary course of business and in connection with the provision of services by the Company or any of its Subsidiaries or the provision, directly or together with the Company, of services by any third party with whom the Company or any of its Subsidiaries has a commercial arrangement to provide services or technology and spectrum to enable the provision of such services to its customers, within a specific geographic territory or (ii) activities related to the maintenance of its corporate existence and compliance with applicable law, and (iii) activities, assets and liabilities incidental to the foregoing clauses.

Section 3.21. Payments for Consents.

(a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or provide, cause to be paid or provided, any consideration (including, for the sake of clarity, the provision of an opportunity (x) to purchase securities of the Company or any of its Subsidiaries or (y) to fund Indebtedness of the Company or any of its Subsidiaries) to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, any Guarantee or the Notes unless such consideration is offered to be paid or provided and is paid or provided (or, in the case of an opportunity, such opportunity is provided) to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

(b) Notwithstanding the foregoing, the Company and the Guarantors shall be permitted, in connection with any offer or payment of consideration for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of this Indenture, any Guarantee or the Notes, to exclude Holders in any jurisdiction or any category of Holders where (1) the solicitation of such consent, waiver or amendment, including in connection with any tender or exchange offer, or (2) the payment of the consideration therefor, could reasonably be interpreted as requiring the Company or any Guarantor to file a registration statement, prospectus or similar document under any applicable securities laws or listing requirements (including, but not limited to, the U.S. federal securities laws and the laws of the European Union or any of its member states), which the Company in its sole discretion reasonably determines (acting in good faith) (a) would be materially burdensome (it being understood that it would not be materially burdensome to file the consent documents used in other jurisdictions, any substantially similar documents or any summary thereof with the securities or financial services authorities in such jurisdiction); or (b) such solicitation would otherwise not be permitted under applicable law in such jurisdiction or with respect to such category of Holders.

Section 3.22. Most Favored Nations.

(A) So long as any Note remains outstanding, but subject to the last paragraph of Article 3, neither the Company nor any of its subsidiaries shall enter into any capital markets transaction (whether privately or publicly offered, syndicated or directly placed and including, without limitation, the issuance or incurrence of any note, bond or term or revolving loan but excluding the issuance, sale and/or exchange of any secured debt securities convertible or exchangeable into shares of Common Stock), or amend or otherwise modify any term of any security, loan or other instrument previously so issued, in each case if such Indebtedness is issued pursuant to Section 3.10(B)(xvi) of this Indenture or any refinancing thereof, with any individual or entity (an “Other Investor”), which, in the case of any such transaction involving the issuance or incurrence of any secured debt that is not convertible or exchangeable into Common Stock, has an all-in yield (giving effect to the interest rate, any original issue discount in connection therewith, and any upfront fees and other similar payments of like effect payable in connection therewith; provided that (a) original issue discount, upfront fees and similar payments shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of its incurrence of the applicable Indebtedness) and (b) “all-in yield” shall not include any arrangement fees, structuring fees, underwriting fees, commitment fees, amendment fees, ticking fees or any other fees similar to the foregoing (regardless of how such fees are computed or to whom paid) that is greater than 11% per annum (such greater rate, the “MFN Rate”), unless (i) the Company shall promptly notify each of the Holders thereof, and (ii) at the request of the Holders of not less than 25% in aggregate principal amount of the Notes, the Company shall enter into, and agrees to cause all necessary third parties to agree to enter into, such amendments to the Notes Documents as are necessary to increase the Stated Interest on the Notes to the MFN Rate.

(B) In connection with exercise of the rights set forth in clause (A)(ii) above, the Company agrees to reimburse single external legal counsel for all the Holders for the reasonable expenses incurred by such external counsel (which shall in no event exceed $200,000) in entering into any such amendment or other agreement, which shall be dated or drafted such that the economic benefits that may be conferred pursuant clause (A) above will be provided to the Holders as of the date of the incurrence of such Indebtedness.

Notwithstanding anything to the contrary in this Article 3, the foregoing covenants in Section 3.08 through Section 3.22 (other than Section 3.14, Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.21) will immediately and automatically terminate, and any then Existing Default or Event of Default in connection therewith will immediately and automatically be deemed cured, upon the occurrence of such time as less than $[●]†† aggregate principal amount of Notes are outstanding.

Article 4. Repurchase and Redemption

Section 4.01. No Sinking Fund.

No sinking fund is required to be provided for the Notes.

Section 4.02. Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change.

(A) Right of Holders to Require the Company to Repurchase Notes Upon a Fundamental Change. Subject to the other terms of this Section 4.02, if a Fundamental Change occurs, then each Holder will have the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase such Holder’s Notes (or any portion thereof in an Authorized Denomination) on the Fundamental Change Repurchase Date for such Fundamental Change for a cash purchase price equal to the Fundamental Change Repurchase Price.

(B) Repurchase Prohibited in Certain Circumstances. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Fundamental Change Repurchase Date (including as a result of the payment of the related Fundamental Change Repurchase Price and any related interest pursuant to the proviso to Section 4.02(D) on the Fundamental Change Repurchase Date), then (i) the Company may not repurchase any Notes pursuant to this Section 4.02; and (ii) the Company will cause any† Insert 25% of the initial principal amount of the Notes.

Notes theretofore surrendered for such Repurchase Upon Fundamental Change to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interest in such Notes in accordance with the Depositary Procedures).

(C) Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Company’s choosing that is no more than thirty five (35), nor less than twenty (20), Business Days after the date the Company sends the related Fundamental Change Notice pursuant to Section 4.02(E).

(D) Fundamental Change Repurchase Price. The Fundamental Change Repurchase Price for any Note to be repurchased upon a Repurchase Upon Fundamental Change following a Fundamental Change is an amount in cash equal to the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the Fundamental Change Repurchase Date for such Fundamental Change; provided, however, that if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Repurchase Upon Fundamental Change, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Fundamental Change Repurchase Date is before such Interest Payment Date); and (ii) the Fundamental Change Repurchase Price will not include accrued and unpaid interest on such Note to, but excluding, such Fundamental Change Repurchase Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.05(C) and such Fundamental Change Repurchase Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 2.05(C), on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Fundamental Change Repurchase Price will include interest on Notes to be repurchased from, and including, such Interest Payment Date to, but excluding, the Fundamental Change Repurchase Date.

(E) Fundamental Change Notice. On or before the twentieth (20th) calendar day after the effective date of a Fundamental Change, the Company will send to each Holder, the Trustee, the Conversion Agent and the Paying Agent a notice of such Fundamental Change (a “Fundamental Change Notice”). Substantially contemporaneously, the Company will issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Fundamental Change Notice.

Such Fundamental Change Notice must state:

(i) briefly, the events causing such Fundamental Change;

(ii) the effective date of such Fundamental Change;

(iii) the procedures that a Holder must follow to require the Company to repurchase its Notes pursuant to this Section 4.02, including the deadline for exercising the Fundamental Change Repurchase Right and the procedures for submitting and withdrawing a Fundamental Change Repurchase Notice;

(iv) the Fundamental Change Repurchase Date for such Fundamental Change;

(v) the Fundamental Change Repurchase Price per $1,000 principal amount of Notes for such Fundamental Change (and, if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 4.02(D));

(vi) the name and address of the Paying Agent and the Conversion Agent;

(vii) the Conversion Rate in effect on the date of such Fundamental Change Notice and a description and quantification of any adjustments to the Conversion Rate that may result from such Fundamental Change (including pursuant to Section 5.07);

(viii) that Notes for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Paying Agent for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price;

(ix) that Notes (or any portion thereof) that are subject to a Fundamental Change Repurchase Notice that has been duly tendered may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with this Indenture; and

(x) the CUSIP and ISIN numbers, if any, of the Notes.

Neither the failure to deliver a Fundamental Change Notice nor any defect in a Fundamental Change Notice will limit the Fundamental Change Repurchase Right of any Holder or otherwise affect the validity of any proceedings relating to any Repurchase Upon Fundamental Change.

(F) Procedures to Exercise the Fundamental Change Repurchase Right.

(i) Delivery of Fundamental Change Repurchase Notice and Notes to Be Repurchased. To exercise its Fundamental Change Repurchase Right for a Note following a Fundamental Change, the Holder thereof must deliver to the Paying Agent:

(1) before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date (or such later time as may be required by law), a duly completed, written Fundamental Change Repurchase Notice with respect to such Note; and

(2) such Note, duly endorsed for transfer (if such Note is a Physical Note) or by book-entry transfer (if such Note is a Global Note).

The Paying Agent will promptly deliver to the Company a copy of each Fundamental Change Repurchase Notice that it receives.

(ii) Contents of Fundamental Change Repurchase Notices. Each Fundamental Change Repurchase Notice with respect to a Note must state:

(1) if such Note is a Physical Note, the certificate number of such Note;

(2) the principal amount of such Note to be repurchased, which must be an Authorized Denomination; and

(3) that such Holder is exercising its Fundamental Change Repurchase Right with respect to such principal amount of such Note;

provided, however, that if such Note is a Global Note, then such Fundamental Change Repurchase Notice must comply with the Depositary Procedures (and any such Fundamental Change Repurchase Notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this Section 4.02(F)).

(iii) Withdrawal of Fundamental Change Repurchase Notice. A Holder that has delivered a Fundamental Change Repurchase Notice with respect to a Note may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Paying Agent at any time before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date. Such withdrawal notice must state:

(1) if such Note is a Physical Note, the certificate number of such Note;

(2) the principal amount of such Note to be withdrawn, which must be an Authorized Denomination; and

(3) the principal amount of such Note, if any, that remains subject to such Fundamental Change Repurchase Notice, which must be an Authorized Denomination;

provided, however, that if such Note is a Global Note, then such withdrawal notice must comply with the Depositary Procedures (and any such withdrawal notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this Section 4.02(F)).

Upon receipt of any such withdrawal notice with respect to a Note (or any portion thereof), the Paying Agent will (x) promptly deliver a copy of such withdrawal notice to the Company; and (y) if such Note is surrendered to the Paying Agent, cause such Note (or such portion thereof in accordance with Section 2.11, treating such Note as having been then surrendered for partial repurchase in the amount set forth in such withdrawal notice as remaining subject to repurchase) to be returned to the Holder thereof (or, if applicable with respect to any Global Note, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interest in such Note in accordance with the Depositary Procedures).

(G) Payment of the Fundamental Change Repurchase Price. Without limiting the Company’s obligation to deposit the Fundamental Change Repurchase Price within the time proscribed by Section 3.01(B), the Company will cause the Fundamental Change Repurchase Price for a Note (or portion thereof) to be repurchased pursuant to a Repurchase Upon Fundamental Change to be paid to the Holder thereof on or before the later of (i) the applicable Fundamental Change Repurchase Date; and (ii) the date (x) such Note is delivered to the Paying Agent (in the case of a Physical Note) or (y) the Depositary Procedures relating to the repurchase, and the delivery to the Paying Agent, of such Holder’s beneficial interest in such Note to be repurchased are complied with (in the case of a Global Note). For the avoidance of doubt, interest payable pursuant to the proviso to Section 4.02(D) on any Note to be repurchased pursuant to a Repurchase Upon Fundamental Change must be paid pursuant to such proviso regardless of whether such Note is delivered or such Depositary Procedures are complied with pursuant to the first sentence of this Section 4.02(G).

(H) Compliance with Applicable Securities Laws. To the extent applicable, the Company will comply in all material respects with all federal and state securities laws in connection with a Repurchase Upon Fundamental Change (including complying with Rules 13e-4 and 14e-1 under the Exchange Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Repurchase Upon Fundamental Change in the manner set forth in this Indenture; provided, however, that, to the extent that the Company’s obligations to offer to repurchase and to repurchase Notes pursuant to this Section 4.02 conflict with any federal and/or state securities law or regulation that is applicable to the Company and enacted after the Issue Date, the Company’s compliance with such law or regulation will not be considered to be a Default of those obligations

(I) Repurchase in Part. Subject to the terms of this Section 4.02, Notes may be repurchased pursuant to a Repurchase Upon Fundamental Change in part, but only in Authorized Denominations. Provisions of this Section 4.02 applying to the repurchase of a Note in whole will equally apply to the repurchase of a permitted portion of a Note.

Section 4.03. Right of the Company to Redeem the Notes.

(A) No Right to Redeem Before [●]§. The Company may not redeem the Notes at its option at any time before [●].

(B) Right to Redeem the Notes on or After [●]. Subject to the terms of this Section 4.03, the Company has the right, at its election, to redeem all, or any portion (subject to the Partial Redemption Limitation) in an Authorized Denomination, of the Notes, (A) at any time, and from time to time, on a Redemption Date on or

§	To be the second anniversary of the Issue Date.

after [●]** and on or before [●]††, up to [●]‡‡ aggregate principal amount of Notes, for a cash purchase price equal to the Redemption Price, but only if (1) the Last Reported Sale Price per share of Common Stock exceeds one hundred and fifty percent (150%) of the Conversion Price, in each case on (i) each of at least twenty (20) Trading Days (whether or not consecutive) during the thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the Redemption Notice Date for such Redemption; and (ii) the Trading Day immediately before such Redemption Notice Date; and (2) a Registration Statement covering the resale of shares of Common Stock, if any, issuable upon conversion of the Notes in connection with such Redemption is effective and available for use and is expected to remain effective and available during the period from, and including, the related Redemption Notice Date to, and including, the Business Day immediately before the related Redemption Date, as of the Redemption Notice Date, unless the Company elects Cash Settlement in respect of the conversions in connection with such Redemption, and (B) at any time, and from time to time, on a Redemption Date on or after [●]§§ and on or before the twentieth (20th) Scheduled Trading Day immediately before the Maturity Date, for a cash purchase price equal to the Redemption Price, but only if (1) the Last Reported Sale Price per share of Common Stock exceeds one hundred and thirty percent (130%) of the Conversion Price on (i) each of at least twenty (20) Trading Days (whether or not consecutive) during the thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the Redemption Notice Date for such Redemption; and (ii) the Trading Day immediately before such Redemption Notice Date; and (2) a Registration Statement covering the resale of shares of Common Stock, if any, issuable upon conversion of the Notes in connection with such Redemption is effective and available for use and is expected to remain effective and available during the period from, and including, the related Redemption Notice Date to, and including, the Business Day immediately before the related Redemption Date, as of the Redemption Notice Date, unless the Company elects Cash Settlement in respect of the conversions in connection with such Redemption. For the avoidance of doubt, the calling of any Notes for Redemption will constitute a Make-Whole Fundamental Change with respect to such Notes pursuant to clause (B) of the definition thereof.

(C) Redemption Prohibited in Certain Circumstances. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Redemption Date (including as a result of the payment of the related Redemption Price and any related interest pursuant to the proviso to Section 4.03(E), on such Redemption Date), then (i) the Company may not call for Redemption or otherwise redeem any Notes pursuant to this Section 4.03; and (ii) the Company will cause any Notes theretofore surrendered for such Redemption to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interests in such Notes in accordance with the Depositary Procedures).

(D) Redemption Date. The Redemption Date for any Redemption will be a Business Day of the Company’s choosing that is no more than fifty (50), nor less than thirty (30), Scheduled Trading Days after the Redemption Notice Date for such Redemption.

(E) Redemption Price. The Redemption Price for any Note called for Redemption is an amount in cash equal to the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the Redemption Date for such Redemption; provided, however, that if such Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (in the case of Global Notes, payable in accordance with the Depositary Procedures) (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Redemption Date is before such Interest Payment Date); and (ii) the Redemption

Price will not include accrued and unpaid interest on such Note to, but excluding, such Redemption Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.05(C) and such Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 2.05(C), on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Redemption Price will include interest on Notes to be redeemed from, and including, such Interest Payment Date to, but excluding, such Redemption Date.

(F) Redemption Notice. To call any Notes for Redemption, the Company must (x) send to each Holder of such Notes, the Trustee and the Paying Agent a written notice of such Redemption (a “Redemption Notice”); and (y) substantially contemporaneously therewith, issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Redemption Notice.

Such Redemption Notice must state:

(i) that such Notes have been called for Redemption, briefly describing the Company’s Redemption right under this Indenture;

(ii) the Redemption Date for such Redemption;

(iii) the Redemption Price per $1,000 principal amount of Notes for such Redemption (and, if the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 4.03(E));

(iv) the name and address of the Paying Agent and the Conversion Agent;

(v) that Notes called for Redemption may be converted at any time before the Close of Business on the Business Day immediately before the Redemption Date (or, if the Company fails to pay the Redemption Price due on such Redemption Date in full, at any time until such time as the Company pays such Redemption Price in full);

(vi) the Conversion Rate in effect on the Redemption Notice Date for such Redemption and a description and quantification of any adjustments to the Conversion Rate that may result from such Redemption (including pursuant to Section 5.07);

(vii) the Settlement Method that will apply to all conversions of Notes with a Conversion Date that occurs on or after such Redemption Notice Date and on or before the second (2nd) Business Day before such Redemption Date; and

(viii) the CUSIP and ISIN numbers, if any, of the Notes called for Redemption.

On or before the Redemption Notice Date, the Company will send a copy of such Redemption Notice to the Trustee and the Paying Agent.

(G) Selection and Conversion of Notes to Be Redeemed in Part. If less than all Notes then outstanding are called for Redemption, then:

(i) the Notes to be redeemed will be selected by the Company as follows: (1) in the case of Global Notes, in accordance with the Depositary Procedures; and (2) in the case of Physical Notes, the Trustee will select the Notes to be redeemed (in an Authorized Denomination) by lot, on a pro rata basis or in such other manner as it shall deem appropriate and fair; and

(ii) if only a portion of a Note is subject to Redemption and such Note is converted in part, then the converted portion of such Note will be deemed to be from the portion of such Note that was subject to Redemption.

(H) Payment of the Redemption Price. Without limiting the Company’s obligation to deposit the Redemption Price by the time proscribed by Section 3.01(B), the Company will cause the Redemption Price for a Note (or portion thereof) subject to Redemption to be paid to the Holder thereof on or before the applicable Redemption Date. For the avoidance of doubt, any interest payable pursuant to the proviso to Section 4.03(E) on any Note (or portion thereof) subject to Redemption must be paid pursuant to such proviso.

(I) Special Provisions for Partial Calls. If the Company elects to redeem less than all of the outstanding Notes, at least fifty million dollars ($50,000,000) aggregate principal amount of Notes must be outstanding and not subject to Redemption as of the relevant Redemption Notice Date (such requirement, the “Partial Redemption Limitation”). In addition, if the Company elects to redeem less than all of the outstanding Notes pursuant to this Section 4.03, and the Holder of any Note, or any owner of a beneficial interest in any Global Note, is reasonably not able to determine, before the Close of Business on the twenty second (22nd) Scheduled Trading Day immediately before the Redemption Date for such Redemption, whether such Note or beneficial interest, as applicable, is to be redeemed pursuant to such Redemption, then such Holder or owner, as applicable, will be entitled to convert such Note or beneficial interest, as applicable, at any time before the Close of Business on the Business Day immediately before such Redemption Date, and each such conversion will be deemed to be of a Note called for Redemption for purposes of this Section 4.03 and Sections 5.01(C)(i)(4) and 5.07.

Article 5. CONVERSION

Section 5.01. Right to Convert.

(A) Generally. Subject to the provisions of this Article 5, each Holder may, at its option, convert such Holder’s Notes into Conversion Consideration.

(B) Conversions in Part. Subject to the terms of this Indenture, Notes may be converted in part, but only in Authorized Denominations. Provisions of this Article 5 applying to the conversion of a Note in whole will equally apply to conversions of a permitted portion of a Note.

(C) When Notes May Be Converted.

(i) Generally. Subject to Section 5.01(C)(ii), a Holder may convert its Notes at any time until the Close of Business on the second (2nd) Scheduled Trading Day immediately before the Maturity Date.

(ii) Limitations and Closed Periods. Notwithstanding anything to the contrary in this Indenture or the Notes:

(1) Notes may be surrendered for conversion only after the Open of Business and before the Close of Business on a day that is a Business Day;

(2) in no event may any Note be converted after the Close of Business on the second (2nd) Scheduled Trading Day immediately before the Maturity Date;

(3) if the Company calls any Note for Redemption pursuant to Section 4.03, then the Holder of such Note may not convert such Note after the Close of Business on the Business Day immediately before the applicable Redemption Date (or, if the Company fails to pay the Redemption Price due on the Redemption Date for such Note in full in accordance with this Indenture, the Holder shall be able to convert such Note at any time until such time as the Company pays the Redemption Price in full); and

(4) if a Fundamental Change Repurchase Notice is validly delivered pursuant to Section 4.02(F) with respect to any Note, then such Note may not be converted, except to the extent (a) such notice is withdrawn in accordance with Section 4.02(F); or (b) the Company fails to pay the Fundamental Change Repurchase Price for such Note in accordance with this Indenture.

(iii) Notice of the Occurrence of Certain Corporate Events. If the Company elects to (I) distribute, to all or substantially all holders of Common Stock, any rights, options or warrants (other than rights issued pursuant to a stockholder rights plan, so long as such rights have not separated from the Common Stock and are not exercisable until the occurrence of a triggering event, except that such rights will be deemed to be distributed under this clause (I) upon their separation from the Common Stock or upon the occurrence of such triggering event) entitling them, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced (determined in the manner set forth in the third paragraph of Section 5.05(A)(ii)); or (II) distribute, to all or substantially all holders of Common Stock, assets or securities of the Company or rights to purchase the Company’s securities, which distribution per share of Common Stock has a value, as reasonably determined by the Board of Directors, exceeding ten percent (10%) of the Last Reported Sale Price per share of Common Stock on the Trading Day immediately before the date such distribution is announced, then, in either case, (x) the Company will send notice of such distribution to the Holders and the Trustee at least twenty five (25) Scheduled Trading Days before the Ex-Dividend Date for such distribution (or, if later in the case of any such separation of rights issued pursuant to a stockholder rights plan or the occurrence of any such triggering event under a stockholder rights plan, as soon as reasonably practicable after the Company becomes aware that such separation or triggering event has occurred or will occur). If a Fundamental Change, Make-Whole Fundamental Change (other than a Make-Whole Fundamental Change pursuant to clause (B) of the definition thereof) or Common Stock Change Event occurs (other than a merger or other business combination transaction that is effected solely to change the Company’s jurisdiction of incorporation and that does not constitute a Fundamental Change or a Make-Whole Fundamental Change), then, in each case, then, no later than the effective date thereof, the Company will send notice to the Holders, the Trustee and the Conversion Agent of such transaction or event and such effective date.

Section 5.02. Conversion Procedures.

(A) Generally.

(i) Global Notes. To convert a beneficial interest in a Global Note that is convertible pursuant to Section 5.01(C), the owner of such beneficial interest must (1) comply with the Depositary Procedures for converting such beneficial interest (at which time such conversion will become irrevocable); and (2) pay any amounts due pursuant to Section 5.02(D).

(ii) Physical Notes. To convert all or a portion of a Physical Note that is convertible pursuant to Section 5.01(C), the Holder of such Note must (1) complete, manually sign and deliver to the Conversion Agent the notice of conversion attached to such Physical Note or a facsimile of such notice of conversion; (2) deliver such Physical Note to the Conversion Agent (at which time such conversion will become irrevocable); (3) furnish any endorsements and transfer documents that the Company or the Conversion Agent may require; and (4) pay any amounts due pursuant to Section 5.02(D) (a notice pursuant to the Depositary Procedures as set forth in Section 5.02(A)(i) or a notice of conversion attached to a Physical Note as set forth in this Section 5.02(A)(ii), a “Notice of Conversion”).

(B) Effect of Converting a Note. At the Close of Business on the Conversion Date for a Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to Section 5.03(B) or 5.02(D), upon such conversion) be deemed to cease to be outstanding (and, for the avoidance of doubt, no Person will be deemed to be a Holder of such Note (or such portion thereof) as of the Close of Business on such Conversion Date), except to the extent provided in Section 5.02(D).

(C) Holder of Record of Conversion Shares. The Person in whose name any share of Common Stock is issuable upon conversion of any Note will be deemed to become the holder of record of such share as of the Close of Business on (i) the Conversion Date for such conversion, in the case of Physical Settlement; or (ii) the last VWAP Trading Day of the Observation Period for such conversion, in the case of Combination Settlement.

(D) Interest Payable upon Conversion in Certain Circumstances. If the Conversion Date of a Note is after a Regular Record Date and before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such conversion (and, for the avoidance of doubt, notwithstanding anything set forth in the proviso to this sentence), to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date); and (ii) the Holder surrendering such Note for conversion must deliver to the Conversion Agent, at the time of such surrender, an amount of cash equal to the amount of such interest referred to in clause (i) above; provided, however, that the Holder surrendering such Note for conversion need not deliver such cash (w) if the Company has specified a Redemption Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; (x) if such Conversion Date occurs after the Regular Record Date immediately before the Maturity Date; (y) if the Company has specified a Fundamental Change Repurchase Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; or (z) to the extent of any overdue interest or interest that has accrued on any overdue interest. For the avoidance of doubt, as a result of, and without limiting the generality of, the foregoing, if a Note is converted with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, any Redemption Date described in clause (w) above and any Fundamental Change Repurchase Date described in clause (y) above, then the Company will pay, as provided above, the interest that would have accrued on such Note to, but excluding, the Maturity Date or other applicable Interest Payment Date to Holders as of the Close of Business on the Regular Record Date immediately before the Maturity Date. For the avoidance of doubt, if the Conversion Date of a Note to be converted is on an Interest Payment Date, then the Holder of such Note at the Close of Business on the Regular Record Date immediately before such Interest Payment Date will be entitled to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date, and such Note, when surrendered for conversion, need not be accompanied by any cash amount pursuant to the first sentence of this Section 5.02(D).

(E) Taxes and Duties. If a Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of Common Stock upon such conversion; provided, however, that if any tax or duty is due because such Holder requested such shares to be registered in a name other than such Holder’s name, then such Holder will pay such tax or duty and, until having received a sum sufficient to pay such tax or duty, the Conversion Agent may refuse to deliver any such shares to be issued in a name other than that of such Holder.

(F) Conversion Agent to Notify Company of Conversions. If any Note is submitted for conversion to the Conversion Agent or the Conversion Agent receives any written notice of conversion with respect to a Note, then the Conversion Agent will promptly (and, in any event, no later than the Business Day following the date the Conversion Agent receives such Note or notice) notify the Company and the Trustee of such occurrence, together with any other information reasonably requested by the Company, and will cooperate with the Company to determine the Conversion Date for such Note.

Section 5.03. Settlement upon Conversion.

(A) Settlement Method. Upon the conversion of any Note, the Company will settle such conversion by paying or delivering, as applicable and as provided in this Article 5, either (x) shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 5.03(B)(i)(1) (a “Physical Settlement”); (y) solely cash as provided in Section 5.03(B)(i)(2) (a “Cash Settlement”); or (z) a combination of cash and shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 5.03(B)(i)(3) (a “Combination Settlement”).

(i) The Company’s Right to Elect Settlement Method. The Company will have the right to elect the Settlement Method applicable to any conversion of a Note; provided, however, that:

(1) subject to clause (3) below, all conversions of Notes with a Conversion Date that occurs on or after [●] will be settled using the same Settlement Method, and the Company will send notice of such

Settlement Method to Holders (with a written copy to the Trustee) and the Conversion Agent (if other than the Trustee) no later than the Open of Business on [●];

(2) subject to clause (3) below, if the Company elects a Settlement Method with respect to the conversion of any Note whose Conversion Date occurs before [●], then the Company will send notice of such Settlement Method to the Holder of such Note (with a written copy to the Trustee) and the Conversion Agent (if other than the Trustee) no later than the Close of Business on the Business Day immediately after such Conversion Date;

(3) if any Notes are called for Redemption, then (1) the Company will specify, in the related Redemption Notice (and, in the case of a Redemption of less than all outstanding Notes, in a notice simultaneously sent to all Holders of Notes not called for Redemption) sent pursuant to Section 4.03(F), the Settlement Method that will apply to all conversions of Notes with a Conversion Date that occurs on or after the related Redemption Notice Date and before the related Redemption Date; and (2) if such Redemption Date occurs on or after [●], then such Settlement Method must be the same Settlement Method that, pursuant to clause (1) above, applies to all conversions of Notes with a Conversion Date that occurs on or after [●];

(4) the Company will use the same Settlement Method for all conversions of Notes with the same Conversion Date (and, for the avoidance of doubt, the Company will not be obligated to use the same Settlement Method with respect to conversions of Notes with different Conversion Dates, except as provided in clause (1) or (3) above);

(5) if the Company does not timely elect a Settlement Method with respect to the conversion of a Note, then the Company will be deemed to have elected the Default Settlement Method (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default);

(6) if the Company timely elects Combination Settlement with respect to the conversion of a Note but does not timely notify the Holder of such Note, the Trustee and the Conversion Agent (if other than the Trustee) in writing of the applicable Specified Dollar Amount, then the Specified Dollar Amount for such conversion will be deemed to be $1,000 per $1,000 principal amount of Notes (and, for the avoidance of doubt, the failure to timely send such notification will not constitute a Default or Event of Default); and

(7) the Settlement Method will be subject to Sections 4.03(D), and 5.09(A)(2).

(ii) The Company’s Right to Irrevocably Fix the Settlement Method. The Company will have the right, exercisable at its election by sending notice of such exercise to the Holders (with a copy to the Trustee and the Conversion Agent), to (1) irrevocably fix the Settlement Method that will apply to all conversions of Notes with a Conversion Date that occurs on or after the date such notice is sent to Holders; or (2) irrevocably elect Combination Settlement to apply to all conversions of Notes with a Conversion Date that occurs on or after the date such notice is sent to Holders, and eliminate a Specified Dollar Amount or range of Specified Dollar Amounts that will apply to such conversions, provided, in each case, that (w) the Settlement Method(s) so elected pursuant to clause (1) or (2) above must be a Settlement Method or Settlement Method(s), as applicable, that the Company is then permitted to elect (for the avoidance of doubt, including pursuant to, and subject to, the other provisions of this Section 5.03(A)); (x) no such irrevocable election will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to this Indenture (including pursuant to Section 8.01(G) or this Section 5.03(A)); (y) upon any such irrevocable election pursuant to clause (1) above, the Default Settlement Method will automatically be deemed to be set to the Settlement Method so fixed; and (z) upon any such irrevocable election pursuant to clause (2) above, the Company will, if needed, simultaneously change the Default Settlement Method to Combination Settlement with a Specified Dollar Amount that is consistent with such irrevocable election. Such notice, if sent, must set forth the applicable Settlement Method and expressly state that the election is irrevocable and applicable to all conversions of Notes with a

Conversion Date that occurs on or after the date such notice is sent to Holders. For the avoidance of doubt, such an irrevocable election, if made, will be effective without the need to amend this Indenture or the Notes, including pursuant to Section 8.01(G) (it being understood, however, that the Company may nonetheless choose to execute such an amendment at its option).

(iii) Requirement to Publicly Disclose the Fixed or Default Settlement Method. If the Company changes the Default Settlement Method pursuant to clause (x) of the proviso to the definition of such term or irrevocably fixes the Settlement Method(s) pursuant Section 5.03(A)(ii), then the Company will either post the Default Settlement Method or fixed Settlement Method(s), as applicable, on its website or disclose the same in a Current Report on Form 8-K (or any successor form) that is filed with, or furnished to, the SEC.

(B) Conversion Consideration.

(i) Generally. Subject to Section 5.03(B)(ii) and Section 5.03(B)(iii), the type and amount of consideration (the “Conversion Consideration”) due in respect of each $1,000 principal amount of a Note to be converted will be as follows:

(1) if Physical Settlement applies to such conversion, a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date for such conversion;

(2) if Cash Settlement applies to such conversion, cash in an amount equal to the sum of the Daily Conversion Values for each VWAP Trading Day in the Observation Period for such conversion; or

(3) if Combination Settlement applies to such conversion, consideration consisting of (a) a number of shares of Common Stock equal to the sum of the Daily Share Amounts for each VWAP Trading Day in the Observation Period for such conversion; and (b) an amount of cash equal to the sum of the Daily Cash Amounts for each VWAP Trading Day in such Observation Period.

(ii) Cash in Lieu of Fractional Shares. If Physical Settlement or Combination Settlement applies to the conversion of any Note and the number of shares of Common Stock deliverable pursuant to Section 5.03(B)(i) upon such conversion is not a whole number, then such number will be rounded down to the nearest whole number and the Company will deliver, in addition to the other consideration due upon such conversion, cash in lieu of the related fractional share in an amount equal to the product of (1) such fraction and (2) (x) the Daily VWAP on the Conversion Date for such conversion (or, if such Conversion Date is not a VWAP Trading Day, the immediately preceding VWAP Trading Day), in the case of Physical Settlement; or (y) the Daily VWAP on the last VWAP Trading Day of the Observation Period for such conversion, in the case of Combination Settlement.

(iii) Conversion of Multiple Notes by a Single Holder. If a Holder converts more than one (1) Note on a single Conversion Date, then the Conversion Consideration due in respect of such conversion will (in the case of any Global Note, to the extent permitted by, and practicable under, the Depositary Procedures) be computed based on the total principal amount of Notes converted on such Conversion Date by such Holder.

(iv) Notice of Calculation of Conversion Consideration. If Cash Settlement or Combination Settlement applies to the conversion of any Note, then the Company will determine the Conversion Consideration due thereupon promptly following the last VWAP Trading Day of the applicable Observation Period and will promptly thereafter send notice to the Trustee and the Conversion Agent of the same and the calculation thereof in reasonable detail. Neither the Trustee nor the Conversion Agent will have any duty to make any such determination.

(C) Delivery of the Conversion Consideration. Except as set forth in Sections 5.05(D) and 5.09, the Company will pay or deliver, as applicable, the Conversion Consideration due upon the conversion of any Note to the Holder as follows: (i) if Cash Settlement or Combination Settlement applies to such conversion, on the second (2nd) Business Day immediately after the last VWAP Trading Day of the Observation Period for such conversion; and (ii) if Physical Settlement applies to such conversion, on the second (2nd) Business Day immediately after the Conversion Date for such conversion; provided, however, that if Physical Settlement applies to the conversion of any Note with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, then, solely for purposes of such conversion, (x) the Company will pay or deliver, as applicable, the Conversion Consideration due upon such conversion on the Maturity Date (or, if the Maturity Date is not a Business Day, the next Business Day); and (y) the Conversion Date will instead be deemed to be the second (2nd) Business Day immediately before the Maturity Date.

(D) Deemed Payment of Principal and Interest; Settlement of Accrued Interest Notwithstanding Conversion. If a Holder converts a Note, then the Company will not adjust the Conversion Rate to account for any accrued and unpaid Interest on such Note, and, except as provided in Section 5.02(D), the Company’s delivery of the Conversion Consideration due in respect of such conversion will be deemed to fully satisfy and discharge the Company’s obligation to pay the principal of, and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date. As a result, except as provided in Section 5.02(D), any accrued and unpaid interest on a converted Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited. In addition, subject to Section 5.02(D), if the Conversion Consideration for a Note consists of both cash and shares of Common Stock, then accrued and unpaid interest that is deemed to be paid therewith will be deemed to be paid first out of such cash.

Section 5.04. Shares to be Fully Paid.

The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming delivery of the maximum number of Additional Shares pursuant to Section 5.07 and that at the time of computation of such number of shares, all such Notes would be converted by a single Holder and that Physical Settlement were applicable). Each Conversion Share, if any, delivered upon conversion of any Note will be duly and validly issued, fully paid, non-assessable and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of the Holder of such Note or the Person to whom such Conversion Share will be delivered). If the Common Stock is then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each Conversion Share, when delivered upon conversion of any Note, to be admitted for listing on such exchange or quotation on such system.

Section 5.05. Adjustments to the conversion rate.

(A) Events Requiring an Adjustment to the Conversion Rate. The Conversion Rate will be adjusted from time to time as follows:

(i) Stock Dividends, Splits and Combinations. If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Company effects a stock split or a stock combination of the Common Stock (in each case excluding an issuance solely pursuant to a Common Stock Change Event, as to which Section 5.09 will apply), then the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 x	OS1
OS0

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date or effective date, as applicable;

OS0	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this Section 5.05(A)(i) is declared or announced, but not so paid or made, then the Conversion Rate will be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Conversion Rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(ii) Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which Sections 5.05(A)(iii)(1) and 5.05(F) will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	OS + X
OS + Y

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y	=	a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent such rights, options or warrants are not so distributed, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 5.05(A)(ii) and Section 5.01(C)(iii), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board of Directors.

(iii) Spin-Offs and Other Distributed Property.

(1) Distributions Other than Spin-Offs. If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Stock, excluding:

(u) dividends, distributions, rights, options or warrants for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(i) or 5.05(A)(ii);

(v) dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(iv);

(w) rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 5.05(F);

(x) Spin-Offs for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(iii)(2);

(y) a distribution solely pursuant to a tender offer or exchange offer for shares of Common Stock, as to which Section 5.05(A)(v) will apply; and

(z) a distribution solely pursuant to a Common Stock Change Event, as to which Section 5.09 will apply, then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	SP
SP – FMV

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV	=	the fair market value (as determined by the Board of Directors), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such distribution, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received if such Holder had owned, on such record date, a number of shares of Common Stock equal to the Conversion Rate in effect on such record date.

To the extent such distribution is not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(2) Spin-Offs. If the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate, a Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Common Stock Change Event, as to which Section 5.09 will apply; or (y) a tender offer or exchange offer for shares of Common Stock, as to which Section 5.05(A)(v) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	FMV + SP
SP

where:

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Spin-Off Valuation Period for such Spin-Off;

CR1	=	the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Spin-Off Valuation Period;

FMV	=	the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, the Ex-Dividend Date for such Spin-Off (such average to be determined as if references to Common Stock in the definitions of Last Reported Sale Price, Trading Day and Market Disruption Event were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Spin-Off; and

SP	=	the average of the Last Reported Sale Prices per share of Common Stock for each Trading Day in the Spin-Off Valuation Period.

Notwithstanding anything to the contrary in this Section 5.05(A)(iii)(2), (i) if any VWAP Trading Day of the Observation Period for a Note whose conversion will be settled pursuant to Cash Settlement or Combination Settlement occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Rate for such VWAP Trading Day for such conversion, such Spin-Off Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such VWAP Trading Day; and (ii) if the Conversion Date for a Note whose conversion will be settled pursuant to Physical Settlement occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Consideration for such conversion, such Spin-Off Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such Conversion Date.

To the extent any dividend or distribution of the type set forth in this Section 5.05(A)(iii)(2) is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv) Cash Dividends or Distributions. If any cash dividend or distribution is made to all or substantially all holders of Common Stock, then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	SP
SP – D

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the Last Reported Sale Price per share of Common Stock on the Trading Day immediately before such Ex-Dividend Date; and

D	=	the cash amount distributed per share of Common Stock in such dividend or distribution;

provided, however, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such dividend or distribution, at the same time and on the same terms as holders of Common Stock, the amount of cash that such Holder would have received if such Holder had owned, on such record date, a number of shares of Common Stock equal to the Conversion Rate in effect on such record date.

To the extent such dividend or distribution is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(v) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time by the Board of Directors) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Last Reported Sale Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	AC + (SP x OS1)
SP x OS0

where:

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period for such tender or exchange offer;

CR1	=	the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period;

AC	=	the aggregate value (determined as of the time (the “Expiration Time”) such tender or exchange offer expires by the Board of Directors) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer;

OS0	=	the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP	=	the average of the Last Reported Sale Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

provided, however, that the Conversion Rate will in no event be adjusted down pursuant to this Section 5.05(A)(v), except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary in this Section 5.05(A)(v), (i) if any VWAP Trading Day of the Observation Period for a Note whose conversion will be settled pursuant to Cash Settlement or Combination Settlement occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining the Conversion Rate for such VWAP Trading Day for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date for such tender or exchange offer to, and including, such VWAP Trading Day; and (ii) if the Conversion Date for a Note whose conversion will be settled pursuant to Physical Settlement occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining the Conversion Consideration for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date to, and including, such Conversion Date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Company being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(B) No Adjustments in Certain Cases.

(i) Where Holders Participate in the Transaction or Event Without Conversion. Notwithstanding anything to the contrary in Section 5.05(A), the Company will not be obligated to adjust the Conversion Rate on account of a transaction or other event otherwise requiring an adjustment pursuant to Section 5.05(A) (other than a stock split or combination of the type set forth in Section 5.05(A)(i) or a tender or exchange offer of the type set forth in Section 5.05(A)(v)) if each Holder participates, at the same time and on the same terms as holders of Common Stock, and solely by virtue of being a Holder of Notes, in such transaction or event without having to convert such Holder’s Notes and as if such Holder held a number of shares of Common Stock equal to the product of (i) the Conversion Rate in effect on the related record date; and (ii) the aggregate principal amount (expressed in thousands) of Notes held by such Holder on such date.

(ii) Certain Events. The Company will not be required to adjust the Conversion Rate except as provided in Section 5.05 or Section 5.07. Without limiting the foregoing, the Company will not be obligated to adjust the Conversion Rate on account of:

(1) except as otherwise provided in Section 5.05, the sale of shares of Common Stock for a purchase price that is less than the market price per share of Common Stock or less than the Conversion Price;

(2) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;

(3) the issuance of any shares of Common Stock or options or rights to purchase shares of Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(4) the issuance of any shares of Common Stock pursuant to any option, warrant, right or convertible or exchangeable security of the Company outstanding as of the Issue Date;

(5) solely a change in the par value of the Common Stock; or

(6) accrued and unpaid interest, if any, on the Notes.

(C) [Reserved.]

(D) Adjustments Not Yet Effective. Notwithstanding anything to the contrary in this Indenture or the Notes, if:

(i) a Note is to be converted pursuant to Physical Settlement or Combination Settlement;

(ii) the record date, effective date or Expiration Time for any event that requires an adjustment to the Conversion Rate pursuant to Section 5.05(A) has occurred on or before the Conversion Date for such conversion (in the case of Physical Settlement) or on or before any VWAP Trading Day in the Observation Period for such conversion (in the case of Combination Settlement), but an adjustment to the Conversion Rate for such event has not yet become effective as of such Conversion Date or VWAP Trading Day, as applicable;

(iii) the Conversion Consideration due upon such conversion includes any whole shares of Common Stock (in the case of Physical Settlement) or due in respect of such VWAP Trading Day includes any whole or fractional shares of Common Stock (in the case of Combination Settlement); and

(iv) such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, the Company will, without duplication, give effect to such adjustment on such Conversion Date (in the case of Physical Settlement) or such VWAP Trading Day (in the case of Combination Settlement). In such case, if the date on which the Company is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Company will delay the settlement of such conversion until the second (2nd) Business Day after such first date.

(E) Conversion Rate Adjustments where Converting Holders Participate in the Relevant Transaction or Event. Notwithstanding anything to the contrary in this Indenture or the Notes, if:

(i) a Conversion Rate adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to Section 5.05(A);

(ii) a Note is to be converted pursuant to Physical Settlement or Combination Settlement;

(iii) the Conversion Date for such conversion (in the case of Physical Settlement) or any VWAP Trading Day in the Observation Period for such conversion (in the case of Combination Settlement) occurs on or after such Ex-Dividend Date and on or before the related record date;

(iv) the Conversion Consideration due upon such conversion includes any whole shares of Common Stock (in the case of Physical Settlement) or due in respect of such VWAP Trading Day includes any whole or fractional shares of Common Stock (in the case of Combination Settlement), in each case based on a Conversion Rate that is adjusted for such dividend or distribution; and

(v) such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 5.02(C)),

then (x) in the case of Physical Settlement, such Conversion Rate adjustment will not be given effect for such conversion and the shares of Common Stock issuable upon such conversion based on such unadjusted Conversion Rate will not be entitled to participate in such dividend or distribution, but there will be added, to the Conversion Consideration otherwise due upon such conversion, the same kind and amount of consideration that would have been delivered in such dividend or distribution with respect to such shares of Common Stock had such shares been entitled to participate in such dividend or distribution; and (y) in the case of Combination Settlement, the Conversion Rate adjustment relating to such Ex-Dividend Date will be made for such conversion in respect of such VWAP Trading Day, but the shares of Common Stock issuable with respect to such VWAP Trading Day based on such adjusted Conversion Rate will not be entitled to participate in such dividend or distribution.

(F) Stockholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Note and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Note will be entitled to receive, in addition to, and concurrently with the delivery of, the Conversion Consideration otherwise payable under this Indenture upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to Section 5.05(A)(iii)(1) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section to all holders of the Common Stock, subject to potential readjustment in accordance with the last paragraph of Section 5.05(A)(iii)(1).

(G) Limitation on Effecting Transactions Resulting in Certain Adjustments. The Company will not engage in or be a party to any transaction or event that would require the Conversion Rate to be adjusted pursuant to Section 5.05(A) or Section 5.07 to an amount that would result in the Conversion Price per share of Common Stock being less than the par value per share of Common Stock.

(H) Equitable Adjustments to Prices. Whenever any provision of this Indenture requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate the Stock Price or an adjustment to the Conversion Rate), or to calculate Daily VWAPs over an Observation Period, the Company will make proportionate adjustments, if any, to such calculations to account for any adjustment to the Conversion Rate pursuant to Section 5.05(A)(i) that becomes effective, or any event requiring such an adjustment to the Conversion Rate where the Ex-Dividend Date or effective date, as applicable, of such event occurs, at any time during such period or Observation Period, as applicable.

(I) Calculation of Number of Outstanding Shares of Common Stock. For purposes of Section 5.05(A), the number of shares of Common Stock outstanding at any time will (i) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (ii) exclude shares of Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distribution on shares of Common Stock held in its treasury).

(J) Calculations. All calculations with respect to the Conversion Rate and adjustments thereto will be made to the nearest 1/10,000th of a share of Common Stock (with 5/100,000ths rounded upward).

(K) Notice of Conversion Rate Adjustments. Upon the effectiveness of any adjustment to the Conversion Rate pursuant to Section 5.05(A), the Company will promptly send written notice to the Holders, the Trustee and the Conversion Agent containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the Conversion Rate in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Section 5.06. Voluntary Adjustments.

(A) Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) increase the Conversion Rate by any amount if (i) the Board of Directors determines that such increase is either (x) in the best interest of the Company; or (y) advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (ii) such increase is in effect for a period of at least twenty (20) Business Days; and (iii) such increase is irrevocable during such period.

(B) Notice of Voluntary Increases. If the Board of Directors determines to increase the Conversion Rate pursuant to Section 5.06(A), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 5.06(A), the Company will send notice to each Holder, the Trustee and the Conversion Agent of such increase, the amount thereof and the period during which such increase will be in effect.

Section 5.07. Adjustments to the Conversion Rate in Connection with a Make-Whole Fundamental Change.

(A) Generally. If a Make-Whole Fundamental Change occurs and the Conversion Date for the conversion of a Note occurs during the related Make-Whole Fundamental Change Conversion Period, then, subject to this Section 5.07, the Conversion Rate applicable to such conversion will be increased by a number of shares (the “Additional Shares”) set forth in the table below corresponding (after interpolation as provided in, and subject to, the provisions below) to the Make-Whole Fundamental Change Effective Date and the Stock Price of such Make-Whole Fundamental Change:

Make-Whole Fundamental Change Effective Date	Stock Price
	$10.00	$11.00	$12.00	$14.00	$15.60	$18.00	$20.00	$30.00	$40.00	$50.00	$100.00
[●], 2022	16.6667	16.6667	16.6667	16.6667	16.6667	13.4910	11.0892	4.7899	2.2819	1.0737	0.0000
[●], 2023	16.6667	16.6667	16.6667	16.6667	15.5332	11.8512	9.6457	4.0217	1.8580	0.8359	0.0000
[●], 2024	16.6667	16.6667	16.6667	16.4065	13.2147	9.8624	7.9084	3.1434	1.3974	0.5878	0.0000
[●], 2025	16.6667	16.6667	16.6667	12.5382	9.6016	6.6707	5.0545	1.5061	0.4107	0.0127	0.0000
[●], 2026	16.6667	16.6667	13.3646	8.1764	5.7382	3.5982	2.5710	0.6905	0.1368	0.0000	0.0000
[●], 2027	16.6667	7.5758	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such Make-Whole Fundamental Change Effective Date or Stock Price is not set forth in the table above, then:

(i) if such Stock Price is between two Stock Prices in the table above or the Make-Whole Fundamental Change Effective Date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

(ii) if the Stock Price is greater than $[●] (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above are adjusted pursuant to Section 5.07(B)), or less than $[●] (subject to adjustment in the same manner), per share, then no Additional Shares will be added to the Conversion Rate.

Notwithstanding anything to the contrary in this Indenture or the Notes, in no event will the Conversion Rate be increased to an amount that exceeds [●] shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Rate is required to be adjusted pursuant to Section 5.05(A).

For the avoidance of doubt, but subject to Section 4.03(I), (x) the sending of a Redemption Notice will constitute a Make-Whole Fundamental Change only with respect to the Notes called (or deemed called) for Redemption pursuant to such Redemption Notice, and not with respect to any other Notes; and (y) the Conversion Rate applicable to the Notes not so called for Redemption will not be subject to increase pursuant to this Section 5.07 on account of such Redemption Notice.

(B) Adjustment of Stock Prices and Number of Additional Shares. The Stock Prices in the first row (i.e., the column headers) of the table set forth in Section 5.07(A) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted as a result of the operation of Section 5.05(A). The numbers of Additional Shares in the table set forth in Section 5.07(A) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Rate is adjusted pursuant to Section 5.05(A).

(C) Notice of the Occurrence of a Make-Whole Fundamental Change. The Company will notify the Holders in writing, the Trustee and the Conversion Agent of each Make-Whole Fundamental Change (i) occurring pursuant to clause (A) of the definition thereof in accordance with Section 5.01(C)(iii); and (ii) occurring pursuant to clause (B) of the definition thereof in accordance with Section 4.03(F).

Section 5.08. [Reserved.]

Section 5.09. Effect of Common Stock Change Event.

(A) Generally. If there occurs any:

(i) recapitalization, reclassification or change of the Common Stock (other than (x) changes solely resulting from a subdivision or combination of the Common Stock, (y) a change only in par value or from par value to no par value or no par value to par value and (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities);

(ii) consolidation, merger, combination or binding or statutory share exchange involving the Company;

(iii) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(iv) other similar event,

and, as a result of which, the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “Common Stock Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) share of Common Stock would be entitled to receive on account of such Common Stock Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in this Indenture or the Notes,

(1) from and after the effective time of such Common Stock Change Event, (I) the Conversion Consideration due upon conversion of any Note, and the conditions to any such conversion, will be determined in the same manner as if each reference to any number of shares of Common Stock in this Article 5 (or in any related definitions) were instead a reference to the same number of Reference Property Units; (II) for purposes of Section 4.03, each reference to any number of shares of Common Stock in such Section (or in any related definitions) will instead be deemed to be a reference to the same number of Reference Property Units; and (III) for purposes of the definitions of “Fundamental Change” and “Make-Whole Fundamental Change,” references to “Common Stock” and the Company’s “common equity” will be deemed to refer to the common equity, if any, forming part of such Reference Property;

(2) if such Reference Property Unit consists entirely of cash, then the Company will be deemed to elect Physical Settlement in respect of all conversions whose Conversion Date occurs on or after the effective date of such Common Stock Change Event and will pay the cash due upon such conversions no later than the second (2nd) Business Day after the relevant Conversion Date; and

(3) for these purposes, (I) the Daily VWAP of any Reference Property Unit or portion thereof that consists of a class of common equity securities will be determined by reference to the definition of “Daily VWAP,” substituting, if applicable, the Bloomberg page for such class of securities in such definition; and (II) the Daily VWAP of any Reference Property Unit or portion thereof that does not consist of a class of common equity securities, and the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities, will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of Common Stock, by the holders of Common Stock. The Company will notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

At or before the effective time of such Common Stock Change Event, the Company and the resulting, surviving or transferee Person (if not the Company) of such Common Stock Change Event (the “Successor Person”) will execute and deliver to the Trustee a supplemental indenture pursuant to Section 8.01(F), which supplemental indenture will (x) provide for subsequent conversions of Notes in the manner set forth in this Section 5.09; (y) provide for subsequent adjustments to the Conversion Rate pursuant to Section 5.05(A) in a manner consistent with this Section 5.09; and (z) contain such other provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of the Holders and to give effect to the provisions of this Section 5.09(A). If the Reference Property includes shares of stock or other securities or assets (other than cash) of a Person other than the Successor Person, then such other Person will also execute such supplemental indenture and such supplemental indenture will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of the Holders.

(B) Notice of Common Stock Change Events. The Company will provide notice of each Common Stock Change Event in the manner provided in Section 5.01(C)(iii).

(C) Compliance Covenant. The Company will not become a party to any Common Stock Change Event unless its terms are consistent with this Section 5.09.

Section 5.10. Responsibility of Trustee and Conversion Agent

The Trustee and Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to (a) determine whether a supplemental indenture needs to be entered into or (b) determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 5.09 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 5.09 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 11.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Company will be obligated to deliver to the Trustee and the Conversion Agent prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 5.01 has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 5.01 with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely.

Section 5.11. Certain Limitations on Settlement.

For so long as the Common Stock is registered under the Exchange Act, a beneficial owner of the Notes shall not be entitled to receive shares of Common Stock upon conversion of any Notes during any period of time in which the aggregate number of shares of Common Stock that may be acquired by such beneficial owner upon conversion of Notes shall, when added to the aggregate number of shares of Common Stock deemed beneficially owned, directly or indirectly, by such beneficial owner and each person subject to aggregation of Common Stock with such beneficial owner under Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder at such time (an “Aggregated Person”) (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on such beneficial owner’s or such person’s right to convert, exercise or purchase similar to this limitation), as determined pursuant to the rules and regulations promulgated under Section 13(d) of the Exchange Act, exceed 9.9% (the “Restricted Ownership Percentage”) of the total issued and outstanding shares of Common Stock (the “Section 16 Conversion Blocker”). Notwithstanding the foregoing, this Section 16 Conversion Blocker shall not apply (a) with respect to a beneficial owner of the Notes if such beneficial owner is subject to Section 16(a) of the Exchange Act without regard to the aggregate number of shares of Common Stock issuable upon conversion of the Notes and upon conversion, exercise or sale of securities or rights to acquire securities that have limitations on such beneficial owner’s right to convert, exercise or purchase similar to this limitation or (b) in connection with an issuance of Common Stock by the Company pursuant to, or upon a conversion in connection with, a Make-Whole Fundamental Change; provided, however, that if any beneficial owner of the Notes provides written notice to the Company at any time that the exception to the application of the Section 16 Conversion Blocker set forth in clause (b) of this sentence (the “Make-Whole Exception”) shall not be available to such beneficial owner, then such exception shall not be available to such beneficial owner. Any such notice provided pursuant to the proviso to the immediately preceding sentence shall be binding against such beneficial owner.

Notwithstanding the foregoing, the Company shall issue shares of Common Stock upon conversion of such beneficial owner’s Notes up to (but not exceeding) the amount that would cause such beneficial owner’s beneficial ownership of Common Stock (together with that of any Aggregated Person) to equal the Restricted Ownership Percentage; provided that each beneficial owner shall have the right at any time and from time to time to reduce the Restricted Ownership Percentage applicable to such beneficial owner immediately upon prior written notice to the Company (provided that, for the avoidance of doubt, in such event, such beneficial owner may sell shares of Common Stock or Notes to reduce the aggregate number of shares of Common Stock deemed beneficially owned by such beneficial owner (together with any Aggregated Person) to a level below the reduced Restricted Ownership Percentage, in which case the Notes will be convertible by such beneficial owner up to (but will not exceed) the reduced Restricted Ownership Percentage) or increase the Restricted Ownership Percentage applicable to such beneficial owner (together with any Aggregated Person) upon 65 days’ prior written notice to the Company.

Any Notes surrendered for conversion for which shares of Common Stock are not delivered due to the Section 16 Conversion Blocker shall not be extinguished and, such Holder may either:

(i) to the extent Physical Settlement is applicable to such Notes, request return of the Notes surrendered by such Holder for conversion, after which the Company shall deliver such Notes to such Holder within two Trading Days after receipt of such request; or

(ii) certify to the Company that the person (or persons) receiving shares of Common Stock upon conversion is not, and would not, as a result of such conversion, become the beneficial owner of shares of Common Stock outstanding at such time in excess of the applicable Restricted Ownership Percentage, after which the Company shall deliver any such shares of Common Stock withheld on account of such applicable Section 16 Conversion Blocker by the later of (x) the date such shares were otherwise due to such person (or persons) and (y) two Trading Days after receipt of such certification; provided, however, until such time as the affected Holder gives such notice, no person shall be deemed to be the stockholder of record with respect to the shares of Common

Stock otherwise deliverable upon conversion in excess of any applicable Section 16 Conversion Blocker. Upon delivery of such notice, the provisions under Sections 5.02 and 5.03 shall apply to the shares of Common Stock to be delivered pursuant to such notice.

Under no circumstances shall the Trustee or the Conversion Agent have any obligation to identify any beneficial owner of the Notes, or otherwise make any determination, monitor or otherwise take any action with respect to the restrictions set forth in this Section 5.11.

Article 6. SUCCESSORS

Section 6.01. When the Company May Merge, Etc.

(A) Generally. The Company will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, including through licensing, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person (a “Business Combination Event”), unless:

(i) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly organized and existing under the laws of the United States of America, any State thereof or the District of Columbia that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Business Combination Event, a supplemental indenture pursuant to Section 8.01(E)) all of the Company’s obligations under this Indenture and the Notes, and the Successor Corporation will take such action (or agree to take such action) and deliver such agreements, instruments, or documents as may be necessary or appropriate to cause any property or assets that constitute Collateral owned by or transferred to the Successor Corporation to be subject to the Liens of the Collateral Agent in the manner and to the extent required under this Indenture;

(ii) immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing; and

(iii) the Company or the Successor Corporation, if not the Company, shall have delivered to the Trustee and the Collateral Agent an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Business Combination Event (and, if applicable, the related supplemental indenture) complies with Section 6.01(A); and (ii) all conditions precedent to such Business Combination Event provided in this Indenture have been satisfied.

Section 6.02. Successor Corporation Substituted.

At the effective time of any Business Combination Event that complies with Section 6.01, the Successor Corporation (if not the Company) will succeed to, and may exercise every right and power of, the Company under this Indenture and the Notes with the same effect as if such Successor Corporation had been named as the Company in this Indenture and the Notes, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under this Indenture and the Notes.

Article 7. DEFAULTS AND REMEDIES

Section 7.01. Events of Default.

(A) Definition of Events of Default. “Event of Default” means the occurrence of any of the following:

(i) a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any Note;

(ii) a default for thirty (30) consecutive days in the payment when due of interest on any Note;

(iii) the Company’s failure to deliver, when required by this Indenture, a Fundamental Change Notice, or a notice pursuant to Section 5.01(C)(iii);

(iv) a default in the Company’s obligation to convert a Note in accordance with Article 5 upon the exercise of the conversion right with respect thereto, if such default is not cured within three (3) Business Days after its occurrence;

(v) a default in the Company’s obligations under any of Section 3.08 through Section 3.13, Section 3.20, Section 3.21, Section 3.22 or Section 6.01(A) or in any Guarantor’s obligations under Section 9.04;

(vi) a default in any of the Company’s obligations or agreements, or in any Guarantor’s obligations or agreements, under this Indenture or the Note Documents (other than a default set forth in clause (i), (ii), (iii), (iv) or (v) of this Section 7.01(A)) where such default is not cured or waived within sixty (60) days after notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”;

(vii) a default by the Company or any of the Company’s Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least five million dollars ($5,000,000) (or its foreign currency equivalent) in the aggregate of the Company or any of the Company’s Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, where such default:

(1) constitutes a failure to pay the principal, or premium or interest on, any of such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise; or

(2) results in such indebtedness becoming or being declared due and payable before its stated maturity;

(viii) any Guarantee ceases to be in full force and effect except as otherwise expressly provided in this Indenture or any Guarantor denies or disaffirms its obligations under its Guarantee;

(ix) one or more final judgments being rendered against the Company or any of the Company’s Subsidiaries for the payment of at least five million dollars ($5,000,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished; and

(x) the Company, the Guarantors or any of their Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3) consents to the appointment of a custodian of it or for any substantial part of its property;

(4) makes a general assignment for the benefit of its creditors;

(5) takes any comparable action under any foreign Bankruptcy Law; or

(6) generally is not paying its debts as they become due; or

(xi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1) is for relief against the Company, the Guarantors or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2) appoints a custodian of the Company, the Guarantors, or any of their Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;

(3) orders the winding up or liquidation of the Company, the Guarantors, or any of their Significant Subsidiaries; or

(4) grants any similar relief under any foreign Bankruptcy Law,

and, in each case under this Section 7.01(A)(xi), such order or decree remains unstayed and in effect for at least sixty (60) days.

(xii) any Security Document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create, or should be asserted by a Note Party not to create, a valid and perfected and, except to the extent expressly permitted by the terms hereof or thereof, first priority Lien in favor of the Trustee for the benefit of the Holders on any Collateral purported to be covered thereby, other than (A) to the extent resulting from the failure of the Trustee or the Collateral Agent or any of their agents or bailees to maintain possession or control of Collateral, or (B) as to Collateral consisting of real property to the extent that (1) such losses are covered by a title insurance policy for the benefit of the Collateral Agent or (2) a deficiency arose through no fault of a Note Party, in the case of each of clause (A) and (B), to the extent such deficiencies are (1) corrected with reasonable diligence upon obtaining knowledge thereof and (2) do not materially adversely affect the security interest of the Holders in the Collateral;

(B) Cause Irrelevant. Each of the events set forth in Section 7.01(A) will constitute an Event of Default regardless of the cause thereof or whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

Section 7.02. Acceleration.

(A) Automatic Acceleration in Certain Circumstances. If an Event of Default set forth in Section 7.01(A)(x) or 7.01(A)(xi) occurs with respect to the Company or any Guarantor (and not solely with respect to a Significant Subsidiary of the Company), then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any Person.

(B) Optional Acceleration. Subject to Section 7.03, if an Event of Default (other than an Event of Default set forth in Section 7.01(A)(x) or 7.01(A)(xi) with respect to the Company or any Guarantor and not solely with respect to a Significant Subsidiary of the Company) occurs and is continuing, then the Trustee, by notice to the Company, or Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately.

(C) Rescission of Acceleration. Notwithstanding anything to the contrary in this Indenture or the Notes, the Holders of a majority of the aggregate principal amount of the Notes then outstanding, by notice to the Company and the Trustee, may, on behalf of all Holders, rescind any acceleration of the Notes and its consequences if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (ii) all existing Events of Default (except the non-payment of principal of, or interest on, the Notes that has become due solely because of such acceleration) have been cured or waived. No such rescission will affect any subsequent Default or impair any right consequent thereto.

Section 7.03. Sole Remedy for a Failure to Report.

(A) Generally. Notwithstanding anything to the contrary in this Indenture or the Notes, the Company may elect that the sole remedy for any Event of Default (a “Reporting Event of Default”) pursuant to Section 7.01(A)(vi) arising from the Company’s failure to comply with Section 3.02 will, for each of the first one hundred and eighty (180) calendar days on which a Reporting Event of Default has occurred and is continuing, consist exclusively of the accrual of Special Interest on the Notes. If the Company has made such an election, then (i) the Notes will be subject to acceleration pursuant to Section 7.02 on account of the relevant Reporting Event of Default from, and including, the one hundred and eighty first (181st) calendar day on which a Reporting Event of Default has occurred and is continuing or if the Company fails to pay any accrued and unpaid Special Interest when due; and (ii) Special Interest will cease to accrue on any Notes from, and including, the earlier of (x) the date such Reporting Event of Default is cured or waived and (y) such one hundred and eighty first (181st) calendar day.

(B) Amount and Payment of Special Interest. Any Special Interest that accrues on a Note pursuant to Section 7.03(A) will be payable in arrears on the same dates and in the same manner as the Stated Interest on such Note and will accrue at a rate per annum equal to one quarter of one percent (0.25%) of the principal amount thereof for the first ninety (90) days on which Special Interest accrues and, thereafter, at a rate per annum equal to one half of one percent (0.50%) of the principal amount thereof for the duration of the period on which Special Interest accrues; provided, however, that in no event will Special Interest payable at the Company’s election pursuant to Section 7.03(A) as the sole remedy for any Reporting Event of Default, together with any Additional Interest that may accrue pursuant to Section 3.04(A), accrue on any day on a Note at a combined rate per annum that exceeds one half of one percent (0.50%). For the avoidance of doubt, any Special Interest that accrues on a Note pursuant to Section 7.03(A) will be in addition to the Stated Interest that accrues on such Note and in addition to any Additional Interest that accrues on such Note.

(C) Notice of Election. To make the election set forth in Section 7.03(A), the Company must send to the Holders, the Trustee and the Paying Agent, before the date on which each Reporting Event of Default first occurs, a notice that (i) briefly describes the report(s) that the Company failed to file with or furnish to the SEC; (ii) states that the Company is electing that the sole remedy for such Reporting Event of Default consist of the accrual of Special Interest pursuant to Section 7.03(A); and (iii) briefly describes the periods during which and rate at which Special Interest will accrue and the circumstances under which the Notes will be subject to acceleration on account of such Reporting Event of Default.

(D) Notice to Trustee and Paying Agent; Trustee’s Disclaimer. If Special Interest accrues on any Note pursuant to Section 7.03(A), then, no later than five (5) Business Days before each date on which such Special Interest is to be paid, the Company will deliver an Officer’s Certificate to the Trustee and the Paying Agent stating (i) that the Company is obligated to pay Special Interest on such Note pursuant to Section 7.03(A) on such date of payment; and (ii) the amount of such Special Interest that is payable on such date of payment. The Trustee will have no duty to determine whether any Special Interest is payable or the amount thereof.

(E) No Effect on Other Events of Default. No election pursuant to this Section 7.03 with respect to a Reporting Event of Default will affect the rights of any Holder with respect to any other Event of Default, including with respect to any other Reporting Event of Default.

Section 7.04. Other Remedies.

(A) Trustee May Pursue All Remedies. If an Event of Default occurs and is continuing, then the Trustee and the Collateral Agent may pursue any available remedy to collect the payment of any amounts due with respect to the Notes or to enforce the performance of any provision of this Indenture, the Notes or the Security Documents.

(B) Procedural Matters. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in such proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy following an Event of Default will not impair the right or remedy or constitute a waiver of, or acquiescence in, such Event of Default. All remedies will be cumulative to the extent permitted by law.

Section 7.05. Waiver of Past Defaults.

An Event of Default pursuant to clauses (i), (ii), (iv), (v) or (vi) of Section 7.01(A) (that, in the case of clauses (v) or (vi) only, results from a Default under any covenant that cannot be amended without the consent of each affected Holder), and a Default that could lead to such an Event of Default, can be waived only with the consent of each affected Holder. An Event of Default pursuant to clauses (xii) of Section 7.01(A) arising from the release of all or substantially all of the Collateral from the Liens securing the Notes (other than in accordance with the Note Documents), and a Default that could lead to such an Event of Default, can be waived only with the consent of Holders of at least 75% in aggregate principal amount of the Notes then outstanding. Each other Default or Event of Default may be waived, on behalf of all Holders, by the Holders of a majority of the aggregate principal amount of the Notes then outstanding. If an Event of Default is so waived, then it will cease to exist. If a Default is so waived, then it will be deemed to be cured and any Event of Default arising therefrom will be deemed not to occur. However, no such waiver will extend to any subsequent or other Default or Event of Default or impair any right arising therefrom.

Section 7.06. Control by Majority.

Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture or the Notes, or that, subject to Section 11.01, the Trustee determines may be unduly prejudicial to the rights of other Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such direction is unduly prejudicial to any Holders) or may involve the Trustee in liability, unless the Trustee is offered security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee’s following such direction.

Section 7.07. Limitation on Suits.

No Holder may pursue any remedy with respect to this Indenture or the Notes (except to enforce (x) its rights to receive the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any Notes; or (y) the Company’s obligations to convert any Notes pursuant to Article 5), unless:

(A) such Holder has previously delivered to the Trustee notice that an Event of Default is continuing;

(B) Holders of at least twenty five percent (25%) in aggregate principal amount of the Notes then outstanding deliver a written request to the Trustee to pursue such remedy;

(C) such Holder or Holders offer and, if requested, provide to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee’s following such request;

(D) the Trustee does not comply with such request within sixty (60) calendar days after its receipt of such request and such offer of security or indemnity; and

(E) during such sixty (60) calendar day period, Holders of a majority in aggregate principal amount of the Notes then outstanding do not deliver to the Trustee a direction that is inconsistent with such request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder. The Trustee will have no duty to determine whether any Holder’s use of this Indenture complies with the preceding sentence.

Section 7.08. Absolute Right of Holders to Institute Suit for the Enforcement of the Right to Receive Payment and Conversion Consideration.

Notwithstanding anything to the contrary in this Indenture or the Notes (but without limiting Section 8.01), the right of each Holder of a Note to bring suit for the enforcement of any payment or delivery, as applicable, of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or the Conversion Consideration due pursuant to Article 5 upon conversion of, such Note on or after the respective due dates therefor provided in this Indenture and the Notes, will not be impaired or affected without the consent of such Holder.

Section 7.09. Collection Suit by Trustee.

The Trustee will have the right, upon the occurrence and continuance of an Event of Default pursuant to clause (i), (ii) or (iv) of Section 7.01(A), to recover judgment in its own name and as trustee of an express trust against the Company for the total unpaid or undelivered principal of, or Redemption Price or Fundamental Change Repurchase Price for, or interest on, or Conversion Consideration due pursuant to Article 5 upon conversion of, the Notes, as applicable, and such further amounts sufficient to cover the costs and expenses of collection, including compensation provided for in Section 11.06.

Section 7.10. Trustee May File Proofs of Claim.

The Trustee has the right to (A) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes) or its creditors or property and (B) collect, receive and distribute any money or other property payable or deliverable on any such claims. Each Holder authorizes any custodian in such proceeding to make such payments to the Trustee, and, if the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to the Trustee for the reasonable compensation, expenses, disbursements and advances of the Trustee, and its agents and counsel, and any other amounts payable to the Trustee pursuant to Section 11.06. To the extent that the payment of any such compensation, expenses, disbursements, advances and other amounts out of the estate in such proceeding, is denied for any reason, payment of the same will be secured by a lien (senior to the rights of Holders) on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding (whether in liquidation or under any plan of reorganization or arrangement or otherwise). Nothing in this Indenture will be deemed to authorize the Trustee to authorize, consent to, accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.11. Priorities.

The Trustee or the Collateral Agent will pay or deliver in the following order any money or other property that it collects pursuant to this Article 7:

First: to the Trustee and the Collateral Agent, in their capacity as such, and their agents and attorneys for amounts due to the Trustee and the Collateral Agent under this Indenture and the Security Documents, including payment of all fees, compensation, expenses and liabilities incurred, and all advances made, by the Trustee or the Collateral Agent and the costs and expenses of collection;

Second: to Holders for unpaid amounts or other property due on the Notes, including the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or any Conversion Consideration due upon conversion of, the Notes, ratably, and without preference or priority of any kind, according to such amounts or other property due and payable on all of the Notes; and

Third: to the Company or such other Person as a court of competent jurisdiction directs.

The Trustee or the Collateral Agent may fix a record date and payment date for any payment or delivery to the Holders pursuant to this Section 7.11, in which case the Trustee or the Collateral Agent will instruct the

Company to, and the Company will deliver in writing, at least fifteen (15) calendar days before such record date, to each Holder and the Trustee or the Collateral Agent a notice stating such record date, such payment date and the amount of such payment or nature of such delivery, as applicable.

Section 7.12. Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or the Notes or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court, in its discretion, may (A) require the filing by any litigant party in such suit of an undertaking to pay the costs of such suit, and (B) assess reasonable costs (including reasonable attorneys’ fees) against any litigant party in such suit, having due regard to the merits and good faith of the claims or defenses made by such litigant party; provided, however, that this Section 7.12 does not apply to any suit by the Trustee, any suit by a Holder pursuant to Section 7.08 or any suit by one or more Holders of more than ten percent (10%) in aggregate principal amount of the Notes then outstanding.

Article 8. AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01. Without the Consent of Holders.

Notwithstanding anything to the contrary in Section 8.02, the Company, the Guarantors and the Trustee may amend or supplement this Indenture or the Notes without the consent of any Holder to:

(A) cure any ambiguity or correct any omission, defect or inconsistency in this Indenture or the Notes;

(B) add guarantees with respect to the Company’s obligations under this Indenture or the Notes;

(C) secure the Notes or any Guarantee;

(D) add to the Company’s or any Guarantor’s covenants or Events of Default for the benefit of the Holders or surrender any right or power conferred on the Company;

(E) provide for the assumption of the Company’s or any Guarantor’s obligations under this Indenture and the Notes pursuant to, and in compliance with, Article 6 and Article 9, as applicable;

(F) enter into supplemental indentures pursuant to, and in accordance with, Section 5.09 in connection with a Common Stock Change Event;

(G) irrevocably elect or eliminate any Settlement Method or Specified Dollar Amount; provided, however, that no such election or elimination will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to Section 5.03(A);

(H) evidence or provide for the acceptance of the appointment, under this Indenture, of a successor Trustee;

(I) increase the Conversion Rate;

(J) comply with any requirement of the SEC in connection with any qualification of this Indenture or any supplemental indenture under the Trust Indenture Act, as then in effect;

(K) comply with the rules of the Depository in a manner that does not adversely affect the rights of any Holder;

(L) make any other change to this Indenture or the Notes that does not, individually or in the aggregate with all other such changes, adversely affect the rights of the Holders, as such, in any material respect; or

(M) enter into supplemental indentures pursuant to, and in accordance with, Section 3.22.

Section 8.02. With the Consent of Holders.

(A) Generally. Subject to Sections 8.01, 7.05 and 7.08 and the immediately following sentence, the Company, the Guarantors and the Trustee may, with the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding, amend or supplement this Indenture or the Notes or waive compliance with any provision of this Indenture or the Notes. Notwithstanding anything to the contrary in the foregoing sentence, but subject to Section 8.01, without the consent of each affected Holder, no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may:

(i) reduce the principal, or change the stated maturity, of any Note;

(ii) reduce the Redemption Price or Fundamental Change Repurchase Price for any Note or change the times at which, or the circumstances under which, the Notes may or will be redeemed or repurchased by the Company;

(iii) reduce the rate, or extend the time for the payment, of interest on any Note;

(iv) make any change that adversely affects the conversion rights of any Note, or amend or modify the definition of “Fundamental Change” or the other definitions used in such definition.;

(v) impair the absolute rights of any Holder set forth in Section 7.08 (as such section is in effect on the Issue Date);

(vi) change the ranking of the Notes or the Guarantees

(vii) other than in accordance with the provisions of this Indenture, modify any Guarantee or release any Guarantee or a Guarantor from its Obligations under this Indenture, in each case, in any manner materially adverse to the Holders;

(viii) make any Note payable in money, or at a place of payment, other than that stated in this Indenture or the Note;

(ix) reduce the amount of Notes whose Holders must consent to any amendment, supplement, waiver or other modification;

(x) subordinate (x) the Liens securing any of the Notes to the Liens securing any other Indebtedness or other obligations or (y) the Notes in contractual right of payment to any other Indebtedness or other obligations;

(xi) amend or waive the provisions of Section 3.21; or

(xii) make any direct or indirect change to any amendment, supplement, waiver or modification provision of this Indenture or the Notes that requires the consent of each affected Holder.

For the avoidance of doubt, (1) pursuant to clauses (i), (ii), (iii), (iv) and (v) of this Section 8.02(A), no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may change the amount or type of consideration due on any Note (whether on an Interest Payment Date, Redemption Date, Fundamental Change Repurchase Date or the Maturity Date or upon conversion, or otherwise), or the date(s) or time(s) such consideration is payable or deliverable, as applicable, without the consent of each affected Holder and (2) no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes shall, or shall have the effect of, releasing all or substantially all of the Collateral from the Liens securing the Notes (other than in accordance with the Note Documents), without the consent of Holders of not less than 75% of the aggregate principal amount of the Notes then outstanding.

(B) Holders Need Not Approve the Particular Form of any Amendment. A consent of any Holder pursuant to this Section 8.02 need approve only the substance, and not necessarily the particular form, of the proposed amendment, supplement or waiver.

Section 8.03. Notice of Amendments, Supplements and Waivers.

As soon as reasonably practicable after any amendment, supplement or waiver pursuant to Section 8.01 or 8.02 becomes effective, the Company will send to the Holders and the Trustee notice that (A) describes the substance of such amendment, supplement or waiver in reasonable detail and (B) states the effective date thereof; provided, however, that the Company will not be required to provide such notice to the Holders if such amendment, supplement or waiver is included in a periodic report filed by the Company with the SEC within four (4) Business Days of its effectiveness. The failure to send, or the existence of any defect in, such notice will not impair or affect the validity of such amendment, supplement or waiver.

Section 8.04. Revocation, Effect and Solicitation of Consents; Special Record Dates; Etc.

(A) Revocation and Effect of Consents. The consent of a Holder of a Note to an amendment, supplement or waiver will bind (and constitute the consent of) each subsequent Holder of any Note to the extent the same evidences any portion of the same indebtedness as the consenting Holder’s Note, subject to the right of any Holder of a Note to revoke (if not prohibited pursuant to Section 8.04(B)) any such consent with respect to such Note by delivering notice of revocation to the Trustee before the time such amendment, supplement or waiver becomes effective.

(B) Special Record Dates. The Company may, but is not required to, fix a record date for the purpose of determining the Holders entitled to consent or take any other action in connection with any amendment, supplement or waiver pursuant to this Article 8. If a record date is fixed, then, notwithstanding anything to the contrary in Section 8.04(A), only Persons who are Holders as of such record date (or their duly designated proxies) will be entitled to give such consent, to revoke any consent previously given or to take any such action, regardless of whether such Persons continue to be Holders after such record date; provided, however, that no such consent will be valid or effective for more than one hundred and twenty (120) calendar days after such record date.

(C) Solicitation of Consents. For the avoidance of doubt, each reference in this Indenture or the Notes to the consent of a Holder will be deemed to include any such consent obtained in connection with a repurchase of, or tender or exchange offer for, any Notes.

(D) Effectiveness and Binding Effect. Each amendment, supplement or waiver pursuant to this Article 8 will become effective in accordance with its terms and, when it becomes effective with respect to any Note (or any portion thereof), will thereafter bind every Holder of such Note (or such portion).

Section 8.05. Notations and Exchanges.

If any amendment, supplement or waiver changes the terms of a Note, then the Trustee (at the direction of the Company) or the Company may, in its discretion, require the Holder of such Note to deliver such Note to the Trustee so that the Trustee may place an appropriate notation prepared by the Company on such Note and return such Note to such Holder. Alternatively, at its discretion, the Company may, in exchange for such Note, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a new Note that reflects the changed terms. The failure to make any appropriate notation or issue a new Note pursuant to this Section 8.05 will not impair or affect the validity of such amendment, supplement or waiver.

Section 8.06. Trustee to Execute Supplemental Indentures.

The Trustee will execute and deliver any amendment or supplemental indenture authorized pursuant to this Article 8; provided, however, that the Trustee need not (but may, in its sole and absolute discretion) execute or deliver any such amendment or supplemental indenture that the Trustee concludes adversely affects the Trustee’s rights, duties, liabilities or immunities. In executing any amendment or supplemental indenture, the Trustee will be entitled to receive, and (subject to Sections 10.01 and 10.02) will be fully protected in relying on, in addition to the documents required by Section 13.02, an Officer’s Certificate and an Opinion of Counsel stating that

(A) the execution and delivery of such amendment or supplemental indenture is authorized or permitted by this Indenture; and (B) in the case of the Opinion of Counsel, such amendment or supplemental indenture is the legal, valid and obligation of the Company (and any Guarantor) and binding and enforceable against each in accordance with its terms.

Article 9. Guarantees

Section 9.01. Guarantees.

(A) Generally. By its execution of this Indenture (by any amended or supplemental indenture pursuant to Section 8.01(B)), each Guarantor acknowledges and agrees that it receives substantial benefits from the Company and that such Guarantor is providing its Guarantee for good and valuable consideration, including such substantial benefits. Subject to this Article 9, each of the Guarantors hereby, jointly and severally, fully and unconditionally guarantees, to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, regardless of the validity or enforceability of this Indenture, the Notes or the obligations of the Company under this Indenture or the Notes, that:

(i) the principal of, any interest on, and any Conversion Consideration for, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, on a Fundamental Change Repurchase Date, upon Redemption or otherwise, and interest on the overdue principal of, any interest on, or any Conversion Consideration for, the Notes, if lawful, and all other obligations of the Company to the Holders or the Trustee under this Indenture or the Notes, will be promptly paid or delivered in full or performed, as applicable, in each case in accordance with this Indenture and the Notes; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration, on a Fundamental Change Repurchase Date, upon Redemption or otherwise, (clause (i) and (ii) collectively, the “Guaranteed Obligations”), in each case subject to Section 9.02.

Upon the failure of any payment when due of any amount so guaranteed, and upon the failure of any performance so guaranteed, for whatever reason, the Guarantors will be jointly and severally obligated to pay or perform, as applicable, the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(B) Guarantee Is Unconditional; Waiver of Diligence, Presentment, Etc. Each Guarantor agrees that its Guarantee of the Guaranteed Obligations is unconditional, regardless of the validity or enforceability of this Indenture, the Notes or the obligations of the Company under this Indenture or the Notes, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions of this Indenture or the Notes, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a guarantor other than payment or performance in full of Guaranteed Obligations (other than contingent obligations that have yet to accrue). Each Guarantor waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever, and covenants that this Guarantee will not be discharged except by complete payment or performance of the Guaranteed Obligations (other than contingent obligations that have yet to accrue) in accordance with this Indenture and the Notes.

(C) Reinstatement of Guarantee Upon Return of Payments. If any Holder or the Trustee is required by any court or otherwise to return, to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any consideration paid or delivered by the Company or the Guarantors to such Holder or the Trustee, then each Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(D) Subrogation. Each Guarantor agrees that any right of subrogation, reimbursement or contribution it may have in relation to the Holders or in respect of any Guaranteed Obligations will be subordinated to, and will not be enforceable until payment in full of, all Guaranteed Obligations. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations may be accelerated as provided in Article 7, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations; and (ii) if any Guaranteed Obligations are accelerated pursuant to Article 7, then such Guaranteed Obligations will, whether or not due and payable, immediately become due and payable by the Guarantors. Each Guarantor will have the right to seek contribution from any non-paying Guarantor, but only if the exercise of such right does not impair the rights of the Holders under any Guarantee.

Section 9.02. Limitation on Guarantor Liability.

Each Guarantor, and, by its acceptance of any Note, each Holder, confirms that each Guarantor and the Holders intend that the Guarantee of each Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guarantee. Each of the Trustee, the Holders and each Guarantor irrevocably agrees that the obligations of each Guarantor under its Guarantee will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or fraudulent conveyance under federal or state law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

Section 9.03. Execution and Delivery of Guarantee.

The execution by each Guarantor of this Indenture (by an amended or supplemental indenture pursuant to Section 8.01(B)) evidences the Guarantee of such Guarantor, and the delivery of any Note by the Trustee after its authentication constitutes due delivery of each Guarantee on behalf of each Guarantor. A Guarantee’s validity will not be affected by the failure of any officer of a Guarantor executing this Indenture or any such amended or supplemental indenture on such Guarantor’s behalf to hold, at the time any Note is authenticated, the same or any other office at each Guarantor, and each Guarantee will be valid and enforceable even if no notation, certificate or other instrument is set upon or attached to, or otherwise executed and delivered to the Holder of, any Note.

Section 9.04. When Guarantors May Merge, etc.

(A) Generally. No Guarantor will consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of such Guarantor and its Subsidiaries, taken as a whole, to another Person (other than the Company or another Guarantor) (a “Guarantor Business Combination Event”), unless (1) the resulting, surviving or transferee Person is such Guarantor or, if not such Guarantor, expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Guarantor Business Combination Event, a supplemental indenture) all of such Guarantor’s obligations under this Indenture and the Notes; provided that (a) such surviving Guarantor shall be incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia and (b) no Default or Event of Default shall exist, or would result from such Guarantor Business Combination Event or (2) the transaction is in compliance with Section 3.10.

Notwithstanding the foregoing, any Guarantor may merge, consolidate, amalgamate or wind up with or into or transfer all or part of its properties and assets to the Company without regard to the requirements set forth in this Section 9.04(A).

(B) Delivery of Officer’s Certificate and Opinion of Counsel to the Trustee. Before the effective time of any Guarantor Business Combination Event, the Company will deliver to the Trustee an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Guarantor Business Combination Event (and, if applicable, the related supplemental indenture) complies with Section 9.04(A); and (ii) all conditions precedent to such Guarantor Business Combination Event provided in this Indenture have been satisfied.

(C) Successor Corporation Substituted. At the effective time of any Guarantor Business Combination Event that complies with Section 9.04(A) and Section 9.04(B), the Successor Guarantor Corporation (if not the applicable Guarantor) will succeed to, and may exercise every right and power of, such Guarantor under this Indenture and the Notes with the same effect as if such Successor Guarantor Corporation had been named as a Guarantor in this Indenture and the Notes, and, except in the case of a lease, the predecessor Guarantor will be discharged from its obligations under this Indenture and the Notes.

Section 9.05. APPLICATION OF CERTAIN PROVISIONS OF THE GUARANTORS.

(A) Officer’s Certificates and Opinions of Counsel. Upon any request or application by any Guarantor to the Trustee to take any action under this Indenture, the Trustee will be entitled to receive an Officer’s Certificate and an Opinion of Counsel pursuant to Section 13.02 with the same effect as if each reference to the Company in Section 13.02 or in the definitions of “Officer,” “Officer’s Certificate” or “Opinion of Counsel” were instead a reference to such Guarantor.

(B) Company Order. A Company Order may be given by any Guarantor with the same effect as if each reference to the Company in the definitions of “Company Order” or “Officer” were instead a reference to such Guarantor.

(C) Notices and Demands. Any notice or demand that this Indenture requires or permits to be given by the Trustee, or by any Holders, to the Company may instead be given to any Guarantor.

Section 9.06. RELEASE OF GUARANTEES.

Any Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee is required for the release of such Guarantor’s Guarantee, upon:

(A) (i) any sale, exchange, transfer or other disposition (by merger, consolidation, amalgamation, dividend, distribution or otherwise) of all or substantially all of the assets of such Guarantor, in each case, if such sale, exchange, transfer or other disposition is not prohibited by the applicable provisions of this Indenture and, (a) in the case the transferee Person is not the Company or a Subsidiary, such sale, exchange, transfer or other disposition is in compliance with Section 3.10 or (b) unless such sale, exchange, transfer or other disposition is with or to the Company, the surviving or transferee Person expressly assumes such Guarantor’s obligations in accordance with Section 9.04;

(ii) the merger, consolidation or amalgamation of any Guarantor with and into the Company, or upon the liquidation of a Guarantor following the transfer of all of its assets to the Company; or

(iii) the merger, consolidation or amalgamation of any Guarantor with and into a Subsidiary of the Company where such Subsidiary is the surviving Person , if such merger, consolidation or amalgamation is not prohibited by the applicable provisions of this Indenture and such Subsidiary expressly assumes such Guarantor’s obligations in accordance with Section 9.04; and

(B) the Company and such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and release have been complied with.

Article 10. SATISFACTION AND DISCHARGE

Section 10.01. Termination of Company’s Obligations.

This Indenture will be discharged, and will cease to be of further effect as to all Notes issued under this Indenture, when:

(A) all Notes then outstanding (other than Notes replaced pursuant to Section 2.13) have (i) been delivered to the Trustee for cancellation; or (ii) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed;

(B) the Company has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or, with respect to Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property due on all Notes then outstanding (other than Notes replaced pursuant to Section 2.13);

(C) the Company has paid all other amounts payable by it under this Indenture; and

(D) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of this Indenture have been satisfied;

provided, however, that Article 10 and Section 13.01 will survive such discharge and, until no Notes remain outstanding, Section 2.15 and the obligations of the Trustee, the Paying Agent and the Conversion Agent with respect to money or other property deposited with them will survive such discharge.

At the Company’s request, the Trustee will acknowledge the satisfaction and discharge of this Indenture.

Section 10.02. Repayment to Company.

Subject to applicable unclaimed property law, the Trustee, the Paying Agent and the Conversion Agent will promptly notify the Company if there exists (and, at the Company’s request, promptly deliver to the Company) any cash, Conversion Consideration or other property held by any of them for payment or delivery on the Notes that remain unclaimed two (2) years after the date on which such payment or delivery was due. After such delivery to the Company, the Trustee, the Paying Agent and the Conversion Agent will have no further liability to any Holder with respect to such cash, Conversion Consideration or other property, and Holders entitled to the payment or delivery of such cash, Conversion Consideration or other property must look to the Company for payment as a general creditor of the Company.

Section 10.03. Reinstatement.

If the Trustee, the Paying Agent or the Conversion Agent is unable to apply any cash or other property deposited with it pursuant to Section 9.01 because of any legal proceeding or any order or judgment of any court or other governmental authority that enjoins, restrains or otherwise prohibits such application, then the discharge of this Indenture pursuant to Section 9.01 will be rescinded; provided, however, that if the Company thereafter pays or delivers any cash or other property due on the Notes to the Holders thereof, then the Company will be subrogated to the rights of such Holders to receive such cash or other property from the cash or other property, if any, held by the Trustee, the Paying Agent or the Conversion Agent, as applicable.

Article 11. TRUSTEE

Section 11.01. Duties of the Trustee.

(A) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(B) Except during the continuance of an Event of Default:

(i) the duties of the Trustee will be determined solely by the express provisions of this Indenture, and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations will be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officer’s Certificates or Opinions of Counsel that are provided to the Trustee and conform to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture, but shall have no affirmative duty to verify the contents thereof.

(C) The Trustee may not be relieved from liabilities for its gross negligence or willful misconduct, except that:

(i) this paragraph will not limit the effect of Section 11.01(B);

(ii) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.06.

(D) Each provision of this Indenture that in any way relates to the Trustee is subject to this Section 11.01 and Section 11.02, regardless of whether such provision so expressly provides.

(E) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability.

(F) The Trustee will not be liable for interest on any money received by it, except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds, except to the extent required by law.

Section 11.02. Rights of the Trustee.

(A) The Trustee may conclusively rely on any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture, note, other evidence of indebtedness or other paper or document that it believes to be genuine and signed or presented by the proper Person, and the Trustee need not investigate any fact or matter stated in such document.

(B) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate, an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel; and the advice of such counsel, or any Opinion of Counsel, will constitute full and complete authorization of the Trustee to take or omit to take any action in good faith in reliance thereon without liability.

(C) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any such agent appointed with due care.

(D) The Trustee will not be liable for any action it takes or omits to take in good faith and that it believes to be authorized or within the rights or powers vested in it by this Indenture.

(E) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(F) The Trustee need not exercise any rights or powers vested in it by this Indenture at the request or direction of any Holder unless such Holder has offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense that it may incur in complying with such request or direction.

(G) The Trustee will not be responsible or liable for any punitive, special, indirect, incidental or consequential loss or damage (including lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(H) The Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and will incur no liability of any kind by reason of such inquiry or investigation.

(I) The Trustee will not be required to give any bond or surety in respect of the execution of the trusts, powers, and duties under this Indenture.

(J) The permissive rights of the Trustee enumerated herein will not be construed as duties. The Trustee undertakes to perform such duties and only such duties as are specifically and expressly set forth in this Indenture.

(K) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(L) The Trustee will not be deemed to have notice of any Default or Event of Default (except in the case of a Default or Event of Default in payment of scheduled principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any Note) unless written notice of any event that is in fact such a Default or Event of Default (and stating the occurrence of a Default or Event of Default) is actually received by the a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes, the Company and this Indenture and states that it is a notice of Default or Event of Default.

Section 11.03. Individual Rights of the Trustee.

The Trustee, in its individual or any other capacity, may become the owner or pledgee of any Note and may otherwise deal with the Company or any of its Affiliates with the same rights that it would have if it were not Trustee; provided, however, that if the Trustee acquires a “conflicting interest” (within the meaning of Section 310(b) of the Trust Indenture Act), then it must eliminate such conflict within ninety (90) days or resign as Trustee. The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be compensated, reimbursed and indemnified, are extended to, and will be enforceable by, the Trustee in each of its capacities under this Indenture and each Note Agent, custodian and other Person retained to act under this Indenture.

Section 11.04. Trustee’s Disclaimer.

The Trustee will not be (A) responsible for, and makes no representation as to, the validity or adequacy of this Indenture or the Notes; (B) accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture; (C) responsible for the use or application of any money received by any Paying Agent other than the Trustee; and (D) responsible for any statement or recital in this Indenture, the Notes or any other document relating to the sale of the Notes or this Indenture, other than the Trustee’s certificate of authentication.

Section 11.05. Notice of Defaults.

If a Default or Event of Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee (in accordance with Section 11.02(L)), then the Trustee will send Holders a notice of such Default or Event of Default within ninety (90) days after it occurs or, if it is not actually known to a Responsible Officer of the Trustee at such time, promptly (and in any event within ten (10) Business Days) after it becomes actually known to a Responsible Officer (in accordance with Section 11.02(L)); provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of, or interest, if any, on, any Note, the Trustee may withhold such notice if and for so long as it in good faith determines that withholding such notice is in the interests of the Holders.

Section 11.06. Compensation and Indemnity.

(A) The Company will, from time to time, pay the Trustee (acting in any capacity hereunder) reasonable compensation for its acceptance of this Indenture and services under this Indenture. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. In addition to the compensation for the Trustee’s services, the Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it under this Indenture, including the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(B) The Company will indemnify and hold harmless the Trustee (acting in any capacity hereunder) against any and all losses, liabilities or expenses (including, without limitation, attorneys’ fees and expenses) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture (including, without limitation, attorneys’ fees and expenses) against the Company (including this Section 11.06) and defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties under this Indenture, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision. The Trustee will promptly notify the Company of any claim for which it may seek indemnity (other than any claim brought by the Company), but the Trustee’s failure to so notify the Company will not relieve the Company of its obligations under this Section 11.06(B), except to the extent the Company is materially prejudiced by such failure. The Company will defend such claim, and the Trustee will cooperate in such defense at the expense of the Company. If the Trustee is advised by counsel that it may have defenses available to it that are in conflict with the defenses available to the Company, or that there is an actual or potential conflict of interest, then the Trustee may retain separate counsel, and the Company will pay the reasonable fees and expenses of such counsel (including the reasonable fees and expenses of counsel to the Trustee incurred in evaluating whether such a conflict exists). The Company need not pay for any settlement of any such claim made without its consent, which consent will not be unreasonably withheld. The indemnification provided in this Section 11.06 will extend to the officers, directors, agents and employees of the Trustee and any successor Trustee under this Indenture.

(C) The obligations of the Company under this Section 11.06 will survive the resignation or removal of the Trustee and the discharge of this Indenture.

(D) To secure the Company’s payment obligations in this Section 11.06, the Trustee will have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, or interest on, particular Notes, which lien will survive the discharge of this Indenture.

(E) If the Trustee incurs expenses or renders services after an Event of Default pursuant to clause (ix) or (x) of Section 7.01(A) occurs, then such expenses and the compensation for such services (including the fees and expenses of its agents and counsel) are intended to constitute administrative expenses for purposes of priority under any Bankruptcy Law.

Section 11.07. Replacement of the Trustee.

(A) Notwithstanding anything to the contrary in this Section 11.07, a resignation or removal of the Trustee, and the appointment of a successor Trustee, will become effective only upon such successor Trustee’s acceptance of appointment as provided in this Section 11.07.

(B) The Trustee may resign at any time and be discharged from its duties and obligations hereunder at any time by giving no less than thirty (30) calendar days’ prior written notice of such resignation to the Company. The Holders of a majority in aggregate principal amount of the Notes then outstanding may remove the Trustee by providing no less than thirty (30) calendar days’ prior written notice to the Trustee and the Company. The Company may remove the Trustee if:

(i) the Trustee fails to comply with Section 11.09;

(ii) the Trustee is adjudged to be bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii) a custodian or public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

(C) If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, then (i) the Company will promptly appoint a successor Trustee; and (ii) at any time within one (1) year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the Notes then outstanding may appoint a successor Trustee to replace such successor Trustee appointed by the Company.

(D) If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, then the retiring Trustee (at the Company’s expense), the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the Notes then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(E) If the Trustee, after written request by a Holder of at least six (6) months, fails to comply with Section 11.09, then such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(F) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company, upon which notice the resignation or removal of the retiring Trustee will become effective and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will send notice of its succession to Holders. The retiring Trustee will, upon payment of all amounts due to it under this Indenture, promptly transfer all property held by it as Trustee to the successor Trustee, which property will, for the avoidance of doubt, be subject to the lien provided for in Section 11.06(D).

Section 11.08. Successor Trustee by Merger, Etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, then such corporation will become the successor Trustee under this Indenture and will have and succeed to the rights, powers, duties, immunities and privileges of its predecessor without any further act or the execution or filing of any instrument or paper.

Section 11.09. Eligibility; Disqualification.

There will at all times be a Trustee under this Indenture that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition.

Article 12. COLLATERAL AND SECURITY

Section 12.01. Security Documents

The due and punctual payment of the principal of, premium, if any, and interest on the Notes and the Guaranteed Obligations when and as the same shall be due and payable, subject to any applicable grace period, whether on an Interest Payment Date, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest on the Notes and the performance of all other obligations of the Company and the Guarantors to the Holders, the Collateral Agent or the Trustee under this Indenture shall be secured by the Collateral pursuant to the terms of the Security Documents. The Security Documents shall provide for the grant by the Company and the Guarantors party thereto to the Collateral Agent of security interests in the Collateral subject to Permitted Liens.

Section 12.02. Recording and Opinions

(A) The Company shall, and shall cause each of the Guarantors to, at its sole cost and expense, take or cause to be taken such actions as may be required by the Security Documents or applicable law (including the filing of UCC amendments and continuations), to perfect, maintain (with the priority required under the Security Documents), preserve and protect the valid and enforceable, perfected (except as expressly provided herein or therein) security interests in and on all the Collateral granted by the Security Documents in favor of the Collateral Agent for the benefit of the Holders as security for the obligations under this Indenture, the Notes, any Guarantees and the Security Documents, prior to the rights of all third Persons and subject to no other Liens, in each case other than Permitted Liens. The Company shall from time to time promptly pay all financing and continuation statement recording and/or filing fees, charges and recording and similar expenses relating to this Indenture, the Security Documents and any amendments hereto or thereto and any other instruments of further assurance required pursuant hereto or thereto.

(B) The Company shall furnish to the Collateral Agent, at such times as would be required by Section 314(b) of the Trust Indenture Act if this Indenture were qualified thereunder, commencing [●], an Opinion of Counsel to the effect that, either (i) other than actions that have been taken, no further action was necessary to maintain the perfection of the security interest in the Collateral described in both the applicable UCC-1 financing statement and the Security Agreement and for which perfection under the UCC of the Company’s or applicable Guarantor’s jurisdiction of organization may occur by the filing of a UCC-1 financing statement with the appropriate filing office of the applicable party’s jurisdiction of organization or (ii) if any actions are so required to be taken, to specify such actions.

(C) The Company will deliver to the Trustee copies of all documents delivered to the Collateral Agent pursuant to the Security Documents, and the Company will, and will cause each Guarantor to, do or cause to be done all such acts and things as may be required by the provisions of the Security Documents to assure and confirm to the Trustee that the Collateral Agent holds for the benefit of the Trustee and the Holders duly created, enforceable and perfected Liens to the extent required by this Indenture and the Security Documents, as from time to time constituted.

Section 12.03. Release of Collateral

(A) The Liens of the Collateral Agent created by the Security Documents shall not at any time be released on all or any portion of the Collateral from the Liens created by the Security Documents unless such release is in accordance with the provisions of this Indenture and the applicable Security Documents.

(B) The release of any Collateral from the Liens created by the Security Documents shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to this Indenture and the Security Documents. The Company and the Guarantors shall not be required to comply with Section 314(d) of the Trust Indenture Act in connection with any release of Collateral. For the avoidance of doubt, the automatic release of any current assets constituting Collateral in connection with the sale, lease or other similar disposition of such inventory of the Company and the Guarantors in the ordinary course of business shall not require delivery of any reports, certificates, opinions or other formal documentation.

Section 12.04. SPECIFIED RELEASES OF COLLATERAL

(A) Collateral shall be released from the Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in this Indenture. The Liens securing the Collateral shall be automatically released without the need for further action by any Person under any one or more of the following circumstances:

(i) in part, as to any property that is sold, transferred, disbursed or otherwise disposed of by the Company or any Guarantor (other than to the Company or any Guarantor) in a transaction not prohibited by this Indenture at the time of such sale, transfer, disbursement or disposition;

(ii) in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions in Section 8.02;

(iii) in whole with respect to the Collateral of any Guarantor, upon the release of the Guarantee of such Guarantor in accordance with this Indenture;

(iv) in whole or in part, as applicable, as to all or any portion of the Collateral which has been taken by eminent domain, condemnation or similar circumstances; and

(v) in part, in accordance with the applicable provisions of the Security Documents.

(B) Upon the request of the Company pursuant to an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents, if any, have been met, and any instruments of termination, satisfaction or release prepared by the Company or the Guarantors, as the case may be, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Company or the Guarantors, shall execute, deliver or acknowledge or authorize the filing by Company or the Guarantors of such instruments or releases (in form reasonably satisfactory to the Collateral Agent) reasonably requested by the Company in order to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture, the Security Documents, any such release to be made without any recourse, representation or warranty of the Collateral Agent.

Section 12.05. Release upon Satisfaction and Discharge or Amendment

(A) The Liens on all Collateral granted under the Security Documents that secure the Notes and the Guarantees shall be automatically terminated and released without the need for further action by any Person:

(i) upon the full and final payment and performance of the Company’s and the Guarantors’ respective obligations under this Indenture, the Notes and the Guarantees (other than contingent obligations that have yet to accrue);

(ii) upon satisfaction and discharge of this Indenture as described under Article 10; or

(iii) with the written consent of Holders of 75% of the aggregate principal amount of the Notes then outstanding.

(B) Upon the request of the Company contained in an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents have been met, any instruments of termination, satisfaction or release prepared by the Company or the Guarantors, as the case may be, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Company or the Guarantors, shall execute, deliver or acknowledge or authorize the filing by the Company or the Guarantors of such instruments or releases to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture, or the Security Documents, any such release to be made without any recourse, representation or warranty of the Collateral Agent and to be in a form reasonably acceptable to the Collateral Agent.

Section 12.06. FORM AND SUFFICIENCY OF RELEASE AND SUBORDINATION

In the event that the Company or any Guarantor has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that may be sold, exchanged or otherwise disposed of by the Company or such Guarantor to any Person other than the Company or a Guarantor, and the Company or such Guarantor requests, pursuant to an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents to the release of such Collateral have been met, that (a) the Trustee or Collateral Agent furnish a written disclaimer, release or quit-claim of any interest in such property under this Indenture and the Security Documents, or, (b) to the extent applicable to such Collateral, take all action that is necessary or reasonably requested by the Company in writing (in each case at the expense of the Company) to release and reconvey to the Company or such Guarantor, without recourse, such Collateral or deliver such Collateral in its possession to the Company or such Guarantor, the Trustee and the Collateral Agent, as applicable, shall execute, acknowledge (without any recourse, representation and warranty) and deliver to and/or authorize the filing by the Company or such Guarantor (in the form prepared by the Company at the Company’s sole expense) such an instrument (in form reasonably satisfactory to the Collateral Agent) promptly or take such other action so requested, including deliver to the Company or such Guarantor applicable Collateral in Collateral Agent’s possession after satisfaction of the conditions set forth herein for delivery of any such release.

Section 12.07. PURCHASER PROTECTED

No purchaser or grantee of any property or rights purported to have been released from the Lien of this Indenture or of the Security Documents shall be bound to ascertain the authority of the Trustee or the Collateral Agent, as applicable, to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Company be under any obligation to ascertain or inquire into the authority of the Company to make such sale or other disposition.

Section 12.08. AUTHORIZATION OF ACTIONS TO BE TAKEN BY THE COLLATERAL AGENT UNDER THE SECURITY DOCUMENTS

(A) Subject to the provisions of the applicable Security Documents, each Holder, by acceptance of the Notes, appoints [U.S. Bank National Association] as Collateral Agent consents to the terms of and agrees that the Collateral Agent shall, and the Collateral Agent is hereby authorized and directed to, execute and deliver the Security Documents to which it is a party and all agreements, documents and instruments incidental thereto, binding the Holders to the terms thereof, and act in accordance with the terms thereof. For the avoidance of doubt, the Collateral Agent shall have no discretion under this Indenture or the Security Documents and whenever reference is made in this Indenture to any action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression or satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood in all cases that the Collateral Agent shall not be required to make or give and shall be fully protected in not making or giving any determination, consent, approval, request or direction without the written direction of the Holders of at least 50% in aggregate principal amount of then outstanding Notes, the Trustee or the Company, as applicable. This provision is intended solely for the benefit of the Collateral Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto. Further, the Collateral Agent shall be under no obligation to exercise any of its rights and powers under this Indenture at the request or direction of any Holders, unless such Holder shall have offered to the Collateral Agent security and indemnity satisfactory to the Collateral Agent against any loss, cost, liability or expense which might be incurred by the Collateral Agent in compliance with such direction or request and then only to the extent required by the terms of this Indenture.

(B) No provision of this Indenture or the Security Documents shall require the Collateral Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders or the Trustee if it shall have reasonable grounds for believing that repayment of such funds is not assured to it. Notwithstanding anything to the contrary contained in this Indenture or the Security Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Holders in an amount and in a form satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described in this clause if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(C) So long as an Event of Default is not continuing, the Company may direct the Collateral Agent in writing in connection with any action required or permitted by this Indenture or the Security Documents. During the continuance of an Event of Default, the Trustee, or the requisite Holders pursuant to Section 7.05, may direct the Collateral Agent in connection with any action required or permitted by this Indenture or the Security Documents.

(D) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Collateral Agent shall have received written notice from the Trustee, a Holder or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee or the Holders of at least 50% in aggregate principal amount of then outstanding Notes subject to this Article 12.

Section 12.09. AUTHORIZATION OF RECEIPT OF FUNDS BY THE TRUSTEE UNDER THE SECURITY DOCUMENTS.

The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents and to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 7.11 and the other provisions of this Indenture. Such funds shall be held on deposit by the Trustee without investment (unless otherwise provided in this Indenture), and the Trustee shall have no liability for interest or other compensation thereon.

Section 12.10. ACTION BY THE COLLATERAL AGENT.

Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith and with reasonable care.

Neither the Trustee nor Collateral Agent shall be responsible for (i) the existence, genuineness or value of any of the Collateral; (ii) the validity, perfection, priority or enforceability of the Liens intended to be created by this Indenture or the Security Documents in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder (except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Agent (as determined by a final non-appealable order of a court of competent jurisdiction not subject to appeal)); (iii) the sufficiency of the Collateral; (iv) the validity of the title of the Company and the Guarantors to any of the Collateral; (v) insuring the Collateral; (vi) any action taken or omitted to be taken by it under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct as determined by a final nonappealable order of a court of competent jurisdiction) or (vii) any recital, statement, representation, warranty, covenant or agreement made by the Company or any Affiliate of the Company, or any officer or Affiliate thereof, contained in this Indenture or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture. The Company and the Guarantors shall be responsible for the maintenance of the Collateral and for the payment of taxes, charges or assessments upon the Collateral. For the avoidance of doubt, nothing herein shall require the Collateral Agent or the Trustee to file financing statements or continuation statements, or be responsible for maintaining the security interests purported to be created and described herein (except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it under this Indenture or the Security Documents) and such responsibility shall be solely that of the Company. The Collateral Agent shall not be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture or to inspect the properties, books, or records of the Company or any of its Affiliates.

Section 12.11. COMPENSATION AND INDEMNITY.

(A) The Company shall pay to the Collateral Agent from time to time compensation as shall be agreed to in writing by the Company and the Collateral Agent for its acceptance of this Indenture, the Security Documents and services hereunder. The Company shall reimburse the Collateral Agent promptly upon request for all reasonable disbursements, advances and reasonable and documented out-of-pocket expenses incurred or made by it in connection with Collateral Agent’s duties under this Indenture and the Security Documents, including the reasonable compensation, disbursements and expenses of the Collateral Agent’s agents and counsel, except any disbursement, advance or expense as may be attributable to the Collateral Agent’s willful misconduct or gross negligence.

(B) The Company and the Guarantors shall, jointly and severally, indemnify the Collateral Agent and any predecessor Collateral Agent and each of their agents, employees, officers and directors for, and hold them harmless against, any and all losses, liabilities, claims, damages or expenses (including the fees and expenses of counsel to the Collateral Agent and any environmental liabilities) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture and the Security Documents, including, without limitation (i) any claim relating to the grant to the Collateral Agent of any Lien in any property or assets of the Company or the Guarantors and (ii) the costs and expenses of enforcing this Indenture and the Security

Documents against the Company and the Guarantors (including this Section 12.11) and defending itself against or investigating any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder, except to the extent any such loss, liability, claim, damage or expense shall have been determined by a court of competent jurisdiction to have been attributable to its willful misconduct or gross negligence. The Collateral Agent shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Collateral Agent to so notify the Company shall not relieve the Company or the Guarantors of their obligations hereunder, except to the extent the Company or the Guarantors are materially prejudiced thereby. At the Collateral Agent’s sole discretion, the Company and the Guarantors shall defend any claim or threatened claim asserted against the Collateral Agent, with counsel reasonably satisfactory to the Collateral Agent, and the Collateral Agent shall cooperate in the defense at the Company’s and the Guarantors’ expense. The Collateral Agent may have one separate U.S. counsel (and one separate foreign counsel in each applicable non-U.S. jurisdiction) and the Company and the Guarantors shall pay the reasonable fees and expenses of such counsel. The Company and the Guarantors need not pay for any settlement made without their consent, which consent shall not be unreasonably withheld.

(C) The Collateral Agent shall be entitled to all rights, privileges, immunities and protections of the Trustee set forth in this Indenture whether or not expressly stated therein, including but not limited to the right to be compensated, reimbursed and indemnified under Section 11.06, in the acceptance, execution, delivery and performance of the Security Documents as though fully set forth therein. Notwithstanding any provision to the contrary contained elsewhere in this Indenture or the Security Documents, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth in this Indenture or the Security Documents to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any fiduciary relationship with the Trustee, any Holder or the Company, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture or the Security Documents or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(D) The obligations of the Company and the Guarantors under this Section 12.11 shall survive the satisfaction and discharge of this Indenture and the resignation, removal or replacement of the Collateral Agent.

Section 12.12. POST-CLOSING COLLATERAL.

To the extent the Company and the Guarantors are not able to execute and deliver all Security Documents required in connection with the creation and perfection of the Liens of the Collateral Agent on the Collateral (to the extent required by this Indenture or such Security Documents) on or prior to the Issue Date, the Company and the Guarantors will use their commercially reasonable efforts to have all security interests in the Collateral duly created and enforceable and perfected, to the extent required by this Indenture or such Security Documents, within the time period required by the Security Documents.

Article 13. MISCELLANEOUS

Section 13.01. Notices.

Any notice or communication by the Company or the Trustee (including in its capacity as any Note Agent) to the other will be deemed to have been duly given if in writing and delivered in person or by first class mail (registered or certified, return receipt requested), facsimile transmission, electronic transmission or other similar means of unsecured electronic communication or overnight air courier guaranteeing next day delivery, or to the other’s address, which initially is as follows:

If to the Company:

To:    [●]

[●]

with a copy (which will not constitute notice) to:

[●]

If to the Trustee:

U.S. Bank National Association

Global Corporate Trust, One Federal Street 3rd Floor

Boston, MA 02110

Attention David W. Doucette, Vice President, Corporate Trust

Telephone: 617 603-6534

Facsimile: 617 603-6683

The Company or the Trustee, by notice to the other, may designate additional or different addresses (including facsimile numbers and electronic addresses) for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: (A) at the time delivered by hand, if personally delivered; (B) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; (C) when receipt acknowledged, if transmitted by facsimile, electronic transmission or other similar means of unsecured electronic communication; and (D) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

All notices or communications required to be made to a Holder pursuant to this Indenture must be made in writing and will be deemed to be duly sent or given in writing if mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to its address shown on the Register; provided, however, that a notice or communication to a Holder of a Global Note may, but need not, instead be sent pursuant to the Depositary Procedures (in which case, such notice will be deemed to be duly sent or given in writing). The failure to send a notice or communication to a Holder, or any defect in such notice or communication, will not affect its sufficiency with respect to any other Holder. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature), in English, and signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Indenture as to the other parties hereto and will be deemed to be their original signatures for all purposes; provided, notwithstanding anything to the contrary set forth herein, the Trustee is under no obligation to agree to accept electronic signatures in any form or format unless express agreed to by the Trustee pursuant to procedures approved by the Trustee. The Company agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

The Trustee shall have the right to accept and act upon any notice, instruction, or other communication, including any funds transfer instruction, (each, a “Notice”) received pursuant to this Indenture by electronic transmission (including by e-mail, facsimile transmission, web portal or other electronic methods) and shall not have any duty to confirm that the person sending such Notice is, in fact, a person authorized to do so. Electronic signatures believed by the Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to the Trustee) shall be deemed original signatures for all purposes. Each other party to this Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic Notice.

If the Trustee is then acting as the Depositary’s custodian for the Notes, then, at the reasonable request of the Company to the Trustee, the Trustee will cause any notice prepared by the Company to be sent to any Holder(s) pursuant to the Depositary Procedures, provided such request is evidenced in a Company Order delivered, together with the text of such notice, to the Trustee at least two (2) Business Days before the date such notice is to be so sent. For the avoidance of doubt, such Company Order need not be accompanied by an Officer’s Certificate or Opinion of Counsel. The Trustee will not have any liability relating to the contents of any notice that it sends to any Holder pursuant to any such Company Order.

If a notice or communication is mailed or sent in the manner provided above within the time prescribed, it will be deemed to have been duly given, whether or not the addressee receives it.

Notwithstanding anything to the contrary in this Indenture or the Notes, (A) whenever any provision of this Indenture requires a party to send notice to another party, no such notice need be sent if the sending party and the recipient are the same Person acting in different capacities; and (B) whenever any provision of this Indenture requires a party to send notice to more than one receiving party, and each receiving party is the same Person acting in different capacities, then only one such notice need be sent to such Person.

Section 13.02. Delivery of Officer’s Certificate and Opinion of Counsel as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture (other than the Opinion of Counsel described in (B) with respect to the initial authentication of Notes under this Indenture), the Company will furnish to the Trustee:

(A) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee that complies with Section 13.03 and states that, in the opinion of the signatory thereto, all conditions precedent and covenants, if any, provided for in this Indenture relating to such action have been satisfied; and

(B) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee that complies with Section 13.03 and states that, in the opinion of such counsel, all such conditions precedent and covenants, if any, have been satisfied.

Section 13.03. Statements Required in Officer’s Certificate and Opinion of Counsel.

Each Officer’s Certificate (other than an Officer’s Certificate pursuant to Section 3.05) or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture will include:

(A) a statement that the signatory thereto has read such covenant or condition;

(B) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained therein are based;

(C) a statement that, in the opinion of such signatory, he, she or it has made such examination or investigation as is necessary to enable him, her or it to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(D) a statement as to whether, in the opinion of such signatory, such covenant or condition has been satisfied.

Section 13.04. Rules by the Trustee, the Registrar and the Paying Agent.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05. No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under this Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

Section 13.06. Governing Law; Waiver of Jury Trial.

THIS INDENTURE AND THE NOTES, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE OR THE NOTES, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE COMPANY, THE TRUSTEE AND THE HOLDERS OF THE NOTES BY THEIR ACCEPTANCE THEREOF IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED BY THIS INDENTURE OR THE NOTES.

Section 13.07. Submission to Jurisdiction.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated by this Indenture shall be instituted only in the federal courts of the United States of America located in the City of New York or the courts of the State of New York, in each case located in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 13.01 will be effective service of process for any such suit, action or proceeding brought in any such court. Each of the Company, the Trustee and each Holder (by its acceptance of any Note) irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waives and agrees not to plead or claim any such suit, action or other proceeding has been brought in an inconvenient forum.

Section 13.08. No Adverse Interpretation of Other Agreements.

Neither this Indenture nor the Notes may be used to interpret any other indenture, note, loan or debt agreement of the Company or its Subsidiaries or of any other Person, and no such indenture, note, loan or debt agreement may be used to interpret this Indenture or the Notes.

Section 13.09. Successors.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors.

Section 13.10. Force Majeure.

The Trustee and each Note Agent will not incur any liability for not performing or for any delay in performing any act or fulfilling any duty, obligation or responsibility under this Indenture or the Notes by reason of any occurrence beyond its control (including, without limitation, any act or provision of any present or future law or regulation or governmental authority, act of God, earthquakes, fires, floods, sabotage, epidemics, pandemics, riots, interruptions loss or malfunction of utilities, computer (hardware or software) or communications service, accidents, acts of war, civil or military unrest, labor disputes, acts of civil or military authority or governmental actions, local or national disturbance or disaster, act of terrorism or unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

Section 13.11. U.S.A. PATRIOT Act.

The Company acknowledges that, in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee, like all financial institutions, in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The Company agrees to provide the Trustee with such information as it may request to enable the Trustee to comply with the U.S.A. PATRIOT Act.

Section 13.12. Calculations.

Except as otherwise provided in this Indenture, the Company will be responsible for making all calculations called for under this Indenture or the Notes, including determinations of the Last Reported Sale Price, the Daily Conversion Value, the Daily Cash Amount, the Daily Share Amount, accrued interest on the Notes and the Conversion Rate. None of the Trustee, the Paying Agent, the Registrar nor the Conversion Agent will have any liability or responsibility for any calculation under this Indenture or in connection with the Notes, any information used in connection with such calculation or any determination made in connection with a conversion.

The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of its calculations in writing to the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent may rely conclusively on the accuracy of the Company’s calculations without independent verification. The Trustee will promptly forward a copy of each such schedule to a Holder upon its written request therefor.

Section 13.13. Severability; Entire Agreement.

If a court of competent jurisdiction declares any provision of this Indenture or the Notes is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Indenture or the Notes will not in any way be affected or impaired thereby. This Indenture and the exhibits hereto set forth the entire agreement and understanding of the parties related to this transaction and supersede all prior agreements and understandings, written or oral.

Section 13.14. Counterparts.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Indenture by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

Section 13.15. Table of Contents, Headings, Etc.

The table of contents and the headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions of this Indenture.

Section 13.16. Withholding Taxes.

Each Holder of a Note agrees, and each beneficial owner of an interest in a Global Note, by its acquisition of such interest, is deemed to agree, that, if a Holder is deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the Conversion Rate or is otherwise subject to any U.S. federal withholding tax, (A) then the Company or other applicable withholding agent, as applicable, may, at its option, withhold or set off any applicable withholding taxes or backup withholding on behalf of such Holder or beneficial owner against interest and payments upon conversion, repurchase, redemption or maturity of the Notes, and (B) if the Company or other applicable withholding agent pays any such withholding taxes or backup withholding on behalf of such Holder or beneficial owner, then the Company or such withholding agent, as applicable, may, at its option, withhold from or set off such payments against payments of cash or the delivery of other Conversion Consideration on such Note, any payments on the Common Stock or sales proceeds received by, or other funds or assets of, such Holder or the beneficial owner of such Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties to this Indenture have caused this Indenture to be duly executed as of the date first written above.

[●]

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By:
Name:
Title:

[Signature Page to Indenture]

EXHIBIT A

FORM OF NOTE

[Insert Global Note Legend, if applicable]

[Insert Restricted Note Legend, if applicable]

[Insert Non-Affiliate Legend]

[●]

[●]% Convertible Senior Note due [2026][2027]

CUSIP No.: [ ]	Certificate No. [ ]

ISIN No.: [        ]

[●], a Delaware corporation, for value received, promises to pay to [Cede & Co.], or its registered assigns, the principal sum of [            ] dollars ($[            ]) [(as revised by the attached Schedule of Exchanges of Interests in the Global Note)]* on [●], [2026][2027] and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates: [●] and [●] of each year, commencing on [●].

Regular Record Dates: [●] and [●] (whether or not a Business Day).

Additional provisions of this Note are set forth on the other side of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

*	Insert bracketed language for Global Notes only.

IN WITNESS WHEREOF, [●] has caused this instrument to be duly executed as of the date set forth below.

[●]

Date:	By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

U.S. Bank National Association, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

Date:	By:
Authorized Signatory

[●]

[●]% Convertible Senior Note due [2026][2027]

This Note is one of a duly authorized issue of notes of [●], a Delaware corporation (the “Company”), designated as its [●]% Convertible Senior Notes due [2026][2027] (the “Notes”), all issued or to be issued pursuant to an indenture, dated as of [●] (as the same may be amended from time to time, the “Indenture”), between the Company and U.S. Bank National Association, as trustee. Capitalized terms used in this Note without definition have the respective meanings ascribed to them in the Indenture.

The Indenture sets forth the rights and obligations of the Company, the Trustee and the Holders and the terms of the Notes. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Indenture, the provisions of the Indenture will control.

1. Interest. This Note will accrue interest at a rate and in the manner set forth in Section 2.05 of the Indenture. Stated Interest on this Note will begin to accrue from, and including, [date].

2. Maturity. This Note will mature on [●], [2026][2027], unless earlier repurchased, redeemed or converted.

3. Method of Payment. Cash amounts due on this Note will be paid in the manner set forth in Section 2.04 of the Indenture.

4. Persons Deemed Owners. The Holder of this Note will be treated as the owner of this Note for all purposes.

5. Denominations; Transfers and Exchanges. All Notes will be in registered form, without coupons, in principal amounts equal to any Authorized Denominations. Subject to the terms of the Indenture, the Holder of this Note may transfer or exchange this Note by presenting it to the Registrar and delivering any required documentation or other materials.

6. Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change. If a Fundamental Change occurs, then each Holder will have the right to require the Company to repurchase such Holder’s Notes (or any portion thereof in an Authorized Denomination) for cash in the manner, and subject to the terms, set forth in Section 4.02 of the Indenture.

7. Right of the Company to Redeem the Notes. The Company will have the right to redeem the Notes for cash in the manner, and subject to the terms, set forth in Section 4.03 of the Indenture.

8. Conversion. The Holder of this Note may convert this Note into Conversion Consideration in the manner, and subject to the terms, set forth in Article 5 of the Indenture.

9. When the Company May Merge, Etc. Article 6 of the Indenture places limited restrictions on the Company’s ability to be a party to a Business Combination Event.

10. Defaults and Remedies. If an Event of Default occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding may (and, in certain circumstances, will automatically) become due and payable in the manner, and subject to the terms, set forth in Article 7 of the Indenture.

11. Registration Rights. The Holder of this Note is entitled to registration rights as set forth in the Subscription Agreement. Each Holder shall be entitled to receive Additional Interest in certain circumstances, all as set forth in the Subscription Agreement and Section 3.04 of the Indenture.

12. Amendments, Supplements and Waivers. The Company and the Trustee may amend or supplement the Indenture or the Notes or waive compliance with any provision of the Indenture or the Notes in the manner, and subject to the terms, set forth in Section 7.05 and Article 8 of the Indenture.

13. No Personal Liability of Directors, Officers, Employees and Stockholders. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

14. Authentication. No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually or electronically signs the certificate of authentication of such Note.

15. Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

16. Governing Law. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

* * *

To request a copy of the Indenture, which the Company will provide to any Holder at no charge, please send a written request to the following address:

[●]

[●]

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

INITIAL PRINCIPAL AMOUNT OF THIS GLOBAL NOTE: $[            ]

The following exchanges, transfers or cancellations of this Global Note have been made:

Date	Amount of Increase (Decrease) in Principal Amount of this Global Note	Principal Amount of this Global Note After Such Increase (Decrease)	Signature of Authorized Signatory of Trustee

*	Insert for Global Notes only.

NOTICE OF CONVERSION

[●]

[●]% Convertible Senior Notes due [2026][2027]

Subject to the terms of the Indenture, by executing and delivering this Notice of Conversion, the undersigned Holder of the Note identified below directs the Company to convert (check one):

☐	the entire principal amount of

☐	$ * aggregate principal amount of

the Note identified by CUSIP No.                                 and Certificate No.

The undersigned acknowledges that if the Conversion Date of a Note to be converted is after a Regular Record Date and before the next Interest Payment Date, then such Note, when surrendered for conversion, must, in certain circumstances, be accompanied with an amount of cash equal to the interest that would have accrued on such Note to, but excluding, such Interest Payment Date.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

*	Must be an Authorized Denomination.

FUNDAMENTAL CHANGE REPURCHASE NOTICE

[●]

[●]% Convertible Senior Notes due [2026][2027]

Subject to the terms of the Indenture, by executing and delivering this Fundamental Change Repurchase Notice, the undersigned Holder of the Note identified below is exercising its Fundamental Change Repurchase Right with respect to (check one):

☐	the entire principal amount of

☐	$ * aggregate principal amount of

the Note identified by CUSIP No. and Certificate No. .

The undersigned acknowledges that this Note, duly endorsed for transfer, must be delivered to the Paying Agent before the Fundamental Change Repurchase Price will be paid.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

*	Must be an Authorized Denomination.

ASSIGNMENT FORM

[●]

[●]% Convertible Senior Notes due [2026][2027]

Subject to the terms of the Indenture, the undersigned Holder of the within Note assigns to:

Name:
Address:

Social security or tax identification number:

the within Note and all rights thereunder irrevocably appoints:

as agent to transfer the within Note on the books of the Company. The agent may substitute another to act for him/her.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

TRANSFEROR ACKNOWLEDGMENT

If the within Note bears a Restricted Note Legend, the undersigned further certifies that (check one):

1.	☐	Such Transfer is being made to the Company or a Subsidiary of the Company.

2.	☐	Such Transfer is being made pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of the Transfer.

3.	☐	Such Transfer is being made pursuant to, and in accordance with, Rule 144A under the Securities Act, and, accordingly, the undersigned further certifies that the within Note is being transferred to a Person that the undersigned reasonably believes is purchasing the within Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A. If this item is checked, then the transferee must complete and execute the acknowledgment contained on the next page.

4.	☐	Such Transfer is being made pursuant to, and in accordance with, any other available exemption from the registration requirements of the Securities Act (including, if available, the exemption provided by Rule 144 under the Securities Act).

Dated:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

(Participant in a Recognized Signature
Guarantee Medallion Program)

By:
Authorized Signatory

TRANSFEREE ACKNOWLEDGMENT

The undersigned represents that it is purchasing the within Note for its own account, or for one or more accounts with respect to which the undersigned exercises sole investment discretion, and that and the undersigned and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act. The undersigned acknowledges that the transferor is relying, in transferring the within Note on the exemption from the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended, provided by Rule 144A and that the undersigned has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A.

Dated:

(Name of Transferee)

By:
Name:
Title:

EXHIBIT B-1

FORM OF RESTRICTED NOTE LEGEND

THE OFFER AND SALE OF THIS NOTE AND THE SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE (IF ANY) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE AND SUCH SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR THEREOF OR OF A BENEFICIAL INTEREST HEREIN OR THEREIN, THE ACQUIRER:

(1)

REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2)

AGREES FOR THE BENEFIT OF [●] (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE AND THE SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE (IF ANY) OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(A)	TO THE COMPANY OR ANY SUBSIDIARY THEREOF;

(B)	PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT;

(C)	TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT;

(D)	PURSUANT TO RULE 144 UNDER THE SECURITIES ACT; OR

(E)	PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (2)(C), (D) OR (E) ABOVE, THE COMPANY, THE TRUSTEE AND THE REGISTRAR RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS THEY MAY REASONABLY REQUIRE IN ORDER TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE SHARES OF COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS NOTE SHALL BE ENTITLED TO THE BENEFITS OF THAT CERTAIN SUBSCRIPTION AGREEMENT, DATED [●], 2021, AMONG [●] AND THE SUBSCRIBERS (AS DEFINED IN THE INDENTURE, DATED AS OF [●], BETWEEN THE COMPANY AND U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE).

EXHIBIT B-2

FORM OF GLOBAL NOTE LEGEND

THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS THE OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC, OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE, AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN ARTICLE 2 OF THE INDENTURE HEREINAFTER REFERRED TO.

EXHIBIT B-3

FORM OF NON-AFFILIATE LEGEND

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE THREE IMMEDIATELY PRECEDING MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR OWN THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

EXHIBIT C

FORM OF SUBORDINATION AGREEMENT

[To be attached].

EXHIBIT D

FORM OF INTERCREDITOR AGREEMENT

[To be attached].

EXHIBIT E

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

[             ] Supplemental Indenture (this “Supplemental Indenture”), dated as of                  among [●] (the “Company”),                  (the “Guaranteeing Subsidiary”), a subsidiary of the Company, and [●], as trustee (the “Trustee”).

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (as amended, modified or supplemented from time to time, the “Indenture”), dated as of [●], providing for the issuance of an unlimited aggregate principal amount of [●]% Convertible Senior Notes due [2026][2027] (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary may execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and

WHEREAS, pursuant to Section 8.01(b) of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture without the consent of Holders.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 9 thereof.

Execution and Delivery. The Guaranteeing Subsidiary agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy, which may be delivered by facsimile or PDF transmission, shall be an original, but all of them together represent the same agreement. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Supplemental Indenture as to the other parties hereto will be deemed to be their original signatures for all purposes.

Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

Representations and Warranties by Guaranteeing Subsidiary. The Guaranteeing Subsidiary hereby represents and warrants to the Trustee that this Supplemental Indenture has been duly and validly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms and the terms of the Indenture.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[● ]

By:
Name:
Title:

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

[● ], as Trustee

By:
Name:
Title:

EXHIBIT F

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of August 24, 2021 (the “Indenture”) among [●] (the “Company”), the Guarantors party thereto and U.S. Bank, National Association, as trustee (the “Trustee”) and U.S. Bank, National Association, as collateral agent (the “Collateral Agent”), (a) the due and punctual payment of the principal of, premium, if any, and interest on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee or the Collateral Agent all in accordance with the terms of the Indenture, the Notes, the Guarantees and any Security Documents and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders and to the Trustee and the Collateral Agent pursuant to the Indenture, the Notes, the Guarantees and any Security Documents are expressly set forth in Article 9 of the Indenture, and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

ANNEX J

Execution Version

STARRY HOLDINGS, INC.

2021 INCENTIVE AWARD PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.

ADMINISTRATION AND DELEGATION

3.1    Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2    Appointment of Committees. To the extent Applicable Laws permit, the Board may delegate any or all of its powers under the Plan to one or more Committees. The Board may abolish any Committee or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.

STOCK AVAILABLE FOR AWARDS

4.1    Number of Shares. Subject to adjustment under Article VII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

4.2    Share Recycling. If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the

Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.

4.5    Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [●]1 Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.6    Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate in accordance with Applicable Laws. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.

4.7    Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $500,000. The Administrator may make exceptions to these limits for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.

ARTICLE V.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1    General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options.

[1]	Note to Draft: To be determined once overall share limit is determined.

The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at such Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2    Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right.

5.3    Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, unless otherwise determined by the Administrator in accordance with Applicable Laws, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation unless the Administrator otherwise determines.

5.4    Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5    Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a)    cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)    if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c)    to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)    to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)    to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or

(f)    to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

ARTICLE VI.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

6.1    General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.

6.2    Restricted Stock.

(a)    Dividends. Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

(b)    Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

(c)    Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

6.3    Restricted Stock Units.

(a)    Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b)    Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

(c)    Dividend Equivalents. If the Administrator provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.

ARTICLE VII.

OTHER STOCK OR CASH BASED AWARDS

7.1    Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.

ARTICLE VIII.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

8.1    Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2    Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

(a)    To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b)    To provide that such Award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)    To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)    To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;

(e)    To replace such Award with other rights or property selected by the Administrator; and/or

(f)    To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3    Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.

8.4    General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.

GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1    Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2    Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3    Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4    Termination of Service; Change in Status. The Administrator will determine, in its sole discretion, the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether a particular leave of absence constitutes a Termination of Service or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5    Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.6    Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

9.7    Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8    Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9    Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees if requested by the Company to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE X.

MISCELLANEOUS

10.1    No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement.

10.2    No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3    Effective Date and Term of Plan. The Plan will become effective on the Effective Date and, unless earlier terminated by the Board, will remain in effect until the earlier of (i) the earliest date as of which all

Awards granted under the Plan have been satisfied in full or terminated and no Shares approved for issuance under the Plan remain available to be granted under new Awards or (ii) the tenth anniversary of the earlier of the date the Plan is approved by the Board or the date the Plan is approved by the Company’s stockholders, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.

10.4    Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5    Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6    Section 409A.

(a)    General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)    Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Termination of Service of a Participant. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment,” Termination of Service or like terms means a “separation from service.”

(c)    Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made. Furthermore, notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.

10.7    Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8    Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9    Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 10.9. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10    Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11    Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12    Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13    Claw-back Provisions. All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy as in effect from time to time, including any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder).

10.14    Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15    Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16    Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

10.17    Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

ARTICLE XI.

DEFINITIONS

As used in the Plan, the following words and phrases will have the following meanings:

11.1    “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.2    “Agreement and Plan of Merger” mean that certain Agreement and Plan of Merger, by and among Acquiror, Starry, Inc., Merger Sub and Company, dated as of October 6, 2021.

11.3    “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.4    “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents or Other Stock or Cash Based Awards.

11.5    “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.6    “Board” means the Board of Directors of the Company.

11.7    “Cause” means (i) if a Participant is a party to a written employment, severance or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “cause” is defined (a “Relevant Agreement”), “cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) the Participant’s dishonest statements or acts with respect to the Company or any affiliate of the Company, or any of the Company’s current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (B) the Participant’s commission of (1) a felony or (2) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (C) the Participant’s failure to perform his or her assigned duties and responsibilities to the reasonable satisfaction of the Company, which failure continues, in the reasonable judgment of the Company, after written notice given to the grantee by the Company; (D) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (E) the Participant’s violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nondisclosure and/or assignment of inventions.

11.8    “Change in Control” means and includes each of the following:

(a)    A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries, or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50 % of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)    During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)    The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)    which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the

Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)    after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, (1) the conversion of shares of Class X Common Stock into shares of Class A Common Stock upon the following events (a) the date on which Chaitanya Kanojia is neither an employee of the Company nor a member of the Board or (b) Chaitanya Kanojia ceases to beneficially own at least 25% of the number of Company shares he holds immediately following the Closing (as defined in the Agreement and Plan of Merger) shall not constitute a Change in Control and (2) if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.9    “Class A Common Stock” means the Class A common stock of the Company, par value of $0.001 per share.

11.10    “Class X Common Stock” means the Class X common stock of the Company, par value of $0.001 per share.

11.11    “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.12    “Committee” means one or more committees or subcommittees of the Board or otherwise consisting of one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.13    “Common Stock” means either the Class A Common Stock or the Class X Common Stock.

11.14    “Company” means Starry Holdings, Inc., a Delaware corporation, or any successor.

11.15     “Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the

Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

11.16    “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.17    “Director” means a Board member.

11.18    “Disability” means “disability” within the meaning of Section 22(e)(3) of the Code.

11.19    “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.20

11.21    “Effective Date” means the date on which the transactions contemplated by the Agreement and Plan of Merger are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

11.22    “Employee” means any employee of the Company or any of its Subsidiaries.

11.23    “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.24    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.25    “Fair Market Value” means, as of any date, the value of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) in any case the Administrator may determine the Fair Market Value in its discretion to the extent such determination does not constitute a “material revision” to the Plan under applicable stock exchange or stock market rules and regulations (or otherwise require stockholder approval).

11.26    “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.27    “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.28

11.29    “Non-Qualified Stock Option” means an Option not intended or not qualifying as an Incentive Stock Option.

11.30    “Option” means an option to purchase Shares.

11.31    “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

11.32    “Overall Share Limit” means the sum of (i) [●]2 Shares and (ii) an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2031, equal to the lesser of (A) 5.0 % of the aggregate number of shares of Class A Common Stock and Class X Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board.

11.33     “Participant” means a Service Provider who has been granted an Award.

11.34    “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the Board or Committee whether or not listed herein, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

[2]	Note to Draft: To be equal to 10% of the surviving company’s fully-diluted outstanding stock immediately after the closing.

11.35    “Plan” means this 2021 Incentive Award Plan, as may be amended from time to time.

11.36     “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.37    “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one or more Shares or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

11.38    “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.39    “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.40    “Securities Act” means the Securities Act of 1933, as amended.

11.41    “Service Provider” means an Employee, Consultant or Director.

11.42    “Shares” means shares of Class A Common Stock.

11.43    “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.44    “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.45    “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.46    “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

ANNEX K

Execution Version

STARRY HOLDINGS, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE II.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1    “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI.

2.2    “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3    “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.

2.4    “Board” means the Board of Directors of the Company.

2.5    “Class A Common Stock” means the Class A common stock of the Company, par value of $0.001 per share.

2.6    “Class X Common Stock” means the Class X common stock of the Company, par value of $0.001 per share.

2.7    “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.8    “Common Stock” means the Class A Common Stock and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

2.9    “Company” means Starry Holdings, Inc., a Delaware corporation, or any successor.

2.10    “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation or wages received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, income received in connection with any compensatory equity awards, fringe benefits and other special payments.

2.11    “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.

2.12    “Effective Date” means the date on which the transactions contemplated by that certain Merger Agreement, by and among the Company, FirstMark Horizon Acquisition Corp., a Delaware corporation, Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC, and Starry, Inc., a Delaware corporation, dated as of October 6, 2021 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

2.13    “Eligible Employee” means:

(a)    an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code) (including Class X Common Stock). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(b)    Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(c)    Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.14    “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.

2.15    “Enrollment Date” means the first Trading Day of each Offering Period.

2.16    “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.

2.17    “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.18    “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.19    “Offering Document” has the meaning given to such term in Section 4.1.

2.20    “Offering Period” has the meaning given to such term in Section 4.1.

2.21    “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.22    “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.

2.23    “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.24    “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.25    “Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.26    “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Administrator in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.27    “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.28    “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.29     “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.30    “Share” means a share of Class A Common Stock.

2.31    “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.32    “Trading Day” means a day on which national stock exchanges in the United States are open for trading.

2.33    “Treas. Reg.” means U.S. Department of the Treasury regulations.

ARTICLE III.

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be [●]1 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2031, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0 % of the aggregate number of shares of Class A Common Stock and Class X Common Stock of the Company outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of [●] Shares, subject to Article VIII.

3.2    Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.

OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1    Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.

4.2    Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)    the length of the Offering Period, which period shall not exceed twenty-seven months;

(b)    the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 15,000 Shares; and

(c)    such other provisions as the Administrator determines are appropriate, subject to the Plan.

[1]	Note to Draft: To equal 2% of the surviving company’s fully-diluted outstanding stock immediately after the closing.

ARTICLE V.

ELIGIBILITY AND PARTICIPATION

5.1    Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2    Enrollment in Plan.

(a)    Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)    Each subscription agreement shall designate either (i) a whole percentage of such Eligible Employee’s Compensation or (ii) a fixed dollar amount, in either case, to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. In either event, the designated percentage or fixed dollar amount may not be less than one percent (1%) and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be twenty percent (20%) in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)    A Participant may increase or decrease the percentage of Compensation or the fixed dollar amount designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d)    Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3    Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4    Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5    Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6    Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7    Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

5.8    Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

ARTICLE VI.

GRANT AND EXERCISE OF RIGHTS

6.1    Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase

Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2    Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3    Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4    Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s Compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5    Conditions to Issuance of 6.6 Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE VII.

WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1    Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2    Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3    Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

ARTICLE VIII.

ADJUSTMENTS UPON CHANGES IN SHARES

8.1    Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2    Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation, any change in control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)    To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)    To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a Parent or Subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)    To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)    To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)    To provide that all outstanding rights shall terminate without being exercised.

8.3    No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4    No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.

AMENDMENT, MODIFICATION AND TERMINATION

9.1    Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2    Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, add or revise Offering Period share limits, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3    Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)    altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)    shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)    allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4    Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

ARTICLE X.

TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Section 423 Component of the Plan shall be subject to approval of the Plan by the Company’s stockholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Section 423 Component of the Plan prior to such stockholder approval. The Plan shall remain in effect until terminated under Section 9.1. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.

ADMINISTRATION

11.1    Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2    Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)    To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)    To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

(c)    To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d)    To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e)    To amend, suspend or terminate the Plan as provided in Article IX.

(f)    Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g)    The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3    Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.

MISCELLANEOUS

12.1    Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2    Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3    Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4    Designation of Beneficiary.

(a)    A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b)    Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5    Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6    Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7    Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8    No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9    Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.10    Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Delaware, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

12.11    Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

* * * * *

ANNEX L

Confidential	October 6, 2021

FirstMark Horizon Acquisition Corp.

100 5th Avenue 3rd Floor

New York, NY 10011

Dear Richard and Amish:

FirstMark Horizon Acquisition Corp. (“FMAC”) has engaged Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to FMAC in connection with the Board of Directors of FMAC’s (the “Board of Directors”) consideration of FMAC’s proposed business combination transaction with Starry, Inc. (“Starry”) (the “Initial Business Combination”), specifically to provide it with a written opinion as to whether the consideration to be paid by Pubco in the Initial Business Combination pursuant to the Merger Agreement (as defined below) is fair to FMAC, from a financial point of view (the “Opinion”). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Description of the Initial Business Combination

It is Duff & Phelps’ understanding that FMAC is contemplating entering into an Agreement and Plan of Merger, to be dated as of October [6], 2021 (the “Merger Agreement”), by and among FMAC, Sirius Merger Sub, Inc., a wholly owned subsidiary of FMAC (“Merger Sub”), Starry, and Starry Holdings, Inc., a wholly owned subsidiary of Starry (“Pubco”), pursuant to which the following transactions will occur:

1.

Prior to the SPAC Merger (as defined below), Starry will raise $21.0 million from private investors by issuing shares of Company Series Z Preferred Stock at a price per share of $10.00 (the “Series Z Investment”);

2.	FMAC will merge with and into Pubco (the “SPAC Merger”), with Pubco as the surviving company in the merger and becoming the sole owner of Merger Sub;

3.

Following the effective time of the SPAC Merger (the SPAC Merger Effective Time) and immediately prior to the consummation of the Acquisition Merger, Pubco will raise $109.0 million from private investors by issuing Pubco Common Stock at a price per share of $10.00 (the “PIPE Investment”);

4.

Following the consummation of the SPAC Merger and immediately prior to the consummation of the Acquisition Merger, Pubco will raise $150.0 million from private investors by issuing convertible notes of Pubco (the “Convertible Note Investment” and, collectively with the Series Z Investment and the PIPE Investment, the “Investments”); and

5.	At least 24 hours, but no more than 48 hours, following the consummation of the SPAC Merger, Merger Sub will merge with and into Starry (the “Acquisition Merger” and, collectively with the SPAC

Duff & Phelps	T +1 212 871 2000	www.duffandphelps.com
55 E. 52nd St.
Floor 17
New York, NY 10055

FirstMark Horizon Acquisition Corp.

October 6, 2021

Merger, the “Mergers”), with Starry as the surviving company in the merger and, after giving effect to such merger, Starry will be a wholly owned subsidiary of Pubco (the effective time of the Acquisition Merger, the “Acquisition Merger Effective Time”).

It is Duff & Phelps’ understanding that the Merger Agreement also provides for the payment of the following consideration:

1.

At the SPAC Merger Effective Time, (a) each SPAC Unit, each consisting of one share of SPAC Class A Common Stock and one-third of one SPAC Warrant, will be automatically detached and the holder thereof will be deemed to hold one share of SPAC Class A Common Stock and one-third of a SPAC Warrant; (b) immediately following the preceding step, each share of SPAC Class A Common Stock will be canceled and converted into the number of shares of Pubco Class A Common Stock equal to the lower of: (i) 1.2415; and (ii) (A) (x) the Post-Redemption SPAC Share Number (as defined in the Merger Agreement), plus (y) 1,000,000 divided by (B) the Post-Redemption SPAC Share Number (the “Class A Exchange Ratio”); (c) each SPAC Warrant will be assumed by Pubco and converted automatically into a warrant to purchase shares of Pubco Class A Common Stock; and (d) each share of Pubco capital stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall be redeemed from Starry for par value;

2.

Immediately prior to the Acquisition Merger Effective Time, (a) each share of Company Preferred Stock (other than shares of Company Series Z Preferred Stock) will convert into a number of shares of Company Voting Common Stock as set forth in the Merger Agreement (such conversion, the “Starry Preferred Stock Conversion”) and (b) each outstanding Company Warrant will automatically be exercised in exchange for shares of Company Common Stock pursuant to the terms of such Company Warrants and shall be automatically cancelled, extinguished and retired and cease to exist; and

3.

At the Acquisition Merger Effective Time, (a) each share of Company Common Stock, including shares of Company Common Stock resulting from the Starry Preferred Stock Conversion, will be canceled and automatically converted into the right to receive (i) with respect to Chaitanya Kanojia, the number of shares of Pubco Class X Common Stock equal to the quotient of 140,000,000, divided by the Fully Diluted Share Number (the “Acquisition Merger Exchange Ratio”) and (ii) with respect to any other persons who hold Company Common Stock immediately prior to the Acquisition Merger Effective Time (including after giving effect to the Starry Preferred Stock Conversion), the number of shares of Pubco Class A Common Stock equal to the Acquisition Merger Exchange Ratio; (b) each share of the Company Series Z Preferred Stock will convert on a 1-for-1 basis into shares of Pubco Class A Common Stock; (c) each outstanding Company Stock Option will be converted into an option exercisable for shares of Pubco Class A Common Stock, on the same terms and conditions as were applicable to such Company Stock Option; and (d) each outstanding award of restricted stock units of Starry will be converted into an award covering shares of Pubco Class A Common Stock.

The consideration to be paid by Pubco pursuant to paragraphs 1 through 3 above is referred to herein as the “Merger Consideration.”

FirstMark Horizon Acquisition Corp.

October 6, 2021

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

FMAC’s audited balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder’s equity and cash flows for the period from August 13, 2020 (Inception) through December 31, 2020 on Form 10-K/A filed with the Securities and Exchange Commission (“SEC”) on May 27, 2021 and FMAC’s unaudited interim financial statements for March 31, 2021 and June 30, 2021 included in FMAC’s Form 10-Q filed with the SEC on May 28, 2021 and August 13, 2021, respectively;

b.

Audited financial information for Starry for the years ended December 31, 2019 and December 31, 2020, and estimated financial information for Starry for the year ended December 31, 2021, which Starry’s management identified as being the most current financial statements available and on which were instructed to rely by the management of FMAC;

c.

Capitalization information for Starry, prepared by FMAC, pro forma for the Initial Business Combination and the Investments, provided to us by management of FMAC and on which were instructed to rely by the management of FMAC;

d.

Other internal documents relating to the history, current operations, and probable future outlook of Starry, including financial projections for the years ended December 31, 2022 through December 31, 2026, prepared by Starry and provided to us by management of FMAC (the “Financial Projections”) and on which were instructed to rely by the management of FMAC;

e.

A letter dated October 6, 2021 from the management of FMAC and Starry which made certain representations as to historical financial statements, the Financial Projections and the assumptions underlying the Financial Projections, for FMAC and Starry, respectively;

f.	The Starry Investor Presentation dated October 2021;

g.	Final draft of the Merger Agreement, dated October [6], 2021;

h.	Final draft of the Convertible Senior Notes Indenture, dated October 6, 2021;

i.	Final draft of the Convertible Note Subscription Agreement, dated October 4, 2021;

j.	Final draft of the Sponsor Support Agreement, dated October [6], 2021;

k.	Final draft of the Series Z Subscription Agreement, dated October 4, 2021; and

l.	The Subscription Agreement related to the PIPE Investment, dated October 5, 2021;

2.	Discussed the information referred to above and the background and other elements of the Initial Business Combination with the management of FMAC and with the management of Starry;

3.	Discussed with FMAC management the plans and intentions with respect to the management and operation of FMAC following the completion of the Initial Business Combination;

4.	Reviewed the historical trading price and trading volume of FMAC’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

FirstMark Horizon Acquisition Corp.

October 6, 2021

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Initial Business Combination, Duff & Phelps, with FMAC’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including FMAC management, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors and FMAC have been advised by counsel as to all legal matters with respect to the Initial Business Combination, including whether all procedures required by law to be taken in connection with the Initial Business Combination have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions, including the assumption that the Investments will be completed on or prior to consummation of the Initial Business Combination;

4.	Assumed that information supplied by and representations made by FMAC and Starry management are substantially accurate regarding FMAC, Starry and the Initial Business Combination;

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate (subject to the disclosure schedules to the Merger Agreement);

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of FMAC or Starry since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.

Assumed that all of the conditions required to implement the Initial Business Combination will be satisfied and that the Initial Business Combination will be completed in accordance with the Merger Agreement without any material amendments thereto or any material waivers of any terms or conditions thereof; and

9.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Initial Business Combination will be obtained without any adverse effect on FMAC, Starry, or the contemplated benefits expected to be derived in the Initial Business Combination.

Given FMAC’s nature as a special purpose acquisition company, for purposes of this Opinion and at FMAC’s direction and with FMAC’s consent, Duff & Phelps has assumed a value of $10.00 per share of SPAC Class A Common Stock and SPAC Class B Common Stock in calculating the value of such common stock, with such $10.00 value being based on the sale price of the SPAC Units sold in FMAC’s initial public offering of SPAC Units and the approximate amount of cash contained in FMAC’s trust account per outstanding share of SPAC Class A Common Stock (excluding, for the avoidance of doubt, any dilutive impact of the shares of SPAC

FirstMark Horizon Acquisition Corp.

October 6, 2021

Class B common stock or any warrants of FMAC or any other securities). Duff & Phelps has further assumed, for purposes of this Opinion and at FMAC’s direction and with FMAC’s consent, that SPAC Class A Common Stock and SPAC Class B Common Stock are identical in all respects.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Initial Business Combination.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate FMAC’s or Starry’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Initial Business Combination, the Investments, the assets, businesses or operations of FMAC or any alternatives to the Initial Business Combination, (ii) negotiate the terms of the Initial Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from FMAC’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Initial Business Combination, or (iii) advise FMAC, the Board of Directors or any other party with respect to alternatives to the Initial Business Combination.

Duff & Phelps is not expressing any opinion as to the market price or value of Pubco’s common stock or securities or Starry’s common stock or securities (or anything else) after the announcement or the consummation of the Initial Business Combination. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of FMAC’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of FMAC’s or Starry’s officers, directors, or employees, or any class of such persons, relative to the consideration to be paid by Pubco in the Initial Business Combination pursuant to the Merger Agreement, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of FMAC in connection with its consideration of the Initial Business Combination and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Initial Business Combination versus any alternative strategy or transaction; (ii) does not address any transaction related to the Initial Business Combination, including the Investments; (iii) is not a recommendation as to how FMAC or any stockholder of FMAC or Starry should vote or act with respect to any matters relating to the Initial Business Combination, or whether to proceed with the Initial Business Combination or any related transaction, and (iv) does not indicate that the consideration paid by Pubco in the Initial Business Combination pursuant to the Merger Agreement is the best possibly attainable by FMAC under any circumstances; instead, it merely states whether the consideration to be paid by Pubco in the Initial Business Combination pursuant to the Merger Agreement is within a range suggested by certain financial analyses. The

FirstMark Horizon Acquisition Corp.

October 6, 2021

decision as to whether to proceed with the Initial Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party or person.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of (a) the Initial Business Combination (including, without limitation, the form or structure of the Initial Business Combination) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Initial Business Combination or (ii) the fairness, financial or otherwise, of the Initial Business Combination and/or the Merger Agreement to, or of any consideration to be paid to or received by, the holders of any class of securities of FMAC, Pubco or Starry. This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of FMAC or any other party or person). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of FMAC by any stockholder or group of stockholders of Starry.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this

Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and FMAC dated September 3, 2021 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to FMAC and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, the entirety of Duff & Phelps’ fee is deemed to be earned upon the delivery by Duff & Phelps of this Opinion to FMAC; a portion of such fee is payable upon delivery of this Opinion to FMAC and a portion is payable upon the closing of the Initial Business Combination. Other than this engagement, Duff & Phelps is currently engaged to provide portfolio valuation advisory services to an affiliate of FMAC. For this engagement, Duff & Phelps will receive customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Merger Consideration to be paid by Pubco pursuant to the Merger Agreement is fair to FMAC, from a financial point of view.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, A Kroll Business

Kroll, LLC

ANNEX M

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person’s heirs, executors, and administrators. Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, the Proposed Charter and Proposed Bylaws will limit the liability of New Starry’s directors to the fullest extent permitted by the DGCL, and will provide that New Starry will indemnify New Starry’s directors to the fullest extent permitted by the DGCL. In connection with the Business Combination, New Starry will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that New Starry will indemnify each of its directors and such officers to the fullest extent permitted by law and the Proposed Charter and the Proposed Bylaws, and will provide for advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Starry will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of New Starry arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
2.1†	Agreement and Plan of Merger, dated as of October 6, 2021, as amended, by and among FirstMark Horizon Acquisition Corp., Sirius Merger Sub, Inc., Starry Holdings, Inc. and Starry, Inc. (included as Annex A to the proxy statement/prospectus that forms a part of this registration statement).

3.1	Amended and Restated Certificate of Incorporation of FirstMark Horizon Acquisition Corp. (incorporated by reference to Exhibit 3.1 to FirstMark’s Current Report on Form 8-K filed with the SEC on October 8, 2020).

3.2	Form of Amended and Restated Certificate of Incorporation of Starry Holdings, Inc. (included as Annex B to the proxy statement/prospectus that forms a part of this registration statement).

3.3	Form of Amended and Restated Bylaws of Starry Holdings, Inc. (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement).

4.1	Specimen Unit Certificate of FirstMark Horizon Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the FirstMark Horizon Acquisition Corp.’s registration statement on Form S-1 (File No. 333-251920) filed with the SEC on September 18, 2020).

4.2	Specimen Class A Common Stock Certificate of FirstMark Horizon Acquisition Corp. (incorporated by reference to Exhibit 4.2 to FirstMark Horizon Acquisition Corp.’s registration statement on Form S-1 (File No. 333-251920) filed with the SEC on September 18, 2020).

4.3	Specimen Warrant Certificate of FirstMark Horizon Acquisition Corp. (incorporated by reference to Exhibit 4.3 to FirstMark Horizon Acquisition Corp.’s registration statement on Form S-1 (File No. 333-251920) filed with the SEC on September 18, 2020).

4.4	Warrant Agreement, dated October 8, 2020, between FirstMark Horizon Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to FirstMark Horizon Acquisition Corp.’s Current Report on Form 8-K (File No. 333-251920) filed with the SEC on October 8, 2020).

5.1*	Opinion of Latham & Watkins LLP as to the validity of the securities being registered.

10.1	Form of Starry Holdings, Inc. 2022 Equity Incentive Plan (included as Annex J to the proxy statement/prospectus that forms a part of this registration statement).

10.2	Form of Starry Holdings, Inc. 2022 Employee Stock Purchase Plan (included as Annex K to the proxy statement/prospectus that forms a part of this registration statement).

10.3	Form of the PIPE Subscription Agreement (included as Annex G to the proxy statement/prospectus that forms a part of this registration statement).

Exhibit	Description

10.4	Form of the Series Z Subscription Agreement (included as Annex H to the proxy statement/prospectus that forms a part of this registration statement).

10.5	Form of the Convertible Note Subscription Agreement (included as Annex I to the proxy statement/prospectus that forms a part of this registration statement).

10.6	Sponsor Support Agreement, dated as of October 6, 2021, by and among FirstMark Horizon Sponsor LLC, certain directors of FirstMark Horizon Acquisition Corp., FirstMark Horizon Acquisition Corp., Starry Holdings, Inc. and Starry, Inc. (included as Annex D to the proxy statement/prospectus that forms a part of this registration statement).

10.7	Starry, Inc. Holders Support Agreement, dated as of October 6, 2021, by and among FirstMark Horizon Acquisition Corp., Starry Holdings, Inc. Starry, Inc. and certain of the stockholders of Starry, Inc. (included as Annex E to the proxy statement/prospectus that forms a part of this registration statement).

10.8	Form of the Registration Rights Agreement (included as Annex F to the proxy statement/prospectus that forms a part of this registration statement).

21.1*	List of subsidiaries of Starry Holdings, Inc.

23.1	Consent of Deloitte & Touche LLP (with respect to the Starry, Inc. financial statements).

23.2	Consent of Deloitte & Touche LLP (with respect to the Starry Holdings, Inc. financial statements).

23.3	Consent of Marcum LLP (with respect to the FirstMark Horizon Acquisition Corp. financial statements).

23.4*	Consent of Latham & Watkins LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this registration statement).

99.1*	Form of Preliminary Proxy Card.

99.2	Consent of Amish Jani to be named as a director.

99.3	Consent of James Chiddix to be named as a director.

99.4	Consent of Duff & Phelps, A Kroll Business Operating as Kroll, LLC, independent financial advisor to FirstMark Horizon Acquisition Corp.

*	To be filed by amendment.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(10)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on November 5, 2021.

STARRY HOLDINGS, INC.

By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chaitanya Kanojia, Komal Misra, William Lundregan and Brian Regan, each acting alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chaitanya Kanojia Chaitanya Kanojia	Chief Executive Officer (Principal Executive Officer)	November 5, 2021

/s/ Komal Misra Komal Misra	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 5, 2021

/s/ William Lundregan William Lundregan	President and Director	November 5, 2021

/s/ Brian Regan Brian Regan	Director	November 5, 2021